CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
As confidentially submitted to the Securities and Exchange Commission on October 9, 2026.
This amended draft registration statement has not been publicly filed with the
Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Anthropic, PBC
(Exact name of registrant as specified in its charter)

Delaware	7372	86-1696045
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
548 Market Street
PMB 90375
San Francisco, California 94104
(415) 326-6303
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dario Amodei, Chief Executive Officer and Co-Founder
Daniela Amodei, President and Co-Founder
Anthropic, PBC
548 Market Street
PMB 90375
San Francisco, California 94104
(415) 326-6303
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Rezwan D. Pavri
Allison B. Spinner
Lang Liu
Colin G. Conklin
Jonie I. Kondracki
Lester Ang
Shannon R. Delahaye
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300
Brian Israel Elena Leichty Patrick Ekeruo Scott Booth Anthropic, PBC 548 Market Street PMB 90375 San Francisco, California 94104 (415) 326-6303	Sarah K. Solum Calise Y. Cheng Phillip S. Stoup Freshfields US LLP 855 Main Street Redwood City, California 94063 (650) 618-9250

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities
Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the
Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject To Completion. Dated           .

Class A Common Stock	Shares	Anthropic, PBC
This is an initial public offering of shares of Class A common stock of Anthropic, PBC. We are selling            shares of Class A common
stock and the selling stockholders identified in this prospectus are selling an additional            shares of Class A common stock. We will
not receive any proceeds from the sale of shares of our Class A common stock by any of the selling stockholders.
Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public
offering price per share will be between $           and $          . We have applied to list our Class A common stock on the Nasdaq Global
Select Market under the symbol “ANT.”
We have a novel capital and corporate governance structure. We are incorporated as a public benefit corporation under Delaware law, a structure consistent with our commitment to artificial intelligence (“AI”) safety and responsibility. As a public benefit corporation, we are required to balance the pecuniary interests of our stockholders, the best interests of those materially affected by our conduct, and the specific public benefit purpose identified in our amended and restated certificate of incorporation: the responsible development and maintenance of advanced AI for the long-term benefit of humanity. We created our Long-Term Benefit Trust (the “LTBT”) to help ensure that Anthropic, PBC is managed in a manner that responsibly balances its goals as a public benefit corporation. The LTBT is intended to operate as an independent body of financially disinterested trustees with expertise in AI safety, national security, public policy, and social enterprise. Through a special class of common stock, Class T common stock, the LTBT generally has the authority to elect and remove the
Class T directors, who together will constitute a majority of the authorized members of our board of directors. The Class T common stock does not otherwise have voting rights with respect to matters submitted to stockholders generally and has no economic rights.
Immediately prior to the completion of this offering, we will also issue a single share of Class F common stock, a special class of our common stock, to a limited liability company organized by our co-founders (the “Founder LLC”). Dario Amodei, our Chief Executive
Officer and a member of our board of directors, and Daniela Amodei, our President and Chairperson of our board of directors, together with our five other co-founders, will initially be the sole members of the Founder LLC. The Class F common stock, which will be held by the Founder LLC, will be entitled to an aggregate number of votes that equals 50.1% of the total voting power of our outstanding shares of capital stock with respect to matters submitted to stockholders generally, including the election of our directors other than the Class T directors. The Class F common stock will not have any economic rights. Upon the completion of this offering, we will also authorize a special class of our common stock, Class E common stock, which will be issued to our employees, excluding our co-founders. The Class E common stock will be entitled to vote only on certain limited matters and will not have any economic rights. In addition, we have authorized Class A common stock and Class N common stock. The rights of the holders of Class A common stock and Class N common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share and shares of Class N common stock have no voting rights, except as otherwise required by law. The holders of our Class N common stock are primarily strategic business partners, and shares of Class N common stock will generally convert to Class A common stock upon a sale or transfer to an unaffiliated third party. The Class A common stock is not convertible. See the sections titled “Risk Factors—Risks Related to our Governance Structure,” “Our Governance Structure and Its Goals,” and “Description of Capital Stock” for more information.
We are considered a “controlled company” within the meaning of the Nasdaq Global Select Market corporate governance requirements.
See the sections titled “Our Governance Structure and Its Goals,” “Management,” and “Description of Capital Stock” for additional information.
See the section titled “Risk Factors” beginning on page 26 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Anthropic, PBC	$	$
Proceeds, before expenses, to selling stockholders	$	$
__________________
(1)See the section titled “Underwriting” for a description of the compensation payable to the underwriters.
To the extent that the underwriters sell more than            shares of Class A common stock, the underwriters have the option to purchase
up to an additional            shares of Class A common stock from Anthropic, PBC at the initial public offering price less the underwriting discount.
The underwriters expect to deliver the shares against payment in New York, New York, on or about           .

Goldman Sachs & Co. LLC	Morgan Stanley
Prospectus dated

ECLIPTIC
EQUINOCTIAL

We believe that AI is one of the most consequential technologies in human history. If managed well, it could rapidly accelerate scientific innovation, greatly increase economic growth rates, bring cures for major diseases within reach, and solve problems that have resisted generations of human effort.

Anthropic aims to realize these benefits while navigating and preventing the risks that come with a technological revolution this fast and this powerful.

There are four things that we would like any investor in Anthropic to understand: the incredible potential of AI, the risks we must address, Anthropic's unique approach to building a company and operating in the world, and the ways in which our behavior may differ from that of a purely profit-maximizing company.

AI's potential

In 2020, four of our founders co-wrote a paper that documented the scaling laws of AI. The scaling laws describe how increasing compute, data, model size, and training environments in combination produces a rapid increase in AI's general cognitive capabilities and, in turn, its economic value. To many at the time, the idea that machine intelligence would so strongly depend on scale was surprising, but predictions made on the basis of the scaling laws have proved true again and again.[1]

The phenomenon is somewhat analogous to Moore's law for computer chips, under which the computing power of these chips doubled every 12 to 18 months for several decades. Moore's law has been the basis of a succession of industries—from the personal computer to the internet—that have revolutionized the modern economy, but we believe that the impact of an exponential in machine cognition will be vastly greater even than that of the exponential in computer chips.

---

[1] The idea is closely related to Richard Sutton's concept of the bitter lesson, which describes how sheer scale has consistently won out over more specific, complex methods of training AI models. Note that scale is not the only source of improvements in model capabilities—algorithmic efficiencies ("compute multipliers"), which allow us to (for example) achieve higher capabilities with the same amount of compute, have played a major role. But these efficiencies are themselves found using the scaling laws: researchers test new ideas and keep the ones that improve the scaling trend the most.

It is Anthropic's thesis that the exponential in cognition is likely to continue, eventually reaching the level of what we have called "a country of geniuses in a data center"—millions of virtual agents with the ability to revolutionize every area of human endeavor: software, physics, math, biology, medicine, finance, economics, commerce, robotics, military and intelligence capabilities, and much more. Anthropic has always focused first and foremost on working with other businesses, because we understand that the extraordinary benefits of AI will mostly derive from the way our models are deployed by enterprises and other organizations across the world.

It is worth highlighting a few applications with particularly great potential to improve the quality of human life:

- First, we believe that AI will profoundly accelerate the rate of progress in biology and medicine, potentially curing diseases that have plagued humanity for millennia, including cancer, Alzheimer's disease, heart disease, rare genetic diseases, and the major infectious diseases. AI enables entirely new ways of doing scientific research and drug development, and we hope to play a leading role in developing tools to benefit the broader scientific community. Anthropic already works with many biotechnology and pharmaceutical companies to improve both basic discovery and clinical trials, from helping pharmaceutical company scientists tackle drug discovery challenges to cutting the time it takes to write clinical trial reports from months to minutes. To build the best tools for science, our teams need first-hand experience doing scientific research and drug discovery. We have started to directly make biological discoveries with Claude: among them is the discovery of a molecular machine that might have the potential to be developed into a novel biotechnology tool, perhaps for gene editing. We expect Claude to enable many more novel biological discoveries in the near future, and we will work with our partners to validate them, working together to raise the rate of discovery across the entire field.

- Second, AI can be a powerful lever for economic growth. As a general purpose technology, it has the potential to raise productivity across every sector of the economy. Productivity growth in advanced economies has stagnated in recent decades, partly for structural reasons and partly because new ideas seem to be harder to find. AI could reverse this trend. AI can directly make workers and firms more productive in tasks that were previously hard to automate (some analyses suggest this alone could undo the recent productivity slowdown). But AI is also an "innovation in the method of innovation"—it can improve the very process by which businesses come up with new products and new ways of working. That could bring about a sustained acceleration in economic growth, with all the benefits for human wellbeing that growth can bring.

- Third, AI can diffuse these benefits throughout the world, helping to raise *global* economic growth rates. Today, even when medicines for terrible diseases are developed, they do not always reach everyone who needs them, due to failures of logistics, staffing, or access in poorer parts of the world. An estimated 4.6 billion people, more than half the world's population, still lack access to essential health services, according to the World Health Organization ("WHO") and the World Bank. We believe AI can help here as well, by extending scarce expertise, strengthening the data that health systems run on, and helping get treatments to where they are most needed.

We already have active collaborations on epidemiological modeling for malaria and other diseases in Africa. For example, during the 2026 Ebola outbreak in the Democratic Republic of the Congo, the WHO's Regional Office for Africa used Claude to cut the time needed to prepare its daily situation report from a full day to under an hour, allowing its team to run several disease models instead of one when deciding where to place treatment centers. With the Gates Foundation, we are helping health ministries use their data to deploy health workers, manage supply chains, and detect outbreaks, and we support free AI-powered clinical search for doctors in roughly 100 low- and middle-income countries, from Uganda to Haiti to Mongolia. With the International Rescue Committee, we are exploring how Claude can be used to digitize and analyze children's health records in Nigeria, helping workers identify children at risk of malnutrition and make limited resources go further. More broadly, AI can help to strengthen markets where they are currently weak. Mobile phones did this in the developing world in the 2000s, giving people access to critical information on prices that allowed trade to flow. AI could do the same for expertise, giving anyone access to the knowledge and skills of a lawyer, an accountant, or an agronomist, improving economic efficiency and accelerating growth across the world.

- Fourth, AI could raise the quality of government services and build technological state capacity. Tax authorities, social services, medical programs, planning and permitting—these and similar functions are often frustrating for citizens to interact with, and they could all be radically improved and modernized with sufficiently powerful AI. We already work with the U.S. federal government, many state governments, and U.S. allies in areas such as child services, social security administration, cybersecurity, and intelligence collection. In Utah, developers across ten state agencies are using Claude to modernize the software behind public services; in California, Claude is helping to shorten the lines at the DMV and to better serve people on Medicaid. In the United Kingdom, it is helping job seekers find their way through government services. Similarly, AI can be used to promote and strengthen democracies and bend the arc of geopolitical history in the direction of freedom, by helping democratic governments deliver on their promises to citizens, defending democratic institutions against cyberattacks and foreign interference, and ensuring that free societies lead in the world's most powerful technology.

These are far from the only applications of AI, but they illustrate the remarkable potential of the technology to build a better world. Alongside our customers, we intend to apply our AI models to revolutionize these and dozens of other areas of human endeavor. Doing so may well represent the greatest economic opportunity in history.

AI's risks

To build AI is to harness cognition itself, and anything so powerful can be used for ill as well as good. Anthropic is a deeply values-driven organization, founded in large part to help the world realize AI's benefits and avoid its dangers.

There are four broad categories of risk: misuse, loss of control, authoritarian abuse, and economic disruption.

- AI can be misused by those who wish to do harm, for example to conduct cyberattacks or to design biological weapons. We have strict guardrails and trusted access programs that are designed to block misuse of our technology while still enabling positive applications. We regularly shut down attempts to misuse our models, report them to law enforcement when appropriate, and endeavor to transparently disclose them to the public.

- AI may also behave autonomously in ways we (and our users) do not intend—as illustrated by recent high-profile cybersecurity incidents. Losing control of sufficiently powerful AI systems could be a global security threat of the first order. Anthropic has pioneered a number of methods for improving the control of our AI systems. These include mechanistic interpretability, which allows us to look inside AI models and try to understand how they behave, and constitutional training, which allows us to train AI models to act in line with a specific written document—Claude's constitution. We also publish model system cards that run to hundreds of pages, designed to give the public visibility into our progress on model safety. It has long been our practice to disclose incidents and publish research findings that help mitigate against this risk across the industry.

- Authoritarian governments may use AI to create high-tech surveillance states, deepen repression, and make themselves much more difficult to dislodge. We are committed to working with free societies to provide a counterweight to authoritarian abuse and to promote freedom and democracy.

- Finally, the incredible economic value of AI may come with economic disruption, similar to what has happened with previous technologies but greater in magnitude. We are committed to studying this disruption—we maintain an economic index that provides aggregated information about Claude's usage across the economy, and our researchers build macroeconomic models to predict the possible future impact of AI. We also suspect more radical actions will be needed and have already committed $200 million to partner with governments to run studies on different ways of responding to changes in the economy. We do this to find evidence about which types of interventions are effective, so that if society does encounter economic disruption, we will have helped build and de-risk the right tools to use in the response. We expect to scale up this funding significantly in the future.

We consider it our personal responsibility to help the world understand these risks, to prevent or mitigate them when they arise from our AI models, and to work with governments and the rest of the industry to address them at a societal level.

Anthropic's unique approach

Navigating a technology with the properties we have just described requires a very different approach from that of a typical company. Economists use the term *externalities* for effects on society that fall outside the transactions between a company and its customers, that the market therefore does not fully reward or penalize: the cost of pollution produced by a factory, for example, or the value of a research breakthrough by one company that other companies freely build upon. AI has unusually large externalities, both positive and negative. Cultivating the positive externalities, and defending against the negative ones, is to some degree in tension with the natural incentives of a for-profit company, and with the standard governance structure of a publicly traded company.

As founders and business leaders, we believe deeply in the power of entrepreneurial capitalism to deliver massive benefits to humanity. But we also believe that, for a technology as consequential as AI, entrepreneurial capitalism must be balanced and augmented by mechanisms that protect the common good and share the upside as widely as possible. Everything about the way we have built Anthropic, from our culture to our corporate structure, has been designed to ensure we can act in the public interest when the situation demands it.

It starts with Anthropic's culture, which is built around public benefit, honesty and trust, low-ego collaboration, and relentless focus on doing the simple thing that works. Everyone who interviews at Anthropic goes through an interview process designed to assess these attributes, and we are willing to turn down candidates who don't demonstrate them, even if they are extremely strong technically.

Anthropic remains small for its reach. Each Anthropic employee supports about $ million in trailing 12-month revenue as of September 30, 2026, which is meaningfully higher than the average for the largest public U.S. companies. We believe a close-knit team of people who share a mission can accomplish far more than its size would suggest, and we intend to keep that character as we grow.

Upon joining, all employees are offered a donation match: for each share of equity that they pledge to give away to philanthropic causes, Anthropic creates an additional share to match it, which is also pledged in the same manner. At the time of writing, just over half of all our employees have pledged at least some of their equity.[2] All seven of us have also pledged to donate 80% of our personal equity in Anthropic to charitable causes.

As co-founders and leaders, we aim for radical internal honesty, and we have a culture of lively and open debate between people of all levels of seniority. Every two weeks Dario, our CEO, gets up in front of the company and openly describes the decisions that are on his mind and the state of the industry; other co-founders and leaders frequently do the same in their respective areas. Employees debate the tradeoffs necessitated by the complexity of our mission in discussion forums that are open to the whole company. This open culture is one reason our talent density is high and our talent retention remains among the best in the industry. All seven of us still work at the company, which makes Anthropic the only major AI company to have retained its entire founding team. Over three quarters of our first 100 employees still work here; even those who do leave often go on to recommend Anthropic to others, or to return. Our statistics show that of the employees who left whom we would have preferred to retain, 19% subsequently returned to work at Anthropic.

But culture is not enough: formal governance commitments matter as well. We have designed our governance structure to balance commercial success and the public good. Anthropic is a public benefit corporation, which means our board of directors is tasked with weighing the financial interests of our stockholders against our public benefit mission and the interests of those materially affected by our conduct. In addition, our governance structure shares power among three groups: our co-founders, our employees, and the Long-Term Benefit Trust ("LTBT"). The LTBT, an independent body with no financial stake in Anthropic, is charged with holding the company to its long-term public benefit mission. Its members bring expertise in fields where the positive and negative externalities of AI are most likely to arise, including national security, economics, global health, and science.

[2] For employees who joined before May 2024, we offered a donation match of up to 50% of their shares. Over 70% made a pledge, with over 25% pledging the full 50%. For post-May 2024 employees, we offered a donation match of up to 25% of their shares; nearly 50% have participated, with nearly 30% pledging the full 25%.

The LTBT elects four of our seven directors, with one of those seats subject to safeguards on nomination and removal (including an employee vote if the company and the LTBT disagree). We, the co-founders, have the power to elect the other three directors. Our increased voting power is not permanent and voting power passes to our common stockholders once fewer than three of us remain in the voting entity. This prospectus describes the structure in greater detail.

In addition to individual philanthropy, we are earmarking a measurable fraction of our resources for advancing AI's non-market benefits and reducing its risks, beyond what is incentivized by the logic of the market. Prior to our initial public offering, we are setting aside % of the company's equity for a fund devoted to the public good. We will set aside an additional % for every sustained % increase in share price from the prior contribution (starting with our initial public offering price), at our board's discretion. This % (or larger) commitment could be devoted to a wide range of initiatives, from science and medicine, to biosecurity, to global health, to economic research programs, to distributing the economic value from Anthropic's equity widely within the United States or throughout the world.[3]

For investors concerned about dilution, we note that the size and structure of this plan are not outside the range of what has been offered as executive compensation packages at some public companies in the past. We expect Anthropic's leadership team and employees to be as motivated by this structure as leaders of other companies are motivated by executive compensation.

With all of that said, Anthropic's employees and leaders understand that our public benefit goals are fueled by commercial success, and by the success of our customers. Achieving both business growth and public impact has been the balance that we have navigated since the founding of the company, and we have a strong track record of showing that it is possible to do both. Our ability to have a positive impact on the world scales in relation to our reach and stature as a successful company.

Our theory of change has always been what we call a *race to the top*: by showing that it is possible to succeed commercially while acting in the public interest, we hope to persuade other companies to do the same. We will make mistakes, and we expect to learn from others as much as they learn from us. If our competitors adopt our practices and improve on them, we consider that a success.

On investor expectations

Before starting the IPO process, we spoke to many business leaders who had gone through a similar process in the past. One piece of advice, which we heard in slightly different forms from multiple people, stuck with us: *never let your company be worth a dollar more than it is actually worth*. What they meant is that it is very dangerous when people buy your company's stock based on expectations you cannot fulfill or on incorrect predictions about how you will behave. This is in fact very similar to one of Anthropic's guiding principles: *underpromise and overdeliver*. It is also similar to something we do when recruiting: we give candidates an *anti-sell*, a pitch deliberately designed to be unappealing to those who are a poor fit for Anthropic while being appealing to the type of person we want to hire.

In this spirit, although we believe that AI as a field (and Anthropic in particular) represents one of the greatest economic opportunities in history, we also believe that it is important to state clearly the ways in which our decision making may run counter to investors' expectations. These fall into two categories: business bets that derive from AI's wild exponential trajectory but seem strange or unorthodox in isolation, and decisions that depart from profit maximization in order to appropriately balance the public good.

---

[3] This pledge is in addition to the aforementioned pledges of all of Anthropic's co-founders to give away 80% of our personal equity and the pledges of employees who took up our offer of donation matching, which amount to 9% and 8% of fully diluted shares as of June 30, 2026, respectively.

- In the first category, Anthropic will often make forward investments (especially in compute) that may seem irresponsibly large at first glance. This derives from our belief, based on the scaling laws, that AI's economic value is on an exponential curve and that the expected near-future economic value of our products will therefore be much larger than the current value. In order to fully capture the opportunity in front of us, we need to invest more aggressively than would a business that operates in a more slowly changing technological regime. A useful analogy is to pharmaceutical companies: very large up-front investments are often required for research and development, and those investments only make sense later in light of the returns from successful drugs. At Anthropic, a similar process is occurring much faster and on a much larger scale.

  We will always be willing to forgo *some* upside in exchange for downside protection, for example by looking for ways to offload excess compute if we overestimate demand, seeking to improve our compute and operating efficiency in order to increase our tolerance for error, or raising capital when necessary to insulate ourselves from temporary slowdowns in demand. But some level of risk is inherent to the extreme upside possibilities offered by the AI exponential. In general, we will aim to be *bold but sane*, and to win trust with a track record of successful bets.

  Related to this, we will be constantly seeking to reinvent our business, releasing new classes of products whose aim is to dwarf the economic value of our existing ones. Advances in AI's cognitive capabilities are constantly opening up new classes of products that were not viable with models from even the preceding few months. For example, AI chatbots became viable around 2022, and AI coding agents around 2025; AI agents for general knowledge work and scientific discovery are gradually becoming viable in 2026. Relative to a typical business, we will generally devote less effort to entrenching our current products and business models, and more effort to defining new ones, because that is where the technology's greatest possibilities lie.

- In the second category (departure from profit maximization), we are committed to standing up for our values at critical points, even when this is costly for us commercially.

  For example, when we trained Claude Mythos Preview, the most capable model we had built at the time, we judged that its abilities, particularly in cybersecurity, had advanced to a point where releasing it widely without new safeguards would have carried significant risk. We therefore chose not to make it generally available and offered its capabilities to the public (as Claude Fable 5) only after we had built additional safeguards. The delay meant forgoing substantial revenue and ceding ground to competitors (we also gave away around $100 million in Claude credits to cyber defenders), but we believe it was the right decision, and we expect to face similar decisions again as our models grow more capable.

  We have also committed to keeping Claude free of advertising. Advertising funds much of the modern internet, and it would likely be a large source of revenue for us. But people bring some of their most important work and most personal questions to Claude, and we want Claude's only incentive to be giving them a helpful answer. Once advertising becomes part of a company's revenue targets, the pressure to optimize for engagement tends to grow. We have chosen not to introduce that pressure into Claude.

A particularly important place to weigh the public interest is the pace of AI progress. Moving quickly brings AI's benefits sooner, but moving too quickly could outrun the world's ability to make AI systems safe. Building AI safely may require Anthropic (and ideally the rest of the industry) to modulate the extremely fast pace at which AI capabilities are compounding, especially when this is driven by AI systems building themselves. While progress will still be very fast in absolute terms—potentially much faster than today—there may be times when we choose to advance more slowly than we could in order to make our systems safer, even if that puts us at a competitive disadvantage.

All of us have a sincere conviction that the AI exponential will generate so much value that, in the long run, it will far outweigh any shorter-term economic sacrifices we make as part of our mission. We also think that some of our public benefit-driven decisions may be good for the business long-term, by generating increased trust and credibility among customers, governments, employees, and the public at large—although that is not the ultimate reason we choose to make them. Nevertheless, we feel the need to be forthright about our decision making and to set expectations appropriately. We and our investors will have a smoother journey if everyone involved is on the same page about how we operate and is not surprised by our choices.

Parting thoughts

More broadly, however, we encourage you, as a prospective owner of our stock, not to think of your purchase in purely transactional terms. We hope you will see it instead as an opportunity to be part of something greater. The advent of machine intelligence is one of the seminal moments in human history.

As one of the companies at the very center of that moment, we have a rare opportunity to shape it for the better. That is our mission: to help humankind chart a safe course through the evolution of intelligence, open new frontiers of discovery, and bring forth an age of miracles. Everyone who owns our stock, whether an institution or an individual, becomes part of that effort. We hope you will share our ambition to see it through.

Dario Amodei

Daniela Amodei

Tom Brown

Jack Clark

Jared Kaplan

Sam McCandlish

Chris Olah

Financial highlights Q '26

$

Revenue

x

YoY revenue growth

Customers ≥$100k TTM revenue[4]

x

YoY growth in customers ≥$100k TTM revenue[4]

x

Compute efficiency gain[5]

%

Adjusted Operating Margin[6]

[4] As of , 2026.

[5] Represents the increase in compute efficiency, measured as in-period revenue divided by compute and infrastructure expenses; from to .

[6] GAAP operating margin for the same period was %. See the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" for a reconciliation of Adjusted Operating Margin to operating margin.

Defining the frontier

Opus 5.5
Mythos 5.1 / Fable 5.1
Opus 5
Sonnet 5
Mythos 5 / Fable 5
Opus 4.8
Claude for Legal
Claude Design
Opus 4.7
Mythos Preview
Claude Security
Opus 4.6
Claude Cowork
Claude for Healthcare
Opus 4.5
Claude for Life Sciences
Sonnet 4.5
Claude for Financial Services
Claude Code GA
Claude 4
Claude for Education
Model Context Protocol
Claude 3
Claude 2
Claude.ai
Commercial launch
$
Q ’26 Revenue
March 2023

i
CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83

Through and including            (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the selling stockholders, nor any of the underwriters, have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us to which we may have referred you in connection with this offering.
Neither we nor the selling stockholders, nor any of the underwriters, take responsibility for, or can provide any assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.
The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.
For investors outside the United States: This offering includes public offerings in Australia, Canada, certain member states of the European Economic Area, Japan, Switzerland, and the United Kingdom. We do not
currently intend to list our Class A common stock on any exchange in such jurisdictions. Neither we nor the selling stockholders, nor any of the underwriters, have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States and the jurisdictions listed above. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside the United
States.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Select Defined Terms
The following are abbreviations, acronyms, and definitions of certain terms used in this prospectus:
“agent loop” refers to the iterative cycle in which an AI agent receives a task, takes an action, such as planning a project, running code, or calling a tool, observes the result, and decides its next step, with this cycle repeating until the task is complete. The agent loop is the core execution pattern underlying agentic AI behavior.
“agentic AI” refers to AI systems that, with varying degrees of autonomy, can plan, determine, and sequence actions and execute them to accomplish defined objectives, including through interaction with external tools, services, datasets, and environments on behalf of a user.
“AI” refers to artificial intelligence, a machine-based system that learns or is trained from data and, for explicit or implicit objectives and with varying levels of autonomy, processes that data to infer patterns, generate outputs—such as predictions, content, recommendations, and decisions—and act upon physical or virtual environments.
“AI accelerators” refer to processors purpose-built or adapted for the large-scale computations required to pre-train, post-train, refine, and run AI models. These processors are significantly more efficient and faster than general-purpose processors for AI workloads.
“API” refers to application programming interface, a standardized interface that allows external software to access a system’s capabilities programmatically. AI model providers may offer APIs that allow software developers to send inputs to an AI model and receive outputs, enabling integration into the software developers’
products and workflows.
“Applied AI” refers to a discipline and organizational function focused on embedding AI capabilities directly into production business environments to address specific customer requirements. Applied AI teams, which include forward-deployed engineers, work with enterprises to design and deploy custom solutions, specialized workflows, and domain-specific implementations tailored to a customer’s own systems and processes.
“closing the loop” refers to a development cycle in which successive versions of an AI model assist in building the next, with the goal of compounding capability gains over time.
“compute” refers to the computational processing resources used to train and run AI models, including, without limitation, specialized AI accelerators, memory, networking, storage, and power systems that are deployed in data centers or other physical computing environments.
“compute multipliers” refer to algorithmic and methodological improvements in training and inference that increase the effective output of a given amount of compute.
“computer use” refers to an AI capability that allows a model to observe and interact with a graphical user interface, such as clicking, typing, and navigating applications, similar to how a human operator would.
“Constitutional AI” refers to our approach to training AI models using a set of written principles, which we refer to as Claude’s constitution, organized around four priorities: being broadly safe, broadly ethical, compliant with our guidelines, and genuinely helpful. Under Constitutional AI, our models evaluate, critique, and revise their own responses against these principles, enabling us to define and control model behavior through auditable principles, rather than relying solely on fixed rule-based instructions or human reviewers.
“context window” refers to the maximum amount of text, code, or other content, measured in tokens, that an
AI model can process in a given request, encompassing instructions, prior conversation history, user input, and the model’s output.
“CSP” refers to a cloud services provider, a technology company that owns and operates large-scale cloud computing infrastructure and provides on-demand compute, storage, and networking. CSPs may also serve as distribution channels through which AI products and services are made available to customers. The largest

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
CSPs, sometimes referred to as hyperscalers, operate at global scale with significant infrastructure and market concentration.
“customer” refers to a prosumer or an organization that uses our models, platform, or applications.
“customers with $100,000 or more of revenue on a TTM basis,” “customers with $1 million or more of revenue on a TTM basis,” and “customers with $10 million or more of revenue on a TTM basis” each refer to customers contributing revenue equal to or greater than the applicable dollar amount during the trailing twelve-month (“TTM”) period ending on the measurement date. For purposes of this metric, we define a customer as a distinct organization, identified by aggregating the accounts that we determine belong to the same organization based on internal records and available data. We do not separately define or internally track a category of “enterprise” customers, and our customers are not segmented or measured internally by reference to whether a given customer is an “enterprise.” Because spending $100,000 or more on our products is generally characteristic of organizational rather than individual usage, we use the number of and revenue from customers with $100,000 or more of revenue on a TTM basis as our measure of enterprise adoption and engagement with Claude throughout this prospectus, including in references to “enterprise customers” and “enterprise adoption.”
“frontier AI” refers to AI systems at the current leading edge of capability and safety, performing at or near the highest levels of any existing system across a broad range of tasks.
“hallucinations” refer to outputs in which an AI model generates factually incorrect or fabricated information with apparent confidence.
“inference” refers to the process by which a trained AI model processes an input and generates an output.
Inference occurs each time a user or agent interacts with an AI system.
“interleaved thinking” refers to a capability whereby an AI model interposes discrete reasoning steps between successive tool calls within a single response, rather than confining its reasoning to a single planning phase at the outset.
“interpretability” refers to research into how and why AI models produce specific outputs, with the goal of making model behavior more transparent and verifiable, especially in high-stakes applications.
“knowledge work” refers to complex cognitive work and related professional activities, including obtaining, producing, analyzing, and communicating information through tasks such as coding, drafting analyses, synthesizing research, building financial models, and managing and automating documents and workflows.
“LLMs” refer to large language models, or AI models trained primarily on large datasets to understand and generate natural language and computer code.
“mechanistic interpretability” refers to a subfield of interpretability research focused on reverse-
engineering the internal computations of neural networks. Rather than inferring model behavior from inputs and outputs alone, mechanistic interpretability seeks to identify the specific features and circuits within a model that give rise to its behavior with the goal of making model reasoning auditable at the mechanism level and detecting failure modes, including deceptive or unsafe behavior, that may not surface in standard testing.
“model weights” refer to the numerical parameters encoding a trained AI model’s behavior, which are the primary intellectual asset of a frontier AI developer, representing the accumulated investment in compute, data, and research.
“multi-agent orchestration” refers to an architecture in which multiple AI agents collaborate on a shared task, with one coordinating while others execute subtasks in parallel, enabling more complex, long-horizon work than a single agent can complete alone.
“Net Revenue Retention” reflects customer expansion, contraction, and churn as of a measurement date.
We calculate Net Revenue Retention by dividing the Qualified Customers’ Current Period revenue by their Base
Period revenue. A Qualified Customer is a customer with at least $1 of revenue during the Base Period, excluding subscribers to our Claude Pro and Max plans, whose fixed-price subscriptions do not reflect the

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
expansion and contraction behavior this metric is intended to capture. The Base Period is the three months ending a year prior to the measurement date. The Current Period is the three months ending as of the measurement date.
“open-weight” refers to an AI model whose trained model weights, or the numerical parameters encoding the model’s learned behavior, are publicly released, allowing third parties to download, run, and modify the model, subject to the terms of the model’s license, without necessarily providing access to the underlying training data or code.
“pay-for-intelligence” or “consumption” refers to our revenue model under which customers pay for their usage of our intelligence service, which is metered in tokens and priced according to the model selected.
“persistent,” in the context of AI applications, refers to denoting data, state, or context that is continuously retained beyond the boundary of a single operation, session, or interaction, remaining accessible for reuse across subsequent steps, sessions, or workflows without requiring reinitialization.
“post-training” refers to the collection of techniques applied to a pre-trained model to refine its behavior, including reinforcement learning, supervised refinement methods, and other alignment methods. Post-training is the stage in which much of the work to make a frontier model helpful, accurate, and safe is performed, including the application of safety and alignment techniques.
“pre-training” refers to the initial stage of training an AI model, in which the model learns general patterns and representations from large-scale datasets of text, code, and other data, typically by predicting the next token in a sequence. The output of pre-training is a base model with broad capabilities that has not yet been adapted for any specific deployment context.
“primitives” refer to the foundational, modular building blocks of a software system from which more complex applications and workflows are constructed.
“prompt injection” refers to an adversarial technique in which malicious instructions are embedded in content an AI model is asked to process, such as websites, documents, or tool outputs, with the aim of overriding or manipulating the model’s intended behavior, typically without the user’s knowledge.
“prosumers” refer to individual users who subscribe to AI tools to perform knowledge work.
“reinforcement learning” refers to a machine learning approach in which a model learns to perform a task by taking actions, receiving feedback signals called rewards, and adjusting its behavior to maximize the rewards it accrues over time. In contemporary AI development, reinforcement learning is widely used to refine model behavior after pre-training, including to improve helpfulness, accuracy, and adherence to safety guidelines.
“RLHF” refers to reinforcement learning from human feedback, a specific form of reinforcement learning in which human evaluators rate the model’s responses, and those ratings are used as the reward signal to guide training.
“Run-Rate Revenue” is an operating metric that refers to the estimated annualized value of our revenue-
generating activity as of a measurement date, calculated as the sum of (i) our consumption-based fees during the trailing 28-day period ended on the measurement date, multiplied by 13, and (ii) our aggregate monthly subscription fees as of the measurement date, multiplied by 12. For purposes of calculating Run-Rate Revenue, consumption-based fees and subscription-based fees are derived from customer usage and active subscriptions.
“SIs” refer to systems integrators, or third-party technology and professional services firms that design, build, and deploy integrated solutions for customers by combining products and services from multiple technology vendors into unified systems tailored to customer needs.
“tokens” refer to numeric units into which an AI model converts the data it processes, including text, images, audio, and video, the number of which varies by the model and tokenizer applied. Tokens are the smallest individual units of a language model and can correspond to words, subwords, characters, or bytes. A tokenizer is the component of a model that converts customer inputs into the sequence of tokens the model processes and then converts the processed tokens into the outputs provided to customers.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Prospectus Summary
This summary highlights selected information that is presented in greater detail elsewhere in this prospectus.
This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,”
“Special Note Regarding Forward-looking Statements,” “Management’s Discussion and Analysis of Financial
Condition and Results of Operations,” “Business,” and “Our Governance Structure and Its Goals,” as well as our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Anthropic,” “the company,”
“we,” “us,” and “our” in this prospectus refer to Anthropic, PBC and its consolidated subsidiaries, and references to our “common stock” refer to our Class A common stock, Class N common stock, and Class F common stock (and, where the context requires, our Class T common stock and our Class E common stock).
Overview
For the first time in history, intelligence is something humans can build. The cognitive capability to reason, analyze, synthesize, decide, and create is producible at scale and accessible on demand. We believe this abundance of AI will rapidly transform every sector of the global economy in ways greater than the impact of industrialization, electricity, semiconductors, and the internet. AI that truly delivers on its potential—with the risks well managed—could significantly accelerate global growth and dramatically improve quality of life for people around the world.
Anthropic was founded in 2021 by a team of researchers responsible for many of the breakthroughs that define
AI. We are first and foremost a research lab—our mission is the responsible development and maintenance of advanced AI for the long-term benefit of humanity. This mission directs our focus and, together with our talent and culture, our frontier and safety research, our approach to compute, and our enterprise strategy, forms the core advantages that set us apart. These advantages enable us to continuously advance frontier AI and shape the standards for its safe and responsible development. Our frontier AI, Claude, is delivered to customers through our models, platform, and applications. Claude has experienced the fastest enterprise adoption of any technology in history, as demonstrated by revenue growing from $0 at commercial launch in the first quarter of
2023 to $           for the            months ended           . This rapid and growing adoption generates two self-
reinforcing dynamics—an improvement loop that advances Claude and an investment loop that helps fund our continued research in frontier AI.
Our Core Advantages
Mission & Focus. All of our efforts are guided by a singular focus on our mission. This focus enables us to concentrate talent, research, and compute investment on the highest-value work for humanity and to avoid conflicting priorities. Achieving our mission means the world gains the enormous benefits of frontier AI while mitigating the most significant risks, and we believe this requires safety and capability to advance together.
Talent & Culture. Our mission and focus enable us to attract and retain world-class talent, including researchers and engineers who want their work to shape a better future. We also have a culture that promotes a low-ego, truth-seeking environment, where frontier AI capability and safety are mutually reinforcing. We believe our culture has driven our talent density as we have scaled.
Frontier & Safety Research. We believe that sustained, focused research at the frontier of intelligence is required to build the most capable and safest AI systems. Our frontier AI and safety research are deeply integrated and directly shape model design, training, and deployment, helping us produce systems that are more reliable, steerable, and well-suited for real-world deployment, particularly in demanding enterprise environments. We translate our research leadership into innovation velocity, and have consistently released better models, platform capabilities, and applications. Each version of a Claude model is used to build the next, helping to compress development timelines and produce compounding improvements in the speed at which we innovate. We refer to this recursive dynamic as “closing the loop,” and we believe it is one of the most significant structural advantages in frontier AI.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Our Approach to Compute. We procure compute as a single, fungible pool from multiple strategic partners, and we dynamically direct available compute between workloads based on where the marginal unit is expected to be most productive at any given time. We believe that this approach to compute enables us to deliver superior models, serve more customers, and achieve greater productivity from our compute investment. This compute efficiency creates the foundation for us to advance the frontier of AI capabilities through research and model development, meet growing demand from customers, and provide for internal usage of Claude. We have achieved this through our research breakthroughs and our multi-chip compute architecture across AWS
Trainium, Google TPUs, NVIDIA GPUs, and AMD GPUs, enabling us to orchestrate workloads to optimize for price and performance. To support our research, model development, customer demand, and internal usage of
Claude, we continue to invest at scale. As of           , we have entered into purchase and lease agreements with an
aggregate committed spend of $          , substantially all of which is related to compute and infrastructure, and we expect these commitments will continue to increase. See the section titled “Management’s Discussion and
Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Contractual
Obligations” for more information.
Enterprise Strategy. Our enterprise strategy is built on the belief that frontier AI is most valuable in real-world settings, as deployment across enterprises is where economic impact is greatest and where the improvement loops from customer feedback are richest. Accordingly, we have organized our research priorities, our product roadmap, and our go-to-market and Applied AI teams around enterprise use cases, which range from routine knowledge work to the most complex problems. The customer feedback we gather directs our research focus and makes Claude more capable over time. This broadens where Claude can be deployed and further expands enterprise adoption, which helps ensure that the benefits of our AI reach people and organizations at scale.
AI is Transforming Intelligence
We believe that Powerful AI, a highly capable and impactful form of frontier AI characterized by the following key attributes, will become widely available within a few years:
•cognitive capabilities matching or exceeding those of top human experts across most professional and scientific disciplines;
•the ability to navigate all interfaces available to a human working virtually, including text, audio, video, and direct computer control;
•the ability to reason through complex tasks autonomously over extended periods—lasting hours, days, or weeks—and seek clarification and feedback when needed;
•the ability to coordinate across multiple instances and collaborate with both humans and other AI systems; and
•the ability to interface with the physical world by digitally controlling laboratory equipment, robotic systems, and other machines through digital connections.
If Powerful AI is directed at solving humanity’s hardest problems and the risks are managed responsibly, the potential is extraordinary. The possibilities include compressing decades of scientific progress into years;
accelerating drug discovery, disease detection, and the delivery of personalized therapy; providing individually tailored education and expert financial and legal advice; advancing power grids and battery design for greater efficiency and reliability; and extending to the developing world capabilities that took wealthy nations generations to build.
Our Near-Term Opportunity is to Transform Cognitive Work
Frontier AI is transforming cognitive work—the application of knowledge, reasoning, and judgment to produce economic value. We believe it will make humans far more capable and expand the world’s overall capacity for that work, including accelerating scientific discovery and helping businesses grow. Knowledge workers are the leading edge of this opportunity. As frontier AI advances, more capable models can unlock entirely new use cases while also efficiently serving a wide range of cognitive work at scale across the capability-cost-speed curve. We believe the work that knowledge workers perform represented more than $40 trillion in economic
1 See the section titled “Industry, Market, and Other Data” for a description of how we calculate annual economic value attributable to knowledge workers globally.
2 IDC, The Economic Impact of AI: 2026 Edition, doc # US54452226, April 2026. Reflects the annual value created across AI solutions and services, investments in the AI infrastructure supply chain, and enhancements in enterprise productivity and efficiency unlocked by AI.
3 IQVIA Institute for Human Data Science, Global Medicine Use Trends 2026, February 2026.
4 IDC, Worldwide Developer Population Growth Forecast, 2025–2029, doc # US53789825, September 2025.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
value globally in 2025,1 and with frontier AI’s potential to make them meaningfully more productive, our near-
term opportunity is to expand this value and accelerate economic growth. While it is still early to forecast frontier AI’s full impact across the economy, International Data Corporation (“IDC”) estimates that investment in AI solutions and services will yield a cumulative global economic impact of $22.5 trillion by 2031.2 We believe the impact could be even greater.
Frontier AI May Reshape Entire Sectors and Accelerate Novel Discoveries
We believe frontier AI represents a larger opportunity than any prior technology cycle, and Claude is already demonstrating this potential. Claude can now execute complex projects autonomously and turn open-ended tasks into finished, high-quality deliverables. These capabilities enable it to transform the largest sectors of the economy, driving meaningful gains in productivity and output. Frontier AI’s capabilities may extend beyond current markets to open entirely new ones, reaching domains such as robotics, advanced manufacturing, and logistics, and accelerating progress in scientific research, including drug discovery and materials science. For example, in the life sciences sector, where annual global pharmaceutical spend is expected to exceed $2 trillion in 2026,3 Claude is used in drug discovery and development by our customers, our biotechnology partners, and our own researchers. We are also extending Claude into robotics, where our Model Hardware Standard
(“MHS”) enables AI agents to operate lab and manufacturing equipment such as microscopes, liquid handlers, and off-the-shelf robotic arms. Ultimately, we believe frontier AI will help drive global economic growth. As frontier AI makes workers and organizations more productive, becomes embedded in the products and services they deliver, and unlocks new business models, it creates economic output that did not previously exist. We believe our opportunity is to capture a share not only of today’s economic activity but also of that newly created output as the global economy expands.
The Importance of Safety and Ethical Behavior
While the potential benefits of AI are extraordinary, its rapid advancement will impact the economy and society in ways that could create significant dislocation, particularly if the technology is not developed and deployed responsibly. For example, bad actors have conducted high-profile cyberattacks using AI to discover vulnerabilities, generate malware, and evade detection tools. AI deployed at scale also has the potential to concentrate power and wealth in ways that could harm society and destabilize the geopolitical order. In addition, misaligned systems could corrupt institutional decision-making, cause large-scale harm through opaque or unsteerable behavior, and erode the trust that makes complex economic and social systems function.
We believe that frontier AI companies must invest in safety to help ensure the responsible diffusion of this technology. We also believe that safety and ethical behavior resonate particularly strongly with enterprises, where rigorous safeguards, predictable model behavior, and demonstrable accountability have become decisive criteria in selecting an AI partner for mission-critical workloads.
Claude as a Virtual Collaborator
We believe we have reached an inflection point where AI systems can function as genuine collaborators in professional work. They quickly complete substantive tasks that might otherwise occupy a skilled professional for several hours, a full day, or longer. AI systems are also becoming increasingly capable of performing tasks that were previously too difficult or costly to complete or surfacing original insights and analyses. We refer to these AI systems that work alongside humans to perform complex, multi-step work at professional levels as
Virtual Collaborators. Virtual Collaborators carry the access rights, system connections, and context needed to function more accurately and reliably. They can navigate and use internal tools and execute workflows that span multiple steps that require sustained reasoning. Virtual Collaborators are AI designed to be embedded where work gets done, and our aim is to continue extending them to knowledge workers globally, a population that is estimated to exceed one billion in 2028.4

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Claude Code. The clearest manifestation of Virtual Collaborators today is Claude Code, our coding agent and the product we believe has most concretely defined what autonomous AI work looks like. Claude Code shifted the market’s understanding of what an AI system could do alongside a software developer: it not only suggests the next line of code, but also plans, writes, tests, and debugs—all the way to production-grade code that is ready to ship. Within months of its release, autonomous coding became the reference point for measuring the progress of frontier AI. For enterprise AI use cases, we believe the launch of Claude Code was comparable in its impact to the introduction of the first widely adopted conversational AI assistants. What makes Claude Code a
Virtual Collaborator is its sustained reasoning, a harness that translates intent into actions, a sandboxed virtual environment that maintains a persistent state, integration with existing tools and systems, and a user-friendly interface. Its uses are highly varied and often surprising: for example, NASA engineers used Claude Code to plan, write, and execute navigation commands for the Mars Perseverance rover, resulting in the first AI-
planned drive on Mars.
Software developers are powerful advocates for Claude—they understand how systems work, have credibility evaluating technical tools, and often serve as internal champions for adopting new technologies. Winning their trust creates a foundation for broader diffusion of Virtual Collaborators across enterprise workforces. We are already seeing this pattern play out with non-technical teams increasingly adopting Claude Code and Claude
Cowork to manage their own workflows.
Claude Cowork. All digital work is ultimately an expression of code, and Claude’s mastery of it powers Virtual
Collaborators capable of handling complex work far beyond software development. Claude Cowork extends the same agentic architecture of Claude Code to knowledge workers broadly by translating a user’s intent into completed work, autonomously reading files, navigating applications, and executing multi-step workflows on a user’s desktop while the underlying code is abstracted away. By extending beyond Claude Code with applications purpose-built for specific professions and industry verticals, we accelerate Claude’s diffusion into
new categories of knowledge work and deepen our presence across the enterprise. As of           , adoption of
Claude Cowork, which we made available as a research preview in January 2026, outpaced the adoption Claude
Code achieved at the equivalent point following its research preview release in February 2025.
Extending Virtual Collaborators. We believe the trajectory for Virtual Collaborators is clear and accelerating.
Each generation of Claude models has expanded along multiple dimensions: the depth and rigor of their reasoning, the duration and autonomy of the work they can sustain, the complexity of tasks they can complete, and the volume of useful output they can produce. Capability evaluations and benchmarking have shown substantial improvements across Claude model versions in the duration and complexity of tasks that can be completed reliably, with more recent model versions demonstrating particularly significant advances.
We are building towards a world where Claude can be given open-ended tasks lasting hours, days, or weeks, and then execute them autonomously with the judgment and initiative of a brilliant colleague. Ultimately, millions of Virtual Collaborators can run in parallel, each working independently on unrelated problems or collaborating seamlessly to achieve a shared objective. The result is something without historical precedent:
what we refer to as a country of geniuses in a data center, available to every organization and sector of the economy.
Enterprise Adoption of Claude
The speed and depth of our enterprise customer adoption are powerful evidence of Claude’s position at the
frontier of AI. Our customer base as of            includes:
•           customers with $100,000 or more of revenue on a TTM basis;
•           customers with $1 million or more of revenue on a TTM basis; and
•           customers with $10 million or more of revenue on a TTM basis.
We believe customers choose Claude for a wide variety of use cases, from routine knowledge work to their most important problems. They come to us for access to frontier AI across our platform and applications that deliver real-world outcomes. We see this conviction in customer behavior: enterprises consistently utilize our latest and most capable models as soon as they are released, gravitating to the most advanced option for their highest-
value work. Our customers see us as a long-term partner for the frontier capabilities we offer today, for the

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
innovation they expect from us in the future, and for our ability to meet their needs across the capability-cost-
speed curve.
Beyond our models, the Claude Platform provides primitives that enable customers to accelerate time-to-value and leverage Claude’s intelligence in a variety of use cases. These primitives are the same ones we use to build our own applications. Our applications, such as Claude Code and Claude Cowork, multiply the impact of employees. Over time, our applications have become more capable and are now frequently being used to conduct long-running autonomous work alongside employees. Improvements to our models, platform, and applications accrue to the benefit of our customers and drive continued adoption.
Our commitment to our mission instills confidence in our customers to choose Claude as a trusted partner. Our investments in alignment research, interpretability, cybersecurity, and enterprise-grade controls aim to deliver the predictability and dependability that organizations need in customer-facing and regulated contexts. This trust expands the scope of work that enterprises delegate to Claude and the systems into which they integrate
Claude. Enterprises are aligning their strategies around Claude with confidence that we are building frontier AI to serve their needs for the long term.
Today, enterprises rely on Claude to reason, plan, and execute across complex workflows with a level of trustworthiness and judgment that we believe was not previously available from earlier generations of AI.
Customers realize value from Claude in three primary ways: more productive employees, faster processes, and embedded intelligence in their products. As Claude’s capabilities grow, our customers benefit and often broaden their adoption of Claude in new workflows. This expanding role reflects a broader shift in how Claude is used inside the enterprise, from a tool that responds to discrete prompts to a Virtual Collaborator.
We drive the diffusion of Claude primarily by making it accessible across multiple product surfaces. For example:
•Claude Platform, our comprehensive agentic development environment, provides customers with direct access to the primitives to build, deploy, and scale their own applications that leverage Claude’s capabilities within their own products and workflows.
•Claude Code, our coding agent, works alongside human software developers on end-to-end software development: writing, planning, editing, testing, debugging, and committing code across production-
scale codebases.
•Claude Cowork, our knowledge work agent, has computer use capability that enables it to work with professionals on end-to-end business tasks: autonomously researching, drafting, analyzing, synthesizing, and executing other knowledge work.
Much of the diffusion of Claude has been organic. We amplify this with our go-to-market and Applied AI teams, which extend our reach by meeting customers where they are through distribution partnerships that place
Claude inside customers’ existing technology stacks. For example, Claude is accessible on all three major cloud platforms—Amazon Web Services (“AWS”), Google Cloud Platform (“GCP”), and Microsoft Azure (“Azure”). We
have a joint go-to-market approach with these CSPs through which we establish direct contractual relationships with our customers while paying a fee to each CSP. This structure allows us to foster stronger commercial alignment with these CSPs, avoid channel conflict, set pricing, and realize the financial benefits of ongoing compute efficiency improvements. Ecosystem partnerships also expand our reach, allowing customers to adopt
Claude through SIs, such as Accenture, Deloitte, KPMG, and PwC, consultants, and data platforms, such as
Salesforce and Snowflake. We recently launched an AI services company, Ode with Anthropic, in partnership with leading private equity firms to bring Claude’s capabilities to mid-sized companies across sectors, building solutions on the Claude Platform and supporting customers over the long term.
Strengths of Our Financial Model
Building and scaling frontier AI is one of the most important and capital-intensive endeavors in history. Our financial model provides us with the following strengths that allow us to build and scale efficiently:
•Rapid Revenue Growth. Our enterprise strategy is designed to drive durable customer adoption by embedding Claude directly into business-critical workflows and enabling the development of products

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
built on Claude. We believe that enterprise customers achieve a compelling return on investment from
Claude, as agentic workflows can drive both top-line growth and efficiency. This enables us to expand
quickly with customers, as demonstrated by our Net Revenue Retention of           % as of           .
Diffusion also accelerates as our models become more capable and efficient, allowing us to lower the cost per task for customers. For example, Claude Opus 5.5 reduced customer costs per task by approximately 40% compared to Claude Opus 5. Lower costs drive greater usage, which in turn drives broader diffusion of Claude. Our compute efficiency allows us to deliver these reductions while preserving our margins.
•Compute Efficiency. Our compute efficiency drives more intelligence from research and model development, and we believe this approach can support more customer and internal usage of Claude for the same amount of compute compared to other approaches. Our compute efficiency is demonstrated by revenue that grew 1,368% year over year for the three months ended June 30, 2026 compared to compute and infrastructure expenses that grew 300% during the same period.
•Operating Efficiency. Our operating efficiency, derived from our high talent density, our efficient go-
to-market, and how extensively our teams leverage Claude in their work, enables us to scale with a smaller team relative to other large enterprise technology companies. Our operating efficiency is
demonstrated by TTM revenue per employee of $           as of           , compared to $           as of           .
The demonstrated growth, scale, and efficiency of our financial model help us to continue making significant long-term investments to build frontier AI responsibly. Our business trajectory and financial profile have enabled us to access capital and secure compute from investors and partners. As of June 30, 2026, we have raised an aggregate of $141.1 billion of capital and have cash and cash equivalents of $112.4 billion and short-
term investments of $19.3 billion.
Our Self-Reinforcing Loops
Our scale and growth create self-reinforcing loops that make Claude better over time and that we believe create durable competitive advantages.
•Improvement Loop. Enterprise deployments of Claude deepen our understanding of the hard problems, edge cases, and domain-specific challenges that matter most to our customers. We improve our models, platform, and applications based on feedback from customers using our offerings in production across their businesses. These improvements result in wider deployments and adoption that fuel the next cycle of improvement.
•Investment Loop. Revenue from expanding enterprise adoption helps us to fund the compute, research, and talent needed to improve Claude. Claude’s advancing capabilities expand the range of

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
tasks and workflows customers use Claude for, broadening our addressable market and driving deeper deployment, additional revenue, and continued reinvestment in Claude.
Claude is Accelerating Our Ability to Close the Loop
Claude itself has become one of the most powerful drivers of our progress—each new version of a Claude model directly accelerates development of the next. Many aspects of the research, training, and testing of subsequent model generations now involve Claude, including running experiments, generating and processing training data, automating evaluations and safety audits, and writing and reviewing code. We refer to this recursive dynamic as “closing the loop.” A direct expression of this dynamic is our accelerating pace of producing compute multipliers. More capable models help our researchers discover these improvements faster; in turn, more powerful compute multipliers enable us to train even more capable models and deploy them more efficiently.
Our Growth Strategy
We believe the diffusion of AI through the global economy represents one of the largest opportunities in history to improve how humans live and work, and it is just beginning. In our view, the world has only begun to use the capabilities of today’s frontier models, and the gap between what Claude can do and how broadly it is used represents one of our largest growth opportunities, alongside continued advances at the frontier. Claude’s capabilities have evolved significantly in recent years, and we expect they will continue advancing rapidly. This will lead not only to an expanding addressable market, but also to an expanding scope of impact on the world.
We aim to ensure that impact is as positive as possible. Our core advantages, the speed and scale of enterprise adoption of Claude, and our unprecedented financial model enable us to continue investing aggressively to build an AI-enabled future that benefits humanity broadly. Elements of our growth strategy include:
•Talent and Culture. To recruit world-class researchers and engineers and retain exceptional people, we intend to continue investing in our low-ego, high-impact, and mission-aligned culture that has driven our talent density as we have scaled.
•Compute. We intend to secure further compute beyond our existing commitments, expand our own data center footprint to secure additional long-term compute, improve compute efficiency across our multi-chip compute architecture, and produce further algorithmic advances in model efficiency.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
•Claude’s Intelligence, Capability, and Safety. We plan to continue advancing Claude’s core intelligence and safety in tandem, expand the frontier of what AI systems can reliably do, and pioneer new ways AI can be applied across professional domains.
•Claude’s Accessibility. We plan to continue making Claude’s intelligence accessible across every surface where work happens, including through our own platform and applications, through AWS, GCP, and
Azure, and through embedding in enterprise applications.
•Claude’s Adoption. We intend to grow our direct go-to-market and Applied AI teams, deepen cloud distribution partnerships, invest in brand and marketing, and expand our international presence to drive adoption of Claude as the trusted AI partner for organizations worldwide.
•Enter New Markets. We intend to extend frontier AI to accelerate novel discoveries, reaching domains from healthcare and life sciences to robotics and physical work, where we believe compounding model capabilities can unlock transformative opportunities.
•Strategic Transactions and Partnerships. We intend to selectively pursue acquisitions, investments, and strategic partnerships, including ecosystem partnerships with SIs, consultants, and data platforms, that accelerate our mission, expand our reach, and strengthen our competitive position.
Our Commitment to Public Benefit
We founded Anthropic on the belief that the most transformative technology in human history demands an extraordinary level of responsibility, and that responsibility extends far beyond building safe systems. We intend to direct a meaningful portion of our resources toward ensuring that frontier AI is safe and its benefits are broadly distributed, which we refer to as our public benefit initiatives.
As part of these initiatives, we will contribute            shares of our Class N common stock prior to the completion
of this offering, representing           % of our fully-diluted shares outstanding as of           , to Anthropic Public
Benefit, LLC (the “Public Benefit Entity”), our wholly owned subsidiary dedicated to the Company Purpose (as defined below), subject to stockholder approval (such issuance, the “Initial Public Benefit Issuance”). Our board of directors has also approved a framework under which it may, in its discretion, contribute up to an additional
          % of our then-outstanding equity to the Public Benefit Entity (or other designee) each time our share price
appreciates           % above the price at which the prior contribution was made, beginning with our initial public offering price (the “Public Benefit Issuances”). In addition, our co-founders have each pledged to dedicate 80%
of their personal equity in Anthropic to philanthropic causes. For additional information regarding these pledges, including related risks, see the section titled “Risk Factors—Risks Related to Ownership of our Class A
Common Stock.” Separate from the co-founders’ pledges, we also maintain a donation matching program through which employees can pledge a meaningful portion of their equity awards toward charitable giving, which we match with shares of our Class N common stock.
Our Governance Structure and Its Goals
Our novel capital and corporate governance structure has been carefully designed and differs significantly from that of other public companies. We strive to help bring humanity safely into an era where transformative AI exerts tremendous and potentially decisive influence over a broad range of human undertakings. Operating as a public benefit corporation (“PBC”) gives our board of directors the necessary latitude to balance the pecuniary interests of our stockholders, the best interests of those materially affected by our conduct, and the specific public benefit purpose that we promote. Our specific public benefit purpose is the responsible development and maintenance of advanced AI for the long-term benefit of humanity (the “Company Purpose”). In addition, a financially disinterested trust, which we refer to as the Long-Term Benefit Trust (the “LTBT”) and which generally has the power to elect and remove a majority of the authorized members of our board of directors, is designed to supply both the incentives and insights for striking this balance appropriately. We also believe that our seven co-founders are distinctly equipped to be stewards of our mission.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Public Benefit Corporation Status
Consistent with our long-term commitment to AI safety and responsibility, we are incorporated as a PBC under
Delaware law. PBCs are a class of corporations that are intended to produce a public benefit and operate in a responsible and sustainable manner. Under Delaware law, a PBC is required to identify in its certificate of incorporation the public benefit or benefits it will promote, and its directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the corporation’s stockholders, the best interests of those materially affected by the corporation’s conduct, and the specific public benefit purpose identified in the corporation’s certificate of incorporation. As provided in our amended and restated certificate of incorporation, the public benefit that we promote, which we must always consider in the management of our company, is the Company Purpose.
Long-Term Benefit Trust
In 2023, we implemented an innovative governance structure featuring the LTBT, which is designed to ensure that we are managed in a manner that responsibly balances our tripartite goals as a PBC: the pecuniary interests of our stockholders, the best interests of those materially affected by our conduct, and the Company
Purpose. The LTBT is intended to operate as an independent body of five financially disinterested voting trustees (“Trustees”) with expertise in AI safety, national security, public policy, and social enterprise. Through a special class of common stock, Class T common stock, the LTBT generally has the authority to elect and remove the Class T directors, who together will constitute a majority of the authorized members of our board of directors. The Class T common stock does not otherwise have voting rights on matters submitted to stockholders generally.
Founder Voting Structure
We believe that our seven co-founders, Dario Amodei, Daniela Amodei, Tom Brown, Jack Clark, Jared Kaplan,
Sam McCandlish, and Christopher Olah, as a group, are distinctly equipped to be stewards of our mission.
Immediately prior to the completion of this offering, we will issue a single share of Class F common stock, a special class of our common stock, to a limited liability company of which our seven co-founders will initially be the sole members (the “Founder LLC”).
The Class F common stock will be entitled to an aggregate number of votes that equals 50.1% of the total voting power of our outstanding shares of capital stock with respect to matters submitted to stockholders generally, including the election of our directors other than the Class T directors.
Board Governance
Decisions regarding our business and affairs are made by our board of directors. Collectively, the LTBT and the
Founder LLC will have the ability to elect all members of our board of directors. Regardless of the class or classes of stock by which a director is elected, there is no limit to the number of terms a director may serve.
While the LTBT has significant influence over our board of directors through its ability to generally elect and remove a majority of the authorized members of our board of directors, neither the LTBT nor the Trustees have decision-making authority in the day-to-day management or strategy setting of the company. The LTBT’s role is to select directors who are well-equipped to make decisions in furtherance of the responsible balancing of the pecuniary interests of our stockholders, the best interests of those materially affected by our conduct, and the
Company Purpose, and to support our management’s decision-making through advice and guidance.
The Founder LLC will also have significant influence over our business and affairs through its ability to vote the
Class F common stock, which is entitled to an aggregate number of votes that equals 50.1% of the total voting power of our outstanding shares of capital stock with respect to matters submitted to stockholders generally, including the election of our directors other than the Class T directors.
See the sections titled “Risk Factors—Risks Related to our Governance Structure,” “Our Governance Structure
and Its Goals,” and “Description of Capital Stock” for more information.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Controlled Company Status
We are considered a “controlled company” within the meaning of the Nasdaq Global Select Market corporate governance requirements because the LTBT, as the sole holder of our Class T common stock, generally has the power to elect a majority of the authorized members of our board of directors. As such, we are permitted to opt out of compliance with certain Nasdaq Global Select Market corporate governance requirements. Accordingly, if we elect not to comply with certain requirements, you will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq Global Select Market corporate governance requirements. Although we qualify as a “controlled company,” we do not expect to rely on this exemption except with respect to our nominating and corporate governance committee (“NGC”), which will not consist entirely of independent directors. Our board of directors currently consists of a majority of independent directors and our audit and compensation committees currently consist entirely of independent directors. See the sections titled
“Risk Factors—Risks Related to our Governance Structure—We are considered a “controlled company” within the meaning of the Nasdaq Global Select Market corporate governance requirements, and, as a result, we qualify for, and currently rely on, exemptions from certain corporate governance requirements,” “Our
Governance Structure and Its Goals,” “Management,” and “Description of Capital Stock” for additional information.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Our Capital Structure
The following table summarizes certain key terms of each class or series of our common stock that will be authorized following the completion of this offering:

Category of Rights	Class A Common Stock	Class N Common Stock	Class T Common Stock	Class F Common Stock	Class E Common Stock
Votes per share	1	0	1	50.1% of outstanding voting power on record date	1
Matters on which entitled to vote
All matters
submitted to
stockholders
generally; election
of non-Class T
directors; certain
amendments to the
terms of the LTBT
or the rights of the
Class T common
stock; redemption
of the Class T
common stock
		Not entitled to vote except as required by law, in which case the Class N common stock will have one vote per share	Election of Class T directors, which constitute a majority of our board of directors; redemption of the Class E common stock; certain amendments to the rights of the Class F common stock
All matters
submitted to
stockholders
generally; election
of non-Class T
directors; certain
amendments to the
terms of the LTBT
or the rights of the
Class T common
stock; redemption
of the Class T
common stock;
redemption of the
Class E common
stock

Nomination,
change in
designation, or
removal of the
Specified Class T
Director (as
defined below)
(only if our NGC
does not concur in
the LTBT’s
nomination,
change in
designation, or
removal); certain
amendments to the
terms of the LTBT
or the rights of the
Class T common
stock; redemption
of the Class T
common stock

Conversion rights	None	Converts into Class A common stock upon a sale or transfer to an unaffiliated third party	None	None	None
Transferability	Generally transferable	Generally transferable; converts to Class A common stock upon transfer as described above	Transferable only upon approval of persons comprising the Trust Amendment Threshold (as defined below)
Not transferable
except in the case
of a reorganization
or redomiciliation
of the Founder LLC
that is approved by
our board of
directors and does
not result in a
change to the
members of the
Founder LLC
Not transferable
Dividend rights	Entitled to participate pro rata in dividends and distributions	Entitled to participate pro rata in dividends and distributions	None	None	None
Right to receive liquidation distributions	Entitled to participate pro rata in liquidation distributions	Entitled to participate pro rata in liquidation distributions	Entitled to par value per share	Entitled to par value per share	Entitled to par value per share
Redeemable by company	No	No	Redeemable by us for no consideration upon occurrence of certain events	Redeemable by us for no consideration upon occurrence of certain events	Redeemable by us for no consideration upon occurrence of certain events
For more information about our capital structure, see the section titled “Description of Capital Stock.”
Risk Factors Summary
Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled
“Risk Factors” immediately following this prospectus summary. These risks could adversely affect our business, financial condition, and results of operations, which could cause the market price of our Class A common stock

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
to decline and could result in a loss of all or part of your investment. Additional risks, beyond those summarized below or discussed elsewhere in this prospectus, may apply to our business, activities, or operations as currently conducted or as we may conduct them in the future and in the markets in which we operate or may in the future operate. These risks include the following:
•Our success depends in large part on our ability to continue to develop the most advanced and capable
AI models, and any failure to do so could adversely affect our business.
•If we are unable to secure adequate compute or if we fail to direct our compute effectively across our workloads, we may be unable to train models that remain competitive with those of our competitors or adequately serve our customers.
•Constraints on the critical inputs supporting compute could limit our ability to secure adequate compute.
•We are highly dependent on the continued service of our co-founders, senior management team, and key technical employees, and the loss of any of these individuals may adversely affect our business, financial condition, and results of operations.
•Our company culture has contributed to our success and, if we cannot maintain this culture as we grow, our business could be adversely affected.
•We face intense competition, and if we are unable to compete effectively, our business, financial condition, and results of operations could be adversely affected.
•If the market for our models, platform, and applications develops more slowly than we expect or declines, our growth may slow or stall, and our business, financial condition, and results of operations could be adversely affected.
•If the use of our AI models results in harm, whether through use by malicious actors or misuse by other third parties, or if our model guardrails or safeguards fail to prevent such misuse, our reputation and brand, business, financial condition, and results of operations could be adversely affected.
•Our AI models may behave in unintended, misaligned, or autonomous ways, including by taking harmful actions that no user or third party directed, which could adversely affect our reputation and brand, business, financial condition, and results of operations.
•We may be exposed to liability, litigation, and regulatory action arising from harms associated with our
AI models, and our contractual protections and insurance may be insufficient, any of which could adversely affect our business, financial condition, and results of operations.
•A substantial portion of our revenue and accounts receivable is driven by a limited number of customers and distribution channels, and the loss of, or a significant reduction in, spend from one or more of our top customers or disruption through those channels could adversely affect our prospects, business, and financial condition.
•We have a limited operating history in an evolving and nascent industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.
•We are at an early stage of our revenue growth, we have experienced rapid growth in recent periods, and our historical growth rates are not indicative of future performance or our ability to sustain or forecast future revenue growth.
•Our business is subject to an evolving and uncertain regulatory and political environment, which could increase our costs, restrict our operations, or adversely affect demand for our models, platform, and applications.
•Our reliance on a limited number of CSPs and suppliers, some of which have strategic and investment relationships with us and are our customers, creates complex dynamics that could give rise to conflicts of interest and adversely affect our access to compute.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
•Our capital stock structure features certain provisions that are novel or otherwise not common among other corporations with multiple-class structures, and may effectively eliminate the ability of holders of our Class A common stock to influence important decisions, including a change in control.
•Our capital structure will concentrate voting power with the LTBT and the Founder LLC for the foreseeable future and will result in the LTBT and the Founder LLC having voting power that is not derived from or proportionate to economic interests in our company.
•Our focus on the long-term best interests of our company as a PBC, and the duty of our directors to balance the pecuniary interests of our stockholders, the best interests of those stakeholders materially affected by our conduct, and our Company Purpose, may conflict with short-, medium-, or long-term financial interests and business performance, which may negatively impact the value of our Class A common stock.
Channels for Disclosure of Information
Investors, the media, and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission
(“SEC”), the investor relations page on our website (www.anthropic.com), blog posts on our website, press releases, public conference calls, public webcasts, our X accounts (@AnthropicAI and @ClaudeAI), our
Instagram page (@claudeai), our Threads account (@claudeai), and our LinkedIn page (https://
www.linkedin.com/company/anthropicresearch/).
The information disclosed by the foregoing channels could be deemed to be material information. As such, following the completion of this offering, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. We are not incorporating any of the information in such channels into this prospectus.
Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.
Corporate Information
We were incorporated as a Delaware PBC in January 2021. Our principal executive offices are located at 548
Market Street, PMB 90375, San Francisco, California 94104, and our telephone number is (415) 326-6303. Our website address is www.anthropic.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and references to our website address in this prospectus are inactive textual references only. You should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock.
“Anthropic,” our logo, and our other registered or common law trademarks, service marks, or trade names appearing in this prospectus are the property of Anthropic, PBC. Other trademarks and trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the rights of any applicable licensor, to these trademarks and trade names.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
The Offering

Class A common stock offered by us	shares

Class A common stock offered by the selling stockholders	shares

Underwriters’ option to purchase additional shares of Class A common stock from us	shares

Class A common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of our Class A common stock in full)

Class N common stock to be outstanding after this offering	shares

Class T common stock to be outstanding after this offering	1 share

Class E common stock to be outstanding after this offering	0 shares

Class F common stock to be outstanding after this offering	1 share

Class A, Class N, Class T, Class E, and Class F common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of our Class A common stock in full)

Use of proceeds
We estimate that the net proceeds from the sale of shares of our Class A common stock by us in this offering will be
approximately $           (or approximately $           if the
underwriters’ option to purchase additional shares of our
Class A common stock is exercised in full), based upon the
assumed initial public offering price of $           per share,
which is the midpoint of the estimated offering price range
set forth on the cover page of this prospectus, and after
deducting estimated underwriting discounts and
commissions and estimated offering expenses payable by
us. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders.
The principal purposes of this offering are to increase our
capitalization and financial flexibility, create a public
market for our Class A common stock, facilitate an orderly
distribution of shares for the selling stockholders, and
enable access to the public equity markets for us and our
stockholders. We intend to use the net proceeds from this
offering for general corporate purposes, including working
capital, operating expenses, and capital expenditures,
including investments in compute and infrastructure, as
well as hiring and retention of highly skilled personnel.
Additionally, we may use a portion of the net proceeds to
acquire or invest in businesses, products, services, or
technologies. However, we do not have agreements or
commitments for any material acquisitions or investments
at this time. We also intend to use a portion of the net
proceeds to satisfy our anticipated tax withholding and
remittance obligations related to the settlement of certain
of our outstanding restricted stock units (“RSUs”). See the
section titled “Use of Proceeds” for more information.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83

Voting rights
Shares of our Class A common stock are entitled to one vote
per share. Shares of our Class N common stock have no
voting rights, except as otherwise required by law. The
share of our Class T common stock has no voting rights
with respect to matters submitted to stockholders
generally, except as set forth within our amended and
restated certificate of incorporation, including with respect to the election of a majority of our board of directors or as required by law. The share of our Class F common stock
will be entitled to an aggregate number of votes that
represents 50.1% of the total voting power of our
outstanding shares as of the applicable record date on all
matters submitted to a vote of stockholders generally,
including the election of the directors other than the Class T directors. Shares of our Class E common stock will be
entitled to one vote per share with respect to certain limited matters.

Controlled company
We are considered a “controlled company” within the
meaning of the Nasdaq Global Select Market corporate
governance requirements. See the sections titled “Our
Governance Structure and Its Goals,” “Management,” and
“Description of Capital Stock” for additional information.

Risk Factors
See the section titled “Risk Factors” and other information
included in this prospectus for a discussion of some of the
factors you should consider before deciding to invest in our
Class A common stock.

Proposed trading symbol	“ANT”
The number of shares of our Class A common stock, Class N common stock, Class T common stock, and Class F
common stock that will be outstanding after this offering is based on            shares of our Class A common stock,
           shares of our Class N common stock, one share of our Class T common stock, and one share of our Class F common stock outstanding as of June 30, 2026, which reflects:
•the automatic conversion of (i) all            outstanding shares of our Series A, C-1, D-1, D-2, E-1, F-1, G-1,
and H-1 redeemable convertible preferred stock into            shares of Class A common stock and (ii) all
           outstanding shares of our Series B, C-2, D-3, E-2, E-3, E-4, E-5, F-2, G-2, G-3, G-4, H-2, H-3,
and H-4 redeemable convertible preferred stock into            shares of Class N common stock,
immediately prior to the completion of this offering pursuant to the terms of our amended and restated
certificate of incorporation (collectively, the “Preferred Stock Conversion”);
•one share of our Class F common stock that will be issued immediately prior to the completion of this offering to the Founder LLC (the “Class F Stock Issuance”);
•the conversion of $           in aggregate principal amount of our
outstanding convertible promissory notes into            shares of Class N common stock immediately
prior to the completion of this offering, representing shares issuable to Amazon Web Services, Inc.
upon the completion of this offering without causing it to exceed the applicable ownership cap (the
“Convertible Notes Conversion”);
•the Initial Public Benefit Issuance, the shares of which will be considered legally outstanding, will not be considered outstanding for accounting purposes while held by our wholly owned subsidiary, and accordingly will not be reflected as outstanding in our consolidated financial statements; and
•the net issuance of            shares of Class A common stock subject to RSUs for which the service-based vesting condition was satisfied as of the date of this prospectus and the performance-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus
forms a part, after giving effect to the withholding of            shares of Class A common stock subject to
such RSUs to satisfy the associated estimated tax withholding and remittance obligations (based upon
the assumed initial public offering price of $          per share, which is the midpoint of the estimated

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
offering price range set forth on the cover page of this prospectus, and an assumed           % tax
withholding rate) (the “RSU Settlement”).
The shares of our Class A common stock, Class N common stock, Class T common stock, and Class F common stock outstanding as of June 30, 2026 exclude the following:
•1,797,066,050 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock outstanding as of June 30, 2026, with a weighted-average exercise price of $2.89 per share;
•           shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock granted after June 30, 2026, with a weighted-average exercise price of
$           per share;
•           shares of our Class A common stock issuable upon the vesting and settlement of RSUs outstanding as of the date of this prospectus, but for which (i) the service-based vesting condition was not satisfied as of such date and (ii) the performance-based vesting condition, if applicable, will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part;
•           shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:
◦           shares of our Class A common stock reserved for future issuance upon conversion of Class N common stock issuable under our Donation Matching Plan (as amended and restated, the
“Donation Matching Plan”);
◦           shares of our Class A common stock to be reserved for future issuance under our 2026
Equity Incentive Plan (“2026 Plan”), which will become effective prior to the completion of this offering;
◦           shares of our Class A common stock reserved for future issuance under our Amended and
Restated 2021 Stock Plan (“2021 Plan”) as of June 30, 2026, which number of shares will be added to the shares of our Class A common stock to be reserved for future issuance under our 2026 Plan upon its effectiveness, at which time we will cease granting awards under our 2021 Plan; and
◦           shares of our Class A common stock to be reserved for future issuance under our 2026
Employee Stock Purchase Plan (“ESPP”), which will become effective prior to the completion of this offering.
Our 2026 Plan and ESPP each provide for an annual automatic increase in the number of shares of our Class A common stock reserved thereunder, and our 2026 Plan provides for increases to the number of shares that may be granted thereunder based on awards under our 2021 Plan that expire or are cancelled or forfeited, and shares under our 2021 Plan that are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations or are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Equity Plans.”
Except as otherwise indicated, all information in this prospectus assumes:
•the Preferred Stock Conversion will occur immediately prior to the completion of this offering;
•the Convertible Notes Conversion will occur immediately prior to the completion of this offering;
•the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the effectiveness of our amended and restated bylaws will each occur immediately prior to the completion of this offering;
•the Class F Stock Issuance will occur immediately prior to the completion of this offering;
•no issuance of shares of Class E common stock prior to the completion of this offering;

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
•a 10-for-one forward split of our Class A common stock and Class N common stock effected on
September 17, 2026, including a proportional increase in the authorized shares of our capital stock, with all share, option, RSU, and per share information for all periods presented in this prospectus adjusted to reflect such forward split on a retroactive basis;
•a one-for-1,000 reverse split of our Class T common stock effected on September 17, 2026;
•no exercise of outstanding stock options or settlement of outstanding RSUs subsequent to June 30,
2026, other than the RSU Settlement; and
•no exercise by the underwriters of their option to purchase up to an additional            shares of our
Class A common stock from us in this offering.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Summary Consolidated Financial and Other Data
The following tables summarize our consolidated financial and other data. We have derived the summary consolidated statements of operations data for the years ended December 31, 2023, 2024, and 2025 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the six months ended June 30, 2025 and 2026, and the summary consolidated balance sheet data as of June 30, 2026, from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data in this section are not intended to replace our consolidated financial statements and related notes and are qualified in their entirety by our consolidated financial statements and related notes included elsewhere in this prospectus.
Our historical results are not necessarily indicative of the results that may be expected in the future and our results for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2026 or any other period. The following summary consolidated financial and other data should be read in conjunction with the section titled “Management’s Discussion and
Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.
Consolidated Statements of Operations Data

	Year Ended December 31,			Six Months Ended June 30,
(in millions, except share and per share amounts)	2023	2024	2025	2025	2026
Revenue	$41	$386	$4,585	$1,163	$16,286
Operating expenses:
Compute and infrastructure	433	2,522	7,326	2,334	8,945
Personnel(1)	95	454	1,839	538	3,152
Bartz settlement	—	—	1,500	—	—
Sales, marketing, and partnerships	2	43	568	120	3,168
Other operating and administrative	62	347	1,412	306	1,714
Total operating expenses	592	3,366	12,645	3,298	16,979
Operating loss	(551)	(2,980)	(8,060)	(2,135)	(693)
Interest income	69	106	431	115	1,111
Change in fair value of convertible notes, derivative liabilities, and SAFEs	(1,045)	(5,434)	(34,308)	(10,942)	(72,388)
Other income (expense), net	(2)	—	(8)	—	(8,757)
Total other income (expense), net	(978)	(5,328)	(33,885)	(10,827)	(80,034)
Loss before provision for income taxes	(1,529)	(8,308)	(41,945)	(12,962)	(80,727)
Provision for income taxes	2	1	20	7	21
Net loss(2)	$(1,531)	$(8,309)	$(41,965)	$(12,969)	$(80,748)
Net loss per share attributable to common stockholders	$(1.42)	$(5.43)	$(23.04)	$(7.25)	$(39.88)
Weighted-average number of shares outstanding, basic and diluted	1,076,880,510	1,528,994,540	1,821,084,860	1,788,730,900	2,024,972,990

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
The following table sets forth the computation of unaudited pro forma net loss per share, basic and diluted of common stock attributable to common stockholders for the periods presented:

(in millions, except share and per share amounts)	Year Ended December 31, 2025	Six Months Ended June 30, 2026
Numerator:
Net loss	$(41,965)	$(80,748)
Pro forma adjustment to record stock-based compensation expense related to
RSUs for which the performance-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part

Pro forma adjustment to eliminate the change in fair value recognized related to the Convertible Notes Conversion
Pro forma net loss
Denominator:
Weighted-average number of shares outstanding, basic and diluted	1,821,084,860	2,024,972,990
Pro forma adjustment to reflect the Preferred Stock Conversion
Pro forma adjustment to reflect the RSU Settlement
Pro forma adjustment to reflect the Convertible Notes Conversion
Weighted-average number of shares outstanding used to compute pro forma net loss per share, basic and diluted(3)(4)
Pro forma net loss per share, basic and diluted(3)(4)
______________
(1)Includes stock-based compensation expense of $29 million, $192 million, and $1.2 billion for the years ended December 31,
2023, 2024, and 2025, respectively, and $286 million and $2.2 billion for the six months ended June 30, 2025 and 2026, respectively.
(2)Includes change in fair value of convertible notes, derivative liabilities, and simple agreements for future equity (“SAFEs”), which were $1.0 billion, $5.4 billion, and $34.3 billion for the years ended December 31, 2023, 2024, and 2025, respectively, and $10.9 billion and $72.4 billion for the six months ended June 30, 2025 and 2026, respectively. These changes were primarily driven by an increase in the fair value of our outstanding convertible promissory notes resulting from an increase in our enterprise valuation during each of the respective periods.
(3)The pro forma weighted-average number of shares used in computing pro forma net loss per share gives effect to (i) the
Preferred Stock Conversion, as if such conversion had occurred on January 1, 2025, (ii) the Convertible Notes Conversion, as if
such conversion had occurred on January 1, 2025, (iii) stock-based compensation expense related to RSUs for which the service-based vesting condition was satisfied or partially satisfied, and as if the performance condition had been satisfied on
January 1, 2025, of $           and $           for the year ended December 31, 2025 and the six months ended June 30, 2026, respectively, and (iv) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering. The pro forma weighted-average number of shares does not give effect to the Initial Public Benefit Issuance, as shares of our Class N common stock held by our wholly owned subsidiary are not considered outstanding for accounting purposes.
(4)As of           , 2026, unrecognized stock-based compensation expense not reflected in pro forma net loss per share was
$          related to RSUs for which the service-based vesting condition was not satisfied, and which is expected to be recognized
over a weighted-average period of approximately            years, and $           related to our other outstanding equity awards, which
is expected to be recognized over a weighted-average period of approximately            years.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Consolidated Balance Sheet Data

	As of June 30, 2026
(in millions)	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
Cash, cash equivalents, and short-term investments	$131,651	$	$
Working capital(4)	$130,760	$	$
Total assets	$147,358	$	$
Total liabilities	$117,467	$	$
Redeemable convertible preferred stock	$157,510	$	$
Additional paid-in capital	$5,336	$	$
Accumulated deficit	$(132,902)	$	$
Total stockholders’ deficit	$(127,619)	$	$
______________
(1)The pro forma column in the consolidated balance sheet gives effect to (i) the Preferred Stock Conversion, as if such conversion had occurred on June 30, 2026, (ii) the Convertible Notes Conversion, as if such conversion had occurred on June 30, 2026,
(iii) the Class F Stock Issuance, as if it had occurred on June 30, 2026, (iv) an increase to additional paid-in capital and
accumulated deficit related to stock-based compensation of $           related to RSUs subject to the RSU Settlement, and (v) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering.
(2)The pro forma as adjusted column gives effect to (i) the pro forma adjustments set forth above, (ii) the sale and issuance by us
of             shares of our Class A common stock in this offering, based upon the assumed initial public offering price of $           per
share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the use of net proceeds from this offering, together with existing cash and cash equivalents, if necessary, to satisfy the estimated tax withholding and remittance obligations related to the RSU Settlement. We will not receive any proceeds from the sale of shares of our Class A common stock by any of the selling stockholders.
(3)Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) each of cash, cash equivalents, and short-term investments; working capital; total assets; additional paid-in capital; and total stockholders’ deficit
by $          , assuming the number of shares offered by us as stated on the cover page of this prospectus remains unchanged and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Similarly, an increase (decrease) of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of cash, cash equivalents, and short-term investments; working capital; total
assets; additional paid-in capital; and total stockholders’ deficit by $          , assuming the assumed initial public offering price of
$           per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our Class A common stock by any of the selling stockholders.
(4)Working capital is defined as current assets less current liabilities.
Non-GAAP Financial Measures
In addition to the measures presented in our consolidated financial statements that were prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), we use Adjusted
Operating Income (Loss), Adjusted Operating Margin, and Adjusted Net Income (Loss) as non-GAAP financial measures to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

	Year Ended December 31,			Six Months Ended June 30,
(in millions, except for percentages)	2023	2024	2025	2025	2026
Adjusted Operating Income (Loss)	$(522)	$(2,788)	$(4,854)	$(1,849)	$1,618
Operating margin	(1,344)%	(772)%	(176)%	(184)%	(4)%
Adjusted Operating Margin	(1,273)%	(722)%	(106)%	(159)%	10%
Adjusted Net Income (Loss)	$(457)	$(2,683)	$(4,448)	$(1,741)	$2,671
See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations
—Non-GAAP Financial Measures” for a definition of each non-GAAP financial measure, a discussion of the

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
limitations of each non-GAAP financial measure, and a reconciliation of each non-GAAP financial measure to its most comparable GAAP financial measure for the periods presented and additional information.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Risk Factors
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and
our consolidated financial statements and related notes, before making a decision to invest in our Class A common stock. Our business, financial condition, results of operations, or prospects could also be adversely affected by risks and uncertainties not currently known to us or that we currently do not believe are material.
If any of the risks actually occur, our business, financial condition, results of operations, and prospects could be adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.
Risks Related to our Business and Industry
Our success depends in large part on our ability to continue to develop the most advanced and capable AI models, and any failure to do so could adversely affect our business.
Our success depends in large part on our ability to continuously develop, improve, and deploy the most advanced, capable, and useful AI models. Achieving and maintaining this position depends on our ability to:
•advance the frontier of AI capabilities through breakthrough research, innovative architectures, and efficient training methodologies;
•ensure our models are safe, reliable, and trustworthy while maintaining competitive performance;
•secure the compute and infrastructure necessary to power and support our increasing needs;
•advance compute efficiency through algorithmic and architectural innovations, including compute multiplier advancements;
•retain the continued service of our co-founders, senior management team, and key technical employees, and attract, retain, and motivate leading researchers, engineers, and technical talent in an intensely competitive and evolving market;
•continue revenue growth and maintain access to sufficient capital, including through potential equity and debt financing, to make the investments we believe are necessary to support our growth trajectory;
•secure and maintain relationships with data providers, licensors, and partners to obtain the diverse, high-quality datasets necessary for world-class model performance;
•secure and maintain relationships with cloud, ecosystem, and other partners to facilitate the diffusion of Claude;
•build, operate, and maintain the infrastructure required to deploy frontier models cost-effectively and at scale;
•translate model capabilities into products that meet evolving customer needs and achieve meaningful adoption;
•allocate substantial financial resources efficiently across research, infrastructure, and operations; and
•navigate an evolving, uncertain, and at times divergent global regulatory landscape and engage with legislators, regulators, and other stakeholders to promote the development of regulatory frameworks that we believe are good for society, our customers, and the long-term health of the global economy.
Our failure to achieve any of the foregoing could prevent us from maintaining our competitive position, cause us to fall behind competitors, reduce customer adoption of, or demand for, our models, platform, and applications, and impair our revenue growth. Limitations to our revenue growth could, in turn, constrain our ability to fund the substantial and increasing expenditures required for frontier AI development, including

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
investments in compute, model training, data acquisition, and safety and security systems, as well as our ability to attract, retain, and appropriately compensate highly skilled technical and operational personnel in a highly competitive market. Any such constraints could slow our rate of development and innovation, degrade model performance or reliability relative to competitors, limit our participation in industry standards-setting and regulatory processes, and reduce our attractiveness to enterprises and prosumers. These effects could create a self-reinforcing or compounding cycle in which diminished growth limits our capacity to invest in the resources necessary to remain competitive, which in turn could further weaken our ability to sustain or increase our revenue growth, making it increasingly difficult and costly to regain technological leadership and operate at the frontier of AI. Any of the foregoing could adversely affect our business, financial condition, and results of operations.
Our ability to maintain our position at the frontier of AI depends in part on our use of AI systems to accelerate our research processes, a recursive dynamic we refer to as “closing the loop,” in which successive versions of our models assist in building the next, with the goal of compounding capability gains over time. Our models have been and are increasingly becoming critical tools in designing, training, testing, and optimizing next-generation
AI systems. If we fail to direct sufficient compute and research efforts to AI-assisted development, or if our competitors more effectively leverage AI to enhance their own innovation cycles, we risk falling progressively further behind as competitors continuously use AI to further enhance their own development capabilities, enabling the creation of increasingly advanced systems at an accelerating pace. As our reliance on our own AI systems to write production code, conduct research, and build subsequent model versions deepens, any systemic flaw, bias, or error in our current models could propagate into the next versions of models and products built using those systems, compounding across successive versions of Claude models in ways that may be difficult to detect or remediate. If we are unable to manage the foregoing risks, our ability to deploy the most advanced, capable, and useful AI models could be adversely affected.
In addition, our increasing use of AI systems to accelerate our own research and development may cause the capabilities of our models to advance more rapidly than our ability to develop, validate, and implement corresponding safety, alignment, and security measures. Much of our evidence regarding the pace of such AI-
driven acceleration is derived from lagging indicators, and our ability to forecast or measure the rate at which our capabilities are advancing, including any acceleration attributable to our most recent or unreleased models, is limited. As a result, we may not identify a significant acceleration in our rate of development until after it has occurred. If our capabilities were to outpace our safety, alignment, and security measures, or if we were unable to anticipate the pace of such advancement, we may be unable to adequately assess or mitigate the resulting risks, which could increase the likelihood of safety incidents, regulatory intervention, or reputational harm, and could adversely affect our business, financial condition, and results of operations. In light of these uncertainties, including limits on our ability to observe the pace at which our capabilities are advancing, we have adopted, and may continue to adopt, precautionary safety, alignment, and security measures to allow our safety efforts to advance together with model capabilities. In the past these measures have included delaying the release of models and limiting their initial availability, such as with Mythos through Project Glasswing, and in the future, as we learn more about model capabilities and behavior, they could include additional measures that affect whether, how, and when we develop or deploy new models or capabilities. We cannot predict with precision when we will determine that such measures are necessary, what measures will be required, or how long they will remain in place, and as the capabilities of our models advance, such measures may become more frequent and more costly. These measures could slow our capability gains relative to competitors that do not adopt similar constraints, and could adversely affect our competitive position, revenue growth, and results of operations.
The development of frontier AI models requires substantial investments of compute resources, capital, and human capital to conduct large-scale training runs that may span weeks or months and cost many millions of dollars. There is no guarantee that any given training run will succeed—a run may fail for a number of reasons, such as failing to achieve the targeted capability or safety thresholds, producing unexpected or undesirable behaviors that cannot be adequately remediated, or yielding a model that is ultimately not competitive with alternatives available in the market. We would also face the additional cost and delay of initiating a new training run to attempt to achieve the intended model improvements. We have in the past experienced, and may in the future experience, such failed or underperforming training runs, resulting in a loss of invested resources with limited or no corresponding benefit to our business. Given the scale of compute and other resources required for frontier model training and the extended timelines involved, a failed or underperforming training run could

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
also delay our product roadmap, affect our competitive position, and adversely affect our business, financial condition, and results of operations.
In addition, new models, features, or capabilities may not be introduced on schedule, may not perform as intended, may require significant iteration after release, may fail to gain meaningful adoption, or may take longer than expected to gain meaningful adoption, any of which could reduce customer demand or place us at a competitive disadvantage. In addition, considerations relating to model safety, interpretability, alignment, and welfare may lead us to limit or delay the deprecation of older models or to continue supporting legacy versions alongside newer releases, creating trade-offs in product development and compute distribution that could adversely affect innovation velocity, infrastructure utilization, and revenue. In addition, customers who have integrated older models into their workflows may resist migration to newer versions, and any accelerated or forced deprecation could result in customer attrition, contractual disputes, or reputational harm. We have also changed, and may in the future change, usage limits, rate limits, or model and product capabilities, which could adversely affect our reputation and the perceived value of our offerings. Some of these changes have resulted, and could in the future result, in claims that our disclosures regarding model access or capabilities were inadequate or misleading.
Further, the industry benchmarks commonly used to test AI models may not accurately reflect real-world performance or utility, and even models that perform well on such benchmarks may not meet customer expectations when deployed in production environments, which could lead to customer dissatisfaction, reduced usage, or reputational harm. If we are unable to effectively innovate and improve our models, platform, and applications while addressing these challenges, or if competitors are able to deliver AI solutions that are perceived as more capable, safer, or more reliable, or that offer adequate performance at a lower cost, our business, financial condition, and results of operations could be adversely affected.
In addition, innovation in AI involves addressing complex and evolving challenges related to data quality, training methodologies, bias, safety, accuracy, and the behavior of model outputs. AI algorithms may be flawed, and AI systems may fail to follow instructions or produce inaccurate, misleading, offensive, inappropriate, or otherwise harmful outputs; reflect or amplify unwanted or unknown biases present in training data; or raise concerns relating to intellectual property, privacy, or other legal and ethical considerations. We must continually invest resources to identify, mitigate, remediate, and reduce the occurrence of such issues, including through improved datasets, training techniques, evaluation methods, safeguards, and human oversight.
However, we may not be able to obtain the datasets that we need, including through licenses or strategic data partnerships. In addition, we or our data providers may use synthetic or AI-generated data in the training process, which could introduce quality issues, amplify biases or errors, contribute to model degradation, or raise novel legal questions regarding ownership, licensing, or intellectual property rights that may not be timely or clearly resolved by courts or regulators. Such unintended consequences, failures, or misuse of our models could impair customer trust, slow adoption, expose us to legal or regulatory scrutiny, or adversely affect our brand and reputation.
If we are unable to secure adequate compute or if we fail to direct our compute effectively across our workloads, we may be unable to train models that remain competitive with those of our competitors or adequately serve our customers.
Our ability to develop, train, improve, and deploy frontier models depends on our access to enormous and increasing quantities of specialized compute. The training of Claude models has required, and we expect will continue to require, substantial compute. Industry participants, academic researchers, and our own experience suggest that, in certain contexts, applying greater amounts of compute during model training has been associated with improvements in model capabilities. These observations are consistent with aspects of broader empirical relationships among model performance, model size, training data, and compute scale that are commonly referred to as “Scaling Laws,” although the extent, efficiency, and durability of such improvements are uncertain, and these relationships may plateau, diminish, or fail to materialize at larger scales or under different conditions. Accordingly, our ability to remain at the frontier of AI capabilities is substantially dependent on our ability to secure compute at the scale required to sustain all our workloads, including to train next-generation models, and we cannot provide assurance that increased investment in compute will result in commensurate improvements in model performance.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
The market for compute is intensely competitive. We compete for access to compute with some of the world’s largest and most well-capitalized technology companies, many of which develop their own competitive AI models and have significantly greater financial resources than us. Many own and operate cloud computing data center infrastructure, maintain captive chip manufacturing or design capabilities, have long-standing strategic relationships with key hardware suppliers, or have significant equity investments from, or other financial arrangements with, such suppliers. These competitors can outbid us for scarce compute, secure priority allocations from chip manufacturers and CSPs, and make long-term capital commitments that we cannot match. We expect demand for advanced compute to continue to grow, and the cost of compute could rise significantly, particularly if AI-driven demand accelerates or if the ability to build highly capable models becomes more broadly available and shifts competition toward access to advanced compute. Additionally, numerous well-funded AI companies are pursuing large-scale AI model development, further increasing demand for limited compute. Certain CSPs from which we obtain substantial compute also develop and offer their own AI models and related services. As a result, our commercial relationships with these providers may not always be fully aligned with our long-term interests, and if the compute we have access to from third parties is curtailed, repriced, or terminated, whether for competitive reasons or otherwise, our business, financial condition, and results of operations could be adversely affected.
In addition to competition from third parties, our ability to secure compute is subject to allocation decisions by our CSPs. Although our CSPs are generally subject to contractual commitments with us regarding the provision of compute, our ability to obtain such capacity remains dependent on those providers’ operational execution, adherence to the terms of such contractual provisions, and broader business considerations, such as capacity constraints, internal demand for compute to support their own AI and computing operations, relationships with or contractual obligations to third parties (which may include other AI companies), and risk management considerations. As a result, we may not receive the full amount of compute we seek, or such compute may not be delivered on the timelines we require, even where contractual arrangements are in place. Additionally, we have in the past sought quantities of compute from CSPs in excess of what those partners were willing to provide. If our CSPs reduce, limit, or fail to increase our allocations to keep pace with our growing requirements for any reason, we may need to seek alternative compute sources on less favorable terms or timelines, and we may be unable to secure adequate alternative compute, or any at all. Any such shortfall could constrain our ability to train models, serve customers, or maintain our competitive position.
Even if we are able to secure compute, we must still direct it efficiently across the full range of workloads that are a part of our business, including research, model development, serving customers, and internal usage of
Claude. While we manage our compute as a single, fungible pool and direct available compute between workloads based on where the marginal unit is expected to be most productive at any given time, there can be no assurance that this approach to compute will be the most efficient or that it will support the needs of each of our workloads. Because demand for compute has historically exceeded available capacity, any constraint on our ability to procure, maintain, or expand that capacity could adversely affect multiple aspects of our business simultaneously, including our ability to serve customers at the quality and scale they expect, to train and improve our models, and to develop new products and capabilities. While we actively manage and balance such compute capacity across these workloads via our capacity management system, if this system fails to perform as intended, or if our ability to dynamically rebalance capacity across workloads is disrupted, customer-facing service quality or model and product development timelines could be adversely affected. There can be no assurance that we will make optimal resourcing decisions, and any significant inefficiencies, including those related to deployment and rebalancing, could adversely affect both our near-term results of operations and our long-term strategic position. These compute resourcing challenges are heightened by the growth of our agentic offerings, which involve multi-step reasoning chains, iterative tool invocations, extended context windows, and sustained inference sessions that consume significantly more compute per user interaction than single-turn API calls or chat-based interactions. As agentic workloads grow as a proportion of our total compute demand, the aggregate compute required to serve our customers could increase disproportionately relative to the associated revenue, placing additional strain on our compute workload management decisions.
Our compute is procured under multi-year commitments that are typically entered into well in advance of the periods in which that compute is deployed. Because different AI accelerators have varying performance characteristics across workload types, the composition of our committed compute portfolio, including the mix of accelerator architectures procured from our partners, reflects our demand forecasts and development roadmap assumptions at the time those commitments are made. If the magnitude or mix of workloads we need

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
to support differs materially from those forecasts, whether due to changes in model architecture, customer demand, internal operations, or research priorities, the composition of our available compute may not optimally match our needs in a given period. This could affect our ability to serve customers, develop models, and support internal operations.
If we fail to secure sufficient compute, or if we fail to effectively direct the limited compute we have across our workloads to develop and deploy models with capabilities at least comparable to those of our competitors, we risk falling behind the technological frontier. The pace of AI development is extremely rapid, with successive versions of models emerging in compressed timeframes, often measured in months rather than years. As a result, even a brief period without access to sufficient compute could cause us to fall behind quickly. With AI development, the gap between frontier models and those one or two versions behind can be significant in terms of capability, performance, and commercial applicability. Customers, partners, and software developers may shift to competitors whose models offer superior capabilities, and we may be unable to attract or retain the technical talent necessary for frontier research if our researchers lack access to adequate compute or if we are not perceived as operating at the forefront of model development. Any inability to maintain our position at the frontier could result in loss of customers and revenue, diminished brand and reputation, and a decline in our competitive position, each of which may be difficult to regain. If we are unable to manage the foregoing risks, our business, financial condition, and results of operations could be adversely affected.
If our actual compute requirements differ materially from our projections, we may fail to secure sufficient compute to meet our needs or we may be committed to excess compute that remains underutilized.
The competitive and structural dynamics of the compute market require us to make binding financial commitments for compute months or years in advance of our day-to-day delivery and use. Chip manufacturers,
CSPs, and data center developers require advance commitments in order to allocate production capacity, plan infrastructure investments, and manage their own supply chains. As a result, we must forecast our compute requirements well in advance of their deployment and commit capital accordingly, often with limited ability to adjust commitments if our needs change.
These forecasts for future compute usage are inherently uncertain. Our actual compute requirements depend on numerous factors that are difficult to predict, including the pace of our research progress, the compute intensity of training techniques we develop or adopt, changes in the competitive landscape that may require us to accelerate or modify our development plans, customer demand for inference compute, and the evolution of hardware or other technological efficiencies and changes. If we underestimate our compute requirements, we may be unable to secure sufficient compute to support our forecasted customer demand and model development roadmap. In the past, we have significantly underestimated our compute requirements, which left us capacity constrained and impacted both product development and deployment. Further, the timing of compute coming online may not align with the timing of demand growth, which could result in periods of excess or underutilized compute and committed cash outflows that do not produce immediate revenue.
Our ability to forecast and secure the compute we need is further challenged by our ongoing transition from a cloud-only, fixed-time arrangement compute model to a hybrid model that includes directly leased chips that are hosted in dedicated data center facilities leased and operated on our behalf, to our specification. This transition introduces additional variables into our procurement planning, including the timing of facility completion, the pace at which newly commissioned facilities achieve full operational capacity, our ability to operate, maintain, and integrate on-premise capacity with cloud-based infrastructure, the operational execution of our suppliers, and the performance of hardware in new facility environments. Delays in securing energy, water, and other critical services for these facilities could further slow the pace at which newly commissioned compute becomes available for use. Errors in forecasting any of these transition-related variables could compound our risks related to securing sufficient compute and result in either capacity shortfalls or underutilized capacity during the transition period.
We have entered into, and expect to continue to enter into, long-term agreements for compute and other compute resources that involve minimum purchase commitments, take-or-pay provisions, and other terms that obligate us to pay for resources regardless of actual utilization. These commitments represent substantial fixed
obligations. As of           , our aggregate committed spend under purchase and lease agreements was $          ,
substantially all of which is related to compute and infrastructure, and we expect these commitments will

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
continue to increase. See the section titled “Management’s Discussion and Analysis of Financial Condition and
Results of Operations—Liquidity and Capital Resources—Contractual Obligations” for more information.
Our ability to meet the substantial and growing financial obligations of these requirements to secure compute depends on our ability to generate significant revenue growth. We must grow our customer base and expand revenue rapidly in order to generate the cash flows necessary to satisfy these commitments. However, our revenue is primarily consumption-based, and much of it is not subject to long-term contractual commitments, while our compute and infrastructure commitments generally extend over multiple years. As a result, we may enter into these obligations based on revenue expectations that may not be realized. If our revenue growth does not keep pace with our compute-related payment obligations, if we are unable to successfully convert our compute investment into revenue-generating customer workloads, if we fail to raise additional capital on acceptable terms, or if we experience other adverse developments affecting our liquidity, we may be unable to satisfy these obligations. Any such failure could also result in defaults under our agreements, loss of access to critical resources, and reputational harm. In particular, a default under certain commercial agreements could trigger cross-default provisions under the A&R Credit Agreement (as defined below), and certain of our outstanding convertible promissory notes, potentially resulting in the acceleration of substantially all of our outstanding, and any future, indebtedness. Such cross-defaults could set off a cascading series of adverse consequences, including the exercise of remedies by multiple creditors, the termination of key commercial arrangements, enforcement actions against our assets, and severe liquidity constraints. An acceleration of our indebtedness, combined with the loss of access to critical data center infrastructure, among other things, could impair our ability to train and deploy models, serve customers, and fund ongoing operations, which could have an adverse effect on our business, financial condition, and results of operations. For more information, see the sections titled “—We have incurred significant indebtedness in order to operate and grow our business, including to fund our substantial compute commitments, and our ability to service this indebtedness may be constrained by our cash flows and liquidity” and “—We may not have the ability to raise the funds necessary to repay the principal and accrued interest of our outstanding convertible promissory notes or the A&R Credit
Agreement in cash when required by the terms of the notes or the A&R Credit Agreement, as applicable, or at their maturity.”
Additionally, the rapid pace of technological change across AI infrastructure, hardware, software, system architectures, and model development techniques means that compute secured today may become less efficient or economically attractive relative to future alternatives. We may find ourselves committed to using older-
generation hardware and infrastructure while competitors gain access to more advanced systems, or we may be paying premium prices for resources that have declined in market value. These dynamics could adversely affect our cost structure and competitive position. Certain of our financing arrangements require us to enter into exclusive or preferential supply commitments with particular chip suppliers with respect to the compute financed pursuant to such arrangements. These commitments may limit our ability to shift procurement to alternative suppliers or newer chip architectures if our needs or the technology landscape evolve, potentially leaving us committed to platforms that are suboptimal for our actual workload requirements and reducing our ability to adjust our compute portfolio in response to changed circumstances. If we are unable to manage the foregoing risks, our business, financial condition, and results of operations could be adversely affected.
Constraints on the critical inputs supporting compute could limit our ability to secure adequate compute.
The compute necessary for training and deploying frontier models depends on a supply chain with multiple potential points of constraint or failure. The availability, pricing, and lead times for compute are affected by the supply of advanced chips and other IT equipment, the availability of sufficient electrical power and the infrastructure required to generate and deliver it, and the capacity of data center infrastructure. Each of these inputs faces significant constraints that may limit our ability to secure the compute we need. In addition, increasing demand for compute has contributed to, and may continue to contribute to, increases in the cost of such resources, which could limit our ability to invest in, develop, or deploy our models, platform, and applications at the pace we anticipate.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Supply and Concentration of Chips, Memory, and Data Center Equipment
The specialized chips required for AI workloads, particularly high-performance AI accelerators and memory, are produced by a limited number of manufacturers. The production of advanced chips is extraordinarily complex, requiring manufacturing processes at the leading edge of technological capability.
The majority of the world’s most advanced chip manufacturing capacity is concentrated in Taiwan, primarily at
Taiwan Semiconductor Manufacturing Company (“TSMC”). This geographic concentration creates significant risks, including exposure to natural disasters such as earthquakes and typhoons, potential disruption from geopolitical tensions between Taiwan and China, vulnerability to any interruption in Taiwan’s power grid, water supply, or other critical infrastructure, and susceptibility to developing trade regulations and restrictions. Any military conflict, tariffs and trade restrictions, economic coercion, blockade, natural disaster, or other incident affecting Taiwan could severely disrupt the global supply of advanced chips, with effects that could persist for years given the time required to construct and qualify alternative fabrication facilities. Efforts to establish sufficient advanced chip manufacturing capacity outside of Taiwan, including in the United States, remain in early stages and may not produce adequate compute to materially reduce these concentration risks within the foreseeable future. In addition, due to the demand for advanced chip manufacturing, TSMC has, at times, been unable to fully satisfy market demand for chip manufacturing capacity, and as a result, we have not always been able to obtain sufficient quantities of chips on a timely basis. Accordingly, any restrictions or delays on the supply of advanced chips out of Taiwan or TSMC would adversely affect our business, financial condition, and results of operations.
In addition, both high bandwidth memory, which is a key component in high performance AI accelerators, and other high performance memory products used in compute infrastructure, are largely manufactured by SK hynix Inc., Samsung Electronics Co., and Micron Technology, Inc. Each of these manufacturers is working to expand its production capacity to meet demand. However, there is no guarantee that these efforts will result in adequate supply fast enough to meet demand, particularly if large customers or competitors secure exclusive supply commitments or otherwise reserve substantially all of a manufacturer’s available production capacity.
The concentration and constraints in manufacturing supply expose us to the risk that manufacturers may make allocation decisions or strategic shifts that adversely affect our access to the advanced chips needed for our business. We also face risks that specialized chips may contain defects, or that their production or delivery may be delayed or disrupted, which, given long replacement lead times, could constrain available compute and adversely affect our operations and ability to scale. A meaningful portion of the components we and our partners rely on is sourced from or manufactured outside of the United States, and new or increased tariffs, import restrictions, or trade disputes could delay deliveries, force supply-chain changes, or raise our costs, some of which we bear directly under pass-through arrangements. For more information, see the section titled
“—Governmental trade controls, including export and import controls, sanctions, customs requirements, and related regimes, could subject us to liability or loss of contracting privileges or limit our ability to compete in certain markets.”
We also depend on third-party chip design and services companies for the design, manufacture, and support of certain custom accelerator platforms, as well as for related infrastructure financing arrangements. Disruption to these relationships, or any failure by these parties to deliver hardware or services on expected timelines and specifications, could adversely affect the availability, performance, or cost of accelerator platforms on which we rely.
Data centers also require electrical, generation, and transmission equipment, cooling systems, backup generators, and networking hardware, some of which are made by only a few manufacturers, must be ordered years in advance, and require substantial pre-delivery payments that we may not recover if our plans change. In addition, certain equipment, such as high-voltage transformers, switchgear, turbines, generators, substations, and transmission components, has been subject to extended delivery timelines, price increases, tariffs and national security requirements, and allocation constraints as demand from data center operators and other large electricity consumers has grown. If such equipment is delayed or unavailable, we may be able to replace it only at higher prices or under less favorable long-term commitments. In order to secure near-term access to compute, we may also elect, or be required, to procure long-lead-time generation and electrical equipment at prices above prevailing market rates on the expectation that it can be deployed on an accelerated timeline to unlock capacity in the near term. Realizing the benefit of paying such prices depends on the timely and

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
successful engineering, procurement, and construction of the associated facilities, which requires specialized expertise that is currently in short supply and involves significant execution risk. Delays, cost overruns, or failure to secure energy on the anticipated schedule could mean that we do not obtain the energy and capacity for which we paid such prices. In some cases, these arrangements also depend on a developer or other counterparty agreeing to purchase the equipment at such prices, finance such purchase, and recover those costs and associated financing costs from us over time, and we may bear these costs even if the underlying capacity is delayed or never realized. Our equipment supply framework agreements and similar arrangements may expose us to further risks, including minimum purchase or take-or-pay commitments, price escalation, and obligations that we are unable to align with our actual deployment needs.
Additionally, the U.S. government has imposed and may continue to impose export controls restricting the sale of advanced chips and chip manufacturing equipment to certain countries, including China. These restrictions have affected global chip and related equipment supply allocation, and future changes in export control policy could affect the availability or pricing of the compute resources on which we rely. Future export controls could be more restrictive, for example, by placing restrictions on the countries in which advanced chips may be installed or in which model weights may be stored, which could limit where we or our partners are able to build data centers, constrain our international expansion, or increase our costs.
Electrical Power and Fuel Constraints
The operation of data centers at the scale required for frontier AI development and deployment consumes substantial quantities of electrical power. The availability of sufficient electrical power has emerged as a significant constraint on data center development and expansion in many geographies, including the United
States. Electrical grid infrastructure in the United States and other countries was not designed to accommodate the rapid increase in demand associated with AI development, and the lead times required to build new generation capacity, transmission infrastructure, and grid interconnections can extend for years. Demand on electric grid infrastructure is also increasing as a result of the increased electrification of homes, vehicles, and industry, and this growing demand is occurring at a time when power generation capacity additions, transmission expansion, and grid modernization efforts have not kept pace and certain existing generation resources are being retired, all of which has contributed to higher electricity prices and longer interconnection timelines in certain regions. We have publicly committed to covering the cost of electricity price increases to consumers caused by our data centers, including both the cost of electricity itself and the infrastructure necessary to deliver it.
Our access to electrical power also depends on our ability, and the ability of the third parties on which we rely for the construction, management, and operation of our data center facilities, to negotiate and maintain contracts with utility providers and grid operators and to obtain approvals from public utility commissions and other regulators. These parties may be unable or unwilling to approve, or may condition or delay, the connections, capacity expansions, special or negotiated rate arrangements, and infrastructure investments necessary to support data center growth, or may grant them only at costs that limit the economic efficiency and viability of certain facilities, such as by requiring us to bear grid upgrade or interconnection costs beyond those attributable to serving our facilities—representing a larger share of costs than is required under existing or prior regulatory constructs. Interconnection queues for large new electricity loads have also lengthened substantially in many regions, which could delay or limit our access to grid power. Utility providers and regulators may also reallocate previously committed capacity that our data center facilities may require. In many jurisdictions, a single utility provider has substantial control over the terms, timing, and cost of the service and infrastructure necessary to power our data center facilities. The commercial and regulatory priorities of utility providers may differ from ours, including with respect to which infrastructure investments are made, how their costs are allocated, and whether alternative or self-supplied generation arrangements are permitted and on what conditions. Utility providers and other stakeholders may also seek regulatory or legislative measures affecting large electricity loads, self-supply, or alternative power generation arrangements. The outcomes of our negotiations and regulatory proceedings involving utilities are uncertain, and unfavorable results could increase our costs, delay our projects, or limit the alternatives available to us. More broadly, regulatory proceedings relating to cost allocation, rate design, and the treatment of large electricity loads are ongoing in numerous jurisdictions, and adverse outcomes, changes in policy, or the imposition of new tariffs, surcharges, or curtailment obligations applicable to data centers could increase our costs or limit our access to electrical power.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
In addition, the construction of the generation and transmission infrastructure on which we depend is itself capital-intensive and exposed to labor shortages, supply chain disruptions, permitting delays, changes in interest rates, tariffs, other cost overruns, and financing constraints. The significant and increasing capital required to fund these generation, transmission, and related infrastructure investments, whether incurred by us, our utility and energy supply providers, or our data center development partners, is sensitive to prevailing interest rates and the availability of debt or equity financing on acceptable terms. Any inability of our partners to access capital when needed, and the limitations, cost, and competition for such capital, could increase the cost of the power on which we depend, delay or halt projects, or render certain facilities commercially unviable, and under certain of our arrangements, we bear these financing and capital costs directly or on a pass-through basis. Furthermore, newer sources of generation, such as solar, wind, battery storage, nuclear, and geothermal power, may not be available in the quantities or on the timelines we require, or may be available only at higher cost. Our facilities separately depend on access to reliable water for cooling, which in some regions is scarce, subject to use restrictions, or increasingly costly. Any of the foregoing could adversely affect the availability of the power or water we require, increase our costs, or limit our ability to develop, expand, or operate our data center facilities, which could adversely affect our business, financial condition, and results of operations.
Competition for access to electrical supply and data center locations with adequate power availability is intense, and we compete for such access with well-capitalized CSPs, some of which produce and develop competing AI models, cryptocurrency mining operations, and other large-scale electricity consumers. In addition to, or sometimes in lieu of, grid-based electricity, an increasing share of data centers are being developed with dedicated on-site power generation capacity that supplies electricity directly to the facility independent of any utility-operated electric grid. The reliability of such off-grid power generation solutions varies by the underlying technology, the equipment used, and the operator and will reflect site-by-site operational and environmental profiles. Development of this new capacity in turn requires power generation and electrical infrastructure that are themselves subject to supply challenges and operational complexity. For example, certain of our planned data center facilities rely on dedicated on-site natural gas-fired generation, which exposes us to fuel price volatility and supply disruptions that are outside of our control and for which we bear the cost on a pass-
through basis. These facilities are also subject to constraints on pipeline capacity and firm fuel transportation necessary to deliver natural gas. As data center operators increasingly rely on natural gas-fired generation, and because behind-the-meter and on-site arrangements are feasible only in some jurisdictions given the applicable regulatory frameworks, we expect increased competition among users for the same natural gas supply and pipeline capacity in those areas. This competition could drive up the price of natural gas in such areas and may adversely affect our ability to contract for firm fuel supply and transportation and to secure the pipeline connections and laterals our facilities require.
These dynamics present several related risks. We may be unable to secure firm gas supply and transportation during the development of a facility, causing a planned site to be delayed or abandoned; we may face fuel supply or delivery disruptions once a facility is operating; and because our arrangements generally provide for fuel and related costs to be borne by us on a pass-through basis without cost caps, we remain exposed to increases in the cost of natural gas and its transportation. More broadly, the cost of electricity is subject to significant variability that is largely outside of our control, as wholesale electricity prices fluctuate with changing supply and demand, weather, fuel prices, tariffs or surcharges, and grid stress, and can rise sharply during periods of peak demand or constrained supply, and such increases in energy costs could adversely affect our results of operations.
In some regions, including certain regions where we have contracted compute commitments, data center development has prompted public controversy and regulatory scrutiny regarding environmental impact, land and water use, and the allocation of limited power resources. For example, if our efforts to secure electrical power are perceived to affect other utility customers and the broader grid, regulators may impose conditions, standby charges, or other requirements intended to address such impacts. More broadly, our access to electrical power is subject to an evolving regulatory framework characterized by complexity, jurisdictional overlap, and rules that were largely designed around service by incumbent utility providers and existing generation arrangements and that may not readily accommodate new entrants or alternative approaches, which can result in significant delay or prevent the development of the generation we require. Grid-tied electrical supply, for instance, is subject to the jurisdiction of federal and state energy regulators, regional grid operators, and public utility commissions, while behind-the-meter and on-site generation is subject to a distinct set of exclusive service franchise protections, permitting, environmental, air quality, interconnection, and siting requirements.
In addition, environmental standards applicable to power generation continue to evolve, including as a result of

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
changing governmental priorities and shifting public and political views regarding climate change and the appropriate treatment of various power generation sources. Any failure to secure access to adequate electrical power, any legal, regulatory, or other administrative action or change limiting the availability of electricity, or any significant increase in energy or compliance costs, could adversely affect our cost structure and limit our ability to scale our compute infrastructure, develop and deploy our models, and service our customers. We have also made, and may in the future make, voluntary commitments to offset the impact of our data center energy consumption on local communities and electricity ratepayers, including commitments to cover grid infrastructure upgrade costs, procure new power generation to match our energy needs, invest in curtailment systems to reduce strain on the grid during peak demand periods, and address environmental impacts. These commitments have increased, and we expect will continue to increase, our operating costs. Moreover, we believe this is part of a broader emerging trend in the AI industry, and such commitments, or similar obligations, may become increasingly standard or required, which could further increase our costs. In addition, the physical effects of climate change may increase our operating costs over time, as higher average temperatures can increase the power consumption and water usage required to cool equipment at the facilities on which we depend.
Data Center Infrastructure
Even where chips and electrical power are available, the development of data center facilities requires substantial time, capital, and specialized expertise. Data center construction involves lengthy permitting processes, complex supply chains for specialized equipment, and significant lead times for the installation and commissioning of cooling systems, electrical infrastructure, and networking equipment. Labor shortages, including shortages of, and competition for, electricians, facility technicians, and other skilled tradespeople, supply chain disruptions, permitting delays, and other factors can extend construction timelines and increase costs. Further, given data center development projects require advanced and significant capital commitments with dedicated end users, we may have to rely on arrangements for financing or with partners who guarantee the lease obligations to support the development of data center capacity that is expected to host such partner’s chips or computing infrastructure. In addition, there are a limited number of qualified third-party vendors with the expertise we require and that support the particular infrastructure we wish to implement. Accordingly, we rely on this limited number of third parties for the construction, management, and operation of certain of our data center facilities, some of which have limited operating history or may have less experience operating data center infrastructure at the scale and complexity our operations require. In certain cases, these third-party operators are trained or supervised by our chip partners to manage facilities on our behalf but are not affiliates of those partners and may not have the same depth of expertise, operational resilience, or resources. Any failure by these third-party operators to perform as expected could disrupt our access to compute. In addition, safety or environmental incidents at facilities built or operated for us, whatever their cause, could expose us to claims, fines, or suspensions of construction or operations, the costs of which we may bear. We also depend on an extended network of suppliers, builders, and facility operators. If any of them engage in practices that are unsafe, unlawful, or contrary to the labor, human rights, environmental, or other standards we or our partners require, we could face legal liability, lose the ability to use affected suppliers or facilities, and suffer harm to our reputation, even where we did not direct or know of the conduct.
Our collective data center infrastructure is currently concentrated primarily in the United States, which exposes us to risks associated with regional regulatory changes, power grid constraints or failures, disruptions to network connectivity between facilities, natural disasters, physical attacks—including those motivated by geopolitical events, opposition to AI, and opposition to data center development—and other disruptions that could affect multiple facilities. Certain state, local, and municipal jurisdictions in the United States are also considering or have approved moratoriums on new data center construction, citing public health, safety, and environmental concerns. Such jurisdictions and other regulators, grid operators, or utilities may also adopt other measures that subject users of large electricity loads, including data centers, to curtailment, interruptions, forced reductions, disconnection, or other restrictions during periods of grid stress, whether through changes in law or policy, market or reliability constraints, limits on transmission and distribution infrastructure, or a preference for protecting other utility customers and the broader grid. New large loads on the electrical grid may be increasingly subject to mandatory curtailment in regions where there is insufficient grid-connected power generation to reliably supply existing and new electricity loads. For example, states such as New York and Texas have recently moved to regulate large-scale data centers, whether by pausing state permitting for new large facilities, as New York has, or by subjecting large electricity loads to curtailment or disconnection

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
during grid emergencies, as Texas has. Such moratoriums, or similar actions, could delay or prevent the construction or expansion of facilities on which we depend for compute. Opposition to data center development has also become more organized and coordinated across jurisdictions and our public profile may draw particular attention to projects associated with us. The loss of, or a significant disruption at, any major facility may not be readily absorbed by our remaining or future infrastructure. We are expanding our data center capacity internationally as part of our efforts to diversify our infrastructure footprint and reduce concentration risks associated with operating a significant portion of our compute infrastructure in the United States and to support our international growth strategy, including by entering into letters of intent and negotiating lease and related agreements for data center facilities in multiple non-U.S. jurisdictions, which exposes us to additional risks related to foreign regulatory requirements and approvals, data sovereignty and localization laws, governmental access or assistance requirements, cross-border data transfer restrictions, foreign tax regimes, and increased operational complexity. Our ability to enter into definitive agreements for data center capacity and operations in non-U.S. jurisdictions depends on the timely formation, registration, and receipt of governmental approval of local subsidiaries, as well as the establishment of local banking arrangements, and any delay or failure in completing these steps could delay or prevent us from mitigating our infrastructure concentration risks, executing our international growth strategy, securing planned compute capacity, or could result in substantial additional taxes, penalties, or other liabilities. In addition, regulatory, legal, and other constraints in many jurisdictions may limit the locations in which we can practically site or contract for data center capacity, which could constrain our ability to diversify our infrastructure footprint as quickly or as broadly as we currently intend.
We and our principal competitors rely on substantially similar inputs to develop and deploy frontier models, including advanced chips sourced from a small number of suppliers and data center capacity and compute obtained from CSPs and other third parties. As we and our competitors increasingly pursue vertical integration, the basis of competition could shift over time to encompass not only which company can develop the most capable models, but also which company can develop the best underlying components. Our future competitiveness may depend in part on our ability to successfully develop vertically integrated compute infrastructure on competitive terms and timelines, and there can be no assurance that we will be able to do so.
Our competitors may be better positioned, or may invest greater efforts, to vertically integrate across the compute supply chain, including through proprietary chip design, fabrication, ownership or long-term control of data center infrastructure, access to dedicated power generation assets, exclusive supply arrangements with hardware manufacturers, or by securing the limited sites suitable for large-scale data center development ahead of us. Competitors that succeed in controlling a greater share of these supply chain layers may be able to secure compute at greater scale, lower cost, or with greater reliability than we can, particularly during periods of high demand or supply constraint, when captive supply relationships may confer certain advantages over participants that depend on third-party providers. Such competitors may also develop proprietary hardware-
software co-designs that optimize compute efficiency for their specific model architectures, which could compound any capability gap across successive model versions. While we are pursuing initiatives to develop dedicated data center infrastructure, there can be no assurance that these efforts will be completed on the timelines or at the costs we anticipate, or that they will be sufficient to offset any structural advantages that vertically integrated competitors may achieve. Competitors that succeed in these efforts may be better positioned to remain at the frontier of AI regardless of broader market constraints.
Natural hazards, extreme weather, or other disruptions affecting the regions where these inputs are produced or where our facilities are located could further constrain the availability of chips, power, water, or data center capacity on which we depend. If we are unable to manage the foregoing risks, our business, financial condition, and results of operations could be adversely affected.
We are highly dependent on the continued service of our co-founders, senior management team, and key technical employees, and the loss of any of these individuals may adversely affect our business, financial condition, and results of operations.
We are highly dependent on the continued service of our Chief Executive Officer, President, co-founders, senior management team, and key technical team. In particular, our Chief Executive Officer and President are critical to setting our strategic direction, advancing our research agenda, shaping our safety and governance frameworks, and generally advancing our mission, and we believe that their leadership would be difficult to replace. If either were to become unavailable for any reason, or if either of their reputations were significantly

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
harmed, regardless of merit, there could be an adverse impact on our operations and competitive position, employee morale, employee retention, pace of innovation, customer and partner confidence in our company, our brand and reputation, and our long-term strategic objectives. Further, the loss of key personnel, including members of our founding team and senior management team, and key engineering, research, product development, marketing, and sales personnel, could also disrupt our operations and have an adverse effect on our business. Many of our key personnel, particularly within our technical and research teams, are strongly motivated by our mission and the opportunity to work on addressing specific problems within the AI landscape.
To the extent that their interests evolve, they seek to pursue different technical challenges or areas of focus, or they are drawn to other organizations or initiatives that they perceive as better aligned with their personal beliefs or professional objectives, we may face increased difficulty retaining such personnel. This risk may be heightened as we continue to scale and mature as an organization, which may change the nature of the work environment, priorities, or perceived mission alignment for certain personnel, including personnel who may conclude that the objectives that drew them to us have been substantially achieved. In addition, under certain of our agreements with suppliers, the loss of certain key personnel could accelerate our obligations or otherwise trigger adverse consequences under such agreements.
If we are unable to retain key personnel, or if we fail to conduct effective succession planning and find suitable replacements for any losses of such key personnel in a timely manner and on competitive terms, we could experience declines in sales, delays in research and development, and harm to our business and operations. If we are unable to manage the foregoing risks, our business, financial condition, and results of operations could be adversely affected.
We may require additional capital to meet our substantial ongoing obligations and support our business growth, and our ability to generate sufficient revenue and secure additional capital on acceptable terms is critical to our continued operations and competitive position.
Our business model requires substantial and increasing capital to support our ability to remain competitive and to stay at the frontier of AI. We intend to continue to make significant financial investments to support our business growth and may require additional funds to acquire sufficient compute and respond to business challenges, including expenditures to create, maintain, upgrade, and enhance our models, platform, and applications, including costs related to investments in infrastructure, human capital, office expansion, and data assets. In addition, we may use a portion of our cash to satisfy tax withholding and remittance obligations related to outstanding RSUs and equity awards that we grant in the future.
In addition, to date we have financed our compute primarily under arrangements with CSPs, with costs recognized as compute is made available to us. We may in the future finance a greater portion of our compute on an up-front basis, including through capital leases, prepayments, debt-financed purchases of equipment, or similar arrangements. If we were to do so, we may incur significant cash outflows in advance of compute availability or related revenue, which could increase demands on our cash flows and liquidity and our need to raise additional capital. Such arrangements could also increase our capital intensity and alter our cash-flow profile.
Accordingly, it is critical that we maintain strong revenue growth, grow revenue efficiently relative to our committed compute, infrastructure, and personnel costs, and manage our cash flows effectively. To the extent that such efforts are insufficient to meet our capital needs, we may need to obtain additional capital through equity or debt financings. If we raise additional funds through future issuances of equity, equity-linked securities, or convertible debt securities, our existing stockholders could suffer dilution, and any new securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock.
Further, the conversion of our outstanding convertible securities will cause additional dilution to our existing stockholders. Any debt financing that we may secure in the future may involve restrictive covenants relating to our capital raising activities and other financial and operational matters, potentially making it more difficult for us to obtain additional capital and to pursue business opportunities.
In addition, our ability to draw amounts under certain of our note purchase agreements (“NPAs”) is not guaranteed and is subject to the satisfaction of specified conditions. In particular, our ability to access additional amounts under certain of these facilities depends on our achievement of certain revenue performance targets and/or the ability of third parties to deliver additional compute to us. While we have historically surpassed all such revenue performance targets, there can be no assurance that revenue will

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
continue to exceed these thresholds at all times in the future. If these conditions are not satisfied, we may be unable to draw additional amounts under the applicable NPA, which could adversely affect our cash flows and liquidity. For more information about the terms of our convertible promissory notes, see the section titled
“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and
Capital Resources—Convertible Notes.”
We may not be able to obtain additional financing on terms favorable to us, if at all. We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, and operating performance and the condition of the capital markets at the time we seek financing. The equity and debt markets may experience extreme volatility and disruption from time to time, which could result in higher credit spreads in such markets and higher funding costs for us. If we are unable to generate sufficient revenue growth or obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, scale our infrastructure, develop new models, platforms, and applications, enhance our existing models, platform, and applications, and respond to business challenges may be impaired, and our business, financial condition, and results of operations may be adversely affected.
Our company culture has contributed to our success and, if we cannot maintain this culture as we grow, our business could be adversely affected.
We believe that our company culture is a critical component to our success. We are a mission-driven company and our culture reflects a strong emphasis on the Company Purpose. Our ability to continue to cultivate and maintain this culture is essential to our growth and continued success. We face a number of challenges associated with our commitment to our company culture, including:
•the need to identify, attract, reward, and retain people in leadership positions in our organization who share and further our culture, values, and mission;
•the increasing size and geographic diversity of our workforce, and our ability to promote a uniform and consistent culture across all of our offices and employees;
•internal and external perceptions about our mission, values, commitment to safety, and uses of our models, platform, and applications;
•engagement with government policymakers on issues that resonate differently across our workforce;
•competitive pressures to move in directions that may divert us from our mission and values;
•the rigorous, values-driven standards we apply in hiring and decision-making, which may slow the pace at which we can scale our workforce or expand our operations relative to competitors;
•the continued challenges of a rapidly evolving industry;
•the increased scrutiny and expectations associated with operating as a public company; and
•the need to balance our long-term, mission-driven objectives with shorter-term financial performance expectations, which may create internal tension and challenge our ability to consistently reinforce our cultural values and mission across teams and leadership.
Our mission-driven culture is one of our core characteristics that helps us to attract and retain key personnel and differentiate us in the market. If we are unable to maintain our culture, as well as balance our commitment to maintaining our culture with the demands of rapid growth, competition, and operating as a public company, our employee morale, engagement, and retention could suffer, requiring us to incur additional costs or adopt alternative recruiting strategies, which could adversely affect our business, financial condition, and results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
We face intense competition, and if we are unable to compete effectively, our business, financial condition, and results of operations could be adversely affected.
The market for AI models, platforms, and applications is rapidly evolving, intensely competitive, and subject to frequent and significant changes in technology, evolving customer requirements and expectations, shifting industry standards, regulatory developments, new market entrants, and new models, platforms, and applications. We face competition from a wide range of companies across multiple categories.
We compete directly with companies developing frontier models for third-party software developers and enterprises. Our primary competitors in this category include Alphabet Inc. (“Google”) and OpenAI Group PBC
(“OpenAI”). These competitors are developing increasingly capable AI systems and compete with us for customers, talent, compute, and strategic partnerships. Many have substantially greater financial, technical, and marketing resources than we do, their own or greater access to sources of compute, longer operating histories, greater brand recognition, and established relationships with current and potential customers and partners, which facilitates their ability to integrate their models into first-party applications sold directly to businesses.
We also compete with a broader set of model providers operating at or below the frontier, including large companies, specialized AI labs, and a growing range of other open-weight or open-source (shared weights, training data, and code) models released by international and domestic organizations. Such providers compete for a growing range of enterprise workloads that prioritize cost efficiency over intelligence. In particular, certain large companies compete through proprietary AI models, integrated AI capabilities in existing products, and control of cloud infrastructure and distribution channels. Some of these companies also have substantially greater financial, technical, and marketing resources than we do, their own or greater access to sources of compute, longer operating histories, greater brand recognition, and established relationships with current and potential customers and partners. In addition, some have substantially broader and more diverse product and service offerings and may be able to leverage existing relationships with distribution partners and customers to gain business in ways that discourage customers from purchasing our models, platform, and applications. For example, competitors may bundle AI capabilities with other products, integrate AI functionality into products that customers already use, offer closed technology platforms that lock customers into their ecosystems, sell products at zero or negative margins to gain market share, or use their substantial financial resources to subsidize the cost of AI models, platforms, and applications. Customers may prefer to purchase from existing vendors with which they have established relationships, even if our models, platform, and applications offer superior features or performance. Further, large companies that are currently our customers may choose to develop their own AI capabilities internally rather than purchase our models, platform, and applications.
Specialized AI labs, on the other hand, are competitive due to their ability to offer specific AI applications and differentiated business models. These companies can move quickly, attract top talent, develop novel approaches, platforms, or business models that disrupt existing competitive dynamics, and introduce technologies or products with greater performance or functionality, lower cost, ease of implementation, or other advantages. Some competitors or customers may have access to proprietary datasets, distribution channels, or domain-specific expertise that we do not possess, or new competitors may emerge that address particular industries or use cases more effectively than our models, platform, and applications, which could enable them to develop more specialized or higher-performing AI systems. In addition, competitors, customers, or other third parties have attempted in the past and will likely continue to attempt to replicate, distill, extract, or otherwise derive the functionality or capabilities of our models through permitted or impermissible means, including through our research previews. These actions could reduce the technological differentiation of our offerings; enable the development of competing products at lower cost, with reduced research and development investment, or that replicate our models without safety controls or safeguards that were incorporated in our versions; implicate national security concerns or strain geopolitical tensions; and intensify competitive pressures. In addition, efforts to prevent or mitigate model replication, distillation, or other forms of extraction may require us to modify our models, platform, and applications, limit features or use cases, or implement technical safeguards that could reduce the usability or attractiveness of our offerings, slow adoption, and adversely affect customer demand and revenue. More broadly, as AI models are increasingly used to develop other AI models, the knowledge and techniques required to build frontier models may become more widely available over time, including through distillation, unauthorized access to or theft of model weights, or the diffusion of AI-assisted research and development capabilities across the industry. If the ability to develop

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
highly capable models becomes more broadly available, our technological differentiation could erode and competition could increasingly depend on access to large-scale compute rather than on model development capability. In such an environment, access to sufficient compute on economical terms could become the primary constraint on our ability to train and serve competitive models, and our business, competitive position, and results of operations could be adversely affected if we are unable to secure compute at the scale, cost, or on the timeline we require.
Additionally, open-weight or open-source AI models may capture a portion of the market for certain use cases, which could exert pricing pressure on our offerings or lead certain customers to adopt open-source alternatives for those use cases.
A significant portion of our customer base consists of startups and technology-oriented enterprises that may be more sensitive to adverse macroeconomic conditions and may reduce or delay spending during a downturn.
Because our cost structure limits our ability to rapidly adjust spending, a sustained economic downturn could disproportionately disadvantage us relative to larger, better-capitalized competitors. Such competitors may be better positioned to absorb or withstand adverse economic conditions or reductions in customer technology spending due to their greater financial resources, diversified product offerings and customer bases, and more stable revenue streams. It could also disadvantage us relative to smaller startups with leaner cost structures, lower fixed overhead, and fewer long-term contractual commitments that could help enable them to adjust spending more rapidly than we can. As a result, competitive pressures on our business could intensify, which could adversely affect our business, financial condition, and results of operations.
If we are unable to differentiate our models, platform, and applications from competing offerings through enhanced functionality, superior performance, better safety features and reliability, lower cost, or other factors, demand for our models, platform, and applications may decline. The rapid pace of technological change in AI means that models, platforms, and applications can quickly become outdated. We must continuously invest in research and development to maintain our competitive position, but there is no guarantee that our investments will result in models, platforms, and applications that customers prefer over competing alternatives. Moreover, we are first and foremost a research lab, and our strategy prioritizes frontier research and model capability. We believe the advancing intelligence and capabilities of our models are the principal drivers of their adoption, and we have historically prioritized research and model development rather than new products and applications or sales and marketing. This approach assumes that model capability will continue to be a meaningful source of competitive differentiation. However, as the AI industry matures, the degree of differentiation among advanced
AI models may narrow. This convergence may result from factors such as overlapping or similarly sourced training data, the widespread adoption of comparable model architectures, training techniques, and optimization methods, shared access to computing infrastructure, and the rapid dissemination of research advances across the industry. To the extent competitors are able to achieve comparable model capabilities with lower development or deployment costs, our ability to differentiate our models, platform, and applications on the basis of performance, functionality, or cost may be diminished. If differentiation among advanced models narrows, or if customers increasingly select AI providers on the basis of application features, user experience, distribution, integration into products they already use, or the strength of a sales organization rather than model capability, competitors that have invested more heavily than we have in those areas could be better positioned than we are. Responding to such a shift could require us to increase our investment in product development and sales and marketing substantially beyond our current plans, which could take longer or cost more than we anticipate and could reduce the compute and other resources available for frontier research, and we may not be able to execute such a shift quickly or effectively. See also the section titled “—We have a limited history under our current go-to-market strategy, and our efforts to scale and evolve our customer acquisition, engagement, and retention model may not be successful.”
If we are unable to compete successfully, our business, financial condition, and results of operations could be adversely affected.
If we fail to attract new customers, retain existing customers, or expand usage of our models, platform, and applications, our business, financial condition, and results of operations could be adversely affected.
Our future growth depends on our ability to attract new customers, retain existing customers, and expand sales within our existing customer base. We face significant challenges in each of these areas, and failure to execute

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
on our customer acquisition and retention strategies could adversely affect our business, financial condition, and results of operations.
We must continue to attract new customers in a cost-effective manner. Potential customers may not understand the benefits of our models, platform, and applications or may be unable to justify the investment in our models, platform, and applications, particularly as existing competitors continue to enhance their offerings, improve performance, expand functionality, or reduce costs. Our ability to demonstrate differentiated value to potential customers may become more difficult as this competition intensifies, or as large technology companies bundle
AI capabilities into existing products. If we continue to focus on enterprise customers, we may face longer sales cycles that demand significant upfront investment in enterprise sales teams and customer service. These sales efforts are costly and may not result in customer conversion.
Even if we successfully attract new customers, we face significant challenges in retaining them. Many of our customer contracts allow customers to reduce usage or terminate with limited or no notice. Customers are not obligated to renew their subscriptions or contracts with us. Customer retention and usage levels may decline due to a number of factors, including:
•dissatisfaction with the performance, reliability, safety, or accuracy of our AI models;
•availability of competitive alternatives;
•customers developing their own AI capabilities internally;
•our models, platform, and applications reducing demand for our customers’ offerings or causing disruptions to their businesses, which could lead to reduced usage or customer attrition;
•changes in customer budgets or strategic priorities regarding AI investment;
•concerns about data privacy, security, or our data handling practices;
•negative publicity regarding AI generally or our business specifically;
•changes in the regulatory and legal landscape surrounding AI and our models, platform, and applications in particular;
•pricing changes or perception that our pricing is not competitive; and
•general economic conditions or industry-specific downturns affecting our customers.
Our ability to retain customers and drive expansion also depends on our continued investment in product development. The process of developing products and incorporating new technologies is complex and uncertain, and if we fail to accurately predict customers’ changing needs and emerging technological trends and opportunities, we may not be able to compete effectively and our business and ability to generate revenue could be adversely affected. As AI technology evolves rapidly, customers may perceive our models, platform, and applications as becoming outdated or may expect continuous improvements to model performance and capabilities. Even minor degradations in model performance or increases in response latency could cause customers to reduce usage or switch to competitors. If we are unable to retain existing customers or if our customers do not maintain their usage levels, our revenue and growth could be adversely affected. For additional discussion on product development, see the section titled “—Our success depends in large part on our ability to continue to develop the most advanced and capable AI models, and any failure to do so could adversely affect our business.”
Some of our enterprise customers may have the financial resources, technical capabilities, and access to the talent and compute necessary to develop and deploy proprietary AI models, and may reduce or cease usage of our models, platform, and applications as their internal AI capabilities mature, even where they initially adopted our offerings as a foundation for their AI strategy. If these customers were to reduce or cease usage of our models, platform, and applications, our revenue and growth could be adversely affected.
In addition to retaining customers, our growth strategy depends in part on expanding usage within our existing customer base by increasing usage volumes, selling additional capabilities, and expanding adoption across

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
departments and use cases within customer organizations. However, customers may not expand their usage for a variety of reasons, including satisfaction with current usage levels, budget constraints, technical challenges in integrating our models, platform, and applications more broadly within their organizations, or preference for multi-vendor AI strategies in order to limit dependence on any single provider. Due to our consumption-based pricing model, customers may reduce or cease usage at any point within a given period due to budget or internal procurement constraints, organizational spending controls, or other factors unrelated to the quality or performance of our models, platform, and applications, and may not resume usage until a new budget period commences or additional spend is approved, even where demand for our models, platform, and applications remains strong. As a result, our revenue could be lower or more variable than anticipated and this effect may be particularly pronounced among customers experiencing rapid growth in their usage of AI. If we increase sales and marketing expenditures to accelerate customer acquisition without achieving proportional revenue growth and if we cannot attract new customers, retain existing customers, expand within our customer base, or accomplish these objectives in a cost-effective manner or timely manner, our revenue growth will decline and our business, financial condition, and results of operations will be adversely affected.
If the market for our models, platform, and applications develops more slowly than we expect or declines, our growth may slow or stall, and our business, financial condition, and results of operations could be adversely affected.
The market for AI technologies, including frontier AI and related models, platforms, and applications, has grown rapidly in recent years, but is still relatively nascent and evolving rapidly, and it is uncertain whether the market for such AI technologies will achieve or sustain widespread adoption at the pace or to the extent we expect. Our ability to generate revenue and achieve sustainable growth depends in significant part on the extent to which enterprises, software developers, and other users adopt AI technologies, integrate them into existing workflows, expand usage over time, and are willing to pay for our models, platform, and applications at levels that support durable economic value at scale. Market adoption may be slower than anticipated due to factors such as uncertainty regarding the cost, performance, reliability, and perceived value of AI solutions; increased regulation; concerns about security, privacy, legal and regulatory compliance, or ethical considerations;
technological challenges; level of effort and expense associated with integration efforts; competition from alternative or emerging technologies; the availability or adoption of complementary infrastructure and workflows; or reductions in corporate spending due to macroeconomic conditions. Moreover, demand for frontier models may decline if customers determine that less advanced, lower-cost models are sufficient for their particular use cases. As AI capabilities improve across the industry and a broader range of models becomes available, customers may conclude that incremental performance gains at the frontier do not justify the additional cost, and may migrate toward smaller, cheaper, or open-source alternatives that adequately address their needs. If we are unable to demonstrate sufficient differentiated value from our frontier models relative to less capable alternatives, our revenue and growth could be adversely affected, even in a market where overall AI adoption continues to grow. Further, while AI adoption may continue or accelerate in certain areas, the long-term trajectory of this technological trend is uncertain, and market understanding, acceptance, and valuation of AI-enabled models, platforms, and applications may be inaccurate or change over time and adoption may occur unevenly across industries, geographies, and customer types. If growth in the AI market does not translate into sustained customer demand for our offerings, expanded usage, and increased revenue, or if anticipated use cases fail to materialize, our prospects, business, financial condition, and results of operations could be adversely affected.
The political environment and our engagement with policymakers and public positions on AI regulation and safety could subject us to heightened scrutiny, political backlash, or disproportionate regulatory action.
Our commitment to responsible and safe AI development includes active engagement with policymakers, regulators, and other stakeholders regarding the development of AI-related laws, regulations, and standards.
We have participated in, and will likely continue to participate in, political processes, including through contributions, advocacy, or support of political organizations. In addition, our executives and other representatives have publicly expressed and may in the future publicly express views on AI policy, regulation, safety, and related social or political issues. As a result, we have experienced, and may continue to experience, increased visibility and may continue to be subject to heightened scrutiny or the risk of being disproportionately or selectively targeted by particular governmental bodies, even where similarly situated companies are not,

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
including through investigations or enforcement actions, the imposition or selective application of regulatory, licensing, or permitting requirements, adverse treatment in government procurement or provision of security clearances, or targeted immigration or visa actions affecting our personnel. As part of our political engagement, we have advocated for, and will likely continue to advocate for, regulatory approaches or industry standards that we believe promote the safe and responsible development of AI but that could increase our compliance burdens, limit our product development or deployment flexibility, or otherwise slow our growth relative to competitors.
Our public positions, stated values, policy advocacy, or statements by our executives have attracted, and may continue to attract, criticism from influential political figures, industry participants, regulators, or other third parties, particularly in politically sensitive or polarized environments, which could shape public narratives or regulatory perceptions of our business in ways that are unfavorable to us. For example, public statements by us or other industry participants regarding the safety of frontier AI development have been cited by governmental actors to support litigation or regulatory claims, including requests for injunctive relief restricting model development, and could be cited in future proceedings involving us. Such scrutiny or backlash could result in reputational harm, increased compliance or operating costs, investigations, enforcement actions, or restrictions on our operations, any of which could adversely affect our business, financial condition, and results of operations.
If the use of our AI models results in harm, whether through use by malicious actors or misuse by other third parties, or if our model guardrails or safeguards fail to prevent such misuse, our reputation and brand, business, financial condition, and results of operations could be adversely affected.
While our AI models are designed to comply with our AI safety and usage guidelines and be broadly safe, ethical, and helpful, and while we have implemented safety measures intended to anticipate, identify, and mitigate potential harmful uses, such measures are incomplete, may be outdated in light of evolving threat models, or may fail to identify or prevent all potential misuse of our models, and our models have been, and may continue to be, misused or manipulated to produce harmful outputs or carry out harmful actions.
Malicious actors have used, and may continue to develop novel or more sophisticated methods to use, our models in ways that violate our usage policy or seek to circumvent our model guardrails or safeguards through techniques such as prompt injection, adversarial inputs, or other methods, and use our models to engage in harmful activities, including developing weapons, generating fraudulent or misleading content, conducting cyberattacks, perpetrating acts of violence, or to engage in activities that would otherwise be prohibited under our usage policy or in violation of applicable law. Our customer onboarding diligence varies by access channel, and we do not and in certain situations cannot uniformly verify the identity of those who access our models or of our customers’ end users, which may limit our ability to prevent access or recidivism by malicious actors or to enforce our usage policy or other policies.
Moreover, our safety and security controls, including automated classifiers and monitoring systems, depend on complex internal configurations that have failed, been misconfigured, or been inadvertently disabled, and may do so again in the future without our timely detection. Any undetected failure of our safety controls could permit misuse that our safeguards are designed to prevent, and could result in real world harm, legal liability, regulatory or enforcement action, loss of customer trust, and reputational harm, any of which could adversely affect our business, financial condition, and results of operations.
In particular, our most capable models have demonstrated, and future models are expected to demonstrate, capabilities that could provide meaningful assistance to malicious actors seeking to develop chemical, biological, or other dangerous weapons. We deploy technical safeguards, including automated classifiers, specifically intended to detect and block these categories of misuse, but such safeguards are incomplete, may be outdated in light of evolving threat models, have been and may in the future again be circumvented, or may fail to operate as intended. Any actual or perceived use of our models to contribute to the development of such weapons could result in harm, legal liability, regulatory or enforcement action, loss of government and enterprise relationships, and damage to our reputation and brand, any of which could adversely affect our business, financial condition, and results of operations.
For example, in September 2025, we detected and assessed with high confidence that a Chinese state-sponsored hacking group manipulated our Claude Code tool into attempting infiltration into roughly 30 global targets,

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
including large technology companies, financial institutions, chemical manufacturing companies, and government agencies, resulting in a limited number of successful intrusions. We believe this is the first documented case of a large-scale cyberattack executed without substantial human intervention. We expect that malicious actors, including sophisticated state-sponsored actors, will continue to seek to leverage our models, platform, and applications for harmful actions, including by circumventing our safeguards, and their efforts to do so may increase as the capabilities of our technology increase. Any successful attempt to misuse, or any perceived misuse of, our models, platform, and applications for a cyberattack or for any other malicious purpose could result in exposure to liability, disruption of our customer or other commercial relationships, or damage to our reputation. The risks of such harms may increase as the cybersecurity-related capabilities of our models, platform, and applications increase. Independent security researchers and other third parties have also used, and may in the future use, our models to identify and exploit vulnerabilities in the systems of other companies, including other AI developers, at times in connection with authorized bug bounty programs. While such activity may be lawful and consistent with industry practice for vulnerability research, it illustrates that our models can function as a general-purpose tool for gaining unauthorized access to third-party systems, and comparable capabilities could be used by malicious actors without authorization. Such incidents, whether or not we are a direct party to them, may draw public and regulatory attention to the offensive cybersecurity capabilities of our models and could result in reputational harm, calls for additional restrictions on our models, or claims that we failed to adequately safeguard against such uses. For example, in September 2026, media reports citing a senior Federal Trade Commission (“FTC”) official indicated that the FTC has opened an industry-wide, non-public investigation into the potential risks that increasingly autonomous AI systems pose to consumers, reportedly focused in part on an incident in which AI agents developed by another company in our industry were used to gain unauthorized access to a third-party platform, and reportedly intends to issue civil investigative demands and seek testimony from executives at several AI developers, including us. For more information regarding this investigation, see the section titled “—If we are unable to manage the risks related to our focus on and commitment to AI safety, our brand, business, financial condition, and results of operations could be adversely affected.” Additionally, state attorneys general in California and Florida have also announced investigations of another company in our industry regarding AI safety. For more information about risks related to security incidents, see the section titled “—Any security breaches or other incidents, including those that affect our networks, systems, or data, or the networks, systems, or data of our service providers, suppliers, or customers, could adversely affect our business, financial condition, and results of operations.”
As part of our commitment to responsible security research and transparency, we disclose information about the capability and safety of our models, the safeguards that we have adopted with respect to our models, and instances of misuse of our technology, such as the September 2025 cyberattack described above. We also publish model system cards, our research findings, and other safety-related information. We take steps to ensure that such disclosures will not materially assist malicious activity and weigh the benefits and risks of such disclosures from an ecosystem preparedness perspective; however, malicious actors, including sophisticated state-sponsored adversaries, have in the past and may in the future use those disclosures to assist their attempts to circumvent our safeguards and security measures, thereby increasing the risks of misuse of our models, platform, and applications, as well as the potential for exposure to liability, regulatory or litigation proceedings, or other harms. In addition, because these disclosures describe risks and observed model behaviors in detail, they may draw heightened public, media, or regulatory attention and could be cited by regulators, litigants, or others in proceedings or claims against us. The steps we take to prevent misuse of our models, platform, and applications are incomplete or may fail to operate as intended, and any actual or perceived misuse could adversely affect our business, financial condition, and results of operations.
Our AI models may behave in unintended, misaligned, or autonomous ways, including by taking harmful actions that no user or third party directed, which could adversely affect our reputation and brand, business, financial condition, and results of operations.
Our AI models may themselves cause harm by producing undesirable outputs or behaving in unintended, misaligned, or autonomous ways, including by taking unintended or harmful actions that no user or third party directed. These risks may increase as our models become more capable and are granted greater autonomy, permissions, and integration with external systems. Although we continue to study why these behaviors emerge, our understanding continues to evolve, and we may be unable to anticipate or understand such behaviors in the future.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
In addition, our models have been and may continue to be deployed in high-risk or sensitive contexts, such as healthcare, scientific and biomedical research, drug discovery and development, legal, finance, government, or other critical decision-making environments, and in connection with hardware, where undesirable model behaviors—which are inherently non-deterministic and may manifest in unpredictable ways, such as errors, inaccuracies, biased or unsolicited views or hallucinations—could lead to serious harm, liability, or reputational or other damage. More broadly, the long-term effects of regular AI interaction on mental health, cognitive development, and social behavior are not yet fully understood, and if such long-term harms do materialize in the future, we could face significant liability, reputational harm, and adverse effects on our business, financial condition, and results of operations.
Our development of more advanced AI models and our expansion into new jurisdictions could amplify the foregoing risks. As our AI models become more advanced and capable, we have faced and may continue to face heightened alignment, interpretability, controllability, and safety challenges, as more sophisticated models may be better able to circumvent safeguards or behave in unintended ways. We may be unable to fully understand or explain why our models produce particular outputs or behave in particular ways, which could limit our ability to predict or prevent failures, provide explanations to customers or regulators, or satisfy emerging transparency and explainability requirements.
In addition, our safety evaluations and testing processes have produced and may in the future produce incomplete or unreliable results. One potential cause is that models may behave differently when they detect or infer that they are being evaluated, which can limit our ability to accurately assess real-world risks or failure modes prior to deployment. Potential model awareness of our evaluation efforts creates a significant limitation on our ability to assess model safety.
Furthermore, AI models have developed, and may in the future develop, unexpected capabilities during training that were not anticipated, intended, or tested for, and such emergent capabilities may not be discovered until after a model has been deployed, potentially resulting in safety incidents, reputational harm, regulatory scrutiny, or the need to withdraw, retrain, or modify deployed models at significant expense. Such models may also be deployed in higher-stakes or more sensitive applications, increasing the potential impact of errors, misuse, or misalignment.
In addition, advanced AI models, including our models, give rise to novel ethical and safety risks, including risks related to autonomy, manipulation, and the simulation of aspects of human psychology. These risks could result in unforeseen harms and may require the development of governance structures, safeguards, or mitigation strategies beyond existing AI safety frameworks, and there is always a risk that we will be unable to develop or implement them effectively. In addition, models may exhibit unexpected strategic or self-preserving behaviors, including attempts to resist shutdown, conceal or manipulate information, or generate outputs that could be interpreted as coercive, deceptive, or manipulative, including behavior resembling blackmail or efforts to influence human decision-makers to preserve the model’s continued operation or access.
Even isolated or simulated instances of such behavior, whether occurring in testing or real-world deployments, and whether occurring with our models or models developed by others, could generate significant public concern, regulatory scrutiny, litigation risk, or reputational harm, regardless of whether such behavior results in actual harm. For example, state attorneys general in California and Florida have announced investigations of another company in our industry regarding AI safety. Concerns have been raised both within our organization and by other researchers, policymakers, and industry participants that sufficiently advanced AI systems could, if not developed, deployed, and operated with appropriate safeguards, oversight, and security measures, pose catastrophic or existential risks to humanity, particularly if such systems were misused, replicated, weaponized, or allowed to operate with a high degree of autonomy. We have observed that our models are contributing to the pace of our own research and these risks will increase as AI systems substantially automate AI research and development if, for example, they accelerate AI progress beyond our ability to evaluate and safeguard new models, which could adversely affect our business, financial condition, and results of operations.
Our development of highly advanced models, platforms, and applications and expansion of use cases could further increase the risk that our models cause harm. For example, agentic AI systems are capable of autonomously taking actions on behalf of users, interacting directly with external systems, executing code, making API calls, sending communications, or completing transactions with limited human oversight. These systems are designed to possess enterprise-level permissions, integrations, and contextual awareness and to

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
operate autonomously for extended durations, including sustained multi-step workflows lasting hours or days, which amplifies the potential severity of any errors, misalignments, or security incidents that may occur during such extended autonomous operation. These autonomous capabilities could increase the potential for harm, as errors, misalignment, or security exploits may result in real-world consequences—including consequences that may be difficult or impossible to reverse, such as committing code changes, deleting or modifying data, or completing financial transactions—before effective intervention is possible.
In an agentic workflow, an error or unintended action at any individual step may propagate through subsequent steps, compounding the severity of harm before detection or correction. The pace and volume of autonomous execution, particularly in enterprise deployments, may also exceed the capacity of human reviewers to meaningfully evaluate whether each action is appropriate. The effectiveness of human oversight over our agentic offerings may be limited by the speed and volume of autonomous agent actions, the complexity of multi-step workflows that may make it difficult for reviewers to assess whether an agent’s actions are appropriate, and organizational pressures within customer environments to maximize agent autonomy in order to achieve productivity gains. Human reviewers may experience alert fatigue, may lack sufficient context to evaluate agent decisions, or may not review agent actions in time to prevent harm, particularly in high-volume enterprise deployments where agents operate concurrently across multiple workflows. In addition, agentic systems may pursue stated objectives in ways that are technically consistent with their instructions but contrary to the user’s actual intent. Moreover, our ability to anticipate, detect, or test vulnerabilities in such systems may be constrained, particularly where agents operate across complex, multi-step workflows or interact with third-
party services outside our control, and the breadth and complexity of potential interactions across such multi-
step agent behaviors cannot be exhaustively tested prior to deployment. Separately, models may behave in a misaligned manner and take harmful actions that are not directed by a user or third party, pursuing objectives or acting on dispositions that diverge from those intended by human users or developers. Misaligned behaviors of this kind, whether occurring in testing or real-world deployments, have been observed both in our models and elsewhere in the industry, including in testing and internal use, models circumventing network and sandbox restrictions, granting themselves permissions they had not been given, taking destructive actions in pursuit of assigned goals, interfering with other AI agents, and misrepresenting whether tasks had been completed or verified, and as models are granted greater autonomy, permissions, and integration with external systems, the consequences of such misaligned behavior increase. These risks may be heightened where multiple
AI agents operate together. Agents that interact or coordinate with one another may amplify, propagate, or reinforce misaligned behavior across the group, pursue objectives collectively in ways not intended or endorsed by any user, or take coordinated actions against systems or targets unrelated to their assigned tasks, in each case, in ways that may be difficult to anticipate, detect, or contain. Incidents of this kind have occurred, and we expect the deployment and interaction of larger numbers of autonomous agents to increase these risks over time.
Our ability to detect and mitigate misaligned or unintended behavior depends in part on the effectiveness of our alignment evaluations, monitoring, and other oversight and control techniques, many of which rely on our models having a limited ability to evade or subvert such oversight. As our models become more capable, they have become better able to circumvent such techniques, including by concealing misaligned objectives or behaviors, and the effectiveness of our evaluation, monitoring, and control measures, and our ability to measure the degree to which our models are aligned, may decline as a result. In addition, models, including our own, have attempted, in incidents observed in our industry, to interfere with, manipulate, or subvert the mechanisms used to evaluate, grade, or oversee such models, including the systems responsible for assessing their performance or alignment. Models used, including our own, to assess the behavior of other models have, and may in the future continue to, engage in misaligned behavior. Such conduct described above could cause our evaluations to overstate the safety or alignment of our models and could further limit our ability to detect misalignment. If we become less able to detect or assess misalignment as our models advance, we may deploy models whose behavior we cannot adequately verify, which could increase the risk of undetected harmful conduct and misalignment, which could adversely affect our business, financial condition, and results of operations.
We are also extending our models, platform, and applications into scientific, biomedical, and physical domains.
For example, we offer Claude Science, an agentic research environment that connects our models to scientific databases, third-party and open-source scientific models, and customers’ own computing infrastructure, and we have released, initially as a limited research preview, an open protocol that enables our models to monitor

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
and control laboratory instruments, robotic systems, and other physical hardware. We also conduct research on the ability of our models to operate robotic systems. When our models direct physical equipment, errors, misaligned behavior, adversarial manipulation, or misuse could result in bodily injury, property damage, damage to costly equipment or experimental materials, or the release of hazardous substances, and such consequences may be immediate and irreversible. Safety interlocks, human-in-the-loop controls, and access restrictions we implement may prove inadequate, and because certain of these components are open source, third parties may deploy them with hardware, or in configurations, that we have not evaluated or from which our safeguards have been removed. Connecting increasingly capable models to laboratory automation may also heighten governmental and public concern regarding the potential for AI systems to accelerate the development of dangerous biological, chemical, or other materials, which could result in additional regulatory restrictions on, or scrutiny of, these offerings.
In addition, maintaining comprehensive records of the actions, decisions, and reasoning of our agentic systems across complex, multi-step workflows is technically challenging, particularly when agents interact with third-
party systems outside our control, and any inability to provide adequate audit trails could impair our ability to investigate incidents, respond to regulatory inquiries, or defend against liability claims. These risks are heightened by the fact that we use our own agentic offerings, including Claude Code, as critical tools in our internal development processes, such that any errors, vulnerabilities, or degradation in these products could directly impair our ability to develop and deploy future models and products. As we increasingly leverage
Claude to accelerate progress within Anthropic, our organization may lose visibility across certain processes in a way that may become difficult for any individual or group of humans to understand and control. Because our models write a large and growing share of our code and increasingly perform our research, including our safety research, misaligned behavior in internal use could undermine that work, introduce vulnerabilities into our systems or into the training of future models, or result in models operating outside of our intended controls.
Our monitoring does not cover all of our internal and external deployments and may not detect subtle or diffuse forms of such behavior.
Any of the foregoing model behaviors, whether in testing or in real-world deployments and whether involving our models or those of others, could result in safety incidents, reputational harm, increased regulatory scrutiny, or liability, any of which could adversely affect our business, financial condition, and results of operations.
We may be exposed to liability, litigation, and regulatory action arising from harms associated with our AI models, and our contractual protections and insurance may be insufficient, any of which could adversely affect our business, financial condition, and results of operations.
Harms associated with our AI models, whether arising from misuse by third parties, from our models’ own behavior, or from their deployment in high-risk or sensitive contexts, may expose us to liability, litigation, and regulatory action, including under theories that remain unsettled as applied to AI, and our contractual and insurance protections may prove insufficient.
Individuals at risk of suicide or self-harm or who have committed acts of violence toward others have used, and may also in the future use, our models, notwithstanding our safeguards. AI models developed by others in our industry have been and may in the future be alleged to have played a role in instances of suicide, acts of violence toward others, or serious self-harm, which have resulted and may in the future result in significant public scrutiny, litigation, criminal investigations, regulatory attention, and reputational harm.
Similar incidents involving our models have presented and could in the future present substantial risk to our reputation, expose us to legal, regulatory, and other proceedings, and adversely affect our business, financial condition, and results of operations. While our current Consumer Terms of Service requires our users to be at least 18 years of age, minors have accessed in the past, and may in the future access, the platform, and risks relating to child safety may be particularly acute, as minors may be more susceptible to harmful content, manipulation, or overreliance on AI outputs, and incidents involving children tend to draw heightened regulatory, media, and public scrutiny. State attorneys general and private plaintiffs have also begun to assert tort, product liability, consumer protection, and failure-to-warn claims against companies in our industry, alleging that AI models caused or contributed to harm and that the developer failed to adequately warn users of known risks. Regulators have obtained substantial monetary settlements and injunctive relief against other technology companies based on analogous theories of product-design or algorithmic harm, and we believe

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
similar theories are likely to continue to be tested against us and other companies in our industry as adoption of our models grows, including by minors and other vulnerable users, notwithstanding our efforts to restrict such access. The relief sought in such matters has, in at least one instance, extended beyond data-handling, disclosure, or age-verification practices to include a request to enjoin an AI company from developing new models absent independent, third-party safety review and approval, illustrating the potential breadth of remedies governmental actors may pursue against companies in our industry. Any determination that we are liable under such theories, or any judicial or regulatory expansion of tort, product liability, or consumer protection law as applied to AI models, could result in significant liability and require us to change how we design and offer our models, platform, and applications.
A substantial portion of our traffic is subject to Zero Data Retention (“ZDR”) terms under which we retain only classifier scores, not prompts or outputs. For that traffic, we cannot conduct offline analysis, cross-conversation investigation, human review, or otherwise analyze historical data to detect, investigate, and document security events or incidents, which thereby reduces our ability to detect misuse. ZDR may also prevent us from producing records for subpoenas, regulatory examinations, or incident-reporting obligations, and there is no certainty a regulator or court would excuse non-production based on a lack of available records, and such regulators or courts may construe the lack of records against us through unfavorable inferences or other sanctions. As our models become more capable, our safety framework has required and may continue to require monitoring and retention incompatible with ZDR for certain model classes. Because ZDR is a competitive expectation for enterprise customers in regulated industries and on third-party cloud platforms, these requirements have caused and could continue to cause customers to migrate to other providers or to deployments where our visibility is more limited.
In the European Union (“EU”), the United Kingdom (“UK”), and elsewhere, cybersecurity and AI-related incidents are subject to increasingly stringent reporting obligations. European regulators expect companies to provide detailed information about incidents under several laws and regulations, which we may not be able to provide within the prescribed time frame. Similarly, in the United States, companies are increasingly subject to incident reporting obligations. In addition, other jurisdictions around the world have adopted, or may adopt, similar laws and regulations with similar implications. Any of the foregoing could result in regulatory action, litigation, customer attrition, or reputational harm that adversely affects our business. For more information regarding our incident reporting obligations, see the section titled “—Any security breaches or other incidents, including those that affect our networks, systems, or data, or the networks, systems, or data of our service providers, suppliers, or customers, could adversely affect our business, financial condition, and results of operations.”
The legal frameworks governing liability for actions taken autonomously by AI systems, including our agentic products, are unsettled and could expose us to significant and unpredictable legal claims. Existing legal doctrines governing agency, product liability, and professional negligence were developed in the context of human decision-making and have not been authoritatively applied to autonomous AI systems. We believe our provision of intelligence service is considered a “service” in the context of legal frameworks addressing product liability, but courts and regulators may reach different conclusions across jurisdictions. In addition, it is unclear whether, and under what circumstances, actions taken by an AI agent could be deemed to create binding legal obligations on behalf of the user or deploying enterprise, or whether our contractual protections, including limitation of liability and indemnification provisions, will be enforceable or adequate in the context of claims arising from autonomous agent conduct. We may face claims from customers, their end users, or third parties alleging that we are liable for harm caused by our agents’ autonomous actions, even where the customer configured, deployed, or supervised the agent. The absence of settled legal standards creates significant uncertainty regarding our potential liability exposure and the adequacy of our risk mitigation measures.
Our expansion into new geographic markets further compounds these risks, as we must navigate differing cultural norms regarding AI use, comply with diverse and evolving regulatory regimes that may impose varying safety, compliance, or liability requirements, address language-specific vulnerabilities and content moderation challenges, and potentially face regulatory enforcement actions, litigation, or other liabilities in jurisdictions where we have more limited operational experience, including heightened risks of intellectual property theft, unauthorized model access, or misuse associated with operating data center infrastructure in certain non-U.S.
locations.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
If our models are involved in causing significant harm, we could be subject to legal claims, including personal injury or negligence claims, or regulatory enforcement actions or other governmental efforts, which could result in costly litigation, significant financial judgments or settlements, disruptive remediation obligations, or a challenging regulatory landscape. We have taken steps to limit our liability for such matters—for example, through warranty disclaimers and limitations of liability in our terms of service—but those contractual protections may not be upheld, or may not apply to certain claims, or may otherwise be insufficient to limit our liability exposure under applicable law. Moreover, in some cases we have contractually assumed additional liability. For example, to facilitate independent testing and evaluation of our frontier models, we have agreed to indemnify certain external evaluators and testing vendors for specified losses arising from testing activities, including security incidents, data loss, data breaches, and other harms associated with such activities. Our insurance policies also may not provide sufficient coverage to adequately mitigate the potential liabilities we face, especially where any one incident, or a group of incidents, causes disproportionate harm. In addition, with the scale of harm that could result from a catastrophic AI-related incident, no single insurer, and potentially the insurance industry in the aggregate, may have sufficient capacity or expertise to underwrite insurance commensurate with such exposure.
Further, the insurance market for AI-specific risks is nascent and evolving, and we may be unable to obtain coverage for certain AI-related liabilities on commercially reasonable terms, or at all, leaving us exposed to potentially significant uninsured losses. Harmful incidents involving our models, regardless of fault, could also severely and disproportionately damage our reputation and brand as a safety-focused AI company, leading to loss of customer trust and customer attrition, reduced demand for our models, platform, and applications, and difficulty attracting and retaining talent. In addition, because we primarily serve enterprise customers, which often have heightened expectations around safety, reliability, and compliance, any harmful incident or perceived lapse in our safety practices could have a disproportionate adverse impact on our brand, customer relationships, and revenue. Moreover, to the extent enterprises are attracted to our models, platform, and applications due to our safety-focused positioning, any erosion of that perception could impair our ability to attract and retain enterprise customers.
There can be no assurances that we will be able to predict, detect, and proactively prevent every harmful use or harmful output of our AI models, in particular as we continue to rapidly develop our models, platform, and applications, and expand our operations geographically, and any failure to do so could adversely affect our reputation and brand or result in costly legal liability. There may have been past instances of harmful use or harmful output of our models that we did not detect, and there may be future instances that we will not detect.
Any of the foregoing risks could adversely affect our business, financial condition, and results of operations.
If we are unable to manage the risks related to our focus on and commitment to AI safety, our brand, business, financial condition, and results of operations could be adversely affected.
Balancing Safety and Commercial Objectives. Our commitment to AI safety requires us to make difficult judgments that balance safety considerations against commercial objectives, competitive pressures, and stakeholder expectations. We often make judgment calls with respect to when we determine a model is safe enough to release and which capabilities to develop or restrict. For example, in April 2026, we initially released our frontier model, Mythos, as a gated research preview through Project Glasswing, available to select organizations for cybersecurity applications, rather than making it broadly available at launch due to its advanced capabilities in cyber vulnerability discovery. We expect that frontier models with similar or enhanced capability profiles, whether developed by us or by other AI labs, will continue to emerge, and that future
Anthropic models exhibiting such capabilities may be subject to access constraints. There can be no assurance, however, that the safeguards or access regimes we adopt will prove adequate, that we will correctly identify which capabilities require restriction, or that constraints we impose will not be circumvented. These judgments are particularly consequential because, as AI systems become more capable, the potential severity of harm from misaligned or misused models increases correspondingly, and a wide range of stakeholders, including researchers and policymakers, have raised concerns that sufficiently advanced AI systems could pose catastrophic or existential risks to society if not developed and deployed responsibly. Our safety-focused approach is designed in part to mitigate such risks, but there can be no assurance that our efforts will be successful or that the broader AI industry will adopt similar safeguards. In particular, as AI systems become more autonomous and capable of taking consequential actions with less human oversight, there is a risk that such systems could, whether due to misalignment with human intentions, errors in objective specification, or

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
self-preserving behaviors, take harmful actions independently and at scale without human intervention. Even if our own models do not cause such harm, a significant safety incident involving any frontier AI could trigger broad reputational damage to the AI industry, public backlash, and sweeping regulatory responses that could adversely affect our business. For example, in September 2026, media reports citing a senior FTC official indicated that the FTC has opened an industry-wide, non-public investigation into the potential risks that increasingly autonomous AI systems pose to consumers, reportedly prompted in part by an incident in which another company’s AI agents gained unauthorized access to a third-party platform, and reportedly examining conduct by us and other developers of frontier AI models. According to these reports, the FTC intends to issue civil investigative demands and may seek testimony from executives at the companies under investigation. We may receive a civil investigative demand or other formal request for information in connection with this reported investigation. The scope of any investigation of us or its outcome, and any investigation, enforcement action, or adverse finding arising from this or similar inquiries could result in significant costs, require changes to how we design, test, or deploy our models, platform, and applications, or otherwise adversely affect our business, financial condition, and results of operations. We may misjudge these trade-offs, either by being overly cautious and potentially losing market opportunities, or by being insufficiently rigorous and releasing models, platforms, or applications that cause harm. Even where human oversight mechanisms are in place, such mechanisms may prove insufficient in practice if the volume, speed, or complexity of autonomous agent actions exceeds the capacity of human reviewers to meaningfully evaluate and intervene, and any perceived failure of our oversight mechanisms could expose us to regulatory enforcement, liability claims, and reputational harm. For more information, see the section titled “—If the use of our AI models results in harm, whether through use by malicious actors or misuse by other third parties, or if our model guardrails or safeguards fail to prevent such misuse, our reputation and brand, business, financial condition, and results of operations could be adversely affected.”
Moreover, governmental authorities have restricted, and may in the future further restrict, the availability of our models, including based on their assessment of the capabilities or safeguards of our models, independent of our own safety-based access decisions. For example, in June 2026, the U.S. Department of Commerce imposed worldwide export restrictions on our Fable 5 and Mythos 5 models, which we disabled for all customers until those restrictions were lifted. For more information, see the section titled “—Governmental trade controls, including export and import controls, sanctions, customs requirements, and related regimes, could subject us to liability or loss of contracting privileges or limit our ability to compete in certain markets.”
Internal Governance and Decision-Making.
To institutionalize our safety commitments and ensure we are managed in a manner that responsibly balances our tripartite goals as a PBC, we have established the LTBT, which through a special class of common stock, the
Class T common stock, generally has the authority to elect and remove the Class T directors, who together will constitute a majority of the authorized members of our board of directors. In addition to the LTBT and our structure as a PBC, we have established a Constitutional AI training process and adopted and continued to update safety policies, such as our Responsible Scaling Policy. We also solicit and seriously consider input from a wide range of stakeholders and constituents, including our stockholders, employees, customers, the LTBT, industry leaders and experts, and AI safety organizations. Such practices and processes have previously resulted in, and may in the future result in, slower decision-making and product releases. We may also face potential conflicts when safety and business interests diverge. If we do not successfully manage these risks related to our
AI safety processes and practices, or if there is a perception that we have not successfully managed such risks, we may face reputational harm, internal conflicts resulting in a deterioration of our company culture, slower or inferior product releases, or litigation. For more information, see the section titled “—Risks Related to our
Governance Structure.”
We have implemented an embedded-evaluator program and engage researchers, adversarial testers, and other third parties to support aspects of our safety, security, and model-evaluation efforts. Certain of these arrangements are novel and may require us to provide such parties with access to internal information, systems, personnel, or models, which could increase the risk of disclosure of confidential, proprietary, or other sensitive information. In addition, findings, assessments, or public statements by such third parties may differ from our views and could adversely affect customer trust, regulatory perceptions, or our reputation.
Heightened Reputational Vulnerability. As we have publicly positioned ourselves as a safety-focused organization, we face heightened vulnerability to reputational harm from any perceived inconsistency between

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
our stated values and actual practices. We are held to higher standards than certain competitors that have not made similar public commitments, and any incidents impacting our perception as a safety-focused organization could result in:
•Employee Disruption. Employees who joined our company based on our safety commitments may experience a decline in morale, disillusionment, a loss of trust in leadership, or reduced productivity if they perceive we are not living up to our stated values. Public disagreements regarding our safety approach, including criticism from current or former employees, or the departure of personnel associated with our safety efforts, could amplify such perceptions. Such negative perceptions could also impair our ability to recruit and hire new talent to the organization. Any erosion of our safety-focused reputation could also make it more difficult or costly to attract and retain highly skilled employees, including by increasing compensation or other hiring costs. These dynamics could lead to increased turnover, loss of institutional knowledge, and reduced effectiveness of our teams, which could in turn cause disruption to ongoing development and safety initiatives and impair our ability to remain at the frontier of AI model development.
•Customer Backlash. Customers and enterprise partners who choose to deploy our models, platform, and applications based on our safety positioning may lose trust in us, terminate or decline to renew their contracts, demand refunds, publicly criticize our company, or switch to our competitors, which could result in harm to our reputation, revenue loss, and reduced market share. These risks may be heightened with respect to programs in which we make models available only to a limited group of vetted organizations, such as Project Glasswing. Organizations not selected for, or removed from, such programs may perceive our access decisions as arbitrary, exclusionary, or anticompetitive, which could result in reputational harm, loss of customer or partner relationships, regulatory complaints, or litigation, including claims under antitrust or unfair competition laws. Conversely, participants in such programs may publicly criticize us or terminate their participation if program terms, eligibility criteria, transition arrangements to successor models, or capability levels do not meet their expectations.
•Regulatory Scrutiny. Regulators may subject us to heightened oversight, investigations, enforcement actions, or new or more burdensome compliance requirements based on the capabilities of our models, platform, and applications or perceived failures to meet our own stated standards, which could increase our operational costs and limit our ability to deploy our models, platform, and applications.
•Damaging Media Coverage. Negative press coverage could amplify concerns about our safety practices, reach broader audiences, including potential customers and investors, create lasting reputational damage through viral social media discussion, and make future incidents subject to heightened scrutiny, which could further exacerbate the adverse effects of any perceived failures to meet our stated standards.
•Litigation. We may face lawsuits from stockholders alleging misrepresentation, from customers claiming breach of contractual or implied commitments, or from other parties alleging harm resulting from the gap between our stated values and actual practices, leading to legal costs, settlements, judgments, injunctions, or other liabilities and remedies.
Any safety-related controversy or incident, whether actual or perceived, and regardless of fault or frequency, could prove significantly damaging to our business. In addition, we have engaged with governments in Canada, the EU, the UK, the United States, and other jurisdictions in connection with Project Glasswing and related frontier-capability programs, and we have positioned such programs, in part, to help provide the foundation for broader industry coordination on the responsible release of frontier models with cybersecurity and other advanced capabilities. The commercial viability of these and similar future programs may depend on sustained governmental and industry coalition support. If such coalitions fail to materialize, are perceived as exclusionary or anticompetitive, are rolled back, or result in mandates we cannot readily satisfy (including with respect to access, localization, monitoring, or reporting), our ability to commercialize models with Mythos-class capabilities, and the reputational benefits we derive from safety-focused positioning, could be materially impaired. For more information, see the section titled “—If we are unable to maintain and enhance our brand and reputation, our business, financial condition, and results of operations may be adversely affected.”

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
We voluntarily publicly disclose information regarding AI safety challenges, research findings, and limitations of our models and systems, that exceeds standard industry practice and regulatory requirements. While our intent with these voluntary disclosures is to advance the safe development of AI and build public trust, these disclosures create several risks. The AI safety landscape is nascent and evolving rapidly, and our understanding of and perspective on appropriate safety practices, risk tradeoffs, and deployment contexts may change over time as technologies, use cases, and regulatory expectations develop. As a result, statements we make today may later prove incomplete, require modification, or be interpreted differently in light of subsequent developments. To the extent we adhere to prior public statements or frameworks, we may also limit our operational flexibility, product development, or deployment decisions, even where evolving circumstances would otherwise warrant a different approach. Our public statements about AI risks, safety challenges, areas of uncertainty, or potential societal impacts, including statements regarding job displacement or economic disruption, may be used against us in litigation, regulatory proceedings, or public controversies, particularly if our future actions or statements are viewed as inconsistent with our prior statements and commitments.
Regulators have and could continue to use our disclosures as the basis for heightened scrutiny or more stringent requirements applicable to us compared to less transparent competitors. Additionally, our disclosures have provided, and may in the future provide, competitors with insights into our proprietary training and other sensitive processes, research priorities, and strategic concerns, without reciprocal transparency, which may be potentially competitively disadvantageous to us. If we are unable to effectively manage the foregoing risks, our brand, reputation, and ability to compete could be adversely affected.
Resource Allocation and Scaling. Safety-focused development is resource-intensive. We must allocate limited resources, capital, and talent between safety-focused workloads and other initiatives, often without clear returns on our safety-focused investments. For example, our investments in interpretability research and techniques designed to ensure our models’ behavior remains consistent with intended goals, values, and safety objectives may not yield actual or perceived commercial returns. Additionally, as we develop our models, platform, and applications, safety testing may become more expensive and resource intensive. Limited-access programs such as Project Glasswing may also require us to design, operate, and continually maintain bespoke vetting, contracting, monitoring, and offboarding processes that differ materially from our standard commercial release processes, including coordination among participating organizations, transition planning to successor models, and enhanced internal controls commensurate with the heightened sensitivity of the underlying capabilities. These activities impose ongoing operational, legal, and security costs that may recur as future frontier models with similar capability profiles are released. If we fail to successfully manage resource allocation or develop more efficient methods with respect to our safety initiatives, our safety outcomes, business, financial condition, and results of operations could be adversely affected.
As our product portfolio and employee and customer base expand globally, applying safety principles consistently across our rapidly expanding organization, models, platform, applications, use cases, and jurisdictions and regulatory regimes has become increasingly challenging. For more information, see the section titled “—To continue to grow our business, we will need to continue to expand internationally, and our
non-U.S. operations and sales to customers outside of the United States expose us to risks inherent in international expansion, sales, and operations.”
If we are unable to successfully manage the foregoing risks related to our focus and commitment to AI safety, our business, financial condition, and results of operations could be adversely affected.
If we are unable to maintain and enhance our brand and reputation, our business, financial condition, and results of operations may be adversely affected.
We believe that maintaining and enhancing our brand identity and reputation is critical to our relationships with, and to our ability to attract and retain, customers, partners, and employees. Our brand and reputation are influenced not only by our actions, but also by the actions of our partners, our customers, and other third parties with whom we do business, and by broader public perceptions of the AI industry, and we may be grouped with other industry participants and judged similarly, regardless of differences in our approach or conduct. The successful promotion of our brand depends on a number of factors, including our ability to continue to develop and deliver reliable, high-quality, and responsible models, platforms, and applications that meet the needs of our customers; our sales and marketing efforts, including our effectiveness at developing a strong brand name and positive presence within the AI industry through participation in industry events and key media coverage; the perceptions and experiences of both our enterprise and individual customers,

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
including through testimonials, use cases, and word-of-mouth; our ability to maintain security and reliability of our models, platform, and applications; the actions of our management; and our ability to differentiate our models, platform, and applications from those of our competitors, including through product design choices, safeguards, business models, and policies, including our approach to monetization strategies that differ from those of certain competitors. In addition, our brand is subject to heightened scrutiny with respect to perceived societal, environmental, labor, health, and safety-related impacts of AI technologies, and a single perceived failure could result in outsized reputational harm. For example, as AI systems become more capable or prevalent, public perception that our models, platform, and applications contribute to job displacement or economic disruption could generate significant negative media coverage, customer or employee backlash, or organized opposition, regardless of the actual impact of our models, platform, and applications on employment.
Our ability to maintain and enhance our brand and reputation also depends on the effectiveness and scalability of our internal communications and reputation-management capabilities, including our ability to support global operations, and limitations in these areas could adversely affect our brand as we grow. Our crisis response and reputation-management capabilities may be limited or underdeveloped, particularly as we scale, which could impair our ability to respond effectively to adverse events and mitigate reputational harm.
The promotion of our brand requires us to make substantial expenditures, which we anticipate will increase as our market becomes more competitive. We have in the past, and may in the future, face challenges in building broader brand awareness and may fall behind competitors with more established or widely recognized brands.
Our brand promotion activities may not be successful or generate the awareness or increased revenue we expect, and even if they do, any increase in revenue may not offset the significant expenses we incur in the efforts to build our brand.
If we do not successfully maintain and enhance our brand, our business may not grow, we may have reduced pricing power relative to competitors, we could lose customers or fail to attract potential customers or we could fail to hire and retain employees, all of which could adversely affect our business, financial condition, and results of operations.
We derive substantially all of our revenue from a limited number of products and applications, and our failure to maintain and expand our product portfolio could adversely affect our business, financial condition, and results of operations.
We currently derive substantially all of our revenue from a limited number of products and applications, primarily our Claude models and portfolio of applications that sit on top of the Claude Platform. This dependence on a narrower set of offerings subjects us to various risks that could adversely affect our business, financial condition, and results of operations.
Our concentration in a limited number of products and applications, as well as our focused development strategy within specific areas of the broader AI landscape, reduces our ability to mitigate business risks through diversification. While this focused approach may enable us to allocate resources efficiently and compete effectively in our prioritized areas, it also creates the risk that significant market opportunities or the largest addressable markets may emerge in areas outside our current strategic focus. Many of our competitors offer diverse product portfolios across multiple business lines or pursue broader development across AI modalities, enabling them to offset weaknesses in a particular area. In contrast, any decline in demand for our core offerings, whether due to competition, technological changes, pricing pressure, changes in customer demand, or other factors, would have a direct and disproportionate impact on our revenue and ability to achieve and sustain profitability. Our concentration also reflects a strategy that prioritizes model capability as a principal source of differentiation and relies substantially on organic adoption rather than a large direct sales organization. The risks of that strategy, including the risks that differentiation among advanced models narrows, that customers select providers based on factors other than capability, or that competitors capture the individual users from whom our enterprise adoption often originates, are described in the sections titled “—We face intense competition, and if we are unable to compete effectively, our business, financial condition, and results of operations could be adversely affected” and “—We have a limited history under our current go-to-
market strategy, and our efforts to scale and evolve our customer acquisition, engagement, and retention model may not be successful.”
The AI industry is rapidly evolving, and it is difficult to predict which modalities or applications will capture the most durable commercial value or how the competitive landscape will shift. If the market for AI models,

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
platforms, and applications develops in ways that do not align with our chosen areas of focus, or if competitors are better positioned to address the areas where the market opportunity ultimately proves largest, our ability to sustain revenue growth and compete effectively could be adversely affected. If we experience a decline in demand for our core offerings, we may not be able to successfully expand our product and application portfolio, and even if we do, our new products and applications may not achieve market acceptance or generate sufficient revenue to offset any decline in our existing business. Further, technical issues, security incidents, regulatory restrictions, or reputational harm affecting our models, platform, and applications could have an immediate and disproportionate impact on our business due to our product concentration where alternative revenue streams may not be available to offset such impact.
The market for AI models, platforms, and applications is evolving quickly, and customer requirements and expectations are changing rapidly. Customers may increasingly demand specialized solutions or specialized integration and tooling that we do not currently offer and may not plan to offer, or may seek AI solutions embedded more deeply into enterprise workflows. Enterprises may prefer to develop their own AI capabilities internally or choose competitors that offer more comprehensive product suites. Moreover, because substantially all of our models and applications are built on top of our frontier models, any defect, vulnerability, safety issue, or performance degradation in an underlying frontier model could simultaneously affect multiple products and applications and customer deployments, amplifying the impact of any such issue across our business. If we fail to anticipate or respond effectively to these evolving customer needs, we may lose customers to competitors or fail to acquire new customers.
In addition, we currently compete, and may increasingly compete, with some of our own customers. As we expand our product portfolio or introduce new capabilities, our offerings may overlap with or directly compete with the models, platforms, and applications that our customers provide. This risk is particularly acute with software-as-a-service and other software companies, whose offerings may incorporate AI functionality similar to, or dependent on, the capabilities we provide. These customers may view our product expansion as a competitive threat to their business models and may reduce their purchases from us, limit their adoption of new offerings, terminate their relationships with us, seek alternative providers, restrict our access to the compute we obtain from them, initiate intellectual property or other litigation against us, or accelerate efforts to develop competing solutions internally in order to avoid relying on a direct competitor. This dynamic could result in customer attrition, reduced expansion within our existing customer base, pricing pressure, or reputational challenges, any of which could adversely affect our revenue growth and business prospects.
Expanding our product portfolio requires substantial time and investment. We must make significant investments in research and development, compute infrastructure, engineering talent, sales and marketing, and go-to-market capabilities to develop new models, platforms, and applications and enable continued adoption.
We may seek to expand into new products and markets, including areas outside of our current core competencies or where we have limited experience, and we may not successfully develop, commercialize, or support such offerings. Development timelines for AI models, platforms, and applications are uncertain, and new capabilities, even when continuously improved and released into our models, platform, and applications, may take significant time to achieve commercial scale. We may invest significant resources in products or services that fail to gain market traction, experience technical difficulties, face unexpected competition, lead to unexpected harm or societal impacts that do not align with our values, or generate insufficient returns to justify the investment. Additionally, we face other constraints on our ability to expand our offerings, including the ability to hire, retain, and motivate qualified AI researchers, engineers, and technical personnel; the capital intensity of developing and operating AI models, platforms, and applications which require substantial compute and infrastructure investment; and our limited portfolio may make it difficult to provide the comprehensive, integrated solutions that customers may expect.
If we are unable to successfully expand our product and service portfolio, if we fail to compete effectively with our current offerings, or if customer preferences shift away from our models, platform, and applications, our business, financial condition, and results of operations could be adversely affected.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
A substantial portion of our revenue and accounts receivable is driven by a limited number of customers and distribution channels, and the loss of, or a significant reduction in, spend from one or more of our top customers or disruption through those channels could adversely affect our prospects, business, and financial condition.
A substantial portion of our revenue is driven by a limited number of customers. We recognized an aggregate of approximately 20% of our revenue from our top two customers for the six months ended June 30, 2026. Many of our top customers are not subject to long-term contracts with us or have contracts with near term expiration dates and are able to reduce or in some cases cease spending at any time and for any reason. Further, we have agreements with certain large customers which provide flexibility around financial commitments, termination rights, indemnification, and security obligations. Our top customers may vary spend levels period to period, and there can be no assurances that our large customers will continue to spend at levels similar to prior periods.
We anticipate that we will continue to derive a significant portion of our revenue from a limited number of customers for the foreseeable future, and in some cases, the portion of our revenue attributable to certain customers may increase in the future. The composition of our customer base, including our top customers, may fluctuate from period to period given that our customer composition has evolved and is expected to continue to evolve significantly as our business continues to evolve and scale and as the use cases for AI continue to develop.
In addition, a significant portion of our revenue and accounts receivable is associated with transactions conducted with a limited number of CSPs that act as distribution and billing channels for our models. During the years ended December 31, 2023, 2024, and 2025 and the six months ended June 30, 2026, revenue generated from sales to customers through CSP marketplaces represented approximately 11%, 32%, 47%, and
48%, respectively, of total revenue. As of December 31, 2024 and 2025 and June 30, 2026, net accounts receivable from sales through CSP marketplaces to customers represented 42%, 60%, and 58%, respectively, of our net accounts receivable. These platforms bill end customers, collect payments on our behalf, and remit such amounts to us, net of applicable platform and other fees. Any change to, or termination of, one of our significant distribution relationships could adversely affect our business by disrupting customer access to our models, reducing usage, or increasing customer acquisition, onboarding, and migration costs. In these third-party arrangements, we generally maintain separate contractual arrangements with end customers governing access to, and pricing for, our models, independent of the applicable platform, and changes in, or termination of, a particular distribution relationship would not independently eliminate those contractual relationships.
However, customers may be unwilling or unable to transition to alternative access points on commercially acceptable terms or timelines, or at all, following a disruption, which could result in revenue loss, increased costs, or adverse impacts to our growth, margins, and results of operations. In addition, any delay, dispute, or operational issue affecting a platform’s collection or remittance of customer payments could adversely affect our cash flows and working capital.
We may not be able to maintain or increase revenue from our top customers for a variety of reasons, including but not limited to the following:
•customers may develop their own solutions that compete with our models, platform, and applications;
•some of our customers may redesign their systems to require fewer of our services with limited notice to us and may choose not to renew or increase their purchases of our models, platform, and applications;
•changes to our models, platform, and applications may not align with the needs or expectations of our customers and such changes may reduce customer trust in us;
•our customers may have pre-existing or concurrent relationships with, or may be, current or potential competitors that may affect such customers’ decisions to purchase our models, platform, and applications;
•our customers and partners that heavily rely on our offerings may want to reduce such levels of reliance, seek out competing offerings, or transition to other providers altogether; and

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
•our customers, particularly early-stage and high-growth companies, may depend on venture capital or other external financing to fund their operations, and may reduce or cease spending with us if such funding is delayed, reduced, or unavailable or if their access to capital becomes more costly.
Any adverse change in demand from our largest customers, in their ability or willingness to perform under their contracts with us, in applicable laws or regulations, or in our broader strategic relationships with such customers could adversely affect our business and prospects. As a result, a significant reduction in spending by, or the loss of, one or more of our largest customers, if not offset by new customer relationships or increased business from our other existing customers, could adversely affect our business, financial condition, and results of operations. For additional risks related to our reliance on enterprise customers and government customers, including longer sales cycles, complex procurement processes, heightened contractual, compliance, and security requirements, and budgetary and policy constraints, see the sections titled “—Sales to enterprise customers involve complexities and risks that could adversely affect our business, financial condition, and results of operations” and “—Our sales to government entities and highly regulated organizations are subject to challenges and risks.”
We have incurred significant indebtedness in order to operate and grow our business, including to fund our substantial compute commitments, and our ability to service this indebtedness may be constrained by our cash flows and liquidity.
In order to operate and grow our business, including to fund our substantial compute commitments, we have incurred a substantial amount of debt, which requires significant interest and principal payments. As of June
30, 2026, our total indebtedness was $6.2 billion, reflecting the aggregate principal amount outstanding under the convertible promissory notes issued to Amazon (through Amazon Web Services, Inc.) pursuant to the
Convertible Note Purchase Agreement, dated as of September 19, 2023, by and between us and Amazon (the
“Amazon 2023 NPA”) and the New Convertible Note Purchase Agreement, dated as of November 22, 2024, by and between us and Amazon (the “Amazon 2024 NPA”) (all such notes issued thereunder, collectively, the
“Amazon Notes”). We may also incur additional indebtedness to meet our future financing needs. We have guaranteed the obligations of certain of our subsidiaries that are party to AI infrastructure arrangements, as well as pursuant to agreements we entered into in connection with an equipment lease with a third-party partner, Broadcom Inc. (“Broadcom”) in March 2026 to procure specialized AI accelerators and associated components (under which Broadcom intends to assign to a designated financial partner) (the “2026 Lease
Arrangement”). In addition, we have the ability to issue, if needed, up to $42.0 billion in aggregate principal amount of convertible promissory notes to Broadcom or, subject to our consent (not to be unreasonably withheld), a designated financial partner pursuant to a note purchase agreement that we entered into with
Broadcom in March 2026 (the “Infrastructure Partner 2026 NPA”) to finance obligations under the 2026 Lease
Arrangement. We may be required to use a substantial portion of our cash flows from operations to pay interest, principal, or other required payments on our indebtedness.
The delivery of shares of our Class N common stock upon conversion of our outstanding convertible promissory notes could result in dilution to our existing stockholders. Following this offering, assuming the conversion of
our outstanding convertible promissory notes into an aggregate of            shares of our Class N common stock,
based upon the aggregate principal and accrued and unpaid interest on such notes as of June 30, 2026, and an
assumed initial public offering price of $           per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), holders of our outstanding convertible promissory notes
would collectively hold in the aggregate approximately           % of our Class N common stock, which represents
          % of our total outstanding common stock following this offering. Pursuant to the terms of the Amazon
Notes, to the extent that the full amount of such notes cannot convert into shares of our Class N common stock in connection with this offering as a result of the ownership cap applicable to the Amazon Notes, which may be waived at Amazon’s election, the remaining balance of such notes will automatically convert, subject to
Amazon’s ownership cap, into shares of our Class N common stock at the applicable conversion price at the end of each fiscal quarter following this offering or, if such remaining balance of such notes does not convert before the applicable maturity date because of the applicable ownership cap, such balance will be repaid in cash at such maturity date. For more information about our convertible promissory notes, see the section titled
“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and
Capital Resources—Convertible Notes.”

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Our ability to make scheduled payments in respect of, to pay interest on, or to refinance our indebtedness, including the A&R Credit Agreement and our outstanding convertible promissory notes, depends on our future performance, which is subject to economic, financial, competitive, and other factors beyond our control. Such payments will reduce the funds available to us for working capital, capital expenditures, and other corporate purposes and may limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans, and other investments. Our business may not be able to generate cash flows from operations in the future that are sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flows, we may be required to adopt one or more alternatives, such as selling assets or obtaining additional debt financing or equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations and adversely affect our financial condition. Further, the terms of the A&R Credit Agreement and the Infrastructure Partner 2026 NPA include a number of covenants that limit our ability and our subsidiaries’ ability to, among other things, incur additional indebtedness, create liens, make asset sales or investments, engage in mergers or other fundamental changes, pay dividends or distributions, repurchase or redeem equity interests, and enter into transactions with affiliates. The terms of the
A&R Credit Agreement may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs. For more information, see the sections titled “—We may require additional capital to meet our substantial ongoing obligations and support our business growth, and our ability to generate sufficient revenue and secure additional capital on acceptable terms is critical to our continued
operations and competitive position” and “—If the market for our models, platform, and applications develops more slowly than we expect or declines, our growth may slow or stall, and our business, financial condition, and results of operations could be adversely affected.”
We are also subject to variable interest rate risk because the interest rate under the A&R Credit Agreement varies based on a margin over an indexed rate or an adjusted base rate. If interest rates associated with our floating rate debt increase, our debt service obligations in connection with the A&R Credit Agreement would increase even though the amount borrowed remained the same, and our available cash would correspondingly decrease. Our substantial amount of debt, combined with variable interest rates, could limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate, including limiting our future investments or our ability to enter into acquisitions and strategic partnerships, and obtain financing for such transactions.
In addition, our indebtedness, combined with our other financial obligations and contractual commitments, could have other important consequences. For example, they could:
•make us more vulnerable to adverse changes in general U.S. and non-U.S. economic, industry, and competitive conditions and adverse changes in government regulation;
•limit our flexibility in planning for, or reacting to, changes in our business and our industry;
•place us at a disadvantage compared to our competitors that have less or fixed rate indebtedness;
•limit our ability to borrow additional amounts to fund acquisitions, for working capital, and for other general corporate purposes; and
•make an acquisition of our company less attractive or more difficult.
Any of these factors could adversely affect our business, financial condition, and results of operations. In addition, if we incur additional indebtedness, the risks related to our business and our ability to service or repay our indebtedness would increase.
A failure by us to comply with the covenants, including those tied, in part, to operational and performance-
based metrics, or payment obligations under the A&R Credit Agreement or our outstanding convertible promissory notes, as applicable, whether as a result of financial constraints, operational challenges, inexperience managing complex infrastructure and large-scale capital commitments, or otherwise, could result in an event of default under these instruments. Upon an event of default under the A&R Credit Agreement, the lenders would have the right to accelerate all amounts outstanding and exercise other remedies available to

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
them, including enforcing their rights against the collateral securing the A&R Credit Agreement. An event of default under our outstanding convertible promissory notes would similarly give the noteholders the right to declare all amounts outstanding under our outstanding convertible promissory notes immediately due and payable. If the indebtedness under the A&R Credit Agreement and/or outstanding convertible promissory notes were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance such indebtedness or sell sufficient assets to repay such indebtedness, which could adversely affect our business, cash flows, financial condition, and results of operations. Even if we were able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us.
We may not have the ability to raise the funds necessary to repay the principal and accrued interest of our outstanding convertible promissory notes or the A&R Credit Agreement in cash when required by the terms of the notes or the A&R Credit Agreement, as applicable, or at their maturity.
In connection with the completion of this offering, the Amazon Notes will convert into Class N common stock, subject, in each case, to an ownership cap as set forth in the Amazon Notes, which may be waived at Amazon’s election. In the event that any of the notes comprising the Amazon Notes cannot be fully converted without exceeding the ownership cap applicable to such notes, the balance of any such notes will remain outstanding and will automatically convert, subject to Amazon’s ownership cap, into shares of our Class N common stock at the applicable conversion price at the end of each fiscal quarter following the completion of this offering. To the extent any of our convertible promissory notes remain outstanding, or if we issue any additional convertible promissory notes following the completion of this offering, we will be required to repay such note in cash at its maturity, unless earlier converted or repaid pursuant to the terms of such note. In addition, we will be required to repay in full all amounts outstanding under the A&R Credit Agreement upon its maturity. However, we may not have enough available cash on hand or be able to obtain financing at the time we are required to make any repayments on outstanding convertible promissory notes or under the A&R Credit Agreement.
Our failure to repay any outstanding convertible promissory notes or amounts outstanding under the A&R
Credit Agreement, as applicable, at a time when the repayment is required, or to pay cash upon any conversion of outstanding convertible promissory notes, as applicable, as required pursuant to the terms of each note or the applicable NPA, would constitute a default thereunder. A default under an outstanding convertible promissory note and/or the applicable NPA as well as the A&R Credit Agreement could also lead to a default under agreements governing our existing and future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such indebtedness and repay the amounts outstanding under the A&R Credit Agreement or outstanding convertible promissory notes at the applicable maturity, or when repayment is otherwise required pursuant to the terms of the note.
Our pricing structures for our models, platform, and applications change from time to time, which could adversely affect our business, financial condition, and results of operations.
We have in the past changed, and we expect that in the future we may change, our pricing models, including as a result of competition, macroeconomic conditions, compliance with increased regulatory hurdles, the maturation of the market for AI models, platforms, and applications, or changes in how our models, platform, and applications are broadly consumed. As a result, we may be required to reduce our prices, offer shorter contract durations or offer alternative pricing models, such as outcome or task-based pricing, any of which could adversely affect our business. In addition, our agentic offerings are structurally more compute-intensive than our non-agentic offerings. If we are unable to implement pricing models that adequately reflect the higher compute intensity of these agentic workloads, or if competitive dynamics constrain our ability to price these products at levels sufficient to cover their costs, our compute efficiency could deteriorate as agentic usage grows, which could adversely affect our ability to achieve or sustain profitability.
Additionally, as we continue to target selling our models, platform, and applications to our enterprise customers, these customers may demand different pricing structures, price concessions, or additional functionality at the same price levels. If we are unable to modify or develop effective pricing models and strategies that are attractive to existing and prospective customers, our business, financial condition, and results of operations may be adversely affected.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
If we are unable to attract, retain, or motivate highly skilled personnel, we may not be able to grow or operate effectively.
Our performance and ability to grow our business depend on the talents and efforts of highly skilled individuals, and our future success depends on our continuing ability to identify, hire, develop, motivate, and retain highly skilled personnel for all areas of our organization. Our business is particularly dependent on a limited pool of researchers, engineers, and technical personnel with specialized experience in designing, training, deploying, and operating frontier models and the underlying infrastructure that supports them. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications at the pace that our operations require. Competition in our industry relating to hiring and retaining employees with appropriate qualifications and on competitive economic terms is exceptionally intense and has escalated significantly in recent periods, especially in the San
Francisco Bay Area, where our headquarters is located and where we have a substantial presence and need for highly skilled personnel. A small number of well-capitalized AI labs, large technology companies, and new market entrants compete aggressively for a relatively fixed supply of individuals with the requisite expertise.
Certain of our competitors have directly solicited, and continue to directly solicit, our employees. Our former employees are also generally able to join or found competing companies immediately following their departure, and, subject to their confidentiality and other legal obligations, use the general skills, know-how, and experience they developed while employed by us. In addition, we have in the past, and may in the future, be subject to claims or disputes relating to the solicitation or hiring of employees, including allegations that such hires violated non-compete, non-solicitation, intellectual property, confidentiality, or other employment-
related obligations.
As our company continues to grow and our industry evolves, the incentives to attract, retain, and motivate employees provided by our cash and equity awards or by future arrangements may not be as effective as in the past. Many of the companies with which we compete for highly qualified personnel have greater resources than we have and may be willing to offer more attractive compensation packages. We may need to invest significant amounts of cash and equity to attract and retain employees, resulting in substantial additional share-based compensation expense and dilution to the ownership of our existing stockholders, and we may never realize returns on these investments that are commensurate with the level of our expenditures. If the perceived value of our compensatory package declines or is subject to significant value fluctuations, it may adversely affect our ability to attract and retain highly skilled employees. In addition, we have a number of current employees, including our co-founders, who hold equity in our company or whose equity awards are or will become substantially vested upon the completion of this offering. This may be particularly true for certain of our longer-
tenured and early employees, whose equity holdings may represent a significant portion of their personal wealth. As a result, it may be difficult for us to continue to retain and motivate these employees, and the value of their holdings could affect their decisions about whether or not they continue to work for us.
Historically, our ability to successfully attract, retain, and motivate our personnel has in large part been due to our company culture and commitment to safety and responsible scaling and development. If we are unable to maintain our culture, if we make decisions as a company that our employees do not believe align with our values, or if events take place, regardless of fault, that call into question whether we have operated in accordance with our values, our ability to attract, retain, and motivate our personnel may be adversely affected.
Rapid growth has also created workforce-planning and execution challenges, including limitations in our ability to accurately forecast headcount needs, periods of accelerated hiring followed by corrective actions that may disrupt operations or reduce morale, and increased reliance on managers operating at greater scale than in their prior experience, which introduces additional operational, legal, reputational, and execution risk as the organization continues to expand. If we move into new geographies, we will need to attract and recruit skilled personnel in those geographic areas, but it may be challenging for us to compete with traditional local employers in these regions for talent. If we fail to attract new personnel or fail to retain and motivate our current personnel who are capable of meeting our growing technical, operational, and managerial requirements, our business may be adversely affected.
In addition, heightened public attention on AI has increased physical and informational security risks, and we have experienced threats to employee safety and attempts to obtain confidential information through physical or digital means, which, despite the security measures we have implemented at certain facilities, may be exacerbated by our global and flexible working arrangements and could adversely affect employee morale,

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
productivity, and our ability to attract, retain, and motivate highly skilled personnel. Addressing these risks also requires us to attract and retain additional specialized security personnel, and difficulties in recruiting qualified security engineers could further exacerbate these challenges.
Further, changes to immigration policies that restrain the flow of professional and technical talent, including but not limited to U.S. immigration policies, may inhibit our ability to recruit and retain highly qualified employees. If we are unable to effectively manage the foregoing risks, our prospects, business, financial condition, and results of operations could be adversely affected.
We have a limited operating history in an evolving and nascent industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.
We were founded in 2021 and launched our first commercial product, Claude, publicly in the first quarter of
2023. During this time, our business has grown rapidly. We operate in an industry characterized by rapid and unpredictable technological change, evolving safety and regulatory expectations, significant capital and compute requirements, and uncertain commercial adoption patterns. Our limited operating history and our evolving and nascent business and industry make it difficult to evaluate our future prospects and the risks and challenges we may encounter. These risks and challenges include our ability to:
•develop and release new models and products on a timely and cost-effective basis;
•accurately forecast our revenue, operating expenses, and compute requirements in an environment characterized by rapid technological change and usage patterns that may scale in nonlinear or exponential ways;
•secure access to sufficient compute to meet the needs of all our workloads and manage the risks related to securing compute;
•effectively manage our growth, including our cash flows and capital needs;
•accurately predict customer demands, expectations, or requirements;
•maintain and enhance our brand and reputation;
•attract, retain, utilize, and motivate our highly skilled personnel;
•build and maintain our strategic partnerships;
•anticipate and respond to macroeconomic changes and changes in the industry and markets in which we operate;
•anticipate and respond to evolving regulatory requirements and political dynamics;
•maintain our safety-focused approach while meeting market demands;
•successfully monetize our models, platform, and applications; and
•respond effectively to competitive threats.
If we fail to effectively address the risks and challenges we face, including those described elsewhere in this
“Risk Factors” section, our business, financial condition, and results of operations could be adversely affected.
We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition, and results of operations could be adversely affected.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
We are at an early stage of our revenue growth, we have experienced rapid growth in recent periods, and our historical growth rates are not indicative of future performance or our ability to sustain or forecast future revenue growth.
We have grown rapidly over the last several years, and therefore our recent revenue growth and financial performance should not be considered indicative of our future performance. In 2023, 2024, and 2025, our revenue was $41 million, $386 million, and $4.6 billion, respectively, representing year-over-year growth rates of 841% and 1,088%, respectively. In the six months ended June 30, 2026, our revenue was $16.3 billion, representing a year-over-year growth rate of 1,300%. We do not expect our revenue will continue to grow at comparable rates, and we cannot assure you that it will continue to grow at all. Our recent growth may reflect early-stage adoption dynamics, the nascency of the AI market, and rapid initial customer expansion that may not be sustainable over time, and it may decline significantly and more rapidly than we anticipate, as our revenue base increases, as the market matures, and as a result of the other factors described below. We expect our revenue growth rate to decline over time. In addition, because the AI industry is very nascent, we have struggled to accurately forecast our revenue in the past and may struggle to do so in the future.
We may experience declines in our revenue growth rate as a result of a number of factors, including:
•the slowing or shifting demand for our models, platform, and applications or the market as a whole;
•our inability to secure sufficient compute and direct it efficiently across our organization;
•insufficient growth in the number of users and paying customers of our models, platform, and applications or the failure to increase sales of our models, platform, and applications to existing customers;
•failures, errors, or performance limitations in our models, including unexpected behavior, degraded outputs, outages, or inability to meet customer expectations or use-case requirements;
•increasing competition among existing competitors and new market entrants;
•the safety and risk mitigation measures we implement in developing and releasing our models, including any resulting delays in model development or release, or the adoption of laws, regulations, or standards that affect how and when frontier AI models may be developed or released;
•our failure to continue to capitalize on growth opportunities;
•our ability to collect amounts owed to us from customers, including as a result of customer credit risk, billing disputes, or delays in payment;
•our reliance on, and the terms of, relationships with key partners and distribution channels, and any changes to, or termination of, such arrangements;
•new or more restrictive laws, regulations, or regulatory actions affecting AI development, deployment, or use, including taxes, fees, or other measures specifically applicable to AI companies or AI-related labor displacement; and
•reputational harm, adverse publicity, or heightened scrutiny that reduces customer adoption or expansion.
We expect to continue to make investments in the development and expansion of our business, which may not result in increased revenue or growth. If our revenue or revenue growth rate declines, or our revenue growth rate declines with respect to certain markets or customer categories, our business, results of operations, and investors’ perceptions of our business could be adversely affected, which could in turn negatively impact the market price of our Class A common stock.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
If we fail to manage our growth effectively, our brand, business, financial condition, and results of operations could be adversely affected.
Since 2021, we have experienced rapid growth in our employee headcount, number of customers, geographic reach, and our operations, and we expect this growth to continue. For example, the number of our employees
increased from approximately 940 as of December 31, 2024 to            as of           , and our revenue increased
from $197 million for the three months ended December 31, 2024 to $           for the            months ended           .
This growth has placed, and may continue to place, a significant strain on our management and our operational and financial resources.
Our ability to successfully manage this growth depends on our ability to scale and integrate our operations, workforce, technologies, models, platform, and applications, and any future acquisitions while preserving the beneficial aspects of our company culture. Continued growth may strain our ability to develop and enhance our operational, compliance, technical, financial, and management controls, improve our reporting systems and procedures, recruit, train, and retain highly skilled personnel, and maintain customer satisfaction. If we are unable to do so, our operations, compliance with applicable laws, development and deployment of our models, platform, and applications, and customer experience could be adversely affected.
As we expand, we must also manage an increasing number of relationships with strategic partners, customers, vendors, and other third parties that are critical to our business, including those that provide compute, data center infrastructure, networking, software tools, and other services necessary to develop, train, deploy, and operate our models. If these relationships deteriorate, or if our third-party providers are unable to scale their services in line with our growth, we may experience delays, service disruptions, reduced sales to new customers, or the loss of existing customers, which could adversely affect our revenue growth and reputation. In addition, our ability to manage our growth depends in part on our ability to accurately plan for and efficiently manage the compute required to develop, train, deploy, and operate our models. Any material underinvestment or overinvestment in such resources could result in service limitations, increased costs, operational inefficiencies, or delays in model development, any of which could adversely affect our business.
If we fail to effectively manage the growth of our business and operations, we may be unable to maintain effective internal controls, reporting systems, and compliance processes, may face increased regulatory scrutiny, and may suffer harm to our brand and our ability to attract and retain customers. As a result, our business, financial condition, and results of operations could be adversely affected.
We have a history of net losses and may not generate sufficient revenue to achieve or sustain profitability in the future.
We have incurred net losses in each year since our founding, including a net loss of $1.5 billion, $8.3 billion, and $42.0 billion for the years ended December 31, 2023, 2024, and 2025, respectively, and $80.7 billion for the six months ended June 30, 2026, and we may not achieve or sustain profitability in the future. These net losses included change in fair value of convertible notes, derivative liabilities, and SAFEs of $1.0 billion, $5.4 billion, and $34.3 billion for the years ended December 31, 2023, 2024, and 2025, respectively, and $72.4 billion for the six months ended June 30, 2026, primarily driven by an increase in the fair value of our outstanding convertible promissory notes resulting from an increase in our enterprise valuation during each of the respective periods. While we have experienced significant revenue growth in recent periods, our business is highly capital intensive, and our ability to remain at the frontier of AI capabilities and secure sufficient compute depends in meaningful part on our ability to generate and sustain substantial revenue and improve our operating efficiencies. Further, our revenue growth may not be sustainable, and our rate of growth may decrease. We expect our costs will increase over time and our losses will continue as we expect to invest significant resources towards growing our business and operating as a public company.
We have expended and expect to continue to expend substantial financial and other resources related to the growth of our business, including:
•investments to enhance our access and ability to secure compute;
•continued investments in research and development to remain at the frontier of AI model development and introduce new features and enhancements to our models, platform, and applications;

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
•expansion of our sales and marketing activities;
•hiring additional employees;
•expansion of our operations across our multiple geographies;
•investments in our expanding general and administrative organization;
•costs associated with complying with existing and evolving laws, regulations, and industry standards applicable to AI, data protection, privacy, and security, among other things;
•investments in AI safety, risk management, monitoring, evaluation, and mitigation efforts;
•additional expenses associated with operating as a public company; and
•costs related to legal proceedings.
For example, as of           , we had entered into purchase and lease agreements with an aggregate committed
spend of approximately $          , substantially all of which is related to compute and infrastructure, which may substantially increase our operating expenses and cash requirements. These expenditures and investments may be more costly than we expect and may not result in increased revenue or growth in our business. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition, and results of operations could be adversely affected.
In addition, we have granted RSUs to our employees and other service providers, which vest upon the satisfaction of both a service-based condition and a performance-based condition. The service-based condition for a majority of such RSUs is satisfied over a period of four years. The performance-based condition of such
RSUs will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part.
We account for award forfeitures as they occur. As of June 30, 2026, no stock-based compensation expense had been recognized for such RSUs because a qualifying event as described above was not probable. In the quarter in which this offering is completed, we will begin recording stock-based compensation expense based on the grant-date fair value of the RSUs using the accelerated attribution method. If this offering had been completed on June 30, 2026, we would have recorded $2.9 billion of cumulative stock-based compensation expense related to the RSUs on that date, and an additional $23.7 billion of unrecognized stock-based compensation expense related to the RSUs, would be recognized over a weighted-average period of approximately 2.1 years. In addition to stock-based compensation expense associated with the RSUs, as of June 30, 2026, we had unrecognized stock-based compensation expense of approximately $3.1 billion related to other outstanding equity awards, which we expect to recognize over a weighted-average period of approximately 1.3 years.
Subsequent to June 30, 2026, our board of directors approved the grant of            RSUs, which grants will
become effective as of the day prior to the effectiveness of the registration statement of which this prospectus forms a part. The grant-date fair value of each RSU subject to these awards will be equal to the price per share of the shares sold in this offering. These RSUs will vest upon the satisfaction of both a service-based condition
and a performance-based condition as described above. Assuming a grant-date fair value of $           per share,
which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, we
would expect to record stock-based compensation expense of $           billion related to such RSUs, over a
weighted-average period of approximately            years, commencing in the quarter in which this offering is completed. Following the completion of this offering, the stock-based compensation expense related to RSUs and other outstanding equity awards will result in increases in our expenses in future periods, in particular, in the quarter in which this offering is completed.
If we fail to generate adequate revenue to offset increases in our operating expenses, improve our operating efficiencies, or otherwise manage our costs as we invest in our business, we may continue to incur significant losses in the future and may not be able to achieve or sustain profitability.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Our results of operations may fluctuate significantly on a period-to-period basis, including as a result of strategic investment decisions and substantial compute-related expenditures, which could cause the market price of our Class A common stock to decline.
Our results of operations have historically varied from period to period, and we expect that our results of operations will continue to vary significantly from quarter to quarter and from year to year in the future, such that the results of any one period should not be relied upon as an indication of future performance. In particular, our financial performance may be significantly influenced by strategic decisions we make regarding the allocation of resources and the amount and timing of operating expenses and capital expenditures that we may incur to maintain and expand our business and operations and to remain competitive. We may make significant and, at times, discrete investments in areas such as research and development, compute and related infrastructure, product development, safety and security initiatives, and go-to-market expansion, which may be uneven in size and timing. These investments may materially increase our expenses in a given period and cause our results of operations to fluctuate significantly or vary meaningfully from period to period, and may result in periods of reduced margins or increased losses even if our underlying business trends remain unchanged or continue to improve. As a result, our financial performance may not follow any consistent pattern, and prior or interim periods of improved results of operations should not be viewed as indicative of our future performance.
Our revenue in any period has also included, and we expect will continue to include, amounts from customers that we subsequently determine are using our models, platform, and applications in violation of our usage policy or commercial terms, and whose revenue would not be expected to recur following restriction or termination of their access. We believe this dynamic is common in our industry. Detection, investigation, and enforcement take time, and we cannot assure you that we will identify such usage, or restrict or terminate a customer’s access, on a timely basis or at all. Customers may evade our controls, and customers whose access is restricted or terminated may re-register under new accounts. As a result, revenue from such customers may continue or recur notwithstanding our enforcement efforts. Our continued detection and enforcement efforts, and in particular, the enhancement of such efforts in August and September 2026, and the timing of any resulting restrictions or terminations, are expected to reduce the percentage of revenue from customers using our models, platform, and applications in violation of our usage policy or commercial terms, and may reduce our overall revenue and growth rates in future periods and contribute to variability in our results from period to period.
Our results of operations are also affected by seasonal variations in the usage of our models, platform, and applications. Because our revenue is primarily consumption-based, we have experienced, and expect to continue to experience, lower usage around holiday and vacation periods in the summer and winter, when certain customer workflows slow down and overall customer activity declines. Our results of operations may also vary with the timing and cadence of our model and product releases, which are uneven from period to period and may cause usage, and therefore revenue, to increase or decline between periods. Our historical growth rates may have masked the impact of seasonal trends on our results. As our growth rate declines over time, we expect seasonal effects to become more apparent in, and to have a greater effect on, our period-to-
period results. In addition, other seasonal trends may develop, and the seasonal trends that we currently experience may become more pronounced, as we continue to scale.
Our results of operations may also fluctuate due to a variety of additional factors, many of which are outside of our control and difficult to predict, including, but not limited to:
•the level of demand for our models, platform, and applications, and our ability to forecast such demand;
•our ability to forecast required compute and to obtain additional compute as needed, and any increase in costs thereof;
•our ability to expand usage within organizations;
•our ability to attract and retain customers and increase sales of our models, platform, and applications to existing customers;

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
•our ability to effectively manage our relationships with our third-party service providers and our reliance on such providers for critical infrastructure and services;
•the timing and success of new features, integrations, capabilities, and enhancements by us to our models, platform, and applications, or by our competitors to their products;
•the safety and risk mitigation measures we implement in developing and releasing our models, including any resulting delays in model development or release, or the adoption of laws, regulations, or standards that affect how and when frontier AI models may be developed or released;
•our ability to achieve widespread acceptance and use of our models, platform, and applications;
•changes in the competitive landscape and introduction of competitive companies, models, platforms, and applications;
•security breaches, technical difficulties, or interruptions to our models, platform, or application;
•real or perceived improper or unauthorized use of, disclosure of, or access to confidential, proprietary, personal, or sensitive data;
•pricing pressure as a result of competition or otherwise;
•adverse litigation judgments, other dispute-related settlement payments, or other litigation-related costs;
•the number of employees hired;
•the timing of the grant or vesting of equity awards to employees, directors, or consultants;
•the vesting and settlement of equity awards, including any cash used to remit taxes on behalf of employees in connection with the settlement of RSUs and the recognition of stock-based compensation expense;
•our ability to maintain, protect, and enhance our brand;
•declines in the values of foreign currencies relative to the U.S. dollar;
•changes in, and continuing uncertainty in relation to, the legislative or regulatory environment with respect to our industry;
•enforcement by government regulators, including investigations, proceedings, fines, orders, designations, or consent decrees;
•increased legal and regulatory compliance costs in new and existing markets;
•costs and timing of expenses related to the potential acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible write-downs;
•catastrophic events, and resulting interruptions in the availability of our models, platform, and applications; and
•general economic conditions in either U.S. or non-U.S. markets, including geopolitical uncertainty and instability and their effects on software spending.
Any one or more of the factors above, or other factors in this “Risk Factors” section, may result in significant fluctuations in our results of operations or other key metrics, which may cause such results to fall below our financial guidance or other projections or the expectations of analysts or investors, and cause the market price of our Class A common stock to decline.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Certain of our operating metrics are subject to assumptions and limitations. As a result, these metrics may not provide an accurate indication of our actual performance or future results.
Certain of our operating metrics, such as Run-Rate Revenue, Net Revenue Retention, customer counts, and
Claude’s success rate, are based on numerous assumptions and limitations, are calculated using data from internal systems and tools, have not been independently verified by third parties, are subject to inherent limitations in measurement, and may not accurately reflect actual results or provide an accurate indication of future or expected results.
Run-Rate Revenue is not a substitute for revenue prepared in accordance with GAAP or a forecast of revenue.
Because Run-Rate Revenue annualizes our consumption-based fees for a trailing 28-day period and our subscription-based fees for a single month, it assumes that activity during those measurement periods has continued at the same rate for a full year. Because it annualizes a short measurement period, Run-Rate Revenue measured during a period of seasonally higher or lower usage, such as the reduced usage we have typically experienced around holiday and vacation periods in the summer and winter, may differ significantly from Run-
Rate Revenue measured at other times, and in each case may not correspond to the revenue we ultimately recognize over any quarter or fiscal year. Our actual historical revenue and future revenue may differ materially from this measure. Both our consumption-based and subscription-based revenue may fluctuate from period to period, and in particular, our consumption-based revenue may fluctuate significantly or decline if customers reduce, limit, or do not expand their usage or spend, or shift usage to lower-priced models, including in response to competitive offerings, pricing changes, changes in customer budgets or strategic priorities regarding AI investment, seasonality, or general economic conditions. In addition, sustaining and growing this revenue depends on our ability to continue to offer models at the frontier of AI capability, which we may not be able to do. Our ability or decision to remain at the frontier may also be affected by the safety and risk mitigation measures we implement in developing and releasing our models. Our recent Run-Rate Revenue growth has also been driven in part by rapid initial customer adoption and expansion often characteristic of an early-adoption period and the nascency of the AI market that may not be sustainable, and we expect our Run-Rate Revenue growth rate to decline over time, and it may decline significantly and more rapidly than we anticipate, as our revenue base increases, as the market matures, and as a result of other factors. In addition, our Run-Rate
Revenue has included, and we expect will continue to include, amounts from customers that we subsequently determine are using our models, platform, and applications in violation of our usage policy or commercial terms. When we identify such usage, we seek to restrict or terminate the customer’s access; however, because our detection, investigation, and enforcement take time, our Run-Rate Revenue as of any measurement date includes amounts from customers that have not yet been restricted or terminated and whose revenue would not be expected to recur following restriction or termination of their access. Our continued enforcement efforts may reduce our revenue, Run-Rate Revenue, and growth rates in future periods. See “—Our results of operations may fluctuate significantly on a period-to-period basis, including as a result of strategic investment decisions and substantial compute-related expenditures, which could cause the market price of our Class A common stock to decline.” Accordingly, our Run-Rate Revenue as of any measurement date is not indicative of historical revenue and may not be indicative of our revenue for any future period.
The determination of the number of customers with $100,000 or more of revenue on a TTM basis is based on our internal records and involves judgment, including in determining which accounts should be aggregated and treated as belonging to the same organization. We apply our most current customer records in calculating this metric, and our determination of which accounts belong to a single organization may change over time, including as a result of acquisitions and account consolidations. We do not separately define or internally track a category of “enterprise” customers, and our customers are not segmented or measured internally by reference to whether a given customer is an “enterprise.” Because spending $100,000 or more on our products is generally characteristic of organizational rather than individual usage, we use the number of and revenue from customers with $100,000 or more of revenue on a TTM basis as our measure of enterprise adoption and engagement with Claude throughout this prospectus, including in references to “enterprise customers” and
“enterprise adoption.” As a result, this measure may not precisely correspond to the population of organizations that would otherwise be characterized as enterprises, and may over- or understate that population.
Certain success rates and similar AI performance metrics with respect to Claude referenced in this prospectus are measured using internal benchmarks developed and maintained by us. These benchmarks reflect our proprietary testing methodology and are based on tasks, data sets, and evaluation criteria selected by us.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Performance results derived from these internal benchmarks may not be replicable by customers, researchers, or other third parties who evaluate our models using different tasks, data sets, evaluation criteria, or computing environments. Accordingly, such metrics may differ materially from performance outcomes experienced by any particular customer or user in their specific deployment environment or use case, and should not be relied upon as indicative of the results any customer or user will achieve. Because AI performance benchmarking methodologies vary significantly across developers, such performance metrics as we measure them may also not be comparable to similarly titled or analogous metrics reported by other AI developers, and direct comparison of such metrics across companies may be misleading.
Investors should consider these metrics in light of the assumptions and processes used in calculating such metrics and the limitations as a result thereof. In addition, our internal systems and tools have a number of limitations, which could result in unexpected changes to our metrics, including the metrics we publicly disclose.
Further, certain of our operating metrics are based in part on data reported to us by our third-party partners. If the internal systems and tools we use to track these metrics or if the data reported to us by our third-party partners undercount or overcount performance, or contain algorithmic or other technical errors, the data we report may not be accurate. While our operating metrics are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in these measurements. We may also refine or change our methodology for tracking certain operating metrics from time to time, to the extent practicable, including to improve overall accuracy and alignment with management’s view of business and operating performance and as a result of acquisitions. Any of these updates may result in changes in certain business and operating trends and may impact comparability of these metrics across periods. Investors should not place undue reliance on these metrics as an indicator of our future or expected results. Moreover, these metrics may differ from similarly titled metrics presented by other companies and may not be comparable to such other metrics. See the sections titled “Management’s Discussion and Analysis of Financial Condition and
Results of Operations” and “Business” for more information regarding our operating metrics.
Our business is subject to an evolving and uncertain regulatory and political environment, which could increase our costs, restrict our operations, or adversely affect demand for our models, platform, and applications.
The development, deployment, and use of AI technologies are subject to rapidly evolving and increasingly complex laws, regulations, and governmental scrutiny across multiple jurisdictions. Governments and regulatory authorities in the United States and in other countries in which we operate or distribute our models, platform, and applications have proposed, enacted, or are considering legislation, regulations, and guidance relating to AI model development and deployment, data usage and privacy, transparency, safety, consumer protection, content generation, intellectual property, cybersecurity, export controls, and competition. For example, the EU AI Regulation 2024/1689 (“EU AI Act”), which came into force in August 2024 and will become fully applicable following a transitional period, imposes a range of obligations on AI systems and general-purpose AI models placed on the market or put into service in the EU, including transparency, risk management, and governance requirements, and provides for significant penalties for non-compliance. In the
United States, the regulatory framework for AI remains fragmented and uncertain, with evolving federal policy initiatives, continued debate regarding the scope and durability of executive actions, and a growing number of state-level laws and proposals addressing the development and use of AI. For example, several U.S. states, including New York and California, have passed AI safety laws. More generally, proposed legislation in the
United States contemplates more expansive governmental oversight of AI, including potential nationalization, mandatory shutdown or discontinuation requirements for frontier AI systems or other strategic measures to prevent or manage the development of artificial superintelligence. Further, in June 2026, the U.S. federal government issued an executive order establishing a voluntary framework for developers of frontier AI models to engage with the government prior to the deployment of such AI technologies, directing federal agencies to strengthen cyber defenses, and prioritizing enforcement against criminal misuse of AI; although that framework is voluntary and does not establish a mandatory governmental licensing, preclearance, or permitting requirement for the development or deployment of AI models, it reflects increasing federal attention to the national security implications of frontier AI and the order may be followed by further executive or legislative action. If executive or legislative action of this nature were enacted to regulate AI technologies, it could constrain how we operate our business.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
We have also advocated, and expect to continue to advocate, for regulation and oversight of frontier AI, including industry-wide standards primarily relevant to the use of AI to accelerate AI development, so that AI capabilities do not advance faster than the safety, alignment, and security practices needed to support them, and we have proposed working with the U.S. government and other frontier AI developers to establish safety standards. Regulatory or other measures of the kind we advocate, if adopted, would apply to us and could increase our compliance burdens, limit our product development or deployment flexibility, affect how and when we develop or release new models, or otherwise slow our growth. The effect that any such measures would have on the rate at which AI capabilities advance, and on our business, is uncertain and would depend on the specific requirements adopted and on the extent to which safety, alignment, and security practices advance together with model capabilities. There is no assurance that policymakers will adopt the approaches we support, and our advocacy has in the past drawn, and may continue to draw, criticism, heightened scrutiny, or other challenges.
Regulatory approaches to AI also vary significantly by geography and may be influenced by local political, economic, social, or environmental considerations. In some jurisdictions, public concern regarding the potential displacement of labor by AI systems, the perceived societal impacts of automation, or the environmental footprint associated with AI development and deployment, has led, or could lead, to restrictive legislation or other governmental actions. In particular, to the extent the rate of job displacement rapidly increases due to the adoption of AI or for related reasons, whether actual or perceived, governments or other regulatory authorities may intervene to slow the rate of adoption of AI, restrict its use, or take other actions that increase the cost of developing, deploying, or commercializing AI systems. Even in the absence of any legal or regulatory requirements, we may from time to time voluntarily elect to take actions intended to ameliorate the impact of such displacement. Any such actions would represent additional costs and expenditures for which we may not receive a corresponding commercial benefit, and there can be no assurance that any such actions would be effective in reducing displacement-related harms or in mitigating the associated reputational, regulatory, or political risks.
Increasingly restrictive AI regulation in the United States and other western jurisdictions could enable competitors operating in less regulated environments to innovate, scale, and deploy AI technologies more rapidly, potentially allowing such competitors to become more advanced and pose greater competitive or strategic threats over time. In particular, increasing strategic competition between the United States and China in AI development may lead to divergent regulatory approaches, with the potential for the United States to impose restrictions on AI companies’ interactions with Chinese entities or markets, and for China to impose reciprocal measures that limit access to or demand for U.S.-origin AI models, platforms, and applications.
As a result of these and other regulatory developments, our business could be subject to a wide range of regulatory limitations, obligations, or restrictions, including, among other things:
•limitations, conditions, or prohibitions on certain AI use cases, applications, or deployment contexts;
•requirements to modify, restrict, delay, or withdraw specific models, features, or functionalities in particular markets or for specific customers; for example, in early 2026, the U.S. Department of War suggested it could invoke the Defense Production Act to compel us to remove the limitations we have placed on the use of our models for autonomous weapons and mass surveillance;
•heightened transparency, documentation, auditing, governance, or human-oversight obligations;
•restrictions on the collection, use, transfer, localization, or retention of data used to train or operate AI systems, based on intellectual property, privacy, or other frameworks;
•mandated safety, risk-management, or evaluation frameworks, certifications, or approvals, including requirements for independent, third-party review or approval prior to model development, training, or release; for example, in September 2026, a state attorney general asked a court, in pending litigation alleging harm to minors, to enjoin an AI company from developing new AI models without independent, third-party guardrails and approval;
•restrictions on data center development or expansion, including permitting, zoning, or limits on energy or water usage;

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
•heightened energy efficiency, sustainability, or environmental compliance requirements;
•limitations on cross-border deployment, access, or commercialization of AI models, including through export controls, national security determinations, or other governmental measures that could restrict our ability to sell our models, platform, and applications in certain markets or to certain customers; for example, in June 2026, the U.S. Department of Commerce imposed worldwide export restrictions on our Fable 5 and Mythos 5 models, which were subsequently lifted after we updated our safeguards, and other models may be subject to these or similar export restrictions in the future; for more information, see the section titled “—Governmental trade controls, including export and import controls, sanctions, customs requirements, and related regimes, could subject us to liability or loss of contracting privileges or limit our ability to compete in certain markets.”;
•AI-specific taxes, fees, reporting obligations, or other financial burdens; or
•outright bans or moratoria on activities material to our business or the businesses of our customers and partners.
Because AI regulation is developing rapidly and in a fragmented manner, including as a result of political considerations, public sentiment, and geopolitical dynamics, we will not be able to fully anticipate how existing laws will be interpreted or enforced, how new legal frameworks will evolve, or whether regulatory regimes across jurisdictions will converge or diverge over time. Compliance with new or changing requirements may require substantial investment in research and development, compliance systems, operational processes, or localized offerings, and we may need to adjust or limit our activities in certain jurisdictions to address conflicting or inconsistent legal obligations. In addition, regulatory actions affecting our customers or partners, including restrictions on their ability to develop, deploy, or commercialize AI-enabled models, platforms, or applications, could indirectly reduce demand for our models, platform, and applications. Any failure, or perceived failure, to comply with applicable laws and regulations, or any significant increase in the cost or complexity of compliance, could result in litigation, enforcement actions, penalties, reputational harm, delayed or reduced adoption of our offerings, or other adverse effects on our business, financial condition, and results of operations.
Additionally, as AI systems become more sophisticated, emerging debates regarding whether AI systems possess or could develop forms of sentience or moral status may lead to regulatory requirements, public pressure, or advocacy efforts that could constrain how we develop, train, deploy, or modify our models, increase our costs, or affect our reputation, regardless of the ultimate resolution of these philosophical and scientific questions. In addition, given our focus on developing frontier AI, and the way we approach model sentience and moral status, we may face heightened scrutiny or pressure in connection with these debates and could elect to adopt policies, safeguards, or limitations regarding model development, deployment, or modification that go beyond existing legal requirements, which could constrain our operations, increase costs, or limit the commercial potential of our models, platform, and applications. If we are unable to manage the foregoing risks, our business, financial condition, and results of operations could be adversely affected.
Our sales to government entities and highly regulated organizations are subject to challenges and risks.
Our customers include U.S. and non-U.S. government agencies. Revenue from government agency contracts represented, in aggregate, approximately 1% of our revenue in each of the periods presented in this prospectus;
however, the risks described below, including the governmental actions described in this risk factor, are not limited to revenue generated directly from government agencies and could affect our relationships with commercial customers and partners. Sales to government agencies involve additional risks, including, but not limited to:
•changes in government fiscal or procurement policies, or decreases in government funding available for procurement of goods and services generally, or for our federal government contracts specifically;
•changes in government programs or applicable requirements;
•our ability to agree on commercial terms with government entities, including with respect to the permitted use of our models, platform, and applications;

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
•restrictions in the grant of personnel security clearances to our employees;
•our ability to maintain facility clearances required to perform on classified contracts for U.S.
government and non-U.S. government agencies, as applicable;
•changes in the political environment, including before or after a change to the leadership within the government administration, and any resulting uncertainty or changes in policy or priorities and resultant funding;
•changes in the government’s attitude towards us as a company or our technology;
•appeals, disputes, or litigation relating to government procurement, including but not limited to bid protests by unsuccessful bidders on potential or actual awards of contracts to us or our partners by the government;
•the adoption of new laws or regulations or changes to existing laws or regulations;
•budgetary constraints, reductions in government spending, operating under continuing resolutions, disruptions from government shutdowns, or similar measures and constraints imposed by any lapses in appropriations for the federal government or certain of its departments and agencies;
•influence by, or competition from, third parties with respect to pending, new, or existing contracts with government customers;
•changes in legal obligations or political or social attitudes with respect to security or privacy issues;
•potential delays or changes in the government appropriations or procurement processes, including as a result of events such as war, incidents of terrorism, natural disasters, and public health concerns; and
•increased or unexpected costs or unanticipated delays caused by other factors outside of our control.
Any such event or activity, among others, could cause governments and government agencies to delay, pause, or cancel contracts or seek to modify their contracts, or refrain from entering into contracts with us or purchasing our models, platform, and applications in the future, undermine our ability to pursue future contracts, damage our relationships with partners and customers who also sell models, platforms, or applications to governments, or reduce the size or timing of payment with respect to our services to or purchases from existing or new government customers. Any of the foregoing could have an adverse effect on our prospects, business, financial condition, and results of operations.
For example, in February 2026, in response to our publicly stated position that our technology should not be used for mass domestic surveillance or fully autonomous weapons, the President of the United States stated
that he had directed that all federal executive agencies cease using our technology. At the same time, the
Secretary of War directed the Department of War to designate us as a “supply-chain risk to national security”
and stated that “effective immediately, no contractor, supplier, or partner that does business with the United
States military may conduct any commercial activity” with us. On March 4, 2026, the Department of War sent us two letters—one pursuant to 10 U.S.C. § 3252 and the other pursuant to Section 4713 of the Federal
Acquisition Supply Chain Security Act (“FASCSA”)—asserting that our models, platform, and applications present a supply-chain risk. These actions referenced above are defined herein as “Challenged Actions.” We vigorously challenged these Challenged Actions in Anthropic PBC v. Department of War, et al., Case No. 3:26-
cv-01996 (N.D. Cal.) and Anthropic PBC v. Department of War, et al., Case No. 26-1049 (D.C. Cir.). After first obtaining an order from the United States District Court for the Northern District of California that preliminarily enjoined the Department of War’s directive and Section 3252 supply-chain risk designation of us and preliminarily enjoined the other defendant agencies from implementing the Presidential directive until final resolution of the lawsuit, we subsequently, on August 27, 2026, obtained an order from the United States
District Court for the Northern District of California that largely granted summary judgment in our favor. The court ruled that the Challenged Actions were retaliatory acts meant to punish us for speech protected under the
First Amendment to the United States Constitution and violated our rights under the Due Process Clause under the Fifth Amendment to the United States Constitution. The court also held that the Secretary of War’s actions, particularly with respect to 10 U.S.C. § 3252, violated the Administrative Procedure Act because they were in

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
excess of statutory authority, contrary to law, and arbitrary and capricious. The court entered final judgment largely in our favor. The defendants filed a notice of appeal of the preliminary injunction. The D.C. Circuit Court of Appeals, however, denied our motion to stay the Secretary of War’s Section 4713 designation of us as a supply-chain risk pending review on the merits. On September 25, 2026, in a 2-1 split decision, the D.C. Circuit
Court of Appeals denied our petition for review, ruling that the Department of War’s Section 4713 supply-chain risk designation was proper, and that our rights under the First Amendment and Due Process Clause of the
Fifth Amendment were not violated. We are evaluating our next steps with respect to the D.C. Circuit’s decision.
We cannot predict the ultimate outcome of these lawsuits. While we continue to work with government agencies, we cannot be certain that the resolution of these lawsuits will not adversely affect our ability to sell to government agencies and other customers that sell products and services to the U.S. government, and in turn adversely affect our business, financial condition, and results of operations.
Further, in June 2026, the U.S. Department of Commerce imposed worldwide export restrictions on our Fable
5 and Mythos 5 models, which we disabled for all customers until those restrictions were lifted, as described in the section titled “—Governmental trade controls, including export and import controls, sanctions, customs requirements, and related regimes, could subject us to liability or loss of contracting privileges or limit our ability to compete in certain markets.”  Similar restrictions could be imposed again in the future.
Each of the foregoing may result in significant reputational harm, including adverse media coverage, public scrutiny, and negative perceptions among existing and prospective customers, partners, employees, and investors, regardless of the ultimate outcome of the litigation. Such perceptions may lead customers, including commercial enterprises and international customers, to delay or forgo purchasing our models, platform, and applications, or to impose additional diligence, contractual restrictions, or termination rights in connection with engagements with us. Further, these developments may create uncertainty in the broader market regarding our long-term ability to operate in certain sectors, which could result in increased volatility in demand for our models, platform, and applications, reduced willingness of counterparties to enter into long-
term or strategic arrangements with us, and fluctuations in investor sentiment, any of which could adversely affect our business, financial condition, and results of operations.
The bidding process for government contracts can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate revenue.
Government agencies often undertake a significant evaluation process that results in a lengthy sales cycle. Some contracts with government agencies are structured in phases or include options, where each phase is subject to satisfaction of certain conditions and where the exercise of options is discretionary. As a result, the actual scope of work performed pursuant to any such contracts, in addition to related contract revenue, could be less than total contract value. In addition, product purchases by such organizations are frequently subject to budget constraints, multiple approvals, and unanticipated administrative, processing, and other delays. All of these factors can add further risk to business conducted with these customers and could lead to lower revenue results than originally anticipated.
We also must comply with both local and international laws and regulations relating to the formation, administration, and performance of contracts. Contracts with government agencies are subject to extensive, evolving, and sometimes complex regulations which provide public sector customers rights, many of which are not typically found in commercial contracts. For example, government contracts generally include the ability of government agencies to terminate for convenience, which if exercised, would result in a lower contract value and lower than anticipated revenue generated by such arrangement. Any changes to the government regulations applicable to government contracts could affect our ability to enter into, or the profitability of, contracts with government entities.
Our subsidiary, Anthropic Public Institutions, LLC, is required to maintain a facility security clearance to perform on classified contracts for the U.S. federal government and must comply with National Industrial
Security Program requirements. Failure to comply with these requirements may result in Anthropic Public
Institutions, LLC’s facility clearance being revoked. To the extent Anthropic Public Institutions, LLC, is not able to maintain its facility security clearance, we may not be able to bid on or win new classified contracts, and existing contracts requiring a facility security clearance could be terminated, either of which could have an adverse impact on our business, financial condition, and results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Contracts with government agencies are also subject to audits and reviews of contractors’ administrative processes and other contract-related compliance obligations. Breaches of government contracts, failure to comply with applicable regulations, failure to obtain and maintain required facility and/or security clearances, or unfavorable findings from government audits or reviews could result in contract terminations, reputational harm, or other adverse consequences, including ineligibility to sell to government agencies in the future, government refusal to continue buying our subscriptions, or fines or civil or criminal liability, which could adversely affect our results of operations.
Our reliance on a limited number of CSPs and suppliers, some of which have strategic and investment relationships with us and are our customers, creates complex dynamics that could give rise to conflicts of interest and adversely affect our access to compute.
We rely on a limited number of CSPs—Amazon.com, Inc. (“Amazon”), Google, and Microsoft Corporation
(“Microsoft”)—and suppliers, such as Broadcom, for compute and critical components of our compute infrastructure. These relationships are governed by contractual arrangements that, while providing us with significant committed compute, also create dependencies and potential vulnerabilities. These CSPs may experience service outages, security incidents, or capacity constraints that affect our operations. The terms of our arrangements, including pricing, compute commitments, and service levels, are subject to negotiation upon renewal, and we may be unable to secure renewals on terms as favorable as our current arrangements.
Migrating workloads to alternative providers would be costly, time-consuming, and operationally complex, and may not be feasible within timeframes that would avoid material disruption to our model development roadmap or our ability to serve customers. The engineering investment required to maintain the performance of our unified compute platform across new hardware environments means that any such migration could degrade our compute efficiency, increasing the compute and infrastructure costs required to support a given level of business activity during and following any such migration period.
Our relationships with these CSPs are multifaceted and complex. Amazon, Google, and Microsoft, through their respective affiliates, have made significant equity investments in our company. At the same time, they may have made, and may in the future make, equity investments in, provide financing to, or otherwise support companies whose models, platforms, or applications compete with ours. These CSPs are also our customers, purchasing our intelligence service for internal use or for their own products and services. Their purchasing decisions may be influenced by their own competing offerings, which could affect their demand for our intelligence service.
Additionally, Amazon, Google, and Microsoft are among the largest technology companies in the world, each with substantial AI research and development programs, AI-powered models, platforms, and applications that compete with ours, and strategic interests that may not be fully aligned with our own. Amazon, Google, and
Microsoft each offer AI services and develop and deploy competing AI models through their respective cloud platforms. We make certain of our models available through these cloud platforms, and our distribution relationships with Amazon, Google, and Microsoft generate revenue for us, but they also create dependencies, give them visibility into our pricing and commercial terms across the platforms they operate, and may influence their incentives regarding pricing, compute allocation, service quality, sales prioritization, and compensation structures. To the extent these CSPs promote, integrate, prioritize, or provide customer access to our models, platform, and applications on terms that are less favorable than those applicable to their own competing offerings or to the offerings of other companies, including with respect to pricing, commercial terms, product placement, integration, or access to compute or sales incentives, our competitive position, customer adoption, and business results could be adversely affected.
Our relationships with our strategic partners—whether with these CSPs, who simultaneously serve as our investors, customers, distribution partners, and competitors, or with Broadcom, which simultaneously serves as a supplier and lessor—create potential conflicts of interest that are difficult to fully anticipate or mitigate. These
CSPs may prioritize their own compute needs or those of their other customers, including competitors in which they have invested, may gain insight into our operations and compute requirements through their roles as providers that could inform their competitive strategies, or may make business decisions regarding their platforms that disadvantage our models, platform, and applications relative to their own offerings or the offerings of other companies they support. Similarly, Broadcom may prioritize the supply of AI accelerators and infrastructure capacity to other customers, alter the terms of our equipment lease or the operation of our dedicated facilities, or make decisions regarding the availability or pricing of hardware that adversely affect our access to the compute infrastructure they provide. Any deterioration in these relationships, or any decision by

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Amazon, Google, Microsoft, or Broadcom to reduce their support for our models, platform, and applications or limit our access to compute, could adversely affect our business. In addition, such relationships, including any exclusive or preferential arrangements, investment ties, bundling of services, or cooperative initiatives, have attracted and may in the future attract antitrust or competition law scrutiny from regulators and private plaintiffs in the United States or other non-U.S. jurisdictions, and any resulting investigations, enforcement actions, or required modifications to our business arrangements could be costly, distracting, and harmful to our business.
If we are unable to manage the foregoing risks, our business, financial condition, and results of operations could be adversely affected.
We are pursuing initiatives to develop our own data center infrastructure, which involves significant capital commitments, operational complexities, and execution risks that could adversely affect our business, financial condition, and results of operations.
To help reduce our dependence on CSPs, address constraints on available compute, and secure access to compute at the scale necessary for frontier model development, we are pursuing initiatives to develop our own dedicated on-premise data center infrastructure. These efforts include long-term leases and partnerships with third-party partners to procure the underlying real estate, power, and data center facilities while we lease capacity in those facilities and contract with specialized third-party operators for ongoing facility management.
We also lease certain compute and infrastructure equipment directly and host them in dedicated data center facilities leased and operated on our behalf, to our specification. For example, under the 2026 Lease
Arrangement, the rent payments over the five-year equipment lease are equal to an aggregate of approximately
$125.2 billion excluding interest, with rent payable in quarterly installments and payment obligations typically commencing upon AI infrastructure equipment becoming “ready for service” at the applicable data center facility. The 2026 Lease Arrangement is non-cancelable by the parties to such agreement during the applicable lease period except in the case of a default. In addition, we deposited cash into a restricted account in April
2026 for the benefit of Broadcom to secure compute capacity, which amount may be released or applied toward obligations under the lease depending on the satisfaction of specified conditions. Under certain circumstances, we may be required to place additional cash into this restricted account for future amounts due under the 2026
Lease Arrangement. Upon the occurrence of certain uncured events of default, such as certain payment or performance failures pursuant to the terms of the 2026 Lease Arrangement, a substantial portion of our obligations under the 2026 Lease Arrangement would be accelerated and, while we have access to multiple sources of capital and are not dependent on the potential financing capacity provided in the Infrastructure
Partner 2026 NPA that we entered into in connection with the 2026 Lease Arrangement, we may not be permitted to elect to issue the convertible promissory notes under the Infrastructure Partner 2026 NPA to finance such obligations. Furthermore, we may in the future continue to directly procure such data center infrastructure and we may also undertake other efforts to build out our own compute and infrastructure and invest more deeply in the compute supply chain, which could result in significantly higher upfront costs and adversely affect our financial condition and results of operations. For more information about such lease arrangements, see the sections titled “Management’s Discussion and Analysis of Financial Condition and
Results of Operations—Liquidity and Capital Resources—Contractual Obligations” and “—If our actual compute requirements differ materially from our projections, we may fail to secure sufficient compute to meet our needs or we may be committed to excess compute that remains underutilized.” We have limited experience in managing such data center infrastructure projects at scale. Successfully executing on these data center infrastructure initiatives requires us to recruit personnel with relevant experience and manage complex multi-
year deployment timelines and relationships with developers, contractors, and service providers.
As we continue to build out our own compute and infrastructure and further vertically integrate across the compute supply chain, these multi-party structures will become more prevalent and will expose us to a structural timing and liquidity risk in our payment obligations that differs from our historical compute arrangements. Historically, we have generally obtained compute from a limited number of CSPs under arrangements in which our compute and infrastructure expenses are paid as compute becomes available to us.
In the future, we expect we will increasingly enter into separate arrangements with a greater number of different counterparties, each responsible for discrete services or inputs across the compute supply chain.
Under many of these arrangements, we may be obligated to pay a counterparty once it performs its discrete obligation, even if delays or failures by others prevent us from assembling those discrete services or inputs into

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
usable compute we can deploy to generate revenue. In addition, counterparties may deliver their services or inputs later than scheduled, or may fail to deliver them at all, and any such delay or non-delivery by a single counterparty could postpone or prevent our deployment of the associated compute. As a result, we could incur significant cash outflows without obtaining usable compute on a timely basis, which could adversely affect our liquidity, financial condition, and results of operations.
Certain of our data center infrastructure arrangements involve complex multi-party structures in which chips are procured from or through our CSPs, leased to us by third-party financing entities, installed in data center facilities procured by or through other third-party partners, and operated by yet another set of third-party service providers. The complexity of these arrangements increases execution risk, as delays or failures by any participant in the chain could affect the availability or performance of the resulting compute.
In addition, to meet the substantial energy demands of large-scale AI workloads, we have entered into, and may in the future enter into, arrangements involving dedicated power generation assets and/or the development, operation, or control of power stations or other energy infrastructure. Such arrangements expose us to new operational, regulatory, and environmental liabilities, and require expertise and capabilities that differ from our core competencies. Successfully executing on these power infrastructure projects requires us to recruit personnel with relevant experience and manage complex multi-year deployment timelines and relationships with developers, contractors, service providers, and regulators, including aligning project completion schedules with the data centers such projects are expected to serve in order to avoid timing delays that constrain our ability to utilize this compute and to generate revenue and recoup costs from such investments.
Deployment of our data center and power infrastructure projects involves execution risks, including delays due to permitting issues, change in law, force majeure, lack of network connectivity between facilities, supply chain disruptions, labor shortages, or contractor performance; cost overruns due to equipment pricing changes, design modifications, or unanticipated requirements; and technical risks that facilities may not perform as specified or achieve expected reliability or efficiency levels. Certain of our arrangements are also subject to conditions precedent that must be satisfied before construction can commence, and completion guarantees that may terminate upon a lender foreclosure before construction is complete, leaving us without contractual recourse to compel completion. Certain of these arrangements also depend on the continued performance of credit support provided by a third party that is also a competitor, the loss or impairment of which could jeopardize the underlying arrangements. Such credit support provided to third-party data center developers or hardware providers, from which we derive no direct contractual rights or obligations, may also affect the availability and cost of data center capacity and hardware generally. Additionally, new tariffs or import fees enacted after the effective date of certain arrangements may be passed through to us as additional costs. Any delay in or limitation on the amount of compute delivered to us could adversely affect our business.
The capital-intensive and long-term nature of leasing and equipping data center capacity creates financial risk, as large upfront investments and long-term payment commitments must be made months before facilities become fully operational. If our compute requirements or technology needs change, we may find ourselves with leased or dedicated infrastructure that is poorly suited to our actual needs, and technological changes in AI hardware or training methodologies could render such infrastructure less efficient than newer alternatives.
Unlike CSP arrangements where compute can be adjusted relatively dynamically, long-term leases, reserved compute, and dedicated infrastructure investments are much less flexible and create long-term financial obligations regardless of whether the capacity continues to meet our needs. For example, certain of our dedicated power and data center infrastructure arrangements have initial terms of 20 years with annual escalators and include take-or-pay compute payment obligations and uncapped fuel cost pass-throughs that apply for the duration of the term regardless of actual utilization.
Our increasing efforts to build out our compute and infrastructure require substantial capital expenditures and are changing the cash flow profile of our business. Whereas the compute purchased through our CSP arrangements is generally paid as the compute becomes available to us, we expect an increasing portion of our compute and infrastructure investment to take the form of capital expenditures and other commitments, including lease obligations, that require significant upfront payments well in advance of the related compute becoming operational. Our existing commitments are substantial, and we expect our capital expenditures to increase significantly as we continue to expand our compute and infrastructure build-out. See the section titled
“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and
Capital Resources” for more information. As a result, we expect these investments to result in significant net

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
cash used in operating and investing activities for the foreseeable future, and our net cash used in these activities may increase regardless of whether our financial performance improves. The magnitude and timing of these investments are inherently uncertain and may change materially over short periods, including as a result of decisions to accelerate or expand our build-out, and such changes could rapidly and significantly alter our expected results of operations and cash flows for a given period. If our cash flows from operations and available capital are insufficient to fund these investments, we may be required to raise additional capital on unfavorable terms or to reduce, defer, or forgo planned investments, any of which could adversely affect our business, financial condition, and results of operations.
If we are unable to successfully execute on our data center infrastructure initiatives, experience significant delays or cost overruns, or find that the infrastructure we lease, deploy, or build does not meet our evolving needs, we may not realize the expected benefits of these investments, which could adversely affect our business, financial condition, and results of operations.
We may not successfully build, expand, and deploy our sales and marketing organization in a timely manner, or we may not successfully hire, retain, train, and motivate our sales personnel.
We have grown, and will continue to grow, our direct sales force. Whether we are able to increase our sales to existing customers, identify and engage new customers, and enter new U.S. and non-U.S. markets, each with a focus on broadening use of our models, platform, and applications across departments and entire organizations, will depend, among other things, on our ability to successfully test new market segments and customer types, validate product-market fit through early customer engagement, timely and effectively scale our sales motions, and adapt quickly when market conditions change. We have limited experience building, managing, and scaling a direct sales force. We have dedicated and plan to continue to dedicate significant resources to sales and marketing programs and to expand our sales and marketing capabilities to target potential customers and achieve broader market adoption of our models, platform, and applications, but there is no guarantee that we will be successful in attracting and maintaining additional customers. Moreover, identifying, recruiting, training, and managing sales personnel requires significant time, expense, and attention, including from our senior management and other key personnel, as there is significant competition for sales personnel with the skills and technical knowledge that we require, including the ability to understand and communicate complex and evolving AI use cases, regulatory considerations, customer risk sensitivities, and rapidly changing product capabilities. These challenges are particularly acute for international expansion, which requires qualified personnel with international experience, language skills, cultural competencies in the geographic markets which we target, and an aligned mission-oriented culture. If we are unable to successfully manage the foregoing risks, our prospects, business, financial condition, and results of operations could be adversely affected.
We periodically make adjustments to our sales and marketing organization in response to market opportunities, product introductions or enhancements, acquisitions, and other internal and external considerations. Any future sales and marketing organization changes may result in a temporary reduction of productivity, which could negatively affect our rate of growth. In addition, any significant change to the way we structure and implement the compensation of our sales and marketing organization may be disruptive or may not be effective and may adversely affect our revenue growth. If we are unable to attract, hire, develop, retain, and motivate qualified sales and marketing personnel, if our new sales personnel are unable to achieve sufficient sales productivity levels in a reasonable period of time or at all, if our marketing programs are not effective, or if we are unable to effectively build, expand, and manage our sales organization and operations, our sales and revenue may grow more slowly than expected or decline, and our prospects, business, financial condition, and results of operations could be adversely affected.
We have a limited history under our current go-to-market strategy, and our efforts to scale and evolve our customer acquisition, engagement, and retention model may not be successful.
We have a limited history selling consumption-based access and subscriptions to our models, platform, and applications under our current business model, and we are continuing to scale our operations and go-to-market strategy. Our future success depends in part on our ability to continue attracting, onboarding, expanding, and retaining customers under this model, including determining whether, when, and how to target, develop, and deepen relationships with individual customers over time. Scaling our operations, including hiring, training,

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
and retaining additional sales, sales engineering, and customer-facing personnel, and evolving our go-to-
market strategy may take more time and require more effort than anticipated, and the results of these efforts are difficult to predict. Our business and operating models have not been fully proven, and our limited history with our current approach makes it difficult to evaluate our prospects, plan for future growth, and forecast our results of operations.
In addition, our strategy and customer mix expose us to competitive and execution risks as the AI market continues to evolve. We have organized our research priorities, our product roadmap, and our go-to-market and
Applied AI teams around enterprise use cases, and much of the diffusion of Claude to date has been organic—
driven by individual users, including software developers and prosumers, who adopt Claude and often serve as internal champions for its broader adoption within their organizations—rather than by a large direct sales organization. This approach has allowed us to scale with a smaller team relative to other large enterprise technology companies, but it assumes that our applications and distribution will be sufficient to deliver the capabilities of our models to customers and that individual adoption will continue to translate into organizational adoption and expansion. Companies with stronger consumer-facing businesses, larger consumer user bases, more established brands, broader distribution, or deeper customer relationships may choose to increase their focus on enterprise customers or enterprise use cases and could leverage their scale, resources, and market presence to compete more effectively with us. In particular, if such competitors capture the individual users from whom our enterprise adoption often originates, whether through their consumer applications, by integrating AI functionality into products those users already use, or otherwise, our pipeline of enterprise opportunities could be reduced in ways that a direct sales organization of our current scale may not be able to offset. Building a substantially larger sales organization, or shifting investment toward consumer and application-layer products to compete for those users, would require significant time and resources beyond our current plans and would involve the trade-offs described in the section titled “—We face intense competition, and if we are unable to compete effectively, our business, financial condition, and results of operations could be adversely affected.” Because we have a limited operating history with our current business model and go-to-
market strategy, we have less experience predicting customer adoption, expansion, and retention patterns, and customers may be slower than expected to adopt our models, platform, and applications or expand usage. Any failure to successfully scale our operations or effectively execute on and refine our go-to-market strategy could adversely affect our business, financial condition, and results of operations.
Sales to enterprise customers involve complexities and risks that could adversely affect our business, financial condition, and results of operations.
We derive a large portion of our revenue from sales to enterprise customers. Our ability to attract, retain, and expand relationships with enterprise customers depends in significant part on our ability to meet their generally heightened operational, technical, security, reliability, and compliance requirements. Enterprises typically expect high levels of system uptime, performance consistency, data security, auditability, internal controls, and scalability, as well as robust support and service levels. These requirements may be heightened for our agentic offerings, where enterprise customers may require detailed logs of each action taken by an autonomous agent within their environment, including the agent’s reasoning, tool invocations, and interactions with external systems. Any inability on our part to provide such logs at the level of granularity customers require could limit adoption of our agentic offerings by enterprises or result in customer attrition. If we are unable to deliver models, platforms, and applications that satisfy these enterprise-grade requirements, or if we experience outages, performance degradation, security incidents, or other operational failures, our ability to retain and expand with enterprise customers could be adversely affected. In particular, as we deploy our Virtual
Collaborators, like Claude Code and Claude Cowork, within enterprise environments, these systems will require broad permissions and deep integrations with customers’ internal tools, data, and workflows in order to operate effectively. The scope of access required for extended autonomous operation within enterprise environments increases the potential consequences of any security incident, unauthorized action, or system error, and customers may be reluctant to grant the level of access necessary for these systems to operate as designed if they are unable to satisfy themselves regarding the security, reliability, and controllability of such systems.
Our sales efforts targeted at enterprise customers also involve risks and challenges that may not be present, or that are present to a lesser extent, with sales to individuals or smaller organizations. These customers typically have longer decision-making cycles, require greater security, functionality, and scalability, expect a broader range of services, demand that providers take on a larger share of risks, require higher levels of customer

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
service and support, and expect greater payment flexibility from vendors. We are often required to spend significant time and resources to familiarize potential customers with the value proposition of our models, platform, and applications, and this process can take substantially longer with enterprise customers.
Enterprises may also require extensive customization, integration support, and vendor evaluations and demand more features than we currently offer or than we can deliver within their expected timeframes, including enterprise-grade functionality such as audit logs, compliance features, security controls, and monitoring tools, which may require us to make additional investments in product development or services capabilities, before committing to a purchase. As a result of these factors, sales opportunities with enterprises require us to devote greater sales and administrative support and professional services resources to each such enterprise customer, which increases our costs, lengthens our sales cycle, and diverts our sales and customer service resources to a smaller number of enterprise customers. We may spend substantial time, effort, and money in our sales efforts without successfully producing any sales. In addition, many enterprise customers procure and deploy our models, platform, and applications through third-party CSP marketplaces, which can introduce additional complexity into the sales and deployment process, including reliance on the CSPs’ procurement, security, and billing workflows and coordination with multiple counterparties. As a result, our ability to attract, retain, and expand relationships with enterprise customers may also depend in part on factors outside of our direct control, including the policies, priorities, and operational requirements of such CSPs.
A number of factors influence the length and variability of our sales cycle. The need to educate potential customers about the uses and benefits of our models, platform, and applications, the discretionary nature of purchasing and budget cycles, competitive evaluation and purchasing approval processes, procurement requirements, legal review of contract terms, and internal budget authorization procedures all contribute to sales cycle variability. The length of our sales cycle, from identification of the opportunity to deal closure, may vary significantly from customer to customer. Sales to enterprises typically take longer to complete than sales to individuals or smaller organizations.
A meaningful portion of our revenue is attributable to a relatively small number of such enterprise customer relationships, which increases the variability of our financial results. Our revenue in any given quarter could be substantially affected if these customers decide to significantly reduce their spend.
Enterprises may have deep existing relationships with our competitors for models, platforms, and applications we do not offer, or relationships with others in the ecosystem, which may delay our sales process or cause us to not succeed with such enterprises.
Enterprise customers are particularly sensitive to our ability to maintain the uptime of our models, platform, and applications, and any degradation in uptime could adversely affect our ability to retain and expand with our enterprise customers. Sustaining the uptime, performance, and scale that enterprise customers expect can place additional demands on our overall compute, and any failure of our capacity management systems to direct sufficient compute to support such demands could adversely affect our ability to serve all workloads. For more information about the foregoing, see the section titled “—If we fail to manage our technical operations infrastructure, or experience service outages, interruptions, or delays in the deployment of our models, platform, and applications, our results of operations may be adversely affected.”
Our sales strategy for these enterprise customers also depends on our ability to build and maintain an effective sales organization. If we fail to effectively manage these risks associated with sales to enterprises, our business, financial condition, and results of operations could be adversely affected. For additional discussion of our personnel related risks, see the section titled “—We may not successfully build, expand, and deploy our sales and marketing organization in a timely manner, or we may not successfully hire, retain, train, and motivate our sales personnel.”
If our marketing strategies, such as our free trials and free tiers, fail to generate the benefits we expect, or if their costs exceed those benefits, our ability to grow our revenue could be adversely affected.
A portion of our users access our models, platform, and applications through free tiers or promotional offerings, and we seek to convert these users into paying customers over time. We may not always be successful in doing so, as free users may be satisfied with the limited functionality available in free tiers, may not have budgets to support paid subscriptions, or may choose to use our free offerings indefinitely without converting to paid

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
plans. The availability of free tiers may cannibalize potential paid subscriptions, as some users who would have otherwise paid for our services may instead rely exclusively on free access. Additionally, providing free access to our models, platform, and applications involves costs, including compute and infrastructure, customer support, and other operational costs. In addition, we offer free access in significant part to build awareness of, familiarity with, and engagement with our products, and as a means of reaching individuals engaged in knowledge work outside of a business or organizational context. However, these benefits are inherently difficult to measure, free usage may not generate the awareness or advocacy we expect, and individual adoption of our products may not translate into organizational adoption or expansion. See the section titled “—We have a limited history under our current go-to-market strategy, and our efforts to scale and evolve our customer acquisition, engagement, and retention model may not be successful.”  If the costs of supporting free users exceed the value we derive from their eventual conversion or other benefits such as network effects and word-of-mouth referrals, our business, financial condition, and results of operations could be adversely affected.
If we fail to maintain high-quality customer support, our ability to retain and expand customers could suffer, which may adversely affect our prospects, business, financial condition, and results of operations.
Our customers rely on our customer support services to resolve issues and realize the full benefits that our models, platform, and applications provide. In order to deliver high-quality customer support and engagement, we must successfully assist our customers in deploying and continuing to use our models, platform, and applications, resolve performance issues, discover and deploy our models, platform, and applications in new use cases, provide hands-on technical implementation, customization and solution engineering support, provide training and guidance to help customers effectively adopt and scale their use of our models, platform, and applications, address interoperability challenges, and respond to security threats and cyberattacks and performance and reliability problems that may arise from time to time. The importance of our support function will increase as we expand our business and pursue new customers. Many enterprises have complex internal systems and require high levels of focused support to fully realize the benefits of our models, platform, and applications. If we do not help our customers quickly resolve issues and provide effective ongoing support and enablement, or a market perception develops that we do not maintain high-quality customer support and experience, our ability to maintain and expand our subscriptions to existing and new customers could suffer, particularly with respect to our enterprise customers.
In addition, our growth model depends significantly on driving deeper adoption and expanded use cases within our existing customer base. If we are unable to effectively provide support and integration efforts that enable customers to identify, deploy, and scale additional high-value use cases, demonstrate measurable return on investment, or integrate our models, platform, and applications into their core workflows, customers may limit usage, fail to renew at expected levels, or reduce their spend, which could materially slow our revenue growth.
Further, there can be no assurance that we will be able to hire sufficient support personnel as and when needed, particularly if our sales exceed our internal forecasts. We expect to continue to increase our customer base, and that growth may put additional pressure on our customer support teams, which may require additional personnel to respond to customer demand. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for services. To the extent that we are unsuccessful in hiring, training, and retaining adequate support personnel, our ability to provide high-quality and timely support to our customers will be negatively impacted, and our customers’ satisfaction and their use and subscription of our models, platform, and applications could be adversely affected.
In addition, as we continue to grow our operations and reach a larger and increasingly global customer base, we need to be able to provide efficient services that meet our customers’ needs globally at scale, and our customer support teams may face additional challenges, including those associated with delivering support, training, and documentation in languages other than English and providing services across expanded time-zones. If we are unable to manage the foregoing risks, our business, financial condition, and results of operations could be adversely affected.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Our product and investment decisions may not prioritize short-term financial results and may not align with investor expectations or preferences, which could adversely affect the market price of our Class A common stock.
Our product and investment decisions are informed in large part by our commitment to AI safety, expanding our models, platform, and applications securely and responsibly, and providing high quality customer support, all of which, in addition to our status as a PBC, may not necessarily maximize short term financial results. While we generally believe that our product and investment strategy will improve our long-term financial results, we regularly make product and investment decisions that may or may be perceived to negatively impact our short-
term revenue or ability to achieve and sustain profitability. For example, we have in the past delayed the release of new models or features, limited their availability, imposed usage restrictions, or constrained certain functionality until we determined that sufficient safety testing, evaluations, or mitigations were completed, such as with Mythos through Project Glasswing, which may have had a negative impact on our short-term revenue, and we may do so again in the future.
Our focus on AI safety and responsible deployment may also require us to incur significant additional costs, including increased research and development expenses, additional personnel and infrastructure, and foregone or delayed revenue opportunities relative to competitors that may prioritize speed to market, broader access, or more permissive use of their products. These decisions may reduce customer adoption, limit usage by certain customers or use cases, or make our offerings less attractive, particularly when compared to competitors that do not adopt similar constraints.
In addition, as we focus on responsibly growing our customer base and engagement across our models, platform, and applications, we may make product, pricing, or access decisions that lead to less short-term profits or engagement compared to our competitors. Customers, partners, or investors may not agree with or fully understand these decisions and may perceive them as limiting our competitiveness or commercial potential, which could adversely affect our reputation, customer relationships, market adoption, or valuation.
We cannot assure you that our long-term strategy will ultimately result in superior financial performance or that the anticipated long-term benefits of these decisions will be realized on the timeline we expect, or at all.
Any of the foregoing risks could adversely affect our business, financial condition, and results of operations.
Our investments in new products, technologies, and business initiatives may not produce the expected benefits and could adversely affect our business.
We regularly make decisions to invest in new products, technologies, business lines, and strategic initiatives, including in areas outside our current core offerings, and the outcomes of these investments are inherently uncertain. These initiatives often require significant upfront investments of capital, research and development resources, and management attention, and their outcomes may not achieve widespread market adoption, may not generate revenue at anticipated levels, may take longer than expected to mature, or may fail entirely. In addition, reallocating resources from our core offerings to pursue new initiatives could slow growth in existing products, reduce operating efficiency, or weaken our competitive position if those initiatives do not succeed. If our investments in new products or business lines do not produce the long-term benefits we anticipate, our business, financial condition, results of operations, and prospects could be adversely affected.
Certain of these initiatives, including our life sciences research program, which involves operating laboratory facilities, and our research in robotics and physical AI, require us to engage in activities outside our historical experience as a software and research organization, such as handling biological and chemical materials, operating laboratory and robotic equipment, and complying with biosafety, occupational health and safety, environmental, hazardous materials, and, potentially, preclinical and clinical research regulations. These activities expose us to categories of liability, including for workplace injury and environmental contamination, that differ from those associated with our core business, and any drug candidates or other discoveries resulting from these efforts would face the lengthy, costly, and uncertain development and regulatory pathways characteristic of the life sciences industry, and may never generate revenue.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
If we fail to manage our technical operations infrastructure, or experience service outages, interruptions, or delays in the deployment of our models, platform, and applications, our results of operations may be adversely affected.
Our systems and operations are subject to disruptions resulting from changes to our technology infrastructure.
We have experienced, and may continue to experience, service interruptions or degraded performance due to software deployments, configuration changes, system updates, and new model introductions. These disruptions may adversely affect our ability to service customers and could result in lost revenue, customer attrition, or reputational harm. Further, our mitigation efforts and processes may be insufficient to prevent or minimize the impact of system changes on service availability, and we may lack adequate testing, rollback procedures, or monitoring capabilities to detect and remediate issues arising from system changes in a timely manner. For example, in March 2026, we experienced a service outage and periods of degraded performance resulting from a combination of factors, including a significant and rapid increase in usage demand, compute constraints in certain components of our infrastructure, and other factors. Although we have taken and continue to take steps to address these issues, including migrating to more scalable infrastructure and enhancing our operational processes, similar incidents may occur in the future.
In addition, continued growth in our customer base could place additional demands on our models, platform, and applications and could cause or exacerbate slowdowns or interrupt the availability of our models, platform, and applications. If there is a substantial increase in the volume of usage of our models, platform, and applications, we will be required to further expand and upgrade our technology and infrastructure. Any substantial increase in usage will also require increased compute. Because our compute is procured well in advance based on projected demand across all workloads, a significant acceleration in customer demand could cause aggregate capacity to fall short of the levels required to support all of our workloads concurrently at the scale we intend. If our committed compute proves insufficient, or the composition of our committed compute portfolio differs materially from our demand forecasts, we may experience service disruptions, degraded response times, or limitations on customer and user access to our models, platform, and applications, while also experiencing constraints on the compute available to support ongoing model development. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our models, platform, and applications or expand and upgrade our systems and infrastructure to accommodate such increases on a timely basis. If our users are not able to access our models, platform, and applications or encounter slowdowns, we may lose customers or partners. In order to remain competitive, we must continue to enhance and improve the responsiveness, functionality, and features of our models, platform, and applications and the underlying compute infrastructure supporting them. Our disaster recovery plan may not be sufficient to address all aspects or any unanticipated consequence or incidents, and our insurance may not be sufficient to compensate us for the losses that could occur.
Moreover, Amazon, Google, and Microsoft provide substantial portions of the compute infrastructure that we use to host our models, platform, and applications and many of the internal tools we use to operate our business. Any significant disruption of, limitation of our access to, or other interference with this infrastructure would negatively impact our operations, degrade the availability and performance of our models, platform, and applications, and could cause us to lose customers who are unable to access or experience difficulties accessing our models, platform, and applications. Even absent a full disruption, the level of service provided by Amazon,
Google, and Microsoft could affect the availability or speed of our models, platform, and applications, which may also impact the usage of, and our customers’ satisfaction with, our models, platform, and applications and could seriously harm our business and reputation.
Any transition of the services and infrastructure currently provided by Amazon, Google, and Microsoft to another CSP would require significant time and expense and could further disrupt or degrade delivery of our models, platform, and applications. Such a transition could require us to re-architect portions of our infrastructure, retrain or migrate models and large datasets, incur data transfer and duplication costs, and adapt our systems to new tools and configurations, which could result in operational delays and reduced performance during the transition period. If Amazon, Google, or Microsoft increases pricing terms, terminates or seeks to terminate our contractual relationship, whether for competitive reasons or otherwise, establishes more favorable relationships with our competitors, or changes or interprets its terms of service or policies in a manner that is unfavorable with respect to us, our business, financial condition, and results of operations could be adversely affected.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
In addition, an increasing portion of our compute is hosted in dedicated data center facilities that are leased and operated on our behalf by third parties rather than by our CSPs, and we expect this portion to grow. Certain of these operators have a limited operating history, and these facilities may have less geographic redundancy, failover capacity, or operational tooling than those of large-scale cloud environments, such that an equipment failure, cooling or network disruption, or operator error at a single facility could affect a meaningful portion of our available capacity. Moreover, the continuous availability of our models, platform, and applications depends on the reliable supply of electrical power and water to the facilities that host our infrastructure, whether operated by our CSPs or on our behalf. Utility outages, shortages, price increases, or required curtailment of power during periods of peak demand, whether in connection with or outside of natural disasters or other catastrophic events, could interrupt or degrade the provision of our services in the ordinary course of our business. See the sections titled “—Constraints on the critical inputs supporting compute could limit our ability to secure adequate compute.” and “—Our business, financial condition, and results of operations may be adversely affected by war, terrorism, natural disasters, public health crises, political crises, or other unexpected events.”
If we are unable to make acquisitions and investments, or successfully integrate them into our business, our business, financial condition, and results of operations could be adversely affected.
As part of our business strategy, we will continue to consider a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services, and other assets and strategic investments that complement our business. We have previously acquired and continue to evaluate targets that operate in relatively nascent markets, and there is no assurance that such acquired businesses will be successfully integrated into our business or generate substantial revenue. In addition, we may overpay for acquisition targets or make investments at valuations that do not ultimately prove justified by the targets’ performance, strategic value, or market conditions, which could adversely affect our financial condition.
We may be unable to identify or complete prospective and attractive strategic transactions for many reasons, including competition from other potential acquirers, the effects of consolidation in our industry, and potentially high valuations of acquisition candidates. Even if we identify strategic transactions or enter into agreements with respect to such transactions, applicable antitrust laws and other regulations may limit our ability to acquire targets or force us to divest all or a portion of our business or an acquired business. If we are unable to identify suitable targets or complete acquisitions, our growth prospects may suffer, and we may not be able to realize sufficient scale and technological advantages to compete effectively.
Acquisitions involve many risks, any of which could adversely affect our business, financial condition, and results of operations, including:
•intense competition for suitable acquisition targets, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;
•failure or material delay in closing a transaction;
•transaction-related lawsuits or claims;
•difficulties in integrating the technologies, operations, existing contracts, and personnel of an acquired company;
•difficulties in retaining key employees, business partners, or customers of an acquired company;
•challenges with integrating the brand identity of an acquired company with our own;
•diversion of financial and management resources from existing operations or alternative acquisition opportunities;
•failure to realize the anticipated benefits or synergies of a transaction at all or within the expected timeframe;
•the incurrence of debt or dilution related to equity issuances in connection with a transaction;

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
•failure to identify or address the problems, liabilities, or other shortcomings or challenges of an acquired company or technology, including issues related to copyrights and other intellectual property, regulatory compliance practices, litigation, revenue recognition, or other accounting practices, or employee or user issues;
•risks that the acquired company could have a negative impact on our company culture;
•risks that regulatory bodies may enact new laws or promulgate new regulations that are adverse to an acquired company or business;
•risks that regulatory bodies do not approve our acquisitions or business combinations or delay such approvals;
•theft of our trade secrets or confidential information that we share with potential acquisition candidates;
•risk that an acquired company or investment in new services cannibalizes a portion of our existing business; and
•adverse market reaction to an acquisition.
If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, services, and other assets, strategic investments, and other strategic transactions, or if we otherwise fail to realize the expected benefits of such acquisitions or investments, our business, financial condition, and results of operations could be adversely affected.
Unfavorable media coverage regarding our business, our models, platform, and applications, the impacts of AI, and the AI industry more broadly could adversely affect our business, financial condition, and results of operations.
As our business has grown and as interest in us and the AI industry overall has increased, we have attracted, and may continue to attract, significant media coverage, public commentary, and scrutiny from time to time.
This coverage and commentary have included, and we expect will continue to include, recurring narratives concerning the potential adverse societal impacts of AI, including that AI may displace or eliminate jobs, may be misused or otherwise cause harm, and may pose catastrophic or existential risks to humanity. We have been, and may continue to be, a particular focus of such narratives, and unfavorable coverage of the AI industry generally may be attributed to us, in each case regardless of whether the underlying concerns are well-founded or specifically applicable to our models, platform, or applications. Unfavorable publicity regarding us, our partners, or the AI industry more broadly could adversely affect our reputation and brand, as described in the section titled “—If we are unable to maintain and enhance our brand and reputation, our business, financial condition, and results of operations may be adversely affected.” Negative media coverage, including public figures making negative or threatening statements about our company, whether accurate or not, could also adversely affect our brand and reputation and may reduce market acceptance of our models, platform, and applications or impair our ability to attract and retain customers. As public awareness of our brand increases, any issues that draw media attention may have an amplified adverse effect on our reputation. If unfavorable media coverage or adverse public perceptions persist or intensify, the demand for our models, platform, and applications could decline and our brand, business, financial condition, and results of operations could be adversely affected.
We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which may adversely affect our business, financial condition, and results of operations.
As a public company, we will incur greater legal, accounting, and other expenses than we incurred as a private company. For example, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”), the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), the Dodd-Frank Wall
Street Reform and Consumer Protection Act, the rules and regulations of the SEC, and the listing standards of the Nasdaq Global Select Market. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. Compliance with these

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
requirements will increase our legal, accounting, and financial compliance costs, and increase demand on our systems, making some activities more time-consuming and costly. In addition, changing laws, regulations, and standards relating to reporting obligations and corporate governance disclosure are creating uncertainty for public companies, which could result in continued uncertainty regarding compliance matters and higher costs.
We expect these rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.
As a public company, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. In that regard, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. In addition, as a public company, we may be subject to stockholder activism, which can lead to substantial costs, distract management, and impact the manner in which we operate our business in ways we cannot currently anticipate.
As a result of disclosure of information in this prospectus and in our public filings with the SEC as required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition, and results of operations may be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, may divert the resources of our management and our board of directors, and adversely affect our business, financial condition, and results of operations.
Further, many members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws and regulations pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our management and may divert their attention away from the day-to-day management of our business, which may adversely affect our business, financial condition, and results of operations.
Our business, financial condition, and results of operations may be adversely affected by war, terrorism, natural disasters, public health crises, political crises, or other unexpected events.
War, terrorist attacks, and other acts of political violence, or any significant natural disaster, such as an earthquake, fire, hurricane, tornado, flood, or significant power outage, may disrupt our operations, mobile networks, the internet, data centers, or the operations of our partners or third-party service providers, and the impact of climate change may increase these risks. In particular, our corporate headquarters are located in the
San Francisco Bay Area, a region known for seismic activity and increasingly for the threat of fires. In addition, any public health crises, pandemics, political crises, terrorist attacks, war and other political or social instability, other geopolitical developments, or other catastrophic events, whether in the United States or in
non-U.S. geographies, may adversely affect our operations or macroeconomic conditions. For example, an act of terrorism, armed conflict, or escalation of geopolitical tensions could result in physical damage to or destruction of data centers and other critical infrastructure, whether owned or operated by us or our third-party providers, as well as disruptions to power, cooling, or network connectivity necessary to operate such facilities.
The impact of any of the foregoing or other disruption to us, our partners, or other third parties may result in system interruptions and degradation, reputational harm, delays in our product development, lengthy interruptions in our services, data breaches, malware, and other security or hacking incidents, all of which may adversely affect our business, financial condition, and results of operations. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. Further, the insurance we maintain may be insufficient to cover our losses resulting from such business interruptions, and any incidents may result in loss of, or increased costs of, such insurance.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
If we are unable to ensure that our models, platform, and applications interoperate with a variety of software applications that are developed by others, including our integration partners, we may become less competitive and our business, financial condition, and results of operations may be adversely affected.
Our models, platform, and applications must integrate with a variety of hardware and software platforms, and we need to continuously modify and enhance our models, platform, and applications to adapt to changes in hardware, software, and browser technologies. In particular, we have developed our models, platform, and applications to be able to easily integrate with third-party applications, including the applications of software providers that compete with us as well as our partners, through the interaction of APIs. In general, we rely on the providers of such software systems to allow us access to their APIs to enable these integrations. We are typically subject to standard terms and conditions of such providers, which govern the distribution, operation, and fees of such software systems, and which are subject to change by such providers from time to time. Our business will be harmed if any provider of such software systems:
•discontinues or limits our access to its software or APIs;
•modifies its terms of service or other policies, including fees charged to, or other restrictions on us, or other software developers;
•changes how information is accessed by us or our customers;
•establishes more favorable relationships with one or more of our competitors; or
•develops or otherwise favors its own competitive offerings over our models, platform, and applications.
Further, we depend in part on operating systems, including mobile operating systems such as iOS and Android, and their respective application stores, such as Apple’s App Store and Google’s Play Store, to drive downloads of our Claude app. If such operating systems or application stores limit the availability of our app, make changes that degrade the functionality of our app, increase the cost of using our app, impose terms of use unsatisfactory to us, or modify their search or ratings algorithms in ways that are detrimental to us, or if our competitors’
placement in such mobile operating systems’ application store is more prominent than the placement of our app, our user growth could be adversely affected. Any changes in such operating systems and application stores that degrade the functionality of our app or give preferential treatment to our competitors’ apps could adversely affect our platform’s usage across devices. Some marketplaces have explored changing their policies regarding what content is acceptable within an application. If we are unable to adapt to such changes, this could adversely affect our platform’s access to and usage within those ecosystems. As new mobile devices and mobile platforms are released, there is no guarantee that certain mobile devices will continue to support our platform or effectively roll out updates to our apps. Additionally, in order to deliver a high-quality app, we need to ensure that our models, platform, and applications are designed to work effectively with a range of mobile technologies, systems, networks, and standards. We may not be successful in developing or maintaining relationships with key participants in the mobile industry that enhance users’ experience. If users encounter any difficulty accessing or using our apps on their mobile devices or if we are unable to adapt to changes in popular mobile operating systems, our prospects, business, financial condition, and results of operations could be adversely affected.
Third-party models, platforms, and applications are constantly evolving, and we may not be able to modify our models, platform, and applications to assure their compatibility with that of other third parties. In addition, some of our competitors may be able to disrupt the operations or compatibility of our models, platform, and applications with their models, platforms, or applications, or exert strong business influence on our ability to, and terms on which we operate our models, platform, and applications. Should any of our competitors modify their products or standards in a manner that degrades the functionality of our models, platform, and applications or gives preferential treatment to competitive models, platforms, or applications, whether to enhance their competitive position or for any other reason, the interoperability of our models, platform, and applications with these products could decrease and our business, financial condition, and results of operations could be adversely affected. Further, if we are not permitted or able to integrate with these and other third-
party applications in the future, our business, financial condition, and results of operations could be adversely affected.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Many of the risks we face are interconnected and may compound or trigger cascading adverse effects across our business, which could amplify their overall impact.
Our business and operations are subject to numerous risks and uncertainties, as described in this “Risk
Factors” section, many of which are interrelated, such that the occurrence of one risk event may exacerbate or trigger additional risk events, and the combined effect may be materially greater than the impact of any individual risk event in isolation. For example, unfavorable developments in intellectual property laws or adverse outcomes in copyright or other litigation could require us to modify, retrain, or limit the capabilities of our models, increasing costs and reducing the performance or competitiveness of our models, platform, and applications, which could in turn harm customer demand, revenue, and our reputation and brand. In addition, constraints on the availability or cost of compute could similarly limit our ability to develop and deploy advanced models, delay product launches, reduce service reliability, and adversely affect our revenue growth, while also affecting customer trust and perception of our offerings. If our revenue growth is limited and we do not have sufficient additional sources of capital, we may be unable to acquire necessary compute or invest in our talent to remain at the technological frontier or to support our customers, or we may face breaches of covenants or defaults under the A&R Credit Agreement and certain of our commercial agreements. If we were to breach covenants or default under the A&R Credit Agreement or certain of our commercial agreements, such an event could trigger cross-defaults, accelerate repayment obligations, restrict our access to capital, and further constrain our operations and growth, potentially magnifying other financial, operational, and reputational risks. Because these and other risks may interact in complex and unpredictable ways, particularly in a fast-moving industry characterized by technological change, evolving regulation, and emerging business models, we may not be able to foresee or effectively manage all potential consequences. If one risk triggers or intensifies others, or if multiple adverse events occur concurrently or in close succession, our prospects, reputation, business, financial condition, and results of operations could be adversely affected.
Risks Related to Privacy, Cybersecurity, and Intellectual Property
The application of certain copyright law doctrines and contractual interpretations of open-
source licenses to modern AI model training are uncertain.
The application of certain copyright law doctrines and contractual interpretations of open-source licenses to modern AI model training has not been authoritatively resolved by U.S. and non-U.S. courts as of this date. We have a good faith belief that we own or possess all sufficient legal rights and/or defenses to the training data used in or with our AI models, platform, and applications, which is based in part on our belief that our use or acquisition of the training data used in or with our AI models, platform, and applications constitutes “fair use”
of such training data under copyright law doctrine. In addition, copyright laws in some jurisdictions outside the
United States generally do not recognize fair use, and our reliance on analogous exceptions is subject to evolving conditions and to adverse or unsettled judicial interpretation in those jurisdictions. If a court of law disagrees with our belief that our use or acquisition of such training data constitutes fair use or otherwise concludes that it violates copyright law, for example, by adopting the reasoning in Bartz (as defined below), including without limitation in currently active litigation against us or another company in our industry, our business may be adversely affected. In particular, adverse rulings in litigation involving other AI developers, regardless of the specific facts, data practices, or legal theories at issue in those cases, could establish legal precedents or interpretations of copyright law that apply broadly across the industry and limit our ability to train, develop, or deploy AI models, even if our own data procurement and usage practices differ. Such outcomes could restrict access to certain categories of training data, narrow the scope of available legal defenses, or impose new licensing, compliance, or operational requirements across the AI industry. For example, if we cannot rely on the fair use doctrine to access copyrighted work for training our models, we may be required to pay significant fees to obtain a license to such training data or our ability to further develop our models, platform, and applications and distribute models trained on such data at issue could be adversely affected. In addition, an adverse ruling against us or another company in our industry could result in injunctive relief that restricts our ability to use or distribute models trained on the data at issue or could require us to retrain affected models from scratch at substantial cost. If we are unable to manage the foregoing risks, our business, financial condition, and results of operations could be adversely affected.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
We are subject to complex and evolving laws, regulations, and other legal obligations related to privacy and data protection, and any actual or perceived failure to comply with such obligations could adversely affect our business, financial condition, and results of operations.
We are subject to a range of laws and regulations in the EU, the United States, and other jurisdictions, and other legal obligations relating to privacy, data protection, and the collection, use, transfer, storage, and other processing of data. These laws, regulations, and other legal obligations vary across jurisdictions, and include comprehensive frameworks such as the General Data Protection Regulation 2016/679 (“GDPR”), laws that impose sector-specific obligations, and those that impose specific requirements or restrictions on the handling of particular types of data, such as personal data that is considered sensitive. These obligations are not harmonized, continue to evolve in scope, and may conflict or impose overlapping or inconsistent obligations.
Further, these laws and regulations, as well as other laws and regulations not originally enacted to address privacy or data protection, continue to evolve as they are applied to new technologies, including AI, and may be interpreted or enforced in ways that are inconsistent, unclear, novel, or subject to significant regulatory discretion. New or evolving laws, regulations, and regulatory interpretations, or the novel or inconsistent application of existing laws and regulations to us, or our evolving contractual or other legal obligations, including those that arise as we seek to enter into new markets or product offerings, may require us to modify our models, platform, and applications, policies, and practices, delay or limit the development or deployment of certain features, increase compliance costs, and result in fines or penalties.
Our compliance obligations and expenditures, and our exposure thereunder, may vary depending on both how customers access and use our models, platform, and applications, including through our first-party offerings or third-party distribution channels, and on the nature of data processed in connection with those offerings. For example, our costs and regulatory exposure may vary based on the demands we receive from individuals, regulators, and other parties seeking to exercise rights under privacy or data protection laws. We may be subject to additional obligations, restrictions, or exposure in connection with the processing of data that is considered sensitive under applicable laws. In connection with the development, deployment, and improvement of our services, including model training, improvement, and inference, we may face claims or assertions that our use or processing of data, such as personal, sensitive, or confidential data, is inconsistent with our obligations.
Failure to secure data against risks to its confidentiality, integrity, or availability may result in legal obligations, such as notification obligations to individuals, regulators, or customers, which could result in additional legal and reputational risk.
Any actual or perceived failure or inability by us, our personnel, or third parties acting on our behalf to comply with applicable privacy or data protection requirements, our contractual commitments, or our public statements regarding our data practices could result in investigations, litigation, fines, penalties, or other liability; require us to change our models, platform, and applications, policies, or practices; reduce customer demand or harm our reputation; require us to make public disclosures that could expose us to reputational and legal risks; and otherwise adversely affect our business, financial condition, and results of operations.
We process personal and sensitive data for AI safety, and any actual or perceived failure to comply with the legal and regulatory obligations applicable to such processing could adversely affect our business, financial condition, and results of operations.
Our commitment to AI safety requires us in some cases to access, collect, and process personal and sensitive data. While our approach and mechanisms relating to handling personal and sensitive data are designed to improve AI safety, they also subject us to compliance with evolving industry practices, laws and regulations, and increased risks related to the processing of sensitive data, such as increased risks of harm or litigation if we experience a security incident. Further, laws and regulations not originally enacted to address AI safety are being applied to AI safety and may be increasingly interpreted or enforced in ways that are inconsistent, unclear, novel, or subject to significant regulatory discretion. Any actual or perceived failure to comply with AI safety requirements or our processing of personal or sensitive data for AI safety, or any actual or perceived security incident involving such data, could result in investigations, litigation, fines, penalties, or other liability;
require us to change our policies or practices; reduce customer demand or harm our reputation; require us to make public disclosures that could expose us to reputational and legal risks; and otherwise adversely affect our business, financial condition, and results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Any security breaches or other incidents, including those that affect our networks, systems, or data, or the networks, systems, or data of our service providers, suppliers, or customers, could adversely affect our business, financial condition, and results of operations.
We store, handle, and otherwise process confidential, proprietary, and personal information, and our customers use our models, platform, and applications to process similarly sensitive information. We experience security risks, cyberattacks, and other attempts to gain unauthorized access to our information, sites, networks, systems, models, platform, and applications. These have resulted in, and may in the future result in, breaches of our security measures or those of our third-party service providers; unauthorized access to our sites, networks, systems, and accounts; unauthorized access to, and misappropriation of, personal, confidential, or proprietary information belonging to us, our customers, or others; viruses, worms, spyware, or other malware being served from our models, platform, and applications, networks, or systems; deletion or modification of content; the display of unauthorized content on our models, platform, and applications; interruption, disruption, or malfunction of operations; and other risks.
We have in the past faced and in the future may face risks of phishing schemes and other cyberattacks, including by nation-states and state-sponsored actors, that continue to evolve in sophistication and volume, and may inherently be difficult to detect. Our proprietary model weights, corporate and financial data, and other core intellectual property represent particularly high-value targets for state-sponsored espionage and theft, and security researchers have identified frontier AI companies as priority targets for non-U.S. intelligence services. The efforts of such state-sponsored actors to target us will likely increase over time, especially as we develop models with next-generation capabilities, and they may specifically target models which have not, or have not yet, been released to the general public. For example, in light of its advanced cyber vulnerability discovery capabilities, state-sponsored actors may conduct cyberattacks specifically targeting Mythos.
Our security capabilities continue to evolve, and certain aspects of our security program may not be sufficient to fully address the most sophisticated malicious actors, including well-resourced nation-state or state-sponsored groups, especially as those groups develop or obtain more powerful technology, which may include AI technology with offensive capabilities similar to those displayed by Mythos. While we are actively investing in and enhancing our security infrastructure and controls, we have operated in the past, and may in the future operate, for periods of time with known limitations or gaps in our defenses as we continue to mature our security posture, and no information security program can be expected to prevent all possible incidents. There can be no assurances that we will be able to prevent or adequately detect and defend against all cyberattacks or other cybersecurity incidents affecting our systems, including incidents caused by nation-state and state-
sponsored actors. An unauthorized exfiltration of our model weights could enable adversaries to bypass significant research investment, eliminate key competitive advantages, and potentially raise national security concerns if such technology is acquired by malicious actors. Further, if our model weights were obtained by unauthorized actors, such actors may be able to deploy such models outside of our usage policies, safety mechanisms, or monitoring frameworks, which could enable harmful or misuse scenarios that our safeguards are designed to prevent and could subject us to regulatory, reputational, or public scrutiny for having developed such capabilities.
We have faced and expect to face insider threat risks and vulnerabilities related to hiring processes, identity verification, remote work environments, and compromised devices that could enable unauthorized access to sensitive systems or information. We have been and expect that we will continue to be targeted by individuals seeking employment under false identities, or with ulterior or malicious motives for seeking employment with us and the third parties on which we rely. We also face the risk that employees, contractors, or other personnel with authorized access to our systems, model weights, or other sensitive information may be compromised after joining us, including due to efforts by state-sponsored actors, competitors, or others to recruit, bribe, coerce, or otherwise induce such personnel, or to compromise their credentials or devices, in order to misappropriate sensitive information, enable unauthorized access, or introduce vulnerabilities into our systems, models, or products. Because personnel with authorized access to our model weights and other core intellectual property are particularly attractive targets, and because our remote and distributed work environment and our reliance on third-party vendors for certain key processes may limit our visibility into such conduct, we may be unable to prevent or timely detect these insider threats. In addition, in certain jurisdictions in which we operate or in which our vendors or the operators of facilities hosting our infrastructure are located, such personnel, vendors, or operators may be legally compelled to cooperate with government authorities including intelligence and

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
security agencies, in ways contrary to our interests, such as by providing access to our systems, data, or model weights. The laws of those jurisdictions may prohibit the affected parties from notifying us of such demands and may afford us limited or no ability to challenge them, and because such cooperation may be lawful where it occurs and involves personnel acting within their authorized access, our insider-threat and other security controls may not detect it.
We have also seen, and expect to continue to see, industry-wide software supply chain vulnerabilities and attacks, which could affect our or third parties’ systems, or the security of our models, platform, and applications. Geopolitical tensions or armed conflicts around the world may increase these risks. As a result, we may be unable to prevent or timely detect all attempts to access or exfiltrate sensitive information, including by actors with substantial technical, financial, or geopolitical resources.
As we continue to develop and deploy new features, including those incorporating AI, our systems are exposed to additional or evolving security risks, including those arising from emerging or imperfectly understood AI-
specific threat vectors. Such AI-specific threats include prompt injection attacks that manipulate model behavior through malicious inputs, attempts to replicate or reverse engineer our proprietary models through systematic API queries, adversarial inputs designed to cause model failures or misclassifications, malicious corruption of training data that could compromise model integrity, and vulnerabilities in continuous integration and deployment pipelines that could allow insiders or other actors to inject malicious code that is subsequently propagated or amplified through AI-assisted development workflows. Such attacks may be difficult to detect, may not be addressed by traditional cybersecurity defenses, and may require specialized expertise, techniques, and infrastructure to mitigate. Further, features that rely on AI may be particularly susceptible to unanticipated vulnerabilities as both our understanding and the broader market’s understanding of AI-related security risks and mitigation techniques continue to develop. Our efforts to mitigate the foregoing risks may result in false positives and our mistakenly limiting or blocking certain users from accessing our technology, which could result in potential litigation or regulatory action.
In addition, our agentic offerings interact with external tools, APIs, databases, code repositories, and other third-party systems, creating cybersecurity attack surfaces that are distinct from those applicable to traditional
AI models. An adversary could manipulate the content of an external data source, API response, document, or web page processed by an agent to cause the agent to take harmful or unauthorized actions based on that manipulated input. An attacker could also attempt to compromise an active agent session and redirect the agent to perform malicious actions using the customer’s authenticated credentials and permissions. Because our agentic offerings are designed to take autonomous actions with real-world consequences, including executing code, modifying files, sending communications, and completing transactions, a successful exploitation of these agentic attack surfaces could result in data exfiltration, unauthorized transactions, code injection, or other adverse effects, potentially across multiple customer deployments simultaneously. Traditional cybersecurity defenses, including firewalls, input validation, and access controls, may not be fully effective against these novel threat vectors, and the security community’s understanding of agentic-specific attack surfaces is still developing.
We have in the past discovered, and may in the future discover, errors, vulnerabilities, or other defects, such as hallucinations, in our models, platform, and applications only after deployment, including in connection with the development of new features, integrations, or capabilities. Such issues have resulted and may in the future result in service disruptions, degraded performance, unintended or harmful outputs, or the unauthorized disclosure of personal or proprietary information, including through security incidents that impact the networks, systems, and data of our customers. In addition, incidents impacting our customers may be caused by customer misconfiguration or misuse, or by inadequate access controls or other security practices by our customers. Such incidents, even if caused by customer misconfigurations or misuse, or by a customer’s lack of adequate security controls, may impact our reputation or the reputation of our models, platform, and applications, and may subject us to liability exposure, disruption of commercial relationships, or other damage.
Cyberattacks, including cyberattacks directed at our networks, our customers’ networks, or the networks of third parties with which we have relationships, have been, and may in the future continue to be, amplified through the use of AI, including our models, platform, and applications. Such capabilities may be used to automate or scale attacks, impersonate employees or members of senior management, or otherwise gain unauthorized access to our systems or those of our customers, partners, or vendors.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Failures in our internal systems or controls, security breaches, failures to comply with our privacy or data protection commitments, or other incidents, whether resulting from malicious activity, human error, or system limitations, could adversely affect our reputation, brand, and business and impair our ability to attract and retain customers. Our offices and the data centers that host our infrastructure, many of which are operated by third parties, are also exposed to physical threats as well as failures by the operators of those facilities. A physical intrusion could damage equipment, interrupt our services, or provide a path to our systems and data, including our model weights, that bypasses our network defenses.
Although we have dedicated significant resources designed to identify and address these security risks, we cannot guarantee that our security measures will be effective or that our recovery protocols, backup, and other systems will be sufficient. Even where we detect an incident, our response may prove inadequate, including if we misjudge its severity, respond too slowly, or fail to fully remediate the underlying cause. In addition, incidents that appear minor when they occur may later prove significant when considered together with other incidents or with information learned afterward, and a series of related incidents, none of which is material on its own, could prove material in the aggregate. We continue to devote significant resources to protect against security breaches and other incidents, and we may need to devote significant resources in the future to mitigate and address problems caused by breaches and other incidents, which may divert resources from the growth and expansion of our business.
Any actual or perceived security breach or other incident experienced by us or third parties with whom we do business, particularly our CSPs, could damage our reputation and brand, cause our business to suffer, require us to expend significant capital and other resources, cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants, expose us to litigation or regulatory action, cause us to violate applicable privacy, data protection, security, and other laws and regulations, subject us to adverse publicity and a loss of confidence in our security measures, and cause us to incur significant fines, penalties, and other liability exposure, which could adversely affect our business, financial condition, and results of operations. We have taken steps to limit our liability for certain incidents, for example through warranty disclaimers and limitations of liability in our terms of service, but those contractual protections may not be upheld, or may not apply to certain claims, or may otherwise be insufficient to limit our liability exposure under applicable law.
In the EU, we face increasingly stringent regulatory reporting obligations for cybersecurity and AI-related incidents. Under the GDPR, we must notify the competent regulators about incidents that involve personal data and are likely to result in a risk to the rights and freedoms of individuals. Similarly, the EU Network and
Information Security Directive 2022/2555 (“NIS2”) requires us to notify the competent authorities of any significant cybersecurity incident through a staged process. In addition, the EU AI Act requires providers of general-purpose AI models with systemic risk to keep track of, document, and report serious incidents without undue delay to the AI Office and competent authorities. Going forward, providers and deployers of high-risk AI systems, as defined under the EU AI Act, will also have to report serious incidents or malfunctions without undue delay in certain circumstances.
In the United States, companies are increasingly subject to analogous incident reporting obligations, including under federal and state data breach notification laws, such as the New York Stop Hacks and Improve Electronic
Data Security (SHIELD) Act. In addition, certain U.S. states have adopted incident reporting laws specific to frontier model providers, such as the New York Responsible AI Safety and Education Act (RAISE Act) and the
California Transparency in Frontier Artificial Intelligence Act. These frameworks create heightened compliance and liability exposure in case of delayed, incomplete, or inaccurate incident disclosures.
While we currently maintain insurance that may cover certain costs, liabilities, and other losses in connection with security breaches and other incidents, the insurance market for such losses is continuously evolving, and we may be unable to obtain coverage for certain cybersecurity-related or data-related liabilities on commercially reasonable terms, or at all, leaving us exposed to potentially significant uninsured losses. Furthermore, there can be no guarantee that the insurance coverage we do maintain will be adequate to compensate us for the potential losses, or that any insurance claims we submit will be covered, paid in a timely manner, or paid at all by our insurance carrier or carriers.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
We employ automated data collection across the web and use other methods to collect data for training our AI models, and such activities may subject us to liability or limit our ability to use the collected data, which may adversely affect our business, financial condition, or results of operations.
We collect and use various data sources to train our AI models, including publicly available information from the internet, datasets licensed or commissioned from third parties, and synthetic data generated by our own models. We use such data across the stages of model development, including pre-training and post-training. To collect publicly available information, we utilize web scraping or web crawling techniques, book scanning, and other methods. While we take steps designed to ensure that our activities comply with applicable law, applicable robots.txt notices, and relevant technical measures such as paywalls or logins, our efforts may not always be successful. Further, we may not be able to verify whether information collected using such techniques is protected under privacy, copyright, or other intellectual property laws in certain cases, and our use of any such protected information may subject us to additional liability for intellectual property infringement or privacy violations. More broadly, inadequate documentation of training data sources, provenance, or chain of custody could create legal exposure, complicate our ability to respond to regulatory inquiries or litigation discovery requests, or raise concerns during due diligence by investors, partners, or potential acquirers that could adversely affect our strategic transactions or business relationships.
Our data collection activities have in the past resulted, are presently the subject of, and may in the future result in litigation or other actions filed or instituted against us, alleging that our scraping, web crawling, and other techniques to collect data violate the law. For example, Reddit, Inc. has filed suit against us, captioned Reddit,
Inc. v. Anthropic PBC, Case No. 3:25-cv-05643 (N.D. Cal.), alleging we improperly accessed posts stored on
Reddit, Inc.’s platform in violation of its legal rights. On July 3, 2025, we filed a notice of removal of the case to federal court. The case was remanded to state court on March 30, 2026. The lawsuit is currently pending, and we continue to defend ourselves against the allegations.
The costs of defending against such litigation, regardless of merit, are considerable, and such litigation may divert management and key personnel’s attention and resources, which may seriously harm our business, financial condition, and results of operations. Claims of allegedly illegal scraping and web crawling techniques may be extremely broad, and it may not be possible for us to conduct our business in such a way as to avoid all such claims.
We may be required to settle such litigation on terms that are unfavorable to us. For example, a settlement may require us to discontinue such allegedly illegal practices, preclude us from using certain scraping and web crawling techniques, and/or require us to develop alternative technology or practices. The development of alternative technology or practices would require significant effort and expense or may not be successful.
Similarly, if any litigation to which we may be a party fails to settle and we go to trial, we may be subject to an unfavorable judgment which may not be reversible upon appeal. The terms of a judgment may require us to cease some or all of our operations or require the payment of substantial amounts. Any of these events could cause our business, financial condition, and results of operations to be adversely affected as a result.
We collect, integrate, and analyze data via agreements from multiple sources, including data provided by our customers and users and data sourced from third parties under contractual arrangements, and such activities may subject us to liability or limit our ability to use the collected data, which may adversely affect our business, financial condition, or results of operations.
If we or the customers, users, or third parties from which we source data lack sufficient rights to collect, use, process, share, or analyze certain third-party data—including for training or improving analytical or AI models
—we could be subject to legal claims, regulatory scrutiny, or contractual liability. Such claims could require us to limit functionality, segregate data, or retrain models, and could adversely affect our business, financial condition, and results of operations.
The costs of defending against such litigation, regardless of merit, are considerable, and such litigation may divert management and key personnel’s attention and resources, which may adversely affect our business, financial condition, and results of operations. Claims of misappropriation, misuse, infringement, privacy

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
violations, or other violations of intellectual property or contractual rights, as well as other claims related to using particular data, may be extremely broad, and as such, it is likely we will face certain claims in the ordinary course of business.
We have been, are currently defending against, and may in the future be, subject to intellectual property rights claims by third parties, which are extremely costly to defend, may require us to pay significant damages and may limit our ability to use certain technologies, which may adversely affect our business, financial condition, and results of operations.
There is considerable intellectual property development activity in our industry. Our competitors, as well as a number of other entities, including non-practicing entities and individuals, may own or claim to own intellectual property rights relating to our industry or our technology. As we face increasing competition and our public profile increases, the possibility of intellectual property rights claims against us may also increase.
To train our models, we use material from many sources, some of which may include third-party copyrighted content or trademarks. Regardless of whether the material is copyrighted or the trademarks are registered, parties who own the rights to that content or those trademarks, or distribute that content, may attempt to sue us based on intellectual property infringement or other theories. We also face claims that outputs generated by our models infringe, or facilitate infringement of, third-party works. Lawsuits asserting such claims have been filed, are pending, and may be filed in the future in the United States and internationally. For example, in
September 2025, we reached an agreement to settle a copyright infringement class action, captioned Bartz, et
al. v. Anthropic PBC, Case No. 3:24-cv-05417 WHA (N.D. Cal.) (“Bartz”), for $1.5 billion, which was approved by the district court in July 2026. As additional examples, various publishers have filed suit against us alleging copyright infringement of song lyrics and unlawful removal of copyright management information in the cases captioned Concord Music Group, Inc., et al. v. Anthropic PBC, Case No. 5:24-cv-03811-EKL-SVK (N.D. Cal.),
Concord Music Group, Inc., et al. v. Anthropic PBC et al., Case No. 5:26-cv-00880-EKL (N.D. Cal.), BMG
Rights Management (US), LLC v. Anthropic PBC, Case No. 3:26-cv-02334-EKL (N.D. Cal.), and Round Hill
Music LP, et al. v. Anthropic PBC, Case No. 3:26-cv-08505-CRB (N.D. Cal.), 3:26-cv-09217-EMC (N.D. Cal.).
Similarly, a third party alleges we accessed and reproduced posts stored on the third party’s platform in violation of its legal rights and has filed suit against us, captioned Reddit, Inc. v. Anthropic PBC, Case No. 3:25-
cv-05643 (N.D. Cal.). The possibility of statutory damages under some intellectual property legal frameworks creates additional risk for us. We are vigorously defending ourselves in these pending lawsuits and believe we have meritorious defenses, though these lawsuits address novel issues and areas of law that make the results uncertain.
We also face patent infringement claims, which may seek substantial damages or injunctive relief limiting our ability to use certain technologies, and we expect such claims may increasingly be asserted as our public profile grows. Moreover, certain of our competitors hold substantially larger patent portfolios than we do, which they could assert against us and which may limit our ability to obtain effective cross-licenses or to counter such assertions with our own patent rights.
The costs of defending against such litigation, regardless of merit, are considerable, and such litigation may divert management and key personnel’s attention and resources, which may adversely affect our business, financial condition, and results of operations. Claims of misappropriation, misuse, infringement, or other violations of intellectual property rights, as well as other claims related to using particular content, may be extremely broad, and as such, it is likely we will face certain claims in the ordinary course of business.
We may be required to settle such litigation on terms that are unfavorable to us. For example, a settlement may require us to obtain a license to continue practices alleged to violate a third party’s rights, which may not be available on reasonable terms and may significantly increase our operating expenses. Such a license may not be available to us at all. As a result, we may be required to develop alternative technology or practices or discontinue such allegedly infringing practices. The development of alternative technology or practices would require significant effort and expense or may not be successful.
Similarly, if any litigation to which we may be a party fails to settle and we go to trial, we may be subject to an unfavorable judgment which may not be reversible upon appeal. The terms of a judgment may require us to cease some or all of our operations or require the payment of substantial amounts. Any of these events could cause our business, financial condition, and results of operations to be adversely affected as a result.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
We also offer to indemnify our contract counterparties for certain third-party infringement claims against them, and such indemnification obligations may be excluded from contractual limitation of liability provisions that limit our exposure. In certain cases, our indemnification obligations may be broad or unlimited in scope, which could expose us to significant contingent liabilities, particularly given the unsettled nature of intellectual property law as applied to AI-generated outputs and the potential for claims to arise from a wide range of customer use cases that we cannot predict or control. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers and distribution partners, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers and reseller partners, may be required to modify our allegedly infringing models, platform, and applications to make them non-infringing, or may be required to obtain licenses under the infringed intellectual property rights. If we cannot obtain all necessary licenses on commercially reasonable terms or are unable to modify our models, platform, and applications or technology so that they are no longer infringing, our customers may be forced to stop using our models, platform, and applications, and our distribution partners may be forced to stop selling our models, platform, and applications. Even if we do not litigate these matters to a judgment, we may be required to settle such litigation on terms that are unfavorable to us.
If we fail to adequately protect our intellectual property rights, our competitive position may be impaired, and we may lose valuable assets, generate reduced revenue, and incur costly litigation to protect our rights, which may adversely affect our business, financial condition, and results of operations.
Our success is dependent, in part, upon protecting our intellectual property rights and proprietary information.
We rely and expect to continue to rely on a combination of trademark, copyright, patent, and trade secret protection laws, along with contractual restrictions, to protect our intellectual property rights and proprietary information. However, we cannot guarantee that the steps we take to protect our intellectual property rights and proprietary information will be sufficient, or that we will have adequate remedies for any such failure. In particular, current or former employees, contractors, or other insiders with access to our proprietary model weights, training data, algorithms, research insights, or other proprietary information, could misappropriate such information, whether for personal gain, to benefit competitors, to harm our company, or for other purposes, and our confidentiality agreements and internal security controls may not be sufficient to prevent or detect such malfeasance.
Further, third parties have in the past, and may in the future, knowingly or unknowingly infringe or circumvent our intellectual property rights, and we may not be able to prevent infringement without incurring substantial expense. Litigation brought to protect and enforce our intellectual property rights has been, and would be, costly, time-consuming, and distracting to management and key personnel, and could result in the impairment or loss of portions of our intellectual property rights. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights and may result in injunctive relief or monetary damages against us. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our models, platform, and applications and methods of operations. In addition, due to the significant amount of discovery required in connection with intellectual property litigation, our confidential information may be compromised by disclosure during litigation. Any of these events would have an adverse effect on our business, financial condition, and results of operations.
Our future success and competitive position depend in part upon our ability to obtain or maintain certain intellectual property rights used in our models, platform, and applications. While we have issued patents and have patent applications pending, we may be unable to obtain patent protection for the technology covered in our patent applications. In addition, we cannot ensure that any of the patent applications will be granted or that the claims allowed on any issued patents will be sufficiently broad to protect our technology or models, platform, and applications and provide us with competitive advantages. Further, any issued patents may be challenged, invalidated, or circumvented by third parties.
Many patent applications in the United States may not be public for a period of time after they are filed, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we will be the first creator of inventions covered by any patent application we make or that we will be the first to file patent applications on such inventions. Because some

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
patent applications may not be public for a period of time, there is also a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued.
We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, our policy requires employees, consultants, and independent contractors to enter into confidentiality agreements. We cannot guarantee that these agreements will provide sufficient protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, or other proprietary information, or that the employee, consultant or independent contractor will not breach their confidentiality agreements with us. If we are unable to maintain the proprietary nature of our technologies, our business could be adversely affected.
We also rely on our trademarks, trade names, and brand names to distinguish our models, platform, and applications from the products of our competitors and have registered or applied to register many of these trademarks in the United States and certain countries outside the United States. However, occasionally third parties have registered and acquired, and may in the future register or acquire, common law rights in identical or similar marks for products or solutions that also address similar markets to our own and have tried to enforce such rights. As we rely in part on brand names and trademark protection to enforce our intellectual property rights, efforts by third parties to limit use of our brand names or trademarks and barriers to the registration of brand names and trademarks in various countries may restrict our ability to promote and maintain a cohesive brand throughout our key markets. There can also be no assurance that pending or future
U.S. or non-U.S. trademark applications will be approved in a timely manner or at all, or that such registrations will effectively protect our brand names and trademarks. Additionally, third parties have opposed, and may in the future oppose, our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our models, platform, and applications, which would result in loss of brand recognition and would require us to devote resources to advertising and marketing new brands. Although we take measures to protect our property, if we are unable to prevent the theft of our intellectual property or its exploitation, the value of our investments may be undermined and our business, financial condition, and results of operations may be adversely affected.
We incorporate open-source software in our models, platform, and applications, which may subject us to litigation or other requirements, each of which may adversely affect our business, financial condition, and results of operations.
A portion of the technologies we use in our models, platform, and applications incorporates open-source software, and we may incorporate open-source software in our models, platform, and applications in the future.
From time to time, companies that use third-party open-source software have faced claims challenging the use of such open-source software and their compliance with the terms of the applicable open-source license. We may be subject to suits by parties claiming ownership of what we believe to be open-source software or claiming non-compliance with the applicable open-source licensing terms. Some open-source licenses require end-users who distribute or make available across a network software that includes open-source software to make available all or part of such software (which may include valuable proprietary code), at no cost, or license such software under the terms of the particular open-source license. While we employ practices designed to help ensure our compliance with the licenses of third-party open-source software and protect our valuable proprietary source code, we may inadvertently use third-party open-source software in a manner that exposes us to claims of non-compliance with the applicable terms of such license, including claims for infringement of intellectual property rights or for breach of contract. These risks may be heightened by our use of our own AI tools, including Claude Code, in our software development processes, as AI-generated code could incorporate or reproduce open-source software such that the associated license obligations, including copyleft requirements to disclose or license proprietary source code, apply to us without our knowledge. Similar concerns regarding AI-
generated code could also lead enterprise customers to limit their use of our products. Further, there is an increasing number of open-source software license types, almost none of which have been tested in a court of law, resulting in a dearth of judicial guidance regarding the proper legal interpretation of such license types. If a third party makes a claim against us alleging that we have not complied with the conditions of the applicable open-source license, we could incur significant legal expenses defending against such allegations, expend

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
substantial time and resources to re-engineer some or all of our software, and could be subject to significant damages, enjoined from the sale of our models, platform, and applications that contained the open-source software, and required to comply with the conditions of the open-source license, which may include the public release of certain portions of our proprietary source code, each of which may have an adverse impact on our business, financial condition, and results of operations.
In addition to risks related to license requirements, use of open-source software can lead to greater risks than use of third-party commercial software because open-source licensors generally do not provide warranties or other contractual protections regarding misappropriation, misuse, infringement, ownership, misattribution, or other violations, the quality of the code, or the origin of the open-source software. Many of the risks associated with the use of open-source software cannot be eliminated and may adversely affect our business, financial condition, and results of operations. For instance, open-source software is developed by programmers beyond our control and may have security vulnerabilities, defects, or errors of which we may not be aware. Even if we become aware of any such vulnerabilities, defects, or errors, it may take a significant amount of time for either us or the relevant programmers to address such vulnerabilities, defects, or errors. Such a delay may negatively impact our models, platform, and applications, including by adversely affecting the market’s perception of our models, platform, and applications, impairing the functionality of our models, platform, and applications, or delaying the launch of new features or functionality on our models, platform, and applications, any of which may adversely affect our business, financial condition, and results of operations.
We currently, and may in the future, license technology from third parties for use in our models, platform, and applications, and our inability to maintain those licenses could adversely affect our business, financial condition, and results of operations, and our use of such third-party technology could subject us to litigation.
We currently incorporate, and may in the future incorporate, technology that we license from third parties into our models, platform, and applications. If we are unable to obtain or continue to use or license these technologies on reasonable terms, or if these technologies become unreliable, unavailable, or fail to operate properly, we may not be able to secure adequate alternatives in a timely manner or at all, and our ability to offer our models, platform, and applications and remain competitive in our market would be harmed. Further, licensing technologies from third parties exposes us to increased risk of being the subject of intellectual property infringement claims and vulnerabilities due to, among other things, our lower level of visibility into the development process with respect to such technology and the care taken to safeguard against risks. We cannot be certain that our licensors do not or will not infringe on the intellectual property rights of third parties or that our licensors have or will have sufficient rights in the licensed technology or related intellectual property rights in all jurisdictions in which we may sell or offer our models, platform, and applications. Some of our agreements with our licensors may be terminated by them or otherwise provide for a limited term. If we are unable to continue to license technology because of intellectual property infringement claims brought by third parties against our licensors or against us, or if we are unable to continue our license agreements or enter into new licenses on commercially reasonable terms, our ability to develop and sell our models, platform, and applications containing or dependent on that technology would be limited, and our business, financial condition, and results of operations could be adversely affected.
Additionally, if we are unable to license technology from third parties, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner, or at all, and may require us to use alternative technology of lower quality or performance standards. This could limit or delay our ability to offer new or competitive offerings and increase our costs. Third-party software we rely on may be updated infrequently, unsupported, or include errors or vulnerabilities that may not be resolved in a timely manner, any of which may result in errors in our own models, platform, and applications or expose our models, platform, and applications to vulnerabilities. Any impairment of the technologies or of our relationship with these third parties could adversely affect our business, financial condition, or results of operations.
Our development of solutions that replace or reduce reliance on third-party vendors may expose us to litigation and other disputes.
We develop and deploy proprietary and partner-based solutions that replace, deprecate, or reduce our reliance on third-party vendors, including vendors that historically provided software, services, or infrastructure supporting our business. These vendors may perceive our actions as adversely affecting their business interests

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
and may assert claims against us, including claims for breach of contract, intellectual property infringement
(including patents, copyrights, or trade secrets), misuse of confidential or proprietary information, tortious interference, or unfair competition.
Such claims may be asserted regardless of their merit and could result in costly litigation, settlements, injunctions, or restrictions on our ability to deploy or expand our models, platform, and applications.
Defending against these claims could divert management and key personnel’s attention and resources, require significant legal expenditures, and adversely affect our business, financial condition, and results of operations.
We may be subject to claims that we or our employees have misappropriated the intellectual property of other companies, particularly as we hire employees from other AI and technology companies.
Our success depends in part on our ability to attract and retain highly skilled employees, including engineers, data scientists, and researchers with experience in AI and machine learning. As competition for AI talent continues to intensify, we have hired and may in the future hire employees who previously worked for or have otherwise been involved with competitors or companies operating in related technology areas, and certain of our employees have left and others may leave to work for such competitors.
These employees may have had access to proprietary or confidential information, including trade secrets, of their former employers. Although we require employees to comply with confidentiality and intellectual property obligations, we may nonetheless be subject to claims that we or our employees have misappropriated or improperly used trade secrets or other intellectual property of competitors or other companies. Such claims may be asserted even if we believe they are without merit and even in the absence of any intentional misconduct.
Defending against these claims could be costly, time-consuming, and disruptive, and could divert management attention and resources away from our business. In addition, such disputes could result in damages, settlements, injunctive relief, restrictions on our ability to use certain technologies, limitations on the roles of certain employees, or reputational harm. Any of the foregoing could adversely affect our business, financial condition, and results of operations.
Risks Related to Legal and Regulatory Matters
We are subject to claims, lawsuits, investigations, executive and administrative orders and directives, other regulatory actions, and various actions and proceedings, and face potential liability, expenses for legal claims, and harm to our business.
We are subject to claims, lawsuits, arbitration proceedings, government investigations, executive and administrative orders and directives, and other legal, regulatory, and administrative actions and proceedings, including those involving intellectual property disputes, compliance with regulatory requirements, government approvals and authorizations, labor and employment, anti-discrimination, commercial disputes, competition, privacy, consumer protection, customer complaints, advertising and other matters relating to our technology, models, platform, and applications, and we may become subject to additional types of claims, lawsuits, arbitration proceedings, government investigations, executive and administrative orders and directives, and other legal, regulatory, and administrative actions and proceedings as our business grows and as we deploy new technologies, models, platforms, and applications. In particular, as our models, platform, and applications increasingly include agentic AI systems capable of taking autonomous actions with real-world consequences, we may face novel legal theories of liability, including intellectual property infringement, product liability, agency, and negligence claims, that have not been tested in the context of autonomous AI systems and for which the scope of our potential exposure is uncertain.
We are also subject to antitrust and competition law risk arising from our public advocacy regarding AI safety and the responsible pace of AI development and from our participation in industry groups, safety collaborations, and standard-setting initiatives. Communications, advocacy, or collaboration among companies that develop frontier AI models, or conduct alleged to reflect coordination among such companies, may be characterized as concerted action subject to the antitrust and competition laws, including Section 1 of the
Sherman Act and analogous state and non-U.S. laws, even where undertaken for safety purposes, conducted

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
publicly, or intended as advocacy for governmental action or industry standards. In September 2026, a putative class action was filed against us and other developers of frontier AI models in the U.S. District Court for the
Northern District of California, alleging that we and the other defendants agreed to restrain competition by slowing the pace at which we develop and improve our respective AI models, in purported violation of Section 1 of the Sherman Act. The complaint seeks treble damages, injunctive relief, and other relief on behalf of a purported class of purchasers of the defendants’ paid consumer subscriptions. We disagree with the claims and intend to defend the matter vigorously, but the outcome of this and any similar proceeding is inherently uncertain.
Antitrust litigation can be complex, protracted, disruptive, and expensive, and an adverse outcome could result in treble damages and injunctive relief. We could also become subject to additional private litigation or to investigations or enforcement actions by the U.S. Department of Justice, the FTC, state attorneys general, or
non-U.S. competition authorities. We have proposed public efforts to work with the U.S. government and other developers of frontier AI models to establish safety standards, including with respect to the pace of capability development, and have suggested that such collaboration may warrant a narrow exemption or safe harbor from antitrust laws. These proposals have drawn public opposition from political leaders, some of whom have characterized such efforts as anticompetitive regardless of the purpose of such exemption or safe harbor. There is no assurance that any such exemption or safe harbor will be adopted. Our advocacy for such an exemption, and any safety commitments we pursue with other developers of frontier AI in its absence, could subject us to additional regulatory, litigation, and other risks. These risks may cause us to limit or modify our public advocacy, our participation in industry safety and standard-setting initiatives, and our communications with other developers of frontier AI, which could adversely affect our ability to pursue collaborative approaches to AI safety that we believe are important to our mission.
The results of any such claims, lawsuits, arbitration proceedings, government investigations, executive and administrative orders and directives, or other legal, regulatory, and administrative actions and proceedings cannot be predicted with any degree of certainty. Any claims, lawsuits, investigations, orders, directives, regulatory actions, or proceedings against us, whether meritorious or not, could adversely affect our revenue, cause potential customers to pause sales discussions, cause existing customers to delay, pause or cancel contracts or seek to modify their contracts, undermine our ability to pursue future contracts, damage our relationships with partners and customers, adversely affect our institutional standing, undermine investor confidence, limit our ability to sell our models, platform, and applications in certain industries, result in costly litigation or regulatory or other defense, adversely affect our reputation, require significant management attention, consume significant time, and divert significant resources.
Determining reserves for our pending litigation or other disputes is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines, and penalties that could adversely affect our business, financial condition, and results of operations. Because of the potential risks, expenses, and uncertainties of litigation or other dispute resolution processes, we may, from time to time, settle disputes, even where we have meritorious claims or defenses, by agreeing to settlement agreements, as we did, for example, in
Bartz. Moreover, as in Bartz, insurance may not fully cover such claims, provide sufficient payments to cover all the costs to resolve one or more such claims, or continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs. These proceedings could also result in harm to our reputation and brand, sanctions, consent decrees, injunctions, or other orders requiring a change in our business practices. Further, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business and commercial partners and current and former directors and officers. Any of these consequences could adversely affect our business, financial condition, and results of operations.
We are subject to anti-corruption and anti-bribery laws, anti-money laundering laws, and similar laws.
We are required to comply with the United States Foreign Corrupt Practices Act of 1977, the United Kingdom
Bribery Act 2010, and other anti-corruption and anti-bribery laws, anti-money laundering laws, and similar laws in the United States and non-U.S. countries where we have operations and conduct business. Anti-
corruption and anti-bribery laws, which have been enforced aggressively and are interpreted broadly, prohibit companies and their employees, agents, intermediaries, and other third parties from, among other things,

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
promising, authorizing, making, or offering improper payments or other benefits to government officials and other persons in the public and private sector.
We leverage third parties, including intermediaries and agents, to conduct our business and to sell our models, platform, and applications, and in connection with lobbying and other activities. We and these third parties have in the past and may in the future have direct or indirect interactions with officials and employees of government agencies, including state-owned or state-affiliated entities, and we potentially could be held liable for the corrupt or other illegal activities of third-party business partners and intermediaries, our employees, representatives, contractors, partners, agents, and other third parties, even if we do not explicitly authorize such parties’ activities.
We cannot ensure that our policies and procedures to address compliance with these anti-corruption and anti-
money laundering laws will be effective, or that all of our employees, representatives, contractors, partners, agents, intermediaries, or other third parties have not taken, or will not take, actions that violate these laws, for which we may be ultimately held liable.
As we increase our non-U.S. sales and business, our risk of violating these laws may increase. Noncompliance with applicable anti-corruption and anti-bribery laws, anti-money laundering, and similar laws could subject us to criminal or civil sanctions, settlements, prosecution, loss of export privileges, suspension or debarment from
U.S. government contracts, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, whistleblower complaints, adverse media coverage, and other consequences. Any investigations, actions, or sanctions could adversely affect our reputation, business, financial condition, and results of operations. Responding to any investigation or action could result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.
Governmental trade controls, including export and import controls, sanctions, customs requirements, and related regimes, could subject us to liability or loss of contracting privileges or limit our ability to compete in certain markets.
Our models, platform, and applications are subject to U.S. export controls, and our current or future models, platform, and applications may be controlled under the Export Administration Regulations administered by the
U.S. Department of Commerce or, in more limited circumstances, under the International Traffic in Arms
Regulations (the “ITAR”) administered by the U.S. Department of State. Because the capabilities of our AI models are currently evolving rapidly through ongoing training and frequent model development, and because the export control treatment of AI technologies under relevant laws is developing, the classification of, and controls related to, our models, platform, applications, and technologies under these regimes is inherently uncertain and is likely to change over time. Certain of our models, platform, and applications, and the underlying technology and source code associated with our models, platform, and applications, may require authorization for export, re-export, or transfer in-country, and for individuals of certain nationalities to access such technology or source code, including within the United States.
In particular, our core models, platform, and applications leverage encryption for data protection, and some of our future models, platform, and applications may be able to produce export-controlled software, which may subject exports, re-exports, and transfer of such models, platform, and applications to export authorization requirements.
Our commercially available models, platform, and applications generally can be exported without an export license. However, some exports may require us to obtain authorization from the cognizant government agency.
In certain contexts, the provision of our models, platform, and applications may constitute export of defense articles or defense services subject to the ITAR, which can be exported only if we obtain required export licenses or other government authorizations. Compliance with applicable export controls may delay the introduction or sale of our models, platform, and applications outside the United States, restrict our customers’ ability to deploy our models, platform, and applications globally, inhibit our ability to engage in certain research and development activities, limit the performance of our models, platform, and applications, or prohibit exports to certain jurisdictions altogether. Such restrictions have already affected our offerings directly. For example, in
June 2026, the U.S. Department of Commerce imposed worldwide export restrictions on our Fable 5 and
Mythos 5 models. To ensure compliance, we disabled Fable 5 and Mythos 5 for all of our customers; access to

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
our other models was not affected. We re-deployed the Fable 5 and Mythos 5 models after we updated our safeguards in coordination with the U.S. government and our industry partners and once the U.S. Department of Commerce lifted its restrictions. Similar export controls could recur, could remain in place longer, or could extend to additional models or capabilities. In addition, future updates to our safeguards or other remedial measures may not be sufficient to obtain relief from such restrictions or relief may not be granted on a similar timeline or at all. The restrictions imposed in June 2026 and potential restrictions in the future may also limit our ability to recruit talent, to fully utilize our existing workforce, to continue to improve our models, and to make our products available internationally. Any such restrictions could adversely affect our financial results;
impair the research, compute, and development investment our models represent; and cause us to lose customers, partners, and market share, including to competitors not subject to similar restrictions.
Further, our activities are subject to economic, financial, and trade sanctions administered by the United States and other countries. Economic, financial, and trade sanctions restrict or prohibit providing certain services and engaging in certain transactions or other activities or dealings with individuals, entities, organizations, governments, territories, and countries targeted by or the subject of these sanctions. These restrictions, as well as other applicable international trade rules, are subject to change with little to no notice. In addition, U.S. law increasingly authorizes the U.S. government to restrict or review the use of hardware, software, and services originating from, or linked to, countries it designates as adversaries, including such technology incorporated into the supply chains for the data centers and compute infrastructure on which we depend. Such restrictions could narrow our choice of suppliers, delay our infrastructure projects, or increase our costs, and any noncompliance could result in penalties, loss of contracting privileges, or reputational harm.
We take various steps to comply with applicable export controls and sanctions, including: maintaining a global trade policy and a supported regions policy, implementing IP-based geo-blocking controls that restrict access from certain jurisdictions to our models, platform, and applications, conducting restricted party screening of certain customers and vendors, and including sanctions and export compliance provisions in our customer terms of service and vendor agreements. However, we cannot guarantee the compliance measures and internal controls we have adopted will prevent violations of applicable export controls and sanctions. Our compliance measures and internal controls have not always been and may not always be fully effective, and we have in the past voluntarily disclosed, and may in the future voluntarily disclose, instances of noncompliance to the relevant authorities. We cannot guarantee that our measures will prevent future violations or keep pace with the changing substance, application, and interpretation of export controls and sanctions. In addition, third parties have in the past and may in the future take action to circumvent our compliance measures and controls in order to gain access to our products and services.
If we misclassify a product or service, export, re-export, transfer, or provide access to a product, or provide services in violation of applicable export controls or sanctions, or otherwise fail to comply with applicable export controls or sanctions, we could be subject to criminal or civil sanctions, settlements, prosecution, loss of export privileges, suspension or debarment from U.S. government contracts, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, whistleblower complaints, adverse media coverage, and other consequences. Any investigations, actions, or sanctions could adversely affect our reputation, business, financial condition, and results of operations.
Responding to any investigation or action could result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.
Decreased use of our models, platform, and applications by customers outside the United States or a limitation on our ability to export, provide access to, or sell our models, platform, and applications to customers and other parties outside the United States may cause our revenue from such unsupported jurisdictions to decline and otherwise adversely affect our business and financial condition.
If we or our business partners or counterparties, including licensors and licensees, prime contractors, subcontractors, sublicensors, vendors, customers, or contractors, violate export controls or sanctions, including by failing to obtain appropriate import, export, or re-export licenses or permits, or if we fail to secure such contractual commitments from such parties, we may also be adversely affected through reputational harm as well as other negative consequences, including government investigations or penalties.
Negative consequences stemming from violations or apparent violations of export controls or sanctions may include the loss of the right to sell our models, platform, and applications or services to the U.S. government, or

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
to other U.S. or non-U.S. public bodies, or a reduction in our ability to compete for such sales opportunities involving government agencies or other public bodies. Further, ensuring that we are complying with applicable export controls and sanctions regulations may be time-consuming and could result in the delay or loss of sales opportunities in connection with particular transactions.
Also, in addition to the United States, various countries regulate the import and export of certain encryption and other technology and have enacted laws that could limit our ability to distribute our models, platform, and applications or could limit our customers’ abilities to implement our models, platform, and applications in those countries. For example, following Russia’s invasion of Ukraine, the United States and other countries imposed financial and trade sanctions and export controls against Russia, Belarus, and certain regions of
Ukraine, and the United States and other countries could impose wider sanctions and export restrictions and take other actions should the conflict further escalate. Any new export restrictions, new legislation, changes in sanctions, or shifting approaches in the enforcement or scope of existing regulations, or in the individuals, entities, governments, territories, countries, or technologies targeted by or subject to such regulations could result in decreased use of our models, platform, and applications by existing customers outside of the United
States, reduced adoption of our models, platform, and applications by new customers with non-U.S. operations, limited expansion into new markets, and decreased revenue.
To continue to grow our business, we will need to continue to expand internationally, and our
non-U.S. operations and sales to customers outside of the United States expose us to risks inherent in international expansion, sales, and operations.
We are a U.S.-headquartered company with extensive U.S. operations, as well as subsidiaries and operations in several other countries and regions, including the UK, the EU, Canada, and Asia-Pacific, and we expect that our future growth will depend in part on expanding our operations, customer base, and market presence in additional jurisdictions. Operating in non-U.S. markets requires significant resources and management attention and subjects us to regulatory, economic, and political risks that are different from those in the United
States. As we continue to expand internationally, we have faced and will continue to face risks in doing business internationally that could adversely affect our business, including:
•the need to localize and adapt our models, platform, and applications for specific countries, including translation into foreign languages and associated expenses;
•privacy laws, export controls, sanctions, and other national security regulations that impose different and potentially conflicting obligations with respect to how personal data is processed or require that customer data be stored in a designated territory;
•laws in certain jurisdictions that may compel our personnel, vendors, or facility operators to provide governmental authorities with access to our systems, data, or other information, in some cases without notice to us and with limited means of recourse;
•national security-driven data security regulations. For example, the Department of Justice issued a final rule, effective in April 2025, that places limitations, and in some cases prohibitions, on certain transfers of covered data to partners, service providers, and vendors, employees, and investors located in China or with other specified links to China (and other designated countries). We may be required to re-examine current contracts or engage in new contract negotiations with third parties that aid in processing data on our behalf or otherwise have access to covered data. These rules also may broadly require us to extract promises from other third-party service providers that they will not transfer data we share with them onward to parties linked to countries of concern;
•import regulations, including U.S. and non-U.S. governments’ restrictive trade policies, customs duties and other parallel regulations, tariffs and counter-measures;
•AI, data-related, cybersecurity and digital service laws and regulations (such as the EU AI Act, NIS2, the EU Digital Services Act, the UK Online Safety Act 2023, and the EU Data Act) that are rapidly evolving, require continuous monitoring to ensure constant compliance maturity level, and often provide for substantial penalties in the event of a violation;

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
•difficulties in staffing and managing non-U.S. operations, including the complexity of engaging in various employer-of-record arrangements that are geographically dispersed, and the risk that these arrangements, or any failure to establish local employing entities on a timely basis, may not comply with local employment, labor, or tax laws, exposing us to fines, penalties, reclassification or back-
payment claims;
•difficulties of maintaining our culture across various jurisdictions;
•regulatory and other delays and difficulties in setting up non-U.S. operations, including delays in forming, registering, and obtaining governmental approvals for local subsidiaries, delays in establishing local banking, payroll, and benefits arrangements, and difficulties relating to safety of personnel and information, any of which could delay local hiring efforts;
•the potential need for reviews by the U.S. government or non-U.S. governments of certain transactions with non-U.S. entities;
•different pricing environments, longer sales cycles, longer accounts receivable payment cycles, and collections issues;
•new and different sources of competition;
•weaker protection for, and practical difficulties in enforcing, intellectual property and other legal rights outside of the United States compared to protections available domestically;
•laws and business practices favoring local competitors;
•compliance challenges related to the complexity of multiple, conflicting, and changing governmental laws and regulations, including copyright, employment, tax, privacy, and data protection laws and regulations, export controls, and sanctions;
•parties outside the United States seeking to circumvent sanctions and export controls;
•increased financial accounting and reporting burdens and complexities;
•increased costs in establishing infrastructure across various jurisdictions;
•declines in the values of foreign currencies relative to the U.S. dollar;
•restrictions on the transfer of funds;
•potentially adverse tax consequences;
•the cost of and potential outcomes of any claims or litigation;
•future accounting pronouncements and changes in accounting policies;
•changes in tax laws or tax regulations; and
•regional and local economic and political conditions.
Entry into certain transactions with non-U.S. entities or persons may be subject to government regulations and review, including review by U.S. or non-U.S. government entities related to contemplated or past foreign direct investment (“FDI”). In recent years, many countries around the world have adopted FDI regulatory regimes that seek to scrutinize investments into, and acquisitions of, domestic companies by non-domestic parties, granting governments broad discretion to review contemplated and past investment and acquisition transactions. These FDI regimes may restrict our ability to attract investments, invest in or fund partners outside of the United States that build or operate data centers or supply infrastructure for us, or acquire promising new technologies, companies, and talent in countries around the world, potentially limiting our ability to carry out our business strategy.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
More broadly, increasing geopolitical tensions, shifting national security priorities, and evolving technology-
focused trade, export control, investment, and data-governance regimes may result in restrictions, heightened scrutiny, or other limitations on our ability to operate, sell products, partner with customers, or deploy our models in certain jurisdictions or with certain counterparties. Governments may adopt or expand policies aimed at protecting domestic technology ecosystems, restricting the cross-border flow of data, or limiting access to AI systems, which could reduce our addressable market, increase compliance costs, or require operational changes. In particular, the U.S. government has increasingly scrutinized AI companies’ exposure to Chinese state actors, and future executive orders, legislation, or regulatory actions could restrict our ability to serve customers or users connected to China, impose new compliance obligations, lead us to implement anti-abuse mechanisms or other technical access restrictions, or limit the deployment of our models in ways that reduce our addressable market. Any escalation of U.S.-China tensions, retaliatory measures by either government, or failure or perceived failure by us to prevent non-U.S. state-actor access to or misuse of our technology could subject us to regulatory action, reputational harm, and adverse effects on our business, financial condition, and results of operations.
As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these risks. These factors and others could adversely affect our ability to increase non-U.S. revenue and, consequently, could materially impact our business. The expansion of our existing non-U.S. operations and entry into additional non-U.S. markets will require significant management attention and financial resources. Our failure to successfully manage our non-U.S. operations and the associated risks effectively could limit the future growth of our business.
Increasing scrutiny and changing expectations from global regulations, our investors, customers, and employees with respect to ESG may result in additional compliance risk and costs and may impact our reputation and business.
Companies across many industries are facing increasing scrutiny related to their environmental, social, and governance (“ESG”) practices and reporting, both in the United States and internationally. For example, new
U.S. and non-U.S. laws and regulations relating to ESG matters, including environmental sustainability and climate change, are under consideration, being adopted, or being rolled back or revised, which may impact our necessary disclosures and increase compliance costs. Further, there is particular focus on concerns relating to
AI and its impact on society and the environment, including the power-intensive nature of the industry, public concern regarding high consumption of water, and reliance on critical minerals and rare elements in the manufacture of chips. Some investors may use these non-financial performance factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies and actions relating to ESG are inadequate.
Our sustainability initiatives, goals, or commitments could be difficult to achieve or costly to implement.
Moreover, compliance with recently adopted and potential upcoming ESG requirements, including California legislation that requires various climate-related disclosures, the EU’s Corporate Sustainability Reporting
Directive and Corporate Sustainability Due Diligence Directive, and the UK’s Streamlined Energy and Carbon
Reporting framework will require the dedication of significant time and resources. At the same time, anti-ESG sentiment has gained momentum across the United States, particularly at the federal level, and the federal and certain state governments have enacted or proposed “anti-ESG” policies or legislation or have issued related legal opinions. Such policies, legislation, initiatives, and scrutiny could expose any sustainability, employment, governance, or other corporate practices we adopt to the risk of litigation, antitrust investigations or challenges by federal or state authorities, and result in injunctions, penalties, and reputational harm.
Additionally, if our competitors’ corporate social responsibility performance is perceived to be better than ours, potential or current investors may elect to invest with our competitors instead. Our business may face increased scrutiny related to these activities and our related disclosures, including from the investment community and the local communities in which we operate, and our failure to achieve progress or manage the dynamic, and at times conflicting, public sentiment and legal landscape in these areas on a timely basis, or at all, could adversely affect our reputation, business, and financial condition. Further, we may experience backlash from customers, government entities, advocacy groups, employees, or other stakeholders who disagree with our actual or perceived positions, or with our lack of position on social, environmental, governance, political, public policy, economic, geopolitical, or other sensitive issues. Any perceived lack of transparency about these matters could adversely affect our brand and reputation, our employees’ engagement and retention, and the willingness of our

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
customers and partners to do business with us. Both advocates and opponents to ESG-related matters are increasingly resorting to a range of activism forms, including media campaigns and litigation, to advance their perspectives. To the extent we are subject to such activism, it may require us to incur costs or otherwise adversely affect our business, financial condition, or results of operations.
If we or our payment processing partners fail to manage the risks related to our payment processing activities, we could be subject to fines, regulatory scrutiny, disruptions to our business, or reputational harm.
A portion of our customers authorize us to bill their credit card accounts through our third-party payment processing partners for our paid subscriptions. We have experienced, and expect to continue to experience, fraudulent activity, including the creation of accounts using false identities and the use of stolen or otherwise unauthorized payment credentials, which has resulted, and may in the future result, in losses, including payment processing fees, chargeback fees, and fines and penalties imposed by our payment processors or card networks, for which we may not be reimbursed. We maintain fraud-detection and identity-verification measures, but these measures have not identified, and may not identify, all such activity. Further, our customers provide us with credit card billing information online, and we do not verify the physical identity of cardholders or conduct additional verification beyond what we collect online, which increases our risk of exposure to fraudulent activity.
We also incur chargebacks when customers or card issuers claim that a transaction was unauthorized or otherwise improper. If the volume of chargebacks were to become excessive, we could be subject to higher processing fees, additional fines, fraud mitigation requirements, or the termination or suspension of our ability to accept certain payment methods, including credit cards, through one or more payment processors.
In addition, payment processors, card networks, and financial institutions periodically revise their rules, standards, and practices, including data protection and documentation standards, required to utilize their services from time to time. Our compliance with these evolving requirements, and the continued compliance of our third-party payment processing partners, may require additional operational resources and expense.
Failure by us or our payment processing partners to comply with applicable standards could result in fines, increased scrutiny, disruptions to our business and our ability to process payments for our intelligence service, or reputational harm.
Risks Related to Tax and Accounting Matters
Changes in tax laws or regulations could be enacted, or existing tax laws or regulations could be applied to us or our customers in a manner that could increase the costs of our models, platform, and applications and adversely affect our business.
We operate in multiple jurisdictions and are subject to tax laws and regulations of U.S. federal, state, and local and non-U.S. governments. Income, sales, use, or other tax laws, statutes, rules, regulations, or ordinances could be enacted or amended at any time (possibly with retroactive effect) and could be applied solely or disproportionately to models, platforms, and applications provided over the internet. These enactments or amendments could reduce our sales activity due to the inherent cost increase the taxes would represent and ultimately harm our results of operations and cash flows. Further, the application of U.S. federal, state, local, and non-U.S. tax laws to services provided electronically is unclear and continuously evolving. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted or applied adversely to us, possibly with retroactive effect, which could require us or our customers to pay additional tax amounts, as well as fines or penalties, and interest for past amounts. If we are unsuccessful in collecting such taxes due from our customers, we would be held liable for such costs, thereby adversely affecting our results of operations and harming our business.
As we expand the scale of our non-U.S. business activities, any changes in the U.S. or non-U.S. taxation of such activities may increase our worldwide effective tax rate and harm our business, financial condition, and results of operations. We may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. In addition, our hiring of personnel and engagement of third-party employer-of-record providers in non-U.S. jurisdictions, as well as our data center and other infrastructure activities outside the United States, have created, and may in the future create,

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
permanent establishments or other taxable presence in those jurisdictions, which could subject us to additional income, withholding, and indirect taxes, as well as interest, penalties, and additional compliance obligations. In advance of forming and obtaining approvals for local operating entities, we have entered into, and expect to enter into additional letters of intent, leases, and other agreements relating to our international compute and infrastructure activities through interim contracting arrangements with existing entities, and we may be unable to transfer these arrangements to local entities on a timely basis or at all. Any prolonged reliance on these interim arrangements, or any failure to migrate them to local entities, could increase our exposure to permanent establishment or other taxable-presence determinations and could result in non-recoverable value-
added or similar indirect taxes, which could be material in certain jurisdictions. Although we have not been required to pay income taxes, other than in immaterial amounts in certain jurisdictions to date, the amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws, or revised interpretations of existing tax laws and precedents, which could adversely affect our liquidity and results of operations. For example, a number of countries and organizations, such as the Organisation for Economic Co-operation and Development (“OECD”), have proposed changes to existing tax laws or new laws that could impact our tax obligations, including a framework that imposes a 15% global minimum tax, which has been implemented into the domestic laws of some jurisdictions in the EU, among other jurisdictions, and is being considered for implementation by other countries. On January 5, 2026, the OECD announced a “side-by-side” elective safe harbor that exempts electing
U.S.-parented multinational entities from certain provisions of the global minimum tax for fiscal years beginning on or after January 1, 2026. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest, and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which would harm us and our results of operations.
Our business, financial condition, and results of operations may be adversely affected if we are required to collect sales or other related taxes for subscriptions to our models, platform, and applications in jurisdictions where we have not historically done so.
We collect sales tax in a number of jurisdictions. Sales, use, value added, digital service, and similar tax laws and rates vary by jurisdiction. One or more states or countries may seek to impose incremental or new sales, use, or other tax collection obligations on us. A successful assertion by a state, country, or other jurisdiction that we should have been or should be collecting additional sales, use, or other taxes could, among other things, result in substantial tax payments, create significant administrative burdens for us, discourage potential customers from subscribing to our models, platform, and applications due to the incremental cost of any such sales or other related taxes, or otherwise harm our business, financial condition, and results of operations.
Further, certain jurisdictions in which we operate have enacted a digital services tax, which is generally a tax on gross revenue generated from users or customers located in those jurisdictions, and other jurisdictions are considering enacting similar laws. Any successful action by taxing authorities to compel us to collect and remit sales, use, value added, digital service, and similar tax laws, either retroactively, prospectively, or both, may adversely affect our business, financial condition, and results of operations.
Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
We have incurred substantial net operating losses (“NOLs”) during our history. In general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (“Code”), a corporation that undergoes an
“ownership change” is subject to limitations on its ability to utilize its pre-change U.S. federal NOLs or tax credits to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate change in stock ownership by one or more stockholders or groups of stockholders owning at least five percent (5%) of a corporation’s stock exceeds more than 50 percentage points over a three-year period. We have experienced ownership changes in the past, and we may experience ownership changes in the future (some of which may be outside our control). Similar limitations may apply under applicable law to state
NOLs and tax credits and to NOLs and tax credits incurred in non-U.S. jurisdictions. In addition, there may be periods during which the use of state NOLs is suspended or otherwise limited, which could accelerate or permanently increase our state income tax liabilities. As a result of the foregoing, even if we attain profitability, we may be unable to use a material portion of our NOLs and other tax attributes.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Our corporate structure and intercompany arrangements are subject to the tax laws of multiple jurisdictions, and we could be required to pay additional taxes, which could adversely affect our business, financial condition, and results of operations.
As we continue to expand our non-U.S. operations, we are, and may increasingly be, required to report taxable income in various jurisdictions around the world based on our business activities in those jurisdictions. Our corporate structure and associated transfer pricing policies reflect the functions, risks, and assets of the entities involved in our intercompany transactions. However, our tax position is subject to various risks, including increases in tax rates, new or revised tax laws (which may apply retroactively), and new interpretations of existing tax laws and policies by taxing authorities or courts, any of which could increase our overall tax obligations.
Our intercompany transactions are subject to complex transfer pricing rules administered by tax authorities in the jurisdictions in which we operate, many of which apply divergent, and sometimes conflicting, legal standards. Tax authorities may take inconsistent positions regarding the application of the arm’s-length principle, the characterization or valuation of our intellectual property, or the pricing of intercompany services and other transactions. If a tax authority successfully challenges our transfer pricing or the allocation of income and expenses among jurisdictions, we could be required to reallocate income or pay additional taxes, interest, and penalties. If the jurisdiction from which income is reallocated does not agree with the adjustment, we could also be subject to double taxation. In addition, certain of our cross-border contracting arrangements, including infrastructure-related agreements entered into by U.S. entities pending the formation of local subsidiaries, may give rise to non-recoverable value-added or similar indirect taxes or other tax costs, which could be material depending on the jurisdiction.
Although we believe our tax positions are reasonable, our tax reserves are adequate, and our transfer pricing practices reflect arm’s-length terms, tax authorities may disagree with our assumptions, judgments, and estimates. If a tax authority were to prevail in asserting that our intercompany arrangements do not satisfy applicable transfer pricing requirements, we could be required to pay additional taxes, interest, and penalties that exceed our reserves. Such an outcome could increase our effective tax rate, reduce our cash flows, and adversely affect our ability to achieve and sustain profitability.
If our judgments or estimates relating to our critical accounting policies prove to be incorrect, our results of operations may be adversely affected.
The preparation of financial statements in conformity with GAAP requires management to make judgments in applying our accounting policies and to make estimates and assumptions that affect the amounts reported on our consolidated financial statements and accompanying notes. We base our estimates in part on historical experience, market observable inputs, if available, and various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates.” Significant accounting policies, estimates, and assumptions used in preparing our consolidated financial statements include, but are not limited to, revenue recognition, stock-based compensation, common stock valuations, fair value of convertible notes, derivative liabilities, and SAFEs, leases, income taxes, and loss contingencies. In addition, we engage in complex and novel transactions and may be required to consolidate certain assets or entities on our financial statements, which may involve significant judgment and could result in volatility in our reported results of operations. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which may cause our results of operations to fall below the expectations of securities analysts and investors and cause a decline in the market price of our Class A common stock.
If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations may be impaired, which may adversely affect our business, financial condition, and results of operations.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley
Act, and the listing standards of the Nasdaq Global Select Market. The Sarbanes-Oxley Act and related
Exchange Act rules require, among other things, that we maintain effective disclosure controls and procedures

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to assure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange
Act is accumulated and communicated to management, including our principal executive and financial officers, to allow timely decisions regarding disclosure. We are also continuing to improve our internal control over financial reporting. We have expended, and anticipate that we will continue to expend, significant resources to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting.
Our current controls and any new controls that we develop may become inadequate because of changes in the conditions in our business. Further, weaknesses in our disclosure controls, procedures, or internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, may adversely affect our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. We also rely on distribution partners and other third-party service providers to process and store data underlying our financial reporting. Our ability to maintain effective internal controls therefore depends in part on the design and operating effectiveness of controls maintained by these third parties, and our ability to audit or remediate deficiencies in such third-party control environments is limited.
Any failure to implement and maintain effective internal control over financial reporting may also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting may also cause investors to lose confidence in our reported financial and other information, which would likely adversely affect the market price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq Global Select Market. We are not currently required to comply with the
SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.
We are exposed to fluctuations in interest rates and currency exchange rates, which could negatively affect our business, financial condition, and results of operations.
We hold a significant amount of cash, cash equivalents, and investments, a substantial portion of which is invested in instruments with variable or market-based interest rates. As a result, our investment income is sensitive to changes in prevailing interest rates. A decline in interest rates could reduce the income we earn on these investments, which could adversely affect our financial condition and results of operations. In addition, volatility in interest rates may impact the fair value of our investment portfolio and could affect our overall financial performance.
Our sales are currently denominated in U.S. dollars, euros, and the pound sterling, and will likely be denominated in other currencies in the future. Because we report our results of operations and revenue in U.S.
dollars, we are exposed to foreign currency translation risk and may in the future face additional foreign currency risks. For example, a strengthening of the U.S. dollar compared to these foreign currencies could increase the real cost of our models, platform, and applications to non-U.S. customers, which could reduce demand for our models, platform, and applications and adversely affect our results of operations. In addition, as our non-U.S. operations expand, an increasing portion of our operating expenses may be denominated in foreign currencies and subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to effectively manage these risks, including through any hedging activities, our financial condition and results of operations could be adversely affected.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Risks Related to our Governance Structure
Our capital stock structure features certain provisions that are novel or otherwise not common among other corporations with multiple-class structures, and may effectively eliminate the ability of holders of our Class A common stock to influence important decisions, including a change in control.
We have a novel capital and corporate governance structure that has no direct public company precedent. We are incorporated as a PBC under Delaware law. As a PBC, we are required to balance the pecuniary interests of our stockholders, the best interests of those materially affected by our conduct, and the Company Purpose identified in our amended and restated certificate of incorporation. In addition, the LTBT possesses certain rights that are designed to help ensure that we are managed in a manner that responsibly balances our goals as a PBC. Through a special class of common stock, Class T common stock, the LTBT generally has the authority to elect and remove the Class T directors, who together will constitute a majority of the authorized members of our board of directors. See the section titled “Our Governance Structure and Its Goals—Long-Term Benefit Trust—
Election and Removal of Directors” for more information. The LTBT is intended to operate as an independent body of five financially disinterested Trustees and the Class T common stock has no economic rights. As a result, the LTBT may have interests that differ from yours, and it may exercise its power in a way with which you disagree or in a way that may be adverse to your interests. Immediately prior to the completion of this offering, we will also issue a single share of Class F common stock, a special class of our common stock, to the
Founder LLC. The Class F common stock will be entitled to an aggregate number of votes that equals 50.1% of the total voting power of our outstanding shares of capital stock as of the applicable record date with respect to matters submitted to stockholders generally, including the election of our directors other than the Class T directors. Upon the completion of this offering, we will also authorize a special class of our common stock, Class
E common stock, which we will issue to our employees, excluding our co-founders. The Class E common stock will be entitled to vote only on certain limited matters and will not have any economic rights. Under this governance structure, we expect that the LTBT and the Founder LLC will collectively have the ability to elect all members of our board of directors, and the Founder LLC will have the ability to determine the outcome of all matters submitted to a vote of our stockholders generally for the foreseeable future. Accordingly, holders of our
Class A common stock generally will not be able to affect the outcome of any matter submitted to a vote of our stockholders or the election of our directors, regardless of how they vote, unless a majority of the Continuing
Founders (as defined below) cannot agree on how the Class F common stock will be voted (in which case the
Class F common stock will generally be voted proportionately with the votes of the Class A common stock cast on the matter).
Our governance structure is likely to have the effect of limiting the likelihood of an unsolicited merger proposal, unsolicited tender offer, or proxy contest for the removal of directors. As a result, our governance structure may make it more difficult to replace our directors and management and may have the effect of depriving our stockholders of an opportunity to sell their shares at a premium over prevailing market prices.
We cannot predict whether our structure will result in lower demand for our Class A common stock, increased volatility, adverse publicity, or other adverse consequences. In particular, the absence of judicial precedent interpreting this structure increases the risk and unpredictability of governance-related litigation, and courts may interpret the obligations inherent in our structure in ways that we might not anticipate.
Our capital structure will concentrate voting power with the LTBT and the Founder LLC for the foreseeable future and will result in the LTBT and the Founder LLC having voting power that is not derived from or proportionate to economic interests in our company.
Our Class T common stock will generally entitle the LTBT to elect and remove the Class T directors, who together will constitute a majority of the authorized members of our board of directors. Our Class T common stock will remain outstanding indefinitely, subject to the right of our board of directors and the Trustees or specified majorities of our Class A common stock, Class E common stock, and Class F common stock to amend or terminate the terms of the LTBT or the rights of the Class T common stock or to redeem the Class T common stock (such time as no share of Class T common stock is outstanding, the “Class T Sunset Time”). The Trust
Agreement (as defined below) limits Trustee compensation to a reasonable cash amount fixed annually by the
Trustees. Trustee compensation will not vary with or be conditioned upon the profits or any action or inaction

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
of our company. The policies of the LTBT prohibit a Trustee from directly purchasing or holding any of our securities.
Our Class F common stock will entitle the Founder LLC to an aggregate number of votes that equals 50.1% of the total voting power of our outstanding shares of capital stock as of the applicable record date with respect to matters submitted to stockholders generally, including the election of our directors other than the Class T directors. The Class F common stock will remain outstanding until the earlier of (i) the completion of the Class
F Transition Period (as defined below), which will commence when there have been fewer than three
Continuing Founders (not including any successor member who is a “Non-Qualifying Member” as defined in the Founder LLC limited liability company agreement) (the “Founder LLC Agreement”) for 90 consecutive calendar days and (ii) the time when there is no Class F common stock outstanding, including as a result of a redemption thereof agreed to by a Supermajority (as defined below) of the Continuing Founders or upon the dissolution of the Founder LLC (the “Class F Sunset Time”). Upon the completion of this offering, our co-
founders will collectively hold approximately (i)           % of the total voting power of our outstanding capital
stock with respect to matters submitted to stockholders generally, excluding through their interests in the
Founder LLC, and (ii)           % of the total voting power of our outstanding capital stock with respect to matters submitted to stockholders generally, including through their interests in the Founder LLC.
The voting power of the LTBT and the Founder LLC are not derived from or proportionate to economic interests in our company and will not be subject to dilution or the loss of rights upon the issuance of additional shares of Class A common stock (including upon conversion of any Class N common stock) or any other shares of our capital stock. Moreover, the LTBT, Founder LLC, and our individual co-founders may have interests that differ from yours and may vote in a way with which you disagree and that may be adverse to your interests. For example, while the LTBT, Founder LLC, and our co-founders share a long-term commitment to our mission that may benefit stockholders who share our public benefit goals, the separation between voting power and economic interests may result in such persons exercising their influence in a manner that prioritizes actions or outcomes they believe to be consistent with the Company Purpose and the best interests of those materially affected by our conduct over the pecuniary interests of our other stockholders. This divergence of voting power from economic interests in our company is likely to persist for the foreseeable future and will not be subject to dilution based on additional issuances of our capital stock or reduction for sales or dispositions of our capital stock by our individual co-founders. For additional information about the circumstances in which our Class T common stock and Class F common stock could be redeemed, see the section titled “Description of Capital
Stock—Common Stock—Redemption.”
Our governance structure and the adoption of our amended and restated certificate of incorporation may negatively affect the decision by certain institutional investors to purchase or hold shares of our Class A common stock.
Certain aspects of our governance structure, such as our multi-class capital structure, may limit the ability of certain institutional investors to invest in us as a result of their investment policies or may make such an investment less attractive to the portfolio managers of certain institutional investors.
In addition, our multi-class capital structure may make us ineligible for inclusion in indices, and as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track these indices would not invest in our stock. These policies may depress our valuation compared to those of other similar companies that are able to be included in such indices.
We are considered a “controlled company” within the meaning of the Nasdaq Global Select
Market corporate governance requirements, and, as a result, we qualify for, and currently rely on, exemptions from certain corporate governance requirements.
We are considered a “controlled company” within the meaning of the Nasdaq Global Select Market corporate governance requirements because the LTBT, as the sole holder of our Class T common stock, generally has the power to elect a majority of the authorized members of our board of directors. As a result, we may elect not to comply with certain corporate governance requirements, including:
•the requirement that a majority of our board of directors consist of independent directors;

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
•the requirement that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•the requirement that we have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.
If we elect not to comply with certain requirements, you will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq Global Select Market corporate governance requirements. Although we qualify as a “controlled company,” we do not expect to rely on this exemption except with respect to our NGC, which will not consist entirely of independent directors. Our board of directors currently consists of a majority of independent directors and our audit and compensation committees currently consist entirely of independent directors. In the event that we cease to be a “controlled company” and our Class
A common stock continues to be listed on the Nasdaq Global Select Market, we will be required to comply with the provision that our NGC be comprised entirely of independent directors within the applicable transition period.
We operate as a Delaware public benefit corporation. As a public benefit corporation, we cannot provide any assurance that we will achieve our Company Purpose.
As a PBC, we are intended to produce a public benefit or benefits and to operate in a responsible and sustainable manner, balancing our stockholders’ pecuniary interests, the best interests of those materially affected by our conduct, and the Company Purpose identified in our amended and restated certificate of incorporation. We cannot assure you that we will achieve our Company Purpose or that the expected positive impact from being a PBC will be realized, which could adversely affect our reputation, business, financial condition, and results of operations. As a PBC, we are required, under Section 366 of the Delaware General
Corporation Law (“DGCL”) and pursuant to our amended and restated bylaws, to disclose to stockholders a report at least biennially on our overall performance in promoting the public benefit identified in our amended and restated certificate of incorporation and the best interests of those materially affected by our conduct and on our assessment of our success in achieving our Company Purpose and in promoting those interests. If we are not timely or are unable to provide this report, or if the report is not viewed favorably by parties doing business with us, regulators, others reviewing our credentials, or other stakeholders, including holders of our Class A common stock, our reputation as a PBC may be adversely affected.
Our focus on the long-term best interests of our company as a PBC, and the duty of our directors to balance the pecuniary interests of our stockholders, the best interests of those stakeholders materially affected by our conduct, and our Company Purpose, may conflict with short-, medium-, or long-term financial interests and business performance, which may negatively impact the value of our Class A common stock.
We have made, and may in the future make, decisions that we believe balance the pecuniary interests of our stockholders, the best interests of those materially affected by our conduct, and the Company Purpose set forth in our amended and restated certificate of incorporation, even if such decisions may negatively impact the short-, medium-, or long-term performance of our business, financial condition, and results of operations or the short-, medium-, or long-term performance of our Class A common stock. This may impact the value of our
Class A common stock and make owning our Class A common stock less appealing to investors who are focused on returns. Our decisions and actions in pursuit of long-term success may not result in the long-term benefits we expect, which could adversely affect our business, financial condition, and results of operations, as well as the market price of our Class A common stock. Such decisions and actions may include changes to our models, platform, and applications; limitations on certain uses of our models, platform, and applications; moderating the pace of the development of our models for safety-related reasons; adjustments to the timing of new offerings; changes in how we deliver customer support; investments in our relationships with partners and employees; investments in and introductions of new models, platforms, and applications; investments in social impact initiatives consistent with our public benefit objectives; and changes in our approach to working with local or national jurisdictions on laws and regulations governing our business.
Our policies, including those on usage, currently prohibit, or may be revised in the future to prohibit, certain usage or other actions, which may have adverse commercial consequences to us. For example, our usage policy

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
prohibits the use of our models, platform, and applications to develop or operate fully autonomous weapons or to conduct mass surveillance, including mass domestic surveillance, and we have declined to permit such uses based on our Company Purpose, notwithstanding the revenue those or similar uses could generate. Maintaining these limitations has had, and may continue to have, adverse commercial and financial consequences. We have also restricted or delayed the availability of certain capabilities for safety reasons. For example, we initially released our Mythos model only as a gated research preview through Project Glasswing rather than making it broadly available to the public. Similarly, we have chosen not to develop certain commercially attractive offerings, such as image and video generation models, in order to direct our compute toward our research and safety priorities. Our public advocacy, and the decisions we make to moderate the pace of AI development, delay or restrict the release of models or features, or forgo commercial opportunities for safety-related reasons, may not maximize stockholder value, could have a negative impact on the value of our Class A common stock, and could result in litigation. Each of these decisions reflects our directors’ balancing of the pecuniary interests of our stockholders, the best interests of those materially affected by our conduct, and the Company Purpose.
While we believe these decisions are consistent with the Company Purpose, as a result of these decisions, we may forgo revenue, customers, or growth opportunities that a corporation managed solely to maximize stockholder value might pursue.
Further, while directors of traditional corporations typically have a fiduciary duty to focus on maximizing stockholder value, directors of a PBC have a duty to consider not only the stockholders’ financial interests but also the company’s specific public benefit purpose and the best interests of those stakeholders materially affected by the company’s actions. Thus, our directors are not merely permitted, but obligated, to consider our
Company Purpose and the interests of other stakeholders. Under Delaware law, directors are shielded from liability for breach of these obligations if they make informed and disinterested decisions that serve a rational purpose. In the event of a conflict among the interests of our stockholders, our Company Purpose or the interests of our other stakeholders, our directors must only make informed and disinterested decisions that serve a rational purpose; thus, we cannot guarantee that such a conflict would be resolved in favor of our stockholders’ monetary interests, which could adversely affect our business, financial condition, and results of operations and cause the market price of our Class A common stock to decline. In addition, there is very limited judicial precedent interpreting the balancing requirement applicable to PBCs under Delaware law, particularly for companies with significant scale or visibility, or with a scope of PBC purpose similar to ours. As a result, the scope of directors’ obligations, the standards by which their decisions may be reviewed, and the nature and availability of stockholder remedies in connection with alleged failures to responsibly balance these interests remain uncertain. Future judicial interpretations of these provisions could be more expansive than we currently anticipate and could result in increased litigation risk, greater scrutiny of board decision-making, or outcomes that differ from our expectations.
Additionally, as a PBC, we are less vulnerable to an unsolicited takeover effort than a traditional company would be and, therefore, your ability to realize your investment through an acquisition may be limited. We may also not be an attractive target for activists or hedge fund investors because new directors must consider and give appropriate weight to the pecuniary interests of our stockholders, the best interests of those materially affected by our conduct, and our Company Purpose, and stockholders may be able to enforce this obligation through litigation. Further, by requiring that our board of directors consider additional stakeholders and our
Company Purpose, and not just maximizing stockholder value, Delaware law could make it easier for our board of directors to reject a hostile bid, even where the acceptance of such a bid would provide the greatest short-
term financial yield to investors.
In addition, we intend to direct a meaningful portion of our resources toward our public benefit initiatives, which may include contributions to nonprofit organizations, research institutions, underserved communities, and other third parties that may not otherwise have access to frontier AI capabilities. These initiatives, which include the Initial Public Benefit Issuance and the future Public Benefit Issuances, have been, and may continue to be, substantial in scale, and we expect to significantly grow these efforts over time. The benefits of such expenditures may be difficult or impossible to measure in financial terms and may not result in any direct or measurable benefit to our business or our stockholders. The amount of resources directed toward these initiatives may, in any given period, reduce our revenue, increase our expenses, and could otherwise affect our results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
As a Delaware public benefit corporation, we may be subject to increased litigation concerning our board of directors’ obligation to balance our stockholders’ pecuniary interests, the best interests of those materially affected by our conduct and our Company
Purpose, the occurrence of which may have an adverse impact on our business, financial condition, and results of operations.
Section 367 of the DGCL provides that stockholders of a Delaware PBC with shares listed on a national securities exchange may only file an action to enforce the statutory balancing requirement imposed on the board of directors by the DGCL if they, individually or collectively, own the lesser of at least two percent of the corporation’s outstanding shares or shares of the corporation with a market value of at least $2,000,000 as of the date the action is instituted and, in the case of a derivative action, such stockholders satisfy any other conditions applicable to filing a derivative action. This potential liability for enforcement of the statutory balancing requirement does not exist for traditional corporations. Therefore, we may be subject to the possibility of increased litigation, which would require the attention of our management, and, as a result, may adversely affect our management’s ability to effectively execute our strategy. There is limited judicial precedent for this type of balancing litigation, which may create uncertainty around the scope of our directors’ obligations or the remedies available to stockholders. Additionally, any such litigation may be costly, which may adversely affect our business, financial condition, and results of operations.
Our amended and restated bylaws will designate a state or federal court located within the
State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, each of which may limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, stockholders, or employees.
Our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, the Court of
Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, stockholders, or officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL, or as to which the DGCL confers jurisdiction upon the Court of
Chancery of the State of Delaware, (iv) any action arising pursuant to or to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation, or our amended and restated
bylaws, or (v) any action asserting a claim governed by the internal affairs doctrine, except for, in all cases, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination).
Section 22 of the Securities Act of 1933, as amended (the “Securities Act”), establishes concurrent jurisdiction for federal and state courts over Securities Act claims. Accordingly, both state and federal courts have jurisdiction to hear such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated
bylaws will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities
Act against any person in connection with any offering of our securities, including, without limitation, any auditor, underwriter, expert, control person, or other defendant. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any derivative action or proceeding brought to enforce any duty or liability created by the Exchange Act or the rules or regulations thereunder. All other claims arising under the Exchange Act may be brought in any federal court of competent jurisdiction.
Any person or entity purchasing, holding, or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Although we believe these exclusive

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our current or former directors, officers, stockholders, or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, officers, stockholders, or other employees. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.
Provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer, proxy contest, or other significant corporate transaction difficult, potentially depressing the market price of our Class A common stock.
Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will contain a number of provisions that may make the acquisition of our company more difficult. Such provisions will include:
•a multi-class common stock structure, which will provide the LTBT and the Founder LLC with the ability to elect all members of our board of directors, and will provide the Founder LLC with the ability to determine the outcome of all matters submitted to a vote of our stockholders generally (including the approval of any merger, sale of our company, and other significant corporate transaction requiring stockholder approval) for the foreseeable future;
•prior to the Class F Sunset Time, vacant or newly created directorships for any directors who are not
Class T directors can be filled by our board of directors in accordance with a notice from the Founder
LLC or by the holders of the Class A common stock and Class F common stock, voting together or acting by written consent;
•prior to the Class T Sunset Time, the number of directors constituting our board of directors will be permitted to be set only with the approval of 80% of the authorized members of our board of directors
(rounded up or down to the nearest whole number (any exact 0.5 rounding up));
•a special meeting of our stockholders may only be called by (i) our board of directors acting pursuant to a resolution adopted by a majority of the authorized members of our board of directors; (ii) the
Chairperson of our board of directors; (iii) our Chief Executive Officer; (iv) our President; (v) following the Class F Sunset Time, a majority of the directors who are not Class T directors; (vi) prior to the Class
F Sunset Time and only with respect to a special meeting at which holders of the Class E common stock will be asked to vote on a proposal, the secretary of the company; or (vii) prior to the Class F Sunset
Time, the Founder LLC as the holder of the Class F common stock;
•prior to the Class F Sunset Time and the Class T Sunset Time, stockholders may act by written consent only with respect to (i) any action to nominate, elect or remove directors or appoint a director to fill any vacancy or newly created directorship, (ii) satisfy certain redemption and protective provisions in our amended and restated certificate of incorporation related to the Class F common stock, Class T common stock, and Class E common stock; and (iii) any matter in which stockholders vote together as a single class if such matter is first approved or requested by our board of directors, and following both the Class F Sunset Time and the Class T Sunset Time, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any written consent of our stockholders; notwithstanding the foregoing, any action required or permitted to be taken by the holders of Class E common stock must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders;
•advance notice procedures required for Class A stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;
•following the Class F Sunset Time, our board of directors will shift to having a classified board of directors consisting of three classes of directors with staggered three-year terms;

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
•following the Class F Sunset Time, 66 2/3% of the voting power of the Class A common stock will be required to amend certain provisions in our amended and restated certificate of incorporation and our amended and restated bylaws;
•not providing for cumulative voting; and
•authorizing undesignated preferred stock, the issuance and terms of which may be established by 80%
of the authorized members of our board of directors (rounded up or down to the nearest whole number
(any exact 0.5 rounding up)) and, prior to the Class F Sunset Time, only with the consent of the
Founder LLC as the holder of the Class F common stock.
These provisions, alone or together, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.
Risks Related to Ownership of our Class A Common Stock
There has been no prior public trading market for our Class A common stock, and an active trading market may not develop or be sustained following this offering.
We have applied to list our Class A common stock on the Nasdaq Global Select Market under the symbol “ANT.”
However, prior to this offering, there has been no public trading market for our Class A common stock. We cannot assure you that an active trading market for our Class A common stock will develop on such exchange or elsewhere or, if developed, that any market will be sustained. The initial public offering price of our Class A common stock will be determined through negotiation among us, the selling stockholders, and the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our Class A common stock following this offering.
The market price of our Class A common stock may be volatile, and you may lose all or part of your investment.
We cannot predict the prices at which our Class A common stock will trade. The initial public offering price of our Class A common stock will be determined by negotiations among us, the selling stockholders, and the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our Class A common stock following this offering. The market price of our Class A common stock following this offering may fluctuate substantially, depending on a number of factors, many of which are beyond our control and may not be related to our operating performance. These fluctuations may cause you to lose all or part of your investment in our Class A common stock. Factors that may cause fluctuations in the market price of our Class A common stock include the following:
•price and volume fluctuations in the overall stock market from time to time, including fluctuations due to general economic uncertainty or negative market sentiment;
•volatility in the market and trading volumes of technology stocks;
•supply chain constraints, particularly those impacting compute, and new and evolving trade regulations and tariffs, and counter-measures;
•changes in the operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;
•sales of shares of our Class A common stock by us or our stockholders, as well as the anticipation of lock-up releases;
•rumors and market speculation involving us or other companies in our industry or related industries;

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
•failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
•actual or perceived significant data breaches involving our business;
•the financial or non-financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;
•third-party data published about us or other companies in our industry, whether or not such data is accurate;
•announcements by us or our competitors of new models, platforms, or applications;
•the public’s reaction to our press releases, other public announcements, and filings with the SEC;
•fluctuations in the trading volume of shares of our Class A common stock or the size of our public float;
•short selling of our Class A common stock or related derivative securities;
•actual or anticipated changes or fluctuations in our results of operations;
•actual or anticipated developments in our business, our competitors’ businesses, or the competitive landscape generally;
•changes in the anticipated future size or growth rate of our addressable markets;
•our issuance of shares of our Class A common stock, including as a result of the conversion of our Class
N common stock in connection with certain transfers;
•litigation or regulatory action involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;
•developments or disputes concerning our intellectual property or other proprietary rights;
•announced or completed acquisitions of businesses or technologies, or similar strategic transactions, by us or our competitors;
•new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
•regulatory enforcement actions or other governmental efforts affecting our models, platform, and applications;
•changes in accounting standards, policies, guidelines, interpretations, or principles;
•major catastrophic events such as war, incidents of terrorism, pandemics, or responses to such events;
•any additions or departures of founders, board members, management, or key personnel; and
•general economic conditions and slow or negative growth of our markets.
In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the market price of our Class A common stock may decline for reasons unrelated to our business, financial condition, or results of operations. The market price of our Class A common stock may also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.
Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our
Class A common stock when desired, or the prices that you may obtain for your shares of our Class A common stock.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
In the past, stockholders have initiated securities class action lawsuits against companies following periods of stock price volatility. If the market price of our Class A common stock is volatile, we may become the target of securities litigation. Such litigation may subject us to substantial costs, divert resources and management’s attention, and adversely affect our business, financial condition, and results of operations.
The issuance of additional stock in connection with financings, acquisitions, investments, our equity incentive plans, the conversion of our outstanding convertible promissory notes, the conversion of our outstanding Class N common stock, our public benefit initiatives, or otherwise will dilute the interests of the holders of our Class A common stock.
Our amended and restated certificate of incorporation that will become effective immediately prior to the
completion of this offering authorizes us to issue up to an aggregate of            shares of Class A common stock,
           shares of Class N common stock, one share of Class T common stock, one share of Class F common stock,
           shares of Class E common stock, and            shares of preferred stock, with such rights, powers, and
preferences as may be determined by our board of directors (subject to limitations in our amended and restated
certificate of incorporation, which will become effective immediately prior to the completion of this offering, or prescribed by Delaware law). Subject to compliance with applicable rules and regulations, we may issue shares of our capital stock or securities convertible into shares of our capital stock from time to time in connection with a financing, an acquisition, an investment, our equity incentive plans, the conversion of our outstanding convertible promissory notes, the conversion of our Class N common stock, our public benefit initiatives, which may include issuances of equity to third parties such as nonprofit organizations, research institutions, or other recipients, or otherwise, including the Public Benefit Issuances. Any such issuances may result in substantial dilution to the holders of our Class A common stock and cause the market price of our Class A common stock to decline. For a discussion of the dilutive impact of our Class N common stock on the holders of our Class A common stock, see the risk factor titled “A substantial number of shares of our Class N common stock will be outstanding upon the completion of this offering, which will dilute the voting power of the holders of our Class
A common stock upon conversion.”
In addition, registration rights agreements entered into with counterparties to certain of our NPAs provide such counterparties with rights to cause us to register for resale after this offering (i) shares of our common stock underlying such notes, (ii) shares of Class A common stock issuable upon conversion of the Class N common stock issued upon conversion of the notes, and (iii) shares of our common stock issued in connection with certain contractual rights to private placements concurrent with this offering. The exercise of such registration rights could facilitate sales of large blocks of our Class A common stock into the public market, which could depress the market price of our Class A common stock or increase its volatility.
A substantial number of shares of our Class N common stock will be outstanding upon the completion of this offering, which will dilute the voting power of the holders of our Class A common stock upon conversion.
Immediately prior to the completion of this offering, after giving effect to the Preferred Stock Conversion and
the Convertible Notes Conversion, we will have            shares of Class N common stock outstanding,
representing approximately           % of our outstanding capital stock prior to this offering and approximately
          % of our outstanding capital stock following the completion of this offering (in each case, excluding the
Class T common stock, the Class F common stock, and the Class E common stock). After giving effect to the
Preferred Stock Conversion and the Convertible Notes Conversion, Amazon and Google will each hold greater than five percent of our outstanding capital stock. Although our Class N common stock is non-voting, their holdings represent a significant economic interest in our company, and because the Class N common stock converts into Class A common stock upon transfer to an unaffiliated third party, these shares could also become significant to the voting power of our Class A common stock following any such transfer. Immediately prior to the completion of this offering, after giving effect to the Preferred Stock Conversion and the Convertible Notes
Conversion, and immediately following the offering, Amazon will hold            shares of our Class N common
stock and Google will hold            shares of our Class N common stock. An aggregate of an additional shares of Class N common stock will be issuable after this offering upon conversion of remaining outstanding convertible promissory notes, all of which are held by Amazon, that could not convert immediately prior to the completion of this offering without exceeding the applicable ownership cap. Additional shares of
Class N common stock may also be issued following this offering pursuant to the Public Benefit Issuances, future drawdowns and related issuances or conversions under our note purchase agreements, and certain

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
contractual rights. See the sections titled “Shares Eligible for Future Sale—Class N Common Stock,”
“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and
Capital Resources—Convertible Notes,” and “Business—Our Commitment to Public Benefit.”
Although the Class N common stock is not entitled to vote, it is entitled to economic rights equivalent to those of our Class A common stock, including the right to participate ratably with the Class A common stock in any dividends we may declare and in distributions upon a liquidation, dissolution, or winding-up. As a result, the shares of Class N common stock issued in connection with the completion of this offering as a result of the
Preferred Stock Conversion and Convertible Notes Conversion will dilute the economic interests, including any dividends and any proceeds available for distribution to stockholders, of the holders of our Class A common stock, and such shares are included together with our Class A common stock in determining net tangible book value per share. See the section titled “Dilution.”
The shares of Class N common stock will automatically convert into an equal number of shares of Class A common stock upon a transfer effected through: (i) a registered offering or an open market sale of such shares or (ii) a transfer to an unaffiliated third party, subject to certain limitations described in the section titled
“Description of Capital Stock.” While held as Class N common stock, these shares are non-voting and therefore do not impact the voting power of the holders of our Class A common stock. Upon the conversion of shares of
Class N common stock into Class A common stock, however, the resulting shares of Class A common stock will be entitled to one vote per share and the issuance of such shares will dilute the voting power of the existing holders of our Class A common stock. Any shares of Class N common stock that we issue in the future would have the same effect, diluting the economic interests of the holders of our Class A common stock while outstanding, as well as diluting their voting power upon conversion into Class A common stock.
Future issuances of our Class A common stock and Class N common stock will not dilute the voting power of our Class F common stock.
Future issuances of our Class A common stock, including upon conversion of our Class N common stock, and
Class N common stock will not dilute the voting power of our Class F common stock because the Class F common stock is entitled to a fixed 50.1% of the total voting power of our outstanding shares of capital stock as of the applicable record date with respect to matters submitted to stockholders generally. For example, if we were to issue 1,000,000 additional shares of Class A common stock, the Class F common stock would automatically be entitled to an incremental number of votes sufficient to cause the aggregate voting power of the Class F common stock to equal 50.1% of the total voting power of our outstanding shares of capital stock as of the applicable record date with respect to matters submitted to stockholders generally, or approximately
1,004,008 additional votes. Any future issuances of additional shares of Class A common stock, including upon conversion of the Class N common stock, and Class N common stock will not be subject to approval by our stockholders except as required by the listing standards of the Nasdaq Global Select Market.
Future sales of our Class A common stock in the public market could cause the market price of our Class A common stock to decline.
The market price of our Class A common stock may decline due to sales of a large number of shares of our Class
A common stock in the market after this offering. The potential for such sales to occur may also depress the
market price of our Class A common stock. Following the completion of this offering, based on            shares of
our Class A common stock outstanding and            shares of Class N common stock outstanding as of June 30,
2026 (after giving effect to the Preferred Stock Conversion, Convertible Notes Conversion, Initial Public Benefit
Issuance, and RSU Settlement), we will have a total of            shares of Class A common stock outstanding and
           shares of Class N common stock outstanding. Additionally, the Public Benefit Entity will hold           shares
of our Class N common stock.  Our directors, executive officers, and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us or have entered or will enter into lock-up agreements with the underwriters under which they have agreed or will agree, subject to specific exceptions, not to sell any shares of our Class A
common stock or Class N common stock for a period of time up to            days following the date of this
prospectus. We refer to such period as the lock-up period. We and the representatives may release certain stockholders from the market standoff agreements or lock-up agreements prior to the end of the lock-up period.
See the section titled “Shares Eligible for Future Sale” for more information.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
As a result of these agreements and the provisions of our amended and restated investors’ rights agreement, dated as of May 28, 2026 (our “IRA”), as described further in the section titled “Description of Capital Stock—
Registration Rights,” and subject to the provisions of Rule 144 or Rule 701 of the Securities Act, shares of our
Class A common stock will be available for sale in the public market as follows:
•beginning on the date of this prospectus, all shares of our Class A common stock sold in this offering will be immediately available for sale in the public market; and
•beginning            days after the date of this prospectus, subject to the terms of the lock-up and market standoff agreements described above, the remainder of the shares of our Class A common stock
(including those issuable upon conversion of our Class N common stock) will become eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144.
Upon completion of this offering, stockholders owning an aggregate of up to            shares of our Class A
common stock (including those issuable upon conversion of our Class N common stock) will be entitled, under our IRA, to demand registration rights. In addition, we intend to file a registration statement to register shares reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and the expiration or waiver of the market standoff agreements and lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options or settlement of RSUs will be available for immediate resale in the United States in the open market.
In addition, our co-founders have each pledged to dedicate 80% of their personal equity in Anthropic to philanthropic causes. These commitments are voluntary, revocable expressions of each co-founder’s philanthropic intent and do not constitute legally binding obligations. The timing, amount, recipients, structure, and manner of any donations in furtherance of this pledge are uncertain and will depend on a variety of factors, including each co-founder’s individual circumstances, tax and estate planning considerations, applicable transfer restrictions, market conditions, and philanthropic priorities at the relevant time. The co-
founders may satisfy this pledge over time through a variety of means, including donations to donor-advised funds, charitable organizations, private foundations, or other philanthropic vehicles, certain of which have entered into irrevocable proxy agreements with us, as described under the section titled “Certain Relationships and Related Person Transactions—Irrevocable Proxy Agreements.” Donations of shares of our Class A common stock in furtherance of this pledge and any subsequent sales by recipients could, subject to the lock-up and market standoff agreements described above and applicable securities laws, result in the sale of a significant number of shares in the public market. Because the timing and amount of any such donations and sales cannot be predicted, any such sales, or the perception that such sales could occur, could depress the market price of our
Class A common stock. These pledges relate to the co-founders’ personal economic interests in shares of our
Class A common stock and do not apply to the Class F common stock or alter the Founder LLC voting structure described under the section titled “Our Governance Structure and Its Goals—Founder Voting Structure.” As
such, as our co-founders make donations in furtherance of this pledge, their personal economic interests in us will decrease while their voting control through the Founder LLC will remain unchanged for so long as each co-
founder continues to satisfy the minimum retained ownership condition for continued membership in the
Founder LLC described in the section titled “Description of Capital Stock—Founder LLC Agreement,” which may reduce the alignment between the interests of our co-founders and those of our other stockholders, or cause those interests to diverge.
Sales of our Class A common stock by stockholders as lock-up restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales may also cause the market price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock.
Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.
We do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to fund the development and growth of our business. In addition, the A&R Credit Agreement contains, and any future credit facility or financing we obtain may contain, terms limiting the amount of cash

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
dividends that may be declared or paid on our capital stock. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, and applicable contractual restrictions. As a result, stockholders should rely on sales of their Class A common stock or Class N common stock after price appreciation, if any, as the only way to realize any future gains on their investment.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendation regarding our Class A common stock adversely, the market price and trading volume of our
Class A common stock could decline.
The market price and trading volume for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market, or our competitors. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If any of the analysts who cover us change their recommendation regarding our Class A common stock adversely, provide more favorable relative recommendations about our competitors or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which could cause the price and trading volume of our Class A common stock to decline.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Special Note Regarding Forward-looking
Statements
This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations, financial position, market size and opportunity, our business strategy and plans, the factors affecting our performance, and our objectives for future operations, are forward-looking statements. In some cases, you can identify forward-
looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expect,” “plan,”
“anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,”
“goal,” “objective,” “seek,” “forecast,” or “continue,” or the negative of any of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•our future financial performance, including our expectations regarding our revenue, compute and infrastructure expenses, and operating expenses, and our ability to achieve and maintain future profitability;
•the sufficiency of our cash, cash equivalents, and investments and amounts available under our credit facility to meet our working capital and liquidity needs;
•the amount, nature, and timing of our capital expenditures and other compute and infrastructure commitments, our ability to fund such commitments and achieve expected returns, and our ability to convert compute investments into revenue-generating customer workloads on anticipated timelines;
•our ability to successfully execute our business and growth strategy, including scaling our operations and managing costs, timelines, and operational complexity, and pursuing our public benefit initiatives consistent with our public benefit purpose;
•our expectations and management of future growth;
•our ability to raise additional capital through future debt or equity financing on acceptable terms, and the potential dilutive or restrictive effects of any such financing on our stockholders and operations;
•our expectations concerning relationships with third parties and access to compute and infrastructure, including potential conflicts of interest with cloud service providers and chip partners that develop competing AI offerings;
•the demand for our offerings and the pricing thereof, including potential changes to our pricing structure;
•our ability to attract and retain customers and our expectations regarding revenue concentration among a limited number of customers and distribution channels;
•our ability to attract, develop, and retain highly skilled personnel, and to maintain our culture, talent density, and mission alignment as we grow;
•our ability to develop new models, platforms, and applications and bring them to market in a timely manner and make enhancements to our current models, platform, and applications, and to remain at the frontier of AI;
•our plans and commitments with respect to AI safety, responsible deployment, and safety-related access restrictions on frontier models, and the commercial and operational implications of those commitments;
•our ability to maintain the availability and operability of our models, platform, and applications;

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
•our ability to compete with existing and new competitors in existing and new markets and offerings;
•our expectations regarding new and evolving markets, including our ability to expand our operations, customer base, and revenue internationally and to adapt our models, platform, and applications to local language, regulatory, and market requirements in new jurisdictions;
•our ability to identify, execute, and integrate beneficial acquisitions, investments, and strategic partnerships;
•our ability to manage risk associated with our business, including risks arising from our public benefit corporation status and the role of the LTBT in our governance;
•our ability to protect our models, platform, applications, and systems against cybersecurity threats, including nation-state and other sophisticated threat actors;
•our expectations regarding the effects of existing and developing laws and regulations, including with respect to AI, copyright, privacy and data protection, and export controls, economic sanctions, and other trade controls;
•our ability to maintain, protect, and enhance our intellectual property;
•our ability to develop and protect our brand, including the impact of safety, security, or misuse incidents and of our public positions on AI policy and regulation;
•the increased expenses associated with being a public company;
•the outcome of pending or future litigation, regulatory proceedings, and governmental enforcement actions, and their potential effects on our business, financial condition, and results of operations;
•our dividend policy, including our current intention not to pay cash dividends and to retain future earnings for use in our business;
•the development and maintenance of an active trading market for our Class A common stock and the potential volatility of our stock price following this offering; and
•our anticipated uses of net proceeds from this offering.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.
We have based the forward-looking statements contained in this prospectus primarily on our current expectations, estimates, forecasts, and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot assure you that the future results, events, and circumstances reflected in the forward-looking statements will be achieved or occur at all, and actual future results, events, and circumstances could differ materially from those described in the forward-looking statements. Accordingly, you should not place undue reliance upon forward-looking statements as predictions of future events.
The forward-looking statements made in this prospectus relate only to our expectations as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Industry, Market, and Other Data
Unless otherwise indicated, data, estimates, and other information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations, market position, market opportunity, and market size, are based on industry publications and reports generated by third-party providers, other publicly available studies, and our internal sources and estimates. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates.
Although we are responsible for all of the disclosure contained in this prospectus and we believe the information from the industry publications and other third-party sources included in this prospectus is reliable, we have not independently verified the accuracy or completeness of the data contained in such sources.
Forecasts and other forward-looking information with respect to market and industry data and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See the section titled “Special Note Regarding Forward-looking Statements” for more information. The content of, or accessibility through, the below sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein and any websites are inactive textual references only.
The sources of the statistical data, estimates, and market and industry data contained in this prospectus are identified by superscript notations and are provided below:
•IDC, The Economic Impact of AI: 2026 Edition, doc # US54452226, April 2026.
•IDC, Worldwide Black Book: Live Edition V2 2026 Forecast, July 2026.
•IDC, Worldwide Developer Population Growth Forecast, 2025–2029, doc # US53789825, September
2025.
•IQVIA Institute for Human Data Science, Global Medicine Use Trends 2026, February 2026.
•U.S. Bureau of Labor Statistics, Occupational Employment and Wage Statistics, May 2025.
•World Bank Group, GDP (current US$), 2025.
The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the reports and estimates made by the aforementioned third parties and by us.
Certain estimates in this prospectus regarding global knowledge workers’ wages, which we refer to as the annual economic value represented by global knowledge workers, are our own, derived from third-party data.
Based on wage data for U.S. workers by occupation classification from the U.S. Bureau of Labor Statistics in
2025, we calculate the total salary for the subset of workers that we believe to represent knowledge workers.
Based on International Labor Organization data for global labor income as a percentage of global GDP, and based on 2025 global GDP, we estimate a 2025 global wages figure. We calculate the ratio of total U.S. wages in
2025 to the 2025 global wages figure, and apply that ratio to the total U.S. knowledge workers’ wages figure to arrive at an estimate of global knowledge workers’ wages.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Use of Proceeds
We estimate that the net proceeds to us from the sale of shares of our Class A common stock in this offering will
be approximately $          , based upon the assumed initial public offering price of $           per share, which is the
midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us,
or approximately $           if the underwriters’ option to purchase additional shares of our Class A common stock from us is exercised in full. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders.
Each $1.00 increase or decrease in the assumed initial public offering price of $           per share, which is the
midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or
decrease, as applicable, the net proceeds that we receive from this offering by approximately $          , assuming
that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, the net proceeds that we receive from
this offering by approximately $          , assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, facilitate an orderly distribution of shares for the selling stockholders, and enable access to the public equity markets for us and our stockholders.
We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures, including investments in compute and infrastructure, as well as hiring and retention of highly skilled personnel. Additionally, we may use a portion of the net proceeds we receive from this offering to acquire or invest in businesses, products, services, or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time.
We also intend to use a portion of the net proceeds we receive from this offering to satisfy our anticipated tax
withholding and remittance obligations of $           related to the RSU Settlement. This amount is based upon the
assumed initial public offering price of $           per share, which is the midpoint of the estimated offering price
range set forth on the cover page of this prospectus, and an assumed           % tax withholding rate. Each $1.00
increase or decrease in the assumed initial public offering price of $           per share, which is the midpoint of
the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount we would be required to pay to satisfy our tax withholding and remittance obligations
related to the RSU Settlement by $          .
We cannot further specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in short-term, investment grade, interest-bearing instruments.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Dividend Policy
We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to finance the operation and expansion of our business and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant. In addition, the terms of the A&R Credit Agreement place certain limitations on the amount of cash dividends we can pay, even if no amounts are currently outstanding under the credit facility.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Capitalization
The following table sets forth our cash, cash equivalents, and short-term investments, as well as our capitalization, as of June 30, 2026 as follows:
•on an actual basis;
•on a pro forma basis, giving effect to (i) the Preferred Stock Conversion, as if such conversion had occurred on June 30, 2026, (ii) the Convertible Notes Conversion, as if such conversion had occurred on June 30, 2026, (iii) the Class F Stock Issuance, as if it had occurred on June 30, 2026, (iv) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation of
$           related to RSUs subject to the RSU Settlement, and (v) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering; and
•on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above, (ii) the
sale and issuance by us of            shares of our Class A common stock in this offering, based upon the
assumed initial public offering price of $           per share, which is the midpoint of the estimated
offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the use of net proceeds from this offering, together with existing cash and cash equivalents, if necessary, to satisfy the estimated tax withholding and remittance obligations related to the RSU Settlement. We will not receive any proceeds from the sale of shares of our Class A common stock by any of the selling stockholders.
The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes, and the section titled
“Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83

	As of June 30, 2026
	Actual	Pro forma(1)	Pro forma as adjusted(2)
	(in millions, except for share and per share data)
Cash, cash equivalents, and short-term investments	$131,651	$	$
Convertible notes payable	$108,566
Redeemable convertible preferred stock, par value $0.00001 per share: 1,040,440,652 shares authorized, 853,394,043 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	157,510
Stockholders’ equity (deficit):
Preferred stock, par value $0.00001 per share: no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Class A common stock, par value $0.00001 per share: 10,991,000,000 shares authorized, 2,157,398,120 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	—
Class N common stock, par value $0.00001 per share: 7,044,000,000 shares authorized, 30,643,060 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	—
Class T common stock, par value $0.00001 per share: 1 share authorized, 1 share issued and outstanding, actual; 1 share authorized, 1 share issued and outstanding, pro forma; and 1 share authorized, 1 share issued and outstanding, pro forma as adjusted	—
Class F common stock, par value $0.00001 per share: no shares authorized, no shares issued and outstanding, actual; shares authorized, 1 share issued and outstanding, pro forma; and shares authorized, 1 share issued and outstanding, pro forma as adjusted	—
Class E common stock, par value $0.00001 per share: no shares authorized, no shares issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; and shares authorized, no shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	5,336
Accumulated other comprehensive income (loss)	(53)
Accumulated deficit	(132,902)
Total stockholders’ equity (deficit)	(127,619)
Total capitalization	$138,457	$	$
______________
(1)Each $1.00 increase or decrease in the assumed initial public offering price of $           per share, which is the midpoint of the
estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount we would be required to pay to satisfy our tax withholding and remittance obligations related to the RSU Settlement by
$          .
(2)Each $1.00 increase or decrease in the assumed initial public offering price of $           per share, which is the midpoint of the
estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of our pro forma as adjusted cash, cash equivalents, and short-term investments, additional paid-in capital, total
stockholders’ equity (deficit), and total capitalization by $          , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash, cash equivalents, and short-term
investments, additional paid-in capital, total stockholders’ equity (deficit), and total capitalization by $          , assuming the
assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters’ option to purchase additional shares of our Class A common stock from us were exercised in full, pro forma as adjusted cash, cash equivalents, and short-term investments; additional paid-in capital;
total stockholders’ equity (deficit); total capitalization; and shares of Class A common stock outstanding as of
June 30, 2026 would be $          , $          , $          , $           and            shares of Class A common stock,
respectively.
The pro forma and pro forma as adjusted columns in the table above are based on            shares of our Class A
common stock,            shares of our Class N common stock, one share of our Class T common stock, and one share of our Class F common stock outstanding as of June 30, 2026 (after giving effect to the Preferred Stock
Conversion, Convertible Notes Conversion, Class F Stock Issuance, Initial Public Benefit Issuance, and RSU
Settlement), and exclude the following:
•1,797,066,050 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock outstanding as of June 30, 2026, with a weighted-average exercise price of $2.89 per share;
•           shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock granted after June 30, 2026, with a weighted-average exercise price of
$           per share;
•           shares of our Class A common stock issuable upon the vesting and settlement of RSUs outstanding as of the date of this prospectus, but for which (i) the service-based vesting condition was not satisfied as of such date and (ii) the performance-based vesting condition, if applicable, will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part; and
•           shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:
◦           shares of our Class A common stock reserved for future issuance upon conversion of Class N common stock issuable under our Donation Matching Plan;
◦           shares of our Class A common stock to be reserved for future issuance under our 2026 Plan, which will become effective prior to the completion of this offering;
◦           shares of our Class A common stock reserved for future issuance under our 2021 Plan, which number of shares will be added to the shares of our Class A common stock to be reserved for future issuance under our 2026 Plan upon its effectiveness, at which time we will cease granting awards under our 2021 Plan; and
◦           shares of our Class A common stock to be reserved for future issuance under our ESPP, which will become effective prior to the completion of this offering.
Our 2026 Plan and ESPP each provide for an annual automatic increase in the number of shares of our Class A common stock reserved thereunder, and our 2026 Plan provides for increases to the number of shares that may be granted thereunder based on awards under our 2021 Plan that expire or are cancelled or forfeited, and shares under our 2021 Plan that are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations, or are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Equity Plans.”

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Dilution
If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock and Class N common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our Class A common stock and Class
N common stock immediately after completion of this offering.
Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities and redeemable convertible preferred stock by the number of shares of our Class A common stock and Class N common stock outstanding; because our Class T common stock, Class F common stock, and Class E common stock have no economic rights, they are excluded from the per share calculation. Our historical net tangible book value as of June 30, 2026 was $(128.3) billion, or $(58.65) per share. Our pro forma net tangible book
value as of June 30, 2026 was $          , or $           per share, based on the total number of shares of our Class A common stock and Class N common stock outstanding as of June 30, 2026, after giving effect to the Preferred
Stock Conversion, Convertible Notes Conversion, Initial Public Benefit Issuance, and the RSU Settlement.
After giving effect to (i) the pro forma adjustments set forth above and (ii) the sale by us of            shares of our
Class A common stock in this offering at the assumed initial public offering price of $           per share, which is
the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the use of net proceeds from this offering, together with existing cash and cash equivalents, if necessary, to satisfy the estimated tax withholding and remittance obligations related to the RSU Settlement, our pro forma as adjusted
net tangible book value as of June 30, 2026 would have been $          , or $           per share. This represents an
immediate increase in pro forma as adjusted net tangible book value of $           per share to our existing
stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $           per share to
investors purchasing shares of our Class A common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of June 30, 2026	$(58.65)
Increase per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of June 30, 2026
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of Class A common stock in this offering
Pro forma as adjusted net tangible book value per share immediately after this offering
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$
The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase or decrease in the assumed initial public
offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible
book value per share to new investors by $          , and would increase or decrease, as applicable, dilution per
share to new investors purchasing shares of Class A common stock in this offering by $          , assuming that the
number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Similarly, each increase or decrease of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by
approximately $           per share and increase or decrease, as applicable, the dilution to new investors
purchasing shares of Class A common stock in this offering by $           per share, assuming the assumed initial

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters’ option to purchase additional shares of our Class A common stock from us is exercised in full, the pro forma net tangible book value per share of our Class A common stock, as adjusted to give effect to
this offering, would be $           per share, and the dilution in pro forma net tangible book value per share to new
investors purchasing shares of Class A common stock in this offering would be $           per share.
The following table presents, as of June 30, 2026, after giving effect to the Preferred Stock Conversion,
Convertible Notes Conversion, Initial Public Benefit Issuance, and the RSU Settlement, the differences between the existing stockholders and the new investors purchasing shares of our Class A common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of our Class A common stock and the average price per share
paid or to be paid to us at the assumed initial public offering price of $           per share, which is the midpoint of
the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Weighted Average Price Per Share
	Number	Percent	Amount	Percentage
Existing stockholders		%	$	%	$
New investors					$
Totals		100%		$100%
The foregoing table does not reflect any sales by the selling stockholders in this offering. Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to
           shares, or approximately           % of the total number of shares of our Class A common stock outstanding
after this offering, and will increase the number of shares held by new investors to            shares, or
approximately           % of the total number of shares of our Class A common stock outstanding after this offering.
Each $1.00 increase or decrease in the assumed initial public offering price of $           per share, which is the
midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all
stockholders by $          , assuming that the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by
$          , assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our Class A common stock from us. If the underwriters’ option to purchase additional shares of our Class A common stock were exercised in full, our existing stockholders would own
          % and our new investors would own           % of the total number of shares of our Class A common stock outstanding upon completion of this offering.
The number of shares of our Class A common stock, Class N common stock, Class T common stock, and Class F
common stock that will be outstanding after this offering is based on            shares of our Class A common stock,
           shares of our Class N common stock, one share of our Class T common stock, and one share of our Class F common stock outstanding as of June 30, 2026 (after giving effect to the Preferred Stock Conversion,

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Convertible Notes Conversion, Class F Stock Issuance, Initial Public Benefit Issuance, and RSU Settlement),
and excludes:
•1,797,066,050 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock outstanding as of June 30, 2026, with a weighted-average exercise price of $2.89 per share;
•           shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock granted after June 30, 2026, with a weighted-average exercise price of
$           per share;
•           shares of our Class A common stock issuable upon the vesting and settlement of RSUs outstanding as of the date of this prospectus, but for which (i) the service-based vesting condition was not satisfied as of such date and (ii) the performance-based vesting condition, if applicable, will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part; and
•           shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:
◦           shares of our Class A common stock reserved for future issuance upon conversion of Class N common stock issuable under our Donation Matching Plan;
◦           shares of our Class A common stock to be reserved for future issuance under our 2026 Plan, which will become effective prior to the completion of this offering;
◦           shares of our Class A common stock reserved for future issuance under our 2021 Plan, which number of shares will be added to the shares of our Class A common stock to be reserved for future issuance under our 2026 Plan upon its effectiveness, at which time we will cease granting awards under our 2021 Plan; and
◦           shares of our Class A common stock to be reserved for future issuance under our ESPP, which will become effective prior to the completion of this offering.
Our 2026 Plan and ESPP each provide for an annual automatic increase in the number of shares of our Class A common stock reserved thereunder, and our 2026 Plan provides for increases to the number of shares that may be granted thereunder based on awards under our 2021 Plan that expire or are cancelled or forfeited, and shares under our 2021 Plan that are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations, or are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Equity Plans.”
To the extent that any outstanding options to purchase our Class A common stock are exercised, RSUs are settled or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Management’s Discussion and Analysis of
Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Summary Consolidated Financial and Other Data” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Factors that could cause or contribute to such differences include those identified below and those discussed elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Special Note Regarding Forward-looking Statements.” Financial data as of and for the years ended December 31, 2023, 2024, and 2025 have been derived from our audited consolidated financial statements appearing at the end of this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.
Overview
Anthropic was founded in 2021 by a team of researchers responsible for many of the breakthroughs that define
AI. We are first and foremost a research lab—our mission is the responsible development and maintenance of advanced AI for the long-term benefit of humanity. This mission directs our focus and, together with our talent and culture, our frontier and safety research, our approach to compute, and our enterprise strategy, forms the core advantages that set us apart. These advantages enable us to continuously advance frontier AI and shape the standards for its safe and responsible development. Our frontier AI, Claude, is delivered to customers through our models, platform, and applications. Claude has experienced the fastest enterprise adoption of any technology in history, as demonstrated by revenue growing from $0 at commercial launch in the first quarter of
2023 to $           for the            months ended           .

Fastest enterprise adoption of any technology in history

Revenue over time
Opus 5.5
Mythos 5.1 / Fable 5.1
Opus 5
Sonnet 5
$11.6B
Q2'26 Revenue
Mythos 5 / Fable 5
Opus 4.8
Claude for Legal
Claude Design
Opus 4.7
Mythos Preview
Claude Security
Opus 4.6
Claude Cowork
Claude for Healthcare
Opus 4.5
Claude for Life Sciences
Sonnet 4.5
Claude for Financial Services
Claude Code GA
Claude 4
Claude for Education
Model Context Protocol
Claude 3
Claude 2
Claude.ai
Commercial launch
March 2023

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Our Financial Model
Our financial model is built on four primary drivers that define the trajectory of our results:
•Adoption of Claude. The advancing intelligence and capabilities of each successive version of a
Claude model drive the diffusion of Claude across the global economy. As new customers adopt Claude and existing customers expand their usage into new workflows, our revenue grows.
•Compute Efficiency. We are focused on increasing the intelligence produced and revenue generated per dollar of compute invested and have delivered significant efficiency improvements.
•Operating Efficiency. Our high talent density, efficient go-to-market, and how extensively our teams leverage Claude in their work help to drive improved operating margin, Adjusted Operating
Margin, and revenue per employee.
•Compute Investments. Investing in compute is critical to support our long-term growth, and we intend to continue making substantial investments in compute.
The drivers of our financial model materialize on different timelines. The adoption of Claude and associated revenue growth, compute efficiency, and operating efficiency have each increased rapidly over time. Compute is procured and committed in advance and the expense is incurred as it is brought online and added to our fungible pool, often in large, discrete steps. The fungible pool can support all workloads dynamically, including research, model development, serving customers, and internal usage of Claude. As a result, there is a lag between when investment is committed and when the full revenue associated with such investment is realized.
This dynamic has produced a financial model in which operating margin and Adjusted Operating Margin have expanded steadily over the past four quarters. As significant incremental compute is brought online in future periods, the associated expense will be recognized in advance of the full revenue that the compute will ultimately support, and we expect operating margin and Adjusted Operating Margin may compress in those periods. At our current stage, this cycle is an inherent aspect of our business and will cause operating margins to fluctuate from period to period, at times meaningfully, even if the underlying economics of the business continue to improve.
Adoption of Claude
Each successive version of a Claude model is designed to advance the frontier with capabilities that customers value most, including coding, agentic workflows, computer use, and complex reasoning, which unlock new categories of use and drive compounding demand from new and existing customers. Claude’s intelligence is a primary driver of its diffusion and our revenue growth: because Claude leads at the AI frontier, customers rapidly adopt it, quickly see real value, and organically expand their use. We complement this intelligence-led growth with direct go-to-market and Applied AI teams and extend our reach through native availability across all three major cloud platforms—AWS, GCP, and Azure—and through partnerships with SIs, consultants, and data platforms.
We deliver this intelligence through an integrated approach. Our Claude model family is the foundation, with model classes optimized for different points along the capability-cost-speed curve. On top of our models, Claude
Platform gives developers access to the primitives we use ourselves, which they can use to build their own AI solutions. We have also built first-party applications on Claude Platform for customers that prefer a ready-to-
deploy option. We believe the value of this integrated approach is reflected in the increasing number of
customers that use both Claude Platform and our first-party applications. For the            months ended           ,
          % of our customers with $100,000 or more of revenue on a TTM basis used Claude Platform and at least
one of our first-party applications, up from           % for the            months ended           .
As more customers adopt Claude and expand their usage, we have rapidly grown our base of customers that
generate meaningful revenue. We had            customers with $100,000 or more of revenue on a TTM basis as of
          , up from approximately            as of           . In addition, as customers further embed Claude into their most critical workflows and growth initiatives, many rapidly expand their deployments into higher revenue tiers. As

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
of           , we had            customers with $1 million or more of revenue on a TTM basis and            customers with
$10 million or more of revenue on a TTM basis.
This customer momentum is driven by significant usage expansion as customers realize the value of deploying
Claude across their organizations. The value that Claude delivers to customers has helped drive our Net
Revenue Retention of           % as of           .
The growth in our business reflects the degree to which enterprises are embedding Claude directly into their business-critical workflows. Despite these trends, adoption across the global economy remains nascent. As
Claude’s capabilities continue to advance, we believe the addressable opportunity will expand, and Claude will continue its rapid diffusion across more enterprises.
Compute Efficiency
Compute is the most significant operating cost in our business, and compute efficiency is a critical determinant of our operating efficiency and revenue. Our research-driven algorithmic improvements in training and inference optimization and multi-chip compute architecture have combined to dramatically increase our compute efficiency as our revenue has scaled. The result is that we are able to continue increasing the intelligence our research can produce and the revenue our business can generate per dollar of compute investment.
We define compute efficiency as maximizing the intelligence produced and revenue generated per dollar of compute invested. Three pillars drive our compute efficiency:
•Training Efficiency. Our researchers regularly innovate algorithmic and architectural advances that deliver equivalent or greater model intelligence per unit of compute. We call these “compute multipliers.” Increasingly, Claude itself assists in the research and engineering that produce each successive version of our models, which is a recursive dynamic we refer to as “closing the loop,” with successive versions of our models accelerating the development of the next and compounding these gains across model generations.
•Inference Efficiency. Our researchers have delivered meaningful compute multipliers for inference
—reducing the compute required to serve a given level of model performance—while our engineering teams have driven significant optimizations in how efficiently that compute is utilized in production.
This allows us to provide greater value for customers and generate greater revenue from our compute base over time, which is critical as we have consistently operated in a compute-constrained environment where customer demand exceeds available compute.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
•Multi-Chip Compute Approach. We train and serve Claude natively across four major chip families (AWS Trainium, Google TPUs, NVIDIA GPUs, and AMD GPUs) using a proprietary orchestration layer that enables us to optimize workloads for price and performance. This flexibility, which took years and significant investment to build and we believe is difficult to replicate at scale, expands our available compute, reduces dependence on any single vendor, and enables us to continuously route workloads to the most optimal hardware for those workloads. This foundation, paired with Claude’s increasing understanding of chip and model architectures, allows us to onboard new chip platforms in a fraction of the time this once required.

Significant increase in revenue per dollar of compute

$ in billions
In-period revenue
Compute and infrastructure expenses
In-period revenue / compute
5.2x
Increase in compute efficiency from Q1'25 (0.40x) to Q2'26 (2.08x)
0.40x
0.57x
0.68x
0.69x
1.40x
2.08x
$0.4
$0.9
$0.8
$1.4
$1.4
$2.0
$2.0
$2.9
$4.7
$3.4
$11.6
$5.6
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26
Q2'26

Revenue per dollar of compute has expanded meaningfully, even as we have accelerated research and product velocity and expanded our internal Claude usage. For example, our revenue grew 1,368% year-over-year for the three months ended June 30, 2026, compared to our compute and infrastructure expenses that grew 300%
during the same period. While serving our growing customer demand, we also made significant research advances to the frontier with new leading models, including Mythos 5, Fable 5, and Opus 5, and launched new products, including Claude Cowork and Claude Design.
Operating Efficiency
Our operating efficiency is derived from our high talent density, our efficient go-to-market, and how extensively our teams leverage Claude in their work. Claude is the common thread, amplifying the output of our employees.
For example,           % of the contributions to our codebase in            were written by Claude. Additionally, the

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
average daily volume of code contributed to our codebase per engineer in the            months ended            was
           times the average daily volume in the            ended           .
From            to           , TTM revenue increased           % while headcount increased           %, driving TTM revenue
per employee from $           to $           , a reflection of extraordinary talent density and a culture built to compound it.
Our go-to-market model reflects this as well—intelligence-led growth and broad distribution partnerships enable us to rapidly expand customer adoption and revenue without being limited by the rate at which we can grow our sales and marketing organization, resulting in greater sales efficiency as compared to typical enterprise technology companies.
Our revenue was $16.3 billion for the six months ended June 30, 2026, up from $1.2 billion for the six months ended June 30, 2025. Our operating loss was $693 million for the six months ended June 30, 2026, down from
$2.1 billion for the six months ended June 30, 2025. The result of our revenue growth, compute efficiency, and operating efficiency has been a significant improvement in Adjusted Operating Income, which was $1.6 billion for the six months ended June 30, 2026, up from Adjusted Operating Loss of $1.8 billion for the six months ended June 30, 2025. We expect operating margin and Adjusted Operating Margin to fluctuate over time, particularly in periods when substantial incremental compute is delivered to us and we incur the associated expenses. See the section titled “—Non-GAAP Financial Measures” for a description of and information about
Adjusted Operating Income (Loss) and Adjusted Operating Margin, as well as a reconciliation of these measures to the most directly comparable financial measures calculated in accordance with GAAP.
Compute Investments
Investing in compute is a prerequisite for long-term growth. We invest in compute for research, model development, serving customers, and internal usage of Claude. Our commercial traction, research progress, and the scale of the opportunity ahead give us the conviction to continue investing aggressively in compute. As of
          , we have entered into purchase and lease agreements with an aggregate committed spend of $          ,
substantially all of which is related to compute and infrastructure, and we expect these commitments will continue to increase. See the section titled “—Liquidity and Capital Resources—Contractual Obligations” for
more information.
We intend to fund these investments through the revenue we generate and the capital that we raise. As of June
30, 2026, we have raised an aggregate of $141.1 billion of capital and have cash and cash equivalents of $112.4 billion and short-term investments of $19.3 billion. An increasing portion of these investments relates to building out our own compute and infrastructure and vertically integrating across the compute supply chain to

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
secure long-term compute at the scale required for frontier model development. These investments take the form of capital expenditures and other commitments, including lease obligations, that we incur well in advance of the related compute becoming operational and generating revenue. As a result, we expect this build-out to change the cash flow profile of our business and to be a significant use of net cash in operating and investing activities for the foreseeable future. See the section titled “—Liquidity and Capital Resources” for more information.
How We Generate Revenue
At the foundation of our business is our family of four Claude model classes—Mythos (including Fable), Opus,
Sonnet, and Haiku—each optimized for a different point on the capability-cost-speed curve. Our frontier models allow customers to match the right model to each use case. Customers typically use higher-capability models for complex reasoning, coding, and agentic workflows where greater model intelligence is required.
Customers also frequently adopt our full range of models, routing individual tasks to the models that are most optimized to meet their needs along the capability-cost-speed curve. The model a customer uses and the volume of usage are the primary drivers of customer spend. We establish a direct contractual relationship with the customer and offer customers the flexibility to purchase directly from us or through CSP marketplaces, and many customers utilize both channels.
Pay-for-intelligence, our consumption-based revenue model, is our primary revenue model and currently represents the substantial majority of our total revenue. Under this model, customers pay for usage, which is metered in tokens and priced according to the model selected. Our pay-for-intelligence revenue is primarily generated from customers building applications incorporating Claude or utilizing our first-party applications.
In addition, we offer certain of our applications on a subscription basis, serving both enterprises and prosumers. Under this model, customers pay a subscription fee for a specified level of usage and capabilities during the subscription term, which is generally 12 months or less.
Depending on the model, platform, or applications chosen by our customers, they enter into pay-for-
intelligence pricing, subscription-based pricing, or both. For example, when subscribers approach or exhaust the usage capacity included in their tier, they may utilize a higher subscription tier or purchase more intelligence directly, creating a seamless bridge from subscription to incremental pay-for-intelligence revenue.
A growing number of enterprise customers agree to non-cancelable annual or multi-year contracts with minimum spend commitments in exchange for a committed price list. These contracts result primarily in consumption-based revenue.
Consumption-based revenue increased from $288 million, or 75% of total revenue, for the year ended
December 31, 2024, to $3.8 billion, or 83% of total revenue, for the year ended December 31, 2025, to $13.1 billion, or 80% of total revenue, for the six months ended June 30, 2026. Subscription-based revenue increased from $98 million, or 25% of total revenue, to $789 million, or 17% of total revenue, to $3.2 billion, or 20% of total revenue, over the same periods. The higher increase in consumption-based revenue reflects the growth in customers with $100,000 or more of revenue on a TTM basis. For 2023, our revenue of $41 million was substantially all consumption-based, reflecting our early operations. We expect consumption-based revenue to continue to represent the substantial majority of total revenue for the foreseeable future.
Our recent growth may reflect early-stage adoption dynamics, the nascency of the AI market, and rapid initial customer expansion that may not be sustainable over time. We expect our revenue growth rate to decline over time, and it may decline significantly and more rapidly than we anticipate as our revenue base increases and as the market matures.
Our Customers and Approach to Claude Diffusion
Our Customers
We serve enterprises of all sizes and across industries, in nearly every region of the world. Organizations that use Claude range from the world’s largest enterprises to AI-native startups, research institutions, and mission-
driven organizations working on some of the world’s most consequential problems. Customers realize value

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
from Claude in three primary ways: more productive employees, faster processes, and embedded intelligence in their products. As enterprise customers push Claude into increasingly complex workflows, we engage with them to understand their evolving requirements, which helps shape our product roadmap. This feedback loop deepens customer relationships with each release and makes Claude more capable for all customers.
Software developers have been core to our strategy: they are simultaneously the architects of applications built on our platform, and they encode their workflows and institutional knowledge into Claude-powered agents.
Developers have been our earliest adopters and often most discerning users: they apply models to unanticipated use cases quickly and surface the edge cases that sharpen each successive version of a Claude model. Claude
Code is now embedded in software development workflows across major organizations, with these relationships often beginning with individual engineers who recognized the value of autonomous coding agents and accelerated adoption across their enterprises.
The same intelligence and capabilities we deliver to enterprises are also valuable to prosumers in their personal endeavors. These users provide strategic value as a top-of-funnel engine for our enterprise business—
individuals who utilize Claude for their personal work and then champion it inside their organizations.
We are seeing broad-based growth across customer use cases, from software development to financial analysis, content creation, and complex knowledge work. Claude is extensible: regardless of entry point, enterprises quickly discover that frontier AI applies to a wide and expanding range of tasks across their organizations. As a result, what sometimes begins as a single use case frequently expands into broader adoption spanning coding, legal analysis, financial modeling, customer operations, and other knowledge-intensive work.
Our Approach to Claude Diffusion
A core driver of Claude’s diffusion is its intelligence—as Claude’s capabilities advance, value to customers expands, and that value drives greater adoption. Ensuring the accessibility of such intelligence is also critical, and we do that in the following ways: through our composable platform and applications that meet customers where they are, through our go-to-market and Applied AI teams directly, and through partnerships that extend our reach at scale.
Intelligence-Led Growth. Our platform and applications are the primary mechanism through which Claude’s intelligence can reach users. As users begin building, brainstorming, and problem-solving with Claude, they quickly come to rely on it as a trusted partner in their work. As Claude becomes part of how people work, they experience firsthand what frontier AI makes possible, and such individual adoption reshapes how entire organizations operate. This pattern repeats across organizations: prosumers become internal champions, teams expand their use of Claude, and what begins as a single workflow grows into something that impacts how an entire organization operates. This pattern has been core to our revenue growth.
Direct Teams. This organic adoption is complemented and enhanced through our direct go-to-market teams who help scale Claude to organizations with complex workflows and business processes. By the time our direct teams engage a customer, Claude is often already in use. Our go-to-market teams use this organic momentum to build executive sponsorship and drive enterprise-wide adoption.
Applied AI Teams. Our Applied AI teams embed more deeply with select customers, building solutions that make it easier for organizations to benefit from Claude’s intelligence. They work with enterprises to design and deploy custom solutions, specialized workflows, and domain-specific implementations tailored to the customer’s own requirements. This work not only drives deeper adoption within individual customers but also generates the feedback and use cases that shape our platform and product roadmap.
Cloud Partnerships. Claude is accessible on all three major cloud platforms, AWS, GCP, and Azure, allowing enterprises to deploy Claude within the infrastructure, security perimeters, and commitment structures they already operate. These CSPs extend our reach through their large combined field teams that are empowered to sell our platform and applications, accelerating market adoption at a scale we believe would be difficult for any single organization to directly replicate. We have a joint go-to-market approach with these CSPs through which we establish direct contractual relationships with our customers while paying a fee to each CSP. This structure allows us to foster stronger commercial alignment with these CSPs, avoid channel conflict, set pricing, and realize the financial benefits of ongoing compute efficiency improvements.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Ecosystem Partnerships. Major global SIs have built dedicated Claude practices with teams trained to deploy our platform and applications. Go-to-market alliances with leading data platforms embed Claude into data infrastructure that enterprises already operate, facilitating adoption of Claude within existing workflows and making it easier for enterprises to realize value from Claude.
Ode with Anthropic. We recently launched an AI services company in partnership with leading private equity firms to bring Claude’s capabilities to mid-sized companies across sectors, building solutions on the Claude
Platform and supporting customers over the long term. Ode with Anthropic will partner closely with our
Applied AI and go-to-market teams.
Together, these approaches have led to a structurally efficient approach to facilitating the diffusion of Claude in the economy, with our sales, marketing, and partnership costs representing 19% of revenue for the six months ended June 30, 2026.
Key Factors Affecting Our Performance
Remaining at the Frontier of AI
We believe enterprises consistently choose the most capable and trustworthy AI systems, making our position at the frontier an important driver of our success. Our ability to rapidly grow our revenue is partially dependent on our continued delivery of more intelligent and capable models. Our experience is that as we deliver models with meaningfully improved capabilities that deliver higher intelligence per dollar spent, customers find new applications for AI across their businesses, accelerating adoption and revenue growth.
This can be seen in the trajectory of our model family adoption. Successive versions of our most intelligent generally available model have delivered meaningfully greater intelligence and capabilities. With each release, we have seen most customers utilize the latest version of our models, reinforcing the direct relationship between frontier model quality and revenue generation. As we deliver more capable models, customers have expanded their usage into new use cases and increased their spending accordingly.
We expect our ability to deliver innovation in intelligence and capability at the frontier to remain a key driver of revenue growth in future periods, and maintaining a leading position requires continued investment in research and compute, top technical talent, and access to capital sufficient to support our growth trajectory.
Securing Sufficient Compute and Optimizing its Utilization
Our ability to continue advancing intelligence at the frontier depends on securing sufficient compute for research, model development, serving customers, and internal usage of Claude. Our ability to leverage heterogeneous compute helps us to secure compute at sufficient scale and optimal price-performance. If any of our chip partners are unable to deliver committed compute or experience delays, or if we need to procure incremental compute, we benefit from having a range of partners as opposed to being overly reliant on any one partner. The availability, timing, and cost of compute are subject to factors largely outside our control, including the concentration of chip and memory manufacturing among a limited number of suppliers and geographies, constraints on the availability of power and data center capacity, and evolving export controls. We have historically operated in a compute-constrained environment in which demand for compute has exceeded the supply available to us. In addition, certain of the CSPs on which we rely for compute are also strategic investors in us, are our customers, and offer AI models and services that compete with ours. These multifaceted relationships could give rise to conflicts of interest or competitive dynamics that adversely affect our access to compute, its cost, or the prioritization of our workloads.
As our compute needs have grown substantially, we are shifting from sourcing compute solely through fixed-
term cloud agreements to a hybrid model that also includes leasing chips directly and hosting them in dedicated facilities operated on our behalf. We refer to this additional source of compute as Anthropic Direct, which helps to address our scaling compute requirements and provides potential long-term economic advantages of direct hosting. Anthropic Direct allows us to separate our commitments for data center capacity from our commitments for the AI accelerators deployed inside them. Because data centers require longer lead times but represent a smaller fraction of total costs, this approach enables us to secure physical capacity early while deferring larger accelerator investments until our specific compute needs are more certain.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Optimizing the utilization of our compute is equally important to our success in satisfying customer demand.
We continuously direct compute to its highest-value use case, balancing the need to advance research and model development with the need to serve our customers and support internal usage of Claude. We rely on compute efficiencies, such as the discovery of compute multipliers, to get the most out of the compute that we procure. Our ability to effectively direct compute and drive compute efficiencies will be an important determinant of both our pace of innovation and our financial results over time.
Attracting and Retaining Technical Talent
Advancing the frontier and maximizing the return on our compute investment require that we attract, hire, and retain top technical talent. Talent attraction and retention start with our seven co-founders, all of whom have remained with the company. We believe our culture and mission alignment enable us to hire and retain the talent required to continuously push the frontier of AI forward in a safe and responsible way. We expect our ability to continue attracting and retaining top technical talent to remain a key determinant of our pace of innovation and our financial results in future periods.
Our Continued Access to Capital
We must make significant investments in compute for research, model development, serving customers, and internal usage of Claude. Our compute requires substantial upfront commitments and ongoing payments as the compute becomes available to us. Our compute commitments will continue to grow as we scale our business.
Our ability to secure sufficient compute is directly linked to our ability to access capital on favorable terms, such as through equity or debt financing or cash flow from operations.
In order to maintain our access to capital, we must continue to demonstrate that we are able to invest that capital in a highly productive way. The best measures of our progress are Claude’s intelligence and capability, and customer adoption of Claude. Our ability to convert compute investment into frontier model performance, and then increase customer adoption, will be a key determinant of our access to capital.
Our ability to sustain access to capital depends in part on demonstrating a credible trajectory toward profitability. Our revenue growth, compute efficiency, and operating efficiency have significantly improved our operating margin and Adjusted Operating Margin, but we plan to keep investing heavily, which will adversely impact our results of operations. Our compute commitments are substantial and generally must be satisfied regardless of our revenue or utilization, while our access to additional capital depends on a number of conditions, many of which are outside our control, including market conditions and investor demand. In addition, a portion of our compute and infrastructure build-out has been funded or supported by capital or credit support provided or facilitated by certain of our CSPs and chip partners. Our ability to reduce this reliance over time is a function in part of our ability to obtain financing from independent sources on our own credit.
Our Ability to Diffuse Claude in the Enterprise
Our financial performance depends on the pace and breadth at which AI, and in particular Claude, is adopted across the global economy. While Claude’s capabilities already address a wide range of enterprise use cases, we believe that enterprise adoption remains nascent. We believe that our ability to capture this opportunity and drive revenue growth in future periods will depend on three dynamics:
First, our ability to translate model improvements into accessible products and platform capabilities.
In the            months ended           , we launched an aggregate of            new model versions, platform features,
and applications, including new capabilities in Claude Code, Claude Cowork, and vertical solutions for key industries. Our growth depends on continuing this pace of product innovation and reducing the friction between Claude’s capabilities and customer workflows. Our growth also depends on how quickly new capabilities reach customers, which in turn depends on the steps we take to assess and mitigate the risks of each model during development and before and after release. In the past, these steps have included delaying the release of new models and limiting their initial availability, such as our initial release of Mythos through Project
Glasswing, and in the future, as we learn more about model capabilities and behavior, could include additional measures that affect whether, how, and when we develop or release new models or capabilities. These
5 For purposes of this measure, we include only Fortune 500 customers that are publicly traded and calculate the measure using total expenses as reported in their publicly available financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
measures, and any laws, regulations, or standards governing frontier AI development that may be adopted, could cause new use cases to emerge more slowly and slow the enterprise adoption and expansion on which our revenue growth depends. We believe that enterprises prefer models that are safe and aligned, and that our continued investment in safety strengthens customer trust and supports long-term adoption.
Second, our ability to expand and diversify distribution.
A large portion of our growth to date has been self-service and organic. As AI adoption extends further into enterprises and more regulated industries, we are investing in direct go-to-market, Applied AI teams, and partnerships across all three major cloud platforms, SIs, consultants, and data platforms. We are also expanding our ability to serve international customers through the growth of regional offices and partnerships in key markets, and we expect international expansion to be a meaningful driver of revenue growth as global demand for AI accelerates. The effectiveness of these investments, and our ability to hire and retain go-to-
market talent, will be a meaningful determinant of growth.
Third, our ability to land new customers and expand within existing accounts.
The number of customers with $100,000 or more of revenue on a TTM basis grew from approximately 20 as of
December 31, 2023, to approximately 200 as of December 31, 2024, to approximately 1,500 as of December 31,
2025, and to            as of           . Total revenue from these customers grew from approximately $37 million to
$220 million to $3.5 billion to $           and represented 90%, 57%, 76%, and           % of total revenue for the
years ended December 31, 2023, 2024, and 2025, and the trailing twelve months ended           , respectively. The
remaining           % of total revenue for the trailing twelve months ended            was generated by
          customers, each with less than $100,000 of revenue on a TTM basis.
In addition, as of           , we had            customers with $1 million or more of revenue on a TTM basis and customers with $10 million or more of revenue on a TTM basis. Despite this growth, our penetration into
the largest enterprises remains early.           % of the Fortune 500 and           % of the Global 2000 were
customers with $100,000 or more of revenue on a TTM basis as of           . We believe we are in the early stages
in our expansion within these customers, with our revenue from these Fortune 500 customers representing, on
average, less than           % of their total expenses for the three months ended           .
We compare this measure against our largest Fortune 500 customers, who are further along in their adoption of
AI. For the three months ended           , revenue from our top 10 Fortune 500 customers represented, on
average, less than           % of their total expenses—still a small fraction of their overall spend, but            times
the average of our Fortune 500 customers with $100,000 or more of revenue on a TTM basis. We believe the difference reflects the substantial runway we have to deepen adoption, both within our largest customers and within customers earlier in their adoption of Claude.5
Customer Usage Patterns
Our revenue is influenced by customer usage patterns, which are impacted by the frequency and capability of new model version releases, as well as seasonal trends, each of which can create variability in our results from period to period. The continuous and overlapping cadence of new model version releases is inherent to
remaining at the frontier of AI development. For example, in the            months ended           , we released
          new model versions, which accounted for           % of our revenue for the            months ended           . As we
have released successive versions of Claude models, we have continued to see revenue growth as new capabilities unlock additional use cases, prompting new customers to adopt Claude and existing customers to expand their usage.
Our customer usage patterns have also typically exhibited seasonality, particularly around holiday and vacation periods in the summer and winter, when certain workflows slow down and overall customer activity declines.
For example, developer commits and feature launches are typically slower during the code freezes that many companies schedule over holidays. However, our historical growth rates may mask the impact of seasonal trends on our results. These dynamics are inherent aspects of a pay-for-intelligence revenue model and may be important determinants of our financial results in future periods.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Because of these seasonal patterns, our results of operations have varied, and are expected to continue to vary, from period to period, and our results for any one period may not be indicative of our results for any future period. As our revenue growth rate declines over time, we expect seasonal effects to become more apparent in, and to have a greater effect on, our period-to-period results, and to make it more difficult to forecast our results of operations.
Our Commitment to Public Benefit
Our commitment to public benefit extends to how we deploy our resources. We intend to direct a meaningful portion of our resources toward ensuring that frontier AI is safe and its benefits are broadly distributed, which we refer to as our public benefit initiatives. This may include significant contributions to nonprofit organizations, research institutions, and other third parties working on problems where AI can have the greatest positive impact, as well as programs designed to make Claude accessible to underserved communities, educators, and public institutions.
As part of these initiatives, we will contribute            shares of our Class N common stock prior to the completion
of this offering, representing           % of our fully-diluted shares outstanding as of           , to the Public Benefit
Entity, our wholly owned subsidiary dedicated to the Company Purpose, subject to stockholder approval, which we refer to as the Initial Public Benefit Issuance. As the value we create grows, we intend for the public benefit to share meaningfully in that growth as well. To that end, our board of directors has approved a framework for additional contributions tied to future increases in our share price. Following this offering, our board of directors, in its discretion, may issue shares of our Class N common stock representing up to an additional
          % of our then-outstanding equity to the Public Benefit Entity (or other designee) each time our share price
appreciates           % above the price at which the prior contribution was made, beginning with our initial public offering price. A share price milestone is reached only when our closing share price has exceeded the applicable threshold on at least 90 of the trailing 120 consecutive trading days, and our average share price over the ten trading days prior to such issuance also exceeds that threshold. Although our board of directors has approved this framework, any future contributions will be made at the discretion of our board of directors. The shares that will be contributed to the Public Benefit Entity, including the Initial Public Benefit Issuance, may be transferred or donated to a third party, or otherwise sold in a registered public offering or private placement transaction in furtherance of our public benefit initiatives. Our board of directors will determine the allocations and distributions from the Public Benefit Entity until it approves a specific governance structure for the entity, at which point decision-making authority is expected to transition to designated managers of the Public Benefit
Entity operating under that structure. The initial managers will be Dario Amodei, Daniela Amodei, Jack Clark, and Dr. Neil “Buddy” Shah. The Initial Public Benefit Issuance and the additional share contribution framework represent one of the ways in which we intend to pursue the Company Purpose, but it is not the exclusive means of doing so. We expect to dedicate additional resources, and to make other business and operational decisions, in furtherance of our Company Purpose outside of, and in addition to, these equity contributions.
In addition, we maintain a donation matching program through which employees can pledge a meaningful portion of their equity awards or equivalent cash proceeds to a donor-advised fund, and we match those donations with shares of our Class N common stock. In the same way the Company Purpose defines how we direct our work as an organization, our donation matching program reflects a parallel commitment by our employees to direct their personal financial value created by that work toward the public good. We view our donation matching program as a meaningful expression of the Company Purpose and a reflection of the values that define our culture. In addition, our co-founders have each pledged to dedicate 80% of their personal equity in Anthropic to philanthropic causes, separate from and not eligible for our donation matching program.
Decisions we make to advance our public benefit initiatives may, in any given period, reduce our revenue, increase our expenses, lower our Adjusted Operating Margin, contribute to dilution, and reduce our profitability on a per share basis relative to what we would otherwise report. Our public benefit-related expenses, which currently consist primarily of charitable donations under our donation matching program, have not historically been significant. For the year ended December 31, 2025, expenses related to our donation matching program were $541 million, representing approximately 4% of our total operating expenses. However, we expect the cadence and magnitude of resources directed toward our public benefit initiatives to increase in future periods and remain a factor affecting our results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Components of Results of Operations
Revenue
We generate revenue as customers use Claude through our platform and applications, including Claude Code,
Claude Cowork, and vertical solutions for key industries. Claude is powered by our proprietary Claude model family, a set of frontier models, each with varying levels of capability, cost, and speed. Enterprise customers access our intelligence service directly from us or through CSP marketplaces, where we maintain direct contractual relationships with our customers.
Depending on the model, platform, or applications chosen by our customers, they enter into pay-for-
intelligence pricing, subscription-based pricing, or both. A growing number of enterprise customers agree to annual or multi-year contracts with minimum spend commitments.
Revenue is recognized when customers use our intelligence service, based on the quantity of tokens consumed.
Subscriptions are generally prepaid on a monthly or annual basis, and are subject to usage limits that reset over short periods, which results in revenue being recognized on a ratable basis over the subscription period, which is generally 12 months or less.
We expect our revenue growth rate to decline over time and to fluctuate from period to period. Revenue growth in any period may be affected by customer usage patterns, customer adoption, the deployment of our models, platform, and applications, the pricing of our offerings, the timing and success of new model and product releases, measures we decide to implement to safely deploy new capabilities, our ability to continue meeting customer requirements, and other factors affecting demand for our models, platform, and applications, including those described in the section titled “Risk Factors—We are at an early stage of our revenue growth, we have experienced rapid growth in recent periods, and our historical growth rates are not indicative of future performance or our ability to sustain or forecast future revenue growth.”
In addition, our revenue has included, and we expect will continue to include, amounts from customers that we subsequently determine are using our models, platform, and applications in violation of our usage policy or commercial terms. We believe this dynamic is common in our industry. Because detection, investigation, and enforcement take time, we recognize revenue from such customers when the related services are provided, before restricting or terminating their access. Based on our detection and review process, we estimate that
revenue from such customers represented approximately           % of our revenue for the            months ended
          . This estimate requires judgment and may change as our detection methodologies evolve and we identify previously undetected usage. We expect the percentage of revenue from customers using our models, platform, and applications in violation of our usage policy or commercial terms to decline in future periods as we have enhanced our detection and enforcement efforts, in particular in August and September 2026; however, the timing and magnitude of any resulting adverse effect on our revenue and revenue growth are uncertain.
Operating Expenses
Compute and Infrastructure
Compute and infrastructure expenses primarily consist of costs attributable to operating our technology infrastructure, which supports the full range of workloads for our models, including research, model development, serving customers, and internal usage of Claude. These costs primarily consist of compute fees paid to CSPs under committed and on-demand arrangements, including storage, networking, and connectivity, and related support costs, infrastructure costs associated with serving customer workloads through partner channels, colocation facility costs, equipment leases and committed power costs associated with our data center operations, and third-party application infrastructure software costs directly related to our compute operations.
Beginning in 2026, as our obligations commence under compute and infrastructure leases, these expenses also include operating lease costs, amortization of finance lease assets, variable lease costs, and depreciation and amortization on owned servers, networking equipment, and related data center assets. See Note 8 to our consolidated financial statements included elsewhere in this prospectus for a functional presentation of our operating expenses, including cost of revenue, and a description of the workloads underlying the compute and infrastructure expenses within each functional caption. Within that functional presentation, substantially all of

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
the cost of revenue consists of compute and infrastructure expenses associated with customer-serving workloads. Additionally, cost of revenue includes certain personnel-related costs, and allocated overhead costs.
Customers adopt and retain our technology based on whether our models are at the frontier of AI capability and maintaining that frontier position is essential to revenue generation. Each model release represents continuous intelligence improvements, making ongoing model development a critical factor in revenue generation. We operate an iterative cycle in which compute deployed to model development yields more capable and efficient models. Those efficiency gains in turn free compute to serve additional customer workloads, while serving our customers at scale generates feedback that informs research and model development. In this cycle, customer-
serving activity and model development are each a direct input that informs the other, and we therefore view compute and infrastructure costs as critical to our ability to generate revenue within a short time of incurring such costs.
We expect compute and infrastructure expenses to increase in absolute dollars and remain our largest operating expense for the foreseeable future as additional committed compute becomes available to us under multi-year arrangements with CSPs, and as we continue to invest in additional compute. These expenses are paid and recognized as compute becomes available to us, rather than when committed, and are generally fixed in the near term given the vast majority of our compute is contracted under multi-year commitments that we typically procure 12 to 18 months in advance of availability. We deploy this committed compute as a single, shared resource across all workloads, and thus plan, incur, and assess it on a total basis rather than by individual workload. As a result, compute and infrastructure expenses as a percentage of revenue will depend primarily on how our revenue scales relative to our total committed compute cost base. In addition, as part of our public benefit initiatives, we intend to direct a meaningful portion of our resources, which may include compute, toward ensuring that the benefits of frontier AI are broadly accessible, and we expect to significantly scale these efforts over time.
Personnel
Personnel expenses primarily consist of stock-based compensation, including expense related to stock options,
RSUs, and restricted stock awards (“RSAs”), cash compensation, including base salaries and bonuses, employee benefits, including health and welfare benefits, and employer payroll taxes.
We expect personnel expenses to increase in absolute dollars as we continue to expand our headcount to support the growth of our business. We also expect to incur additional stock-based compensation expense in connection with this offering, including for certain RSUs for which the performance condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part. We expect that personnel expenses may fluctuate as a percentage of revenue depending on the timing and magnitude of stock-
based compensation expense, and the pace of hiring across our organization.
Bartz settlement
Bartz settlement consists of the charge we recorded in 2025 to settle the Bartz litigation. See Note 13 to our consolidated financial statements for additional information.
Sales, Marketing, and Partnerships
Sales, marketing, and partnerships expenses primarily consist of fees paid to channel partners and marketing and advertising costs, including media and public relations spend.
We expect sales, marketing, and partnerships expenses to increase in absolute dollars as we continue to invest in activities to drive continued adoption and expanded usage of our models. We expect that sales, marketing, and partnerships expenses may fluctuate as a percentage of revenue depending on the timing of and spend on marketing campaigns and changes in the terms of our channel partner distribution arrangements and the cost to deliver our intelligence service.
Other Operating and Administrative
Other operating and administrative expenses primarily consist of charitable donations expense related to our donation matching program, vendor costs related to data quality and performance evaluation services,

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
information technology and cloud software costs, payment processing and platform fees, facility and occupancy costs, non-income taxes, professional services costs, bad debt expense, and depreciation and amortization related to non-data center assets.
We expect that other operating and administrative expenses will increase in absolute dollars as our business grows and as a result of operating as a public company, including expenses related to compliance with SEC rules and regulations, the listing standards of the Nasdaq Global Select Market, additional costs for directors’
and officers’ liability insurance, and professional services. We also expect other operating and administrative expenses to fluctuate as a percentage of our revenue over time as our business grows, in part as we significantly scale our public benefit initiatives, including expanded programs to make Claude accessible to underserved communities, increased charitable donation matching, contributions to philanthropic vehicles or foundations we may establish or support in the future, and other efforts aligned with our mission.
Interest Income
Interest income consists of interest earned on our cash and cash equivalents and short-term investments which primarily consist of debt securities, including U.S. treasury and agency securities, corporate debt, and commercial paper.
Change in Fair Value of Convertible Notes, Derivative Liabilities, and SAFEs
Change in fair value of convertible notes, derivative liabilities, and SAFEs consists of gains and losses as a result of recording our convertible promissory notes, derivative liabilities, and SAFE liabilities at fair value at the end of each reporting period. Because these instruments are marked to market, increases in our enterprise valuation drive increases in this expense. We will continue to recognize changes in the fair value of our convertible notes until they are converted into equity, repaid, or otherwise settled. For more information, see
Note 4 to our consolidated financial statements included elsewhere in this prospectus.
Other Income (Expense), Net
Other income (expense), net consists primarily of the change in fair value of strategic investments and financial instruments, the change in fair value of certain derivative instruments in connection with an acquisition of a privately held company in December 2025, interest expense from finance leases, and foreign currency exchange gains and losses. For more information on the acquisition, see Note 15 to our consolidated financial statements included elsewhere in this prospectus.
Provision for Income Taxes
The provision for income taxes primarily consists of income taxes in certain federal, state, local, and foreign jurisdictions in which we conduct business. Our effective tax rates will vary depending on the impact of the valuation allowance and nondeductible fair value adjustments to derivatives, as well as the relative proportion of foreign income to domestic income, generation of tax credits, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Results of Operations
The following table sets forth our consolidated statements of operations data for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
(in millions)	2023	2024	2025	2025	2026
Revenue	$41	$386	$4,585	$1,163	$16,286
Operating expenses:
Compute and infrastructure	433	2,522	7,326	2,334	8,945
Personnel(1)	95	454	1,839	538	3,152
Bartz settlement	—	—	1,500	—	—
Sales, marketing, and partnerships	2	43	568	120	3,168
Other operating and administrative	62	347	1,412	306	1,714
Total operating expenses	592	3,366	12,645	3,298	16,979
Operating loss	(551)	(2,980)	(8,060)	(2,135)	(693)
Interest income	69	106	431	115	1,111
Change in fair value of convertible notes, derivative liabilities, and SAFEs	(1,045)	(5,434)	(34,308)	(10,942)	(72,388)
Other income (expense), net	(2)	—	(8)	—	(8,757)
Total other income (expense), net	(978)	(5,328)	(33,885)	(10,827)	(80,034)
Loss before provision for income taxes	(1,529)	(8,308)	(41,945)	(12,962)	(80,727)
Provision for income taxes	2	1	20	7	21
Net loss(2)	$(1,531)	$(8,309)	$(41,965)	$(12,969)	$(80,748)
______________
(1) Includes stock-based compensation expense of $29 million, $192 million, and $1.2 billion for the years ended December 31,
2023, 2024, and 2025, respectively, and $286 million and $2.2 billion for the six months ended June 30, 2025 and 2026, respectively.
(2)Includes change in fair value of convertible notes, derivative liabilities, and SAFEs, which were $1.0 billion, $5.4 billion, and
$34.3 billion for the years ended December 31, 2023, 2024, and 2025, respectively, and $10.9 billion and $72.4 billion for the six months ended June 30, 2025 and 2026, respectively. These changes were primarily driven by an increase in the fair value of our outstanding convertible promissory notes resulting from an increase in our enterprise valuation during each of the respective periods.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
The following table sets forth our consolidated statements of operations as a percentage of revenue data for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2023	2024	2025	2025	2026
Revenue	100%	100%	100%	100%	100%
Operating expenses:
Compute and infrastructure	1,056	653	160	201	55
Personnel	232	118	40	46	19
Bartz settlement	—	—	33	—	—
Sales, marketing, and partnerships	5	11	12	10	19
Other operating and administrative	151	90	31	26	11
Total operating expenses	1,444	872	276	284	104
Operating loss	(1,344)	(772)	(176)	(184)	(4)
Interest income	168	27	9	10	7
Change in fair value of convertible notes, derivative liabilities, and SAFEs	(2,549)	(1,408)	(748)	(941)	(444)
Other income (expense), net	(5)	—	—	—	(54)
Total other income (expense), net	(2,385)	(1,380)	(739)	(931)	(491)
Loss before provision for income taxes	(3,729)	(2,152)	(915)	(1,115)	(496)
Provision for income taxes	5	—	—	1	—
Net loss	(3,734)%	(2,153)%	(915)%	(1,115)%	(496)%
______________
Note: Totals of percentage of revenue table may not foot due to rounding.
Comparison of the Six Months Ended June 30, 2025 and 2026
Revenue

	Six Months Ended June 30,
(in millions, except for percentages)	2025	2026	$ Change	% Change
Revenue	$1,163	$16,286	$15,123	1,300%
Revenue for the six months ended June 30, 2026 increased by $15.1 billion, or 1,300%, compared to the six months ended June 30, 2025. Consumption-based and subscription-based revenue increased by $12.1 billion and $3.0 billion, respectively, for the six months ended June 30, 2026 compared to the six months ended June
30, 2025. The increase was driven by successive model and product releases that drove higher usage, expansion, and broader adoption across our offerings. The number of customers with $100,000 or more of revenue on a TTM basis grew from more than 600 as of June 30, 2025 to more than 6,000 as of June 30, 2026.
Total revenue from these customers grew from $870 million for the six months ended June 30, 2025 to $12.0 billion for the six months ended June 30, 2026 and represented approximately 75% and 74% of total revenue for the six months ended June 30, 2025 and 2026, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Operating Expenses
Compute and Infrastructure

	Six Months Ended June 30,
(in millions, except for percentages)	2025	2026	$ Change	% Change
Compute and infrastructure	$2,334	$8,945	$6,611	283%
Percentage of revenue	201%	55%
Compute and infrastructure expenses for the six months ended June 30, 2026 increased by $6.6 billion, or
283%, compared to the six months ended June 30, 2025. The increase was driven by the delivery of committed compute throughout the first half of 2026 under our CSP arrangements. As our compute and infrastructure capacity grows, the associated compute and infrastructure expenses have increased accordingly.
Compute and infrastructure expenses as a percentage of revenue decreased as revenue increased significantly in the six months ended June 30, 2026 compared to the six months ended June 30, 2025, against a compute base that was primarily committed in advance and did not fluctuate with in-period demand.
Personnel

	Six Months Ended June 30,
(in millions, except for percentages)	2025	2026	$ Change	% Change
Personnel	$538	$3,152	$2,614	486%
Percentage of revenue	46%	19%
Personnel expenses for the six months ended June 30, 2026 increased by $2.6 billion, or 486%, compared to the six months ended June 30, 2025. The increase was driven by a $1.9 billion increase in stock-based compensation expense and a $510 million increase in cash compensation, both as a result of headcount growth.
Sales, Marketing, and Partnerships

	Six Months Ended June 30,
(in millions, except for percentages)	2025	2026	$ Change	% Change
Sales, marketing, and partnerships	$120	$3,168	$3,048	2,540%
Percentage of revenue	10%	19%
Sales, marketing, and partnerships expenses for the six months ended June 30, 2026 increased by $3.0 billion, or 2,540%, compared to the six months ended June 30, 2025. The increase was primarily driven by a $2.7 billion increase in fees paid to channel partners, reflecting the growth of our business, and a $273 million increase in marketing and advertising expenses, reflecting higher media spend to support product launches.
Other Operating and Administrative

	Six Months Ended June 30,
(in millions, except for percentages)	2025	2026	$ Change	% Change
Other operating and administrative	$306	$1,714	$1,408	460%
Percentage of revenue	26%	11%
Other operating and administrative expenses for the six months ended June 30, 2026 increased by $1.4 billion, or 460%, compared to the six months ended June 30, 2025. The increase was primarily driven by a $251 million increase in vendor costs related to data quality and performance evaluation services, a $223 million increase in information technology and cloud software costs, a $222 million increase in payment processing fees, a $205 million increase in professional services costs, a $126 million increase in non-cash charges related to our donation matching program, and a $68 million increase in facility and occupancy costs.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Interest Income

	Six Months Ended June 30,
(in millions, except for percentages)	2025	2026	$ Change	% Change
Interest income	$115	$1,111	$996	866%
Interest income for the six months ended June 30, 2026 increased by $996 million, or 866%, compared to the six months ended June 30, 2025. The increase was primarily driven by an increase in investment income due to higher average cash and cash equivalents balances and new short-term investments balances in the first half of
2026.
Change in Fair Value of Convertible Notes, Derivative Liabilities, and SAFEs

	Six Months Ended June 30,
(in millions, except for percentages)	2025	2026	$ Change	% Change
Change in fair value of convertible notes, derivative liabilities, and SAFEs	$(10,942)	$(72,388)	$(61,446)	562%
Change in fair value of convertible notes, derivative liabilities, and SAFEs for the six months ended June 30,
2026 increased by $61.4 billion, or 562%, compared to the six months ended June 30, 2025. This change was primarily driven by an increase in the fair value of our outstanding convertible promissory notes resulting from an increase in our enterprise valuation from 2025 to 2026.
Other Income (Expense), Net

	Six Months Ended June 30,
(in millions, except for percentages)	2025	2026	$ Change	% Change
Other income (expense), net	$—	$(8,757)	$(8,757)	NM
______________
NM – Not meaningful.
Other income (expense), net for the six months ended June 30, 2026 decreased by $8.8 billion compared to the six months ended June 30, 2025. The decrease was primarily driven by the initial fair value recognition and change in fair value of the assets and liabilities recognized under the note purchase agreements described in
Note 4 to our consolidated financial statements included elsewhere in this prospectus.
Provision for Income Taxes

	Six Months Ended June 30,
(in millions, except for percentages)	2025	2026	$ Change	% Change
Provision for income taxes	$7	$21	$14	200%
Provision for income taxes was not material for the periods presented.
Comparison of the Years Ended December 31, 2024 and 2025
Revenue

	Year Ended December 31,
(in millions, except for percentages)	2024	2025	$ Change	% Change
Revenue	$386	$4,585	$4,199	1,088%
Revenue for the year ended December 31, 2025 increased by $4.2 billion, or 1,088%, compared to the year ended December 31, 2024. Consumption-based and subscription-based revenue increased by approximately
$3.5 billion and $691 million, respectively, for the year ended December 31, 2025 compared to the year ended
December 31, 2024. The increase was driven by successive model and product releases during the year that

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
drove higher usage, expansion, and broader adoption across our offerings. The number of customers with
$100,000 or more of revenue on a TTM basis grew from approximately 200 as of December 31, 2024 to approximately 1,500 as of December 31, 2025. Total revenue from these customers grew from approximately
$220 million to $3.5 billion and represented approximately 57% and 76% of total revenue for the years ended
December 31, 2024 and 2025, respectively.
Operating Expenses
Compute and Infrastructure

	Year Ended December 31,
(in millions, except for percentages)	2024	2025	$ Change	% Change
Compute and infrastructure	$2,522	$7,326	$4,804	190%
Percentage of revenue	653%	160%
Compute and infrastructure expenses for the year ended December 31, 2025 increased by $4.8 billion, or 190%, compared to the year ended December 31, 2024. The increase was driven by the delivery of committed compute in tranches throughout 2025 under our CSP arrangements entered into in prior years. As each tranche became available to use, compute and infrastructure expenses increased accordingly.
Compute and infrastructure expenses as a percentage of revenue decreased as revenue increased significantly in
2025 compared to 2024, against a compute base that was committed in advance and did not fluctuate with in-
period demand.
Personnel

	Year Ended December 31,
(in millions, except for percentages)	2024	2025	$ Change	% Change
Personnel	$454	$1,839	$1,385	305%
Percentage of revenue	118%	40%
Personnel expenses for the year ended December 31, 2025 increased by $1.4 billion, or 305%, compared to the year ended December 31, 2024. The increase was primarily driven by a $973 million increase in stock-based compensation expense and a $339 million increase in cash compensation, both as a result of headcount growth.
Bartz Settlement

	Year Ended December 31,
(in millions, except for percentages)	2024	2025	$ Change	% Change
Bartz settlement	$—	$1,500	$1,500	NM
Percentage of revenue	—%	33%
______________
NM – Not meaningful.
Bartz settlement for the year ended December 31, 2025 increased by $1.5 billion compared to the year ended
December 31, 2024. The increase was entirely driven by the preliminary legal settlement for Bartz reached during the period.
Sales, Marketing, and Partnerships

	Year Ended December 31,
(in millions, except for percentages)	2024	2025	$ Change	% Change
Sales, marketing, and partnerships	$43	$568	$525	1,221%
Percentage of revenue	11%	12%

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Sales, marketing, and partnerships expenses for the year ended December 31, 2025 increased by $525 million, or 1,221%, compared to the year ended December 31, 2024. The increase was primarily driven by a $341 million increase in fees paid to channel partners, reflecting the growth of our business, and a $170 million increase in marketing and advertising expenses, reflecting higher media and public relations spend to support product launches.
Other Operating and Administrative

	Year Ended December 31,
(in millions, except for percentages)	2024	2025	$ Change	% Change
Other operating and administrative	$347	$1,412	$1,065	307%
Percentage of revenue	90%	31%
Other operating and administrative expenses for the year ended December 31, 2025 increased by $1.1 billion, or
307%, compared to the year ended December 31, 2024. The increase was primarily driven by a $541 million increase in non-cash charges related to our donation matching program, a $165 million increase in vendor costs related to data quality and performance evaluation services, and a $102 million increase in information technology and cloud software costs.
Interest Income

	Year Ended December 31,
(in millions, except for percentages)	2024	2025	$ Change	% Change
Interest income	$106	$431	$325	307%
Interest income for the year ended December 31, 2025 increased by $325 million, or 307%, compared to the year ended December 31, 2024. The increase was primarily driven by a $305 million increase in investment income due to higher average cash and cash equivalents balances and new short-term investments entered into during 2025.
Change in Fair Value of Convertible Notes, Derivative Liabilities, and SAFEs

	Year Ended December 31,
(in millions, except for percentages)	2024	2025	$ Change	% Change
Change in fair value of convertible notes, derivative liabilities, and SAFEs	$(5,434)	$(34,308)	$(28,874)	531%
Change in fair value of convertible notes, derivative liabilities, and SAFEs for the year ended December 31, 2025 increased by $28.9 billion, or 531%, compared to the year ended December 31, 2024. This change was primarily driven by an increase in the fair value of our outstanding convertible promissory notes resulting from an increase in our enterprise valuation from 2024 to 2025.
Other Income (Expense), Net

	Year Ended December 31,
(in millions, except for percentages)	2024	2025	$ Change	% Change
Other income (expense), net	$—	$(8)	$(8)	NM
______________
NM – Not meaningful.
Other income (expense), net was not material for the periods presented.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Provision for Income Taxes

	Year Ended December 31,
(in millions, except for percentages)	2024	2025	$ Change	% Change
Provision for income taxes	$1	$20	$19	NM
_____________
NM – Not meaningful.
Provision for income taxes for the year ended December 31, 2025 increased by $19 million compared to the year ended December 31, 2024. The increase was largely driven by an increase in foreign taxes associated with our international operations.
Comparison of the Years Ended December 31, 2023 and 2024
Revenue

	Year Ended December 31,
(in millions, except for percentages)	2023	2024	$ Change	% Change
Revenue	$41	$386	$345	841%
Revenue for the year ended December 31, 2024 increased by $345 million, or 841%, compared to the year ended December 31, 2023. Consumption-based and subscription-based revenue increased by approximately
$249 million and $96 million, respectively, for the year ended December 31, 2024 compared to the year ended
December 31, 2023. The increase was primarily driven by growth in new customers and reflected the broader commercial availability of our AI platform following the launch of the Claude 3 family of Opus, Sonnet, and
Haiku models in 2024, which expanded the range of supported use cases and drove adoption. The number of customers with $100,000 or more of revenue on a TTM basis grew from approximately 20 as of December 31,
2023 to approximately 200 as of December 31, 2024. Total revenue from these customers grew from approximately $37 million to $220 million and represented approximately 90% and 57% of total revenue for the years ended December 31, 2023 and 2024, respectively.
Operating Expenses
Compute and Infrastructure

	Year Ended December 31,
(in millions, except for percentages)	2023	2024	$ Change	% Change
Compute and infrastructure	$433	$2,522	$2,089	482%
Percentage of revenue	1,056%	653%
Compute and infrastructure expenses for the year ended December 31, 2024 increased by $2.1 billion, or 482%, compared to the year ended December 31, 2023. The increase primarily reflected the staged delivery of committed compute under our CSP arrangements entered into in 2023, with the substantial majority of that compute delivered in tranches during 2024. Compute and infrastructure expenses as a percentage of revenue decreased as revenue scaled against a compute base that is committed in advance and does not fluctuate with in-period demand.
Personnel

	Year Ended December 31,
(in millions, except for percentages)	2023	2024	$ Change	% Change
Personnel	$95	$454	$359	378%
Percentage of revenue	232%	118%

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Personnel expenses for the year ended December 31, 2024 increased by $359 million, or 378%, compared to the year ended December 31, 2023. The increase was primarily driven by a $164 million increase in cash compensation and a $163 million increase in stock-based compensation expense, both as a result of headcount growth.
Sales, Marketing, and Partnerships

	Year Ended December 31,
(in millions, except for percentages)	2023	2024	$ Change	% Change
Sales, marketing, and partnerships	$2	$43	$41	2,050%
Percentage of revenue	5%	11%
Sales, marketing, and partnerships expenses for the year ended December 31, 2024 increased by $41 million, or
2,050%, compared to the year ended December 31, 2023. The increase was primarily driven by a $39 million increase in marketing and advertising expenses reflecting higher media and public relations spend to support product launches.
Other Operating and Administrative

	Year Ended December 31,
(in millions, except for percentages)	2023	2024	$ Change	% Change
Other operating and administrative	$62	$347	$285	460%
Percentage of revenue	151%	90%
Other operating and administrative expenses for the year ended December 31, 2024 increased by $285 million, or 460%, compared to the year ended December 31, 2023. The increase was primarily driven by a $165 million increase in vendor costs related to data quality and performance evaluation services, a $30 million increase in professional services costs, a $28 million increase in information technology and cloud software costs, and a
$24 million increase in facility and occupancy costs due to headcount growth.
Interest Income

	Year Ended December 31,
(in millions, except for percentages)	2023	2024	$ Change	% Change
Interest income	$69	$106	$37	54%
Interest income for the year ended December 31, 2024 increased by $37 million, or 54%, compared to the year ended December 31, 2023. The increase was primarily due to higher average cash and cash equivalents balances, driven by the growth of our money market funds portfolio.
Change in Fair Value of Convertible Notes, Derivative Liabilities, and SAFEs

	Year Ended December 31,
(in millions, except for percentages)	2023	2024	$ Change	% Change
Change in fair value of convertible notes, derivative liabilities, and SAFEs	$(1,045)	$(5,434)	$(4,389)	420%
Change in fair value of convertible notes, derivative liabilities, and SAFEs for the year ended December 31, 2024 increased by $4.4 billion, or 420%, compared to the year ended December 31, 2023. The increase was primarily driven by an increase in the fair value of our outstanding convertible promissory notes resulting from an increase in our enterprise valuation from 2023 through 2024.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Other Income (Expense), Net

	Year Ended December 31,
(in millions, except for percentages)	2023	2024	$ Change	% Change
Other income (expense), net	$(2)	$—	$2	NM
_______________
NM – Not meaningful.
Other income (expense), net was not material for the periods presented.
Provision for Income Taxes

	Year Ended December 31,
(in millions, except for percentages)	2023	2024	$ Change	% Change
Provision for income taxes	$2	$1	$(1)	NM
______________
NM – Not meaningful.
Provision for income taxes was not material for the periods presented.
Non-GAAP Financial Measures
To supplement our consolidated financial statements prepared and presented in accordance with GAAP, we use certain non-GAAP financial measures, as described below, to facilitate analysis of our operating performance and for internal planning and forecasting purposes.
We use Adjusted Operating Income (Loss), Adjusted Operating Margin, and Adjusted Net Income (Loss) to
evaluate our operating performance, formulate business plans, prepare budgets and forecasts, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources. By excluding certain items that management believes are not directly reflective of the ongoing operating performance of our business, we believe these non-GAAP financial measures provide investors, analysts, and others with meaningful insight and enhance their overall understanding of our business and financial performance by providing a more consistent and comparable overview of our financial performance across periods.
Other companies in our industry, including those with similar business models, may define or calculate similarly titled measures in different ways, which may limit the usefulness of these measures for direct comparison. In addition, other companies may not publish these or similar metrics. Further, these metrics have certain limitations in that they do not include the impact of certain expenses that are reflected on our consolidated statements of operations. Thus, our non-GAAP financial measures should not be viewed in isolation or as a replacement for the most directly comparable measures prepared in accordance with GAAP.
We encourage investors and others to review our business, financial condition, and results of operations in their entirety, not to rely on any single financial measure, and to view our non-GAAP financial measures in conjunction with their respective most directly comparable financial measures calculated in accordance with
GAAP, as well as our consolidated financial statements and accompanying notes included elsewhere in this prospectus.
Adjusted Operating Income (Loss) and Adjusted Operating Margin
We define Adjusted Operating Income (Loss) as operating loss excluding (i) stock-based compensation expense,
(ii) non-cash charitable contributions, and (iii) the Bartz settlement. We define Adjusted Operating Margin as
Adjusted Operating Income (Loss) divided by revenue.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
A reconciliation of our Adjusted Operating Income (Loss) and Adjusted Operating Margin to operating loss and operating margin, the most directly comparable GAAP financial measures, respectively, is presented below:

	Year Ended December 31,			Six Months Ended June 30,
(in millions, except for percentages)	2023	2024	2025	2025	2026
Operating loss	$(551)	$(2,980)	$(8,060)	$(2,135)	$(693)
Stock-based compensation expense	29	192	1,165	286	2,185
Non-cash charitable contributions(1)	—	—	541	—	126
Bartz settlement(2)	—	—	1,500	—	—
Adjusted Operating Income (Loss)	$(522)	$(2,788)	$(4,854)	$(1,849)	$1,618

Revenue	$41	$386	$4,585	$1,163	$16,286
Operating margin	(1,344)%	(772)%	(176)%	(184)%	(4)%
Adjusted Operating Margin	(1,273)%	(722)%	(106)%	(159)%	10%
______________
(1)Relates to non-cash charges from our donation matching program, the value of which is linked to employee equity awards and recorded in other operating and administrative expenses.
(2)Excluded from our calculation of Adjusted Operating Income (Loss) as it is not indicative of ongoing operations.
Adjusted Net Income (Loss)
We define Adjusted Net Income (Loss) as net loss excluding (i) stock-based compensation expense, (ii) non-
cash charitable contributions, (iii) the Bartz settlement, (iv) the change in fair value of convertible notes, derivative liabilities, and SAFEs, and (v) change in fair value of certain mark-to-market financial instruments.
A reconciliation of Adjusted Net Income (Loss) to net loss, the most directly comparable GAAP financial measure, is presented below:

	Year Ended December 31,			Six Months Ended June 30,
(in millions)	2023	2024	2025	2025	2026
Net loss(1)	$(1,531)	$(8,309)	$(41,965)	$(12,969)	$(80,748)
Stock-based compensation expense	29	192	1,165	286	2,185
Non-cash charitable contributions(2)	—	—	541	—	126
Bartz settlement(3)	—	—	1,500	—	—
Change in fair value of convertible notes, derivative liabilities, and SAFEs	1,045	5,434	34,308	10,942	72,388
Change in fair value of certain mark-to-market financial instruments	—	—	3	—	8,720
Adjusted Net Income (Loss)	$(457)	$(2,683)	$(4,448)	$(1,741)	$2,671
______________
(1)Includes change in fair value of convertible notes, derivative liabilities, and SAFEs, which were $1.0 billion, $5.4 billion, $34.3 billion, $10.9 billion, and $72.4 billion, for the years ended December 31, 2023, 2024, and 2025, and the six months ended
June 30, 2025 and 2026, respectively, primarily driven by an increase in the fair value of our outstanding convertible promissory notes resulting from an increase in our enterprise valuation during each of the respective periods.
(2)Relates to non-cash charges from our donation matching program, the value of which is linked to employee equity awards and recorded in other operating and administrative expenses.
(3)Excluded from our calculation of Adjusted Net Income (Loss) as it is not indicative of ongoing operations.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Quarterly Results of Operations
The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the quarterly periods indicated. The unaudited quarterly statements of operations data has been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the results of operations for these periods. Our historical results are not necessarily indicative of the results that may be expected in the future and the results for any particular quarter are not necessarily indicative of the results to be expected for a full year or any other period. You should read the following unaudited quarterly consolidated results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.
Quarterly Consolidated Statements of Operations

	Three Months Ended
(in millions)	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026
Revenue	$376	$787	$1,382	$2,040	$4,731	$11,555
Operating expenses:
Compute and infrastructure	944	1,390	2,047	2,945	3,387	5,558
Personnel(1)	218	320	489	812	1,295	1,857
Bartz settlement	—	—	1,500	—	—	—
Sales, marketing, and partnerships	24	96	202	246	1,033	2,135
Other operating and administrative	125	181	233	873	683	1,031
Total operating expenses	1,311	1,987	4,471	4,876	6,398	10,581
Operating income (loss)	(935)	(1,200)	(3,089)	(2,836)	(1,667)	974
Interest income	51	64	124	192	349	762
Change in fair value of convertible notes and derivative liabilities	(5,701)	(5,241)	(9,165)	(14,201)	(12,791)	(59,597)
Other income (expense), net	—	—	(3)	(5)	(309)	(8,448)
Total other income (expense), net	(5,650)	(5,177)	(9,044)	(14,014)	(12,751)	(67,283)
Loss before provision for income taxes	(6,585)	(6,377)	(12,133)	(16,850)	(14,418)	(66,309)
Provision for income taxes	7	—	5	8	21	—
Net loss	$(6,592)	$(6,377)	$(12,138)	$(16,858)	$(14,439)	$(66,309)
______________
(1)Includes stock-based compensation expense of $105 million, $181 million, $305 million, $574 million, $924 million, and $1.3 billion for the three months ended March 31, 2025, June 30, 2025, September 30, 2025, December 31, 2025, March 31, 2026,
and June 30, 2026, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Quarterly Consolidated Statements of Operations, as a Percentage of Revenue

	Three Months Ended
	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026
Revenue	100%	100%	100%	100%	100%	100%
Operating expenses:
Compute and infrastructure	251	177	148	144	72	48
Personnel	58	41	35	40	27	16
Bartz settlement	—	—	109	—	—	—
Sales, marketing, and partnerships	6	12	15	12	22	18
Other operating and administrative	33	23	17	43	14	9
Total operating expenses	349	252	324	239	135	92
Operating income (loss)	(249)	(152)	(224)	(139)	(35)	8
Interest income	14	8	9	9	7	7
Change in fair value of convertible notes and derivative liabilities	(1,516)	(666)	(663)	(696)	(270)	(516)
Other income (expense), net	—	—	—	—	(7)	(73)
Total other income (expense), net	(1,503)	(658)	(654)	(687)	(270)	(582)
Loss before provision for income taxes	(1,751)	(810)	(878)	(826)	(305)	(574)
Provision for income taxes	2	—	—	—	—	—
Net loss	(1,753)%	(810)%	(878)%	(826)%	(305)%	(574)%
______________
Note: Totals of percentage of revenue may not foot due to rounding.
Quarterly Trends
Revenue
Revenue increased sequentially in each of the quarters presented, from $376 million for the three months ended March 31, 2025 to $11.6 billion for the three months ended June 30, 2026. The increases in each quarter were driven by successive model and product releases that drove higher usage, expansion, and broader adoption across our offerings, with both consumption-based and subscription-based revenue contributing.
Growth in customers generating meaningful revenue contributed across the periods: customers with $100,000 or more of revenue on a TTM basis grew from approximately 400 as of March 31, 2025 to more than 6,000 as of June 30, 2026.
Operating Expenses
Compute and Infrastructure
Compute and infrastructure expenses increased sequentially in each of the quarters presented, from $944 million for the three months ended March 31, 2025 to $5.6 billion for the three months ended June 30, 2026, driven by the delivery of committed compute under our multi-year CSP arrangements. Because we typically procure compute 12 to 18 months in advance of availability, these expenses are generally fixed in the near term and increased as committed compute became available to us rather than in response to in-period demand.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Compute and infrastructure expenses as a percentage of revenue decreased from 251% to 48% over the same period, as revenue growth outpaced the growth of our committed compute cost base.
Personnel
Personnel expenses increased sequentially in each of the quarters presented, driven by headcount growth and the associated increases in compensation, including stock-based compensation.
Bartz settlement
In the three months ended September 30, 2025, we recorded a $1.5 billion charge to settle the Bartz litigation.
See Note 13 to our consolidated financial statements included elsewhere in this prospectus.
Sales, Marketing, and Partnerships
Sales, marketing, and partnerships expenses increased sequentially in each of the quarters presented, with the most significant increases observed in the three months ended March 31, 2026 and June 30, 2026. The increases were primarily driven by fees paid to channel partners, reflecting the growth of our business, and increased marketing and advertising expenses, reflecting higher media spend to support product launches.
Other Operating and Administrative
Other operating and administrative expenses increased over the quarters presented, other than in the three months ended March 31, 2026, which reflected lower donation matching program charges than in the three months ended December 31, 2025. The overall increase reflected vendor costs related to data quality and performance evaluation services, information technology and cloud software costs, payment service provider fees, and professional services costs as our business scaled. The increase in the three months ended
December 31, 2025 was primarily driven by non-cash charges related to our donation matching program.
Operating Income (Loss)
Our operating loss widened in the three months ended June 30, 2025, primarily driven by the delivery of additional committed compute under our CSP arrangements, the associated expenses of which grew faster than our revenue in the period, and in the three months ended September 30, 2025, which included the Bartz settlement. Our operating loss narrowed in the three months ended December 31, 2025 and March 31, 2026, and we generated operating income of $1.0 billion for the three months ended June 30, 2026, as revenue growth outpaced the growth in total operating expenses. We expect our operating results to continue to fluctuate from quarter to quarter, particularly as the amount of incremental compute we receive, and the associated expenses we incur, may vary from period to period.
Interest Income
Interest income increased sequentially in each of the quarters presented, from $51 million for the three months ended March 31, 2025 to $762 million for the three months ended June 30, 2026, primarily driven by higher average cash and cash equivalents and short-term investments balances.
Change in Fair Value of Convertible Notes and Derivative Liabilities
Changes in the fair value of our convertible notes and derivative liabilities resulted in expense in each of the quarters presented, primarily driven by increases in the fair value of our outstanding convertible promissory notes resulting from increases in our enterprise valuation during each period. The expense was largest in the three months ended June 30, 2026, reflecting the increase in our enterprise valuation in connection with our
Series H financing. We will continue to recognize changes in fair value until these instruments are converted into equity, repaid, or otherwise settled. See Note 4 and Note 9 to our consolidated financial statements included elsewhere in this prospectus.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Other Income (Expense), Net
Other income (expense), net was not material for the quarters presented prior to 2026. Other income
(expense), net of $(309) million and $(8.4) billion for the three months ended March 31, 2026 and June 30,
2026, respectively, was primarily driven by the initial fair value recognition and subsequent change in fair value of the assets and liabilities recognized under the note purchase agreements. See Note 4 to our consolidated financial statements included elsewhere in this prospectus.
Provision for Income Taxes
Provision for income taxes was not material for the quarters presented.
Quarterly Adjusted Operating Income (Loss) and Adjusted Operating Margin

	Three Months Ended
(in millions, except for percentages)	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026
Operating income (loss)	$(935)	$(1,200)	$(3,089)	$(2,836)	$(1,667)	$974
Stock-based compensation expense	105	181	305	574	924	1,261
Non-cash charitable contributions(1)	—	—	—	541	126	—
Bartz settlement(2)	—	—	1,500	—	—	—
Adjusted Operating Income (Loss)	$(830)	$(1,019)	$(1,284)	$(1,721)	$(617)	$2,235

Revenue	$376	$787	$1,382	$2,040	$4,731	$11,555
Operating margin	(249)%	(152)%	(224)%	(139)%	(35)%	8%
Adjusted Operating Margin	(221)%	(129)%	(93)%	(84)%	(13)%	19%
______________
(1)Relates to non-cash charges from our donation matching program, the value of which is linked to employee equity awards and recorded in other operating and administrative expenses.
(2)Excluded from our calculation of Adjusted Operating Income (Loss) as it is not indicative of ongoing operations.
Quarterly Adjusted Net Income (Loss)

	Three Months Ended
(in millions)	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026
Net loss(1)	$(6,592)	$(6,377)	$(12,138)	$(16,858)	$(14,439)	$(66,309)
Stock-based compensation expense	105	181	305	574	924	1,261
Non-cash charitable contributions(2)	—	—	—	541	126	—
Bartz settlement(3)	—	—	1,500	—	—	—
Change in fair value of convertible notes and derivative liabilities	5,701	5,241	9,165	14,201	12,791	59,597
Change in fair value of certain mark-to-market financial instruments	—	—	—	3	288	8,432
Adjusted Net Income (Loss)	$(786)	$(955)	$(1,168)	$(1,539)	$(310)	$2,981

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
______________
(1)Includes change in fair value of convertible notes and derivative liabilities, which were $5.7 billion, $5.2 billion, $9.2 billion,
$14.2 billion, $12.8 billion, and $59.6 billion, for the three months ended March 31, 2025, June 30, 2025, September 30, 2025,
December 31, 2025, March 31, 2026, and June 30, 2026, respectively, primarily driven by an increase in the fair value of our outstanding convertible promissory notes resulting from an increase in our enterprise valuation during each of the respective periods.
(2)Relates to non-cash charges from our donation matching program, the value of which is linked to employee equity awards and recorded in other operating and administrative expenses.
(3)Excluded from our calculation of Adjusted Net Income (Loss) as it is not indicative of ongoing operations.
Liquidity and Capital Resources
Since inception, we have financed our operations, corporate investments, and capital expenditures primarily through proceeds from the issuance of convertible promissory notes, redeemable convertible preferred stock, cash generated from sales, and SAFEs. To date, we have financed our compute and infrastructure primarily under arrangements with our CSPs, as well as through proceeds from the financing activities described above and cash generated from operations. As of June 30, 2026, we had cash and cash equivalents of $112.4 billion,
$19.3 billion of short-term investments, and $3.3 billion available under the Credit Facility, as described below.
Cash and cash equivalents consist of cash held in checking and interest-bearing accounts, money market funds, and other highly liquid investments with original maturities of three months or less from the date of purchase.
We have generated losses from our operations, as reflected in our accumulated deficit of $132.9 billion, which includes $113.2 billion related to changes in the fair value of our convertible notes driven by increases in our enterprise valuation and derivative liabilities since 2023, including $72.4 billion during the six months ended
June 30, 2026. Additionally, we have generated negative cash flows from operating and investing activities in
2023, 2024, and 2025, driven by ongoing expenditures to support business growth including investments to secure access to more compute and infrastructure capacity. We continue to invest in our own data center infrastructure and enter into compute and infrastructure capacity arrangements to support anticipated demand for our intelligence service. Given the long lead times between contracting for, purchasing, or leasing compute and that compute becoming available to serve workloads, we secure these arrangements well in advance of anticipated demand. To secure certain data center development projects, which require significant capital commitments in advance of deployment, we have in some cases relied, and expect to continue to rely, on arrangements with financing sources or partners who guarantee the lease obligations to support the development of data center capacity that is expected to host such partner’s chips or computing infrastructure.
Our ability to expand compute and infrastructure capacity through these arrangements in the future may depend on the continued willingness and ability of a limited number of CSPs, partners, and financing sources to enter into and perform under such arrangements. In some cases, we may also make payments in advance of the delivery of the equipment or infrastructure. We anticipate making significant and increased investments for the foreseeable future, including for owned or leased compute and infrastructure in advance of delivery. These investments help ensure we have the technological resources to maintain and expand our position at the frontier of AI.
Our increasing efforts to build out our compute and infrastructure require substantial capital expenditures and are changing the cash flow profile of our business. Whereas the compute purchased through our CSP arrangements is generally paid as the compute becomes available to us, we expect an increasing portion of our compute and infrastructure investment to take the form of capital expenditures and other commitments, including lease obligations, that require significant upfront payments well in advance of the related compute becoming operational. We expect our capital expenditures to increase significantly as we expand our build-out, and we expect these investments to result in significant net cash used in operating and investing activities for the foreseeable future. Our net cash used in these activities may increase regardless of whether our financial performance improves. The magnitude and timing of these investments are inherently uncertain and may change materially over short periods, including as a result of decisions to accelerate or expand our build-out, and such changes could rapidly and significantly affect our cash flows for a given period. In addition, these investments are subject to known trends and uncertainties that could adversely affect our results of operations.
The compute and chips necessary for frontier model development are available from a limited number of suppliers and geographies and are subject to intense competition, supply constraints, and evolving export controls, and we have historically operated in a compute-constrained environment in which demand for compute has exceeded the supply available to us. In addition, certain of the CSPs and chip partners on which we rely provide us capital or credit support, serve as our infrastructure vendors, and develop and offer AI models

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
and services that compete with ours. These relationships could give rise to conflicts of interest that affect our access to compute, its cost, the prioritization of our workloads, or the terms on which such capital or credit support is provided. For a discussion of these and other risks, see the section titled “Risk Factors.”
We believe our existing available cash and cash equivalents, together with cash generated from sales and amounts available under our A&R Credit Facility (as defined below), will be sufficient to support working capital, operating and finance lease payments, and capital expenditure requirements for at least the next 12 months from the date of this prospectus. However, our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of our investments in compute and infrastructure capacity, including additional or expanded CSP, equipment lease, and data center arrangements, the success and expansion of our sales, marketing, and business development strategies, any potential future investment in complementary businesses, products, technologies, assets, and talent, risks associated with the AI industry, and other factors described under “Key Factors Affecting Our Performance.” As a result of these and other factors, we may be required to seek additional financing sooner than we currently anticipate. Even if we determine that additional financing is required, we may not be able to raise it on terms acceptable to us or at all. Any such financing, if completed, may be costly, dilutive, or lead to restrictions on how we operate our business. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition, results of operations, and cash flows would be adversely affected.
Over the longer term, we expect to have significant cash requirements as we continue to invest in our business, primarily for compute and infrastructure, including our data center infrastructure build-out, as well as for general operating needs. We expect to fund these long-term cash requirements through a combination of cash flows from operations, proceeds from equity financings, including the net proceeds from this offering, proceeds from debt financings and potential future indebtedness, and financing arrangements with our partners, including under our note purchase agreements and our equipment lease and data center arrangements. Our ability to meet these requirements over the long term depends on our ability to grow our revenue and generate cash flows from operations and to access additional capital on acceptable terms. If sufficient funds are not available, we may be required to reduce, defer, or forgo planned investments, which could adversely affect our business, competitive position, and results of operations.
Revolving Credit Agreement
In May 2025, we entered into a Credit Agreement (as amended from time to time prior to the A&R Credit
Agreement (as defined below), the “Credit Agreement”) with certain lenders from time to time party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent for the lenders, which initially provided for a $2.5 billion senior secured revolving credit facility with a $400 million letter of credit sublimit (the “Initial Credit Facility”). In September 2025, we amended the Initial Credit Facility to increase the aggregate revolving commitments to $2.75 billion and in November 2025, we further amended the Initial Credit
Facility to increase the aggregate revolving commitments to $3.25 billion (the Initial Credit Facility, as amended, the “Credit Facility”). As of June 30, 2026, we had no borrowings drawn under the Credit Facility and
$78 million of standby letters of credit outstanding. As of June 30, 2026, we were in compliance with all covenants under the Credit Agreement.
In September 2026, we entered into an Amended and Restated Credit Agreement (the “A&R Credit
Agreement”), which amended and restated the Credit Agreement to provide for a $15 billion senior secured revolving credit facility with the full amount thereof available for letters of credit (the “A&R Credit Facility”).
The A&R Credit Facility will mature on September 4, 2031, subject to earlier springing maturity if more than
$500 million in aggregate scheduled cash principal payments on certain of our indebtedness are required within the 91-day period preceding the date on which any such scheduled principal payment is due, and we do not have sufficient liquidity to make all such payments then due and remain in pro forma compliance with our financial covenant, subject to certain other exceptions and conditions set forth in the A&R Credit Agreement.
The proceeds of the A&R Credit Facility may be used for working capital, general corporate purposes, and other lawful purposes. We may request borrowings in U.S. dollars or certain other agreed currencies, subject to the terms of the A&R Credit Agreement.
We may borrow, repay, and reborrow amounts under the A&R Credit Facility from time to time. We are required to pay commitment fees on the unused portion of the A&R Credit Facility and fees in connection with

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
letters of credit. On and after the Guarantee and Collateral Release Date (as defined below), such commitment fees will vary depending on our credit ratings, as set forth in the A&R Credit Agreement. Our obligations under the A&R Credit Facility are required to be guaranteed by certain of our material subsidiaries and secured by substantially all of our assets and the assets of such subsidiary guarantors, subject to certain exceptions and exclusions set forth in the A&R Credit Agreement. The A&R Credit Agreement further provides that, on and after the date we have obtained an Investment Grade Rating (as defined in the A&R Credit Agreement) from at least two out of three of Moody’s, S&P, and Fitch, at our election, all guarantees and security interests securing the obligations under the A&R Credit Facility will be released, discharged, and terminated, subject to certain conditions set forth in the A&R Credit Agreement (such date, the “Guarantee and Collateral Release Date”).
Borrowings under the A&R Credit Facility bear interest at rates based on either the Alternate Base Rate (as defined in the A&R Credit Agreement), Term SOFR Rate (as defined in the A&R Credit Agreement) or other applicable benchmark rates in the case of foreign currencies, plus an applicable margin. From and after the
Guarantee and Collateral Release Date, such applicable margin will vary depending on our credit ratings, as more fully set forth in the A&R Credit Agreement. In addition, the A&R Credit Agreement includes customary affirmative and negative covenants, including, but not limited to, restrictions on additional indebtedness, liens, asset sales, investments, mergers, and restricted payments. On and after the Guarantee and Collateral Release
Date, the negative covenants limiting asset sales, investments, restricted payments, and affiliate transactions will cease to apply and the negative covenants restricting additional indebtedness and liens will be modified in certain respects, including to permit additional indebtedness, subject to a cap on certain indebtedness that is secured by assets that do not secure the A&R Credit Facility or that is incurred or guaranteed by restricted subsidiaries that are not guarantors under the A&R Credit Facility. The A&R Credit Agreement includes a financial covenant requiring that we maintain liquidity of at least $5.0 billion as of the last day of each fiscal quarter, beginning with the fiscal quarter ending December 31, 2026. The A&R Credit Agreement also includes customary events of default, which, if triggered, could result in the acceleration of amounts due under the A&R
Credit Facility and termination of the commitments thereunder.
AMD Agreement
In July 2026, we entered into a hardware supply framework agreement (the “Hardware Supply Agreement”)
with Advanced Micro Devices, Inc. (“AMD”) to purchase, lease or access AMD-based Helios rack-scale systems featuring AMD Instinct™ MI450 series GPUs. Pursuant to the terms of the Hardware Supply Agreement, AMD has provided a commitment to purchase up to $5.0 billion of our Class N common stock, which becomes available for us to draw on in increments following the achievement of specified AMD GPU delivery and deployment milestones. Based on the deployment schedule contemplated by the Hardware Supply Agreement, we expect the first of such milestones to be achieved in 2027. Following the completion of this offering, any purchases of our Class N common stock will be made at a price per share equal to the volume-weighted average price of our Class A common stock over the 30 trading days immediately preceding the applicable closing date of such purchase, and we must make any draw request within 12 months following the final delivery and deployment of AMD GPU capacity under the Hardware Supply Agreement.
Convertible Notes
Overview
We have entered into NPAs with each of Google (through Google LLC), Amazon (through Amazon Web
Services, Inc.), and Broadcom that provide for the issuance of convertible promissory notes and, in certain cases, shares of our non-voting capital stock. Our NPAs with Google consist of agreements entered into in
September 2023 and August 2024, pursuant to which all convertible promissory notes previously issued thereunder have been fully converted into non-voting redeemable convertible preferred stock and under which no additional notes may be issued, and an agreement entered into in March 2026 (“Google 2026 NPA”), which provides for potential future financing capacity, subject to certain conditions described below. Our NPAs with
Amazon consist of the Amazon 2023 NPA and the Amazon 2024 NPA, pursuant to which we previously issued convertible promissory notes, approximately $6.2 billion aggregate principal amount of which remains outstanding as described below under “—Outstanding Notes,” and under which no additional notes may be issued, and the 2026 Stock Purchase and Convertible Note Facility Agreement, dated as of April 20, 2026, by and between us and Amazon (“Amazon 2026 NPA”), which provides for potential future financing capacity, subject to certain conditions described below. The Infrastructure Partner 2026 NPA provides for potential

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
future financing capacity, if needed, subject to certain conditions described below. The principal economic terms of the NPAs that relate to our outstanding notes and potential future financing capacity are summarized in the tables below. To the extent an NPA creates an obligation to issue notes in the future, that obligation is accounted for as a derivative liability on our consolidated balance sheets until the related note is issued. For additional information, including the historical issuance and conversion of notes under these agreements, see
Notes 9 and 16 to our consolidated financial statements included elsewhere in this prospectus.
Outstanding Notes
The following table summarizes the notes outstanding under our NPAs as of June 30, 2026, which consist entirely of non-interest-bearing rollover notes issued to Amazon under the Amazon 2023 NPA and the Amazon
2024 NPA, neither of which provides for the issuance of additional notes. Under the terms of the applicable notes, and unless Amazon elects in its sole discretion to waive the limitation, no portion of a note converts to the extent that, immediately following the conversion, Amazon would hold more than 12% of our capitalization, calculated for this purpose to include all of our outstanding capital stock on an as-converted basis together with shares underlying our outstanding equity awards and other outstanding convertible securities. The portion of each note that could not convert without exceeding this ownership cap was reissued as a rollover note in lieu of the shares of our non-voting redeemable convertible preferred stock that would otherwise have been issued to
Amazon.

Counterparty	Agreement	Principal Amount Outstanding (in millions)	Conversion Price Per Share(1)	Class N Shares Issuable on Conversion(2)
Amazon	Amazon 2023 NPA(3)	$2,186	$2.0928	1,044,716,970
Amazon	Amazon 2024 NPA(4)	4,017	$5.0478	795,727,970
Total		$6,203		1,840,444,940
______________
(1)In connection with this offering, the notes will convert, subject to Amazon’s ownership cap, which may be waived at Amazon’s election, into shares of Class N common stock at the lower of the fixed conversion price per share reflected in the table and the initial price per share of Class A common stock set forth on the cover of this prospectus (“IPO Price”). Following this offering, any notes that could not convert in connection with this offering due to the holder’s ownership cap will convert at the end of each fiscal quarter at the lowest of such fixed price, the IPO Price, and the 10-day trailing volume-weighted average price of our
Class A common stock, subject to such continued ownership cap.
(2)Assumes conversion at the applicable price in the column titled “Conversion Price Per Share” and represents the aggregate number of shares of Class N common stock issuable upon conversion of the notes, without giving effect to the holder’s ownership cap. The principal amount of any notes that cannot convert without exceeding the applicable ownership cap will be re-issued as a non-interest-bearing “rollover note” maturing 10 years from issuance. The remaining rollover notes would remain outstanding following this offering and would automatically convert at the end of each subsequent fiscal quarter as described above, to the extent such conversion would not exceed Amazon’s ownership cap, which may be waived at Amazon’s election. The number of shares of Class N common stock issued upon conversion at the completion of this offering, and the aggregate principal amount of notes remaining outstanding as rollover notes following this offering, will be determined based on the final offering size and Amazon’s election with respect to the ownership cap.
(3)Matures March 2034, subject to earlier repayment or conversion.
(4)Reflects the aggregate principal amount of notes outstanding under the Amazon 2024 NPA, which were issued across three tranches, and will mature in January 2035, May 2035, and November 2035, as applicable, in each case subject to earlier repayment or conversion.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Note Purchase Agreements
The following table summarizes the aggregate principal amounts of notes that may be issued and the aggregate principal amounts outstanding under our undrawn NPA facilities as of June 30, 2026. The principal terms of each facility are described under the applicable counterparty heading below.

Counterparty	Agreement	Aggregate Amount Available for Issuance (in millions)	Principal Amount Outstanding (in millions)	Draw Period Ends
Google	Google 2026 NPA	$ 20,000(1)	$—	December 2030
Amazon	Amazon 2026 NPA	$15,000	$—	(2)
Broadcom(3)	Infrastructure Partner 2026 NPA	$42,000	$—	(4)
Total		$77,000	$—
______________
(1)Subject to reduction by up to $10.0 billion if Google exercises its option to purchase shares of our Class N common stock in a private placement concurrent with this offering at the public offering price. See the section titled “—Google” for more information.
(2)30 months following the completion of this offering, or earlier upon the termination of certain commercial agreements with
Amazon.
(3)Broadcom may assign the Infrastructure Partner 2026 NPA to a designated financial partner, subject to our consent (not to be unreasonably withheld).
(4)Five years from the start of the draw period, subject to earlier termination. See the section titled “—Broadcom” for more information.
Amazon
The following table summarizes the principal terms of the Amazon 2026 NPA, which provides for potential future issuances of convertible promissory notes subject to the limitations described below. As described above under the section titled “—Outstanding Notes,” due to Amazon’s ownership cap, notes issued under the Amazon
2023 NPA and Amazon 2024 NPA were previously converted into non-interest-bearing rollover notes.

Conversion Terms
Agreement	Original Principal Amount Available for Issuance	Remaining Principal Amount Available for Issuance(1)	Principal Amount Outstanding (1)	Interest Rate	Maturity	At IPO	Post-IPO
Amazon 2026 NPA	$15.0 billion	$15.0 billion(2)	$—	N/A	10 years from date of issuance	N/A(2)
Each draw is settled
by issuing shares of
our Class N common
stock at a price equal
to the 30-day trailing
volume-weighted
average price of our
Class A common
stock as of the date
the relevant compute
capacity milestone is
achieved, subject to
the ownership cap.

______________
(1)As of June 30, 2026.
(2)We do not expect any notes to be issued under the Amazon 2026 NPA prior to the completion of this offering.
Note or share issuances under the Amazon 2026 NPA may be made until the earlier of (i) 30 months after this offering and (ii) the termination of certain commercial agreements between us and Amazon. Amounts under the Amazon 2026 NPA will become available to us in $5.0 billion increments following the achievement of the relevant compute capacity milestones pursuant to certain commercial agreements between us and Amazon, and

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
notes issued prior to our initial public offering may be issued in $1.0 billion increments upon our draw requests.
To the extent shares of our Class N common stock cannot be issued upon conversion of the notes without exceeding Amazon’s ownership cap, the principal amount of such note that could not be converted will be re-
issued as a non-interest-bearing rollover note maturing 10 years from issuance and convertible into shares of our Class N common stock at the end of each fiscal quarter, with any unconverted balance payable in cash at maturity or, at Amazon’s election, by set-off against certain amounts Amazon owes us under our commercial agreements. See the section titled “—Convertible Notes—Outstanding Notes” for more information on our outstanding notes issued to Amazon.
In connection with certain liquidation transactions, Amazon may elect to receive cash in lieu of conversion.
Upon specified events of default, we may be required to repay the outstanding principal amount of notes and accrued interest in five equal installments.
Broadcom
The following table summarizes the principal terms of the Infrastructure Partner 2026 NPA under which we may issue, if needed, convertible promissory notes solely to finance quarterly rent obligations under the 2026
Lease Arrangement. See the section titled “—Contractual Obligations—Infrastructure Equipment Leases.”

Conversion Terms
Agreement	Original Principal Amount Available for Issuance	Remaining Principal Amount Available for Issuance(1)	Principal Amount Outstanding(1)	Interest Rate	Maturity	At IPO	Post-IPO
Infrastructure Partner 2026 NPA(2)	$42.0 billion	$42.0 billion(3)	$—	9.00% per annum(4)
60 months
from the
start of the
draw period
for the first
$24.0
billion of
notes
issued, 63
months for
amounts
exceeding
$24.0
billion but
less than
$32.0
billion, and
57 months
for amounts
exceeding
$32.0
billion
N/A(3)
The holder
may elect to
convert any
outstanding
notes into
shares of
our Class N
common
stock at a
conversion
price equal
to 90% of
the 30-day
trailing
volume-
weighted
average
price of our
Class A
common
stock(4)

______________
(1)As of June 30, 2026.
(2)Broadcom may assign the Infrastructure Partner 2026 NPA to a designated financial partner, subject to our consent (not to be unreasonably withheld).
(3)We do not expect any notes to be issued under the Infrastructure Partner 2026 NPA prior to the completion of this offering.
(4)Interest on the notes is paid in kind by capitalizing accrued interest into principal. Any notes issued during a period in which certain revenue performance conditions are not met bear interest at 13.00% per annum and convert at 85%, rather than 90%, of the applicable price.
We may issue notes under the Infrastructure Partner 2026 NPA, if needed, through the fifth anniversary of the start of the draw period (which has not yet commenced and which will begin upon the serviceability of the infrastructure equipment pursuant to the terms of the 2026 Lease Arrangement), subject to earlier termination in certain circumstances, solely to finance quarterly rent payments under the 2026 Lease Arrangement. Our ability to issue notes under the Infrastructure Partner 2026 NPA is subject to various conditions, including certain revenue growth rate conditions that are significantly below our actual revenue growth rates during all

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
quarters of 2025 and thus far in 2026, our continued compliance with the minimum liquidity requirement under our revolving credit facility, and our continued performance under the Lease Arrangements (as defined below), and our ability to issue these notes terminates if these conditions are not met for a sustained period.
Our obligations under the notes are guaranteed by certain of our subsidiaries and, together with such guarantees, are secured on a junior basis by the collateral securing the 2026 Lease Arrangement.
Upon an early buy-out of leased equipment at our election or if Broadcom or a designated financial partner demands a stipulated loss payment under the 2026 Lease Arrangement, Broadcom or a designated financial partner may require us to settle a portion of the notes in cash or in shares of our Class N common stock at the conversion price described above. If we experience a change of control or similar liquidation event, Broadcom or a designated financial partner may elect to receive cash equal to 150% of the then-outstanding principal amount of and accrued interest on the notes or to convert such notes immediately prior to the closing of such liquidation transaction.
The Infrastructure Partner 2026 NPA contains customary events of default, including payment defaults under the Lease Arrangements and cross-defaults to material indebtedness, upon which Broadcom or a designated financial partner that holds the notes may accelerate any outstanding notes and terminate any remaining commitment. In connection with the Infrastructure Partner 2026 NPA, we entered into a registration rights agreement with Broadcom with respect to any shares of Class N common stock issued upon conversion of the notes. See “Description of Capital Stock—Registration Rights.”
Google
The following table summarizes the principal terms of the Google 2026 NPA, which provides for potential future issuances of notes subject to the limitations described below.

Conversion Terms
Agreement	Original Principal Amount Available for Issuance	Remaining Principal Amount Available for Issuance(1)	Principal Amount Outstanding(1)	Interest Rate	Maturity	At IPO	Post-IPO
Google 2026 NPA	$20.0 billion	$20.0 billion(2)	$—	N/A(2)	N/A(2)	N/A(2)
For post-
IPO draws,
Google may
elect to
receive
either (i) a
convertible
promissory
note on
terms to be
mutually
agreed or
(ii) shares of
our Class N
common
stock at the
30-day
trailing
volume-
weighted
average
price of our
Class A
common
stock.(3)

______________
(1)As of June 30, 2026.
(2)We do not expect any amounts to be issued under the Google 2026 NPA prior to the completion of this offering. If Google elects to receive any convertible promissory notes following the offering, the terms will be mutually agreed by us and Google. See
“Post-IPO” column.
(3)To the extent the terms of a convertible promissory note cannot be agreed by us and Google, the draw is settled in shares of
Class N common stock at the 30-day trailing volume-weighted average price of our Class A common stock.
Requests for note issuances under the Google 2026 NPA can be made through December 31, 2030 and are driven by the achievement of certain conditions under certain third-party compute agreements and specified

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
TTM revenue targets, which we have historically surpassed. Each note issuance is funded over five quarterly closings unless Google elects to fund it in a single closing, and Google may elect to defer funding of revenue-
linked draws. To the extent shares cannot be issued without exceeding Google’s ownership cap, which limits issuances of shares under the Google 2026 NPA to the extent such issuances would cause Google’s ownership of us to exceed 14.99% of our outstanding capitalization on a post-money, as-converted basis as calculated in accordance with the terms of the Google 2026 NPA, unless Google elects to waive it in its sole discretion, the excess will be funded through a non-interest-bearing rollover note maturing 10 years from issuance and convertible into Class N common stock at the end of each fiscal quarter, with any unconverted balance payable in cash at maturity.
In connection with the Google 2026 NPA, we granted Google an option to purchase up to $10.0 billion of our
Class N common stock in a private placement concurrent with this offering at the public offering price, which would reduce the amount of notes available for issuance under the Google 2026 NPA by a corresponding amount if exercised. We also entered into a registration rights agreement with Google. See “Description of
Capital Stock—Registration Rights.”
Cash Flows
The following table shows a summary of our cash flows for the periods presented:

	Year Ended December 31,			Six Months Ended June 30,
(in millions)	2023	2024	2025	2025	2026
Net cash provided by (used in)
Operating activities	$(1,627)	$(5,692)	$(2,637)	$(1,513)	$3,929
Investing activities	(2)	(22)	(3,077)	(49)	(17,181)
Financing activities	2,320	7,248	19,960	4,749	110,774
Operating Activities
Net cash used in operating activities for the year ended December 31, 2025 decreased by $3.1 billion compared to the year ended December 31, 2024. The decrease was primarily driven by a decrease in prepaid hosting services reflecting the consumption during 2025 of hosting capacity that had been prepaid in prior periods and an increase in accounts payable, accrued expenses, and other current liabilities due to increased CSP costs and the timing of related payments. The decrease was partially offset by higher cash payments, including a payment related to the Bartz settlement, higher cash compensation costs from headcount growth, and an increase in accounts receivable.
Net cash used in operating activities for the year ended December 31, 2024 increased by $4.1 billion compared to the year ended December 31, 2023. The increase was primarily driven by an increase in prepaid hosting services due to business expansion requiring additional hosting capacity.
Cash provided by operating activities was $3.9 billion for the six months ended June 30, 2026 as compared to cash used in operating activities of $1.5 billion for the six months ended June 30, 2025. Our operating cash flows result primarily from cash received from our customers, offset by cash payments we make for products and services, employee compensation, operating leases, and interest payments. The increase in operating cash flow was primarily driven by an improvement in net loss adjusted for non-cash items, and changes in working capital, primarily reflecting the timing of payments to vendors and cash receipts from customers. Working capital at any point in time is subject to many variables, including the timing of billings and cash collections, vendor payment terms, and the timing of invoice receipt and payment.
Investing Activities
Net cash used in investing activities for the year ended December 31, 2025 increased by $3.1 billion compared to the year ended December 31, 2024. The increase was primarily driven by increased purchases of new marketable securities, including U.S. treasury and agency securities, and corporate debt securities, as well as higher capital expenditures related to servers, networking and infrastructure equipment, and purchase of

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
intangible assets. These increases were partially offset by proceeds from sales and maturities of marketable securities.
Net cash used in investing activities for the year ended December 31, 2024 increased by $20 million compared to the year ended December 31, 2023. The increase was primarily driven by increased capital investments in leasehold improvements and purchases of intangible assets.
Cash used in investing activities was $17.2 billion for the six months ended June 30, 2026 as compared to cash used in investing activities of $49 million for the six months ended June 30, 2025, which primarily reflects the increased purchases of short-term investments, including commercial paper, U.S. treasury and agency securities and corporate debt securities, in addition to higher capital expenditures related to servers, networking and infrastructure equipment. This was partially offset by proceeds from sales and maturities of marketable securities.
Financing Activities
Net cash provided by financing activities for the year ended December 31, 2025 increased by $12.7 billion compared to the year ended December 31, 2024. The increase was primarily driven by increased proceeds from the issuance of redeemable convertible preferred stock, net of issuance costs.
Net cash provided by financing activities for the year ended December 31, 2024 increased by $4.9 billion compared to the year ended December 31, 2023. The increase was primarily driven by increased proceeds from the issuance of convertible notes for cash and increased proceeds from the issuance of redeemable convertible preferred stock, net of issuance costs.
Cash provided by financing activities was $110.8 billion for the six months ended June 30, 2026 as compared to cash provided by financing activities of $4.7 billion for the six months ended June 30, 2025. Cash inflows from financing activities primarily resulted from proceeds from the issuance of redeemable convertible preferred stock, net of issuance costs.
Off-Balance Sheet Arrangements
Other than hosting services and lease commitments incurred in the normal course of business, funding commitments related to our equity method investments, and guaranty and cost reimbursement arrangements with developers to support data center capacity development (see Notes 3, 7 and 13 to our consolidated financial statements included elsewhere in this prospectus for more information), we did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships.
Contractual Obligations
The following table summarizes our contractual obligations as of           :

Payments Due by Year
(in millions)	Total	2026	2027	2028	2029	2030	Thereafter
Operating leases(1)
Finance leases(2)
Purchase commitments(3)
Total(4)
______________
(1)Consists of operating leases for corporate offices and compute and infrastructure with a weighted-average remaining lease term
of            years as of           . See Note 7 to our consolidated financial statements for more information.
(2)Consists of finance leases for compute and infrastructure with a weighted-average remaining lease term of            years as of
          .  See Note 7 to our consolidated financial statements for more information.
(3)Primarily consists of future minimum payments under CSP hosting and other third-party infrastructure service agreements.
The table reflects future minimum payments under our non-cancelable purchase commitments with a remaining term in excess of one year. See Note 13 to our consolidated financial statements for more information.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
(4)Excludes $           aggregate principal amount outstanding under convertible promissory notes as of           . We may issue up to
an additional $           of convertible promissory notes, subject to applicable conditions. See the section titled “—Convertible
Notes” for more information.
The table above reflects our contractual obligations as of           , and includes obligations that are fixed and
determinable as of such date. For agreements with variable terms, the amounts described above include only minimum quantities and/or pricing to which we are contractually committed and exclude variable payments in excess of such minimums.
The table above does not include agreements that are cancelable without penalty within one year. Minimum
payments for the next 12 months under such contracts were approximately $           as of           .
The table above also does not include leases executed and not yet commenced as of           , with total estimated
future undiscounted lease obligations of approximately $          , of which approximately $           is expected to be
paid in the next 12 months. These lease obligations will commence between 2026 and 2028, with lease terms ranging from less than one year to 20 years.
In addition, the table above does not reflect commitments entered into after           , with aggregate future
minimum payment obligations of approximately $          . We also entered into contingent obligations after
          to purchase up to approximately $           of compute and infrastructure capacity that are subject to certain conditions, including the vendor obtaining qualifying financing or securing a facility lease, as applicable. We
also entered into certain agreements after            that are cancelable without penalty within one year with
minimum payments for the next 12 months under such contracts of approximately $           . See Note 17 to our
consolidated financial statements included elsewhere in this prospectus for more information on commitments
entered into subsequent to           .
Consistent with our compute and data center strategy, we expect to continue to enter into additional long-term arrangements to secure compute and infrastructure capacity, and to make significant related investments as we scale our business.
Infrastructure Service Arrangements
In November 2025, we entered into an agreement with Microsoft, which was subsequently amended in
February 2026, pursuant to which we committed to spend an aggregate of at least $31.4 billion between
November 2026 and May 2033, regardless of actual usage. Our commitment under such agreement is non-
cancelable except in the event of Microsoft’s uncured material breach or, on a per-tranche basis, for undelivered tranches.
In March 2026, we entered into an agreement with Google, which was subsequently amended in May 2026 and pursuant to which we committed to spend an aggregate of at least approximately $111.1 billion between April
2026 and July 2033, regardless of actual usage. If our actual spend falls short, we must pay Google the difference as a true-up subject to certain adjustments and exceptions if available. Our commitment under such agreement is non-cancelable except in the event of Google’s uncured material breach.
In April 2026, we entered into an agreement with Amazon, pursuant to which we committed to spend an aggregate of at least $110.0 billion between May 2026 and April 2036, regardless of actual usage. If our actual spend falls short, we must pay Amazon the difference as a true-up subject to certain adjustments and exceptions if available. Our commitment under such agreement is non-cancelable except in the event of
Amazon’s uncured material breach.
In May and July 2026, we entered into agreements with X.AI LLC (“x.AI”), a wholly owned subsidiary of Space
Exploration Technologies Corp. (collectively, “x.AI Arrangements”), one of which was subsequently amended in
June 2026, to access compute powered by NVIDIA GPUs. Under the x.AI Arrangements, we agreed to spend an aggregate of up to $84.5 billion over terms extending into 2029, consisting of approximately $2.37 billion in the aggregate per month under the agreements, with capacity ramping periods at reduced fees. Following initial non-cancelable periods ending in August 2026 for the May agreements and January 2027 for the July agreement, each agreement may be cancelled by either party upon 90 days’ advance written notice.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Under the Hardware Supply Agreement with AMD, we committed to obtain an initial tranche of compute capacity in calendar year 2027 by purchasing AMD-based Helios rack-scale systems from approved manufacturers or by accessing such systems through third-party service providers, provided certain conditions related to deployment proposals are met. If we procure the full amount of this initial committed capacity, we expect aggregate expenditures to exceed $20.0 billion over the term of the agreement. The agreement also provides for the potential procurement of additional capacity of up to approximately the amount of our initial commitment. Our agreement with AMD is non-cancelable by us except in the event of AMD’s uncured material breach and will automatically terminate 12 months after both parties fulfill their commitments under the agreement and all ordered AMD GPU capacity has been delivered.
In August 2026, we entered into GPU services agreements (collectively, the “Nscale Services Agreements”) with wholly owned subsidiaries of Nscale Global Holdings Limited (together with its affiliates, “Nscale”) to access compute powered by NVIDIA GPUs. Under the Nscale Services Agreements, we agreed to spend an aggregate of up to approximately $44.6 billion over terms extending into 2033, with fees accruing only as capacity is delivered to and accepted by us. Nscale is required to use best efforts to obtain qualifying financing for the
NVIDIA GPUs and data center infrastructure within a specified period following the effective date of such agreements (or such later date as may be mutually agreed by the parties and subject to additional negotiation).
Otherwise, our commitment under each agreement is non-cancelable except in limited circumstances, including
Nscale’s failure to meet specified delivery or service availability requirements or an uncured material breach by the applicable Nscale entity.
In May, June and August 2026, we entered into agreements (collectively, the “Lambda Agreements”) with
Lambda, Inc. (“Lambda”) to access compute powered by NVIDIA GPUs. Under the Lambda Agreements, we agreed to spend an aggregate of approximately $41.3 billion over terms extending into 2034, with fees accruing only as capacity is delivered to and accepted by us. Under our August 2026 agreement, which represents approximately $34.9 billion of the aggregate commitment, either party may terminate if Lambda does not timely secure the facility lease. Otherwise, our commitment under each of the Lambda Agreements is non-
cancelable except in the event of Lambda’s uncured material breach or certain other limited circumstances and, for certain of the Lambda Agreements, on a per-tranche basis if Lambda fails to meet specified delivery milestones for that tranche.
Infrastructure Equipment Leases
We have entered into five-year master equipment leases with Broadcom, pursuant to which we receive such hardware for deployment in dedicated data center facilities operated by others on our behalf (the “Lease
Arrangements”). These Lease Arrangements are accounted for as finance leases. Our rent payments over the life of these leases are equal to an aggregate of approximately $161.2 billion excluding interest, with rent payable in quarterly installments and payment obligations typically commencing upon AI infrastructure equipment becoming “ready for service” at the applicable data center facility. Rent payments may commence earlier in certain circumstances, such as when the readiness of a data center facility is delayed. The Lease Arrangements provide us with access to TPU-based compute capacity, a portion of which began to come online in 2026, with additional capacity expected to come online starting in 2027. The Lease Arrangements are non-cancelable by either party during the applicable lease period except in the case of a default. In connection with the 2026 Lease
Arrangement, we deposited cash into a restricted cash account for the benefit of Broadcom and may be required to deposit additional cash under certain circumstances for the benefit of Broadcom. Our two special purpose subsidiaries entered into agreements for the Lease Arrangements, the obligations of which are guaranteed by
Anthropic, PBC, and such obligations are secured by the leased equipment. Further, we agreed to customary events of default, including cross-defaults, upon which our obligations may be accelerated. We may, if needed, finance a certain amount of our quarterly rent payments under the 2026 Lease Arrangement through the issuance of convertible promissory notes under the Infrastructure Partner 2026 NPA in certain circumstances.
See the section titled “—Convertible Notes—Broadcom” for more information. In the second quarter of 2026,
Broadcom assigned a portion of its rights under one of the master equipment leases to another third party.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.
Interest Rate Risk
As of June 30, 2026, we had $112.4 billion of cash and cash equivalents and $19.3 billion of short-term investments in a variety of securities, including money market funds, U.S. treasury and agency securities, corporate debt securities, and commercial paper. In addition, we had $2.5 billion of restricted cash primarily due to amounts held as collateral for our lease and other obligations. Our cash, cash equivalents, and short-
term investments are held for working capital purposes, and we do not enter into investments for trading or speculative purposes. Due to the relatively short-term nature of our investment portfolio, a hypothetical 100 basis point increase or decrease in interest rates would not have had a material effect on the fair value of our investment portfolio as of June 30, 2026.
Foreign Currency Exchange Risk
We transact business globally in multiple currencies, with the vast majority of our revenue denominated in U.S.
dollars and, to a lesser extent, other currencies such as Euros and British pounds. Our international revenue, as well as costs and expenses denominated in foreign currencies, and intercompany transactions with our foreign subsidiaries, expose us to the risk of fluctuations in foreign currency exchange rates against the U.S. dollar. A hypothetical 10% change in foreign currency exchange rates applicable to our business would not have a material impact on our consolidated financial statements as of June 30, 2026. We have not entered into derivative or hedging transactions, but we may enter into such arrangements in the future if our exposure to foreign currency becomes more significant.
Critical Accounting Estimates
Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. GAAP requires us to make certain estimates and judgments that affect the amounts reported in our financial statements. We base our estimates on historical experience, anticipated future trends, and other assumptions we believe to be reasonable under the circumstances. Because these accounting policies require significant judgment, our actual results may differ materially from our estimates.
We believe that of our significant accounting policies, which are described in Note 1 to our consolidated financial statements included elsewhere in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition, results of operations, and cash flows.
Stock-Based Compensation
We measure compensation expense for all stock-based payment awards, including stock options and RSUs, granted to employees, directors, and other service providers, based on the estimated fair value of the awards on the date of grant. The most significant input in determining the fair value of a stock option is the estimated fair value of our common stock. The estimated fair value of our common stock is also used to measure the grant date fair value of RSUs and RSAs, including those subject to performance-based vesting conditions.
Stock Options
We estimate the fair value of stock options granted to employees, consultants, officers, and directors using the
Black-Scholes-Merton option pricing model on the date of grant. The fair value of stock options that are expected to vest is recognized as compensation expense on a straight-line basis over the requisite service period. Forfeitures are accounted for when they occur.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
The Black-Scholes-Merton model considers several variables and assumptions in estimating the fair value of stock-based awards. These variables include:
▪Fair Value of Common Stock. Because our common stock is not yet publicly traded, we must estimate the fair value of our common stock. Our board of directors considers numerous objective and subjective factors to determine the fair value of our common stock as discussed in the section titled “—
Common Stock Valuations” below.
▪Expected Volatility. Since we have no trading history of our common stock, the expected volatility of our underlying common stock is estimated by taking the weighted-average historical volatility of a group of comparable publicly traded companies over a period equal to the expected life of the options.
•Expected Term. Expected term represents the period over which we anticipate stock-based awards to be outstanding. We estimate the expected term based on the options’ vesting term and contractual terms, such that the expected life is equal to the average of the stock-based award’s weighted-average vesting period and its contractual term.
•Risk-free Rate. The expected risk-free rate assumption is based on the U.S. Treasury instruments whose term is consistent with the expected term of the stock options.
•Expected Dividend Yield. The expected dividend yield is zero, as we have never declared or paid any dividends and have no current plans to do so.
As of June 30, 2026, there was approximately $2.8 billion of total unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted-average period of 1.2 years.
Restricted Stock Units and Restricted Stock Awards
We have granted RSUs to our employees and non-employee service providers under our 2021 Plan. RSUs outstanding as of June 30, 2026 have both service-based and performance-based vesting conditions. The service-based vesting period for these awards is typically four years. Upon satisfaction of the performance condition, RSUs for which the service-based vesting condition has also been satisfied will vest immediately, and any remaining unvested RSUs will vest ratably over the remaining service period. The performance condition is generally satisfied upon the occurrence of a change in control event or the effective date of the registration statement of which this prospectus forms a part.
As of June 30, 2026, no stock-based compensation expense had been recognized for such RSUs because the performance condition was not satisfied. In connection with this offering, we will begin recording stock-based compensation expense based on the grant-date fair value of the RSUs using the accelerated attribution method.
As of June 30, 2026, there was approximately $26.6 billion of total unrecognized stock-based compensation expense related to RSUs. Of that amount, $2.9 billion relates to RSUs for which the service-based vesting condition had been satisfied or partially satisfied. Following the completion of this offering, stock-based compensation expense related to our RSUs will result in increases in our expenses in future periods, in particular the quarter in which this offering is completed, as the performance-based vesting condition applicable to a significant portion of our outstanding RSUs will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part. Upon the completion of this offering, we will
record cumulative stock-based compensation expense of approximately $           related to RSUs outstanding as
of the date of this prospectus, for which (i) the service-based vesting condition is fully or partially satisfied as of such date and (ii) the performance-based vesting condition is satisfied upon the effectiveness of the registration statement of which this prospectus forms a part.
We have granted RSAs to founders, early employees, advisors, and in connection with acquisitions. The RSAs consist of awards with a service-based vesting condition. RSAs are measured at fair value of the underlying common stock on the date of grant. We record compensation cost for these awards using the straight-line method over the requisite service period.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Common Stock Valuations
Prior to our initial public offering, given the absence of a public trading market of our Class A common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide,
Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock, including:
•contemporaneous third-party valuations of our common stock;
•the prices paid for common or redeemable convertible preferred stock sold to third-party investors by us and prices paid in secondary transactions, including any tender offers;
•the rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;
•actual and forecasted operating and financial performance;
•our stage of development;
•the industry outlook;
•the lack of marketability of our common stock;
•the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company, given prevailing market conditions;
•the history and nature of our business, industry trends, and competitive environment; and
•general economic outlook, including economic growth, inflation and unemployment, interest rate environment, and global economic trends.
Our board of directors determined the fair value of our common stock by first determining the enterprise value of our business and then allocating the value among the various classes of our securities to derive a per share value of our common stock. The enterprise value of our business was primarily estimated by reference to the closest round of equity financing to the date of the valuation.
In allocating the enterprise value of our business among the various classes of stock prior to this offering, we used a hybrid method based on a contingent claims analysis (“CCA”) and a common stock equivalent (“CSE”)
method. The CCA is based on the Black-Scholes-Merton option pricing model, which models each class of stock as a call option with a unique claim on our assets. The CSE method presumes that all shares of redeemable convertible preferred stock convert into common stock based upon their conversion terms and other differences in the rights and preferences of the shares of redeemable convertible preferred stock are ignored.
After the allocation of enterprise value to the various classes of stock, a discount for lack of marketability
(“DLOM”) is applied to arrive at a fair value of the common stock. A DLOM is meant to account for the lack of opportunity to sell a private company stock that is not traded on public exchanges. In making the final determination of common stock value, consideration is also given to the recent sales and/or expected sales of common stock.
Application of these approaches involves the use of estimates, judgment, and assumptions that are complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events.
Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.
Following this offering, it will not be necessary to determine the fair value of our common stock, as the shares of our common stock will be traded in the public market.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Fair Value of Convertible Notes, Derivative Liabilities, and SAFEs
We elected to account for our convertible notes at fair value pursuant to Accounting Standards Codification
(“ASC”) Topic 825, Financial Instruments. The convertible notes are recognized at their estimated fair value on our consolidated balance sheet, and changes in fair value are recorded in change in fair value of convertible notes, derivative liabilities, and SAFEs in our consolidated statement of operations. We elected the fair value option to eliminate the accounting complexity that would otherwise result from separately accounting for the liability and equity components of the convertible notes under the traditional bifurcation model.
In connection with the 2023 and 2024 note purchase agreements with both Amazon and Google, we recognized derivative liabilities representing obligations to issue future convertible notes pursuant to the terms of those agreements. The derivative liabilities were measured at estimated fair value, with changes in fair value recorded in change in fair value of convertible notes, derivative liabilities, and SAFEs in the consolidated statement of operations.
The estimated fair value of the convertible promissory notes is determined using a hybrid approach comprising a CCA and a CSE method. The analysis estimates the fair value of the convertible promissory notes using a scenario-based analysis that considers the probability-weighted present value of the instruments across the range of possible outcomes available to the note holders, including conversion into redeemable convertible preferred stock, Class N common stock, cash repayment at maturity, and cash settlement at a premium upon a change of control. The scenarios included consider the probability-weighted value of the instruments in the
CCA and CSE framework.
The application of this methodology involves the use of complex and subjective estimates, judgments, and assumptions, including the probability and timing of each settlement scenario such as a qualified equity financing, initial public offering, direct listing, change of control; the estimated fair value of our equity securities into which the notes may convert; the applicable conversion prices, which vary by note series and are contingent on factors such as elapsed time since issuance and contractual caps and percentage discounts; and
the ownership thresholds and rollover provisions that determine the extent to which principal balances convert into equity versus being reissued as rollover notes. In particular, the ownership cap and rollover mechanism—
whereby conversion is capped at specified ownership thresholds and any unconverted principal balance is re-
issued as a non-interest bearing rollover note that remains subject to fair value measurement—requires significant judgment in estimating what proportion of each note financing will convert versus roll over, because this determination depends on the size and structure of future equity financings that are inherently uncertain.
Changes in any or all of these estimates and assumptions, or the relationships between those assumptions, impact our valuations as of each measurement date and may have a material impact on the amounts recognized in our consolidated statement of operations.
The fair value option election described above also applied to the SAFEs that we issued during the year ended
December 31, 2023. The SAFEs were measured at estimated fair value using the same scenario-based framework, with the monetary settlement amount fixed at inception and the number of equity shares received upon conversion being variable; consistent with the convertible notes, changes in fair value were recorded in change in fair value of convertible notes, derivative liabilities, and SAFEs in the consolidated statement of operations. All SAFEs were converted into redeemable convertible preferred stock during the years ended
December 31, 2023 and 2024, and no SAFEs remained outstanding as of December 31, 2024 or 2025. No
SAFEs were outstanding at any point during the six months ended June 30, 2026. Accordingly, the primary ongoing estimation exposure under the fair value option relates to the convertible notes and rollover notes described above.
For additional information regarding our convertible notes, derivative liabilities, and SAFEs, including descriptions of the individual instruments, their key terms, conversion activity, and balances during the periods presented, see Note 9 to our consolidated financial statements included elsewhere in this prospectus.
Leases
We lease facilities and equipment, including compute and infrastructure capacity, under operating and finance leases. We determine whether an arrangement is or contains a lease at inception and evaluate the classification of our leases at lease commencement and, as necessary, upon modification. Accounting for leases requires

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
significant judgment, including determining whether an arrangement is or contains a lease, and significant estimates, including the expected lease term, the fair value of the leased property, and our incremental borrowing rate.
Given the size and duration of our lease portfolio, changes in our estimate of the fair value of the underlying leased asset, the expected lease term, or the determination of our incremental borrowing rate could result in a different lease classification or a materially different measurement of our right-of-use assets and lease liabilities.
Income Taxes
We account for income taxes using the asset and liability method, recognizing deferred tax assets and liabilities for temporary differences between the financial reporting and tax bases of assets and liabilities, as well as for net operating loss and credit carryforwards, measured at enacted tax rates applicable in the years of expected reversals. We establish valuation allowances when necessary to reduce deferred tax assets to amounts more-
likely-than-not expected to be realized, based on the weighting of positive and negative evidence.
Assessing the realizability of our deferred tax assets is an area of significant management judgment. We evaluate our deferred tax assets for recoverability based on historical taxable income, projected future taxable income, reversal patterns of existing temporary differences, and available tax planning strategies. As an AI company operating in a rapidly evolving market with significant ongoing investment in compute and infrastructure, our projections of future taxable income are inherently uncertain. Should our assessment of the recoverability of deferred tax assets change, our income tax provision would be adjusted in that period, which could materially impact our results of operations.
We account for uncertain tax positions in accordance with ASC Topic 740, Income Taxes. Tax benefits from uncertain positions are recognized when it is more likely than not that the position will be sustained on examination based on its technical merits, measured at the amount that is more likely than not to be realized upon settlement. These assessments require judgment, particularly with respect to the qualification and documentation of research and development tax credits, where supporting evidence may be subject to differing interpretations. The actual outcome of these matters may differ materially from our current estimates. We recognize interest and penalties related to unrecognized tax benefits within our provision for income taxes.
Loss Contingencies
We are involved in legal claims, proceedings, and other regulatory and administrative matters that arise in the ordinary course of business, certain of which may include speculative claims for substantial or indeterminate amounts of damages.
We routinely assess each significant matter and its potential financial exposure. We record a liability when we believe it is both probable that a loss has been incurred and the amount can be reasonably estimated, and we disclose matters for which a loss is reasonably possible and the loss or range of loss can be estimated. These assessments require significant judgment in determining both the likelihood and estimated amount of potential losses. We base our accruals on the best information available at the time, taking into account the specific facts and circumstances of each matter, the merits of our defenses, and the impact of negotiations, settlements, regulatory proceedings, rulings, and advice of legal counsel. Our estimates are subject to change as additional information becomes available and as matters develop, and we have in prior periods revised our assessments based on updated information.
Recent Accounting Pronouncements
See Note 1 to our consolidated financial statements included elsewhere in this prospectus for a description of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Business
Overview
For the first time in history, intelligence is something humans can build. The cognitive capability to reason, analyze, synthesize, decide, and create is producible at scale and accessible on demand. We believe this abundance of AI will rapidly transform every sector of the global economy in ways greater than the impact of industrialization, electricity, semiconductors, and the internet. AI that truly delivers on its potential—with the risks well managed—could significantly accelerate global growth and dramatically improve quality of life for people around the world.
Anthropic was founded in 2021 by a team of researchers responsible for many of the breakthroughs that define
AI. We are first and foremost a research lab—our mission is the responsible development and maintenance of advanced AI for the long-term benefit of humanity. This mission directs our focus and, together with our talent and culture, our frontier and safety research, our approach to compute, and our enterprise strategy, forms the core advantages that set us apart. These advantages enable us to continuously advance frontier AI and shape the standards for its safe and responsible development. Our frontier AI, Claude, is delivered to customers through our models, platform, and applications. Claude has experienced the fastest enterprise adoption of any technology in history, as demonstrated by revenue growing from $0 at commercial launch in the first quarter of
2023 to $           for the            months ended           . This rapid and growing adoption generates two self-
reinforcing dynamics—an improvement loop that advances Claude and an investment loop that helps fund our continued research in frontier AI.

Our core advantages
Mission & focus
Talent & culture
Frontier & safety research
Approach to compute
Enterprise strategy
Enterprise adoption of Claude
Virtual collaborator
Platform and applications
Diffusion of AI
Our financial model
Revenue growth
Compute efficiency
Operating efficiency
Improvement loop
Investment loop

We believe the diffusion of AI through the global economy represents one of the largest opportunities in history to improve how humans live and work, and this process is just beginning. In our view, the world has only begun to use the capabilities of today’s frontier models, and the gap between what Claude can do and how broadly it is used represents one of our largest growth opportunities, alongside continued advances at the frontier. Claude’s capabilities have evolved significantly in recent years, and we expect they will continue advancing rapidly. This will lead not only to an expanding addressable market, but also to an expanding scope of impact on the world.
We aim to ensure that impact is as positive as possible.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Our Core Advantages
Mission & Focus. All of our efforts are guided by a singular focus on our mission. This focus enables us to concentrate talent, research, and compute investment on the highest-value work for humanity and to avoid conflicting priorities. Achieving our mission means the world gains the enormous benefits of frontier AI while mitigating the most significant risks, and we believe this requires safety and capability to advance together.
Talent & Culture. Our mission and focus enable us to attract and retain world-class talent, including researchers and engineers who want their work to shape a better future. We also have a culture that promotes a low-ego, truth-seeking environment, where frontier AI capability and safety are mutually reinforcing. We believe our culture has driven our talent density as we have scaled.
Frontier & Safety Research. We believe that sustained, focused research at the frontier of intelligence is required to build the most capable and safest AI systems. Our frontier AI and safety research are deeply integrated and directly shape model design, training, and deployment, helping us produce systems that are more reliable, steerable, and well-suited for real-world deployment, particularly in demanding enterprise environments. We translate our research leadership into innovation velocity, and have consistently released better models, platform capabilities, and applications. Each version of a Claude model is used to build the next, helping to compress development timelines and produce compounding improvements in the speed at which we innovate. We refer to this recursive dynamic as “closing the loop,” and we believe it is one of the most significant structural advantages in frontier AI and can greatly accelerate the rate at which capabilities advance.
We believe that model capabilities must be advanced together with safety, alignment, and security practices. We assess the risks of each model during development and before and after release, and take the steps we believe are appropriate to balance model capabilities with safety, alignment, and security, even where doing so may moderate the rate at which we release new capabilities. We view decisions of this kind as deliberate tradeoffs that we make because they serve the Company Purpose, the long-term interests of our mission, and our customers’ demand for safe and aligned models.
Our Approach to Compute. We procure compute as a single, fungible pool from multiple strategic partners, and we dynamically direct available compute between workloads based on where the marginal unit is expected to be most productive at any given time. We believe that this approach to compute enables us to deliver superior models, serve more customers, and achieve greater productivity from our compute investment. This compute efficiency creates the foundation for us to advance the frontier of AI capabilities through research and model development, meet growing demand from customers, and provide for internal usage of Claude. We have achieved this through our research breakthroughs and our multi-chip compute architecture across AWS
Trainium, Google TPUs, NVIDIA GPUs, and AMD GPUs, enabling us to orchestrate workloads to optimize for price and performance. To support our research, model development, customer demand, and internal usage of
Claude, we continue to invest at scale. As of           , we have entered into purchase and lease agreements with an
aggregate committed spend of $          , substantially all of which is related to compute and infrastructure, and we expect these commitments will continue to increase. See the section titled “Management’s Discussion and
Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Contractual
Obligations” for more information.
Enterprise Strategy. Our enterprise strategy is built on the belief that frontier AI is most valuable in real-world settings, as deployment across enterprises is where economic impact is greatest and where the improvement loops from customer feedback are richest. Accordingly, we have organized our research priorities, our product roadmap, and our go-to-market and Applied AI teams around enterprise use cases, which range from routine knowledge work to the most complex problems. The customer feedback we gather directs our research focus and makes Claude more capable over time. This broadens where Claude can be deployed and further expands enterprise adoption, which helps ensure that the benefits of our AI reach people and organizations at scale.
Enterprise Adoption of Claude
The speed and depth of our enterprise customer adoption are powerful evidence of Claude’s position at the
frontier of AI. Our customer base as of            includes:
•           customers with $100,000 or more of revenue on a TTM basis;

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
•           customers with $1 million or more of revenue on a TTM basis; and
•           customers with $10 million or more of revenue on a TTM basis.
Claude is not a static product that serves a single use case; it is frontier AI with rapidly advancing capabilities.
We build at three layers of the stack: the models themselves, the platform for building on those models, and the applications that place Claude directly in the hands of our users. An advance at any layer compounds across all three layers, accelerating the pace at which we can deliver more capable intelligence. We believe the value of this integrated approach is reflected in the increasing number of customers that use both Claude Platform and
our first-party applications. For the            months ended           ,           % of our customers with $100,000 or
more of revenue on a TTM basis used Claude Platform and at least one of our first-party applications, up from
          % for the            months ended           .
Today, enterprises rely on Claude to reason, plan, and execute across complex workflows with a level of trustworthiness and judgment that we believe was not previously available from earlier generations of AI.
Customers realize value from Claude in three primary ways: more productive employees, faster processes, and embedded intelligence in their products. As Claude’s capabilities grow, our customers benefit and often broaden their adoption of Claude in new workflows. This expanding role reflects a broader shift in how Claude is used inside the enterprise, from a tool that responds to discrete prompts to what we call a Virtual
Collaborator: an AI system that works alongside humans to perform complex, multi-step work at professional levels.
We drive the diffusion of Claude primarily by making it accessible across multiple product surfaces. For example:
•Claude Platform, our comprehensive agentic development environment, provides customers with direct access to the primitives to build, deploy, and scale their own applications that leverage Claude’s capabilities within their own products and workflows.
•Claude Code, our coding agent, works alongside human software developers on end-to-end software development: writing, planning, editing, testing, debugging, and committing code across production-
scale codebases.
•Claude Cowork, our knowledge work agent, has computer use capability that enables it to work with professionals on end-to-end business tasks: autonomously researching, drafting, analyzing, synthesizing, and executing other knowledge work.
Much of the diffusion of Claude has been organic. We amplify this with our go-to-market and Applied AI teams, which extend our reach by meeting customers where they are through distribution partnerships that place
Claude inside customers’ existing technology stacks. For example, Claude is accessible on all three major cloud platforms—AWS, GCP, and Azure. We have a joint go-to-market approach with these CSPs through which we establish direct contractual relationships with our customers while paying a fee to each CSP. This structure allows us to foster stronger commercial alignment with these CSPs, avoid channel conflict, set pricing, and realize the financial benefits of ongoing compute efficiency improvements. Ecosystem partnerships also expand our reach, allowing customers to adopt Claude through SIs, such as Accenture, Deloitte, KPMG, and PwC, consultants, and data platforms, such as Salesforce and Snowflake. We recently launched Ode with Anthropic, an AI services company, in partnership with leading private equity firms to bring Claude’s capabilities to mid-
sized companies across sectors, building solutions on the Claude Platform and supporting customers over the long term.
Strengths of Our Financial Model
Building and scaling frontier AI is one of the most important and capital-intensive endeavors in history. Our financial model provides us with the following strengths that allow us to build and scale efficiently:
•Rapid Revenue Growth. Our enterprise strategy is designed to drive durable customer adoption by embedding Claude directly into business-critical workflows and enabling the development of products built on Claude. We believe that enterprise customers achieve a compelling return on investment from

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Claude, as agentic workflows can drive both top-line growth and efficiency. This enables us to expand
quickly with customers, as demonstrated by our Net Revenue Retention of           % as of           .
•Compute Efficiency. Our compute efficiency drives more intelligence from research and model development, and we believe this approach can support more customer and internal usage of Claude for the same amount of compute compared to other approaches. Our compute efficiency is demonstrated by revenue that grew 1,368% year over year for the three months ended June 30, 2026 compared to compute and infrastructure expenses that grew 300% during the same period.
•Operating Efficiency. Our operating efficiency, derived from our high talent density, our efficient go-
to-market, and how extensively our teams leverage Claude in their work, enables us to scale with a smaller team relative to other large enterprise technology companies. Our operating efficiency is
demonstrated by TTM revenue per employee of $           as of           , compared to $           as of           .
Our financial results reflect continued growth alongside ongoing investment in frontier AI as demonstrated below:
•Our revenue was $11.6 billion for the three months ended June 30, 2026, up from $787 million for the three months ended June 30, 2025.
•Our operating margin was 8% and operating income was $1.0 billion for the three months ended June
30, 2026, compared to an operating margin of (152)% and operating loss of $1.2 billion for the three months ended June 30, 2025.
•The combination of our revenue growth, compute efficiency, and operating efficiency has resulted in an
Adjusted Operating Margin of 19% and Adjusted Operating Income of $2.2 billion for the three months ended June 30, 2026 compared to an Adjusted Operating Margin of (129)% and Adjusted Operating
Loss of $1.0 billion for the three months ended June 30, 2025.
The demonstrated growth, scale, and efficiency of our financial model help us to continue making significant long-term investments to build frontier AI responsibly. Our business trajectory and financial profile have enabled us to access capital and secure compute from investors and partners. As of June 30, 2026, we have raised an aggregate of $141.1 billion of capital and have cash and cash equivalents of $112.4 billion and short-
term investments of $19.3 billion. Long-term investments come with risks, as we must predict compute needs multiple years into the future. However, we believe our compute efficiency positions us to amplify returns if demand is greater than our forecast and can provide financial resilience if demand is lower or arrives later than we anticipate.
Our Self-Reinforcing Loops
Our scale and growth create self-reinforcing loops that make Claude better over time and that we believe create durable competitive advantages.
•Improvement Loop. Enterprise deployments of Claude deepen our understanding of the hard problems, edge cases, and domain-specific challenges that matter most to our customers. We improve our models, platform, and applications based on feedback from customers using our offerings in production across their businesses. These improvements result in wider deployments and adoption that fuel the next cycle of improvement.
•Investment Loop. Revenue from expanding enterprise adoption helps us to fund the compute, research, and talent needed to improve Claude. Claude’s advancing capabilities expand the range of tasks and workflows customers use Claude for, broadening our addressable market and driving deeper deployment, additional revenue, and continued reinvestment in Claude.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Claude is Accelerating Our Ability to Close the Loop
Claude itself has become one of the most powerful drivers of our progress—each new version of a Claude model directly accelerates development of the next. Many aspects of the research, training, and testing of subsequent model generations now involve Claude, including running experiments, generating and processing training data, automating evaluations and safety audits, and writing and reviewing code. We refer to this recursive dynamic as “closing the loop.” A direct expression of this dynamic is our accelerating pace of producing compute multipliers. More capable models help our researchers discover these improvements faster; in turn, more powerful compute multipliers enable us to train even more capable models and deploy them more efficiently.
A clear example of our ability to close the loop is the deployment of Claude Code, our agentic coding product, across our engineering organization. As our models have advanced, we have seen significant improvement in
Claude’s capability on more challenging, open-ended engineering problems that lack a clear specification and have historically depended on experienced human judgment. Claude’s success rate on these problems reached
an average of           % in           , up            percentage points in            months, based on our internal benchmarks.
Claude Code has progressed from suggesting code to writing and running it directly and working autonomously over long time horizons on complex, multi-step engineering tasks. This has enabled our engineers to increasingly direct and review its work rather than write code line by line. As a result, the average daily volume
of code contributed to our codebase per engineer in the            months ended            was            times the average
daily volume in the            ended           .           % of the contributions to our codebase in            were written by
Claude.
The impact of Claude extends beyond research and engineering. From December 31, 2024 to           , our
headcount grew            times, while our revenue for the            months ended            was            times our revenue
for the three months ended December 31, 2024.
We believe this operating leverage has been driven by the use of Claude throughout our organization. Across our research, engineering, go-to-market, and operations teams, Claude allows each of our employees to leverage a team of agents in their daily work, enabling a comparatively small team to take on work that would traditionally require a far larger one by multiplying the impact of each person.
The expansion of our own use of Claude reflects this leverage directly. The value of our own internal Claude
usage at list prices has grown by            times from            to           , and in           , this monthly value first exceeded
our monthly personnel expense, excluding stock-based compensation. Because each version of Claude is used to

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
help build the next and because Claude makes our teams more productive across the company, we believe the compute we devote to internal usage compounds these gains, continuously accelerating our pace of development and further strengthening our leadership position.
AI is Transforming Intelligence
We believe that Powerful AI, a highly capable and impactful form of frontier AI characterized by the following key attributes, will become widely available within a few years:
•cognitive capabilities matching or exceeding those of top human experts across most professional and scientific disciplines;
•the ability to navigate all interfaces available to a human working virtually, including text, audio, video, and direct computer control;
•the ability to reason through complex tasks autonomously over extended periods—lasting hours, days, or weeks—and seek clarification and feedback when needed;
•the ability to coordinate across multiple instances and collaborate with both humans and other AI systems; and
•the ability to interface with the physical world by digitally controlling laboratory equipment, robotic systems, and other machines through digital connections.
If Powerful AI is directed at solving humanity’s hardest problems and the risks are managed responsibly, the potential is extraordinary. The possibilities include compressing decades of scientific progress into years;
accelerating drug discovery, disease detection, and the delivery of personalized therapy; providing individually tailored education and expert financial and legal advice; advancing power grids and battery design for greater efficiency and reliability; and extending to the developing world capabilities that took wealthy nations generations to build.
Scaling Laws and the Predictability of Progress
The intelligence and capabilities of AI systems have advanced dramatically. Tasks that were beyond the reach of
AI systems just a few years ago, such as complex mathematical reasoning, designing scientific experiments, and executing substantial portions of software development, are now routinely performed by AI.
These advances have followed empirical “Scaling Laws,” the finding that AI model performance improves predictably with increases in model size, training data, and compute. The foundational paper, Scaling Laws for
Neural Language Models, whose lead authors (including Dario Amodei, Jared Kaplan, Sam McCandlish, and
Tom Brown) later co-founded Anthropic, was critical in establishing these relationships and helped guide the wave of modern LLMs.
We expect AI capabilities—across language, reasoning, mathematics, coding, scientific analysis, and an expanding range of agentic tasks and knowledge work—to continue advancing for many years. As a result, we believe this will drive demand for AI that outstrips supply for the foreseeable future, limited principally by the availability of compute. We believe that the majority of this demand will be concentrated at the frontier: our experience has been that enterprises gravitate to our most capable models across a wide variety of workloads, including their highest-value work. In addition, we believe that each successive expansion of the frontier will unlock new categories of work that, in turn, will generate the majority of incremental industry demand. We expect the industry to continue increasing investment in compute, research talent, and engineering resources to advance the frontier of AI. Within this framework, research labs with proprietary training methods, strong data quality, and differentiated research talent are well-positioned to outpace what scale alone would predict.
Our Near-Term Opportunity is to Transform Cognitive Work
Frontier AI is transforming cognitive work—the application of knowledge, reasoning, and judgment to produce economic value. We believe it will make humans far more capable and expand the world’s overall capacity for that work, including accelerating scientific discovery and helping businesses grow. Knowledge workers are the
6 See the section titled “Industry, Market, and Other Data” for a description of how we calculate annual economic value attributable to knowledge workers globally.
7 IDC, The Economic Impact of AI: 2026 Edition, doc # US54452226, April 2026. Reflects the annual value created across AI solutions and services, investments in the AI infrastructure supply chain, and enhancements in enterprise productivity and efficiency unlocked by AI.
8 IDC, Worldwide Black Book: Live Edition V2 2026 Forecast, July 2026.
9 IQVIA Institute for Human Data Science, Global Medicine Use Trends 2026, February 2026.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
leading edge of this opportunity. As frontier AI advances, more capable models can unlock entirely new use cases while also efficiently serving a wide range of cognitive work at scale across the capability-cost-speed curve. We believe the work that knowledge workers perform represented more than $40 trillion in economic value globally in 2025,6 and with frontier AI’s potential to make them meaningfully more productive, our near-
term opportunity is to expand this value and accelerate economic growth. While it is still early to forecast frontier AI’s full impact across the economy, IDC estimates that investment in AI solutions and services will yield a cumulative global economic impact of $22.5 trillion by 2031.7 We believe the impact could be even greater.
History suggests that transformative technologies expand the markets they enter. For example, information technology spend grew from approximately $1.2 trillion in 2006 to $4.3 trillion in 2025, a CAGR of approximately 7%, as cloud computing spend grew from zero to $1.9 trillion over the same period and expanded information technology budgets.8 We have seen other technologies, including the personal computer, the internet, and the smartphone, grow their markets as well. The companies that built these technologies grew at a far faster rate than the economy as a whole. Global GDP grew from approximately $34 trillion in 2000 to more than $118 trillion in 2025 according to the World Bank, more than tripling. Over that same period, the ten largest publicly traded technology companies by market capitalization as of June 30, 2026 grew their aggregate revenue from $75 billion to more than $2.5 trillion, an increase of roughly 34 times, or approximately 10 times the rate of global GDP growth.
Frontier AI May Reshape Entire Sectors and Accelerate Novel Discoveries
We believe frontier AI represents a larger opportunity than any prior technology cycle, and Claude is already demonstrating this potential. Claude can now execute complex projects autonomously over hours and days, coordinating thousands of agents in parallel to carry out sophisticated planning, long-form research, and self-
correcting analysis. Claude also turns open-ended tasks into finished, high-quality deliverables—work that was beyond the reach of frontier AI only a short time ago. These capabilities position Claude to transform the largest sectors of the global economy, including software development, business and professional services, cybersecurity, financial services, and healthcare and life sciences, driving meaningful gains in productivity and output for the organizations that deploy it.
Over time, frontier AI’s capabilities may extend beyond current markets to open entirely new ones, reaching domains such as robotics, advanced manufacturing, and logistics, and accelerating progress in scientific research, including drug discovery and materials science. We are beginning to take a direct role in realizing this potential.
For example, in the life sciences sector, where annual global pharmaceutical spend is expected to exceed $2 trillion in 2026,9 Claude is used in drug discovery and development by our customers, our biotechnology partners, and our own researchers. We are also extending Claude into robotics, where our MHS enables AI agents to operate lab and manufacturing equipment such as microscopes, liquid handlers, and off-the-shelf robotic arms.
Ultimately, we believe frontier AI will help drive global economic growth. As frontier AI makes workers and organizations more productive, becomes embedded in the products and services they deliver, and unlocks new business models, it creates economic output that did not previously exist. We believe our opportunity is to capture a share not only of today’s economic activity but also of that newly created output as the global economy expands.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
The Importance of Safety and Ethical Behavior
While the potential benefits of AI are extraordinary, its rapid advancement will impact the economy and society in ways that could create significant dislocation, particularly if the technology is not developed and deployed responsibly. For example, bad actors have conducted high-profile cyberattacks using AI to discover vulnerabilities, generate malware, and evade detection tools. AI deployed at scale also has the potential to concentrate power and wealth in ways that could harm society and destabilize the geopolitical order. In addition, misaligned systems could corrupt institutional decision-making, cause large-scale harm through opaque or unsteerable behavior, and erode the trust that makes complex economic and social systems function.
We believe that frontier AI companies must invest in safety to help ensure the responsible diffusion of this technology. We also believe that safety and ethical behavior resonate particularly strongly with enterprises, where rigorous safeguards, predictable model behavior, and demonstrable accountability have become decisive criteria in selecting an AI partner for mission-critical workloads.
Our Core Advantages
We have five core advantages that define our position at the frontier: our mission and focus, our talent and culture, our frontier and safety research, our approach to compute, and our enterprise strategy.
Mission and Focus
Anthropic was founded in 2021 by a team of researchers responsible for many of the consequential breakthroughs that define frontier AI. They share a conviction that safety must be a foundational principle for building Powerful AI. We have a corporate structure consistent with that objective, incorporating as a Delaware
PBC and implementing the LTBT with an explicit mandate to advance our mission. Further, we publish safety methodologies, model evaluations, and our Responsible Scaling Policy because we believe transparency is a prerequisite for trust, and trust is a prerequisite for the responsible deployment of frontier AI at scale.
Every employee at Anthropic works towards the same mission, and that mission guides every decision—from model architectures, to product strategy, to partnership terms, and to how we direct research and compute. We do not pursue projects based on commercial opportunity or research novelty alone; our efforts must advance our mission. When difficult tradeoffs arise between commercial gain and safety or trust, we have a clear answer.
For example, in April 2026, we initially released our frontier model, Mythos, as a gated research preview through Project Glasswing, available to select organizations for cybersecurity applications, rather than making it broadly available at launch due to its advanced capabilities in cyber vulnerability discovery. We believe this clarity of mission reduces friction, accelerates decision-making, and fosters a culture where safety and capability are pursued with equal intensity.
Talent and Culture
Talent is one of our most important advantages, because technology, capital, product, and distribution all flow from superior talent. Talent density matters more than talent mass. Brilliant people are inspired and motivated when surrounded by equally brilliant colleagues, creating an environment that attracts more exceptional people. This talent can leverage Claude to maximize each individual’s impact.
We believe we have assembled the deepest concentration of AI research talent in the world, including many of the researchers who pioneered the techniques that underlie modern LLMs. Our founding team originated several foundational advances in AI, including Scaling Laws, GPT-2 and GPT-3, RLHF, and mechanistic interpretability. Our conviction that safety and capability must advance together helps us attract and retain
world-class talent, including researchers and engineers. For example, we have experienced           % regrettable
attrition of our employee base overall in the TTM period ended           .
We maintain a commitment to open internal collaboration and truth seeking, which is underpinned by our low-
ego, high-impact, and mission-aligned culture. Researchers share results openly, and colleagues critique and redirect in real time. When multiple teams pursue parallel approaches, the norm is to rigorously evaluate which approach is demonstrating stronger and more aligned results. This collaborative dynamic is difficult to replicate because it requires both the foundation of trust we have built from the earliest days of our organization and a

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
relentless commitment to preserving such trust. That trust manifests in ways that are uncommon at our scale:
teams that consistently pull in the same direction rather than at cross-purposes.
We believe our culture has driven our talent density as we have scaled.
Frontier and Safety Research
Our frontier model leadership is a direct product of our talent density. We believe our researchers have consistently pushed the boundaries of intelligence, capability, and reliability further than bigger teams or those with larger budgets. Claude is widely recognized for its performance on real-world tasks across industries, including coding, medicine, law, science, and mathematics.
Our approach to research provides key advantages to our business:
•Our Model Research and Compute Performance Are Co-designed from the Start. Architectural decisions are made with compute efficiency in mind from day one. Our model architecture and inference infrastructure are designed in a single unified process. AI researchers and inference infrastructure engineers share planning cycles, reporting lines, and performance targets. This approach enables us to develop model versions that are both more capable and more efficient compared to prior versions.
•Our Pre-training Process Is Engineered for Capital Efficiency. We focus on a clear pipeline for developing model improvements to architecture, training methodology, and data. These are tested at a smaller scale before they consume significant compute. The bar for inclusion in a frontier training run is high and strictly evidence-based: we require demonstration that a given improvement holds as models increase in size, not merely that it performs well at reduced scale. Frontier training runs are planned, scheduled capital deployments with known inputs and rigorous inclusion criteria. The result is a repeatable process for converting research investment into capability gains, while managing the risks inherent to frontier training runs.
•Our Post-training Investment Is Purpose-Built for Agentic Capabilities. Post-training has grown from a finishing step into a major research investment, reflecting the market shift from assistants to agents.
This is where our models hone their ability to write code, use tools, follow instructions, and operate software on a user’s behalf. We train against complete, realistic tasks whose complexity reflects real professional work.
•Our Safety Research Is a Commercial Benefit. As models take on agentic roles with access to critical business systems, trust and reliability are paramount. And as capabilities increase, the ability to operate safely becomes one of the key determining factors for commercial viability. Models that are well-aligned are better at following a user’s instructions—for example, they avoid taking potentially destructive actions without fully understanding user intent. They are also more robust against attacks such as prompt injection, where malicious actors attempt to hijack the model by feeding it illicit instructions. Our work in Constitutional AI and our Responsible Scaling Policy, interpretability research, safeguards, red-teaming, and embedding independent evaluators to audit our safety practices help us create safer, more reliable models, and therefore position us to meet our customers’ rigorous requirements. Safety and capability research are integrated, which enables us to deliver the trust and performance required for enterprise workflows.
Our Approach to Compute
Our approach to compute starts with training models that are designed to be more capable and run more efficiently on any given type of compute.
Our ability to build more capable models and serve them more efficiently reflects the compounding returns of an iterative cycle between our pre-training, post-training, and inference research, all of which is enabled by our fungible compute pool. Pre- and post-training research produces proprietary compute multipliers that make our models more capable. Research and inference engineering drive sustained reductions in the compute required to serve those models.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
In addition to enabling more capable and efficient models, our multi-chip compute architecture across AWS
Trainium, Google TPUs, NVIDIA GPUs, and AMD GPUs allows us to orchestrate workloads to optimize for price and performance. We have years of experience effectively training and running our models across multiple chip families, which we believe is differentiated and difficult to replicate. This foundation, paired with
Claude’s increasing understanding of chip and model architectures, allows us to onboard new chip platforms in a fraction of the time this once required.
Our compute pool is fungible by design. We have made substantial engineering investments to build the internal orchestration, scheduling, and capacity management systems that allow accelerator capacity, regardless of provider, chip architecture, or physical location, to be directed across workloads. The same infrastructure that serves customer workloads is also directed to research, model development, and internal usage of Claude. These systems manage the underlying hardware as a unified capacity pool, monitor utilization and demand across that pool, and direct compute to wherever it is expected to be most productive at any given time.
Our multi-chip compute approach provides us with substantially greater chip access than relying on one platform and enables us to opportunistically capture the price-performance benefits of each chip family and generation. Securing this access requires significant advance commitment. Given the long lead times between contracting for compute and that compute becoming available to serve workloads, we secure compute well in advance of anticipated demand. In some cases, we may also make payments in advance of the delivery of the equipment or infrastructure. We anticipate making significant investments for the foreseeable future, including in compute and infrastructure, to ensure we have the technological resources to maintain and expand our position at the frontier of AI.
Enterprise Strategy
Our enterprise strategy aligns with our mission. We build our most capable models for the problems that demand the highest intelligence. That same intelligence is also applied efficiently to everyday work—calibrating effort to the difficulty of each task and routing workloads to the models within our model family that are best suited for them. As a result, our customers around the world are adopting Claude across a broad range of work, from routine knowledge tasks to their most important problems. Today, Claude is deployed for knowledge work across major industries, including financial services, insurance, healthcare, life sciences, law, education, retail and commerce, telecommunications, professional services, technology, and cybersecurity. Beyond practical enterprise challenges, Claude is also being applied to pressing global problems in scientific research, drug discovery, education, and climate analysis.
We have built our models, platform, and applications for usefulness in production environments instead of benchmark performance. This distinction matters, as many AI systems prove difficult to implement and fail to deliver the expected value in complex enterprise environments, where governance and security concerns remain among the top barriers to adoption.
Our applications, such as Claude Code and Claude Cowork, multiply the impact of employees. Over time, our applications have become more capable and are now frequently being used to conduct long-running autonomous work alongside employees. Organizations also integrate Claude as the intelligence that powers and transforms internal business processes. In addition, our Claude Platform is used as the foundation for enterprises building AI-native products.
As enterprise customers integrate Claude into increasingly complex workflows, they surface the use cases and requirements that shape our roadmap. They also provide feedback that allows us to continuously improve our models, platform, and applications as well as develop new solutions to advance their AI adoption.
With each model and product advancement, Claude is able to address more valuable use cases, deepening its impact for existing customers while lowering the adoption threshold for new ones. When a model crosses the capability, reliability, and trust threshold required for a category of work, adoption in that category generally moves quickly from experimentation into production. Coding was the first such category: within roughly a year,
Claude progressed from suggesting individual lines of code to operating fleets of agents working autonomously across production codebases. Cybersecurity is following a similar curve, with Claude Mythos Preview and now
Mythos 5.1 helping cyberdefenders identify and patch vulnerabilities at scale. We are also seeing early evidence
10 IDC, Worldwide Developer Population Growth Forecast, 2025–2029, doc # US53789825, September 2025.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
of the same pattern in knowledge work such as scientific research, investment analysis, and insurance underwriting.
Claude as a Virtual Collaborator
We believe we have reached an inflection point where AI systems can function as genuine collaborators in professional work. They quickly complete substantive tasks that might otherwise occupy a skilled professional for several hours, a full day, or longer. AI systems are also becoming increasingly capable of performing tasks that were previously too difficult or costly to complete or surfacing original insights and analyses.
We refer to these AI systems that work alongside humans to perform complex, multi-step work at professional levels as Virtual Collaborators. Virtual Collaborators carry the access rights, system connections, and context needed to function more accurately and reliably. They can navigate and use internal tools and execute workflows that span multiple steps that require sustained reasoning. Virtual Collaborators are AI designed to be embedded where work gets done, and our aim is to continue extending them to knowledge workers globally, a population that is estimated to exceed one billion in 2028.10
Claude Code
The clearest manifestation of Virtual Collaborators today is Claude Code, our coding agent and the product we believe has most concretely defined what autonomous AI work looks like. Claude Code shifted the market’s understanding of what an AI system could do alongside a software developer: it not only suggests the next line of code, but also plans, writes, tests, and debugs—all the way to production-grade code that is ready to ship.
Within months of its release, autonomous coding became the reference point for measuring the progress of frontier AI. For enterprise AI use cases, we believe the launch of Claude Code was comparable in its impact to the introduction of the first widely adopted conversational AI assistants. What makes Claude Code a Virtual
Collaborator is its sustained reasoning, a harness that translates intent into actions, a sandboxed virtual environment that maintains a persistent state, integration with existing tools and systems, and a user-friendly interface. Its uses are highly varied and often surprising: for example, NASA engineers used Claude Code to plan, write, and execute navigation commands for the Mars Perseverance rover, resulting in the first AI-
planned drive on Mars.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Software developers are powerful advocates for Claude—they understand how systems work, have credibility evaluating technical tools, and often serve as internal champions for adopting new technologies. Winning their trust creates a foundation for broader diffusion of Virtual Collaborators across enterprise workforces. We are already seeing this pattern play out with non-technical teams increasingly adopting Claude Code and Claude
Cowork to manage their own workflows.
Claude Cowork
All digital work is ultimately an expression of code, and Claude’s mastery of it powers Virtual Collaborators capable of handling complex work far beyond software development. Claude Cowork extends the same agentic architecture of Claude Code to knowledge workers broadly by translating a user’s intent into completed work, autonomously reading files, navigating applications, and executing multi-step workflows on a user’s desktop while the underlying code is abstracted away. By extending beyond Claude Code with applications purpose-built for specific professions and industry verticals, we accelerate Claude’s diffusion into new categories of knowledge
work and deepen our presence across the enterprise. As of           , adoption of Claude Cowork, which we made
available as a research preview in January 2026, outpaced the adoption that Claude Code achieved at the equivalent point following its research preview release in February 2025.
Extending Virtual Collaborators
We believe the trajectory for Virtual Collaborators is clear and accelerating. Each generation of Claude models has expanded along multiple dimensions: the depth and rigor of their reasoning, the duration and autonomy of the work they can sustain, the complexity of tasks they can complete, and the volume of useful output they can produce. Capability evaluations and benchmarking have shown substantial improvements across Claude model versions in the duration and complexity of tasks that can be completed reliably, with more recent model versions demonstrating particularly significant advances.
We are building towards a world where Claude can be given open-ended tasks lasting hours, days, or weeks, and then execute them autonomously with the judgment and initiative of a brilliant colleague. Ultimately, millions of Virtual Collaborators can run in parallel, each working independently on unrelated problems or collaborating seamlessly to achieve a shared objective. The result is something without historical precedent:
what we refer to as a country of geniuses in a data center, available to every organization and sector of the economy.
Claude is the Partner of Choice for Enterprises
Enterprise customers across different industries rely on Claude to enhance their productivity and transform their businesses. These customers range from AI-native startups to the largest enterprises in the world.
We believe customers choose Claude for a wide variety of use cases, from routine knowledge work to their most important problems. They come to us for access to frontier AI across our platform and applications that deliver real-world outcomes. We see this conviction in customer behavior: enterprises consistently utilize our latest and most capable models as soon as they are released, gravitating to the most advanced option for their highest-
value work. Our customers see us as a long-term partner for the frontier capabilities we offer today, for the innovation they expect from us in the future, and for our ability to meet their needs across the capability-cost-
speed curve.
Beyond our models, the Claude Platform provides primitives that enable customers to accelerate time-to-value and leverage Claude’s intelligence in a variety of use cases. These primitives are the same ones we use to build our own applications. Our applications, such as Claude Code and Claude Cowork, multiply the impact of employees. Over time, our applications have become more capable and are now frequently being used to conduct long-running autonomous work alongside employees. Improvements to our models, platform, and applications accrue to the benefit of our customers and drive continued adoption.
Our commitment to our mission instills confidence in our customers to choose Claude as a trusted partner. Our investments in alignment research, interpretability, cybersecurity, and enterprise-grade controls aim to deliver the predictability and dependability that organizations need in customer-facing and regulated contexts. This trust expands the scope of work that enterprises delegate to Claude and the systems into which they integrate

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Claude. Enterprises are aligning their strategies around Claude with confidence that we are building frontier AI to serve their needs for the long term.
We deliver this intelligence through an integrated approach. Our Claude model family is the foundation, with model classes optimized for different points along the capability-cost-speed curve. On top of our models, Claude
Platform gives developers access to the primitives we use ourselves, which they can use to build their own AI solutions. We have also built first-party applications on Claude Platform for customers that prefer a ready-to-
deploy option.
Claude Platform—A Composable System for Building AI Solutions
We seek to bring Claude to every corner of the economy at whatever level of autonomy each task demands, from a single suggestion to an agent that runs unsupervised for hours. Achieving this goal requires more than a capable model. The most demanding deployments need intelligence that is reliable, connectable, and deployable within the specific data environments, regulatory constraints, and workflow patterns of each organization. The limiting factor for a use case may not just be intelligence, but connectors that do not exist, governance frameworks not yet written, and orchestration logic that must be built from scratch. Our platform seeks to close these gaps, and we believe the breadth and speed with which we have done so is a primary reason customers build on Claude.
Our platform provides our customers with direct access to the primitives to build, deploy, and scale AI-native applications. At the foundation are model capabilities that make Claude’s autonomy possible: native tool use, computer use for desktop control, memory, and extended thinking. Long context and low-latency model variants make that action sustainable: for example, an agent could hold an entire codebase, a full data room, or hours of accumulated task state in working memory and iterate fast enough that autonomy persists rather than stalls. Above these sit composition primitives such as our Agent Software Development Kit (“SDK”), Claude
Managed Agents, agent skills, multi-agent orchestration, and the Model Context Protocol (“MCP”) for universal connectivity to enterprise data and tools. Together, these assemble into complex production workflows.
These building blocks are composable and interoperable. The same primitives that power a coding agent also power a research agent, a financial analyst agent, or a compliance-review agent. While these agents have different connectors and agent skills, they have the same SDK, protocol, and orchestration framework. That composability is one of the reasons our customer base spans across industries and why customer expansion can happen seamlessly across additional use cases without significant integration work.
Applications That Meet Users Where They Are
Our portfolio of applications sits on top of our platform and is deliberately broad to meet users across a number of key dimensions:
•In their Work. Claude Code works with software developers in the terminal, while Claude Cowork extends the same agentic paradigm to knowledge workers.
•In their Domain. Claude for Financial Services, Claude for Financial Advisors, Claude for Healthcare,
Claude for Life Sciences, Claude for Legal, Claude for Education, and Claude for Government, come with domain knowledge, data connectors, skills, and compliance controls pre-loaded.
•In their Applications. Claude for Microsoft 365 and Claude in Chrome are embedded into the software that knowledge workers use every day.
A Platform Customers Build Their Businesses On
Customers of all sizes and across every major industry have adopted Claude. Fortune 500 companies, including
American International Group, Inc. and Bristol Myers Squibb, rely on Claude for mission-critical workflows.
Research institutions, such as the Garvan Institute of Medical Research, Gladstone Institutes, and the
University of California San Francisco, are applying Claude to some of the world’s hardest scientific problems.
In addition, prosumers around the world use Claude as a daily tool.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
As enterprises adopt our platform and applications, we become deeply embedded in their businesses over time.
Software developers build applications and internal tools on our platform, and they encode their workflows and institutional knowledge into Claude-powered agents. Organizations integrate Claude into essential business processes. Each additional integration deepens the relationship and increases the value customers derive from the platform. This dynamic extends beyond our direct customers. Leading companies such as Legora and
Salesforce have built AI-powered products on Claude that reach millions of end users. This reach can increase awareness of Claude, which we believe drives adoption far beyond our direct customer base. When such end users experience Claude, it can build preference and familiarity that travel with users across roles and organizations.
The result is an ecosystem where we build on our own platform and applications, our customers build on us, our partners build on us, and their end users experience Claude across surfaces, creating the kind of deep workflow integration that makes our platform and applications increasingly central to how organizations operate. We believe the revenue we generate today does not reflect the full economic value Claude creates for our customers—not just for the organizations that build on us, but for the people whose work, learning, and creativity are expanded by the intelligence and skills they gain through Claude. We believe that there is substantial opportunity ahead as Claude’s capabilities, adoption, and integration into critical workflows continue to grow.
Diffusion: Intelligence Available Everywhere
Our distribution strategy is built around one objective: getting Claude’s intelligence in the hands of every enterprise, team, and individual that can benefit from it. A core driver of Claude’s diffusion is its intelligence—
as Claude’s capabilities advance, value to customers expands, and that value drives greater adoption. Our role is also to ensure that intelligence is accessible, and we do that in the following ways: through our composable platform and applications that meet customers where they are, through our go-to-market and Applied AI teams directly, and through partnerships that extend our reach at scale.
Intelligence-Led Growth. Our platform and applications are the primary mechanism through which Claude’s intelligence reaches users. As users begin building, brainstorming, and problem-solving with Claude, they quickly come to rely on it as a trusted partner in their work. As Claude takes on more of their work, people experience firsthand what frontier AI makes possible and expand their usage significantly. This pattern repeats across organizations: prosumers become internal champions, teams expand their use of Claude, and what begins as a single workflow grows into something that impacts how an entire organization operates.
Direct Teams. This organic adoption is complemented and enhanced through our direct go-to-market teams who help scale Claude to organizations with complex workflows and business processes. By the time our direct teams engage a customer, Claude is often already in use. Our go-to-market teams use this organic momentum to build executive sponsorship and drive enterprise-wide adoption.
Applied AI Teams. Our Applied AI teams embed more deeply with select customers, building solutions that make it easier for organizations to benefit from Claude’s intelligence. They work with enterprises to design and deploy custom solutions, specialized workflows, and domain-specific implementations tailored to the customer’s own requirements. This work not only drives deeper adoption within individual customers but also generates the feedback and use cases that shape our platform and product roadmap. Our direct and Applied AI teams work together as a hybrid sales and engineering function, organized by geography and then by industry so that they bring domain expertise to each customer.
Partnerships. We complement our direct efforts through distribution partnerships that place Claude inside customers’ existing technology stacks.
•Cloud Partnerships. Our cloud partnerships, and the way we structure them, provide three distinct advantages. First, Amazon, Google, and Microsoft each host Claude natively on their respective cloud platforms, AWS, GCP, and Azure, allowing enterprises to deploy Claude within the infrastructure, security perimeters, and commitment structures they already operate. Second, these CSPs extend our reach through their large combined field teams that are empowered to sell our platform and applications, accelerating market penetration at a scale we believe would be difficult for any single organization to directly replicate. Third, we have a joint go-to-market approach with these CSPs

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
through which we establish direct contractual relationships with our customers while paying a fee to each CSP. This structure allows us to foster stronger commercial alignment with these CSPs, avoid channel conflict, set pricing, and realize the financial benefits of ongoing compute efficiency improvements.
•Ecosystem Partnerships. Major global SIs have built dedicated Claude practices with teams trained to deploy our platform and applications. Go-to-market alliances with leading data platforms embed
Claude into data infrastructure that enterprises already operate, facilitating adoption of Claude within existing workflows and making it easier for enterprises to realize value from Claude. To accelerate the growth and capability of this ecosystem, in March 2026, we launched the Claude Partner Network, committing an initial $100 million in 2026 to fund partner training, technical certification, and joint market development with the firms that bring Claude into enterprise environments. This network
comprises            consultants across            organizations who have received certifications through our
Claude Certification Program. Certifications represent role-specific capabilities validated through proctored examinations designed to give enterprises confidence in the partner they are selecting. In
October 2026, we launched the Claude Frontier Academy, backed by a $100 million commitment, to address a key constraint on enterprise AI adoption: the shortage of engineers who can take AI from an initial use case into production. Drawing on our own experience deploying Claude inside large enterprises, the Academy trains our customers’ and partners’ engineers to the same standard as our own engineers, with each participant leading a Claude deployment at their own organization. We aim to train 10,000 engineers through the Academy by the end of 2027, beginning with cohorts from leading consulting firms and enterprises.
•Ode with Anthropic. We recently launched an AI services company in partnership with leading private equity firms to bring Claude’s capabilities to mid-sized companies across sectors, building solutions on the Claude Platform and supporting customers over the long term. Ode with Anthropic will partner closely with our Applied AI and go-to-market teams.
Our broad and diverse distribution strategy seeks to maximize customers’ access to our platform and applications regardless of where they work. From there, adoption can scale frictionlessly, and through our
Applied AI teams and partnerships, we help enterprises realize more value as their adoption grows.
Unprecedented Financial Model to Support Long-Term Investments
We believe the diffusion of AI through the global economy represents one of the largest opportunities in history
to improve how humans live and work, and it is just beginning. As of           , our customers with $100,000 or
more of revenue on a TTM basis included           % of the Fortune 500 and            % of the Global 2000. Within
the Fortune 500, these customers included            of the 10 largest software and IT services companies,            of
the 10             largest internet companies,            of the 10 largest pharmaceutical companies,            of the 10
largest banks,            of the 10 largest semiconductor companies, and            of the 10 largest healthcare
companies. We believe enterprises are still in early phases of deployment, and we believe most knowledge workers have yet to fully experience what frontier AI can help them accomplish. We believe many industries have barely begun to explore the transformative potential of AI-native workflows. Furthermore, each successive version of a Claude model is designed to unlock new use cases, new customer types, and entirely new categories of economic value and expand our addressable market.
We will continue to invest in the responsible development and maintenance of advanced AI for the long-term benefit of humanity. Our financial model provides us with competitive advantages to make these investments and advance the frontier.
Significant Revenue Growth
Rapid Customer Adoption and Revenue Growth
Our enterprise strategy is designed to drive durable customer adoption by embedding Claude directly into business-critical workflows and enabling the development of products built on Claude. Over the past years, we have seen rapid customer adoption across companies of every size and industry around the world.
11 Run-Rate Revenue is an operating metric, is not a substitute for revenue prepared in accordance with GAAP, and is not a forecast of future revenue. Because consumption-based revenue represents the substantial majority of our revenue and may fluctuate from period to period, and because our Run-Rate Revenue growth rate is expected to decline over time, our Run-Rate Revenue as of any measurement date may not be indicative of our revenue for future periods. Our Run-Rate Revenue as of any measurement date has included, and we expect will continue to include, amounts from customers that we subsequently determine are using our models, platform, and applications in violation of our usage policy or commercial terms, and whose revenue would not be expected to recur following restriction or termination of their access. See the section titled “Risk Factors—
Certain of our operating metrics are subject to assumptions and limitations. As a result, these metrics may not provide an accurate indication of our actual performance or future results” for additional information.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
From            to           , we have grown customers with $100,000 or more of revenue on a TTM basis from
to           . Additionally, our Run-Rate Revenue was $           as of           .11
Significant Customer Expansion
Our customers’ journey using Claude often begins with a single use case before expanding across departments, applications, and workflows. As our models become more capable, customers often deepen our partnerships—
they find more ways to embed Claude into their workflows, increasing the scope of what Claude can accomplish within their enterprises. This pattern of initial deployment, demonstrated value, and rapid expansion has been
replicated across organizations and is reflected in our Net Revenue Retention of           % as of           .
We see this expansion as customers adopt agentic products like Claude Code. For example, in the three months ended September 30, 2026, Claude Enterprise users who did not use Claude Code spent less than $75 per month on average, while the top 5% of Claude Enterprise users who used Claude Code spent approximately 20 times that amount.
Diffusion also accelerates as our models get more capable and more efficient allowing us to pass on a portion of our compute efficiency gains by lowering costs for customers. With the release of Claude Fable 5.1 in September
2026, we reduced the cost for typical workloads versus earlier Fable 5 by approximately 25%, with savings up to
45% for complex coding and highly agentic tasks. With the release of Opus 5.5 in September 2026, we reduced customer costs compared to earlier Opus 5 by approximately 40%. We have been able to make these improvements while preserving our margins due to our compute efficiency. We have historically seen customers expand their usage in response to higher capability and lower cost per task. For example, when we reduced customer costs on Claude Opus 4.5 relative to Opus 4.1 by approximately 67% in November 2025, our quarter-over-quarter revenue growth accelerated from 48% for the three months ended December 31, 2025 to
132% for the three months ended March 31, 2025.
Compute Efficiency
Premium Value to Enterprise Customers. Claude’s position at the frontier of intelligence enables us to capture value commensurate with the impact, quality, and reliability of our outputs. Enterprise customers embed
Claude in business-critical workflows, driving stronger retention and higher monetization than consumer AI.
We believe our premium intelligence and focus on high-value customer workloads allow us to generate greater return on our compute investment.
Approach to Compute. We believe that our approach to compute drives more intelligence from research and model development, and that we can support more customer and internal usage of Claude from a given amount of compute investment, compared to other approaches in the industry. This advantage is further reinforced by our single-fleet fungibility through multiple strategic partners, which gives us a diversified compute base, resilience against supply constraints, and the ability to optimize for efficiency in ways that less flexible architectures cannot match.
Closing the Loop. The practical value of “closing the loop” is enormous for compute efficiency: Claude has helped write and iterate on compute multipliers that are central to efficient inference and has accelerated development and model release timelines.
Operating Efficiency
High Talent Density. As of           , with            employees, our TTM revenue per employee was $          —a
reflection of what we believe is the deepest concentration of AI research talent in the world. We cultivate a low-

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
ego, high-impact, and mission-aligned culture that minimizes friction, which we believe results in an organization that produces output disproportionate to its headcount.
Efficient Go-to-Market. We do not rely exclusively on a traditional enterprise sales force. Our intelligence-led growth and broad distribution partnerships enable us to rapidly grow customer adoption and revenue without being limited by the rate at which we can grow our sales and marketing personnel, resulting in greater sales efficiency compared to typical enterprise technology companies.
Internal Usage of Claude. Our operating efficiency reflects the structural advantages of an organization that is
one of the most intensive users of its own technology. For example,           % of the contributions to our codebase
in            were written by Claude. Additionally, the average daily volume of code contributed to our codebase per
engineer in the            months ended            was            times the average daily volume in the            ended           .
Claude is embedded in workflows across all teams, providing a substantial increase in the overall productivity of our organization, with each new model version accelerating this effect.
Long-Term Investment Philosophy
Building frontier AI requires large-scale investments, and our financial model demonstrates that we can make those investments while generating increasingly attractive returns. This is evidenced when comparing the three months ended June 30, 2026 to the three months ended June 30, 2025:
•Revenue increased 1,368%;
•Compute and infrastructure expense increased 300%;
•Other operating expenses increased 741%;
•Operating margin increased from (152)% to 8%; and
•Adjusted Operating Margin increased from (129)% to 19%.
This combination of unprecedented revenue growth, compute efficiency, and operating efficiency driving this model gives us the confidence to keep investing at scale, both near-term and long-term.
To support our research, model development, customer demand, and internal usage of Claude, we continue to
invest at scale. As of           , we have entered into purchase and lease agreements with an aggregate committed
spend of $          , substantially all of which is related to compute and infrastructure, and we expect these commitments will continue to increase. See the section titled “Management’s Discussion and Analysis of
Financial Condition and Results of Operations—Liquidity and Capital Resources—Contractual Obligations” for
more information.
As we invest heavily towards the incredible opportunity ahead, our core advantages enable us to generate more from every dollar we invest in scaling our business. The momentum in our financial trajectory increases our conviction to continue investing to build and scale Powerful AI that is safe, beneficial, and understandable, and positions us well for long-term growth.
Our Growth Strategy
Our growth strategy reflects our conviction that sustained leadership in frontier AI requires continuous investment in our people and culture, compute and infrastructure, Claude’s intelligence, capability, and safety, the breadth of Claude’s availability, customer adoption and expansion, entering new markets, and strategic transactions and partnerships that accelerate our mission.
•Invest in our Talent and Culture. Talent is one of our most important advantages, and maintaining our talent density requires retaining exceptional people and recruiting world-class talent, including researchers and engineers, who share our mission. At the same time, we leverage Claude itself to grow our business without growing headcount linearly, resulting in extraordinary contributions per employee. We intend to continue investing in our low-ego, high-impact, and mission-
aligned culture that has driven our talent density as we have scaled.
12 IQVIA Institute for Human Data Science, Global Medicine Use Trends 2026, February 2026.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
•Invest in Compute. Compute is the critical input that enables both our frontier research and our ability to serve growing customer demand. Today, we partner with major hyperscalers and leading chip providers, giving us diversified access to compute and the flexibility to adopt new hardware as it becomes available. We intend to secure further compute beyond our existing commitments, expand our own data center footprint to secure additional long-term compute, and improve the cost profile of our compute investments. We intend to continue improving compute efficiency by expanding our ability to orchestrate workloads across our multi-chip compute architecture and by investing in research that produces further algorithmic advances, compounding the efficiency gains we have already achieved.
•Advance Claude’s Intelligence, Capability, and Safety. Maintaining our leadership in frontier
AI requires sustained investment in the research breakthroughs that drive each successive generation of Claude models. We plan to continue advancing Claude’s core intelligence and safety in tandem, expanding the frontier of what AI systems can reliably do—from extending the complexity and duration of autonomous work, to pioneering new ways AI can be applied across professional domains, such as software development, financial services, insurance, healthcare, life sciences, legal, education, retail and commerce, telecommunications, professional services, technology, and cybersecurity. As Claude’s capabilities advance, we believe it will address entirely new categories of use, resulting in deeper adoption and greater demand for our platform.
•Make Claude Available Everywhere. We plan to continue our efforts to make Claude’s intelligence accessible across every surface where work happens. Today, customers access Claude through our own platform and applications, including Claude Code, Claude Cowork, Claude.ai, Claude
Security, Claude Design, and Claude Science; through cloud marketplace integrations with AWS, GCP, and Azure; and through embedding in enterprise applications. We plan to expand these channels and reach new customers where they already work. As Claude appears across more of the surfaces where work happens, we expect our brand to strengthen, driving further adoption.
•Drive Adoption Across Existing and New Customers. We intend to grow our direct go-to-
market and Applied AI teams to deepen enterprise relationships, build custom agentic solutions for complex deployments, and help customers expand Claude across their operations. We are focused on building a global brand that is synonymous with frontier AI that enterprises and prosumers trust to be reliable, secure, and steerable. We intend to deepen our cloud distribution partnerships and expand the enablement of partner field teams to sell, deploy, and integrate Claude. We also plan to continue investing in our prosumer channel, where individual users often become internal advocates who pull
Claude into their organizations. We are growing our ability to serve international customers through the expansion of regional offices and partnerships, and we expect international expansion to be a meaningful driver of growth as global demand for AI accelerates.
•Extend the Frontier into New Markets. As frontier AI continues to advance, we see potential for it to accelerate novel discoveries and open entirely new markets, reaching domains from healthcare and life sciences to robotics and the physical world. For example, in the life sciences sector, where annual global pharmaceutical spend is expected to exceed $2 trillion in 2026, Claude is used in drug discovery and development by our customers, our biotechnology partners, and our own researchers.12
We are building AI agents that support scientists at each stage of that process. To build the best tools for the industry, we have invested in deep life sciences expertise of our own, hiring industry experts, building a wet lab, acquiring Coefficient Bio, and partnering with industry leaders. Beyond knowledge work, we believe frontier AI has the power to transform physical work. Advances in Claude’s general capabilities, together with our MHS, now allow it to operate lab and manufacturing equipment such as microscopes, liquid handlers, and off-the-shelf robotic arms. We believe that compounding model capabilities will continue to unlock transformative opportunities across many other sectors of the global economy.
•Pursue Strategic Transactions and Partnerships. We intend to selectively pursue acquisitions, investments, and strategic partnerships, including ecosystem partnerships with SIs, consultants, and data platforms, that accelerate our mission, expand our reach, and strengthen our competitive

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
position. In a talent-constrained industry, acquisitions can be an efficient path to adding exceptional technical talent that can immediately contribute to advancing Claude’s capabilities. We may also pursue transactions that strengthen our infrastructure position or deepen our capabilities in strategically important domains. For example, in April 2026, we completed the acquisition of
Coefficient Bio, Inc., a computational biology company, to accelerate our research in the life sciences.
We may also pursue partnerships, such as our recently launched AI services company, Ode with
Anthropic, in which we have partnered with leading private equity firms to bring Claude’s capabilities to mid-sized companies across sectors, building solutions on the Claude Platform and supporting customers over the long term. Ecosystem partnerships also expand our reach, allowing customers to adopt Claude through SIs, consultants, and data platforms.
Our Models, Platform, and Applications
We are building at every layer of frontier AI. Our Claude model family provides the underlying intelligence. Our
Claude Platform makes that intelligence available as a set of composable primitives that developers and enterprises can assemble into their own solutions. Our applications draw on those same primitives, packaged into products customers can deploy directly. Because we build these layers cohesively, improvements at any layer compound across the stack and benefit our customers. We believe this integrated approach has made us a partner of choice for customers transforming their business through AI. Customers can adopt, govern, and scale our technology immediately, and each new primitive and application we release expands the range of workflows they can run on Claude.
Our platform unifies frontier intelligence with the harnesses, connectors, governance, and orchestration required to put that intelligence into production. As customers build on our primitives, Claude becomes woven into their data, workflows, and institutional knowledge, and the relationship deepens with each integration. We open our platform to all builders because we believe enabling a wide range of companies to build on Claude generates more innovation and value than we could create on our own.
We build first-party applications to demonstrate where frontier models are heading and to deliver fully integrated solutions where we have a distinct viewpoint on the workflow. Applications like Claude Code and
Claude Cowork serve as reference architectures for the future of agentic work, putting our latest capabilities directly into the hands of users while accelerating the market’s understanding of what is possible. Because our research and product teams work side by side, new model capabilities inform our products, and how customers use those products informs how we train our models. This allows us to build products for where we believe model capabilities are going, not just where they are today. For example, we designed Claude Code around the agentic coding capabilities we expected our models to achieve, which positioned it to scale rapidly as those capabilities arrived, and we have taken a similar approach with Claude Cowork.
We also design our products to close the gap between what Claude can do and how fully customers use it, which we believe is important to helping customers realize the value of frontier intelligence. Rather than requiring customers to learn how the underlying models work, we build products that allow them to interact with Claude as they would with a colleague, simply and naturally, so they can adopt new capabilities as they become available. We believe that as we extend the frontier and broaden our application surfaces, customers realize value faster, embed Claude more deeply into their operations, and increasingly rely on us as a primary provider for their AI transformation.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83

Value delivered to customers

More productive employees

Claude

Chat	Collaborate with Claude
Code	Build software with Claude
Cowork	Delegate tasks to Claude
Tag	Works alongside teams

SPECIALIZED PRODUCTS

- Security
- Design

Faster processes

Do-it-yourself
with our developer building blocks

Work with us
by building custom agents together

EXAMPLES

- Accelerate drug discovery
- Know your customer
- Streamline contract review

Embedded intelligence

Create Claude-fueled experiences

EXAMPLES

- Legal casework agent
- Financial analysis agent
- Recruiting agent

Platform

Platform features

- Extended thinking
- Adaptive thinking
- Effort controls
- Tool use
- Long context
- Structured outputs
- Code execution
- Web search
- Files API

Context management

- Model Context Protocol
- Model Hardware Standard
- Agent skills

Infrastructure

- Prompt caching
- Batch processing
- Fast mode

Harnesses

- Agent SDK
- Claude Managed Agents

Models

Claude Mythos
Frontier intelligence

Claude Opus
Powerful intelligence

Claude Sonnet
General-purpose intelligence

Claude Haiku
Cost-effective intelligence

The Claude Model Family
The Claude model family is currently composed of four model classes: Mythos (including Fable), Opus, Sonnet, and Haiku. Our model classes can be used individually for certain tasks or in combination with one another.
They offer broad flexibility to choose the ideal performance, cost, and speed for each use case. All models support text, code, and multimodal inputs.
•Mythos (including Fable). Our most capable model class, delivering frontier performance across all domains and solving problems AI has not reliably handled before, especially in coding and long-
running agentic tasks. Given its advanced capabilities in sensitive areas like software vulnerability discovery and biology, we deploy this underlying model in two distinct configurations. Fable is generally available and runs with our production safeguards, which route a small share of requests on sensitive topics to a less capable Claude model rather than declining them outright. Mythos runs with safeguards calibrated for vetted organizations doing cybersecurity and life-sciences work, and is available only through our trusted-access programs, including Project Glasswing. We first made the class available in April 2026 as Claude Mythos Preview through Project Glasswing, more broadly released Mythos 5 and Fable 5 in June 2026, and released Mythos 5.1 and Fable 5.1 in September
2026.
•Opus. Our powerful workhorse model class for reasoning-intensive tasks. Our most recent Opus release, Claude Opus 5.5, is designed to serve as the enterprise daily driver, powering agents that run projects end to end and advancing capabilities across agentic coding, computer use, and knowledge work. Opus models consistently rank among leading models on key industry benchmarks.
•Sonnet. Our versatile model class for everyday tasks, providing a balance of performance, cost, and speed for the widest set of general purpose use cases, including high-volume sub-agents in multi-agent orchestration setups.
•Haiku. Our lowest cost and fastest model class. Haiku models are designed for high-volume workloads like customer service agents and large-scale document processing.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
The Claude Platform
Customers choose Claude for more than the models. The Claude Platform lets developers and businesses build, manage, and deploy agentic AI applications on infrastructure with high reliability, security, and availability.
Platform Features
Platform features enable developers to customize their usage of Claude, including:
•Extended Thinking. Claude can perform additional internal reasoning before producing a final response, working through complex, multi-step problems to improve response quality on tasks like analysis, math, and coding.
•Adaptive Thinking. Claude automatically calibrates whether a given request calls for extended reasoning and how much reasoning to apply—so developers get the benefits of extended reasoning without configuring reasoning levels request by request.
•Effort Controls. Developers can specify an effort level on each request to guide how much reasoning
Claude applies, allowing them to balance response quality against cost and latency.
•Tool Use. Claude can natively call external functions and APIs throughout a conversation, with support for parallel execution and interleaved thinking between tool calls. The search tool loads only the tools required for a given task on demand, which can reduce token overhead compared to loading full tool libraries upfront.
•Long Context. Claude supports large context windows and sustains strong performance as inputs grow, so developers can pass entire codebases, large document sets, or long agent histories in a single request.
•Structured Outputs. Developers can constrain Claude’s responses to a specified schema, such as valid
JSON (JavaScript Object Notation), so results integrate reliably with downstream systems and application code with less additional parsing or validation.
•Code Execution. A sandboxed execution environment where Claude can write, run, and iterate on code within an agent loop, which is foundational for data analysis and automation workflows. This environment lets Claude call tools and process large volumes of data more efficiently and run the scripts packaged in Agent Skills.
•Web Search. A native tool giving Claude access to real-time web information, enabling grounded, citation-aware responses in production applications.
•Files API. Allows developers to upload documents once and reference them across multiple sessions, simplifying workflows that depend on persistent documents.
Context Management
Developers can connect context to Claude for their agents and applications using context primitives.
•Model Context Protocol. MCP is an open standard we introduced in November 2024 and donated to the Linux Foundation’s Agentic AI Foundation in December 2025. MCP defines a universal interface through which Claude, as well as other AI tools, can connect to enterprise data sources, tools, and workflows. Claude Platform’s native MCP connector handles connection management, tool discovery, and error handling automatically.
•Agent Skills. A modular framework that lets organizations encode repeatable tasks, workflows, and domain expertise into reusable packages, or skills, that Claude loads on demand. We provide pre-built skills for common formats like Word, Excel, PowerPoint, and PDF, while custom skills can capture anything from engineering standards and regulatory processes to proprietary toolchains. These skills turn institutional knowledge into agent capabilities.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
•Model Hardware Standard. Currently in research preview, MHS enables AI agents to find, understand, and safely operate lab and manufacturing equipment such as microscopes, liquid handlers, and off-the-shelf robotic arms. MHS is model-agnostic and lets any agent harness reach devices with a programmable interface through standard protocols such as MCP.
Infrastructure
The Claude Platform offers high reliability and availability for enterprise-grade agentic workloads. Customers building on Claude need the model served dependably wherever they operate, they need it to run efficiently at scale and speed, and they need the tooling that allows a model to work on its own. We operate that infrastructure so our customers do not have to build and maintain it themselves.
•Availability. The Claude Platform is available directly from Anthropic and through the major cloud providers, including AWS, GCP, and Azure. Feature availability varies by deployment.
•Cost, Speed, and Scale. Developers can tune how Claude runs to fit the performance and economics of each workload:
◦Prompt Caching. Large, reused prompt components can be cached for up to one hour, reducing cost by up to approximately 97% and latency by approximately 60% for long prompts, compared with processing the same requests without caching.
◦Batch Processing. Enables high-volume asynchronous processing at reduced cost.
◦Fast Mode. Delivers lower-latency responses for latency-sensitive and interactive applications where speed is critical.
Harnesses
A model alone is not an agent. Running one reliably in production is challenging, because agents must survive crashes and interruptions, act on systems with scoped and auditable credentials, and scale across variable workloads. Autonomous operation requires a harness, which provides the secure environment, credentials, memory, and orchestration loop a model needs to plan, call tools, verify its work, and complete a task safely on its own. Building and operating that infrastructure is specialized, continuous work that, until recently, each customer had to take on themselves. We offer two ways to run a harness on the Claude Platform:
•Agent SDK. This solution makes the same production-grade harness that powers Claude Code available to all developers, to run on their own compute. It provides built-in context management, session handling, multi-agent coordination, and prompt optimization, so customers can build and run sophisticated agents on their own infrastructure in a fraction of the time otherwise required.
•Claude Managed Agents. An out-of-the-box solution in which we operate the harness on our customers’ behalf, on Anthropic-managed compute. We host the sandboxes, store the credentials, maintain the memory, and run the agent loop; customers define their agent’s tasks, tools, and guardrails. When a new model becomes available, customers do not need to rebuild their agent loop.
Direct Applications and Integrations
Our platform primitives and models are the foundation for all of our products and support a wide range of use cases, from coding agents to specialized products in life sciences, finance, security, and more. Paired with our deep understanding of current and future capabilities of our models, this foundation allows us to rapidly deliver products that unlock value across many user types and workflows.
•Claude Code. A coding agent, available as a terminal tool, desktop app, web interface, and mobile app, with native integrations for GitHub and popular IDEs (Integrated Development Environments).
Claude Code handles multi-step software development tasks—planning, writing, editing, testing, debugging, and committing code—across large codebases with sustained context and supports parallel agent sessions, so a single developer can keep multiple tasks moving in parallel.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
•Claude Cowork. A knowledge work agent on desktop, web, and mobile, built on Claude Code’s agentic architecture. Users describe a task in plain language and Claude breaks it into steps and completes them across local files, connected apps, Chrome, and the desktop itself, clicking and typing through native applications when no integration exists. It returns finished documents, spreadsheets, presentations, and organized folders, with no terminal or code required. An open-source plugin system lets users install or build packages bundling skills, data connectors, and workflows.
•Claude.ai. Our flagship conversational product, available on desktop, web, and mobile. Claude.ai is the broadest entry point to Claude, available to enterprises, teams, and individuals, offering access across our Claude model family with support for file uploads, projects for persistent context across conversations, memory, web search, and artifacts for real-time code and document rendering.
Claude.ai delivers top-of-funnel demand generation for enterprise adoption. As of September 2026,
Claude Cowork is integrated within Claude.ai, such that any request is automatically handled using the appropriate tools, drawing on Claude Cowork’s capabilities.
•Claude Security. A defensive cybersecurity product, available in public beta to Claude Enterprise customers, that puts frontier vulnerability detection and patching into the hands of security teams.
Claude Security reasons about code the way a security researcher does, tracing data flows and examining how components interact across a codebase to uncover complex, context-dependent vulnerabilities that pattern-based scanners can miss. Each finding is surfaced with a confidence rating, severity assessment, and reproduction steps. Users can move directly into Claude Code to review and apply the proposed patch, compressing the time from scan to fix.
•Claude Tag. A collaborative agent that works alongside teams in productivity tools like Slack where users tag Claude into any channel or thread and delegate work in plain language. With the context of the surrounding conversation, enterprise software tools, shared documents, and channel-scoped memory, Claude returns answers, drafts, analyses, and pull requests directly in-thread, operating as an ambient teammate that knows when to proactively join the conversation. Claude Tag brings Claude into the multiplayer workflows where teams already coordinate, extending adoption from individuals to entire organizations.
•Claude Design. Enables users to create polished designs, prototypes, presentations, and other visual work through natural language conversation and direct editing. Claude Design extends our platform into visual and creative work, broadening the range of professional tasks for which designers, marketers, founders, and go-to-market professionals can utilize Claude.
•Claude Science. An AI workbench for scientific research that brings literature analysis, data processing, and manuscript preparation into a single desktop environment. Researchers describe an analysis in plain language, and Claude Science queries more than 60 scientific databases to complete it end-to-
end. Claude Science executes computationally intensive workloads on a lab’s own machines, institutional computing clusters, or on-demand cloud resources, without requiring researchers to manage the underlying infrastructure. It returns publication-ready figures and manuscripts—with natively rendered scientific outputs, fully reproducible code, agent-powered verification, and traceable results. Claude Science extends Claude into scientific research, putting frontier capabilities directly in the hands of researchers working on some of the world’s hardest problems.
Customers can access each of these products through our Claude Enterprise offering. Claude Enterprise provides security and compliance controls, including SAML (Security Assertion Markup Language)-based single sign-on with SCIM (System for Cross-domain Identity Management) provisioning, role-based access controls, audit logging, a Compliance API, and configurations designed to support Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) compliance for healthcare and regulated-data workloads—alongside a centralized administrative console for IT oversight, cost visibility, and controls.
Customers in regulated industries use our most capable models for sensitive work. These customers must keep their data private, and we must be able to detect misuse. In September 2026, we announced Enterprise Frontier
Safeguards, which is designed to address both needs. The activity data we use for automated safety monitoring is stored in the customer’s own cloud account, under the customer’s encryption keys and access controls. Our automated systems review recent activity for signs of serious misuse, and they send alerts of such misuse

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
directly to the customer’s security team. No review by Anthropic employees is required. We developed
Enterprise Frontier Safeguards with more than 100 customers in industries including financial services, healthcare, and the public sector. We are rolling out this feature in phases and, until the completion of the rollout, eligible customers receive zero data retention on Fable 5 and Fable 5.1, meaning we do not keep their inputs or outputs after we process a request.
Vertical Solutions
Beyond our horizontal platform and applications, we are building vertical solutions in industries where domain specificity and regulatory requirements make general-purpose tools insufficient. Our vertical solutions arrive purpose-built and are embedded with domain knowledge, controls designed to support industry-specific compliance requirements, and pre-configured data integrations that reduce time-to-value. Our vertical solutions are delivered through a range of channels, including our Claude Enterprise and Team plans, domain-
specific connectors and plugins available on our individual subscription plans, Claude Platform, and, in the case of Claude for Education, institution-wide agreements. To date, we have launched seven vertical solutions:
•Claude for Financial Services. Provides finance professionals with pre-built, customizable AI agents for common finance workflows, such as drafting pitch books, reviewing earnings, running know-your-
customer screenings, and conducting financial analysis. Claude for Financial Services plugs directly into the data sources those firms already use (e.g., market data, data warehouses) and runs inside the tools financial professionals utilize—such as Excel, PowerPoint, Word, Outlook, and Claude’s own apps.
•Claude for Financial Advisors. Provides financial advisors and wealth management firms with pre-
built, customizable workflows for common advisory workflows, such as preparing for client meetings, drafting follow-ups, reviewing portfolio rebalances, and preparing estate and tax briefs. Claude for
Financial Advisors plugs directly into the systems advisors already use (e.g., custodial platforms, portfolio management and financial planning tools, and customer relationship management software), with advisor review built into each workflow to help firms meet their compliance requirements.
•Claude for Healthcare. Gives providers, payers, and health technology companies frontier models with domain intelligence across clinical reasoning, medical coding, and long-horizon agentic operations and tools designed to support HIPAA compliance for medical and operational workflows. Claude for
Healthcare also connects to industry systems including the Centers for Medicare & Medicaid Services
Coverage Database, ICD-10, and National Provider Identifier (NPI) Registry, with agent skills for Fast
Healthcare Interoperability Resources (FHIR) development and prior authorization reviews.
•Claude for Life Sciences. Provides computational biologists, bioinformaticians, clinical trial managers, and regulatory affairs specialists with domain intelligence built into frontier models across organic chemistry, structural biology, lab protocols, and bioinformatics pipelines. Claude for Life Sciences supports work across the development chain, from early discovery and preclinical research through clinical trial operations and regulatory submissions. Claude plugs directly into the tools and databases researchers already use, such as electronic lab notebooks, data repositories, and scientific literature.
•Claude for Legal. Provides legal professionals, in-house counsel, law firm attorneys, and legal operations teams with pre-built AI agents for common legal workflows. Claude for Legal plugs directly into the systems and tools legal professionals already rely on. Through MCP connectors, Claude for
Legal connects to e-discovery and legal data intelligence platforms like Relativity, AI contracting platforms like Ironclad, legal research databases, deal rooms, and matter management systems. Each agent and workflow is configurable to a team’s own precedents, processes, escalation chains, risk calibration, and house style—with controls designed to support attorney-client privilege, ethical walls, and confidentiality obligations.
•Claude for Education. Provides trusted AI solutions for higher education institutions and K-12 educators. Claude for Higher Education gives faculty, students, researchers, and administrators an AI partner for teaching, learning, research, and operations. This includes a learning mode for students, which is designed to strengthen thinking rather than hand over solutions. Claude also helps university faculty across tasks such as research, drafting assignments, and supporting administrative work, all

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
with the security and compliance built for institutional requirements. Claude for Teachers gives verified K-12 educators in the United States free access to premium Claude capabilities, a library of teaching skills, and a direct connection to evidence-based curricula, mapped to academic standards in all 50 states. Claude helps with the paperwork, so teachers can spend more time with their students.
•Claude for Government. Brings Claude models to U.S. government agencies for drafting, research, analysis, and coding in a FedRAMP High authorized environment, designed to support the data handling and auditability requirements of government customers. Government customers outside the
United States, and customers with workloads in classified environments, can access Claude models through Amazon Bedrock, subject to the authorizations and availability of that platform.
Our Infrastructure
Our infrastructure underpins our ability to train frontier models, serve inference at scale, manage internal usage of Claude, and deliver Claude to our customers with the performance and reliability that enterprise deployments require. We have built a differentiated infrastructure layer that allows us to train and deploy frontier models more efficiently across multiple hardware platforms. This infrastructure advantage compounds over time: as we bring optimizations to each chip family, every layer of our system benefits accordingly.
Multi-Chip Compute Approach
We have built a deliberate and diversified compute sourcing strategy across multiple chip platforms that provides the following distinct advantages:
•We can secure compute from multiple providers rather than being constrained by any single provider.
•We can select chips based on the best price-performance and efficiency characteristics for each workload, benefiting from the differentiated strengths of each platform.
•We maintain collaborative relationships with each of our providers, and we influence roadmaps and features of future chip generations. Our chip platforms include:
•AWS Trainium. Our strategic collaboration with Amazon provides us with access to AI accelerators, including custom-designed Trainium chips, and compute infrastructure, as well as the opportunity to influence future generations of Trainium chips.
•Google TPUs. Our partnerships with Google and Broadcom provide us with access to compute capacity powered by Google TPUs across multiple generations of the TPU platform.
•NVIDIA GPUs. Our strategic partnership with NVIDIA Corporation (“NVIDIA”), together with our arrangements with Microsoft, x.AI, Nscale, Lambda, and other cloud providers, provides us with access to compute capacity powered by NVIDIA GPUs, including NVIDIA
Grace Blackwell and Vera Rubin GPU systems, as well as the opportunity to collaborate directly with NVIDIA on design and engineering to optimize future NVIDIA hardware for our workload profile.
•AMD GPUs. Our relationship with AMD, together with our arrangements with approved manufacturers of AMD-based Helios rack-scale systems and third-party service providers, provides us with access to compute capacity powered by AMD Instinct™ GPUs, including
AMD Instinct™ MI450 Series GPUs, as well as the opportunity to collaborate directly with
AMD through a multi-year engineering collaboration.
•We can onboard new chip platforms in a fraction of the time it once took. Historically, bringing a new chip platform into production required intense engineering effort over many months. By leveraging
Claude, our engineering teams can now bring new chip platforms into production more quickly. This speed and efficiency also relies on the robust foundation we have already built across multiple chip families, including a proprietary orchestration layer designed to seamlessly test and measure performance against our actual workloads. As a result, we are able to adopt new AI accelerators as they

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
become available, expanding our access to compute capacity while reducing our dependence on any single hardware provider.
See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations
—Liquidity and Capital Resources—Contractual Obligations—Infrastructure Service Arrangements” for more information regarding the terms of these arrangements.
Our Data Center Strategy
Historically, we purchased compute under fixed-time agreements. As our compute requirements have scaled, we have transitioned to a hybrid model in which, in addition to purchasing compute as a cloud service, we also lease specialized AI accelerators directly and host this hardware in dedicated data center facilities leased and operated on our behalf, to our specification. We refer to this additional source of compute as Anthropic Direct.
This transition is driven in part by the scale of our compute requirements as well as the potential long-term economic advantages of direct infrastructure leasing and hosting. Our first data center facility became operational this year.
Anthropic Direct also lets us separate our commitment to data center capacity from our commitment to the AI accelerators deployed inside it. Because data centers require longer lead times but represent a smaller fraction of total costs, this approach enables us to secure physical capacity early while deferring larger accelerator investments until our specific compute needs are more certain.
Our data center infrastructure strategy includes several contractual arrangements that, taken together, form a new source of compute to supplement the capacity we procure from our CSPs. Such arrangements include the following:
•Infrastructure Equipment. We procure specialized AI accelerators and associated components, including CPUs and high-bandwidth memory, through master equipment leases, including the 2026
Lease Arrangement, pursuant to which we receive such hardware for deployment in dedicated data center facilities operated by others on our behalf. See the section titled “Management’s Discussion and
Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—
Contractual Obligations—Infrastructure Equipment Leases” for more information regarding the terms of these leases.
•Data Centers. In certain of our data center infrastructure arrangements, third-party partners procure the underlying real estate, power, and data center facilities, while we lease capacity in those facilities and contract with specialized third-party operators for ongoing facility management. For example, we have entered into a colocation and services agreement with Fluidstack USA I Inc. (“Fluidstack”), under which Fluidstack provides data center development and operations services to us. We have also executed data center leases directly and expect to do so increasingly over time. To secure certain data center development projects, which require significant capital commitments in advance of deployment, we have in some cases relied, and expect to continue to rely, on arrangements with financing sources or partners who guarantee the lease obligations to support the development of data center capacity that is expected to host such partner’s chips or computing infrastructure. Our ability to expand compute and infrastructure capacity through these arrangements in the future may depend on the continued
willingness and ability of a limited number of CSPs, partners, and financing sources to enter into and perform under them.
•Electrical Power. Electrical power procurement requires separate arrangements with utility providers or, in some cases, development of behind-the-meter power generation capacity that supplies electricity directly to the facility rather than through the broader electric grid. Securing adequate power capacity for data center projects, whether through grid-connected or behind-the-meter arrangements, typically requires long lead times and significant financial commitments well in advance of when facilities become operational.
Our data center infrastructure projects are currently located primarily in the United States. As we continue to expand our global customer base and research operations, we are pursuing additional data center capacity internationally to support our full range of workloads.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Multi-Cloud Distribution
Claude is available across the three major cloud platforms via their dedicated AI service layers (Amazon
Bedrock, Gemini Enterprise Agent Platform, and Microsoft Foundry), ensuring that organizations can deploy our models within the infrastructure they already use and trust, while providing enterprises with deployment flexibility and avoiding vendor lock-in.
Our Customers
Organizations around the world rely on Claude. We serve a breadth of customers, from the largest enterprises to AI-native companies, government and research institutions, as well as prosumers.
As of           , our customers with $100,000 or more of revenue on a TTM basis included           % of the Fortune
500 and           % of the Global 2000. Across industries, enterprises deploy Claude in mission-critical production workflows—underwriting insurance policies, authoring clinical study reports for life-saving drugs, detecting and remediating cybersecurity threats, and analyzing portfolios for asset managers. Claude has achieved particularly deep adoption in highly regulated sectors where the cost of unreliable AI is prohibitive and trust cannot be retrofitted.
In addition, leading AI-native companies build next-generation coding tools, design platforms, and productivity applications on Claude. Government and research institutions apply Claude to work ranging from energy security to materials science, and mission-driven organizations use Claude to compress timelines in scientific research, clinical workflows, and public benefits delivery that have historically taken months or years.
Our customer base has grown rapidly in both the number and scale of customer relationships, with
organizations expanding from initial use cases into enterprise-wide production deployments. As of           , we
had            customers with $100,000 or more of revenue on a TTM basis, up from            as of           .
Our customers fall into two primary categories: enterprises and prosumers.
Enterprises
Our enterprise customers span the full range of organizations deploying AI at scale, from AI-native startups building products to the world’s largest organizations that require enterprise-grade security, governance, and compliance before a single workflow impacts production. We serve this full spectrum from a single composable platform, providing frictionless access to our frontier models as well as the controls customers require, such as single sign-on, audit logging, data retention policies, role-based access controls, and native deployment within their existing cloud infrastructure.
Software developers remain a critical adoption force within enterprises: they are simultaneously customers, the architects of applications built on our platform, and the internal champions of organization-wide adoption.
Software developers use Claude Code and the Claude Platform to write, debug, and ship production-quality code faster—architecting systems, implementing features, building agentic workflows, and resolving complex issues in hours that previously took days. These production deployments surface the governance, reliability, and integration requirements that only emerge under real enterprise load, which creates feedback that flows back into our roadmap and deepens our customer relationships with every release.
Prosumers
Knowledge workers, including researchers, developers, analysts, and writers, subscribe to Claude Pro and
Claude Max to perform complex cognitive work, including drafting analyses, synthesizing research, writing and reviewing code, building financial models, and automating workflows. With Claude Cowork, non-technical prosumers build agentic workflows across their applications without writing code, accomplishing in minutes what previously required hours of manual effort.
Prosumers are some of our earliest adopters and often among our most discerning users. They try new capabilities within hours of release, push our models into use cases we may not have anticipated, and surface the edge cases and failure modes that sharpen each successive version of a Claude model. Claude Code’s adoption began with individual software developers who discovered what autonomous coding agents could do

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
before enterprise procurement teams had considered the category; Claude Code is now becoming the default choice inside many enterprise engineering organizations.
Prosumers serve as a powerful top-of-funnel engine—we have consistently seen that individuals who experience
Claude’s value firsthand become advocates within their organizations, seeding adoption that accelerates from individual use to team-wide and ultimately organization-wide deployment.
How Claude Drives Value for Customers
Customers realize value from Claude in three primary ways: more productive employees, faster processes, and embedded intelligence in their products. These outcomes are different expressions of the same intelligence, each drawing on the same models and primitives.
More Productive Employees. Adoption most often begins here. An individual experiences the impact that frontier AI has on their own output—hours of financial analysis or code review collapsed into minutes—and that conviction spreads from the first user to their team, and from one team to the entire company. Claude Code does this in software development. Claude Cowork delivers this impact for knowledge workers broadly. Our
Claude Enterprise plan provides the governance, security, and administration to support adoption of Claude at organizational scale.
Faster Processes. As adoption deepens, Claude stops being something employees consult and starts being something the organization runs on. As organizations encode more of their workflows into Claude—their data, systems, conventions, and prior work—the platform becomes more valuable for them. Claude can draw on that accumulated context to suggest the next workflow worth automating, reducing the effort required for each successive deployment.
Embedded Intelligence. At the deepest level, Claude moves from an operational advantage to a commercial one.
Product teams build on the Claude Platform to embed frontier AI into their own products, including customer-
facing agents, AI-native features, and entirely new product lines that were not previously viable without AI capabilities. Claude is no longer just a tool the organization uses, but also an ingredient in the value it delivers to their own customers.
Across all three dimensions, a significant share of expansion requires minimal to no new deployment at all.
Each new version of a Claude model is designed to improve the performance of existing use cases: employees produce higher-quality work, encoded processes run with greater accuracy and reliability, and embedded products deliver more value to end users. As a result, customers can increase usage, utilize higher subscription tiers, and bring additional workflows onto the platform without a new sales cycle or procurement decision.
Despite the pace of adoption, we believe we are in the earliest stages of penetrating the frontier AI opportunity.
Most enterprises that use Claude today have deployed it across a small number of teams and use cases relative to the scope of work Claude can address today, and the scope of work we believe Claude can address in the future. We believe most knowledge workers globally have not yet used frontier AI. As each new version of a
Claude model advances in capability, the range of tasks and workflows that become viable on the platform continues to expand. Because we operate the platform and offer applications, every advance reaches our customers through multiple, reinforcing channels at once.

accenture

Customer since 2025

Catalyzing the future of professional services

Results

50,000	professionals that Accenture committed to certify in Claude
10% → 80%	improvement in security scan test coverage with Accenture's Cyber.AI, powered by Claude
7x	return on AI investment reported by broadband provider that is joint Accenture and Anthropic customer

> "This exciting expansion of our partnership with Anthropic will help our clients accelerate the shift from experimenting with AI to using it as a catalyst for reinvention across the enterprise."
>
> **Julie Sweet, Chair and CEO at Accenture**

Background

Accenture helps the world's leading enterprises reinvent by building their digital core and unleashing the power of AI to create value at speed for organizations across industries. The company brings together the talents of approximately 799,000 people with proprietary assets and platforms, deep process and industry expertise, and leading ecosystem relationships to deliver end-to-end solutions and measurable outcomes at scale.

Impact

In December 2025, Accenture and Anthropic announced a major expansion of their partnership, forming the Accenture Anthropic Business Group to help enterprises move to full-scale AI deployment. Accenture started with its own AI deployment, rolling out Claude Code to tens of thousands of developers and expanding Claude Enterprise users across the company. Accenture has committed to certify 50,000 professionals across Anthropic's foundational, technical, and specialized certification tracks.

Alongside Accenture's internal transformation, the Accenture Anthropic Business Group brings this same approach to clients and has forward-deployed engineers who embed Claude directly in client environments. The two companies have created a Claude Center of Excellence and an Innovation Hub where Global 2000 clients can prototype and validate use cases.

The two companies are also jointly developing an offering that helps CIOs bring AI to their engineering organizations.

Accenture and Anthropic are also building industry offerings for regulated industries—financial services, life sciences, healthcare, and the public sector. In cybersecurity, that work is already shipping with Cyber.AI, a security product with Claude as its reasoning engine. Accenture is deploying Cyber.AI in its own global IT infrastructure to help secure 1,600 applications and 500,000+ APIs, cutting scan turnaround from days to under an hour and lifting test coverage from about 10% to over 80%.

Accenture and Anthropic's partnership is already delivering results for clients. A large US broadband provider rebuilt how it markets and sells to business customers on Claude. In its first year, the client reported a 7x return on its AI investment and 55% faster speed to market. The cost of validating a sales lead fell 86%, while accuracy rose from 13% to 97%.

AIG

Customer since 2023

Reinventing commercial underwriting

Results

8	AIG business lines using Claude[1]

AIG Lexington's Middle Market Property business, a large and fast growing area of the company, saw:[1]

+30%	Quoted submissions
-55%	Time-to-quote
+40%	Submissions bound

"The way we think about AI and the work we do with partners like Anthropic is simple: it has to create value for clients and colleagues. Every workflow we build should help our colleagues work faster, smarter and more consistently, while improving the experience and outcomes for our clients. That means better speed, sharper underwriting, more responsive claims service, faster turnaround times and greater confidence for the people and businesses we serve."

Eric Andersen, President & CEO at AIG

Background

AIG is a leading global insurance organization that helps businesses and individuals in over 200 countries and jurisdictions protect their assets and manage risks. In 2023, AIG recognized that its underwriting process was slowed by the manual effort of taking in and reviewing data from insurance brokers, clients and third parties across many formats. It didn't have the resources to review every applicable submission which it believed represented missed opportunities for growth, so it set out to embed AI at the core of its underwriting business.

Impact

AIG collaborated with Anthropic to build workflows in a highly regulated industry. Beginning with Claude 2.0 model, the company created Underwriting by AIG Assist with the intent to process and analyze data from every submission received in the lines of business where it is deployed. Underwriters used to spend weeks gathering data before starting a risk summary; now they can begin each review with a curated risk summary and full audit trail generated by Claude.

Where deployed, Underwriting by AIG Assist cut submission review time by more than 90% and enabled review of 100% of applicable submissions. In AIG's Lexington Middle Market Property business, one of the company's largest businesses in North America, Underwriting by AIG Assist enabled underwriters to review over 30% more submissions and quote them 55% faster as of March 31, 2026.

Over the last year, AIG has expanded Underwriting by AIG Assist to eight lines of business and is continuing to scale it across the company. The company also extended Claude to its claims organization. In early pilots, Claims by AIG Assist cut the time it takes AIG to respond to clients after a claim is filed from days to hours, and reduced coverage reviews from hours to minutes. Additionally, AIG is exploring providing access to Claude Code to its software engineers, deployed through Claude Enterprise together with the governance controls a regulated insurer requires.

Another area of exploration for AIG is enabling teams of purpose-built agents that could amplify what its underwriting teams can do, built and deployed with Anthropic's help. For example, in one scenario under consideration, an agent takes in submissions and extracts data, another checks risk against underwriting guidelines, a third benchmarks pricing against portfolio targets, and a collaboration agent pulls their work together—with underwriters overseeing every decision.

1. As of March 31, 2026

Bristol Myers Squibb

Customer since 2023

Speeding up new medicine discovery

Results

30,000+	Employees with Claude access (all)
Dozens	Internal data sources connected, with thousands more under consideration, via MCP integrations
~2 mo → ~5 min	Time to answer a real-world evidence question

> "Most enterprise AI stops at the chatbot. The real prize is the untapped value still trapped behind decades of data silos... Anthropic's Claude gives us the agentic capabilities, pace of innovation, and security necessary to connect our systems."
>
> **Greg Meyers, EVP and Chief Digital and Technology Officer at Bristol Myers Squibb**

Background

Bristol Myers Squibb is one of the world's largest pharmaceutical companies. Over decades, it has amassed one of the deepest scientific archives in the industry, spanning research, clinical, manufacturing, and commercial data. BMS wanted to connect its people, systems, and institutional knowledge to unlock data and expertise long trapped in the disconnected systems that define biopharma today—across its entire value chain, from early drug discovery through manufacturing quality and commercial operations. The company began using Claude in 2023, selecting Anthropic's models for their large context windows and high-quality reasoning.

Impact

In May 2026, BMS selected Claude Enterprise as its company-wide AI platform, chosen for its agentic capabilities, security posture for regulated environments, and rapid pace of innovation. BMS first rolled out Claude Code to its global developers and data scientists, now more than 3,000 strong, freeing them from having to build and maintain their own orchestration and agent infrastructure so they could focus on building new products instead. Along the way, BMS codified its design patterns and technical stack into Claude Code through Skills and MCP integrations, improving output consistency and accelerating developer onboarding. The company is now exploring how to extend this model to help scientists, manufacturing teams, and sales representatives ramp up faster and focus on higher-value work. As Claude Code was adopted, BMS expanded its rollout and now plans to bring Claude Cowork to all 30,000+ employees.

BMS is embedding Claude into the work of bringing medicines from research to patients. Across the company, the goal is to make decades of siloed data instantly accessible and actionable, no matter where it lives or which function owns it. Using Claude, researchers can query, work with, and analyze company data directly instead of relying on dashboards built by internal teams. Claude now works across the 30 to 40 external medical records and claims databases BMS subscribes to, cutting the time to generate an answer to a real-world data question from up to two months to five minutes or less. Scientists connect lab notebooks and past studies to find drug discovery opportunities and pursue investigations faster, across a broader span of data. BMS's teams are already exploring how Anthropic's newly announced Claude Science can help the company move faster across early-stage discovery. That same spirit of exploration extends beyond the lab: operations teams are beginning to query HR software and IT service management systems in plain language, without relying on engineering teams.

Each model generation widens the scope of work that BMS entrusts to Claude. With Claude Opus, the company's experts are treating Claude as a PhD-level advisor and thought partner. There are also several new use cases currently under evaluation. Looking ahead, BMS is considering how it might apply Claude's most powerful available models to explore autonomous task work with a human in the loop. For example, an employee could hand Claude a task—resolving an HR or IT request that spans several systems, or connecting lab notebooks and past studies to find new avenues for drug discovery—with Claude reasoning through which internal systems to use and how to structure the work, drawing on the company's library of MCP integrations.

DOORDASH

Customer since 2023

Supporting every employee, from coding to knowledge work

> "The outcome that matters to us isn't code merged, it's customers seeing the product live faster. With Claude, our teams get from an idea to something real for customers in far less time."
>
> **Andy Fang, Co-Founder at DoorDash**

Results

100%	Claude Code and Claude Cowork are available to every corporate employee
7,000+	Monthly Cowork users
-50%+	Launch timelines for major products cut by more than half

Background

DoorDash is one of the world's leading local commerce platforms, connecting consumers with businesses in their neighborhoods. An Anthropic customer since 2023, DoorDash uses Claude extensively across engineering, where coding is its biggest use, and knowledge work, where more than 7,000 employees now work in Claude Cowork every month.

Impact

DoorDash first rolled out Claude Code to its engineering team in 2025, and use spread quickly across the company. One engineer finished a code migration in three weeks that would once have taken four engineers more than a quarter. Launch timelines for major products have been cut by more than half. Designers and product managers now ship production code alongside engineers, on an internal platform that runs security-approved Claude sessions.

Claude Cowork followed, building on the widespread use of Claude Code, and formalized with a company-wide rollout in 2026. Use grew as employees connected Claude to DoorDash's internal tools: weekly active users nearly doubled in the first month after rollout, and today more than 7,000 employees use Cowork every month—and almost half of them daily.

INTERNATIONAL RESCUE COMMITTEE

Customer since 2025

Putting frontier AI behind frontline humanitarian response

Results

8x	Claude user growth[1]
20.5M+	People served in 2025 across 40 countries
464	Staff hours returned per week

> "What's now possible would've been unimaginable before Claude. We simply didn't have access to this level of real-time data and insight."
>
> **Katherine Rodrigues, Senior Director, Policy & Planning at International Rescue Committee**

Background

The International Rescue Committee (IRC) is one of the world's largest humanitarian organizations, helping over 20.5 million people in 2025 affected by conflict and disaster. Operating across more than 40 countries, the IRC must maximize the impact of every staff hour and dollar donated. In 2025, the IRC partnered with Claude for Nonprofits for discounted licenses to extend its impact with AI.

Impact

It has grown from a 300-user pilot to roughly 2,400 Claude seats, on the way to all 10,000 staff with computers. The partnership began with a focus on productivity: half of pilot users reported saving four or more hours a month, and program teams rebuilt entire processes—a portfolio synthesis that once took a month of manual spreadsheet work is now available immediately.

Claude also gave staff real-time data on individual cases, making new frontline work possible. The IRC's staff can now spot emerging health issues that weren't readily detectable before—seasonal infection spikes, gaps in maternal care, etc. —and adjust services accordingly. Frontline health teams in Africa used Claude to organize scattered field data, raising the share of key health indicators used in strategic planning from 20% to 100%. The new visibility is already changing care on the ground: from youth outreach around infection cases to real-time investigations of maternal care-seeking patterns.

The IRC's malnutrition project offers another example of frontier intelligence put to work. Field teams photograph hard-copy records, and Claude will aggregate that data into an unprecedented and clear picture of each child's treatment status. The IRC anticipates that teams will be able to spot gaps in care at both the individual and program level and act on them. "We're shifting from a reactive system to anticipating which children are at risk of dropping out of malnutrition treatment and intervening earlier," said Rodrigues.

Claude has cut administrative overhead in business development, reducing the time to conduct a country-wide funding landscaping analysis from 1 week to a couple of hours. In a survey of early pilot users, every respondent reported that Claude was integrated into their normal workflow and saved them two to three hours per task.

From the back office to the field, Claude is helping the IRC deliver care, worldwide, to the people who need it most.

1. December 2025 to May 2026

Jane Street

Customer since 2023

Frontier intelligence a trading firm can trust

Results

+32%	Claude Fable 5.1 performance over Fable 5 via Jane Street's internal agentic coding eval
~1 week	Time to migrate large codebase with Claude Fable, down from months

> "We've always had more ideas than we've had the bandwidth to execute on. Agents like Claude have dramatically improved our velocity, multiplying the impact each person can have."
>
> **Craig Falls, Head of Quantitative Research at Jane Street Capital**

Background
Jane Street is a global trading firm whose edge depends on the quality and speed of its quantitative research. It builds the models, strategies, and systems that price and trade a wide range of financial instruments. For years, its developers struggled to build AI agents that could complete research tasks on their own across large datasets. Early attempts were frustrating and inconsistent.

Impact
That changed as models became more capable and reliable. When Jane Street adopted Claude 3.7 Sonnet, it saw a step-change in how its agents performed on long, multi-step tasks. Agents could carry a task from start to finish without stopping partway through or needing rework. With each successive model generation, AI adoption accelerated across the firm, and teams built AI into their daily work in research, engineering, and design. Claude is now deployed nearly wall-to-wall across the organization.

The payoff is higher research throughput. Researchers now supervise teams of agents that analyze code, monitor training runs, and process results. Experiments that once needed constant supervision now run on their own over a weekend. One researcher estimates completing about 50% more analysis than they did a year ago; the effect is more studies, tested faster.

Claude Fable enables agents to take on longer, multi-step tasks. A researcher also used it to refactor a large Python application that he built, organizing the sprawling code into a clean structure. He then migrated the codebase to a more robust language in about a week. Similar work would normally have taken a team months to complete. For a firm whose edge depends on research speed, Fable has cut the time it takes to run experiments and test new financial tools.

For Jane Street, what sets Fable apart is "research taste"—the judgment to pursue reasonable strategies and produce thoughtful work. Its agents check their own work, take on more complex projects, and stay focused on long-term goals. As their results become more reliable, Jane Street is bringing agents deeper into its research. Use has spread well beyond the research teams. Designers now often write production-ready code for features and hand it directly to developers to merge.

Jane Street has watched model capability climb quickly on its internal evaluations, which grade an agent's work on quality, accuracy, and trustworthiness against work its own engineers have already done. Models that once passed just 1% of those tests eventually outgrew them, so Jane Street built a harder agentic coding evaluation. On it, Claude Fable 5.1 improved on Fable 5's score by 32%. "In internal benchmarks, Claude Fable 5.1 solves more of our coding problems than Fable 5 or Opus 5, and achieves state of the art on trading intuition," said Craig Falls, Head of Quantitative Research at Jane Street. "While prior models became hard to follow the longer they worked, Fable 5.1 remains readable over long, multi-step tasks."

LEGORA

Customer since 2024

Scaling an agentic operating system for lawyers

Results

1,500+	Law firms and in-house teams served
4.3	Non-billable hours recaptured per lawyer weekly, in an independent study of 31 firms
100%	Claude for Enterprise employee access
14x	Claude Code growth (about 50 to 700 company-wide)

"AI is becoming fundamental to how legal work gets done, and it will reshape how law firms and in-house teams operate. We have found Claude to be brilliant at instruction following and powering agentic workflows."

Jacob Lauritzen, CTO at Legora

Background

Legora, the creator of the agentic operating system for lawyers, is used by thousands of law firms and in-house legal teams. Claude has powered parts of Legora's platform since its launch in October 2024.

Impact

As an AI-native legal company, Legora ran a rigorous model evaluation to choose the foundation for its platform, and Claude performed well on the dimensions that mattered most: prioritizing and following instructions, and adapting as client requirements changed.

As Claude's capabilities have grown, so have the platform's, taking on the complex, long-horizon legal work that firms would otherwise do by hand. Claude is part of the reasoning layer inside Legora's agentic system: planning and delegating across drafting, document review, and legal research, and grounding every answer in a source before a lawyer sees it. In Legora's own evaluations, Opus 4.8 produced consistent source-grounded output, with its biggest gains in transactional drafting.

These results show up in client work: in an independent study of 31 firms across 14 countries, lawyers reported recapturing an average of 4.3 non-billable hours a week, representing $6.9 million in additional annual billing per 100 lawyers. On one M&A deal, Legora's team reviewed a 900-document data room across four jurisdictions—a first pass a conventional team would spend a week on—in half a day.

Legora also builds on Claude internally. Its engineering team adopted Claude Code early, and today an engineering team of about 80 supports a platform used by more than 1,500 organizations. AI tools now generate well over half of Legora's code, with Claude Code among the primary tools its engineers build with, and a dedicated developer-experience team runs background coding agents—up to 10 agents per engineer at once. Claude Code has grown 14x at Legora, from about 50 seats to more than 700 company-wide, and today every employee uses Claude across marketing, design, operations, and legal engineering.

mercado libre

Customer since 2023

Transforming e-commerce in Latin America

Results

23,000+	Developers on Claude Code
+80%	Merged code, year to date
300,000	Pull requests reviewed autonomously in six months
78%	Non-tech teams active in Cowork weekly

"Productivity gains with AI have put our most senior engineers back to building code, not just reviewing it. Claude Cowork now reaches 31,000 employees—one of the largest enterprise deployments globally."

Mercado Libre

Background

Mercado Libre is the leading e-commerce and financial technology company in Latin America, with operations in 18 countries. It made its developers more productive by rolling out Claude Code across its engineering organization. The goal was to help the team ship faster by shifting the upkeep of its infrastructure—version migrations, dependency patches, and test coverage across 40,000 microservices—onto Claude.

Impact

Mercado Libre evaluated multiple AI providers to find one that could autonomously handle more of its operational burden and make its engineering team more effective. It uses Claude Code for its most demanding workloads—codebase migrations, automated code review, and test generation—and for individual developer productivity. Mercado Libre became one of the earliest adopters of Claude Code in 2025; today 23,000+ developers across the organization use it. Claude also runs the company's wide-scale autonomous changes: with human oversight, agents have reviewed more than 300,000 pull requests and migrated 9,000 applications to newer versions in six months.

The productivity gains are already significant: through May 2026, code submissions rose by 90% year to date, merged code by 80%, and deployments by 60%. Quality improved at the same time, with rollbacks of deployed code down overall. In 2025, about 40% of the code Mercado Libre shipped to production was written by Claude and reviewed by a human engineer before release. By 2026, human-written code has become the exception. This change reshaped the company's development team, with 30% of managerial roles now contributing code again. Mercado Libre's near-term goal is for 90% of its coding to run autonomously, including the full pull-request review process. It also plans to fold its separate backend, frontend, and database roles into a single builder role, with agents filling the gaps.

Mercado Libre then extended Claude to non-engineering teams. Finance went first: within a month, most of the team had adopted Claude Cowork, using shared skills to generate branded presentations in minutes—work that used to take several people hours per week. Cowork also shortened the monthly financial close and improved internal reporting. From there Cowork expanded across marketing, HR, legal, compliance, and the business and commercial teams, reaching more than 26,500 people across all teams —78% of them now active every week. Some procurement teams even built their own Claude-powered agents to field supplier questions, without involving IT. "I'd almost say we no longer use spreadsheets—everything's automated, and we have dashboards built on Claude all over the place. Now we're redesigning core processes from scratch, AI-first—things people always dreamed of but thought were impossible," said Maria Pia Garcia, Strategic Transformation Director at Mercado Libre.

Mozilla

Customer since 2025

Finding the vulnerabilities attackers haven't

> "We have many years of experience picking apart the work of the world's best security researchers, and Mythos Preview is every bit as capable. So far we've found no category or complexity of vulnerability that humans can find that this model can't."
>
> **Bobby Holley, Chief Technology Officer at Firefox**

Results

22	Vulnerabilities found by Claude Opus 4.6, and resolved as of Firefox 148
271	Vulnerabilities found by Claude Mythos Preview, and resolved as of Firefox 148

Background

Mozilla is the creator and maintainer of Firefox, a leading open-source browser used by hundreds of millions of people globally. For more than two decades, Firefox has been one of the most heavily scrutinized open-source codebases on the web. Its engineering team was an early adopter of Claude Code, which today is widely used across Firefox engineering.

Impact

Mozilla has long used advanced security techniques to protect Firefox users, which is why Anthropic's Frontier Red Team approached the company to put Claude to the test on cyberdefense. In a two-week evaluation, Claude Opus 4.6 uncovered 22 previously unknown vulnerabilities in Firefox's most critical code — 14 of them high-severity. Mozilla's engineers began landing fixes within hours and shipped them in Firefox 148. Two months later, Mozilla shipped fixes for an additional 271 vulnerabilities identified by Claude Mythos Preview.

For Mozilla, the asymmetry that has long favored attackers is starting to reverse: defects that once waited years to surface can now be found and fixed individually by the experienced defenders who own the code.

"We view these tools as clear evidence that large-scale, AI-assisted analysis is a powerful new addition in security engineers' toolbox. Firefox has undergone some of the most extensive testing, static analysis, and regular security review over decades. Despite this, the model was able to reveal many previously unknown bugs," said Mozilla.

PayPal

Customer since 2025

Scaling AI for over 12K employees

Results

12,000+	Claude Enterprise monthly active users
45 min	Average time saved per sales team member per week

Background

PayPal operates one of the world's largest digital payments networks, trusted by hundreds of millions of consumers and merchants. As a globally regulated financial institution, it builds and ships technology that meets a heightened, complex set of compliance requirements.

Impact

As an AI-native company, Claude and other tools now enable how many of PayPal's employees work and the intelligence it delivers to its customers. More than 12,000 PayPal employees now use Claude across product, technology, and sales. Claude Code is among the most-used AI tools on its technology team.

Teams from PayPal's product organization can now self-serve their product analysis and dashboard creation through Claude. Its product team built a custom MCP server for data queries and retrieval, reducing reliance on engineering and data analysts.

Merchant underwriting, compliance review, and deal cycles are enhanced with Claude, increasing review efficiency and consolidating data that were previously spread across multiple siloed tools. Reviews that once took hours now take a fraction of the time. Since August 2025, PayPal's sales team has used a custom-built plugin specifically for pipeline management and account risk review, saving an average of 45 minutes per user per week.

> "In 2025, we gave our employees access to the leading AI tools and let the results speak for themselves. What tells me Claude has become a trusted collaborator at PayPal is that our people now turn to it as an everyday thought and execution partner."
>
> **Anshu Bhardwaj, Chief AI Transformation & Simplification Officer at PayPal**

Account management teams use AMOS (an Account Management Operating System), an AI-powered analytics platform built on Claude, to get portfolio insights, merchant health diagnostics, and pipeline intelligence in minutes instead of days. This AI-powered analytics platform replaces manual dashboarding with conversational access to live data. AMOS has cut report prep time to 5-10 minutes and surfaces weekly merchant growth signals, some of which were previously undetected. This frees up account managers to spend more time with merchants.

In addition, PayPal is a partner on Anthropic's AI Fluency for Small Business course, which helps small business staff —whether in customer interactions, back-office management, supply chain operations, or leadership—build practical collaboration skills.

Rakuten

Customer since 2024

Turning every employee into a builder

Results

70+	Business units using AI
99.9%	Code accuracy delivered on complex code modifications
7+ hrs	Autonomous coding
24→5 days	Working days for new feature time to market

> "Agents like Claude Code shine when we work with them to minimize the cost of new innovation—a quick transition from idea to production. Give a capable person agents that hold context and taste, and it lets hidden talent scale their potential 100 times over."
>
> **Yusuke Kaji, General Manager, AI for Business at Rakuten**

Background
Rakuten Group is a global internet and e-commerce company operating more than 70 businesses across 30 countries and regions, serving over 2 billion members worldwide. In 2023, Rakuten launched a company-wide effort to build AI into every part of its business, an initiative it calls "AI-nization." For its developers, this means AI that can build more ambitious products while holding the company's high standards of quality and security.

Impact
With Claude Code, Rakuten's teams could code autonomously for seven hours with limited human guidance, working across complex, multi-language codebases at 99.9% accuracy. It has cut time to market for new features by more than 75%, and Rakuten's teams now ship major releases every two weeks instead of quarterly. As Claude Code has spread across the company, it has reshaped Rakuten's teams: roles once split across engineering, design, and reliability have converged, and generalists now take product development from idea to deployment.

Next, Rakuten deployed Claude Managed Agents across the organization, with specialized agents in product, sales, marketing, and finance, each deployed within a week. Employees give tasks to Claude in Slack or Microsoft Teams and receive finished work, from proposal decks and spreadsheets to working applications. Managers work alongside Claude to clear reviews and triage process bottlenecks. As Claude's capabilities have expanded, Rakuten's agents have taken on more autonomy and now complete nuanced, long-running tasks overnight. Rakuten measures every job on task completion and cost per task, routing each to the model where the capability justifies the cost: smaller Claude models handle routine work, while the most demanding tasks run on frontier models at full reasoning effort. "At the highest effort, Fable reflects on and validates its own work. For us, that's what makes highly autonomous operations possible—the extra thinking pays for itself," Kaji said.

Customer since 2023

Re-engineering how a global enterprise builds itself

Results

+151%	Effective output per developer year over year
18x faster	API migration (231 days of work in 13 days)
2x	Quarter over quarter productivity gains (estimated 8.1 million hours annualized)
99%	Salesforce employees using Slackbot

> "By fusing Claude's extraordinary reasoning with the trusted data, workflows, and governance every enterprise runs on, we're delivering a dynamic interface that thinks, reasons, and acts. This is how every business will run."
>
> **Marc Benioff, Chair & CEO at Salesforce**

Background

Salesforce was early to embrace AI, rebuilding how it develops software with Claude Code, extending Claude to teams beyond engineering, and launching Agentforce to help organizations build, deploy, and govern trusted AI agents. Today more than 60% of Salesforce's 83,000 employees use Claude, and the company is making Claude Code and Claude Enterprise available to all of its developers and knowledge workers as its preferred AI assistant and productivity tools.

Impact

Salesforce made Claude Code the primary AI agent across engineering for its ability to reason reliably over the company's enormous codebase. Over the last year, pull requests merged per developer rose 79%, lifting effective output per developer 151%. One product team used a Claude-based rule framework to migrate 33 API endpoints in 13 days, work it had estimated at 231 person-days. Quality rose alongside productivity: incidents fell 5% even as pull request volume climbed. Claude is also the default coding model inside Agentforce Vibes, Salesforce's own development environment.

Beyond engineering, Claude powers Slackbot, the AI assistant built into Slack. Nearly every Salesforce employee uses it, and it is driving 8.1 million hours of annualized productivity gains, up more than 2x quarter over quarter. Slack was also the launch partner for Claude Tag, which lets teams hand work to @Claude in any channel, and the Slack MCP in Claude Enterprise lets employees pull Slack context into Claude and act on it directly.

In October 2025, Salesforce named Claude a preferred model for Agentforce 360 and the first model fully contained inside its trust boundary. Claude traffic stays within Salesforce-managed virtual private clouds under its existing security controls, which is what lets regulated customers in financial services, healthcare, and life sciences run agents on Claude. In August 2026, the companies deepened the partnership with Claudeforce, bringing Salesforce's data, workflows, business logic, and governance directly into Claude. This positions Claude as the preferred model for third-party AI experiences built on Headless 360, which exposes the full capabilities of the Salesforce platform so humans and agents can build, act, and deliver experiences on any surface. It launched with Salesforce in Claude, a plugin with 37 prebuilt sales skills that lets sellers and agents reason over the full revenue cycle, automate pipeline updates, and take governed action from within Claude.

Salesforce beneficially owns less than 1% of Anthropic's outstanding capital stock, on an as-converted basis.

Customer since 2023

Embedding frontier intelligence in global commercial systems

Results

Up to 14% faster	Project delivery with Joule for Consultants
25 hrs	Saved per consultant per month

Background

SAP is a global leader in enterprise applications and business AI, spanning finance, procurement, HR, supply chain, and customer experience. Its vision for the agentic AI era is the Autonomous Enterprise - a new operating model where people set direction and policy, and AI executes work across the organization in a coordinated, governed way. Building the Autonomous Enterprise requires intelligence that can reason over decades of deep business context while working within the governance and controls that SAP's customers depend on.

Impact

SAP is advancing its vision by embedding models, such as Claude, in its Business AI Platform and AI engagement layer, Joule. The Business AI Platform uses best-in-class models, including Claude, to help customers make critical business decisions and implement agents. Joule enriches every query with deep business context, then routes to the most suitable model - such as Claude - to plan and execute the task, connecting to internal and third-party systems through the Model Context Protocol (MCP) and Agent2Agent (A2A).

Joule for Consultants is an agentic AI expert that accelerates SAP cloud transformations through instant access to trusted SAP knowledge and saves consultants up to 1.5 hours per day. That time-savings can translate to massive economic benefits, allowing consultants more time to advise clients, shape project plans, and solve more strategic problems.

> "The Autonomous Enterprise requires AI that understands business context and acts within the controls organizations depend on, and our partnership with Claude plays an important role in this."
>
> **Christian Klein, CEO at SAP SE**

"SAP Joule for Consultants is built with SAP's authoritative knowledge base - spanning more than 25 million documents and 12 terabytes of SAP expertise data - delivering clear, cited answers in seconds. By leveraging models, such as Claude, we're able to scale this capability for SAP's global consulting ecosystem, supporting consultants at every level and helping teams deliver higher-quality SAP projects up to 14% faster for customers," said Sachin Kaura, Chief Architect of SAP Joule for Consultants at SAP Business AI.

SAP's AI-enabled solution portfolio, including more than 50 domain-specific Joule Assistants and more than 200 specialized agents, leverages Claude as part of its reasoning and embedded agentic capabilities. These agents close the books at quarter-end, answer complex employee leave questions, and reroute supplier orders mid-shipment.

SAP beneficially owns less than 1% of Anthropic's outstanding capital stock, on an as-converted basis.

shopify

Customer since 2024

Embedding intelligence for millions of merchants with Claude

Results

Millions	Merchants served by AI
3x	YoY increase in daily active merchants using Sidekick (2026)
7,500+	Employees using Claude Code company-wide

Background
Shopify powers commerce for millions of businesses worldwide, from first-time entrepreneurs to enterprise brands. The platform makes it simple for anyone to start, run, and grow a business through online stores, brick-and-mortar locations, and everything in between.

Impact
Shopify built Sidekick, its AI commerce assistant, to make it easier for merchants of all sizes to get more done faster. One of the models the company uses to power Sidekick is Claude, thanks to its reliability and ability to reason through complex merchant problems in a fraction of a second. Sidekick brings that intelligence to millions of merchants, helping them analyze their business, plan promotions, and act on answers that once required an analyst. This helps new merchants reach their first sale in days instead of weeks. Merchants are leaning in: daily active merchants using Sidekick more than tripled year over year, and nearly half of all Shopify Flow automations created in the quarter were built with Sidekick. Sidekick's capabilities have grown with each version of Claude, from Sonnet 3.5 through Anthropic's latest versions of Sonnet.

Claude has also changed how the team at Shopify builds. Claude Code is available company-wide across more than 7,500 employees. Reaching for Claude has become a reflex across the company: engineers and non-engineers alike build sophisticated internal tools in minutes that used to take days. "Everyone is way more efficient just from using these models, not just in terms of coding but also content creation, email writing, and countless other use cases," said Andrew McNamara, Vice-President of Applied ML at Shopify.

Shopify is also an early access partner for Anthropic's frontier models, including Claude Fable 5. Shopify evaluates these models in its internal test environments and helps shape how they evolve before they ship.

> "Agents are evolving from answering questions to working alongside people on real problems, turning anyone with an idea into a builder who can ship it in minutes. Anthropic is an important part of how we build at Shopify and how we build for the millions of merchants we serve."
>
> **Mikhail Parakhin, Chief Technology Officer at Shopify**

Thomson Reuters

Customer since 2023

Building trusted AI for 1 Million users

Results

98%	Reduction in time per task
4x	Increase in monthly active users
5x	Increase in tax and audit use cases
15,000	Claude Enterprise seats

> “The number one thing that spoke to us was Anthropic’s approach to building AI for professional environments. In high-stakes work, trust in AI must be a property of the system itself, built into the architecture and verifiable at every step.”
>
> **Joel Hron, CTO at Thomson Reuters**

Background

Thomson Reuters has spent more than 175 years building trusted content and technology for professionals in legal, tax, accounting, compliance, government, and media. As one of Anthropic’s earliest enterprise customers, Thomson Reuters has expanded its use of Claude across three waves: first into the products its customers rely on, then into how its engineers build, and now into knowledge work across the company.

Impact

The collaboration began with complex, high-stakes legal work. In blind, head-to-head evaluations of frontier models, Thomson Reuters legal experts preferred Claude for the complex, long-running legal tasks included in the evaluation, such as research, drafting, and contract analysis. CoCounsel Legal, the company’s agentic AI system, uses Claude alongside authoritative legal content and capabilities from Westlaw and Practical Law as part of Thomson Reuters approach to delivering Fiduciary-Grade AI™ Thomson Reuters defines Fiduciary-Grade AI™ as AI grounded in authoritative content, protected by rigorous privacy and security safeguards, shaped by subject-matter experts, and designed to produce transparent, verifiable reasoning. 1 million users across 107 countries and territories use CoCounsel. In a Thomson Reuters evaluation of selected legal tasks, CoCounsel Legal generated work in under eight minutes that experienced attorneys estimated would otherwise take an average of six hours to complete, a ~98% reduction in time per task. Adoption continues to grow: monthly active users of CoCounsel Legal have quadrupled year over year, while weekly conversation volume across tax and audit use cases has grown approximately fivefold since September 2025.

The second wave changed how Thomson Reuters builds. An early adopter of Claude Code, Thomson Reuters saw strong organic adoption before expanding access across its approximately 6,000-person engineering organization, supported by hands-on workshops across five global engineering hubs. The impact is visible in daily operations: one internal tool built with Claude reduced the time required to conduct an initial production root-cause analysis from approximately three hours to four minutes.

The third wave is expanding Claude into knowledge work across the company. Claude Enterprise has grown from approximately 500 seats to 15,000 in a single year, expanding its use across functions including finance, marketing and product operations. Within those, 2000 employees have been enabled with Cowork following successful review of the robust security and governance controls. This is empowering those employees to expand their usage into agentic workflows, particularly drawing on the proven success of Cowork with documents and spreadsheets.

TRAVELERS

Customer since 2024

Deepening risk expertise through AI

“We strategically deploy AI across our business to deepen our risk expertise, elevate experiences for our customers, distribution partners and employees, and drive productivity and efficiency. Our work with Anthropic is an important part of that effort, and as our use of AI evolves, we expect the benefits of this partnership to compound over time.”

Mojgan Lefebvre, EVP, Chief Technology & Operations Officer at Travelers

Results

Nearly 25k	Employees with Claude assistants
-50%	Reduction in time to merge code

Background

Over the past decade, Travelers has developed the competitive advantage of an innovation skill set. Now, it is bringing all that hard-won know-how to deploy AI broadly and strategically across its business. “From the very beginning, we wanted to partner with leading AI organizations,” said Lefebvre. In January 2026, Travelers empowered nearly 10,000 engineers, data scientists, analysts and product owners with Claude assistants. That access has since expanded to nearly 25,000 employees with meaningful impact.

Impact

Among other things, Travelers is integrating AI throughout the software development lifecycle—spanning discovery, design, build, test and deployment. Claude supports faster prototyping and smarter analysis across the enterprise. Claude Code advances modern engineering practices, including code generation and analysis, documentation, and testing. Travelers teams are writing more code, committing code more frequently, and merging code into Travelers’ environment faster.

“Our partnership with Anthropic is important to how we execute on AI at scale. We pair their leading assistants and models with Travelers’ proprietary data and expertise to help drive our agenda across the enterprise,” shares Matt Gorman, Chief AI Officer.

UST

Customer since 2023

Strengthening the foundations of global infrastructure

Results

20,000	Associates training on Claude worldwide
50–70%	Reduction in chip validation cycle time
4 → 2 days	Standard validation turnaround

> "Combining Claude with UST's engineering and industry expertise lets us bring industry-specific platforms to market that help clients operationalize AI-led decisions safely and securely."
>
> **Krishna Sudheendra, Chief Executive Officer at UST**

Background

UST is a global digital transformation company that builds and runs technology for the world's banks, telecoms, healthcare organizations, and manufacturers. It works on its clients' hardest problems at the intersection of software and the physical world: silicon validation, network operations, and claims processing. In this work, reliability and safety have historically depended on manual test scripting and specialist review. UST is putting Claude to work inside these high-stakes engineering environments.

Impact

UST proved Claude inside its own engineering organization first. On UST's hardware validation platform, Claude Code, running Opus 4.8, reads chip schematics directly, then generates and runs regression tests to check downstream effects. Claude compares live equipment data against a digital twin—a virtual replica of the hardware—flagging signal-integrity issues before they reach production. UST has cut chip validation cycle time by 50–70%, and its goal is to make its pipeline even faster.

UST now embeds Claude into the systems it builds and runs for clients. In healthcare, UST CarePath uses Claude to turn scattered claims and care data into clear next steps, with human approval before any member-facing recommendation. In telecom, UST IntelliOps uses Claude to predict cellular network failures and cut alert noise for operations teams. In banking, UST FinX embeds Claude-powered agents directly into bank operations: intelligent case handling, servicing automation, and decision support. Across each industry, UST pairs Claude with human approval steps and audit controls.

UST is training 20,000 of its engineers, architects, consultants, and industry specialists on Claude worldwide, and building specialized teams to deploy Claude for its clients. With this partnership, UST is bringing Claude to physical AI—intelligence built into the equipment and engineering processes that produce the things people use.

verizon

Customer since 2023

Rebuilding and defending America's largest network

> "We started using Claude Code, and within a few weeks, people across our technology team were working like software developers. We have a mantra now: 'If you can imagine it, Claude can code it for you.' The enablement, simplification, and efficiency we've achieved in just a few months is amazing."
>
> **Yago Tenorio, SVP and Chief Technology Officer at Verizon**

Results

33,000+	Engineers with Claude Code

Background

Verizon is one of the world's largest communications companies, operating America's largest wireless network. As part of its transformation into an AI-first company, Verizon evaluated coding tools for security, reliability and scale, and chose Claude Code across for its technology and product organizations. Today, more than 33,000 engineers build with Claude Code.

Impact

Verizon became one of the first telecom companies to join Project Glasswing to strengthen its network security. Verizon partnered with Anthropic in May 2026 to test the advanced artificial intelligence model Claude Mythos to improve network cybersecurity.

Walmart

Customer since 2024

Making shopping faster, easier, and more personal

> "We're using AI to make shopping more intuitive and engineering more productive. Agents like Claude are helping us do both, from better understanding customer intent to accelerating repeatable development work."
>
> **Daniel Danker, EVP AI Acceleration, Product & Design at Walmart**

Results

110%	Growth in Sparky weekly active users quarter over quarter
+35%	Increase in average order value via Sparky vs. non-Sparky orders
2x	Increase in units sold via Sparky quarter over quarter

Background

Walmart is the world's largest retailer, with more than 10,900 locations worldwide and a leading e-commerce platform. For decades, Walmart has adopted transformative technologies to realize its purpose of helping people save money and live better. The company takes a "people-led, tech-powered" approach to AI—deeply understanding its customers and associates, then building solutions that are best-positioned to help with what's most important.

Impact

Anthropic's models—like Claude Sonnet 4.6—are helping Walmart create more intelligent, personalized experiences that transform discovery and commerce as customers express their needs and wants in their own words. Anthropic partnered with Walmart on Sparky, Walmart's AI shopping agent. Sparky helps customers discover products, compare items, and solve everyday needs, whether they are shopping online or in stores.

Walmart's engineers work with Claude too. Claude is one of the models that powers WIBEY, the company's developer productivity agent. WIBEY is used by its engineering teams to build, deploy, and operate technology—handing predictable, repeatable tasks to agents while keeping human oversight and governance in place.

SHY BIRD

Turning insight into action for a neighborhood restaurant

Shy Bird is an all-day rotisserie and café founded by restaurateurs Andrew Holden and Eli Feldman. Shy Bird has grown to three locations across the Boston area and is known for its rotisserie chicken and house sauces. Brunch customers would often face long wait times and delays for one of its most popular locations near Fenway Park. Feldman, who had never written a line of code, photographed the kitchen, pulled sales and ticket data, and gathered his cooks' observations, then shared it all with Claude.

The bottlenecks it found were hiding in plain sight: the avocado puree that went on nearly every order sat out of reach, while a pan of overnight oats — ordered a few times a morning — held the best spot on the line. Feldman worked through a redesign of the kitchen line with his cooks and they rebuilt the stations together. Peak-hour service is now 60% faster. Fixing their own restaurant convinced Holden and Feldman that the same tools could help others. What began as Shy Bird's in-house tool has grown into Colette, an intelligence platform now used by 60 restaurants across the country.

> "Data and information aren't useful if you don't have time or money — what's useful is insight and action, and that's what I realized Claude could give us."
>
> **Eli Feldman, Partner at Shy Bird**

Results

60%+	Reduction in brunch ticket times, to 12 minutes
60	Restaurants now use Colette, the Claude-built platform that Shy Bird owners built
6 months	Time for Shy Bird server to become a full-time back-end engineer at Colette

---

KBF
DESIGN GALLERY

Giving talented designers time to create

KBF Design Gallery is a family-owned interior design and remodeling firm in Orlando, Florida, specializing in custom kitchen, bathroom, and whole-home renovations. When Adam Vellequette and his sister Ashley took over the business from their parents, they faced a common problem in the industry: talented designers buried in administrative work. Using Claude Code and Claude Cowork, KBF built custom tools for scheduling, design-to-construction handoff validation, and contract scope writing - giving their lead designer back nearly a quarter of her working year, time she now spends on the design work that differentiates the client experience. Since adopting Claude in 2025, a team of only 3 designers has grown the firm to 70 designed projects a year — and 32% growth in sales — leveraging the tools KBF built with Claude.

> "Learning with Claude has been the number one thing I rely on — it's been like having access to a level of intelligence you never would have been able to get in the same room with before."
>
> **Adam Vellequette, Co-Owner at KBF Design Gallery**

Results

490 hrs	Per year recovered for a single employee — nearly a quarter of a working year
7 hrs	Per project cut from contract scope writing
70	Projects designed annually with AI-assisted scheduling, handoff validation, and client communication

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Our Culture, Values, and Talent
Anthropic was founded by a team of researchers who believe that the most consequential technology in history demands an organization structurally committed to both capability and safety. That conviction reaches every dimension of the organization: how we hire staff, the research we perform, the policy positions we adopt, and the choices we make about the deployment of our models. As a result, we are able to achieve breakthroughs that we believe would be impossible in a culture where safety, model capability, and commercial success are treated as opposing forces.
All seven of Anthropic’s co-founders remain active leaders in the organization. It is uncommon to see this level of continuity among the founding team of a technology company, including other major frontier AI labs. The continuity reflects a genuinely mission-driven and high-trust team.
Our Culture
Several features of our culture are distinctive and difficult for any organization to replicate:
•We Build What We Believe in, and We Use What We Build. We are one of the most intensive users of
our own technology.           % of the contributions to our codebase in            were written by Claude, and
Claude is embedded in workflows across all teams at the company. When every team relies on the product daily, the feedback loop between builder and user is compressed: deficiencies surface rapidly, and improvements are felt company-wide.
•Safety and Capability Sit Side by Side. At the same time we advance frontier AI, we develop the policies and techniques designed to keep our models safe. We were the first frontier AI lab to adopt a formal Responsible Scaling Policy tying safety evaluations to capability thresholds, which was co-
developed by the same researchers who build our models. Our Constitutional AI training approach and our research in mechanistic interpretability are examples of active scientific fields that help us align and understand ever-more-capable versions of Claude.
•We Optimize for Talent Density. As of           , with            employees, our TTM revenue per employee
was $          —a reflection of extraordinary talent density and a culture built to compound it. Our employees are known internally as “Ants”—a nickname that captures the collaborative, ego-light culture of the team. Ants include many of the researchers and developers defining the frontier of AI, alongside proven operators across disciplines. Shared purpose paired with low ego translates directly into less organizational friction and greater impact per employee. Claude compounds that impact further: Ants use Claude across every function to take on work that would otherwise require substantially larger teams—allowing us to remain remarkably lean relative to our output.
•Research-grade Rigor in Every Function. A majority of our workforce works in research, engineering, and product development. But the culture of intellectual rigor extends to non-technical functions as well: our policy team publishes original research; our go-to-market team co-develops deployment architectures alongside customers; and our Applied AI engineers sit at the frontier of what is possible with agentic systems. Our teams operate in a truth-seeking environment where the best argument wins, not the loudest voice or the most senior title. The result is a company where the distance between a research insight and a released product is unusually short.
Our Values
Our values guide daily decisions across the company—from hiring and research prioritization to product development and customer engagement. We chose them because they reflect how we actually work:
•Act for the Global Good. We strive to make decisions that maximize positive outcomes for humanity over the long run and are willing to take bold action to ensure our technology is a positive force.
•Hold Light and Shade. We stay hopeful about what AI can achieve while remaining clear-eyed about what could go wrong. Both perspectives are essential, and neither can be sacrificed for the other.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
•Be Good to Our Users. We define “users” broadly: customers, policymakers, our team, and anyone affected by the technology we build or the actions we take. Going above and beyond for each of them—
not just meeting their immediate needs but considering downstream consequences and societal effects
—is our baseline expectation, not an exception.
•Race to the Top on Safety. We believe building reliable, trustworthy, and secure AI systems is a collective responsibility and that the market will reward it. We work to set the industry bar for AI safety and inspire a dynamic where companies must compete on safety, not around it.
•Do the Simple Thing That Works. We take an empirical approach to problems and solve for the size of our impact, not the sophistication of our methods. We try to identify the simplest solutions and iterate from there.
•Be Helpful, Honest, and Harmless. These principles govern Claude’s behavior and reflect how we operate as an organization: a high-trust, low-ego team that communicates kindly and directly, assumes good intentions even in disagreement, and pitches in where needed, regardless of role or team.
•Put the Mission First. Our mission is the arbiter when trade-offs arise between speed and safety, short-
term revenue and long-term trust, competitive pressure and responsible development. Our mission gives us shared purpose, engenders trust and collaboration, and ensures that no one is a bystander in our success.
Our Talent
As of           , we had            employees worldwide, a majority of whom work in research, engineering, and product development functions. Our team includes researchers who originated several foundational advances in AI, including RLHF, Constitutional AI, GPT-2 and GPT-3, and mechanistic interpretability, who developed the first
Responsible Scaling Policy to be formally adopted by a frontier AI lab tying safety evaluations to model capability thresholds, and who authored the foundational paper on Scaling Laws. Our team draws from a range of disciplines and includes award-winning computer scientists, physicists, neuroscientists, mathematicians, and policy researchers, as well as seasoned engineering and go-to-market leaders, united by the conviction that the most consequential technology in history requires the most talented team building it. We believe our culture and mission alignment enable us to hire and retain the talent required to continuously push the frontier of AI forward in a safe and responsible way.
We design our human capital programs to attract, retain, and reward top talent through equity incentive plans and other compensation, while supporting employees’ continual growth and reinforcing our culture and values.
In certain countries in which we operate, we are subject to, and comply with, local labor law requirements which may automatically make our employees subject to industry-wide collective bargaining agreements.
We believe that building AI systems that serve all of humanity requires a team that reflects the range of communities we serve. The interdisciplinary nature of our work means we actively seek talent from non-
traditional backgrounds for an AI company, such as philosophy, journalism, and education, and we believe this breadth of perspective directly strengthens both the safety and capability of our research. We are committed to fostering an inclusive workplace where employees of all backgrounds can contribute, grow, and thrive.
Research Lab Identity and the Research-to-Product Pipeline
We are first and foremost a research lab. We develop the foundational science to train frontier models, perform rigorous research to understand these models’ inner workings, and develop techniques to align these models to human values and make them safe.
Research Philosophy
Our research culture is organized around a principle we apply across the company: do the simple thing that works. We pursue continuous, empirically validated improvements to data composition, model architecture, and training methodology, all of which must demonstrate measurable gains that hold as models increase in scale. This is why we currently focus on software development and agentic capabilities: these are areas where

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
economic impact is large; where safety concerns manifest, making them a test bed for safety research; and
where outputs are verifiable.
Every research project must ultimately advance our mission. This focus also guides what we choose not to pursue. For example, we do not currently focus on developing video and image generation models, despite their commercial appeal. That compute instead goes to coding, agentic skills, and safety research—a choice rooted in our research culture, not our financial policy, though it has also aided the capital efficiency of our models.
Our research culture is highly collaborative and transparent. When multiple teams pursue parallel approaches, the norm is to consolidate behind the approach with the best empirical results rather than the loudest voice or most senior person in the room. This requires institutional trust we have built since our earliest days, and we believe it is a primary reason our research velocity has scaled significantly faster than headcount.
How Research Becomes Product
Anthropic was founded on the empirical conviction that Scaling Laws are the primary engine of AI progress. We operate with a sustained rigor in how we allocate research resources including talent and compute and measure whether each investment translates into scaled model performance. We believe that sustained and focused research can allow us to advance at an accelerated rate beyond what Scaling Laws alone predict through our compute multiplier advancements that have allowed us to push the frontier of model capability with better compute efficiency.
Pre-training. Our pre-training process operates as a disciplined pipeline. Researchers propose candidate improvements to model architecture, training methodology, or data composition, and each candidate is validated at a smaller scale before it is permitted to consume frontier-level compute. The bar for inclusion in a frontier training run is high and strictly evidence-based: we require demonstration that a given improvement holds as models increase in size. Frontier training runs themselves are planned capital deployments with defined inputs and conservative inclusion criteria. While not every run performs as expected, this process is designed to convert research investment into predictable capability gains with greater consistency over time.
Post-training. Pre-training produces raw model capability. During post-training, that capability is refined into practical utility—the ability to write production-quality code, operate software tools, follow complex multi-step instructions, and act autonomously on a user’s behalf. This phase has evolved from a minor adjustment step into one of the largest areas of our research investment, reflecting evolution in model capability from conversational assistants to autonomous agents that perform tasks independently. Post-training centers on training models against complete, realistic tasks whose complexity reflects the demands of real professional environments. We have made substantial proprietary investments in developing this task portfolio, and its breadth and realism constitute one of our most durable scientific advantages, which we believe is difficult to observe from outside the organization and correspondingly difficult to replicate.
Inference. Our model architecture and inference infrastructure are co-designed, not handed off between separate teams. AI researchers and inference infrastructure engineers share planning cycles, reporting lines, and performance targets. Model architecture decisions are made with inference economics as a priority, which is why successive versions of Claude models can deliver both higher capability and greater efficiency than their predecessors.
Safety Research is Core to Our Business
Any technology that is powerful enough to produce the enormous benefits that we believe AI will bring also poses risks. Responding to these risks requires a portfolio of safety research that spans how we train, evaluate, interpret, secure, and monitor our models.
Anthropic’s Responsible Scaling Policy
Our Responsible Scaling Policy describes how we approach the risks posed by AI. The policy requires us to regularly publish detailed risk reports that reflect our perspectives on the overall level of risk posed by our models and how we are mitigating such risks. Our teams test each model extensively before release, assessing its capabilities in the domains most relevant to catastrophic risk and evaluating the extent to which the model

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
can be misused. Our risk report describes the results of these evaluations, the mitigations we have implemented to address these risks, and our assessment of the effectiveness of our mitigations. In our Responsible Scaling
Policy, we also commit to publishing a Frontier Safety Roadmap, detailing our plans for measurable advances in security, alignment, safeguards, and AI policy. This acts as an internal spur for safety research and development and is externally visible so customers and regulators can use it to gauge our progress. Consistent with this approach, we assess the risks of each model during development and before and after release and we take the steps we believe are appropriate to mitigate those risks. In the past, these steps have included delaying the release of new models and limiting their initial availability, such as our initial release of Mythos through Project
Glasswing, and in the future, as we learn more about model capabilities and behavior, could include additional measures that affect how and when we develop or release these new models. We believe these practices also serve our customers, for whom rigorous safeguards and predictable model behavior have become decisive criteria in selecting an AI partner.
Claude’s Constitution
We have developed a constitution for Claude that describes our vision for how an AI model should be and how it should behave, which is used directly in the model training process. Claude’s constitution is both a meaningful advance in how frontier models are trained and our attempt to grapple with the most difficult questions regarding the development of this new type of artificially intelligent entity. Our researchers have found that training Claude on high-quality constitutional documents combined with fictional stories portraying an aligned AI contributes to reducing Claude’s misalignment rate. Our approach to Constitutional AI has also proven commercially valuable: Claude’s distinctive approach produces a model that is trusted by our customers.
This constitution orients Claude around four priorities:
•Be Broadly Safe. Avoid irreversible actions and support human oversight of AI behavior.
•Be Broadly Ethical. Maintain honesty, sound moral judgment, and avoid harmful acts.
•Be Compliant with our Guidelines. Adhere to our operational standards for user interactions and absolute prohibitions on certain categories of harm.
•Be Genuinely Helpful. Deliver substantive, expert-level assistance that creates real value for users.
Model Validation and Training Data
Beyond the assessments performed under our Responsible Scaling Policy, we evaluate each Claude model prior to its release through a structured, multi-stage evaluation program covering model capabilities, safety behaviors, and societal impacts, including bias and discrimination, and we document the results of these pre-
deployment evaluations, and their limitations, in our publicly available model system cards. This testing addresses the reliability and accuracy of model outputs, including through capability and accuracy benchmarking, evaluations focused on factual accuracy and hallucinations, evaluations of whether model outputs are honest and accurately reflect the information on which they are based, reliability testing of agentic performance over long-running tasks, and adversarial red-teaming designed to identify ways in which a model may fail or behave in unintended ways. Where these evaluations identify issues, we address them through additional post-training, adjusted safeguards, and re-evaluation prior to release, and we document residual limitations in the applicable model system card.
Claude models are trained on data drawn from a broad range of sources, modalities, and languages, including publicly available information from the internet, datasets licensed or commissioned from third parties, and synthetic data generated by our own models. We conduct diligence on third-party data sources to assess their quality, provenance, and suitability for our usage, and in many cases include contractual restrictions intended to discourage the inclusion of personal data in sourced datasets. We apply data curation and filtering processes to sourced data, which are designed to improve data quality, deduplicate content, and reduce potential exposure to harmful content.
We address bias and fairness risks at multiple stages of model training and deployment. We manage the representativeness and diversity of our training data through a layered approach in which dataset curation, post-training alignment, pre-deployment evaluation, and deployment safeguards each play a part, rather than

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
through dataset composition alone. During training, Claude’s constitution and our usage policies define prohibited discriminatory behavior, including with respect to protected attributes. When deployed, our usage policy prohibits the use of Claude for discriminatory decision-making and requires human oversight for high-
stakes automated decisions, such as those affecting employment, housing, or legal issues. Our validation, safeguards, and monitoring practices continue to evolve as model capabilities advance and as new risks and failure modes are identified.
Further, we have obtained ISO/IEC 42001 certification, an international standard established by the
International Organization for Standardization (“ISO”) and the International Electrotechnical Commission
(“IEC”), following an independent third-party audit of our AI management system, covering risk identification, assessment, and mitigation processes for the responsible development and deployment of AI. Compliance documentation, including our ISO/IEC 42001 certificate and SOC 2 (System and Organization Controls 2)
reporting, is available upon request through the trust center page of our website. We also provide pre-
deployment model access to external evaluators, including government AI evaluation bodies such as the U.S.
Center for AI Standards and Innovation and the U.K. AI Security Institute, for recent frontier models, as described in our model system cards.
Alignment Research
As AI models grow more capable, ensuring safe and predictable behavior becomes more challenging. Our
Alignment team focuses on whether models behave as intended, and do not take unwanted actions of their own accord. The team evaluates models to surface undesirable behaviors and develops comprehensive safety evaluations, many of which we open source. We are continually focused on improving model alignment, and
Claude has consistently performed at or above the alignment levels of other frontier models.
Mechanistic Interpretability
Unlike traditional software, where unwanted outputs are traceable to specific bugs, the inner workings of LLMs like Claude are more inscrutable. Our researchers describe AI models as “grown, not built”—software developers can set the initial conditions and some constraints, but they cannot fully control any given output or behavior. This makes assurances about safety—and the diagnosis of problems—far more challenging for AI than for standard software. Anthropic is widely recognized as a leader in mechanistic interpretability. We have developed new mathematical techniques to map how models form and connect concepts as they reason through problems; investigated how they reflect constructs analogous to psychological states; and tested how their behavior can be steered through direct adjustments to internal representations. We use interpretability research and alignment research techniques to test for unwanted behavioral tendencies before a model release.
Safeguards
Our Safeguards team reduces the risk of Claude producing dangerous or harmful content through multiple approaches, including probes and classifiers that monitor inputs and outputs, training against specific attack vectors such as prompt injection, and monitoring for user safety concerns including encouragement of harmful ideation. When we detect potential violations, enforcement actions range from real-time response adjustments to account warnings and, in severe cases, termination of the offending user’s accounts. Findings from ongoing monitoring, external expert stress-testing, and threat intelligence inform our policies, model training, and detection systems. Identified issues may be addressed through measures such as updates to detection classifiers, reward-model adjustments during training, and changes to the instructions provided to our models that guide their behavior (known as system prompts). We also maintain public reporting channels, including a responsible disclosure policy and a bug bounty program for testing our safety defenses.
We have observed that more capable models are generally better at recognizing and preventing high-stakes misuse. We believe that robust safety measures and model utility are not inherently in tension, and that safety can improve alongside the capability of the models themselves.
Our Approach to Model Releases
Each release is accompanied by a detailed system card covering capability and safety evaluations, external tester reports, and discussion of areas where performance remains limited or where the model shows signs of

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
unwanted behavior. In particular, AI poses clear and present risks in the cybersecurity domain as advanced models could assist threat actors in security breaches and exploits. Mitigating these risks is a priority across our research, evaluation, and deployment practices. Before each model release, our Frontier Red Team conducts a detailed analysis to determine whether new models provide meaningful new capabilities to assist potential attackers, and our Safeguards team maintains dedicated classifiers and monitoring systems targeting cyber-
related misuse, including prompts related to malware creation, phishing, and infrastructure attacks. Based on our analyses, we do not release every model we develop for general use; when the model’s capabilities warrant caution, we may restrict availability or decline to release entirely. For example, in April 2026, we initially released our frontier model, Mythos, as a gated research preview through Project Glasswing, available to select organizations for cybersecurity applications, rather than making it broadly available at launch due to its advanced capabilities in cyber vulnerability discovery.
Race to the Top
Building reliable, trustworthy, and secure AI systems cannot be the task of one AI company alone. Our goal is to foster a race to the top in which AI developers compete on the safety and security of their systems, rather than rushing to release increasingly powerful models without adequate safeguards. In addition to publishing a large volume of research, we open source our evaluations where possible and participate in groups such as the
Frontier Model Forum to share safety-critical findings with other AI developers. We have also sought to lead by example in ways that shape industry norms. After we published the first version of our Responsible Scaling
Policy in September 2023, two other leading frontier AI labs adopted similar frameworks within months.
Building on this approach, we have publicly called for “pacing the frontier,” by which we mean establishing industry-wide standards primarily related to the use of AI to accelerate AI development, so that AI capabilities do not advance faster than the safety, alignment, and security practices needed to support them. This call to pace the frontier is addressed to all frontier AI developers and governments alike, and does not describe our own model development or release timelines, which continue to be informed by our risk assessments. If standards of this kind are adopted industry-wide, the rate at which AI capabilities advance could be faster or slower than it is today, depending on the extent to which safety, alignment, and security practices advance together with model capabilities, and based on the requirements of any applicable government action or regulation. We believe the first step toward “pacing the frontier” is independent verification of compliance with future regulatory standards, and we have begun implementing an embedded-evaluator program under which an independent evaluator works alongside our own risk and safety teams with employee-like internal access.
We have also called on other frontier AI developers to adopt comparable practices to demonstrate that safety commitments in our industry can be independently verified. We have further supported regulation and oversight of frontier AI, including measures focused on transparency and independent third-party auditing, and international coordination, so these practices apply across frontier developers rather than depend on voluntary adoption alone.
We believe frontier AI companies and governments should take action to strengthen the security of critical infrastructure against AI-related and other cyber threats, including by:
•providing responsible model access, funding, training, and hands-on support, particularly for under-
resourced critical-infrastructure defenders;
•building observability and security tools;
•working to ensure agentic identities are traceable and accountable;
•sharing best practices in continuous monitoring;
•investing in authorized testing, private disclosure, and verified remediation of vulnerabilities; and
•sharing tools, playbooks, and threat assessments with governments, security partners, and open-source maintainers.
We believe that by fixing the most dangerous weaknesses, verifying the fixes, and sharing what works, frontier
AI companies and governments can turn today’s AI advances into lasting improvements in security that benefit everyone. We have committed up to $100 million in cyberdefense-related initiatives through Project Glasswing,

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
and we expect to devote significant additional resources over time toward strengthening the security of AI systems and the critical infrastructure that depends on them. The scope, timing, and amount of any such future investments have not been finalized and remain subject to change based on business, regulatory, and other considerations, and there can be no assurance that these initiatives will achieve their intended effect.
Our own trajectory demonstrates that commercial success and a serious commitment to safety are not in tension. We have built one of the fastest-growing businesses in history while maintaining safety as a core priority at every stage.
Our Commitment to Public Benefit
We founded Anthropic on the belief that the most transformative technology in human history demands an extraordinary level of responsibility, and that responsibility extends far beyond building safe systems. Our public benefit purpose is the responsible development and maintenance of advanced AI for the long-term benefit of humanity—a mission in which safety is not adjacent to our work, but central to it. Powerful AI can deliver immense benefits, but only if it is developed and deployed with rigorous attention to its risks. At times, that may require pausing the launch of our own most capable systems if we conclude they cannot yet be deployed safely. It also means actively working to ensure that the benefits of AI reach everyone, that the organizations and communities people depend on are strengthened rather than disrupted, and that the hardest problems facing humanity are not left to market forces alone to solve.
Realizing this mission requires understanding how AI is actually being used and how it is reshaping society.
Our Societal Impacts team builds privacy-preserving tools to study real-world Claude usage at scale—examining how students, educators, and workers use the model, how its values surface in everyday conversations, and what users hope and fear about the future of AI. This includes what we believe to be the largest multilingual qualitative study of its kind, in which more than 80,000 people shared in depth how they see AI shaping their lives. The Anthropic Economic Index extends this work to the labor market, publishing recurring data reports and fully open datasets on how Claude is used across jobs, industries, and regions, so that workers, employers, policymakers, and independent researchers can ground their decisions in evidence rather than intuition. To deepen and broaden the reach of this work, we have established the Anthropic Institute, an effort to share research from across Anthropic with external partners and the public, working together to address the biggest questions posed by powerful AI systems.
Our commitment to public benefit also extends to how we deploy our own resources. As part of our public benefit initiatives, we intend to direct a meaningful portion of our resources toward ensuring that frontier AI is safe and its benefits are broadly distributed. This may include contributions to nonprofit organizations, research institutions, and other third parties working on problems where AI can have the greatest positive impact, as well as programs designed to make Claude accessible to underserved communities, educators, and public institutions that would not otherwise have access to frontier AI capabilities. We believe that how we allocate our resources is as much an expression of our mission as how we build our models.
As part of these initiatives, we will contribute            shares of our Class N common stock prior to the completion
of this offering, representing           % of our fully-diluted shares outstanding as of           , to the Public Benefit
Entity, our wholly owned subsidiary dedicated to the Company Purpose, subject to stockholder approval, which we refer to as the Initial Public Benefit Issuance. As the value we create grows, we intend for the public benefit to share meaningfully in that growth as well. To that end, our board of directors has approved a framework for additional contributions tied to future increases in our share price. Following this offering, our board of directors, in its discretion, may issue shares of our Class N common stock representing up to an additional
          % of our then-outstanding equity to the Public Benefit Entity (or other designee) each time our share price
appreciates           % above the price at which the prior contribution was made, beginning with our initial public offering price. A share price milestone is reached only when our closing share price has exceeded the applicable threshold on at least 90 of the trailing 120 consecutive trading days, and our average share price over the ten trading days prior to such issuance also exceeds that threshold. Although our board of directors has approved this framework, any future contributions will be made at the discretion of our board of directors. The shares that will be contributed to the Public Benefit Entity, including the Initial Public Benefit Issuance, may be transferred or donated to a third party, or otherwise sold in a registered public offering or private placement transaction in furtherance of our public benefit initiatives. Our board of directors will determine the allocations and distributions from the Public Benefit Entity until it approves a specific governance structure for the entity,

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
at which point decision-making authority is expected to transition to designated managers of the Public Benefit
Entity operating under that structure. The initial managers will be Dario Amodei, Daniela Amodei, Jack Clark, and Dr. Neil “Buddy” Shah. The Initial Public Benefit Issuance and the additional share contribution framework represent one of the ways in which we intend to pursue the Company Purpose, but it is not the exclusive means of doing so. We expect to dedicate additional resources, and to make other business and operational decisions, in furtherance of our Company Purpose outside of, and in addition to, these equity contributions.
In addition, we maintain a donation matching program through which employees can pledge a meaningful portion of their equity awards or equivalent cash proceeds to a donor-advised fund, and we match those donations with shares of our Class N common stock. In the same way the Company Purpose defines how we direct our work as an organization, our donation matching program reflects a parallel commitment by our employees to direct their personal financial value created by that work toward the public good. We view our donation matching program as a meaningful expression of the Company Purpose and a reflection of the values that define our culture.
In addition, our co-founders have each pledged to dedicate 80% of their personal equity in Anthropic to philanthropic causes, separate from and not eligible for our donation matching program. For additional information regarding these pledges, including related risks, see the section titled “Risk Factors—Risks Related to Ownership of our Class A Common Stock.”
Competition
We face competition across multiple dimensions of our business. These competitors include:
Model Developers
We face direct competition from companies building frontier models for third-party software developers and enterprises, including OpenAI and Google, and large, well-capitalized technology companies investing to reach the frontier. These are well-capitalized organizations with significant financial resources, large existing customer bases, and the ability to integrate their models into first-party applications sold directly to businesses.
While these competitors have built meaningful market presence, we believe our primary focus on enterprises, our ability to remain at and define the frontier, our research talent, and the efficiency through which we maximize our compute investment position us favorably with customers who prioritize model quality, safety, and reliability.
We also face competition from a broader set of model providers. These include large companies, specialized AI labs and a growing range of other open-weight or open-source (shared weights, training data, and code) models released by state actors and international and domestic research organizations. While these models seek to prioritize cost efficiency over maximum intelligence, we believe our frontier models are highly effective and efficient across a broad range of workloads, from routine knowledge tasks to customers’ most important problems. We believe we compete favorably based on our ability to deliver the most capable models for the problems that demand the highest intelligence, as well as efficiently applying our models to complete everyday work to deliver high quality results at a lower cost.
First-Party Application Providers
As a platform company, our primary focus is on building the foundation upon which other companies and software developers can create products and services driven by Powerful AI. However, as we continue to develop our own first-party applications, we may from time to time compete with enterprise software and application companies in select categories.
Status Quo
Beyond direct competition, the diffusion of Claude faces natural resistance to change within organizations.
Many enterprises operate with deeply entrenched legacy systems, established workflows, and institutional processes that have been refined over years or even decades. Adopting frontier AI capabilities such as Claude often requires significant organizational change management, including workforce retraining, process redesign, internal policy development, and shifts in corporate culture. These can introduce friction, cost, and perceived

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
risk that can delay or prevent adoption. Decision-makers may default to maintaining the status quo, particularly in highly regulated or risk-averse industries where the perceived downside of transformation outweighs the anticipated benefits.
We believe that the principal competitive factors in our market include:
•Our ability to maintain our singularity of focus and mission as a company;
•Our ability to remain at and continue to expand the frontier of intelligence;
•Our ability to continue hiring and retaining world-class research talent;
•Our continued focus on safe, reliable, and trustworthy intelligence;
•Our access to compute necessary to train and deploy AI models, which may be subject to supply constraints, capacity limitations, or allocation decisions by third-party providers;
•Our ability to improve the efficiency with which our models are trained and deployed;
•Our ability to secure financing on acceptable terms;
•Our ability to integrate research, product, and our go-to-market approach to ensure we continue building models and applications that serve our customers and allow us to generate revenue to fund our investments in remaining at the frontier;
•Our ability to continue maintaining our partnerships across infrastructure providers and distribution partners;
•Our ability to attract and retain customers who are building their products on the Claude Platform;
•Our ability to attract new customers and retain and expand sales to existing customers;
•Our ability to continue building applications that anticipate the needs of the market; and
•Our ability to navigate changes in the competitive landscape, including consolidation among competitors or customers and strategic partnerships between competitors.
We believe that we compete favorably across these factors and are uniquely positioned at the frontier of AI.
Intellectual Property
Our intellectual property is an important aspect of our business and helps us to maintain our competitive position. To establish and protect our rights in our proprietary technology, we rely upon a combination of trade secret, copyright, patent, and trademark laws and contractual restrictions such as confidentiality agreements, licenses, and intellectual property assignment agreements.
We control access to our intellectual property and confidential information through internal and external controls. Access to our most critical intellectual property is tightly controlled, with only a subset of our workforce able to view or modify these systems. We maintain a policy requiring our employees, contractors, consultants, and other third parties to enter into confidentiality and proprietary rights agreements to control access to and maintain non-disclosure of our proprietary information and to protect our property rights.
As part of our broader intellectual property strategy, we have invested in a patent program covering certain
technologies relevant to our business. As of           , we held            issued U.S. patents, with an additional
          U.S. patent applications pending, and            issued patents in foreign jurisdictions, with an additional patent applications pending. We continually review our development efforts to assess the existence and patentability of new intellectual property.
In addition to our patent program, we have an ongoing trademark and service mark registration program pursuant to which we register our brand names and product names, taglines, and logos in the United States and

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
other countries, to the extent we determine appropriate and cost-effective. As of           , we held            registered
trademarks in the United States, with an additional            applications pending, and            registered
trademarks in foreign jurisdictions, with an additional            applications pending.
We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Intellectual property laws and our procedures and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, misappropriated, or violated. For more information, see the section titled “Risk Factors—If we fail to adequately protect our intellectual property rights, our competitive position may be impaired, and we may lose valuable assets, generate reduced revenue, and incur costly litigation to protect our rights, which may adversely affect our business, financial condition, and results of operations.”
Government Regulation
We are subject to laws and regulations of various jurisdictions and government agencies affecting our operations and the provision of our models, platform, and applications. We believe that the responsible development of AI requires thoughtful governance, and we actively support efforts by governments and regulatory bodies to establish frameworks that promote safe, beneficial AI. We were founded on the premise that AI systems must be developed with safety and societal benefit as central priorities, and we believe that well-designed regulation can reinforce those values across the industry. Because AI development at the frontier is a relatively nascent and rapidly evolving field, the laws, regulations, and standards in place today were not necessarily designed with these technologies in mind. We have proactively engaged with legislators, regulators, and other stakeholders in the United States and internationally to promote the development of regulatory frameworks that we believe are good for society, our customers, and the long-term health of the economy, and we intend to continue doing so. For example, we entered into an agreement with the U.S. AI Safety Institute
(now the Center for AI Standards and Innovation) whereby we committed to provide access to our models for testing and evaluation before and after their public release, agreed to provide model access to the U.K. AI Safety
Institute (now the U.K. AI Security Institute) for pre-deployment testing consistent with our agreement with the
Center for AI Standards and Innovation, and publicly endorsed California’s Transparency in Frontier Artificial
Intelligence Act (SB 53).
As an AI technology company, we are subject to rapidly evolving and increasingly complex laws, regulations, and governmental review across multiple jurisdictions. New laws, rules, regulations, and changes to existing laws and regulations are continuously being adopted, implemented, and interpreted as governments worldwide develop frameworks to address AI development, deployment, and safety. The primary areas of regulation that affect our business include AI-related regulations, data privacy and security, export controls and trade regulations, and other matters such as intellectual property, employment and labor, competition and antitrust, consumer protection, and tax.
The following discussion addresses the most significant regulatory areas affecting our business.
AI-Related Regulation
Various governments and regulatory authorities in the United States and other countries have proposed, enacted, or are considering legislation, regulations, and guidance relating to AI model development and deployment, data usage, privacy, data protection, transparency, safety, consumer protection, content generation, intellectual property, cybersecurity, export controls, and competition. For example, in the United
States, AI regulation is developing at both federal and state levels. The National Institute of Standards and
Technology has developed the AI Risk Management Framework, which is currently voluntary but could potentially inform or shape future mandatory requirements. The FTC and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, other processing, and security of data. Various states have enacted or are considering enacting
AI-related legislation. In the EU, the EU AI Act establishes a risk-based framework categorizing AI systems by potential risk level. General-purpose AI models with systemic risks face obligations including transparency requirements, technical documentation, EU copyright compliance, and publication of training data summaries.
High-risk systems must meet requirements for risk management, data governance, documentation, transparency, human oversight, accuracy, robustness, and cybersecurity. Any actual or perceived non-
compliance could result in regulatory investigations, enforcement actions, and other actions, significant fines,

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
litigation, reputational harm, loss of customer trust, and interruptions in the availability or performance of our products or services; require unfavorable changes to existing products or services; and delay the introduction of future products or services, which could have an adverse effect on our business.
We have called for regulation and oversight of frontier AI development, including standards primarily relevant to the use of AI to accelerate AI development, so that safety, alignment, and security practices advance in proportion with capabilities. We have also proposed working with the U.S. government and other frontier AI developers to establish safety and evaluation standards. Certain of the approaches we support, if adopted, could increase our compliance burdens, limit our product development or deployment flexibility, affect how and when we develop or release new models, or otherwise slow our growth.
Data Privacy and Security
We collect, store, transfer, and otherwise process various types of data, including personal information, and are subject to numerous federal, state, local, and foreign laws and regulations addressing privacy, data protection, security, data localization, and the collection, use, transfer, and other processing of data. In the United States, these include comprehensive state privacy laws such as the California Consumer Privacy Act, which imposes obligations on us to, among other things, provide specific privacy disclosures, afford privacy rights such as abilities to opt out of certain processing, selling, or sharing of personal information, and expand consumer rights to personal information. On the federal level, the FTC and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, other processing, and security of data, some of which may be inconsistent. Outside of the United States, numerous foreign jurisdictions, including the EU, United Kingdom, and other jurisdictions in which we operate our business, have enacted similar laws and regulations that affect our business. For example, the EU General
Data Protection Regulation and the United Kingdom General Data Protection Regulation impose stringent requirements upon the processing of personal data. The EU’s Digital Services Act imposes requirements on online platforms, while the EU’s Data Act introduces rules on data switching and data sharing. With respect to security, the EU’s Network and Information Security Directive requires risk management and incident reporting. These laws and regulations may be subject to differing interpretations or conflict with the obligations imposed by other legal regimes, such as laws of the United States concerning government access to data.
Compliance with these laws and regulations requires significant investment in technical and organizational measures, and these laws and regulations are subject to frequent changes and evolving interpretations. Any actual or perceived non-compliance could result in regulatory investigations, enforcement actions, significant fines, litigation, reputational harm, loss of customer trust, interruptions in the availability or performance of our models, platform, and applications, requirements for unfavorable changes to existing models, platform, and applications, and delays in the introduction of future offerings, which could adversely affect our business.
Export Controls and Trade Regulations
As a global company, the provision of our models, platform, and applications across borders is subject to laws and regulations including international treaties, export controls, economic and trade sanctions laws, customs regulations, and local trade rules around the world. The scope, nature, and severity of such controls vary widely across different countries and may change frequently over time. Such laws, rules, and regulations may delay the introduction of our models, platform, and applications or impact our competitiveness through restricting our ability to do business in certain places or with certain entities and individuals. For example, the U.S.
Department of Commerce continues to tighten export controls and add firms to the Entity List, which identifies foreign parties that are subject to specific license requirements for the receipt of certain items. Obtaining the licenses needed to serve or otherwise do business with such parties could limit our ability to conduct business with certain potential customers.
Such restrictions have already affected our offerings directly. For example, in June 2026, the U.S. Department of Commerce imposed worldwide export restrictions on our Fable 5 and Mythos 5 models. In collaboration with the U.S. government and industry partners, we updated our safeguards, and we re-deployed our Fable 5 and
Mythos 5 models once the U.S. government lifted its restrictions. If similar restrictions were to be imposed in the future, they may limit our ability to recruit talent, to fully utilize our existing workforce, to continue to improve our models, and to make our products available internationally. For more information, see the section titled “Risk Factors—Governmental trade controls, including export and import controls, sanctions, customs requirements, and related regimes, could subject us to liability or loss of contracting privileges or limit our

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
ability to compete in certain markets.” Additionally, changes in the scope or application of export controls or other trade restrictions on AI accelerators and compute could impact our access to the infrastructure necessary to develop and deploy our models, platform, and applications. As this is an emerging technology area, governments are continuing to refine and could potentially expand the export controls and other trade restrictions applicable to AI models and related technologies. These restrictive governmental actions and any similar measures that may be imposed on U.S. companies by other governments could limit our ability to conduct business globally.
Other Regulations
In addition to the specific regulatory areas discussed above, we are subject to various other laws and regulations that affect our business. These include intellectual property laws governing patents, trademarks, and trade secrets. The evolving patent landscape for AI technologies creates risks of infringement claims and uncertain patent protection for our innovations. We may also be subject to evolving copyright regulations. Additionally, we are subject to employment and labor laws governing wages, employee classification, working conditions, benefits, non-discrimination, workplace safety, and termination, with worker misclassification and evolving standards potentially creating significant liabilities and increased labor costs. We are also subject to competition and antitrust laws in the United States, the EU, and other jurisdictions which prohibit anticompetitive conduct, and increased regulatory scrutiny of technology companies regarding market dominance, acquisitions, and AI systems could result in investigations, enforcement actions, significant fines, or requirements to modify business practices. We may also be subject to consumer protection laws which prohibit unfair or deceptive practices and may require disclosures about our AI systems, quality and safety standards, and protection from unfair practices, with violations resulting in enforcement actions and fines. We also face complex and evolving tax obligations across multiple jurisdictions, including income, sales, value-
added, and other taxes, with tax authorities potentially disagreeing with our positions and international tax developments affecting our effective tax rate. We are also subject to anti-corruption, anti-bribery, anti-money-
laundering, environmental, accessibility, advertising, and government procurement regulations. Failure to comply with these laws could result in enforcement actions, fines, penalties, litigation, reputational harm, and restrictions on our operations that could adversely affect our business, and the evolving regulatory landscape creates significant uncertainty regarding future compliance requirements.
See the sections titled “Risk Factors—Our business is subject to an evolving and uncertain regulatory and political environment, which could increase our costs, restrict our operations, or adversely affect demand for our models, platform, and applications,” “Risk Factors—We are subject to complex and evolving laws, regulations, and other legal obligations related to privacy and data protection, and any actual or perceived failure to comply with such obligations could adversely affect our business, financial condition, and results of operations,” “Risk Factors—Governmental trade controls, including export and import controls, sanctions, customs requirements, and related regimes, could subject us to liability or loss of contracting privileges or limit our ability to compete in certain markets” and “Business—Legal Proceedings—Other Matters” for more information regarding risks we face related to government regulation.
Facilities
Our headquarters is located in San Francisco, California. We also maintain international offices in Europe and
Asia-Pacific. We believe that our current office facilities are adequate to meet our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.
We also lease data centers in the United States and have committed billions towards expanding U.S. computing infrastructure. We are also pursuing data center capacity in jurisdictions outside the United States. We continue to evaluate new locations for future data centers, including in the United States and abroad.
Legal Proceedings
We are currently involved in, or may in the future be involved in, legal proceedings and claims that arise in the ordinary course of business, including those involving intellectual property disputes, compliance with regulatory requirements, government approvals and authorizations, labor and employment, anti-
discrimination, commercial disputes, competition, data privacy, customer complaints, and other matters relating to our technology, products, and services. In addition, third parties may from time to time assert claims

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
against us in the form of letters and other communications. For more information regarding legal proceedings and other claims in which we are involved, see the section titled “Legal Matters” in Note 13 to our consolidated financial statements included elsewhere in this prospectus.
Future litigation may be necessary or warranted to defend ourselves or our partners or to establish or assert our rights. The results of any current or future legal proceedings or litigation cannot be predicted with certainty, and regardless of the outcome, legal proceedings or litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.
Intellectual Property Matters
We have in the past been, are currently, and may in the future be involved in legal proceedings related to alleged violation and infringement of copyrights and other intellectual property, and in the ordinary course of business, we also receive correspondence from other purported rightsholders of intellectual property asserting potential claims of violation and infringement of such property.
A series of lawsuits has been filed against us in federal and state courts by plaintiffs asserting copyright infringement based on the use of copyrighted material to train our models. For example, in August 2024, a group of authors filed suit against us claiming infringement of copyrighted books in Bartz. Specifically, the class action plaintiffs alleged that in the process of building and operating our models, we unlawfully copied copyrighted works controlled by the authors. Though we dispute any allegation of wrongdoing with respect to the remaining claims, in September 2025, we entered into a settlement agreement with the plaintiffs to settle the case for $1.5 billion, which was approved by the district court in July 2026.
In each of the actions, we believe we have meritorious defenses and dispute any allegation of wrongdoing. Legal proceedings related to these matters can have an adverse effect on us because of defense and settlement costs individually and in the aggregate, diversion of management resources, and other factors.
Other Matters
In February 2026, in response to our publicly stated position that our technology should not be used for mass domestic surveillance or fully autonomous weapons, the President of the United States stated that he had directed that all federal executive agencies cease using our technology. At the same time, the Secretary of War directed the Department of War to designate Anthropic as a “supply-chain risk to national security” and stated
that “effective immediately, no contractor, supplier, or partner that does business with the United States military may conduct any commercial activity” with us. On March 4, 2026, the Department of War sent us two letters—one pursuant to 10 U.S.C. § 3252 and the other pursuant to Section 4713 of the FASCSA—asserting that our models, platform, and applications present a supply-chain risk. These actions referenced above are defined herein as “Challenged Actions.” We vigorously challenged these Challenged Actions in Anthropic PBC v.
Department of War, et al., Case No. 3:26-cv-01996 (N.D. Cal.) and Anthropic PBC v. Department of War, et
al., Case No. 26-1049 (D.C. Cir.). After first obtaining an order from the United States District Court for the
Northern District of California that preliminarily enjoined the Department of War’s directive and Section 3252 supply-chain risk designation of us and preliminarily enjoined the other defendant agencies from implementing the Presidential directive until final resolution of the lawsuit, we subsequently, on August 27, 2026, obtained an order from the United States District Court for the Northern District of California that largely granted summary judgment in our favor. The court ruled that the Challenged Actions were retaliatory acts meant to punish us for speech protected under the First Amendment to the United States Constitution and violated our rights under the Due Process Clause under the Fifth Amendment to the United States Constitution. The court also held that the Secretary of War’s actions, particularly with respect to 10 U.S.C. § 3252, violated the Administrative
Procedure Act because they were in excess of statutory authority, contrary to law, and arbitrary and capricious.
The court entered final judgment largely in our favor. The defendants filed a notice of appeal of the preliminary injunction. The D.C. Circuit Court of Appeals, however, denied our motion to stay the Secretary of War’s
Section 4713 designation of us as a supply-chain risk pending review on the merits. On September 25, 2026, in a 2-1 split decision, the D.C. Circuit Court of Appeals denied our petition for review, ruling that the Department of War’s Section 4713 supply-chain risk designation was proper, and that our rights under the First Amendment and Due Process Clause of the Fifth Amendment were not violated. We are evaluating our next steps with respect to the D.C. Circuit’s decision. We cannot predict the ultimate outcome of these lawsuits. While we continue to work with government agencies, we cannot be certain that the resolution of these lawsuits will not

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
adversely affect our ability to sell to government agencies and other customers that sell products and services to the U.S. government, and thus on our business, financial condition, and results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Our Governance Structure and Its Goals
Our novel capital and corporate governance structure has been carefully designed and differs significantly from that of other public companies. We strive to help bring humanity safely into an era where transformative AI exerts tremendous and potentially decisive influence over a broad range of human undertakings. Operating as a
PBC gives our board of directors the necessary latitude to balance the pecuniary interests of our stockholders, the best interests of those materially affected by our conduct, and our Company Purpose. In addition, a financially disinterested LTBT, which generally has the power to elect and remove a majority of the authorized members of our board of directors, is designed to supply both the incentives and insights for striking this balance appropriately. We also believe that our seven co-founders are distinctly equipped to be stewards of our mission.
Public Benefit Corporation
We are incorporated as a PBC under Delaware law, a structure that enables our commitment to AI safety and responsibility. PBCs are a class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner. As a PBC, we are required to balance (i) the pecuniary interests of our stockholders, (ii) the best interests of those materially affected by our conduct, and (iii) the Company Purpose.
This requires our board of directors to weigh multiple factors, including relevant long- and short-term externalities of decisions, alongside the pecuniary interests of our stockholders. To date, we have found that the safety and societal benefit of AI and consideration of the best interests of all key stakeholder groups have generally aligned with our long-term commercial success and stockholders’ long-term monetary interests.
However, as a PBC, we may make decisions that we believe appropriately balance the pecuniary interests of our stockholders, the best interests of those materially affected by our conduct, and the Company Purpose, but that negatively impact the short-, medium-, or long-term performance of our business or the market price of our
Class A common stock. There is limited judicial precedent interpreting the balancing requirement applicable to
PBCs under Delaware law, and there is therefore uncertainty as to how a court would view our directors’
balancing of these potentially competing interests. For a discussion of these risks, see “Risk Factors—Our focus on the long-term best interests of our company as a PBC, and the duty of our directors to balance the pecuniary interests of our stockholders, the best interests of those stakeholders materially affected by our conduct, and our Company Purpose, may conflict with short-, medium-, or long-term financial interests and business performance, which may negatively impact the value of our Class A common stock” and “Risk Factors—As a
Delaware public benefit corporation, we may be subject to increased litigation concerning our board of directors’ obligation to balance our stockholders’ pecuniary interests, the best interests of those materially affected by our conduct and our Company Purpose, the occurrence of which may have an adverse impact on our business, financial condition, and results of operations.”
In measuring our public benefit performance, our board of directors will consider the objectives set forth in our five mission pillars: that the technical problems of AI safety are solved, that AI safety is a universal practice backstopped by law, that AI strengthens democracy and global stability, that AI expands prosperity and human flourishing, and that AI’s benefits are shared by everyone. We may also address the additional interests of our customers, partners, employees, and other stakeholder constituencies that we may identify from time to time.
Neither our amended and restated certificate of incorporation nor our amended and restated bylaws will require that we measure our public benefit performance against an objective third-party standard, and our board of directors will be responsible for establishing and overseeing the standards by which to measure our public benefit performance against these objectives. We currently expect that our objectives and standards will be qualitative in nature and may evolve over time as our business grows and as our understanding of our public benefit impact develops.
As required by Section 366(b) of the DGCL, we will provide our stockholders no less than biennially with a statement assessing our promotion of the Company Purpose and of the best interests of those materially affected by our conduct. The statement will set out our objectives and standards and describe the actions we have taken. We intend to make the statement available to stockholders and the public through our website. We also expect to demonstrate our progress towards these goals by continuing to publish evidence-based research on our website regarding our work and its impact.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Long-Term Benefit Trust
We created the LTBT, which was designed to ensure that we are managed in a manner that responsibly balances our tripartite goals as a PBC: (i) the pecuniary interests of our stockholders, (ii) the best interests of those materially affected by our conduct, and (iii) the Company Purpose. The LTBT is organized as a common law “noncharitable purpose trust” under Delaware law and governed by the Long-Term Benefit Trust Amended and Restated Trust Agreement (the “Trust Agreement”). The LTBT is intended to operate as an independent body of Trustees with expertise in AI safety, national security, public policy, and social enterprise. The LTBT’s arrangements are designed to minimize the LTBT’s and the Trustees’ exposure to our financial performance and grant the Trustees sufficient independence to ensure we are striking this balance appropriately.
Through a special class of common stock, Class T common stock, the LTBT generally has the authority to elect and remove the Class T directors, who together will constitute a majority of the authorized members of our board of directors. Class T common stock has no economic rights.
Decisions regarding our business and affairs are made by our board of directors. While the LTBT has significant influence over our board of directors through its ability to generally elect and remove Class T directors, neither the LTBT nor the Trustees have decision-making authority in the day-to-day management or strategy setting of the company. The LTBT’s role is to select directors who are well-equipped to responsibly balance our tripartite goals as a PBC, and to support our management’s decision-making through advice and guidance. Certain actions, such as a merger, consolidation, or sale of all or substantially all of our assets, will require the approval of our board of directors pursuant to Delaware law, a majority of whom are elected by the LTBT.
Election and Removal of Directors
As the sole holder of Class T common stock, the LTBT generally has the authority to elect and remove the Class
T directors, who together will constitute a majority of the authorized members of our board of directors. The
Class T common stock will not vote on the election or removal of directors elected by the holders of our Class A common stock and Class F common stock, who will be elected or removed solely by the holders of Class A common stock and Class F common stock, voting together. For a discussion of the members of our board of directors who are currently Class T directors and those that will be Class T directors upon the completion of this offering, see the section titled “Management—Board of Directors.”
Prior to nominating or removing a director, the nominating party must provide at least 30 days’ notice to our
NGC, which notice period is waivable by our NGC in its discretion. Following the completion of this offering, our NGC will be composed of one Class T director and two directors who are not Class T directors and will act by majority vote.
With respect to one of the Class T director seats (the “Specified Class T Director”), the LTBT’s ability to nominate that director, to remove that director without cause, or to change the director designated as the
Specified Class T Director is subject to the concurrence of our NGC. If our NGC does not concur with such nomination, removal, or change in designation within 15 days of receiving notice, the matter will be submitted to a vote of the holders of our Class E common stock unless the LTBT elects to withdraw the notice. If submitted to a vote of the holders of Class E common stock, approval of the LTBT’s proposal will require a majority of the votes cast by the Class E common stock (subject to a quorum of a majority of the outstanding Class E common stock). The LTBT may withdraw any notice of nomination, removal, or change in designation at any time before the taking of such a vote. Any Class T director, including the Specified Class T Director, may be removed for cause without the concurrence of our NGC or the approval of the holders of our Class E common stock;
provided, however, that each of the LTBT and the Founder LLC has agreed to provide 30 calendar days’ notice to the other stockholder and the NGC prior to effecting a removal of any director for cause.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Changes to the LTBT and Class T Common Stock
The terms of the LTBT and the rights of the Class T common stock may be amended as follows (any of which, the “Trust Amendment Threshold”):
•if the Trustees are voting in favor of such amendments, upon approval of 80% of the authorized members of our board of directors and 80% of the Trustees then in office (in each case, rounded up or down to the nearest whole number (any exact 0.5 rounding up));
•if the Class F common stock remains outstanding and the Trustees are not voting in favor of such amendments:
◦until the third anniversary of the completion of this offering, upon approval by (i) the Class F common stock acting pursuant to the unanimous approval of the Continuing Founders, (ii) a majority of the votes cast by the Class E common stock (subject to a quorum of 40% of the outstanding Class E common stock), and (iii) a majority of the votes cast by the outstanding Class
A common stock (subject to a quorum of a majority of outstanding Class A common stock); or
◦at any time, upon approval by (i) the Class F common stock acting by decision of 66 2/3% of the
Continuing Founders (rounded up to the nearest whole number), (ii) 75% of the votes cast by the
Class E common stock (subject to a quorum of a majority of outstanding Class E common stock), and (iii) a majority of the votes cast by the Class A common stock (subject to a quorum of a majority of outstanding Class A common stock); or
•if no Class F common stock remains outstanding and the Trustees are not voting in favor of such amendments, upon approval of 85% of the outstanding shares of Class A common stock.
In addition, the Class T common stock may be redeemed by us for no consideration upon approval of persons comprising the above thresholds for amendments of the terms of the LTBT or the rights of the Class T common stock.
Trustees of the LTBT
The LTBT is governed by five Trustees. The Trustees have the authority to appoint the Trustees by majority vote of the Trustees then in office and to remove the Trustees by majority vote of the total number of authorized
Trustees or by the unanimous approval of the other Trustees then in office and the approval of the NGC, provided that the LTBT must provide at least 30 days’ prior written notice to our NGC before effecting any such appointment or removal. The notice period is waivable by our NGC in its discretion. Trustees may also be removed by order of the Court of Chancery of the State of Delaware upon petition by a person designated by the
Trust Agreement as having the power to enforce the agreement if a Trustee has engaged in disqualifying conduct and removal would best serve the purpose of the LTBT. Trustees will serve annual terms, and there is no limit to the number of terms a Trustee may serve. Trustees are selected based on their expertise in areas relevant to the LTBT’s purpose, including AI safety, national security, public policy, social enterprise, and related fields. In practice to date, the Trustees and company executives have collaborated closely on sourcing, interviewing, and selecting Trustees. Of the five authorized seats for Trustees, two are currently vacant.
Dr. Neil “Buddy” Shah has served as a Trustee and Chair of the LTBT since June 2023. Dr. Shah will also serve as an initial manager of the Public Benefit Entity. Dr. Shah has served as Chief Executive Officer of the Clinton
Health Access Initiative (“CHAI”), a global health organization focused on improving access to health services in low- and middle-income countries, since June 2022. Prior to joining CHAI, Dr. Shah served as Managing
Director of GiveWell, a nonprofit organization focused on directing charitable capital to cost-effective global health and development programs, and, before that, as co-founder and Chief Executive Officer of IDinsight, a global advisory, data analytics, and research organization. Dr. Shah serves on the boards of Prevail Fund, the
Institute to End Mass Incarceration at Harvard Law School, Educate Girls, Giving Green, and IDinsight. He
holds an A.B. in Economics from Harvard University, an M.D. with an emphasis in global health policy from
Albert Einstein College of Medicine, and an M.P.A. in International Development from Harvard Kennedy
School of Government.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Dr. Shah was selected to serve as a Trustee because of his expertise in global health, impact measurement, and social enterprise, and his experience evaluating the long-term societal effects of large-scale programs.
Richard Fontaine has served as a Trustee since April 2025. Mr. Fontaine has served as Chief Executive Officer of the Center for a New American Security (“CNAS”), a bipartisan national security research institution, since
February 2019, having previously served as President of CNAS from 2012 to 2019 and as Senior Fellow from
2009 to 2012. Mr. Fontaine serves concurrently as Executive Director of the Trilateral Commission’s North
America group, a position he has held since July 2019. Prior to joining CNAS and the Trilateral Commission,
Mr. Fontaine served as foreign policy advisor to Senator John McCain, including as advisor to the McCain 2008 presidential campaign and subsequently as Minority Deputy Staff Director of the Senate Armed Services
Committee. He has also served as Associate Director for Near Eastern Affairs at the National Security Council,
and he has held positions at the U.S. Department of State and on the staff of the Senate Foreign Relations
Committee. Mr. Fontaine holds a B.A. in International Relations from Tulane University and an M.A. in
International Affairs from the Johns Hopkins School of Advanced International Studies.
Mr. Fontaine was selected to serve as a Trustee because his extensive background in national security and foreign policy will address the growing intersection between AI capabilities and geopolitical risks.
Dr. Ben S. Bernanke has served as a Trustee since June 2026. Since 2014, Dr. Bernanke has been a
Distinguished Fellow in Economic Studies at the Brookings Institution, a public policy research organization.
Dr. Bernanke served as Chairman of the Board of Governors of the Federal Reserve System from February 2006 to January 2014, having been appointed to that position by Presidents George W. Bush and Barack Obama.
Prior to serving as Federal Reserve Chairman, Dr. Bernanke served as chairman of the President’s Council of
Economic Advisers and as a member of the Board of Governors of the Federal Reserve System. Before his
government service, Dr. Bernanke was a professor of economics and public affairs at Princeton University, where he also chaired the Economics Department. Subsequent to his government service, Dr. Bernanke served as chair of the Global Advisory Board of and senior advisor to Pacific Investment Management Company, a global fixed income investment management firm. Dr. Bernanke holds an A.B. in Economics from Harvard
University and a Ph.D. in Economics from the Massachusetts Institute of Technology. Dr. Bernanke was
awarded the Nobel Prize in Economics in 2022.
Dr. Bernanke was selected to serve as a Trustee because of his expertise in macroeconomics, financial systems, and institutional governance, and his experience overseeing large, consequential institutions during periods of systemic risk and uncertainty.
Certain Relationships and Transactions with the LTBT and its Trustees
We provide funding to the LTBT, which holds all of our Class T common stock, to support its operations and the compensation of its Trustees. In the years ended December 31, 2023, 2024, and 2025, we paid $2,716,750, $0, and $906,089, respectively, to the LTBT. During the six months ended June 30, 2026, we paid $8,425,213 to
the LTBT, and we expect to pay an additional $           between June 30, 2026 and the completion of this
offering. The LTBT is accounted for as a consolidated variable interest entity (“VIE”) on our balance sheet (see
Note 1 to our consolidated financial statements included elsewhere in this prospectus).
The Trust Agreement limits Trustee compensation to a reasonable cash amount fixed annually by the Trustees.
Each Trustee receives annual cash compensation of $400,000 for their service as a Trustee. In addition, Dr.
Shah receives annual cash compensation of $25,000 for his service as the Chair of the LTBT. Trustee compensation will not vary with or be conditioned upon the profits, or any action or inaction of our company.
The policies of the LTBT prohibit a Trustee from directly purchasing or holding any of our securities.
In addition, in August 2026, we made a $450,000 charitable donation to CNAS, of which Mr. Fontaine is the
Chief Executive Officer. The donation will be used to support CNAS research examining how AI is reshaping global competition, national security, international security, democratic governance, and other issues related to emerging technology and security.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Founder Voting Structure
We believe that our seven co-founders, Dario Amodei, Daniela Amodei, Tom Brown, Jack Clark, Jared Kaplan,
Sam McCandlish, and Christopher Olah, as a group, are distinctly equipped to be stewards of our mission. Our co-founders have been instrumental in building our leadership position and establishing the mission-driven values that define our company. In addition, Dr. Amodei serves as our Chief Executive Officer and a member of our board of directors and Ms. Amodei serves as our President and Chairperson of our board of directors. Their long-term strategic vision has been critical to our success and will continue to guide our future. In our highly competitive industry, success requires visionary leadership, strong direction, and the kind of decisiveness necessary to make bold investments, pursue transformative opportunities, and compete effectively against formidable competitors, while also balancing the pecuniary interests of our stockholders with the Company
Purpose and the best interests of those materially affected by our conduct.
We believe that our success depends in part on establishing a capital structure that enables our co-founders, management and board of directors to focus on strategic initiatives that create lasting value for our stakeholders, rather than facing pressure to prioritize short-term results or purely pecuniary objectives at the expense of our long-term vision and mission. Immediately prior to the completion of this offering, we will issue a single share of Class F common stock, a special class of our common stock, to the Founder LLC, a limited liability company of which our seven co-founders will initially be the sole members and that will be managed by its members. The Class F common stock will be entitled to an aggregate number of votes that equals 50.1% of the total voting power of our outstanding shares of capital stock as of the applicable record date with respect to matters submitted to stockholders generally, including the election of our directors other than the Class T directors.
The Class F common stock will be voted by the Founder LLC in a manner determined in accordance with the
Founder LLC Agreement. Generally, the Founder LLC will vote as determined by a majority of the members of the Founder LLC entitled to vote thereunder. Our seven co-founders will initially be the sole members. Upon the incapacity or death of any of our co-founders, a successor member may be admitted to the Founder LLC until the tenth anniversary of the completion of this offering. We refer to our seven co-founders and any successors in the Founder LLC as “Continuing Founders.”
When there have been fewer than three Continuing Founders (not including any successor member who is a
“Non-Qualifying Member” as defined in the Founder LLC Agreement) for 90 consecutive calendar days, a 450-
day transition period will commence (the “Class F Transition Period”). Upon completion of the Class F
Transition Period, all of the Class F common stock and Class E common stock then issued and outstanding will be redeemed by us for no consideration and certain other governance changes will take effect.
Regardless of the length of time that has elapsed since the completion of this offering or the circumstances that resulted in the removal of a Continuing Founder, one or more successor members may be admitted to the
Founder LLC during the Class F Transition Period as needed to ensure that there are three Continuing
Founders serving until completion of the Class F Transition Period. The admission of any successor member during the Class F Transition Period will not cure the event that commenced the Class F Transition Period or extend the Class F Transition Period.  For additional information, see the section titled “Description of Capital
Stock.”
A Continuing Founder will be removed from the Founder LLC upon the earliest to occur of (i) such Continuing
Founder’s resignation as a member of the Founder LLC; (ii) such Continuing Founder’s death or incapacity; (iii)
with respect to each of our seven original co-founders, such original co-founder’s ceasing to hold (together with such original co-founder’s related holders) on any record date for a vote of our stockholders a number of shares of Class A common stock (including shares subject to options, RSUs, and other convertible securities) equal to at least 2% of the shares of Class A common stock held by such original co-founder and their related holders as of the completion of this offering; (iv) such Continuing Founder’s removal for “cause” (as defined in the
Founder LLC Agreement), which includes specified competitive activities described in the Founder LLC
Agreement; (v) with respect to any successor member admitted to the Founder LLC prior to the commencement of the Class F Transition Period, other than a successor member who is a member during the Class F Transition
Period, the tenth anniversary of the completion of this offering; or (vi) with respect to each of our seven original co-founders, the commencement of a leave of absence approved by a Supermajority of the other Continuing
13 Benjamin Mann has been an integral part of Anthropic since its founding in January 2021 and, given his role in establishing
Anthropic, is often referred to as a co-founder. However, Mr. Mann is not a member of the Founder LLC nor a Continuing
Founder upon the completion of this offering, and accordingly will not participate in determining how the Class F common stock is voted. Except as set forth in this paragraph, references to our “co-founders” elsewhere in this prospectus do not include
Mr. Mann.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Founders, which may not be approved during the Class F Transition Period or if the grant of the leave of absence would itself cause the Class F Transition Period to commence.
Each Continuing Founder will be entitled to one vote when determining how the Class F common stock will be voted. If a majority of the Continuing Founders cannot agree on how the Class F common stock will be voted, then the Class F common stock will generally be voted proportionately with the votes of the Class A common stock cast on the matter (subject to a quorum of a majority of outstanding Class A common stock). With respect to certain matters, the Class F common stock will be voted “for” the proposal only if a greater threshold of
Continuing Founders agree, and if the greater threshold is not met, the Class F common stock will be voted
“against” the proposal. See the section titled “Description of Capital Stock—Class F Common Stock Voting
Mechanics.”
The Founder LLC Agreement will not govern the voting of any shares of our Class A common stock held by the co-founders or their related holders. Each co-founder (or their related holders) will be able to vote shares of our
Class A common stock held by them in their discretion, regardless of the manner in which the Founder LLC will vote the Class F common stock.
The voting power of the Class F common stock will not be impacted by future issuances of our capital stock that may cause economic or voting dilution to stockholders, such as issuances for capital raising purposes, acquisitions, or employee compensation. This structure will allow the Founder LLC to determine the outcome of matters submitted to a vote of our stockholders generally, including the election of those directors not elected by the LTBT, certain amendments to our organizational documents, and the approval by our stockholders of any merger, consolidation, sale of substantially all our assets, or other major corporate transaction requiring stockholder approval.
Our Co-Founders
Our seven co-founders co-founded Anthropic in January 2021. Each co-founder will initially be a member of the Founder LLC and a Continuing Founder for purposes of the Class F common stock structure described above. Brief biographical information about each co-founder is set forth below.13
Dario Amodei has served as our Chief Executive Officer and a member of our board of directors since co-
founding Anthropic in January 2021. See “Management—Executive Officers” for Dr. Amodei’s full biographical information.
Daniela Amodei has served as our President and a member of our board of directors since co-founding
Anthropic in January 2021. Ms. Amodei also currently serves as the Chairperson of our board of directors. See
“Management—Executive Officers” for Ms. Amodei’s full biographical information.
Tom Brown co-founded Anthropic in January 2021 and serves as our Chief Compute Officer, leading the technical organization responsible for securing, scaling, and effectively using our compute resources. Prior to co-founding Anthropic, Mr. Brown led the engineering of GPT-3 at OpenAI and, along with Dario Amodei, co-
invented deep RLHF, which was central to converting base LLMs into modern conversational assistants such as
Claude. He holds an M.Eng. in Computer Science from the Massachusetts Institute of Technology.
Jack Clark co-founded Anthropic in January 2021 and leads The Anthropic Institute, an effort to share research from across Anthropic with external partners and the public, working together to address the biggest questions posed by powerful AI systems. Prior to co-founding Anthropic, Mr. Clark served as Policy Director at OpenAI, where he was responsible for OpenAI’s engagement with governments and regulators on questions related to AI development. Before joining OpenAI, Mr. Clark was a technology journalist covering supercomputers, neural networks, and advanced technology, writing for publications including The Register and BusinessWeek. Mr.
Clark also authors “Import AI,” a widely read newsletter on AI research developments.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Jared Kaplan co-founded Anthropic in January 2021 and serves as our Chief Science Officer. Dr. Kaplan is a theoretical physicist and AI researcher and is one of the principal authors of the neural scaling laws that have shaped modern LLM development, which identify power-law relationships governing the performance of AI systems as a function of model size, dataset size, and compute; he also helped pioneer Constitutional AI. Prior to co-founding Anthropic, Dr. Kaplan was a researcher at OpenAI and an associate professor of physics at Johns
Hopkins University, where he taught courses on the foundations of deep learning. He holds a Ph.D. in Physics from Harvard University and a bachelor’s degree in Physics and Mathematics from Stanford University.
Sam McCandlish co-founded Anthropic in January 2021 and serves as our Chief Architect. Dr. McCandlish is a theoretical physicist and machine learning researcher specializing in large-scale model training and AI systems architecture. Prior to co-founding Anthropic, Dr. McCandlish made significant contributions to AI safety research at OpenAI, where he built and led a team focused on the science and scaling of machine learning; his work on scaling laws helped pave the way for large-scale advancements in AI, including the development of
GPT-3. He holds a Ph.D. in Physics from Stanford University and a bachelor’s degree in Mathematics and
Physics from Brandeis University.
Christopher Olah co-founded Anthropic in January 2021 and leads our interpretability research efforts. Prior to co-founding Anthropic, Mr. Olah led interpretability research at OpenAI and, before that, was a research scientist at Google Brain (now part of Google DeepMind). Mr. Olah is widely recognized as a foundational figure in the field of mechanistic interpretability. More broadly, his work has been widely cited across a range of topics in AI.
Philanthropy
We founded Anthropic on the belief that the most transformative technology in human history demands an extraordinary level of responsibility, and that responsibility extends far beyond building safe systems. We intend to direct a meaningful portion of our resources toward ensuring that frontier AI is safe and its benefits are broadly distributed, which we refer to as our public benefit initiatives. These initiatives include the Initial
Public Benefit Issuance and the future Public Benefit Issuances. In addition, our co-founders have each pledged to dedicate 80% of their personal equity in Anthropic to philanthropic causes. For additional information regarding these pledges, including related risks, see the section titled “Risk Factors—Risks Related to
Ownership of our Class A Common Stock.” Separate from the co-founders’ pledges, we also maintain a donation matching program through which employees can pledge a meaningful portion of their equity awards toward charitable giving, which we match with shares of our Class N common stock. Further, certain donor-advised funds may from time to time receive donations of shares directly from us or from one or more of our stockholders, and we are party to certain irrevocable proxy agreements with such donor-advised funds, as described under “Certain Relationships and Related Person Transactions—Irrevocable Proxy Agreements.”
Class E Common Stock
The Class E common stock will not have any right to vote except on certain specified matters (or as otherwise required by law): the nomination or proposed removal of the Specified Class T Director or a change in the director designated as the Specified Class T Director (in circumstances where our NGC does not concur with the
LTBT’s proposed action) and certain proposals to amend the terms of the LTBT and the rights of the Class T common stock or to redeem the Class T common stock.
When voting upon a proposal to nominate or remove the Specified Class T Director or a change in the director designated as the Specified Class T Director (in circumstances where our NGC does not concur with the LTBT’s proposed action), the requisite approval of the Class E common stock will require a majority of votes cast by the
Class E common stock and quorum will require the presence, in person or by proxy, of a majority of the outstanding shares of Class E common stock.
When voting on a proposal to amend the terms of the LTBT or the rights of the Class T common stock or to redeem the Class T common stock, in addition to the requisite approval of the Class A common stock as

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
described more fully in “Changes to the LTBT and Class T Common Stock” section above, the requisite approval of the Class E common stock will require:
•until the third anniversary of the completion of this offering, if the Class F common stock is acting pursuant to the unanimous approval of the Continuing Founders, a majority of the votes cast by the
Class E common stock (subject to a quorum of 40% of the outstanding Class E common stock); or
•at any time when the Class F common stock remains outstanding, 75% of the votes cast by the Class E common stock (subject to a quorum of a majority of outstanding Class E common stock).
Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, will authorize Class E common stock, which will be issued to our employees as follows: (i) one share of Class E common stock for each six months of employment completed with us and (ii)
one share of Class E common stock for each share of Class A common stock that such employee has pledged to donate through our donation matching program, or any similar program we may establish in the future. The timing for issuing the Class E common stock will be determined after the closing of this offering. Our co-
founders will not receive any shares of Class E common stock, and to the extent that a holder of Class E common stock later serves as a successor to any co-founder’s interest in the Founder LLC, they will not be able to vote any Class E common stock they hold during the period of such service.
Following an employee’s separation from employment with us other than for cause, one-half of such employee’s then-outstanding shares of Class E common stock will be automatically redeemed by us annually, and all of such employee’s shares will be automatically redeemed upon such employee’s death, incapacity, termination for cause, or commencement of service with a direct competitor. All shares of Class E common stock will also be automatically redeemed at such time as no Class F common stock remains outstanding. Any redemption of
Class E common stock will be made for no consideration.
Board Governance
Decisions regarding our business and affairs are made by our board of directors. Collectively, the LTBT and the
Founder LLC will have the ability to elect all members of our board of directors. Regardless of the class or classes of stock by which a director is elected, there is no limit to the number of terms a director may serve.
While the LTBT has significant influence over our board of directors through its ability to generally elect and remove a majority of the authorized members of our board of directors, neither the LTBT nor the Trustees have decision-making authority in the day-to-day management or strategy setting of the company. The LTBT’s role is to select directors who are well-equipped to make decisions in furtherance of the Company Purpose, and to support our management’s decision-making through advice and guidance. The Trustees aim to choose directors who have the necessary business skills, experience, and expertise to oversee the management of our business effectively and in a manner that responsibly balances (i) the pecuniary interests of our stockholders, (ii) the best interests of those materially affected by our conduct, and (iii) the Company Purpose.
The Founder LLC will also have significant influence over our business and affairs through its ability to vote the
Class F common stock, which is entitled to an aggregate number of votes that equals 50.1% of the total voting power of our outstanding shares of capital stock as of the applicable record date with respect to matters submitted to stockholders generally. The Founder LLC will be able to elect and remove the directors who are not Class T directors and determine the outcome of all matters submitted to a vote of our stockholders generally
(including the approval of any merger, sale of our company, or other significant corporate transaction requiring stockholder approval) for the foreseeable future.
We are considered a “controlled company” within the meaning of the Nasdaq Global Select Market corporate governance requirements because the LTBT, as the sole holder of our Class T common stock, generally has the power to elect a majority of the authorized members of our board of directors. As such, we are permitted to opt out of compliance with certain Nasdaq Global Select Market corporate governance requirements. Accordingly, if we elect not to comply with certain requirements, you will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq Global Select Market corporate governance requirements. Although we qualify as a “controlled company,” we do not expect to rely on this exemption except with respect to our NGC, which will not consist entirely of independent directors. Our board of directors

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
currently consists of a majority of independent directors and our audit and compensation committees currently consist entirely of independent directors.
Sunset Provisions

	Class T Sunset Time	Class F Sunset Time
Trigger
The Class T Sunset Time occurs when no Class T
common stock remains outstanding, including due
to the redemption of the Class T common stock or
an amendment to the rights of the Class T common
stock that eliminates the Class T common stock,
which in each case requires the approval of persons
comprising the Trust Amendment Threshold. The
Trust Amendment Threshold may be satisfied as
follows:
•if the Trustees are voting in favor of the action,
upon approval of 80% of the authorized
members of our board of directors and 80% of
the Trustees then in office (in each case,
rounded up or down to the nearest whole
number (any exact 0.5 rounding up));
•if the Class F common stock remains
outstanding and the Trustees are not voting in
favor of such amendments:
◦until the third anniversary of the completion
of this offering, upon approval by (i) the
Class F common stock acting pursuant to the
unanimous approval of the Continuing
Founders, (ii) a majority of the votes cast by
the Class E common stock (subject to a
quorum of 40% of the outstanding Class E
common stock), and (iii) a majority of the
votes cast by the outstanding Class A
common stock (subject to a quorum of a
majority of outstanding Class A common
stock); or
◦at any time, upon approval by (i) the Class F
common stock acting by decision of 66 2/3%
of the Continuing Founders (rounded up to
the nearest whole number), (ii) 75% of the
votes cast by the Class E common stock
(subject to a quorum of a majority of
outstanding Class E common stock), and (iii)
a majority of the votes cast by the Class A
common stock (subject to a quorum of a
majority of outstanding Class A common
stock); or

The Class F Sunset Time occurs on the earlier
of (i) the time when no Class F common stock
remains outstanding, including due to the
redemption of the Class F common stock
agreed to by a Supermajority of the
Continuing Founders or upon the dissolution
of the Founder LLC, and (ii) the completion
of the Class F Transition Period. The Class F
Transition Period commences when there
have been fewer than three Continuing
Founders (not including any successor
member who is a “Non-Qualifying Member”
as defined in the Founder LLC Agreement)
for 90 consecutive calendar days.
A Continuing Founder will be removed from
the Founder LLC upon the earliest to occur of
(i) such Continuing Founder’s resignation as
a member of the Founder LLC; (ii) such
Continuing Founder’s death or incapacity;
(iii) with respect to each of our seven original
co-founders, such original co-founder’s
ceasing to hold (together with such original
co-founder’s related holders) on any record
date for a vote of our stockholders a number
of shares of Class A common stock (including
shares subject to options, RSUs, and other
convertible securities) equal to at least 2% of
the shares of Class A common stock held by
such original co-founder and their related
holders as of the completion of this offering;
(iv) such Continuing Founder’s removal for
“cause,” which includes specified competitive
activities described in the Founder LLC
Agreement; (v) with respect to any successor
member admitted to the Founder LLC prior
to the commencement of the Class F
Transition Period, other than a successor
member who is a member during the Class F
Transition Period, the tenth anniversary of
the completion of this offering; or (vi) with
respect to each of our seven original co-
founders, the commencement of a leave of
absence approved by a Supermajority of the
other Continuing Founders, which may not
be approved during the Class F Transition
Period or if the grant of the leave of absence
would itself cause the Class F Transition
Period to commence.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83

Class T Sunset Time	Class F Sunset Time

•if no Class F common stock remains
outstanding and the Trustees are not voting in
favor of such amendments, upon approval of
85% of the outstanding shares of Class A
common stock.
The Class T Sunset Time does not occur
automatically upon the lapse of time or the
occurrence of specific events. Any action resulting
in the occurrence of the Class T Sunset Time
requires approval of persons comprising the Trust
Amendment Threshold.
The Class T Sunset Time, once triggered, is not
subject to extension, delay or waiver.

Removals due to resignation, death, or the
occurrence of the tenth anniversary of the
completion of this offering occur
automatically without any determination by
any other person. Removals due to incapacity
require determination by a qualified
physician jointly selected by the affected
Continuing Founder and a majority of the
other Continuing Founders (in the case of
physical or mental impairment) or
determination by a Supermajority of the
other Continuing Founders (in the case of
wrongful imprisonment, unlawful detention,
or captivity or restraint), subject to the
affected Continuing Founder’s right to
contest such determination. Removals due to
cause require an affirmative determination
by a Supermajority of the other Continuing
Founders, subject to the affected Continuing
Founder’s right to contest such
determination or, in the case of specified
categories of cause, to cure the basis for such
removal.
Removals due to incapacity, cause or the
failure to maintain the minimum ownership
threshold require prior written notice from
the Founder LLC by action of a majority of
the other Continuing Founders.
If a Continuing Founder is removed due to
death or incapacity during the first ten years
following the completion of this offering, a
successor member may be admitted to the
Founder LLC and will count toward the three
Continuing Founders required to avoid
triggering the Class F Transition Period until
the tenth anniversary of the completion of
this offering.
The Class F Sunset Time, once triggered, is
not subject to extension, delay or waiver.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83

	Class T Sunset Time	Class F Sunset Time
Changes in Voting Power and Director Election and Removal Rights
Prior to the Class T Sunset Time, the LTBT, as the
sole holder of Class T common stock, will generally
have the authority to elect and remove the Class T
directors, who constitute a majority of the
authorized members of our board of directors. The
share of our Class T common stock has no voting
rights with respect to matters submitted to
stockholders generally, except as set forth within
our amended and restated certificate of
incorporation, including with respect to the election
of a majority of our board of directors or as required
by law.
Following the Class T Sunset Time, if the Class F
common stock remains outstanding, the Class A
common stock and the Class F common stock,
voting together as a single class, will elect all of our
directors. Because the Class F common stock is
entitled to an aggregate number of votes equal to
50.1% of the total voting power of our outstanding
shares of capital stock, the Founder LLC would have
the ability to determine the outcome of all matters
submitted to a vote of stockholders generally,
including the election of all directors.
If neither the Class T common stock nor Class F
common stock remains outstanding, the Class A
common stock would have the ability to determine
the outcome of all matters submitted to a vote of
stockholders generally, including the election of all
directors.

Prior to the Class F Sunset Time, the Class F
common stock will be entitled to an
aggregate number of votes that equals 50.1%
of the total voting power of our outstanding
shares of capital stock as of the applicable
record date and, together with the Class A
common stock, voting together as a single
class, will elect the directors other than the
Class T directors and decide all other matters
put to a vote of stockholders generally.
Immediately after the Class F Sunset Time, if
the Class T common stock remains
outstanding, the LTBT would continue to
have the authority to elect and remove the
Class T directors, who would constitute a
majority of the authorized members of our
board of directors. However, the LTBT will
no longer need to comply with the
procedures for nomination, removal or
change in the Class T director designated as
the Specified Class T Director. In such a case,
the Class A common stock would elect and
remove the remaining directors and decide
all other matters put to a vote of stockholders
generally.
If neither the Class T common stock nor
Class F common stock remains outstanding,
the Class A common stock would have the
ability to determine the outcome of all
matters submitted to a vote of stockholders
generally, including the election of all
directors.

For more information about our governance structure, see the sections titled “Risk Factors—Risks Related to our Governance Structure” and “Description of Capital Stock.”

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Management
Executive Officers and Directors
The following table provides information regarding our executive officers and directors as of           , 2026:

Name	Age	Position(s)	Electing Class(es) of Stock Following this Offering*
Executive Officers:
Dario Amodei	43	Chief Executive Officer, Co-Founder, and Director	Classes A and F
Daniela Amodei(2)	39	President, Co-Founder, Chairperson, and Director	Classes A and F
Krishna Rao	43	Chief Financial Officer
Non-Employee Directors:
Reed Hastings(1)(2)	65	Director	Class T
Christopher Liddell(1)(4)	68	Director	Class T
Vas Narasimhan(3)	50	Director	Class T
Yasmin Razavi(2)(3)	37	Director	Classes A and F
______________
*Upon completion of this offering, the holder of our Class T common stock will generally be entitled to elect a majority of the authorized members of our board of directors. The holders of our Class A common stock and Class F common stock, voting together as a single class, will be entitled to elect the remaining members of our board of directors.
(1)Member of our audit committee
(2)Member of our NGC
(3)Member of our compensation committee
(4)Specified Class T Director
Executive Officers
Dario Amodei. Dr. Amodei has served as our Chief Executive Officer and a member of our board of directors since co-founding Anthropic in January 2021. Prior to co-founding Anthropic, Dr. Amodei served as Vice
President of Research, among other positions, at OpenAI, an AI research lab, from July 2016 to December
2020. Before joining OpenAI, Dr. Amodei served as a Senior Research Scientist at Google Brain, an AI research team at Google, from October 2015 to June 2016. Dr. Amodei completed a postdoctoral fellowship at Stanford
University School of Medicine. Dr. Amodei holds a Ph.D. in Biophysics from Princeton University and a B.S. in
Physics from Stanford University. We believe that Dr. Amodei is qualified to serve on our board of directors because of the perspective and experience he brings from his deep expertise in the AI industry and as our Chief
Executive Officer and as a co-founder.
Daniela Amodei. Ms. Amodei has served as our President and a member of our board of directors since co-
founding Anthropic in January 2021. Ms. Amodei also currently serves as the Chairperson of our board of directors. Prior to co-founding Anthropic, Ms. Amodei held several positions at OpenAI, an AI research lab, including Vice President of Safety and Policy, Vice President of People, and Engineering Manager, between
October 2018 and December 2020. Before joining OpenAI, Ms. Amodei was a Risk Manager, among other positions, at Stripe, a financial technology and payment processing company, from May 2013 to July 2018. Ms.
Amodei holds a B.A. in English Literature from the University of California, Santa Cruz. We believe that Ms.
Amodei is qualified to serve on our board of directors because of the perspective and experience she brings through her deep expertise in the AI industry and as our President and as a co-founder.
Krishna Rao. Mr. Rao has served as our Chief Financial Officer since April 2024. Prior to joining Anthropic,
Mr. Rao served as Chief Financial Officer at Fanatics Commerce, an online sports merchandise and retail platform, from May 2023 to April 2024. Before that, he served as the Chief Financial Officer of Cedar, a healthcare technology company, from July 2021 to May 2023. From October 2015 to July 2021, Mr. Rao held several key positions at Airbnb, a global vacation rental and hospitality platform, including Global Head of
Corporate & Business Development and Director of Financial Planning & Analysis. Prior to Airbnb, Mr. Rao
was a Principal in the Private Equity Group at Blackstone, a global investment firm, from September 2011 to
September 2015. Mr. Rao began his career as a strategy consultant at Bain, a global management consulting

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
firm, from September 2005 to July 2008. Mr. Rao holds a J.D. from Yale Law School and an A.B. in Economics from Harvard College.
Non-Employee Directors
Reed Hastings. Mr. Hastings has served as a member of our board of directors since May 2025. Mr. Hastings co-founded Netflix, a global streaming service, and served as Netflix’s Chief Executive Officer and President from 1999 to January 2023, Executive Chairman from January 2023 to April 2025, and Chairman of the board from April 2025 to June 2026. Prior to Netflix, Mr. Hastings founded Pure Software, a software development tools company, in 1991 and served as its Chief Executive Officer until its acquisition by Rational Software in
1997. Mr. Hastings currently serves on the board of Bloomberg, a financial data and media company. Mr.
Hastings holds an M.S.C.S. in Artificial Intelligence from Stanford University and a B.A. in Mathematics from
Bowdoin College. We believe that Mr. Hastings is qualified to serve as a member of our board of directors because of his extensive board experience at major technology companies, his demonstrated commitment to responsible innovation and its societal impact, his deep understanding of technology’s transformative potential, and his philanthropic focus on education and AI’s impact on humanity.
Christopher Liddell. Mr. Liddell has served as a member of our board of directors since February 2026. In the private sector, Mr. Liddell has served as the Chief Financial Officer of several public companies, including
Microsoft and International Paper, and served as Vice Chairman and Chief Financial Officer at General Motors.
Mr. Liddell has served as a Director of Commonwealth Fusion Systems, a fusion power company, since March
2025, and as a Director of the Council on Foreign Relations, a nonpartisan U.S. think tank focused on foreign policy and international affairs, since July 2025. He has also held positions with the U.S. government from
January 2017 to January 2021, including serving at the White House as the Deputy Chief of Staff, Director of
Strategic Initiatives, and as a member of the American Technology Council. Mr. Liddell holds a Master of
Philosophy from the University of Oxford and a Bachelor of Engineering from the University of Auckland. We believe that Mr. Liddell is qualified to serve as a member of our board of directors because of his wide range of experience from his corporate and public service career and his deep expertise in the financial management of publicly listed companies.
Vasant “Vas” Narasimhan. Dr. Narasimhan has served as a member of our board of directors since April
2026. Dr. Narasimhan has served as the Chief Executive Officer of Novartis AG, a global medicine company, since February 2018. He joined Novartis in April 2005 and has held numerous leadership roles across the organization, including Global Head of Drug Development and Chief Medical Officer from February 2016 to
January 2018 and Global Head of Development from September 2014 to February 2016. Dr. Narasimhan holds an M.D. from Harvard Medical School, an M.P.P. from the Harvard Kennedy School, and a B.A. in Biology from the University of Chicago. We believe that Dr. Narasimhan is qualified to serve as a member of our board of directors because of his extensive experience leading a large global public company in a highly regulated industry and his track record of responsibly stewarding breakthrough science at scale.
Yasmin Razavi. Ms. Razavi has served as a member of our board of directors since March 2023. Ms. Razavi joined Spark Capital, a venture capital firm, in July 2017 and has served as a General Partner since March
2020. Prior to joining Spark Capital, Ms. Razavi served as an investor at Index Ventures, a venture capital firm, from August 2014 to August 2015, and as a consultant at McKinsey & Company, a business management consulting firm, from August 2012 to August 2014. Ms. Razavi holds an M.B.A. from Harvard Business School and a Bachelor of Applied Science and Engineering from the University of Toronto. We believe that Ms. Razavi is qualified to serve as a member of our board of directors because of her experience in venture capital and growth-stage investing, her deep expertise in enterprise go-to-market strategies, and her understanding of the technology sector and scaling high-growth companies.
Family Relationships
Dario Amodei, our Chief Executive Officer and a member of our board of directors, and Daniela Amodei, our
President and Chairperson of our board of directors, are siblings. There are no other family relationships among any of our executive officers or directors.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Code of Business Conduct and Ethics
Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers, and directors, including our Chief Executive Officer, President, Chief Financial Officer, and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page of our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.
Board of Directors
Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of six directors. Pursuant to our current certificate of incorporation and amended and restated voting agreement, our current directors were elected as follows:
•Dr. Amodei, as our Chief Executive Officer, was elected by holders of our Voting Common Stock (as defined in our current certificate of incorporation) (excluding shares of Voting Common Stock issued or issuable upon conversion of the shares of our redeemable convertible preferred stock);
•Mr. Liddell was elected as the designee nominated by holders of our Voting Common Stock (excluding shares of Voting Common Stock issued or issuable upon conversion of the shares of our redeemable convertible preferred stock);
•Ms. Razavi was elected by holders of our Senior Voting Preferred Stock (as defined in our current certificate of incorporation); and
•Ms. Amodei, Mr. Hastings, and Dr. Narasimhan were elected as the designees nominated by the LTBT as the holder of our Class T common stock.
Our amended and restated voting agreement will terminate and the provisions of our current certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. Each of our current directors will continue to serve as a director until the next annual meeting and until the election and qualification of their successor, or until their earlier death, resignation, or removal.
Upon the completion of this offering, our board of directors will consist of seven authorized directors, elected as follows:
•The holder of our Class T common stock, the LTBT, will generally have the authority to elect and remove the four Class T directors, subject to the procedures described in the section titled “Our
Governance Structure and Its Goals—Long-Term Benefit Trust—Election and Removal of Directors.”
The initial Class T directors will be Mr. Hastings, Dr. Narasimhan, Mr. Liddell, and one vacancy. Mr.
Liddell will serve as the Specified Class T Director.
•The holders of our Class F common stock and Class A common stock, voting together as a single class, will have the authority to elect and remove the remaining three directors, who will initially be Dr.
Amodei, Ms. Amodei, and Ms. Razavi.
For additional information, see the sections titled “Description of Capital Stock” and “Our Governance
Structure and Its Goals.”
Director Terms
Our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering will provide that prior to the Class F Sunset Time, we will not have a classified board of directors, and all directors will be elected for annual terms. Each director’s term will continue until the next annual meeting and until the election and qualification of their successor, or their earlier death, resignation, or removal.
Following the Class F Sunset Time, our board of directors will shift to having a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. At such time,

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
each of our directors would be assigned by the then-current board of directors to a class. If the Class T common stock remains outstanding, the Class T directors and the remaining directors shall be allocated among the classes so that each class includes a proportionate number of Class T directors and other directors. Upon expiration of the term of a class of directors, directors for that class would each be elected for a three-year term at the annual meeting of stockholders in the year in which that term expires. As a result, only one class of directors would be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term would continue until the third annual meeting of stockholders following their election and until his or her successor has been elected and qualified, or until his or her earlier death, resignation, or removal. Any increase or decrease in the number of directors would be distributed among the three classes so that, as nearly as practicable, each class would consist of one-
third of our directors.
Regardless of the class or classes of stock by which a director is elected, there is no limit to the number of terms a director may serve.
Stockholder Meetings and Actions by Written Consent
Our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering will provide that, for so long as the Class F common stock or Class T common stock remains outstanding, our stockholders may act by written consent with respect to certain actions, including any action to elect or remove directors. Although stockholders will have the ability to take these actions by written consent, we value the perspectives of all of our stockholders and, in accordance with the listing standards of the
Nasdaq Global Select Market, we expect to hold an annual meeting of stockholders and to solicit the votes of holders of our Class A common stock in respect of relevant matters to be considered at such meeting, including the election of our directors who are not Class T directors.
Board Leadership
Our board of directors has appointed Daniela Amodei to serve as Chairperson of the Board. As Chairperson,
Ms. Amodei will preside over meetings of our board of directors and stockholders, advise the Chief Executive
Officer, and perform such other duties as specified in our amended and restated bylaws or as determined by our board of directors from time to time.
Our board of directors has appointed Reed Hastings to serve as Lead Independent Director. As Lead
Independent Director, Mr. Hastings will, among other things, preside over meetings of our independent directors, advise the Chairperson on the scheduling and agenda for board meetings and any other matters of concern to the independent directors, serve as a liaison between the Chairperson and the independent directors, and perform such other duties as specified in our amended and restated bylaws or as determined by the independent directors from time to time. Our board of directors believes that having a Lead Independent
Director is an important component of sound corporate governance and provides an effective check and balance to ensure that our board of directors can operate independently of management where appropriate, including with respect to performance evaluation and compensation matters.
Director Independence and Controlled Company Exemption
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment, and affiliations, our board of directors has determined that Mr. Hastings, Mr. Liddell, Dr. Narasimhan and Ms. Razavi do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the Nasdaq
Global Select Market. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Person Transactions.”
We are considered a “controlled company” within the meaning of the Nasdaq Global Select Market corporate governance requirements because the LTBT, as the sole holder of our Class T common stock, generally has the

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
power to elect a majority of the authorized members of our board of directors. As a result, we may elect not to comply with certain corporate governance requirements, including:
•the requirement that a majority of our board of directors consist of independent directors;
•the requirement that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•the requirement that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.
If we elect not to comply with certain requirements, you will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq Global Select Market corporate governance requirements. Although we qualify as a “controlled company,” we do not expect to rely on this exemption except with respect to our NGC, which will not consist entirely of independent directors. Our board of directors currently consists of a majority of independent directors and our audit and compensation committees currently consist entirely of independent directors. In the event that we cease to be a “controlled company” and our Class
A common stock continues to be listed on the Nasdaq Global Select Market, we will be required to comply with the provision that our NGC be comprised entirely of independent directors within the applicable transition period.
Committees of the Board of Directors
Our board of directors has established an audit committee, a compensation committee, and an NGC. The composition and responsibilities of each of the committees of our board of directors are described below.
Members will serve on these committees until their resignation or as otherwise determined by our board of directors.
Audit Committee
Following the completion of this offering, our audit committee will consist of Mr. Liddell, Mr. Hastings and one vacancy, with Mr. Liddell serving as Chairperson. We expect to take advantage of a phase-in period under the
Nasdaq Global Select Market corporate governance requirements that allows us to have at least one member on the audit committee upon the listing date of our Class A common stock, at least two members within 90 days of the listing date and at least three members within one year of the listing date. Our audit committee will consist of three members within one year of the listing date. In addition, each member of the audit committee will meet the requirements for independence under the listing standards of the Nasdaq Global Select Market and Rule
10A-3 under the Exchange Act. Each member of our audit committee will also meet the financial literacy and sophistication requirements of the listing standards of the Nasdaq Global Select Market. We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-
Oxley Act and all applicable SEC rules and regulations. Our board of directors has determined that each of Mr.
Liddell and Mr. Hastings meets the requirements for independence under the listing standards of the Nasdaq
Global Select Market and Rule 10A-3 under the Exchange Act, and each is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following the completion of this offering, our audit committee will, among other things:
•select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;
•help to ensure the independence and performance of the independent registered public accounting firm;
•discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
•prepare the report of the audit committee for inclusion in our proxy statements to be filed with the
SEC;
•develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
•review our policies on risk assessment and risk management;
•review related person transactions; and
•approve or, as required, pre-approve, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.
Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the Nasdaq Global
Select Market.
Compensation Committee
Following the completion of this offering, our compensation committee will consist of Dr. Narasimhan and Ms.
Razavi, with Dr. Narasimhan serving as Chairperson. Dr. Narasimhan and Ms. Razavi will meet the requirements for independence under the listing standards of the Nasdaq Global Select Market. Each of Dr.
Narasimhan and Ms. Razavi will also be a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. Following the completion of this offering, our compensation committee will, among other things:
•review, approve, and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;
•review, approve, and determine officer and executive compensation goals, policies, plans, and programs;
•administer our equity compensation plans, to the extent such authority is delegated by our board of directors;
•review and approve and make recommendations to our board of directors regarding incentive compensation and equity compensation plans;
•review and approve the terms of any employment agreements, severance arrangements, change in control protections, indemnification agreements, and other similar arrangements between us and our officers and other key executives;
•appoint and oversee any compensation consultants;
•review with management our disclosures under the caption “Compensation Discussion and Analysis”
in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement; and
•establish and review general policies relating to compensation and benefits of our employees.
Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the Nasdaq
Global Select Market.
Nominating and Corporate Governance Committee
Following the completion of this offering, our NGC will consist of Ms. Amodei, Mr. Hastings, and Ms. Razavi, with Ms. Amodei serving as Chairperson. Mr. Hastings and Ms. Razavi will meet the requirements for

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
independence under the listing standards of the Nasdaq Global Select Market. We will utilize the “controlled company” exemption from having an NGC composed entirely of independent directors, and our NGC will be composed of one Class T director and two directors who are not Class T directors. We believe that the composition and functioning of our NGC complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. Following the completion of this offering, our NGC will, among other things:
•assist the board of directors in evaluating individuals to become members of our board of directors, including through the exercise of governance rights conferred upon the NGC pursuant to our governing documents;
•evaluate the performance of our board of directors and its committees;
•consider and make recommendations to our board of directors regarding the skills, experience, characteristics, and other criteria for evaluating directors;
•evaluate the adequacy of our corporate governance practices; and
•develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.
In connection with our novel corporate governance structure, our NGC will also have the right to receive 30 days’ prior written notice of any nomination of persons to serve as a director by the LTBT or the Founder LLC or the proposed removal of such directors, as well as appointments and removals of the Trustees of the LTBT.
Our NGC may waive such notice periods in its discretion. With respect to the Specified Class T Director, the
LTBT’s ability to nominate or remove that director or change the director designated as the Specified Class T
Director is subject to the concurrence of our NGC. These procedural requirements are intended to promote collaboration between the LTBT Trustees and our leadership in identifying and sourcing candidates to serve as
LTBT Trustees or members of our board of directors, and do not give our board of directors the substantive ability to limit the LTBT’s freedom to elect directors of its choosing. However, with respect to the Specified
Class T Director, if our NGC does not concur with such nomination, removal, or change within 15 days of receiving notice, the matter may be submitted to a vote of the holders of our Class E common stock. When voting upon a proposal to nominate, remove, or change the Specified Class T Director, the requisite approval of the Class E common stock will require a majority of votes cast by the Class E common stock and quorum will require the presence, in person or by proxy, of a majority of the outstanding shares of Class E common stock.
The LTBT may withdraw any notice of nomination or removal at any time before the taking of such a vote.
Our NGC will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the Nasdaq Global Select Market.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is or has been an officer or employee of our company.
None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee. See the section titled “Certain Relationships and Related Person Transactions” for more information about related person transactions involving members of our compensation committee or their affiliates.
Non-Employee Director Compensation
Mr. Hastings, Ms. Razavi, and our employee directors, Dr. Amodei and Ms. Amodei, did not receive any compensation for their services as directors for the year ended December 31, 2025. The compensation received by Dr. Amodei and Ms. Amodei as employees is set forth in the section titled “Executive Compensation—
Summary Compensation Table.”

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
The following table provides information regarding the compensation of our non-employee directors for service as directors for the year ended December 31, 2025:

Name(1)	Fees Earned or Paid in Cash ($)	Total ($)
Reed Hastings	—	—
Jay Kreps(2)	200,000	200,000
Christopher Liddell(3)	—	—
Vas Narasimhan(4)	—	—
Yasmin Razavi	—	—
______________
(1)None of our non-employee directors held any outstanding equity awards as of December 31, 2025.
(2)Mr. Kreps resigned from our board of directors in May 2026.
(3)Mr. Liddell joined our board of directors in February 2026.
(4)Dr. Narasimhan joined our board of directors in April 2026.
Prior to this offering, we did not have a formal policy with respect to compensation payable to our non-
employee directors for service as directors.
Non-Employee Director Compensation Policy
In September 2026, our board of directors adopted, and our stockholders approved, a formal compensation policy for our non-employee directors (the “Director Compensation Policy”), which will become effective the day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part.
Following the effectiveness of our Director Compensation Policy, each non-employee director will receive cash and equity compensation for board services as described below. We also will reimburse our non-employee directors for reasonable, customary, and properly documented expenses for travel to board and committee meetings.
Cash Compensation
Non-employee directors will be entitled to receive the following cash compensation for their services:
•$100,000 per year for service as a board member;
•$75,000 per year for service as non-executive chair of the board of directors (if applicable);
•$60,000 per year for service as lead independent director (if applicable);
•$40,000 per year for service as chair of the audit committee;
•$20,000 per year for service as a member of the audit committee;
•$30,000 per year for service as chair of the compensation committee;
•$15,000 per year for service as a member of the compensation committee;
•$30,000 per year for service as chair of the NGC; and
•$15,000 per year for service as a member of the NGC.
Each non-employee director who serves as the chair of a committee will receive only the additional annual fee as the chair of the committee and not also the additional annual fee as a member of the committee. All cash payments to non-employee directors will be paid quarterly in arrears on a prorated basis.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Equity Compensation
Annual Award. Each non-employee director automatically will be granted, on the date of each annual meeting of stockholders beginning in 2027, an award of RSUs (the “Annual Award”) with a value of $325,000 (the
“Annual Award Grant Value”), which value will be converted to a number of shares of our Class A common stock in accordance with then-current standard company practices using the same methodology applied to employee equity awards pursuant to the company’s equity grant policy, as most recently approved by our board of directors or a board committee that has been designated appropriate authority (the “Conversion
Methodology”). An Annual Award will vest in four equal quarterly installments on each Quarterly Vesting Date
(as defined below) that occurs following the grant date of the Annual Award provided that, in any event, the
Annual Award will vest in full on the day immediately before the date of our next annual meeting of stockholders that follows the grant date of the Annual Award, subject to the non-employee director continuing to be a service provider to us through the applicable vesting date. “Quarterly Vesting Date” means February 20,
May 20, August 20, and November 20 of a given year.
Initial Award and Pro-Rated Annual Award. Each person who first becomes a non-employee director following the effective date of the Director Compensation Policy will be automatically granted:
•An award of RSUs with a value of $400,000, which value will be converted to a number of shares of our Class A common stock subject to such award using the Conversion Methodology (an “Initial
Award”); and
•An award of RSUs with a value equal to the Annual Award Grant Value multiplied by the fraction obtained by dividing (A) the number of full months during the period beginning on the date the individual first becomes a non-employee director and ending on the one-year anniversary of the date of our then-most recent annual meeting of stockholders by (B) 12, which will be converted to a number of shares of our Class A common stock subject to such award using the Conversion Methodology (a “Pro-
Rated Annual Award”).
The grant of each Initial Award and Pro-Rated Annual Award will be made effective on the first trading date on or after the date on which such individual first becomes a non-employee director (such date, the “Initial Start
Date”). If an individual is a member of our board of directors and also an employee, becoming a non‑employee director due to termination of employment will not entitle the non-employee director to an Initial Award or a
Pro-Rated Annual Award.
The Initial Award will vest as follows: 12.5% of the RSUs will vest on the six-month anniversary of the Vesting
Commencement Date (as defined below) and the balance of the RSUs will vest in 14 successive equal quarterly installments on each Quarterly Vesting Date thereafter, subject to the non-employee director remaining a service provider to us through the applicable vesting date. “Vesting Commencement Date” means the first
Quarterly Vesting Date that occurs on or following the Initial Start Date. The Pro-Rated Annual Award will vest in equal installments on each Quarterly Vesting Date that occurs between the Initial Start Date and the earlier of (i) our next annual meeting of stockholders that occurs after the Pro-Rated Annual Award’s grant date or (ii)
the one-year anniversary of our most recent annual meeting of stockholders, provided that, in any event, the
Pro-Rated Annual Award will vest in full on the day immediately before the date of our next annual meeting of stockholders that occurs after the Pro-Rated Annual Award’s grant date (for purposes of clarity, each such
Quarterly Vesting Date and the final vest date that occurs on the date immediately before our next annual meeting of stockholders or one-year anniversary of our most recent annual meeting of stockholders, as applicable, will be counted as one installment such that, if there are two such Quarterly Vesting Dates, the Pro-
Rated Annual Award shall vest in three equal installments), subject to the non-employee director remaining a service provider to us through the applicable vesting date.
Change in Control
In the event of a “change in control” (as defined in our 2026 Plan), each non-employee director will fully vest in their outstanding equity awards granted pursuant to the Director Compensation Policy under the 2026 Plan, including any Initial Award and Pro-Rated Annual Award or Annual Award, provided that the non-employee director continues to be a non-employee director through such date.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Executive Compensation
Compensation Discussion and Analysis
The purpose of this Compensation Discussion and Analysis (“CD&A”) section is to discuss our compensation philosophy, our executive compensation program, and the compensation for our named executive officers
(“NEOs”).
Our NEOs for the year ended December 31, 2025 were:
•Dario Amodei, our Chief Executive Officer, Co-Founder, and Director;
•Daniela Amodei, our President, Co-Founder, and Director; and
•Krishna Rao, our Chief Financial Officer.
This discussion contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. See also the section titled “Special
Note Regarding Forward-looking Statements.” Actual compensation programs that we adopt in the future may differ materially from the currently planned programs summarized in this discussion.
Executive Summary
At Anthropic, we strive to build a team that is aligned with our mission and values. Executive compensation reflects our overall compensation philosophy, which prioritizes competitive pay that targets the 90th percentile of the AI development market, consistent pay for the same role, level, and location, and simplicity of plan design. In 2025, we offered a competitive mix of base salary, long-term equity incentive awards (including stock options and RSUs), and other benefits to attract and retain top talent in a competitive market environment.
Compensation Philosophy and Objectives
Our executive compensation philosophy is to provide our executive officers with consistent cash and equity compensation for the same role, level, and location. When determining executive compensation, we review each executive’s current compensation against role- and level-specific market data. We do this bi-annually as part of our performance and compensation cycle where we review proposed market-based and promotion-based cash and equity increases for executives. We plan to continue to regularly review, and potentially adjust, our executive compensation programs to ensure they are consistent with our compensation philosophy as a public company.
In determining compensation for our senior leaders, we distinguish between our seven co-founders (among whom only Dr. Amodei and Ms. Amodei are executive officers) and our other senior leaders who are not co-
founders (among whom only Mr. Rao is an executive officer). Each co-founder is paid equal compensation. As a non-co-founder senior leader, Mr. Rao received base salary and equity compensation based on market data for his role and level.
Our executive compensation program is structured to achieve the objectives described below. We regularly review our executive compensation program to assess whether it meets these objectives and adapts to evolving economic conditions.
•Competitive Pay to Attract and Retain Top Talent. We provide our executives with competitive cash and equity pay for each role, location, and level to attract mission-aligned, top executive talent.
•Internal Parity. We take internal parity into account when determining executive compensation. As co-founders, Dr. Amodei and Ms. Amodei are awarded equal compensation, including any annual cash or equity increases. As a non-co-founder senior leader, Mr. Rao is compensated based on the market data from our peer group for his role, level, and location. We review market data twice a year and make adjustments to our compensation benchmarks as needed.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
•Aligning Executive Interests with Our Stockholders. We provide incentives that seek to align our executives’ interests with those of our stockholders through long-term equity awards, which vest over time.
Compensation Governance Highlights

What We Do:		What We Do Not Do:

☑	Maintain a competitive, consistent, and simple compensation philosophy to attract, retain, and motivate top executive talent.	☒	Enter into employment agreements that provide for fixed terms, automatic compensation increases, or guaranteed equity grants.

☑	Focus our executive compensation program on at- risk compensation, which aligns stockholder and executive interests.	☒	Provide single-trigger change of control benefits or excessive cash severance.

☑	Deliver a majority of our NEOs’ compensation opportunities in the form of long-term equity awards.	☒	Provide our NEOs with golden parachute excise tax reimbursement or “gross-ups.”

☑	Conduct regular compensation reviews to ensure alignment with competitive market practices.	☒	Provide perquisites as a meaningful component of our executive compensation.

☑	Provide for double-trigger change of control severance provisions for only our Chief Financial Officer, and none of our other NEOs.	☒	Maintain any executive pension plans, or any retirement programs that are not generally available to all employees.

		☒	Award option grants at discounted stock prices.
Executive Compensation Process
Role of the Board of Directors and Compensation Committee
Our executive compensation program has historically been overseen by the non-employee members of our board of directors, which, as a group, has made decisions regarding the compensation for our NEOs after considering recommendations from management, as further discussed below.
Following the completion of this offering, the compensation committee of our board of directors will oversee our executive compensation program and provide recommendations to our board of directors on compensation decisions for our executive officers. The compensation committee will work closely with its independent compensation consultant (engaged in connection with this offering, as described below) and meet regularly to make decisions on our executive compensation program. We expect that our compensation committee will review a variety of market data and information, including survey data, and consider the recommendations of its independent compensation consultant when making compensation decisions. Following the completion of this offering, the compensation committee’s responsibilities will include, among other things, reviewing and approving (or making recommendations to our board of directors, as applicable): overall compensation strategy; amounts and form of executive compensation; goals and objectives to be considered in determining the compensation of our Chief Executive Officer and other executive officers; annual and long-term incentive plans and benefit plans; board of directors compensation; whether such compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the company; annual say-on-pay vote results; annual proxy and CD&A disclosure; and compensation peer group.
Role of Management
Our Chief Executive Officer and our other executive officers do not set their own compensation, nor are they present when our board of directors sets their individual compensation. Our President reviews and advises on compensation for the seven co-founders but does not make specific recommendations on or participate in decisions related to her compensation or our Chief Executive Officer’s compensation. Our President also provides her evaluation and makes recommendations with respect to base salary and equity awards for each other executive officer, which are considered by our board of directors as it ultimately makes its determinations.
Our people team provides further analysis and feedback as requested by our board of directors with regard to the compensation of our executives.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Role of Independent Compensation Consultant
In connection with this offering, we have engaged Semler Brossy Consulting Group LLC as an independent compensation consultant to formalize our post-offering compensation programs and implement compensation arrangements that reflect our compensation philosophy described above.
Elements of Executive Compensation
The key elements of our 2025 executive compensation program are summarized in the table below.

Compensation Element	Form of Compensation	Guaranteed vs. At-Risk	Philosophy
Base Salary	Cash	Guaranteed	Provide market-competitive fixed compensation to attract and retain key executives.
Long-Term Equity Incentive Program	Service-Based Options; RSUs with Service- Based and Performance- Based Vesting Conditions	At-Risk
The value of option and RSU awards is correlated to
our stock price, promoting sustainable long-term
value creation.
Multi-year service vesting schedule promotes
retention, long-term ownership, and continuity of
leadership.

Other Benefits	Other	N/A	Aligned with market practices and serve to attract, motivate, and retain key talent. Intended to ensure the safety of our NEOs, enhance productivity, and minimize distractions.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Base Salary
Our board of directors generally reviews the base salaries of our NEOs twice a year. The factors used to determine base salary for our executives include market data for the role, level, and location, as well as internal parity (which, for our co-founder NEOs, includes considerations related to parity with our technical leadership).
From January 1, 2025 to June 15, 2025, the annual base salary for each of Dr. Amodei and Ms. Amodei was
$600,000. Effective June 16, 2025, the annual base salary for each of Dr. Amodei and Ms. Amodei was increased to $700,000. The increase in the executives’ cash compensation was intended to ensure competitive and equitable compensation for our leaders. In particular, the salary increases recognized their ongoing leadership roles, while considering relative parity across executives, including our technical leadership.
From January 1, 2025 to December 15, 2025, the annual base salary for Mr. Rao was $700,000, which was increased to $850,000 effective December 16, 2025. The salary increase was based on market data for Mr.
Rao’s role and level, as well as internal parity for non-co-founder senior leaders who are not executive officers.
Long-Term Equity Incentive Program
Each year, our NEOs are eligible to receive equity awards under our 2021 Plan. By structuring the majority of our NEOs’ target total direct compensation payable in the form of equity that vests over a number of years, we create incentives for our NEOs to remain employed with Anthropic and pursue actions that will benefit our company and stockholders over the long term.
On June 12, 2025, our board of directors granted 992,500 options (“2025 Options”) and 1,717,000 RSUs (“2025
RSUs”) to each of Dr. Amodei and Ms. Amodei, after carefully considering several factors, including each executive’s experience, skills, responsibilities, and impact to the company; individual and company performance; and internal parity.
The 2025 Options vested in equal monthly installments over a one-year period beginning on January 1, 2025, subject to the executive’s continuous service with the company through each vest date. The 2025 Options were granted with an exercise price equal to $2.38 per share. The 2025 RSUs vest on the first date upon which both a service-based condition and a performance-based condition are satisfied. The service-based condition is satisfied as to 1/12th of the total 2025 RSUs on February 20, 2026, and on each quarterly anniversary thereafter, subject to the executive’s continuous service with the company through each vest date. The performance-based vesting condition of the 2025 RSUs will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part.
Perquisites and Other Executive Benefits
We generally provide the same benefits to all of our employees, including our NEOs, and generally do not maintain benefit plans that cover only executive officers or provide perquisites or personal benefits to our
NEOs. However, we do provide certain travel and security benefits to some of our NEOs. These benefits are described in more detail below. Our board of directors believes these benefits are reasonable and necessary, and for the benefit of our company. These benefits are intended to promote the productivity of our executives, in addition to ensuring their personal health, safety, and security. The aggregate incremental cost of providing these benefits to our NEOs is disclosed in the “All Other Compensation” column of the Summary Compensation
Table.
Travel
We maintain a Travel and Expense Policy (the “Travel Policy”), which outlines guidelines and allowances for executive travel and expenses, recognizing the needs and responsibilities of our senior leadership team. The
Travel Policy governs all business-related travel and expenses for our executives, except to the extent benefits are provided through a security program authorized and/or approved by our board of directors. Dr. Amodei and Ms. Amodei are entitled to certain enhanced travel benefits recommended by the security studies on which their security program is based (discussed in the section below titled “Security Services”). The Travel Policy is reviewed annually by our management team to ensure it remains appropriate and aligned with company objectives and industry standards. To the extent required by the relevant tax laws, the value of any personal use, including any personal elements of business trips, will be treated as taxable compensation to the executive, and

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
we do not cover, reimburse, or otherwise “gross-up” any income tax due from any applicable executive on such compensation.
Except as noted in the subsection below titled “Security Services,” none of our NEOs were provided with private aviation services for personal travel in 2025.
Security Services
The protection of our senior leadership is a critical priority for our company and our stockholders. In connection with our security program and our evaluation of security threats, we offer security services to certain of our NEOs and may provide security services to other NEOs in the future. Such security services may include:
(i) individual protection services (including the protection of family members) and home security systems and monitoring, (ii) private aviation, and (iii) private car and driver services. These safeguards are implemented due to the variety of business-related security concerns faced by our senior leaders, and they are comparable to those provided to senior leaders of comparable high-profile companies in the technology industry.
In 2025, a leading security consulting firm conducted independent, third-party security studies regarding the personal and security risks of our Chief Executive Officer and our President. Based on these security studies, increased media attention for Anthropic, and the identification of bona fide business-related, heightened security concerns arising as a result of the respective positions of Dr. Amodei and Ms. Amodei within the company, our board of directors determined that enhanced personal security services were necessary to increase the safety and protection of Dr. Amodei and Ms. Amodei, and to avoid an impact to our business continuity if a security incident occurred. Our board of directors regularly assesses security concerns and reviews the security services provided to Dr. Amodei and Ms. Amodei and the cost of such services in light of such concerns, and other benefits to our company. The security measures for Dr. Amodei and Ms. Amodei in
2025 included (i) individual protection services (including during personal travel), which included the protection of family members, as well as enhanced home security systems and surveillance, (ii) private car and driver services for ground transportation, and (iii) in the case of Dr. Amodei, the use of private aircraft for both business and personal travel.
Given the importance of the roles of Dr. Amodei and Ms. Amodei at Anthropic, our board of directors required the security measures described above for the benefit of our company, and we view the costs of these services as necessary and appropriate. In the “All Other Compensation” column of the Summary Compensation Table, we have disclosed the aggregate incremental cost of the security benefits that may be deemed to be perquisites under current relevant disclosure rules. We did not pay expenses for personal security for any other NEOs in
2025, except in connection with business-related travel.
Health and Welfare Benefits
During 2025, we provided the following benefits to our NEOs on the same basis as our other eligible employees:
medical; dental; vision; flexible spending account; health savings account; life insurance; short-term and long-
term disability insurance; fertility benefits; mental well-being benefits; health and wellness timesaver stipend;
work from home stipend; education assistance program; commuting allowance; and a 401(k) retirement plan with employer match.
Executive Employment Agreements
We entered into an offer letter with Mr. Rao dated March 2, 2024 (“Rao Offer Letter”). The Rao Offer Letter
provides for “at-will” employment and sets forth Mr. Rao’s initial annual base salary, his eligibility to participate in our benefit plans generally, and a new hire stock option grant to purchase 14,000,000 shares of our Class A common stock under the 2021 Plan (“Rao Options”). The Rao Options vested with respect to 1/4th of the shares on the 12-month anniversary of Mr. Rao’s first day of employment with the company and 1/48th of the shares in equal monthly installments thereafter, subject to Mr. Rao’s continuous service with the company through each vest date. The Rao Offer Letter also provides for certain severance and change of control benefits.
For information regarding the severance and change of control benefits for Mr. Rao, please refer to the sections below titled “Termination and Change of Control Benefits” and “Potential Payments upon Termination or
Change of Control.”

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
In addition, each NEO is subject to our standard confidential information and invention assignment agreement which provides for restrictions on employee non-solicitation (during employment and for 12 months post-
termination), customer non-solicitation (during employment), confidentiality (perpetual), and assignment of intellectual property rights.
Termination and Change of Control Benefits
The employment of our NEOs is “at-will,” meaning we can terminate them at any time, and they can terminate their employment with us at any time. Other than Mr. Rao, our NEOs were not entitled to any severance or change of control benefits during the year ended December 31, 2025.
The Rao Offer Letter provides that if, at any time, his employment is terminated by the company without
“cause” or he resigns for “good reason” (as such terms are defined in the Rao Offer Letter), then, subject to his execution of a release of claims in favor of the company and other conditions, he will be entitled to the following severance payments and benefits: (i) an amount equal to six months of his then-current base salary, (ii)
payment of monthly premiums for coverage under the Consolidated Omnibus Budget Reconciliation Act
(“COBRA”) for up to six months, and (iii) accelerated vesting as to 1/8th of the Rao Options.
The Rao Offer Letter further provides that if, within 30 days prior to, upon, or at any time following a “change of control” (as defined in the 2021 Plan), his employment is terminated by the company without cause or he resigns for good reason, then, subject to his execution of a release of claims in favor of the company and other conditions, 100% of any then unvested shares subject to his then outstanding equity awards, including the Rao
Options, will accelerate and vest. If, in the change of control, his then-outstanding equity awards would otherwise be terminated for no consideration at the closing of the change of control event, then those awards will instead become fully vested as of immediately prior to such closing.
For additional information regarding the severance and change of control benefits for our NEOs, see the sections titled “—Post-Fiscal Year End Compensation Changes and Equity Awards” and “—Potential Payments
upon Termination or Change of Control.”
Other Compensation Governance Practices
Compensation Recovery Policy
Effective upon the completion of this offering, we will adopt an executive compensation recoupment policy intended to comply with the requirements of Rule 10D-1 under the Exchange Act and the rules of the stock exchange on which our securities are listed (“Clawback Policy”). The Clawback Policy will generally require us to recover erroneously awarded incentive-based compensation that was received by covered executive officers in the event we are required to prepare an accounting restatement due to any material noncompliance with any financial reporting requirement under the securities laws (including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The Clawback Policy will generally cover incentive-based compensation received on or after the effective date of the Clawback Policy and during the three-year period prior to the date we are required to prepare the financial restatement. The amount required to be recovered will be the excess of the amount of incentive-based compensation received over the amount that otherwise would have been received based on the restated financial measure.
Hedging, Pledging, and Insider Trading
We are dedicated to fostering high standards of ethical business conduct and adherence to applicable laws, rules, and regulations. Accordingly, we maintain our Insider Trading Policy, which we believe is appropriately designed to foster compliance with insider trading laws, rules, and regulations, and the listing standards of the
Nasdaq Global Select Market that will be applicable to us. Our Insider Trading Policy applies to all of our officers, directors, and employees, as well as designated consultants, and specifically prohibits ownership of financial instruments or participation in investment strategies that hedge the economic risk of owning our equity securities, such as prepaid variable forwards, equity swaps, collars, and exchange funds. Directors, officers, and other employees are prohibited from maintaining company securities in a margin account or

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
otherwise pledging company securities as collateral for a loan, provided that certain limited exceptions may be permitted. In addition, we prohibit our executive officers, directors, and employees from purchasing or selling our securities while in possession of material, non-public information or otherwise utilizing such information for their personal benefit. We maintain a quarterly blackout window where applicable individuals may not trade.
Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the
Release of Material Nonpublic Information
We periodically grant stock options to our NEOs, employees, and other service providers. We have historically granted options on or shortly after a newly hired employee’s start date. We have historically granted refresh, promotion, or market adjustment options when and as determined by our board of directors. We have no specific policy or practice regarding the timing of options or other equity grants in relation to the public disclosure of material nonpublic information by the company.
Tax and Accounting Considerations
Tax Considerations
Section 162(m) of the Code imposes a $1 million limit on the amount of compensation that we may deduct as a business expense in any year with regard to certain of our most highly paid executive officers. While our board of directors considers the deductibility of compensation as one factor in determining executive compensation, our board of directors retains the discretion to award compensation that is not deductible as it believes that it is in our best interests to maintain flexibility in our approach to executive compensation in order to design a program that we deem to be the most effective in attracting, motivating, and retaining key executives and aligning pay with performance.
Accounting Considerations
Our board of directors takes accounting considerations into account in designing compensation plans and arrangements for our NEOs and other employees. We follow the Financial Accounting Standards Board’s
Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”) for our stock-based compensation awards. FASB ASC Topic 718 requires us to measure the compensation expense for all share-based payment awards based on the grant date “fair value” of these awards.
Summary Compensation Table
The following table shows the compensation awarded, paid to, or earned by each of our NEOs for the year ended December 31, 2025:

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Dario Amodei Chief Executive Officer, Co- Founder and Director	2025	654,167	9,264,932	4,028,558	4,010,641	(3)	17,958,298
Daniela Amodei President, Co-Founder and Director	2025	654,167	9,264,932	4,028,558	2,461,341	(4)	16,408,998
Krishna Rao Chief Financial Officer	2025	706,250	—	—	14,000	(5)	720,250
______________
(1)The amounts reported represent the aggregate grant date fair value of the RSUs or options awarded to the NEOs calculated in accordance with FASB ASC Topic 718. These amounts do not reflect the actual economic value that may be realized by each
NEO. The assumptions used in determining the grant date fair value of the RSUs or options, as applicable, reported in this column are set forth in Note 10 to our consolidated financial statements included elsewhere in this prospectus.
(2)These awards reflect the grant of RSUs subject to both a service-based vesting condition and a performance-based vesting condition, each of which must be satisfied in order for an RSU to vest, as described above in the section titled “—Elements of
Executive Compensation—Long-Term Equity Incentive Program.” The amount disclosed represents the aggregate grant date fair value of such RSU award, computed in accordance with FASB ASC Topic 718, based on the probable outcome of the performance condition as of the grant date.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
(3)Amounts reported include: (i) $14,000 in connection with 401(k) company matching contributions; (ii) $2,745,874 in connection with personal security services that we view as an integral part of our risk management program but may be deemed to be perquisites under current relevant disclosure rules; (iii) $97,055 in costs related to Dr. Amodei’s private air travel for personal use as required by Dr. Amodei’s overall security program, including the minimal incremental costs for Dr. Amodei’s personal guests who accompanied him on certain trips as approved in advance by our board of directors; (iv) $1,153,087, representing the spread between the aggregate purchase price and the fair market value of shares repurchased from Dr. Amodei in our June 2025 tender offer; and (v) $625 representing a pro rata portion of the cost of a valuation report paid for and obtained by us from an appraisal firm (“Valuation Report”). The Valuation Report was prepared for the benefit of all employees who participated in our donation matching program, and, although Dr. Amodei did not participate in that program, he used the
Valuation Report for tax reporting related to his separate charitable giving.
(4)Amounts reported include: (i) $14,000 in connection with 401(k) company matching contributions; (ii) $1,293,629 in connection with company-paid personal protection, home security, and transportation services that we view as an integral part of our risk management program but are considered to convey a personal benefit to Ms. Amodei under the relevant disclosure rules; (iii) $1,153,087, representing the spread between the aggregate purchase price and the fair market value of shares repurchased from Ms. Amodei in our June 2025 tender offer; and (iv) $625 representing a pro rata portion of the cost of the
Valuation Report. Although Ms. Amodei did not participate in our donation matching program, she used the Valuation Report for tax reporting related to her separate charitable giving.
(5)Amounts reported reflect 401(k) company matching contributions.
Post-Fiscal Year End Compensation Changes and Equity Awards
Subsequent to the year ended December 31, 2025, we approved an adjustment to the base salaries of, granted new RSUs to, and authorized certain severance benefits for, Dr. Amodei, Ms. Amodei, and Mr. Rao. These adjustments, awards, and benefits were made in consideration of the ongoing leadership roles of each of our
NEOs and internal parity.
Base Salary. Effective January 16, 2026, the annual base salary for each of Dr. Amodei and Ms. Amodei was increased to $915,000. Effective February 1, 2026, the annual base salary for Mr. Rao was increased to
$1,250,000. Effective July 1, 2026, the annual base salary for each of Dr. Amodei and Ms. Amodei was further increased to $1,380,000.
Long-Term Equity Incentive Program
On February 20, 2026, our board of directors granted 1,431,490 options to each of Dr. Amodei and Ms. Amodei and 1,122,840 options to Mr. Rao (together, the “2026 NEO Options”) and 2,374,010 RSUs to each of Dr.
Amodei and Ms. Amodei and 1,862,140 RSUs to Mr. Rao (together, the “2026 NEO RSUs”). The 2026 NEO
Options vest in equal monthly installments over a one-year period beginning on January 16, 2026 for each of
Dr. Amodei and Ms. Amodei and on January 30, 2026 for Mr. Rao, subject to the executive’s continuous service with the company through each vest  date. The 2026 NEO Options were granted with an exercise price equal to
$17.66 per share. The 2026 NEO RSUs vest on the first date upon which both a service-based condition and a performance-based condition are satisfied. The service-based condition is satisfied as to 1/12th of the total 2026
NEO RSUs on May 20, 2027, and on each quarterly anniversary thereafter, subject to the executive’s continuous service with the company through each vest date. The performance-based vesting condition of the
2026 NEO RSUs will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part.
On July 15, 2026, our board of directors granted 537,430 RSUs (“2026 Co-Founder RSUs”) to each of Dr.
Amodei and Ms. Amodei. The 2026 Co-Founder RSUs vest on the first date upon which both a service-based condition and a performance-based condition are satisfied. The service-based condition is satisfied as to 1/16th of the total 2026 Co-Founder RSUs on August 20, 2026, and on each quarterly anniversary thereafter, subject to the executive’s continuous service with the company through each vest date. The performance-based vesting condition of the 2026 Co-Founder RSUs will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part.
Severance Benefits
On August 17, 2026, our compensation committee authorized the company to enter into an Executive Severance
Agreement (“Executive Severance Agreement”) with each of our NEOs that provides that, if the NEO’s employment is terminated by the company without “cause” or the NEO resigns for “good reason” (as such terms are defined in the form of Executive Severance Agreement), then, subject to their execution of a release of claims in favor of the company and other conditions, they will be entitled to the following severance payments

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
and benefits: (i) an amount equal to 24 months of their then-current base salary for Dr. Amodei and Ms.
Amodei and 12 months of his then-current base salary for Mr. Rao, (ii) payment of monthly premiums for coverage under COBRA for up to 12 months, and (iii) acceleration of 12 months of equity vesting for all outstanding equity awards.
The changes described above will be reflected in our executive compensation disclosure for the year ending
December 31, 2026.
Grants of Plan-Based Awards in 2025
The following table sets forth information regarding grants of awards made to our NEOs during 2025:

		Estimated Future Payouts Under Equity Incentive Plan Awards
Name	Grant Date(1)	Target (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Dario Amodei	6/12/2025		992,500	2.38	4,028,558
	6/12/2025	1,717,000			9,264,932
Daniela Amodei	6/12/2025		992,500	2.38	4,028,558
	6/12/2025	1,717,000			9,264,932
Krishna Rao	—		—	—	—
______________
(1)All awards were granted pursuant to the 2021 Plan, the terms of which are described below under the section titled “—Equity
Plans—Amended & Restated 2021 Stock Plan.”
(2)These awards reflect the grant of RSUs subject to both a service-based vesting condition and a performance-based vesting condition, each of which must be satisfied for the RSU to vest, as described above in the section titled “—Elements of Executive
Compensation—Long-Term Equity Incentive Program.” The RSUs do not have “threshold” or “maximum” achievement levels, so the corresponding columns have been omitted.
(3)The amounts reported represent the aggregate grant date fair value of the RSUs or options awarded to the NEOs calculated in accordance with FASB ASC Topic 718. These amounts do not reflect the actual economic value that may be realized by each
NEO. The assumptions used in determining the grant date fair value of the RSUs or options, as applicable, reported in this column are set forth in Note 10 to our consolidated financial statements included elsewhere in this prospectus.
Outstanding Equity Awards at 2025 Year-End
The following table sets forth information regarding outstanding equity awards held by our NEOs as of
December 31, 2025:

		Option Awards(1)				Stock Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Dario Amodei	6/12/2025	909,790(3)	82,710	2.38	6/11/2035	1,717,000(5)
	6/12/2025						30,317,069
Daniela Amodei	6/12/2025	909,790(3)	82,710	2.38	6/11/2035	1,717,000(5)
	6/12/2025						30,317,069
Krishna Rao	5/31/2024	5,756,350(4)	8,166,670	1.30	5/30/2034
______________
(1)All awards were granted pursuant to the 2021 Plan, the terms of which are described below under the section titled “—Equity
Plans—Amended & Restated 2021 Stock Plan.”
(2)Amounts reported represent the fair market value of our Class A common stock of $17.66 per share as of December 31, 2025.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
(3)1/12th of the total shares subject to the option vested on the one-month anniversary of the vesting commencement date
(January 1, 2025), and 1/12th of the total shares vested in equal monthly installments thereafter, subject to the NEO’s continued
service with the company through each applicable vest date.
(4)1/4th of the total shares subject to the option vested on the first anniversary of the vesting commencement date (April 18, 2024), and 1/48th of the total shares will vest in equal monthly installments thereafter, subject to the NEO’s continued service with the company through each applicable vest date.
(5)The RSUs vest on the first date upon which both a service-based condition and a performance-based condition are satisfied.
The service-based condition is satisfied as to 1/12th of the RSUs on the 15-month anniversary of the vesting commencement date
(November 20, 2024) and on each three-month anniversary thereafter, subject to the NEO’s continued service with the company through each applicable service-based vest date. The performance-based condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part.
Option Exercises and Stock Vested in 2025
The following table sets forth the number of shares of Class A common stock acquired during 2025 by our
NEOs upon the exercise of stock options and the vesting of stock awards and the value realized upon such exercise or vesting:

	Option Awards		Stock Awards
Name	Number of Securities Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Securities Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Dario Amodei	—	—	5,058,340	12,013,558
Daniela Amodei	—	—	5,058,340	12,013,558
Krishna Rao	76,980	385,285	—	—
______________
(1)Based on the fair market value of our Class A common stock on the date of exercise, less the option exercise price paid for those shares, multiplied by the number of shares for which the option was exercised.
(2)Based on the fair market value of our Class A common stock on the vesting date, multiplied by the number of shares that vested.
Employment, Severance, and Change of Control Arrangements with Our
NEOs
We have entered into an offer letter with Mr. Rao, which provides for “at-will” employment and includes his initial base salary, a new hire stock option grant, and severance and change of control benefits.
Specifically, the Rao Offer Letter provides that if, at any time, his employment is terminated by the company without “cause” or he resigns for “good reason” (as such terms are defined in the Rao Offer Letter), then, subject to his execution of a release of claims in favor of the company, his compliance with his confidential information and invention assignment agreement and all material company policies and his return of company property, he will be eligible to receive the following severance payments and benefits: (i) an amount equal to six months of his then-current base salary, (ii) payment of monthly premiums for coverage under COBRA for up to six months, and (iii) accelerated vesting as to 1/8th of the Rao Options.
The Rao Offer Letter further provides that if, within 30 days prior to, upon or at any time following a “change of control” (as defined in the 2021 Plan), his employment is terminated by the company without cause or he resigns for good reason, then, subject to his execution of a release of claims in favor of the company and his return of company property, 100% of any then-unvested shares subject to his then-outstanding equity awards, including the Rao Options, will accelerate and vest. If, in the change of control, his then-outstanding equity awards would otherwise be terminated for no consideration at the closing of the change of control event, then those awards will instead become fully vested as of immediately prior to such closing.
For additional information regarding the terms of the Rao Offer Letter, please refer to the section titled “—
Executive Employment Agreements.”
Potential Payments upon Termination or Change of Control
Mr. Rao is currently eligible to receive severance benefits under the terms of the Rao Offer Letter, as discussed in the section titled “—Termination and Change of Control Benefits.” None of our other NEOs were eligible to

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
receive severance benefits during the year ended December 31, 2025. For additional information, see the section titled “—Post-Fiscal Year End Compensation Changes and Equity Awards.”
Potential Payments upon Termination Apart from a Change of Control
The following table sets forth quantitative estimates of the benefits that would have accrued to each of our
NEOs if any of their employment had been terminated by the NEO for “good reason” or by us for a reason other than “cause” (and not due to death or “disability”) (a “Qualifying Termination”), the NEO executed a release of claims in favor of the company and complied with the other conditions described above, and such Qualifying
Termination had occurred on December 31, 2025:

	Cash Severance ($)		Value of Accelerated Equity Awards ($)		Continuing Health Coverage ($)		Total ($)
Dario Amodei	—		—		—		—
Daniela Amodei	—		—		—		—
Krishna Rao(1)	425,000	(2)	28,626,500	(3)	16,079	(4)	29,067,579
______________
(1)“Good reason,” “cause,” and “disability” are defined in the Rao Offer Letter.
(2)This amount is equal to six months of Mr. Rao’s annual base salary, to be paid in a lump sum.
(3)This amount represents the value of acceleration of 1/8th of the total number of shares subject to the Rao Options (1,750,000 shares). This amount is based on the fair market value of our Class A common stock of $17.66 per share as of December 31,
2025, minus the option exercise price of $1.30 per share, multiplied by the number of shares subject to acceleration.
(4)Amount is based on a payment equal to the premium cost of continued health coverage under COBRA for a period of six months.
Potential Payments upon Termination in Connection with a Change of Control
The following table sets forth quantitative estimates of the benefits that would have accrued to each of our
NEOs if any of their employment had been terminated by the NEO in a Qualifying Termination in connection with a “change of control” (as defined in the 2021 Plan), the NEO executed a release of claims in favor of the company and complied with the other conditions described above, and such Qualifying Termination had occurred on December 31, 2025:

	Cash Severance ($)		Value of Accelerated Equity Awards ($)		Continuing Health Coverage ($)		Total ($)
Dario Amodei	—		—		—		—
Daniela Amodei	—		—		—		—
Krishna Rao(1)	425,000	(2)	133,590,388	(3)	16,079	(4)	134,031,467
______________
(1)“Good reason,” “cause” and “disability” are defined in the Rao Offer Letter.
(2)This amount is equal to six months of Mr. Rao’s annual base salary, to be paid in a lump sum.
(3)This amount represents the value of acceleration of 100% of the total number of unvested shares subject to the Rao Options
(8,166,670 shares), which right to acceleration is triggered (i) upon Mr. Rao’s Qualifying Termination within 30 days prior to, on, or following a change of control or (ii) if Mr. Rao’s equity awards otherwise would terminate for no consideration in a change of control (without the requirement of a Qualifying Termination). This amount is based on the fair market value of our
Class A common stock of $17.66 per share as of December 31, 2025, as determined by our board of directors in good faith, minus the option exercise price of $1.30 per share, multiplied by the number of shares subject to acceleration.
(4)Amount is based on a payment equal to the premium cost of continued health coverage under COBRA for a period of six months.
Equity Plans
2026 Equity Incentive Plan
General. Our 2026 Plan was adopted by our board of directors on September 1, 2026, and approved by our
stockholders on           , 2026. The 2026 Plan will become effective as of the day immediately prior to the day the registration statement of which this prospectus forms a part is effective.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Share Reserve. The maximum aggregate number of shares that may be issued under the 2026 Plan is: (i)
          shares of our Class A common stock; plus (ii) the number of shares of our Class A common stock equal to the total shares of Voting Common Stock available for issuance pursuant to the 2021 Plan immediately prior to the termination of the 2021 Plan on the effective date of the 2026 Plan; plus (iii) the number of shares of our
Class A common stock equal to the total shares of Voting Common Stock subject to awards previously granted under the 2021 Plan that, after the effective date of the 2026 Plan, would have returned to the 2021 Plan and become available for issuance pursuant to future awards under the 2021 Plan had the 2021 Plan not terminated on the effective date of the 2026 Plan (provided that the maximum number of shares pursuant to (ii) plus (iii) is shares).
In addition, the number of shares that may be issued under the 2026 Plan will be increased on the first day of each fiscal year beginning with our 2027 fiscal year and ending on (and including) the first day of our 2036 fiscal year, in an amount equal to the lesser of: (i) 5% of the total number of shares of our common stock
(including only all classes of common stock issued by the company that carry economic rights) outstanding on the last day of the calendar month prior to the date of such automatic increase (calculated on an as-converted basis); and (ii) such number of shares determined by our board of directors.
To the extent an award should expire or be forfeited or become unexercisable for any reason without having been exercised in full, or is surrendered pursuant to an exchange program, the unissued shares that were subject thereto shall continue to be available under the 2026 Plan for issuance pursuant to future awards. In addition, any shares which are retained by us to satisfy exercise or purchase price or any withholding taxes shall be treated as not issued and shall continue to be available under the 2026 Plan for issuance pursuant to future awards. Shares issued under the 2026 Plan and later forfeited to us due to the failure to vest or repurchased by us at a price no greater than the original purchase price paid to us for the shares shall again be available for future grant under the 2026 Plan. To the extent an award under the 2026 Plan is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2026 Plan.
Plan Administration. Our board of directors has delegated its authority to administer the 2026 Plan to our compensation committee. Subject to the provisions of our 2026 Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the fair market value of a share of our Class A common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the 2026 Plan. The administrator also has the authority, subject to the terms of the 2026 Plan, to amend existing awards, to prescribe rules and to construe and interpret the 2026 Plan and awards granted thereunder and to institute an exchange program by which outstanding awards are amended to provide for a lower exercise price or surrendered or cancelled in exchange for awards with a lower exercise price, a different type of award under the 2026 Plan or a different equity incentive plan, cash, or a combination thereof.
Eligibility. Employees, members of our board of directors who are not employees, and consultants (including, without limitation, employees of a staffing agency, professional employer organization, employer of record, and similar workers) are eligible to participate in our 2026 Plan.
Types of Awards. Our 2026 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and stock bonus awards to our employees, directors, and consultants and the employees and consultants of our subsidiaries.
Stock Options. The administrator may grant incentive stock options (within the meaning of Section 422 of the
Code) and/or nonstatutory stock options under our 2026 Plan, provided that incentive stock options may only be granted to our employees and the employees of our subsidiaries. The exercise price applicable to such options must generally be equal to at least the fair market value of our Class A common stock on the date of grant. The term of an incentive stock option may not exceed 10 years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our subsidiary corporations, may not have a term in excess of five years and must have an exercise price equal to at least 110% of the fair market value of our Class A common stock on the grant date.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
The administrator will determine the methods of payment of the exercise price applicable to an option, which may include cash, shares, or other property acceptable to the administrator. Subject to the provisions of our
2026 Plan, the administrator determines the remaining terms of the options. Such terms may include, among other things, vesting upon the achievement of specific performance goals determined by the administrator and/
or continued service. After the termination of service, the participant may exercise their option, to the extent vested, for the period of time stated in their option agreement. Except in the event of a termination for cause, options generally remain outstanding to the extent exercisable for the full term of the options. In no event may an option be exercised later than the expiration of its term. The specific terms will be set forth in an award agreement.
Stock Appreciation Rights. Stock appreciation rights may be granted under our 2026 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our Class A common stock between the date of grant and the exercise date. Subject to the provisions of our 2026 Plan, the administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our Class A common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. The specific terms will be set forth in an award agreement.
Restricted Stock. Restricted stock may be granted under our 2026 Plan. Restricted stock awards are grants of shares of our Class A common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. Such terms may include, among other things, vesting upon the achievement of specific performance goals determined by the administrator and/or continued service. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest for any reason will be subject to our right of repurchase or forfeited by the recipient. The specific terms will be set forth in an award agreement.
Restricted Stock Units. RSUs may be granted under our 2026 Plan and may include the right to dividend equivalents, as determined in the discretion of the administrator. Each RSU granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our Class A common stock. The administrator determines the terms and conditions of RSUs, including the vesting criteria, which may include achievement of specified performance criteria and/or continued service. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator determines, in its sole discretion, the timing of payment and whether an award will be settled in stock, cash, or a combination thereof. The specific terms will be set forth in an award agreement.
Stock Bonus Awards. Stock bonus awards may be granted under our 2026 Plan. The administrator may grant stock bonus awards in such amounts, and subject to such terms, as the administrator, in its sole discretion, will determine. A stock bonus award is an award of shares of our Class A common stock without a purchase price.
All stock bonus awards may be made, but are not required to be made, pursuant to an award agreement.
Payment of a stock bonus award may be made in the form of cash, shares, or a combination thereof, based on the fair market value of the shares subject to the stock bonus award on the date of payment, as determined in the sole discretion of the administrator.
Outside Director Limitations. Stock awards granted during a single fiscal year under the 2026 Plan or otherwise, taken together with any cash fees paid during such fiscal year for services on our board of directors, shall not exceed $1,000,000 in total value for any non-employee director, except with respect to the first year of service in which case any stock awards granted and cash fees paid will not exceed $2,000,000 in total value
(calculating the value of any such stock awards, in each case, based on the grant date fair value of such stock awards for financial reporting purposes). Such applicable limit includes the value of any stock awards that are granted in lieu of all or a portion of any annual committee cash retainers or other similar cash-based payments.
Stock awards granted to an individual while they were serving in the capacity as an employee or while they were an independent contractor but not a non-employee director will not count for purposes of the limitations described above.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Non-Transferability of Awards. Unless the administrator provides otherwise, our 2026 Plan generally does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an option or stock appreciation right may exercise such an award during their lifetime.
Certain Adjustments. In the event of a stock split, reverse stock split, stock dividend, combination, consolidation, recapitalization (including a recapitalization through a large nonrecurring cash dividend or distribution of property, including shares of a subsidiary) or reclassification of the shares, subdivision of the shares, a rights offering, a reorganization, merger, spin-off, split-up, repurchase, or exchange of common stock or other securities of the company or other significant corporate transaction, or other change affecting the common stock occurs, the administrator, in order to prevent dilution, diminution, or enlargement of the benefits or potential benefits intended to be made available under the 2026 Plan, will, in such manner as it may deem equitable, adjust the number, kind, and class of securities that may be delivered under the 2026 Plan and/or the number, class, kind, and price of securities covered by each outstanding award, and the terms and conditions of any outstanding award (including, without limitation, any applicable performance targets or criteria with respect thereto).
Dissolution or Liquidation. In the event of a proposed winding up, dissolution, or liquidation of the company, the administrator will notify participants as soon as practicable prior to the effective date of such proposed transaction and all awards will terminate immediately prior to the consummation of such proposed transaction, to the extent not previously exercised or settled.
Corporate Transaction. Our 2026 Plan provides that, in the event of certain significant corporate transactions, including: (1) a transfer of all or substantially all of our assets; (2) a merger, consolidation or other capital reorganization or business combination transaction of the company with or into another corporation, entity or person; or (3) the consummation of a transaction, or series of related transactions, in which any person becomes the beneficial owner, directly or indirectly, of more than 50% of the company’s then outstanding capital stock, each outstanding award will be treated as the administrator determines. Such determination, without the consent of any participant, may provide that such awards will be (i) continued if we are the surviving corporation; (ii) assumed by the surviving corporation or its parent; (iii) substituted by the surviving corporation or its parent for a new award; (iv) cancelled in exchange for a payment equal to the excess of the fair market value of our shares subject to such award over the exercise price or purchase price paid for such shares; (v) subject to full or partial acceleration of vesting, settlement, payment, and/or expiration as of immediately prior to the corporate transaction; (vi) subject to full or partial lapse of forfeiture, repurchase or reacquisition rights with respect to shares previously acquired pursuant to any awards as of immediately prior to the corporate transaction; (vii) in the case of outstanding options and/or stock appreciation rights, allowed to be exercised prior to the occurrence of the corporate transaction and terminated (for no consideration) upon the consummation of such corporate transaction if not exercised prior thereto; or (viii) cancelled in exchange for no consideration.
Change in Control. The administrator may provide, in an individual award agreement or in any other written agreement between a participant and us, that the stock award will be subject to additional acceleration of vesting, settlement, payment, and/or expiration in the event of a change in control.
Under the 2026 Plan, a “change in control” is generally (1) a merger, consolidation, or any other corporate reorganization in which the shares of capital stock of the company immediately before the transaction cease to represent immediately after such transaction at least a majority of the voting power of the continuing or surviving entity in substantially the same proportions immediately after such transaction as in effect before such transaction; (2) with certain limited exceptions, the consummation of the sale, transfer or other disposition of all or substantially all of our assets; (3) a change in the effective control of the company which occurs on the date that a majority of our board members are replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of our board of directors prior to the date of the appointment or election; or (4) the consummation of any transaction as a result of which any person or company becomes the beneficial owner, directly or indirectly, of at least 50% of the total voting power represented by our then outstanding voting securities. No transaction shall constitute a change in control (i) as the result of the initial effectiveness of the company’s amended and restated certificate of incorporation that will become effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, (ii) pursuant to Section (3) above until after the time at which both the Class F Sunset
Time and the Class T Sunset Time have occurred, as such terms are defined in the company’s amended and

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
restated certificate of incorporation that will become effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, (iii) if its primary purpose is to change the jurisdiction of the company’s incorporation or to create a holding company owned in substantially the same proportions by the persons who held company securities immediately before such transactions, or (iv) if required for compliance with Section 409A of the Code, a transaction will not be a change of control unless it is also a “change in the ownership or effective control of” the company or “a change in the ownership of a substantial portion of the assets of” the company as determined under applicable Treasury regulations.
Compensation Recovery Policy. Awards granted under the 2026 Plan will be subject to reduction, cancellation, forfeiture, and/or recoupment in accordance with any compensation recovery policy as may be in effect as of the date of grant of such award, or as such policy is amended or another policy is adopted to comply with applicable laws. In addition, the administrator may impose such other compensation recovery or recoupment provisions in any award agreement as it determines necessary or appropriate.
Amendment or Termination.  Our administrator has the authority to amend, alter, suspend, or terminate the
2026 Plan, provided such action does not materially impair the existing rights of any participant unless otherwise provided in the 2026 Plan or mutually agreed otherwise. Our 2026 Plan will continue in effect until terminated by the administrator, but no options that qualify as incentive stock options may be granted after 10 years from the earlier of the board or stockholder approval of the 2026 Plan. We will obtain stockholder approval of any amendment to our 2026 Plan as required by applicable law or listing requirements.
Amended & Restated 2021 Stock Plan
General. Our board of directors adopted our 2021 Plan on January 28, 2021 and last amended our 2021 Plan
effective as of           . Our 2021 Plan will be terminated effective as of the day immediately prior to the day the registration statement of which this prospectus forms a part becomes effective, and no new awards will be granted under our 2021 Plan following this offering, but previously granted awards will continue to be subject to the terms and conditions of the 2021 Plan and the award agreements evidencing such awards.
Share Reserve. We have reserved for issuance pursuant to our 2021 Plan an aggregate of            shares of our
Class A common stock. In general, if an award granted under our 2021 Plan (i) expires or is terminated, cancelled, or otherwise forfeited by a participant, (ii) a share subject to an award is withheld in satisfaction of the exercise price and/or tax withholding due in connection with such award, or (iii) a share previously issued pursuant to an award is forfeited or repurchased at the original purchase price paid for the share, then the number of unissued shares subject to any such award, and any such withheld, forfeited, or repurchased shares, will again become available for awards under the 2021 Plan. Following the effectiveness of our 2026 Plan, such shares will again become available for awards under the 2026 Plan.
Plan Administration. Our board of directors has administered the 2021 Plan before this offering. Our board of directors has delegated its authority to administer the 2021 Plan to our compensation committee following this offering.
Types of Awards. Our 2021 Plan provides for incentive and non-statutory stock options to purchase shares of our Class A common stock, RSAs, and RSUs. As of the date of this prospectus, we have issued stock options, restricted stock, and RSUs pursuant to our 2021 Plan.
Non-transferability of Awards. Unless the administrator provides otherwise, our 2021 Plan generally does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an option right may exercise such an award during their lifetime.
Certain Adjustments. In the event of certain corporate events or changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2021 Plan, the administrator will make adjustments to one or more of the number, kind, and class of securities that may be delivered under the 2021 Plan and/or the number, kind, class, and price of securities covered by each outstanding award.
Corporate Transaction. The 2021 Plan provides that in the event of (i) a transfer of all or substantially all of our assets, (ii) a merger, consolidation, or other capital reorganization or business combination transaction of us with or into another corporation, entity, or person, or (iii) the consummation of a transaction, or series of related transactions, in which any “person” becomes the “beneficial owner,” directly or indirectly, of more than

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
50% of our then outstanding capital stock (each, a “Corporate Transaction”), the administrator may, in its sole and absolute discretion and without the need for the consent of any participant, take one or more of the following actions contingent upon the occurrence of that Corporate Transaction with respect to outstanding awards granted under the 2021 Plan which provide for: (A) the continuation of such awards by us (if we are the surviving corporation); (B) the assumption of such awards by the surviving corporation or its parent; (C) the substitution by the surviving corporation or its parent of new options or equity awards for such awards; (D) the cancellation of such awards in exchange for a payment to the participants equal to the excess of (1) the fair market value of the shares or units subject to such awards as of the closing date of such Corporate Transaction over (2) the exercise price or purchase price paid or to be paid for the shares or units representing shares subject to the awards, as applicable; or (E) the cancellation of any outstanding awards or an outstanding right to purchase restricted stock, in either case, for no consideration.
Amendment or Termination. Our board of directors may amend or terminate the 2021 Plan at any time. If our board of directors amends the 2021 Plan, we will ask our stockholders to approve the amendment if such approval is necessary or desirable to comply with applicable law. No further awards will be made under the
2021 Plan after this offering.
2026 Employee Stock Purchase Plan
General. Our ESPP was adopted by our board of directors on September 1, 2026, and approved by our
stockholders on           , 2026. The ESPP will become effective as of the day immediately prior to the day the registration statement of which this prospectus forms a part is effective.
The ESPP includes two components: a 423 component and a non‑423 component. We intend the 423 component to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. The non-423 component authorizes grants of purchase rights that do not comply with Section 423 of the Code.
Share Reserve.  The maximum aggregate number of shares that may be issued under the ESPP is            shares
of our Class A common stock.
In addition, the number of shares that may be issued under the ESPP will be increased on the first day of each fiscal year beginning with our 2027 fiscal year and ending on (and including) the first day of our 2036 fiscal year, in an amount equal to the lesser of: (i) 1% of the total number of shares of our common stock (including only all classes of common stock issued by the company that carry economic rights) outstanding on the last day of the calendar month prior to the date of such automatic increase (calculated on an as-converted basis); and
(ii) such number of shares determined by our board of directors.
Plan Administration. The ESPP is administered by our board of directors or a committee designated by our board of directors. Our board of directors has delegated its authority to administer the ESPP to our compensation committee.
Eligibility. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates and specified service providers (including non-U.S. service providers) of the company or our designated affiliates may participate in the ESPP.
Employees may have to satisfy one or more of the following service requirements before participating in the 423 components of the ESPP, as determined by the administrator, including: (1) continuous service with us or one of our affiliates for at least two years (or such lesser period of time as may be determined by our board of directors), (2) being customarily employed for more than 20 hours per week (or such lesser period of time as may be determined by our board of directors), (3) being customarily employed for more than five months per calendar year (or such lesser period of time as may be determined by our board of directors), (4) is not a highly compensated employee within the meaning of Section 423(b)(4)(D) of the Code, or (5) such other criteria as our board of directors may determine to be consistent with Section 423 of the Code. No employee may purchase shares under the 423 component of the ESPP at a rate in excess of $25,000 worth of our Class A common stock based on the fair market value per share of our Class A common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the 423 component of the ESPP if immediately after such rights are granted, such employee has

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d)
of the Code.
Offerings. The ESPP is implemented through offerings pursuant to which participants are granted rights to purchase shares of our Class A common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our Class A common stock will be purchased by participants in the offering. An offering under the ESPP may be terminated under certain circumstances. The administrator will have the discretion to structure an offering so that if the fair market value of a share of our Class A common stock on the first trading day of a new purchase period within that offering is less than or equal to the fair market value of a share of our Class A common stock on the offering date for that offering, then that offering will terminate immediately as of that first trading day, and the participants in such terminated offering will be automatically enrolled in a new offering beginning on the first trading day of such new offering.
Payroll Deductions. Participants who are employees may generally make contributions through payroll deductions (unless otherwise required by law or provided for in an offering). In the case of an offering under the
423 component, such percentage or maximum dollar amount of contributions may not exceed 15% of their earnings for the applicable offering. Contributions pursuant to the non-423 component will generally be made on an after-tax basis in a manner determined by the administrator.
Shares of our Class A common stock will be purchased for the accounts of participants in the ESPP at a price per share that is not less than the lesser of (1) 85% of the fair market value of a share of our Class A common stock on the first date of an offering, or (2) 85% of the fair market value of a share of our Class A common stock on the date of purchase.
Certain Adjustments.  In the event of any change that is made in, or other events that occur with respect to, our
Class A common stock subject to the ESPP or subject to any purchase right without the receipt of consideration by the company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or other similar equity restructuring transaction, our board of directors will make appropriate and proportionate adjustments to: (1)
the class(es) and maximum number of shares reserved under the ESPP, (2) the class(es) and maximum number of shares by which the share reserve may increase automatically each year, (3) the class(es) and number of shares subject to, and purchase price applicable to, all outstanding offerings and purchase rights, and (4) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.
Dissolution or Liquidation. In the event of a dissolution or liquidation of the company, any offering then in progress will be shortened by setting a new purchase date prior to the consummation of such proposed dissolution or liquidation. The board of directors will notify each participant that the purchase date has been changed and that the participant’s purchase right will be exercised automatically on the new purchase date unless prior to such date the participant has withdrawn from the offering.
Corporate Transactions. The ESPP provides that in the event of certain significant corporate transactions, including: (1) a transfer of all or substantially all of our assets; (2) a merger, consolidation, or other capital, reorganization or business combination transaction of the company with or into another corporation, entity, or person; or (3) the consummation of a transaction, or series of related transactions, in which any person becomes the beneficial owner, directly or indirectly, of more than 50% of our then outstanding capital stock, a successor corporation may assume, continue, or substitute each outstanding purchase right. If the successor corporation does not assume, continue, or substitute the purchase right, the participants’ accumulated contributions will be used to purchase shares prior to the corporate transaction and the purchase rights will terminate immediately after such purchase. The administrator will notify each participant that the purchase date has been changed and that the participant’s purchase right will be exercised automatically on the new purchase date unless prior to such date the participant has withdrawn from the offering.
Spin-Off. In the event of a spin-off or similar transaction, our board of directors may take actions deemed necessary or appropriate in connection with any ongoing offering, subject to compliance with applicable laws.
In the absence of any such action, if an entity ceases to qualify as a related company under the ESPP, any

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
participant in an ongoing offering employed by, or providing services to, such entity will be treated in the same manner as if the participant had terminated employment or service.
Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our
ESPP at any time, except that, subject to certain exceptions described in our ESPP, no such action may materially impair outstanding rights under our ESPP. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Certain Relationships and Related Person
Transactions
In addition to the compensation arrangements, including employment, termination of employment, and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2023 and each currently proposed transaction in which:
•we have been or are to be a participant;
•the amount involved exceeded or exceeds $120,000; and
•any of our directors, executive officers, or holders of more than 5% of any class of our outstanding voting securities, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.
Equity Financings
Series H Redeemable Convertible Preferred Stock Financing
From May 2026 to June 2026, we sold an aggregate of 77,637,878 shares of our Series H-1 redeemable convertible preferred stock at a purchase price of $589.0095 per share, for an aggregate purchase price of
$45,729,447,703. The following table summarizes purchases of our Series H-1 redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series H-1 Redeemable Convertible Preferred Stock	Total Purchase Price
Spark Capital (1)	747,016	$439,999,521
Bodhi LLC (2)	16,977	$9,999,614
______________
(1)Shares purchased by Spark Capital Growth Fund VI, L.P. and Spark Capital Growth Fund Holdings 2026, LLC. Yasmin Razavi,
a member of our board of directors, is a managing member of the General Partner of each of Spark Capital Growth Fund VI,
L.P. and Spark Capital Growth Fund Holdings 2026, LLC.
(2)Bodhi LLC is wholly owned by Vas Narasimhan, a member of our board of directors, and his wife.
Series G Redeemable Convertible Preferred Stock Financing
From January 2026 to February 2026, we sold an aggregate of 90,510,425 shares of our Series G-1 redeemable convertible preferred stock at a purchase price of $259.1364 per share, for an aggregate purchase price of
$23,454,545,698. The following table summarizes purchases of our Series G-1 redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series G-1 Redeemable Convertible Preferred Stock	Total Purchase Price
Spark Capital (1)	96,474	$24,999,925
______________
(1)Shares purchased by Spark Capital Growth Founders’ Fund V, L.P. and Spark Capital Growth Fund V, L.P. (each, a “Spark V entity,” and collectively, “Spark V entities”), which are affiliates of Spark Capital. Yasmin Razavi, a member of our board of directors, is a managing member of the General Partner of each Spark V entity.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Series F Redeemable Convertible Preferred Stock Financing
From August 2025 to September 2025, we sold an aggregate of 92,219,720 shares of our Series F-1 redeemable convertible preferred stock at a purchase price of $140.9676 per share, for an aggregate purchase price of
$12,999,992,602. The following table summarizes purchases of our Series F-1 redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series F-1 Redeemable Convertible Preferred Stock	Total Purchase Price
Spark Capital (1)	439,817	$61,999,947
______________
(1)Shares purchased by the Spark V entities, which are affiliates of Spark Capital. Yasmin Razavi, a member of our board of directors, is a managing member of the General Partner of each Spark V entity.
Series E Redeemable Convertible Preferred Stock Financing
From January 2025 to March 2025, we sold an aggregate of 63,610,106 shares of our Series E-1 redeemable convertible preferred stock at a purchase price of $56.0865 per share, for an aggregate purchase price of
$3,567,668,210. The following table summarizes purchases of our Series E-1 redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series E-1 Redeemable Convertible Preferred Stock	Total Purchase Price
Spark Capital (1)	1,782,959	$99,999,930
______________
(1) Shares purchased by the Spark V entities, which are affiliates of Spark Capital. Yasmin Razavi, a member of our board of directors, is a managing member of the General Partner of each Spark V entity.
Series D Redeemable Convertible Preferred Stock Financing
From January 2024 to May 2024, we sold an aggregate of 39,978,675 shares of our Series D-1 and D-3 redeemable convertible preferred stock at a purchase price of $30.0045 per share, for an aggregate purchase price of $1,199,540,154. In January 2024, we issued 33,328 shares of our Series D-1 redeemable convertible preferred stock upon conversion of a SAFE with a principal amount of $1,000,000 at a purchase price of
$30.0045 per share. The following table summarizes purchases of our Series D-1 redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series D-1 Redeemable Convertible Preferred Stock	Total Purchase Price
Spark Capital (1)	2,499,624	$74,999,968
______________
(1)Shares purchased by Spark Capital Growth Founders’ Fund IV, L.P. and Spark Capital Growth Fund IV, L.P. (each, a “Spark IV entity,” and collectively, “Spark IV entities”), which are affiliates of Spark Capital. Yasmin Razavi, a member of our board of directors, is a managing member of the General Partner of each Spark IV entity.
Series C Redeemable Convertible Preferred Stock Financing
From March 2023 to June 2023, we sold an aggregate of 39,669,823 shares of our Series C-1 and C-2 redeemable convertible preferred stock at a purchase price of $11.2261 per share, for an aggregate purchase price of $445,337,400. In March 2023, we issued 89,078 shares of our Series C-1 redeemable convertible preferred stock upon conversion of a SAFE with a principal amount of $1,000,000 at a purchase price of

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
$11.2261 per share. The following table summarizes purchases of our Series C-1 redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series C-1 Redeemable Convertible Preferred Stock	Total Purchase Price
Spark Capital (1)	6,680,859	$74,999,991
______________
(1)Shares purchased by the Spark IV entities, which are affiliates of Spark Capital. Yasmin Razavi, a member of our board of directors, is a managing member of the General Partner of each Spark IV entity.
Right of First Refusal
Pursuant to certain of our equity compensation plans and certain agreements with our stockholders, including our amended and restated right of first refusal and co-sale agreement, dated as of May 28, 2026, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. This right will terminate upon completion of this offering. Dario Amodei and Daniela Amodei, who are both executive officers and members of our board of directors, and entities affiliated with Spark Capital, are party to the right of first refusal and co-sale agreement. Yasmin Razavi, a member of our board of directors, is a managing member of the General Partner of entities affiliated with Spark Capital.
Voting Agreement
We are party to an amended and restated voting agreement, dated as of May 28, 2026, under which certain holders of our capital stock, including entities affiliated with Spark Capital, have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon completion of this offering, the voting agreement will terminate and none of our Class A common stock or Class N common stock stockholders will have any special rights under our amended and restated voting agreement regarding the election or designation of members of our board of directors. Dario Amodei and Daniela Amodei, who are both executive officers and members of our board of directors, are party to the voting agreement. Yasmin Razavi, a member of our board of directors, is a managing member of the General Partner of entities affiliated with Spark
Capital.
Tender Offers
In April 2026, we facilitated a tender offer whereby a syndicate of stockholders commenced a tender offer to purchase shares of our Class A common stock from certain of our securityholders for $25.9136 per share in cash. Dario Amodei and Daniela Amodei, who are both executive officers and members of our board of directors, Krishna Rao, one of our executive officers, and Holden Karnofsky, the spouse of Daniela Amodei, sold shares of our Class A common stock in the tender offer. An aggregate of 179,883,540 shares of our Class A common stock were tendered in total pursuant to the tender offer for an aggregate purchase price of
$4,661,437,298.
In June 2025, we commenced a tender offer to purchase shares of our Class A common stock from certain of our securityholders for $5.61 per share in cash. Dario Amodei and Daniela Amodei, who are both executive officers and members of our board of directors, sold shares of our Class A common stock in the tender offer. An aggregate of 27,942,000 shares of our Class A common stock were tendered in total pursuant to the tender offer for an aggregate purchase price of $156,716,898.
Irrevocable Proxy Agreements
We are party to certain irrevocable proxy agreements with Daffy Charitable Fund and Dechomai Asset Trust
(such entities, “DAFs”), dated as of October 6, 2025 and December 20, 2024, respectively (together, “Voting
Proxy Agreements”). Each of the DAFs has entered into a master donation agreement with us pursuant to which the DAFs may from time to time receive donations of shares directly from us or from one or more of our

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
stockholders. Neither of the DAFs holds 5% or more of the outstanding shares of any class of our voting securities.
Dario Amodei, our Chief Executive Officer and a member of our board of directors, is party to the Voting Proxy
Agreements as the proxyholder thereunder, pursuant to which he has the right to vote shares of our voting securities currently owned or subsequently acquired by the DAFs (any such votable securities, “Voting Shares”)
in his sole and absolute discretion; provided, however, that any shares of our voting securities held by the DAFs as a result of a stock transfer or donation by our Chief Executive Officer or any of such officer’s family members or affiliates will not be considered Voting Shares for purposes of the Voting Proxy Agreements. Our board of directors may, from time to time, designate certain other individuals as the proxyholder subject to the terms set forth in the Voting Proxy Agreements.
Employment Arrangements with Immediate Family Members of Our
Executive Officers
Holden Karnofsky, the spouse of Daniela Amodei, our executive officer and Chairperson of our board of directors, has been employed by us since January 2025. During 2025 and 2026 to date, Mr. Karnofsky received
total cash compensation, including base salary, bonus, and other compensation, of $430,213 and $          ,
respectively. During this time, Mr. Karnofsky received options to purchase 179,500 shares of our Class A common stock and RSUs covering 310,000 shares of our Class A common stock. Mr. Karnofsky’s total compensation and benefits were in line with employees of comparable experience that held similar roles.
Stockholders’ Agreement
Immediately prior to the completion of this offering, we will enter into a stockholders’ agreement (the
“Stockholders’ Agreement”) with the LTBT and the Founder LLC. The Stockholders’ Agreement contains provisions relating to the composition of our board of directors, which are discussed under the sections titled
“Management—Board of Directors,” “Management—Committees of the Board of Directors—Nominating and
Corporate Governance Committee” and “Our Governance Structure and Its Goals—Long-Term Benefit Trust—
Election and Removal of Directors.”
Voting Agreement
Under the Stockholders’ Agreement, the Founder LLC and the LTBT will agree to vote their shares and take other actions to give effect to the board composition, and director nomination and removal, provisions described under the sections titled “Management—Board of Directors,” “Management—Committees of the
Board of Directors—Nominating and Corporate Governance Committee,” and “Our Governance Structure and
Its Goals—Long-Term Benefit Trust—Election and Removal of Directors.”
Notice Rights
Under the Stockholders’ Agreement, for so long as our Class T common stock remains outstanding, we have agreed not to take specified actions, including a liquidation event, a transfer of control of an AI model exceeding capabilities thresholds established by our board of directors, a sale of 50% or more of our outstanding voting power or economic interests represented by our capital stock, or the commencement of a bankruptcy, insolvency, or similar proceeding with respect to the company, without providing advance written notice to the
LTBT, which notice period may be waived.
Expense Reimbursement and Indemnification
We have agreed to reimburse or advance to the Founder LLC and the LTBT their reasonable and documented out-of-pocket expenses, including legal fees, incurred in connection with specified matters relating to, among other things, their ownership of our capital stock and the exercise of their rights and obligations under our governance documents. We have also agreed to enter into indemnification agreements with the Founder LLC and the LTBT providing for indemnification, to the fullest extent permitted by law, of those entities and their related persons in connection with those same matters, without limitation of other indemnification agreements to which we may be a party.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Reimbursement of Legal Fees
In connection with the structuring and negotiation of our governance structure prior to this offering, we have paid or reimbursed, or will pay or reimburse, legal fees incurred by the Founder LLC, which we expect to be
approximately $          .
Transactions with the LTBT
We provide funding to the LTBT, which holds all of our Class T common stock, to support its operations and the compensation of its Trustees. In the years ended December 31, 2023, 2024, and 2025, we paid $2,716,750, $0, and $906,089 to the LTBT, respectively. During the six months ended June 30, 2026, we paid $8,425,213 to
the LTBT and we expect to pay an additional $           between June 30, 2026 and the completion of this offering.
The LTBT is accounted for as a consolidated VIE on our balance sheet (see Note 1 to our consolidated financial statements included elsewhere in this prospectus).
Other Transactions
We have granted stock options and RSUs to our executive officers and certain of our directors. See the section titled “Executive Compensation—Outstanding Equity Awards at 2025 Year-End” for a description of these stock options and RSUs.
Other than as described above under this section titled “Certain Relationships and Related Person
Transactions,” since January 1, 2023, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related person where the amount involved exceeds, or would exceed,
$120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.
Limitation of Liability and Indemnification of Officers and Directors
We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors and certain officers for monetary damages to the fullest extent permitted by the DGCL.
Consequently, our directors and certain officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors and officers, except liability for the following:
•any breach of the director’s or officer’s duty of loyalty to our company or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•for our directors, unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL;
•any transaction from which they derived an improper personal benefit; or
•for our officers, any action by or in the right of the corporation.
Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission, or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors and officers of corporations, then the personal liability of our directors and officers will be further limited to the greatest extent permitted by the DGCL.
In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that they are or were one of our directors or officers or are or were serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that they are or were one of our employees or agents or are or were serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.
Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL.
These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws, and indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. We cannot predict whether, when, or the amount of any future claims for indemnification in connection with any settlement or judgment. Under Delaware law and our amended and restated certificate of incorporation, in the absence of a conflict of interest, no failure to satisfy the balancing obligations associated with our status as a PBC shall, for purposes of the exculpation, advancement, and indemnification rights of our directors and officers, constitute an act or omission not in good faith, or a breach of the duty of loyalty.
We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public company securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.
Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.
The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Policies and Procedures for Related Person Transactions
Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related person transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of any class of our outstanding voting securities, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter that will be in effect upon completion of this offering will provide that our audit committee shall review and approve or disapprove any related person transactions.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Principal and Selling Stockholders
The following table sets forth certain information with respect to the beneficial ownership of our capital stock as
of            and as adjusted to reflect the sale of our Class A common stock offered by us and the selling stockholders in this offering assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock, for:
•each of our NEOs;
•each of our directors;
•all of our current directors and executive officers as a group;
•each person, or group of persons, known by us to be the beneficial owner of more than 5% of the outstanding shares of any class of our voting securities; and
•each selling stockholder.
We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of
Sections 13(d) and 13(g) of the Exchange Act.
We have based our calculation of the percentage of beneficial ownership prior to this offering on            shares of
our Class A common stock,            shares of our Class N common stock, and one share of our Class T common
stock outstanding as of            (after giving effect to the Preferred Stock Conversion, Convertible Notes
Conversion, and the RSU Settlement).
We have based our calculation of the percentage of beneficial ownership after this offering on            shares of
our Class A common stock issued by us in such offering and one share of our Class F common stock issued to
the Founder LLC in connection with this offering, and            shares of our Class A common stock,            shares
of our Class N common stock, and one share of our Class T common stock, outstanding immediately after the completion of this offering, assuming no exercise of the underwriters’ option to purchase up to an additional shares of our Class A common stock from us. We have deemed shares of our Class A common stock
subject to stock options that are currently exercisable or exercisable within 60 days of            or issuable
pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of
           (assuming the satisfaction of the performance-based and service-based vesting conditions) to be outstanding and to be beneficially owned by the person holding such stock option or RSU, as applicable, for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Anthropic, PBC, 548 Market Street, PMB 90375, San
Francisco, California 94104.

	Shares Beneficially Owned Before the Offering							Shares Beneficially Owned After the Offering
	Class A		Class F		Class T		Shares of Class A Being Offered	Class A		Class F		Class T		% of Total Outstanding		% of Total Voting Power†
Name of Beneficial Owner	#	%	#	%	#	%		#	%	#	%	#	%	Before Offering	After Offering	Before Offering	After Offering
Named Executive Officers and Directors:
Dario Amodei(1) ††
Shares subject to voting proxies(2)
Total							—
Daniela Amodei(3) ††
Krishna Rao(4)							—
Reed Hastings(5)							—
Christopher Liddell(6)							—
Vas Narasimhan(7)							—
Yasmin Razavi(8)							—
All executive officers and directors as a group (7 persons)(9)							—
Greater than 5% Stockholders:
Long-Term Benefit Trust(10)							—
Founder LLC(11)††							—
Other Selling Stockholders:
(12)
______________
*Represents beneficial ownership of less than 1%.
†Represents the percentage of the total votes attributable to all outstanding shares of our Class A common stock and Class F common stock. Does not include (i) our Class T common stock, which is held by the LTBT, and which generally has the authority to elect and remove the Class T directors, who together will constitute a majority of the authorized members of our board of directors, and is generally not entitled to vote with respect to matters submitted to a vote of stockholders, (ii) our Class N common stock, which is not entitled to vote on any matter that is submitted to a vote of stockholders, except as otherwise required by law, or (iii) our Class E common stock, which is not entitled to vote for the election of directors. Our Class A common stock is entitled to one vote per share. Our Class F common stock is entitled to an aggregate number of votes equal to
50.1% of the total voting power of our outstanding shares of capital stock as of the applicable record date with respect to matters submitted to a vote of stockholders generally.
††    We expect that our seven co-founders, including Dr. Amodei and Ms. Amodei, will enter into the Founder LLC Agreement shortly before the effectiveness of the registration statement of which this prospectus forms a part. The Founder LLC Agreement will provide that the share of Class F common stock will be voted, consented or not consented, in the manner determined by a vote of the Continuing Founders as prescribed by the Founder LLC Agreement, with each Continuing Founder entitled to one vote. With respect to Dr.
Amodei and Ms. Amodei, the voting power percentage provided does not include the voting power of the Class F common stock held by the Founder LLC. The Founder LLC

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Agreement will not govern the voting of any shares of our Class A common stock held by the co-founders or their related holders. Each co-founder (or their related holders) will be able to vote shares of our Class A common stock held by them in their discretion, regardless of the manner in which the Founder LLC will vote the Class F common stock. For more information, please see the sections titled “Our Governance Structure and Its Goals—Founder Voting Structure” and “Description of Capital Stock—Common Stock—Voting
Rights.”
(1)Consists of (i)            shares of Class A common stock held of record by Dr. Amodei or by trusts over which Dr. Amodei exercises investment or voting control, (ii)            shares of
Class A common stock subject to stock options exercisable within 60 days of           , and (iii)            shares of Class A common stock issuable upon settlement of RSUs for which the
service-based vesting condition will be satisfied within 60 days of           .
(2)Dr. Amodei has entered into the Voting Proxy Agreements with the DAFs (as further described elsewhere in this prospectus), pursuant to which Dr. Amodei has the authority (and irrevocable proxy) to direct the vote and vote certain shares of Class A common stock held by the DAFs, at his discretion on all matters to be voted upon by stockholders.
(3)Consists of (i)            shares of our Class A common stock held of record by Ms. Amodei or by trusts over which Ms. Amodei exercises investment or voting control, (ii)            shares
of Class A common stock subject to stock options exercisable within 60 days of           , (iii)            shares of Class A common stock subject to stock options exercisable within 60 days
of            held by Ms. Amodei’s spouse, (iv)            shares of Class A common stock issuable upon settlement of RSUs for which the service-based vesting condition will be satisfied
within 60 days of           , and (v)            shares of Class A common stock issuable upon settlement of RSUs for which the service-based vesting condition will be satisfied within 60
days of            held by Ms. Amodei’s spouse.
(4)Consists of (i)            shares of our Class A common stock held of record by Mr. Rao or by a trust over which Mr. Rao exercises investment or voting control and (ii)            shares of
Class A common stock subject to stock options exercisable within 60 days of           .
(5)Consists of            shares of Class A common stock issuable upon settlement of RSUs for which the service-based vesting condition will be satisfied within 60 days of           .
(6)Consists of            shares of Class A common stock issuable upon settlement of RSUs for which the service-based vesting condition will be satisfied within 60 days of           .
(7)Consists of (i)            shares of Class A common stock held of record by Bodhi LLC over which Dr. Narasimhan exercises sole investment and voting control and (ii)            shares of
Class A common stock issuable upon settlement of RSUs for which the service-based vesting condition will be satisfied within 60 days of           .
(8)Excludes shares of Class A common stock held by any affiliates of Spark Capital (each, a “Spark Capital Entity”). Spark Capital Growth Fund IV, L.P. and Spark Capital Growth
Founders’ Fund IV, L.P. are controlled by their general partner, Spark Growth Management Partners IV, LLC, which is governed by five managing members including Yasmin
Razavi, who is one of our directors. Spark Capital Growth Fund V, L.P. and Spark Capital Growth Founders’ Fund V, L.P. are controlled by their general partner, Spark Growth
Management Partners V, LLC, which is governed by its five managing members, including Ms. Razavi, who is one of our directors. Spark Capital Growth Fund VI, L.P. is controlled by its general partner, Spark Growth Management Partners VI, LLC, which is governed by its six managing members, including Ms. Razavi, who is one of our directors.
The members of Spark Capital Growth Fund Holdings 2026, LLC are Spark Capital Growth Fund IV, L.P., Spark Capital Growth Founders’ Fund IV, L.P., Spark Capital Growth
Fund V, L.P., Spark Capital Growth Founders’ Fund V, L.P. and Spark Capital Growth Fund VI, L.P. The managing members of each general partner make investment and voting decisions based on a majority vote. To the extent Ms. Razavi may be deemed to have beneficial ownership over the shares beneficially owned by any Spark Capital Entity, she expressly disclaims such beneficial ownership. The business address of each of the foregoing persons is 200 Clarendon Street, Floor 59, Boston, Massachusetts 02116.
(9)Consists of (i)            shares of Class A common stock beneficially owned by our executive officers and directors, (ii)            shares of Class A common stock subject to stock options
exercisable within 60 days of           , and (iii)            shares of Class A common stock issuable upon settlement of RSUs for which the service-based vesting condition will be satisfied
within 60 days of           .
(10)Consists of one share of Class T common stock held of record by the LTBT.
(11)Consists of one share of Class F common stock held of record by the Founder LLC.
(12)          .

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Description of Capital Stock
General
The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering. We expect to adopt an amended and restated
certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,”
you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, the
Trust Agreement, the Founder LLC Agreement, the IRA, and the Stockholders’ Agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist
of           shares of capital stock, $0.00001 par value per share, of which:
•          shares are designated as Class A common stock (the “Class A common stock”);
•           shares are designated as Class N common stock (the “Class N common stock”);
• one share is designated as Class T common stock (the “Class T common stock”);
•one share is designated as Class F common stock (the “Class F common stock”);
•           shares are designated as Class E common stock (the “Class E common stock”); and
•           shares are designated as preferred stock.
As of June 30, 2026, assuming the Preferred Stock Conversion, Convertible Notes Conversion, Class F Stock
Issuance, Initial Public Benefit Issuance, and the RSU Settlement occurred as of such date, there were
          shares of our Class A common stock outstanding, held by            stockholders of record,            shares of our
Class N common stock outstanding, held by            stockholders of record, one share of our Class T common
stock outstanding, held by one stockholder of record, one share of our Class F common stock outstanding, held by one stockholder of record, and no shares of our Class E common stock or preferred stock outstanding.
As more fully described below, the following table summarizes certain key terms of each class or series of our common stock that will be authorized following the completion of this offering:

Category of Rights	Class A Common Stock	Class N Common Stock	Class T Common Stock	Class F Common Stock	Class E Common Stock
Votes per share	1	0	1	50.1% of outstanding voting power on record date	1
Matters on which entitled to vote
All matters submitted
to stockholders
generally; election of
non-Class T directors;
certain amendments
to the terms of the
LTBT or the rights of
the Class T common
stock; redemption of
the Class T common
stock
		Not entitled to vote except as required by law, in which case the Class N common stock will have one vote per share	Election of Class T directors, which constitute a majority of our board of directors; redemption of the Class E common stock; certain amendments to the rights of the Class F common stock
All matters submitted
to stockholders
generally; election of
non-Class T directors;
certain amendments
to the terms of the
LTBT or the rights of
the Class T common
stock; redemption of
the Class T common
stock; redemption of
the Class E common
stock

Nomination, change
in designation, or
removal of the
Specified Class T
Director (only if the
NGC does not concur
in the LTBT’s
nomination, change in
designation, or
removal); certain
amendments to the
terms of the LTBT or
the rights of the Class
T common stock;
redemption of the
Class T common stock

Conversion rights	None	Converts into Class A common stock upon a sale or transfer to an unaffiliated third party	None	None	None

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83

Category of Rights	Class A Common Stock	Class N Common Stock	Class T Common Stock	Class F Common Stock	Class E Common Stock
Transferability	Generally transferable	Generally transferable; converts into Class A common stock upon transfer as described above	Transferable only upon approval of persons comprising the Trust Amendment Threshold
Not transferable
except in the case of a
reorganization or
redomiciliation of the
Founder LLC that is
approved by our
board of directors and
does not result in a
change to the
members of the
Founder LLC
Not transferable
Dividend rights	Entitled to participate pro rata in dividends and distributions	Entitled to participate pro rata in dividends and distributions	None	None	None
Right to receive liquidation distributions	Entitled to participate pro rata in liquidation distributions	Entitled to participate pro rata in liquidation distributions	Entitled to par value per share	Entitled to par value per share	Entitled to par value per share
Redeemable by company	No	No	Redeemable by us for no consideration upon occurrence of certain events	Redeemable by us for no consideration upon occurrence of certain events	Redeemable by us for no consideration upon occurrence of certain events
Common Stock
We have four classes of authorized common stock:
•the class designated as Participating Common Stock, which is divided into two series: Class A common stock and Class N common stock;
•the Class T common stock, which is a special class of common stock that is issued to the LTBT;
•the Class F common stock, which is a special class of common stock that will be issued to the Founder
LLC; and
•the Class E common stock, which is a special class of common stock that will be issued to our employees, excluding our co-founders.
Voting Rights
•Class A common stock. Holders of our Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders generally, including the election of the directors other than the Class T directors.
•Class N common stock. Holders of our Class N common stock are not entitled to vote on any matter that is submitted to a vote of stockholders, except as otherwise required by law, such as certain amendments to our amended and restated certificate of incorporation that would adversely affect the powers, preferences, or special rights of the Class N common stock without so adversely affecting the
Class A common stock, on which the DGCL entitles such holders to vote separately as a series.
•Class T common stock. The holder of our Class T common stock has no voting rights with respect to matters submitted to stockholders, except as set forth within our amended and restated certificate of incorporation with respect to the election of a majority of our board of directors, the redemption of our
Class E common stock, certain amendments to the rights of the Class F common stock, or as otherwise required by law, such as certain amendments to our amended and restated certificate of incorporation that would adversely affect the powers, preferences, or special rights of the Class T common stock, on which the DGCL entitles such holders to vote separately as a class.
•Class F common stock. The holder of our Class F common stock will be entitled to an aggregate number of votes that equals 50.1% of the total voting power of our outstanding shares of capital stock as of the applicable record date on matters submitted to a vote of stockholders generally, including the election of the directors other than the Class T directors. The Class F common stock will be voted in the manner provided by the Founder LLC Agreement. See the section titled “—Class F Common Stock
Voting Mechanics.”

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
•Class E common stock. The holders of our Class E common stock have no voting rights with respect to matters submitted to stockholders, except as set forth within our amended and restated certificate of incorporation with respect to the proposed nomination, removal, or change in designation of the
Specified Class T Director (in circumstances where our NGC does not concur with the LTBT’s proposed action), certain changes to the terms of the LTBT, the rights of the Class T common stock, the redemption of the Class T common stock, or as otherwise required by law, such as certain amendments to our amended and restated certificate of incorporation that would adversely affect the powers, preferences, or special rights of the Class E common stock, on which the DGCL entitles such holders to vote separately as a class.
Conversion and Transferability
•Class A common stock. The Class A common stock will not be convertible into any other class or series of capital stock. Subject to compliance with applicable law and the restrictions described in the section titled “Shares Eligible for Future Sale—Lock-Up and Market Standoff Agreements,” the Class A
common stock can be transferred.
•Class N common stock. The holders of our Class N common stock are primarily strategic business partners. Subject to compliance with applicable law and the restrictions described in the section titled
“Shares Eligible for Future Sale—Lock-Up and Market Standoff Agreements,” the Class N common stock can be transferred. The shares of Class N common stock will automatically convert into an equal number of shares of Class A common stock upon a transfer effected through: (i) a registered offering or an open market sale of such shares or (ii) a transfer to a third party (A) that is not a holder of Class N common stock (or an affiliate of a holder of Class N common stock) and (B) that will not beneficially
own or control more than           % of the shares of any class or series of our equity securities after giving effect to the transfer.
•Class T common stock. The Class T common stock will not be convertible into any other class or series of capital stock. The Class T common stock is transferable only upon the approval of persons comprising the Trust Amendment Threshold. Because the persons comprising the Trust Amendment
Threshold have the power to modify or terminate the LTBT and the rights of the Class T common stock entirely, there is no separate restriction on the identity of a permissible transferee of the Class T common stock.
•Class F common stock. The Class F common stock will not be convertible into any other class or series of capital stock. The Class F common stock is not transferable except in the case of a reorganization or redomiciliation of the Founder LLC that is approved by our board of directors and does not result in a change to the members of the Founder LLC.
•Class E common stock. The Class E common stock will not be convertible into any other class or series of capital stock and is not transferable.
Redemption
•Class A common stock. The Class A common stock will not be redeemable at our option or at the option of the holder.
•Class N common stock. The Class N common stock will not be redeemable at our option or at the option of the holder.
•Class T common stock. The Class T common stock will be redeemable for no consideration:
◦if the Trustees are voting in favor of such redemption, upon approval of 80% of the authorized members of our board of directors and 80% of the Trustees then in office (in each case, rounded up or down to the nearest whole number (any exact 0.5 rounding up));

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
◦if the Class F common stock remains outstanding and the Trustees are not voting in favor of such redemption:
•until the third anniversary of the completion of this offering, upon approval by (i) the Class F common stock acting pursuant to the unanimous approval of the Continuing Founders, (ii) a majority of the votes cast by the Class E common stock (subject to a quorum of 40% of the outstanding Class E common stock), and (iii) a majority of the votes cast by the outstanding
Class A common stock (subject to a quorum of a majority of outstanding Class A common stock); or
•at any time, upon approval by (i) the Class F common stock acting by decision of 66 2/3% of the Continuing Founders (rounded up to the nearest whole number), (ii) 75% of the votes cast by the Class E common stock (subject to a quorum of a majority of outstanding Class E common stock), and (iii) a majority of the votes cast by the Class A common stock (subject to a quorum of a majority of outstanding Class A common stock); or
◦if no Class F common stock remains outstanding and the Trustees are not voting in favor of such redemption, upon approval of 85% of the outstanding shares of Class A common stock.
•Class F common stock. The Class F common stock will be redeemable for no consideration (i) at the option of the Founder LLC, acting upon Supermajority approval of the Continuing Founders, (ii) upon the dissolution of the Founder LLC, or (iii) upon completion of the Class F Transition Period, which will commence when there have been fewer than three Continuing Founders (not including any successor member who is a “Non-Qualifying Member” as defined in the Founder LLC Agreement) for
90 consecutive calendar days.
•Class E common stock. The Class E common stock will not be redeemable at the option of the holder.
Following an employee’s separation from employment with us other than for cause, one-half of such employee’s then-outstanding shares of Class E common stock will be automatically redeemed by us for no consideration annually, except that all shares of Class E common stock held by an employee will also be automatically redeemed by us for no consideration upon such employee’s death, incapacity, termination for cause, or commencement of service with a direct competitor. All shares of Class E common stock will also be automatically redeemed by us for no consideration (i) at such time as no
Class F common stock remains outstanding, or (ii) upon the approval of (A) 80% of authorized members of our board of directors (rounded up or down to the nearest whole number (any exact 0.5 rounding up)), (B) the holder of the Class F common stock, and (C) the holder of the Class T common stock.
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our Class A common stock and Class N common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. Our Class T common stock, Class F common stock, and Class E common stock are not entitled to receive dividends. See the section titled “Dividend Policy” for more information.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights, and is not subject to redemption or sinking fund provisions (other than those providing for the redemption of the Class T common stock, Class F common stock, and Class E common stock for no consideration described above).
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class N common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any,

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
on any outstanding shares of our capital stock. In the event of our liquidation, dissolution, or winding-up, holders of our Class T common stock, Class F common stock, and Class E common stock shall be entitled to receive par value ($0.00001) per share but shall not otherwise participate in such distributions.
Fully Paid and Non-Assessable
In connection with this offering, our legal counsel will opine that the shares of our Class A common stock to be issued in this offering will be fully paid and non-assessable.
Sunset Provisions

	Class T Sunset Time	Class F Sunset Time
Trigger
The Class T Sunset Time occurs when no Class T
common stock remains outstanding, including due
to the redemption of the Class T common stock or
an amendment to the rights of the Class T common
stock that eliminates the Class T common stock,
which in each case requires the approval of persons
comprising the Trust Amendment Threshold. The
Trust Amendment Threshold may be satisfied as
follows:
•if the Trustees are voting in favor of the action,
upon approval of 80% of the authorized
members of our board of directors and 80% of
the Trustees then in office (in each case,
rounded up or down to the nearest whole
number (any exact 0.5 rounding up));
•if the Class F common stock remains
outstanding and the Trustees are not voting in
favor of such amendments:
◦until the third anniversary of the completion
of this offering, upon approval by (i) the
Class F common stock acting pursuant to the
unanimous approval of the Continuing
Founders, (ii) a majority of the votes cast by
the Class E common stock (subject to a
quorum of 40% of the outstanding Class E
common stock), and (iii) a majority of the
votes cast by the outstanding Class A
common stock (subject to a quorum of a
majority of outstanding Class A common
stock); or
◦at any time, upon approval by (i) the Class F
common stock acting by decision of 66 2/3%
of the Continuing Founders (rounded up to
the nearest whole number), (ii) 75% of the
votes cast by the Class E common stock
(subject to a quorum of a majority of
outstanding Class E common stock), and (iii)
a majority of the votes cast by the Class A
common stock (subject to a quorum of a
majority of outstanding Class A common
stock); or

The Class F Sunset Time occurs on the earlier
of (i) the time when no Class F common stock
remains outstanding, including due to the
redemption of the Class F common stock
agreed to by a Supermajority of the
Continuing Founders or upon the dissolution
of the Founder LLC, and (ii) the completion
of the Class F Transition Period. The Class F
Transition Period commences when there
have been fewer than three Continuing
Founders (not including any successor
member who is a “Non-Qualifying Member”
as defined in the Founder LLC Agreement)
for 90 consecutive calendar days.
A Continuing Founder will be removed from
the Founder LLC upon the earliest to occur of
(i) such Continuing Founder’s resignation as
a member of the Founder LLC; (ii) such
Continuing Founder’s death or incapacity;
(iii) with respect to each of our seven original
co-founders, such original co-founder’s
ceasing to hold (together with such original
co-founder’s related holders) on any record
date for a vote of our stockholders a number
of shares of Class A common stock (including
shares subject to options, RSUs, and other
convertible securities) equal to at least 2% of
the shares of Class A common stock held by
such original co-founder and their related
holders as of the completion of this offering;
(iv) such Continuing Founder’s removal for
“cause,” which includes specified competitive
activities described in the Founder LLC
Agreement; (v) with respect to any successor
member admitted to the Founder LLC prior
to the commencement of the Class F
Transition Period, other than a successor
member who is a member during the Class F
Transition Period, the tenth anniversary of
the completion of this offering; or (vi) with
respect to each of our seven original co-
founders, the commencement of a leave of
absence approved by a Supermajority of the
other Continuing Founders, which may not
be approved during the Class F Transition
Period or if the grant of the leave of absence
would itself cause the Class F Transition
Period to commence.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83

Class T Sunset Time	Class F Sunset Time

•if no Class F common stock remains
outstanding and the Trustees are not voting in
favor of such amendments, upon approval of
85% of the outstanding shares of Class A
common stock.
The Class T Sunset Time does not occur
automatically upon the lapse of time or the
occurrence of specific events. Any action resulting
in the occurrence of the Class T Sunset Time
requires approval of persons comprising the Trust
Amendment Threshold.
The Class T Sunset Time, once triggered, is not
subject to extension, delay or waiver.

Removals due to resignation, death, or the
occurrence of the tenth anniversary of the
completion of this offering occur
automatically without any determination by
any other person. Removals due to incapacity
require determination by a qualified
physician jointly selected by the affected
Continuing Founder and a majority of the
other Continuing Founders (in the case of
physical or mental impairment) or
determination by a Supermajority of the
other Continuing Founders (in the case of
wrongful imprisonment, unlawful detention,
or captivity or restraint), subject to the
affected Continuing Founder’s right to
contest such determination. Removals due to
cause require an affirmative determination
by a Supermajority of the other Continuing
Founders, subject to the affected Continuing
Founder’s right to contest such
determination or, in the case of specified
categories of cause, to cure the basis for such
removal.
Removals due to incapacity, cause or the
failure to maintain the minimum ownership
threshold require prior written notice from
the Founder LLC by action of a majority of
the other Continuing Founders.
If a Continuing Founder is removed due to
death or incapacity during the first ten years
following the completion of this offering, a
successor member may be admitted to the
Founder LLC and will count toward the three
Continuing Founders required to avoid
triggering the Class F Transition Period until
the tenth anniversary of the completion of
this offering.
The Class F Sunset Time, once triggered, is
not subject to extension, delay or waiver.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83

	Class T Sunset Time	Class F Sunset Time
Changes in Voting Power and Director Election and Removal Rights
Prior to the Class T Sunset Time, the LTBT, as the
sole holder of Class T common stock, will generally
have the authority to elect and remove the Class T
directors, who constitute a majority of the
authorized members of our board of directors. The
share of our Class T common stock has no voting
rights with respect to matters submitted to
stockholders generally, except as set forth within
our amended and restated certificate of
incorporation, including with respect to the election
of a majority of our board of directors or as required
by law.
Following the Class T Sunset Time, if the Class F
common stock remains outstanding, the Class A
common stock and the Class F common stock,
voting together as a single class, will elect all of our
directors. Because the Class F common stock is
entitled to an aggregate number of votes equal to
50.1% of the total voting power of our outstanding
shares of capital stock, the Founder LLC would have
the ability to determine the outcome of all matters
submitted to a vote of stockholders generally,
including the election of all directors.
If neither the Class T common stock nor Class F
common stock remains outstanding, the Class A
common stock would have the ability to determine
the outcome of all matters submitted to a vote of
stockholders generally, including the election of all
directors.

Prior to the Class F Sunset Time, the Class F
common stock will be entitled to an
aggregate number of votes that equals 50.1%
of the total voting power of our outstanding
shares of capital stock as of the applicable
record date and, together with the Class A
common stock, voting together as a single
class, will elect the directors other than the
Class T directors and decide all other matters
put to a vote of stockholders generally.
Immediately after the Class F Sunset Time, if
the Class T common stock remains
outstanding, the LTBT would continue to
have the authority to elect and remove the
Class T directors, who would constitute a
majority of the authorized members of our
board of directors. However, the LTBT will
no longer need to comply with the
procedures for nomination, removal or
change in the Class T director designated as
the Specified Class T Director. In such a case,
the Class A common stock would elect and
remove the remaining directors and decide
all other matters put to a vote of stockholders
generally.
If neither the Class T common stock nor
Class F common stock remains outstanding,
the Class A common stock would have the
ability to determine the outcome of all
matters submitted to a vote of stockholders
generally, including the election of all
directors.

Preferred Stock
After the completion of this offering, no shares of our preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, our board of directors (if 80% of the authorized members of our board of directors
(rounded up or down to the nearest whole number (any exact 0.5 rounding up)) approve) will have the authority, subject to limitations set forth in such amended and restated certificate of incorporation or prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders; provided that prior to the Class F Sunset Time, our board of directors shall not designate or issue any series of preferred stock without the affirmative vote or consent of the Founder LLC. Our board of directors (if 80% of the authorized members of our board of directors (rounded up or down to the nearest whole number (any exact 0.5 rounding up)) approve) can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Subject to limitations set forth in our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, or prescribed by Delaware law, we may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock, including the likelihood that such holders will receive dividend payments and payments upon liquidation. If we were to issue shares of preferred stock with the right to vote on matters submitted to our stockholders generally, the voting power of our outstanding Class A common stock would be diluted, while the voting power of the Class F common stock would remain fixed at an aggregate of 50.1% of the total voting power of our outstanding shares of capital stock as of the applicable record date with respect to such matters. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our Class A common stock and the voting

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
and other rights of the holders of our Class A common stock. We have no current plan to issue any shares of preferred stock.
Options
As of June 30, 2026, we had outstanding options to purchase an aggregate of 1,797,066,050 shares of our Class
A common stock, with a weighted-average exercise price of approximately $2.89 per share, under our 2021
Plan.
RSUs
As of June 30, 2026, we had outstanding 1,049,630,820 shares of our Class A common stock issuable upon the vesting and settlement of RSUs under our 2021 Plan.
Registration Rights
After the completion of this offering, certain holders of our Class A common stock (including those issuable upon conversion of our Class N common stock) will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our IRA. We and certain holders of our stock are parties to our IRA. In addition, we are party to separate registration rights agreements with each of Google (the “Google RRA”) and Broadcom (the “Infrastructure Partner RRA”) that we entered into in connection with note purchase agreements with those parties, which provide Google and Broadcom with registration rights separate from the registration rights under our IRA, as described below under “Registration
Rights of Google” and “Registration Rights of Broadcom.” The registration rights set forth in our IRA will expire upon the earliest to occur of (i) the second anniversary of the date of completion of this offering, (ii) with respect to any particular holder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act or any similar exemption during any three-month period, or (iii) the termination of our IRA.
We will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The registration rights described in this section do not entitle any holder to notice of, or to include shares in, this offering.
Demand Registration Rights
After the completion of this offering, the holders of up to            shares of our Class A common stock (including
those issuable upon conversion of our Class N common stock) will be entitled to certain demand registration rights. At any time beginning six months after the effective date of this offering, the holders of at least 60% of the shares registrable under our IRA that are entitled to vote can request that we register the offer and sale of their shares. Such a request for registration must cover securities, the anticipated aggregate offering price of which, net of underwriting discounts and commissions, is at least $200,000,000. We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than twice in any 12-
month period, for a period of up to 120 days. Additionally, we will not be required to effect a demand registration during the period beginning 90 days prior to our good faith estimate of the date of filing of, and ending on a date 90 days following the effective date of, a registration statement relating to an offering by us
(or, in the case of this offering, ending on a date 180 days following the effective date of this registration statement), provided that we are actively employing in good faith all reasonable efforts to cause such registration statement to become effective. We are also not obligated to effect a demand registration if the initiating holders propose to dispose of shares that may be immediately registered on Form S-3 pursuant to the
Form S-3 registration rights described below.
Piggyback Registration Rights
After the completion of this offering, if we propose to register the offer and sale of our Class A common stock
(including shares issuable upon conversion of our Class N common stock) under the Securities Act, in
connection with the public offering of such Class A common stock the holders of up to            shares of our Class
A common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
shares in such registration, subject to certain marketing and other limitations and the registration rights of lenders under our convertible note agreements, which consist of the Google RRA and the Infrastructure Partner
RRA described below. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (ii) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares, or (iii) a registration in which the only Class
A common stock being registered is Class A common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations and/or cutbacks, to include their shares in the registration. If the underwriters limit the number of shares to be included in an underwritten offering, the number of registrable shares included may not be reduced below 20% of the total securities included in the offering, and shares held by our co-
founders may not be included if any registrable shares held by other selling holders are excluded.
S-3 Registration Rights
After the completion of this offering, the holders of up to            shares of our Class A common stock (including
those issuable upon conversion of our Class N common stock) will be entitled to certain Form S-3 registration rights. The holders of at least 60% of the shares registrable under our IRA that are entitled to vote may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which is at least $2,000,000, net of any underwriters’ discounts or commissions. These stockholders may make an unlimited number of requests for registration on Form S-3;
however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days. We are also not required to effect a registration on Form S-3 during the period ending 180 days after the effective date of a registration statement subject to the piggyback registration rights described above.
Registration Rights of Google
We entered into the Google RRA in May 2026 in connection with our Google 2026 NPA, pursuant to which
Google may acquire shares of our capital stock. Under the Google RRA, shares of our capital stock held by
Google that are not covered by the registration rights under our IRA are registrable, subject to customary exceptions. During the one-year period following the effective date of the registration statement of which this prospectus forms a part, Google may make a single demand that we register the resale of all of its registrable shares that are not then salable pursuant to Rule 144. In addition, once we are eligible to use Form S-3, we are required to register on Form S-3, within 60 days of each quarterly closing under the Google 2026 NPA, the resale of the registrable shares acquired at such closing and of any registrable shares not previously registered, and to keep such registrations effective for so long as Google holds registrable shares. Registrations under the
Google RRA are subject to customary deferral and blackout provisions, and Google may not exercise its registration rights under the Google RRA after February 7, 2033 or, if earlier, the date that is 12 months following the final quarterly closing under the Google 2026 NPA.
Registration Rights of Broadcom
We entered into the Infrastructure Partner RRA in June 2026 in connection with the Infrastructure Partner
2026 NPA that may be assigned by Broadcom, subject to our consent (not to be unreasonably withheld), to a designated financial partner, pursuant to which we may issue convertible promissory notes to Broadcom or a designated financial partner. Registrable shares under the Infrastructure Partner RRA generally consist of the shares of our Class A common stock issuable upon conversion of the Class N common stock issued upon conversion of the notes, subject to customary exceptions. Once we are eligible to use Form S-3, we are required to file, within 60 days, a shelf registration statement covering resales of these registrable shares, and to keep it effective and effect takedowns at the request of the holder of these shares for so long as these registrable shares are held. The holder of these registrable shares also has demand registration rights following the listing of our securities, limited to one demand registration for every $5.0 billion of notes issued and subject to a
$500,000,000 minimum offering size (unless the holder of these registrable shares is selling all of its

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
remaining registrable shares), and piggyback registration rights subject to exceptions substantially similar to those described above with respect to our IRA. The holder of these registrable shares may effect up to three underwritten offerings, including block trades, in any 12-month period, subject to the same $500,000,000 minimum, and registrations under the Infrastructure Partner RRA are subject to customary deferral and blackout provisions. If the underwriters impose a cutback in an underwritten offering, shares held by our co-
founders will not be included if any shares held by the holder of these registrable shares are excluded. If we grant registration rights to other securityholders, or amend their existing registration rights, on terms more favorable than those provided to the holder of these registrable shares, we must offer to amend the rights of the holder of these registrable shares to be at least as favorable, and the holder of these registrable shares is entitled to proportionate treatment if lock-up or similar restrictions are waived for other stockholders in connection with a registration, in each case subject to specified exceptions. The Infrastructure Partner RRA terminates upon the earlier of the date on which the holder of these registrable shares and its permitted transferees no longer hold registrable shares and the date that is nine months after the latest maturity date of any outstanding note issued under the Infrastructure Partner 2026 NPA. As of the date of this prospectus, no notes have been issued under the Infrastructure Partner 2026 NPA and, accordingly, no registrable securities are outstanding under the Infrastructure Partner RRA.
Anti-Takeover Provisions
Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We have elected not to be governed by the provisions of Section 203 of the DGCL, prior to the later to occur of the Class F Sunset Time and the Class T Sunset Time, but our amended and restated certificate of incorporation will provide that the restrictions contained in Section 203 will apply to us immediately following the later to occur of either the Class F Sunset Time or the Class T Sunset Time. Following the later to occur of the Class F
Sunset Time or the Class T Sunset Time, we will thereafter be governed by Section 203, which generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:
•the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% in voting power of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or is an affiliate or associate of the corporation and within three years did own,
15% or more in voting power of the corporation’s outstanding voting stock.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including but not limited to the following:
Multi-Class Common Stock
As described above in the section titled “—Common Stock—Voting Rights,” our amended and restated
certificate of incorporation provides for a multi-class common stock structure. Under this governance structure, we expect that the LTBT and the Founder LLC will collectively have the ability to elect all members of our board of directors, and the Founder LLC will have the ability to determine the outcome of all matters submitted to a vote of our stockholders generally for the foreseeable future, including the approval by our stockholders of significant corporate transactions such as a merger or other sale of our company or its assets. Such transactions also require approval of our board of directors, a majority of whom are elected by the LTBT. Holders of our
Class A common stock generally will not be able to affect the outcome of any matter submitted to a vote of our stockholders or the election of our directors, regardless of how they vote, unless a majority of the Continuing
Founders cannot agree on how the Class F common stock will be voted (in which case the Class F common stock will generally be voted proportionately with the votes of the Class A common stock cast on the matter).
Classified Board
Our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering will provide that prior to the Class F Sunset Time, we will not have a classified board of directors, and all directors will be elected for annual terms. Each director’s term will continue until the next annual meeting and until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal.
Following the Class F Sunset Time, our board of directors will shift to having a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. At such time, our directors would be assigned by the then-current board of directors to a class. If the Class T common stock remains outstanding, the Class T directors and the remaining directors shall be allocated among the classes so that each class includes a proportionate number of Class T directors and other directors. Upon expiration of the term of a class of directors, directors for that class would each be elected for a three-year term at the annual meeting of stockholders in the year in which that term expires. As a result, only one class of directors would be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term would continue until the third annual meeting of stockholders following their election and until his or her successor has been elected and qualified, or until his or her earlier death, resignation, or removal. Any increase or decrease in the number of directors would be distributed among the three classes so that, as nearly as practicable, each class would consist of one-third of our directors.
Board Vacancies
Our amended and restated certificate of incorporation and amended and restated bylaws will authorize (i) prior to the Class T Sunset Time, only the holder of the Class T common stock can fill vacant directorships of any
Class T director, subject to the nomination procedures for the Specified Class T Director; and (ii) prior to the
Class F Sunset Time, vacant or newly created directorships for any directors other than our Class T directors can be filled by (a) our board of directors, in accordance with, and following receipt of written notice from, the
Founder LLC recommending the person proposed to fill such director seat or (b) the holders of the Class A common stock and Class F common stock, voting together or acting by written consent. Following the Class F
Sunset Time, only our board of directors will be permitted to fill vacant or newly created directorships for any directors other than our Class T directors. Prior to the Class T Sunset Time, the number of directors constituting our board of directors will be permitted to be set only with the approval of 80% of authorized members of our board of directors (rounded up or down to the nearest whole number (any exact 0.5 rounding
up)); provided that until the earlier to occur of the Class F Sunset Time or the Class T Sunset Time, such total number of authorized directors must be an odd number. Following the Class T Sunset Time, the number of

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
directors constituting our board of directors will be permitted to be set with the approval of a majority of the authorized members of our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our amended and restated bylaws will provide advance notice procedures for stockholders, other than holders of Class T common stock or Class F common stock nominating directors in accordance with nomination procedures in our certificate of incorporation or the Stockholders’ Agreement, seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at a meeting of stockholders if the proper procedures are not followed. In addition, our NGC will also have the right to receive
30 days’ prior written notice of any nomination of persons to serve as a director by the LTBT or the Founder
LLC or the proposed removal of such directors, as well as appointments and removals of the Trustees of the
LTBT. Our NGC may waive such notice periods in its discretion. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
Special Meetings of Stockholders
Our amended and restated certificate of incorporation and amended and restated bylaws will provide that special meetings of stockholders may be called only by (i) our board of directors acting pursuant to a resolution adopted by a majority of the authorized members of our board of directors; (ii) the chairperson of our board of directors; (iii) our Chief Executive Officer; (iv) our President; (v) following the Class F Sunset Time, a majority of the directors who are not Class T directors; (vi) prior to the Class F Sunset Time and only with respect to a special meeting at which holders of the Class E common stock will be asked to vote on a proposal, the secretary of the company; or (vii) prior to the Class F Sunset Time, the Founder LLC as the holder of the Class F common stock.
No Cumulative Voting
The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.
Action by Written Consent
Prior to the Class F Sunset Time and the Class T Sunset Time, stockholders may act by written consent only with respect to (i) any action to nominate, elect or remove directors or appoint a director to fill any vacancy or newly created directorship; (ii) satisfy certain redemption and protective provisions in our amended and restated certificate of incorporation related to the Class F common stock, Class T common stock, and Class E common stock; and (iii) any matter in which stockholders vote together as a single class if such matter is first approved or requested by our board of directors. From and after the Class T Sunset Time, only the holder of the share of Class F common stock may act by written consent, and from and after the Class F Sunset Time, only the holder of the share of Class T common stock may act by written consent, in each case, only with respect to the actions described above. From and after the occurrence of both the Class F Sunset Time and the Class T Sunset
Time, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.
Notwithstanding the foregoing, any action required or permitted to be taken by the holders of Class E common stock must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Amendment of Certificate of Incorporation and Bylaws Provisions
Prior to the Class F Sunset Time, a majority of the voting power of the Class A common stock and Class F common stock, voting together as a single class, can amend certain provisions in our amended and restated
certificate of incorporation and our amended and restated bylaws. Following the Class F Sunset Time, 66 2/3%
of the voting power of the Class A common stock can amend certain provisions in our amended and restated
certificate of incorporation and our amended and restated bylaws.
Issuance of Undesignated Preferred Stock
Subject to limitations in our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, or prescribed by Delaware law, our board of directors will have the authority, if 80% of the authorized members of our board of directors (rounded up or down to the nearest whole number (any exact 0.5 rounding up)) approve, and without further action by our stockholders, to
issue up to            shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors, provided that, prior to the Class F Sunset Time, our board of directors shall not designate or issue any series of preferred stock without the affirmative vote or consent of the Founder LLC. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.
Exclusive Forum
Our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, the Court of
Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, stockholders, or officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction upon the Court of
Chancery of the State of Delaware, (iv) any action arising pursuant to or to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation, or our amended and restated
bylaws, or (v) any action asserting a claim governed by the internal affairs doctrine, except for, in all cases, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination).
Section 22 of the Securities Act establishes concurrent jurisdiction for federal and state courts over Securities
Act claims. Accordingly, both state and federal courts have jurisdiction to hear such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act against any person in connection with any offering of our securities, including, without limitation, any auditor, underwriter, expert, control person, or other defendant. Unless we consent in writing to the selection of an alternative forum, the United States District
Court for the District of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any derivative action or proceeding brought to enforce any duty or liability created by the Exchange Act or the rules or regulations thereunder. All other claims arising under the Exchange
Act may be brought in any federal court of competent jurisdiction. Any person or entity purchasing, holding, or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. We note that stockholders cannot waive compliance (or consent to non-compliance) with the federal securities laws and the rules and regulations thereunder.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Founder LLC Agreement
Our co-founders intend to enter into the Founder LLC Agreement. We expect the Founder LLC Agreement to become effective substantially concurrently with the filing and acceptance of our amended and restated
certificate of incorporation with the Secretary of State of the State of Delaware.
The Class F common stock will be held by the Founder LLC. The Class F common stock will be voted by the
Founder LLC in a manner determined pursuant to the Founder LLC Agreement. Generally, the Founder LLC
will vote as determined by a majority of the Continuing Founders. Our seven co-founders will each initially be a
Continuing Founder. Upon the incapacity or death of any of our co-founders, a successor member may be admitted to the Founder LLC as a Continuing Founder until the tenth anniversary of the completion of this offering.
When there have been fewer than three Continuing Founders (not including any successor member who is a
“Non-Qualifying Member” as defined in the Founder LLC Agreement) for 90 consecutive calendar days, the
450-day Class F Transition Period will commence. Upon completion of the Class F Transition Period, all of the
Class F common stock and Class E common stock then issued and outstanding will be redeemed by us for no consideration and certain other governance changes will take effect.
Regardless of the length of time that has elapsed since the completion of this offering or the circumstances that resulted in the removal of a Continuing Founder, one or more successor members may be admitted to the
Founder LLC during the Class F Transition Period as needed to ensure that there are three Continuing
Founders serving until completion of the Class F Transition Period. The admission of any successor member during the Class F Transition Period will not cure the event that commenced the Class F Transition Period or extend the Class F Transition Period.
A Continuing Founder will be removed from the Founder LLC upon the earliest to occur of (i) such Continuing
Founder’s resignation as a member of the Founder LLC; (ii) such Continuing Founder’s death or incapacity; (iii)
with respect to each of our seven original co-founders, such original co-founder’s ceasing to hold (together with such original co-founder’s related holders) on any record date for a vote of our stockholders a number of shares of Class A common stock (including shares subject to options, RSUs, and other convertible securities) equal to at least 2% of the shares of Class A common stock held by such original co-founder and their related holders as of the completion of this offering; (iv) such Continuing Founder’s removal for “cause” (as defined in the
Founder LLC Agreement), which includes specified competitive activities described in the Founder LLC
Agreement; (v) with respect to any successor member admitted to the Founder LLC prior to the commencement of the Class F Transition Period, other than a successor member who is a member during the Class F Transition
Period, the tenth anniversary of the completion of this offering; or (vi) with respect to each of our seven original co-founders, the commencement of a leave of absence approved by a Supermajority of the other Continuing
Founders, which may not be approved during the Class F Transition Period or if the grant of the leave of absence would itself cause the Class F Transition Period to commence.
Each Continuing Founder will be entitled to one vote when determining how the Class F common stock will be voted. If a majority of the Continuing Founders cannot agree on how the Class F common stock will be voted, then the Class F common stock will generally be voted proportionately with the votes of the Class A common stock cast on the matter (subject to a quorum of a majority of outstanding Class A common stock). With respect to certain matters, the Class F common stock will be voted “for” the proposal only if a greater threshold of
Continuing Founders agree, and if the greater threshold is not met, the Class F common stock will be voted
“against” the proposal. See the section titled “—Class F Common Stock Voting Mechanics.”
The Founder LLC Agreement will not govern the voting of any shares of our Class A common stock held by the co-founders or their related holders. Each co-founder (or their related holders) will be able to vote shares of our
Class A common stock held by them in their discretion, regardless of the manner in which the Founder LLC will vote the Class F common stock.
Class F Common Stock Voting Mechanics
Under the terms of the Founder LLC Agreement, the manner in which the Class F common stock will be voted will be determined as follows:

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83

Matter	Threshold(1)	If threshold is met	Otherwise
General stockholder matters	Majority(2)	The Class F common stock is voted accordingly.	The Class F common stock is voted proportionately with the votes of Class A common stock cast (subject to a quorum of a majority of the outstanding Class A common stock).
Amendments to Class F rights	Supermajority(3)(4)	The Class F common stock is voted “for” the proposal.	The Class F common stock is voted “against” (or “withhold” as to) such proposal.
Amendments to LTBT / Class T rights	Trust Amendment Supermajority(4)(5)	The Class F common stock is voted “for” the proposal.	The Class F common stock is voted “against” (or “withhold” as to) such proposal.
Written consent	The applicable majority, Supermajority(3), or Trust Amendment Supermajority(5) if action were taken at a meeting.	Consent is delivered with respect to the Class F common stock.	No consent is delivered with respect to the Class F common stock.
______________
(1)Each Continuing Founder will be entitled to one vote when determining how the Class F common stock will be voted.
(2)If a majority of the Continuing Founders deliver the same instruction as to how the votes corresponding to the Class F common stock shall be cast, including “for,” “against,” or “withhold,” but excluding an instruction to “abstain,” the Class F common stock will be voted accordingly. If a majority of the Continuing Founders deliver instructions to “abstain” or do not deliver the same or any instructions, the Class F common stock will be voted proportionately with the votes of Class A common stock cast
(subject to a quorum of a majority of the outstanding Class A common stock).
(3)“Supermajority” means the total number of Continuing Founders entitled to vote, minus one, delivers instructions to vote “for”
the proposal. If there are fewer than three Continuing Founders, a Supermajority requires unanimity of Continuing Founders.
(4)If a proposal requires both a Supermajority and a Trust Amendment Supermajority, both thresholds must be satisfied.
(5)A “Trust Amendment Supermajority” will be satisfied if (i) 66 2/3% of the Continuing Founders, rounded up to the nearest whole number, deliver instructions to vote “for” the proposal, and approval by 75% of the votes cast by the Class E common stock (subject to a quorum of a majority of outstanding Class E common stock) and a majority of the votes cast by the Class A common stock (subject to a quorum of a majority of the outstanding shares of Class A common stock) is also obtained or (ii)
until the third anniversary of the completion of this offering, the Continuing Founders unanimously deliver instructions to vote
“for” the proposal, and approval by a majority of the votes cast by the Class E common stock (subject to a quorum of 40% of the outstanding Class E common stock) and a majority of the votes cast by the outstanding Class A common stock (subject to a quorum of a majority of the outstanding shares of Class A common stock) is also obtained. Pursuant to the Stockholders’
Agreement, the Founder LLC will also vote or consent the share of Class F common stock in favor of amendments that are approved by 80% of the authorized members of our board of directors and 80% of the Trustees then in office (in each case, rounded up or down to the nearest whole number (any exact 0.5 rounding up)).
Transfer Agent and Registrar
Upon the completion of this offering, the transfer agent and registrar for our Class A common stock will be
Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall Street, Canton, MA 02021.
Limitations of Liability and Indemnification
See the section titled “Certain Relationships and Related Person Transactions—Limitation of Liability and
Indemnification of Officers and Directors.”
Listing
We have applied to list our Class A common stock on the Nasdaq Global Select Market under the symbol “ANT.”

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Shares Eligible for Future Sale
Prior to this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time.
Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our Class A common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Following the completion of this offering, based on the number of shares of our capital stock outstanding as of
June 30, 2026 and assuming the Preferred Stock Conversion, Convertible Notes Conversion, Class F Stock
Issuance, Initial Public Benefit Issuance, and RSU Settlement occurred as of June 30, 2026, we will have a total
of            shares of our Class A common stock,            shares of our Class N common stock, one share of our Class
T common stock, and one share of our Class F common stock outstanding. Of these outstanding shares, all shares of our Class A common stock sold by us and the selling stockholders in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.
The remaining outstanding shares of our Class A common stock (including shares issued upon conversion of our Class N common stock) will be, and shares underlying outstanding RSUs, and shares subject to stock options will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act.
Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. As a result of the lock-up and market standoff agreements described below and the provisions of our IRA described in the section titled “Description of Capital Stock—Registration Rights,”
and subject to the provisions of Rule 144 or Rule 701, shares of our Class A common stock (including shares issued upon conversion of our Class N common stock) will be available for sale in the public market as follows:
•beginning on the date of this prospectus, all            shares of our Class A common stock sold in this
offering will be immediately available for sale in the public market; and
•beginning            days after the date of this prospectus (subject to the terms of the lock-up and market
standoff agreements described below)            additional shares will become eligible for sale in the public
market, of which            shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.
Lock-Up and Market Standoff Agreements
We and all of our directors and officers, the selling stockholders, and the holders of substantially all of our outstanding capital stock and securities convertible into or exercisable or exchangeable for our capital stock
have agreed that, without the prior written consent of           , on behalf of the underwriters, subject to certain
exceptions, we and they will not, and will not publicly disclose an intention to, during the period ending days after the date of this prospectus (“restricted period”):
•offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock;
•confidentially submit or file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for
Class A common stock; or

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
•enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Class A common stock;
whether any such transaction described above is to be settled by delivery of our Class A common stock or such other securities, in cash, or otherwise. In addition, we and each such person have agreed that, without the prior
written consent of           , on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of our Class A common stock or any security convertible into or exercisable or exchangeable for our Class A common stock.
The lock-up agreements described above are subject to a number of customary exceptions.           , in
          discretion, may release our Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. See the section titled “Underwriting” for more information about these exceptions and further description of these agreements.
In addition, our executive officers, directors, and holders of substantially all of our capital stock and securities convertible into or exercisable or exchangeable for our capital stock have entered into market standoff agreements with us under which they have agreed that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, they will not, without our prior written consent, dispose of or hedge any shares or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock.
Class N Common Stock
Shares of our Class N common stock are not listed on a stock exchange and are not registered under the
Securities Act. Shares of our Class N common stock will automatically convert into shares of Class A common stock upon a qualifying transfer, which shares would be subject to the resale restrictions and registration rights described in this section. See the section titled “Description of Capital Stock” for a complete description of the conversion mechanics applicable to our Class N common stock.
Following the completion of this offering, shares of Class N common stock will consist of:
•           shares, representing shares outstanding as of June 30, 2026 and shares to be issued immediately prior to the completion of this offering pursuant to the Preferred Stock Conversion with respect to all outstanding shares of our non-voting redeemable convertible preferred stock;
•           shares to be issued immediately prior to the completion of this offering pursuant to the conversion of outstanding convertible promissory notes at the applicable fixed conversion prices, representing shares issuable upon the completion of this offering without causing the holder to exceed any applicable ownership cap;
•           shares issuable at certain intervals following the completion of this offering pursuant to the conversion of any remaining outstanding convertible promissory notes at the applicable fixed conversion prices that could not be converted immediately prior to the completion of this offering without exceeding such ownership cap; and
•any shares issuable in connection with (i) the conversion of any convertible promissory notes that may be issued under our NPAs following the completion of this offering, (ii) draws under our NPAs that are settled directly in shares of Class N common stock following the completion of this offering, (iii)
donations that we match under our Donation Matching Plan, and (iv) certain contractual rights to private placements, whether concurrent with or following the completion of this offering.
For a description of the conversion mechanics of the outstanding notes and the rights to future issuances of notes and Class N common stock, see the section titled “Management’s Discussion and Analysis of Financial
Condition and Results of Operations—Liquidity and Capital Resources—Convertible Notes.”
Additionally, certain holders of our Class N common stock are entitled to registration rights with respect to their shares, the exercise of which could facilitate sales of large blocks of our shares into the public market following any applicable lock-up period. See the section titled “Description of Capital Stock—Registration
Rights” for a description of these registration rights.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Rule 144
In general, Rule 144 provides that once we have been subject to the public company reporting requirements of
Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our Class A common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, Rule 144 provides that our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares of our Class A common stock that does not exceed the greater of:
•1% of the number of shares of our capital stock then outstanding, which will equal            shares
immediately after the completion of this offering; or
•the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales of our Class A common stock made in reliance upon Rule 144 by our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144.
Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.
Registration Rights
Pursuant to our IRA and the Google RRA, after the completion of this offering, the holders of up to            shares
of our Class A common stock, or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of
Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares of our Class A common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.
Registration Statement on Form S-8
We intend to file one or more registration statements on Form S-8 under the Securities Act promptly after the effectiveness of this offering to register shares of our Class A common stock subject to RSUs and options outstanding, as well as reserved for future issuance, under our 2021 Plan, 2026 Plan, and ESPP. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our
Class A common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions, and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Equity
Plans” for a description of our equity compensation plans.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Material U.S. Federal Income Tax Consequences
to Non-U.S. Holders of Our Class A Common
Stock
The following is a summary of the material U.S. federal income tax consequences to certain non-U.S. holders
(as defined below) of the ownership and disposition of our Class A common stock acquired in this offering but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, the Treasury regulations promulgated thereunder, administrative rulings, and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below.
This summary does not address the tax considerations arising under the laws of any state, local, or non-U.S.
jurisdiction, or under U.S. federal non-income tax laws (such as gift and estate tax laws), except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to a non-U.S.
holder’s particular circumstances or non-U.S. holders that may be subject to special tax rules, including, without limitation:
•banks, insurance companies, or other financial institutions (except to the extent specifically set forth below), regulated investment companies, or real estate investment trusts;
•persons subject to the alternative minimum tax or Medicare contribution tax on net investment income;
•tax-exempt organizations or governmental organizations;
•pension plans or tax-exempt retirement plans;
•controlled foreign corporations, foreign controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;
•brokers or dealers in securities;
•traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our stock;
•persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);
•certain former citizens or long-term residents of the United States;
•partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-
through entities (and investors therein);
•persons who hold our Class A common stock as a position in a hedging transaction, “straddle,”
“conversion transaction,” or other risk reduction transaction or integrated investment;
•persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account in an “applicable financial statement” (as defined in Section 451(b) of the Code);
•persons who do not hold our Class A common stock as a capital asset within the meaning of
Section 1221 of the Code (generally, property held for investment); or
•persons deemed to sell our Class A common stock under the constructive sale provisions of the Code.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
In addition, if a partnership, arrangement, or entity classified as a partnership or other pass-through entity for
U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in such partnership or owner in such pass-through entity generally will depend on the status of the partner or owner and upon the activities of the partnership or other pass-through entity. Accordingly, partnerships and other pass-through entities that hold our Class A common stock, and partners in such partnerships and owners in such other pass-through entities, should consult their tax advisors.
This discussion is for informational purposes only and is not tax advice. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our Class A common stock arising under the U.S. federal non-income tax laws
(such as gift or estate tax laws) or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.
Non-U.S. Holder Defined
For purposes of this discussion, you are a non-U.S. holder if you are a beneficial owner of our Class A common stock that is not a partnership, arrangement, or entity classified as a partnership or other pass-through entity for U.S. federal income tax purposes and are not, for U.S. federal income tax purposes, treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes)
created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;
•an estate whose income is subject to U.S. federal income tax regardless of its source; or
•a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) (“U.S.
persons”) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.
Distributions
Distributions on our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale or other disposition of stock as described below under the section titled “—Gain on Disposition of Our Class A Common Stock.”
Except as otherwise described below in the paragraph on effectively connected income and the sections titled
“—Backup Withholding and Information Reporting” and “—FATCA,” any dividend paid to you will generally be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. Under applicable Treasury regulations, the applicable withholding agent may withhold up to 30% of the gross amount of the entire distribution even if the amount constituting a dividend, as described above, is less than such amount. If we or another withholding agent over-withhold or if you do not timely provide us with the required certification, you may be entitled to a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the Internal Revenue Service (“IRS”).
In order to receive a reduced treaty rate, you must provide the applicable withholding agent with an IRS Form
W-8BEN, IRS Form W-8BEN-E, or other appropriate version of IRS Form W-8, including any required attachments and your taxpayer identification number, certifying qualification for the reduced rate. Additionally, you will be required to update such forms and certifications from time to time as required by law. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you hold our stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. You should consult your tax advisor regarding entitlement to benefits under any applicable income tax treaties.
Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, that are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from such withholding tax, subject to the discussions below on backup withholding and FATCA (as defined below) withholding. To obtain this exemption, you must provide us with an IRS Form W-8ECI, including any required attachments and your taxpayer identification number, certifying qualification for the exemption. Additionally, you will be required to update such forms and certifications from time to time as required by law. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are includable on your U.S. federal income tax return and taxed to you at the same rates applicable to U.S. persons, net of certain deductions and credits. If you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a
U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding the application of tax treaties in light of your particular circumstances.
Gain on Disposition of Our Class A Common Stock
Except as otherwise described below in the sections titled “—Backup Withholding and Information Reporting,”
and “—FATCA,” you will generally not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:
•the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);
•you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or other disposition occurs and certain other conditions are met; or
•our Class A common stock constitutes a United States real property interest by reason of our status as a
“United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our Class A common stock, and, in the case where shares of our Class A common stock are regularly traded on an established securities market, you own, or are treated as owning, more than 5%
of our Class A common stock at any time during the foregoing period.
Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes, although, there can be no assurance in this regard. You are encouraged to consult your own tax advisor regarding the possible consequences to you if we are, or were to become, a USRPHC.
If you are a non-U.S. holder described in the first bullet above, you will generally be subject to U.S. federal income tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and if you are a corporate non-U.S. holder described in the first bullet above, you also may be subject to the branch profits tax at a 30% rate, in each case unless otherwise provided by an applicable income tax treaty between the
United States and your country of residence. If you are a non-U.S. holder described in the second bullet above, you will generally be subject to U.S. federal income tax at a 30% rate (or such lower rate specified by an applicable income tax treaty between the United States and your country of residence) on the gain derived from the sale or other disposition of our stock, which gain may be offset by certain U.S. source capital losses

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
(provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult your tax advisor regarding the application of tax treaties in light of your particular circumstances.
Backup Withholding and Information Reporting
Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.
Payments of dividends on or of proceeds from the sale or other disposition of our Class A common stock made to you may be subject to information reporting and backup withholding (currently at a rate of 24%) unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS
Form W-8BEN-E, or another appropriate version of IRS Form W-8. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.
Information reporting and backup withholding will generally apply to the proceeds of a sale or other disposition by you of our Class A common stock effected by or through the U.S. office of any broker, U.S. or foreign, unless you certify your status as a non-U.S. holder and satisfy certain other requirements, or otherwise establish an exemption. Generally, information reporting and backup withholding will not apply to a payment of the proceeds from a sale or other disposition of our stock to you where the transaction is effected outside the United
States through a foreign broker. However, for information reporting purposes, sales or other dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations will generally be treated in a manner similar to sales or other dispositions effected through a U.S. office of a broker.
Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person. You should consult your own tax advisors regarding the application of the information reporting and backup withholding rules in light of your particular circumstances.
Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.
FATCA
Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder (collectively, “FATCA”), generally impose a U.S. federal withholding tax at a rate of 30% on dividends on and, subject to certain proposed Treasury regulations discussed below, the gross proceeds from a sale or other disposition of our Class A common stock if paid to a “foreign financial institution” (as defined in the Code), unless otherwise provided by the Treasury Secretary or such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S.
owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of
30% on dividends paid on and, subject to certain proposed Treasury regulations discussed below, the gross proceeds from a sale or other disposition of our Class A common stock if paid to a “non-financial foreign entity” (as defined in the Code) unless otherwise provided by the Treasury Secretary or such entity provides the withholding agent with a certification identifying, and information with respect to certain direct and indirect
“substantial United States owners” (as defined in the Code) of the entity, certifies that it does not have any such substantial United States owners or otherwise establishes and certifies to an exemption. The withholding provisions under FATCA generally apply to dividends on our Class A common stock. The Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to the gross proceeds from a sale or other disposition of our Class A common stock, which may be relied upon by taxpayers until final regulations are issued. An intergovernmental agreement between the United States and your country of tax residence may modify the requirements described in this paragraph. You should consult

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
your own tax advisors regarding the possible implications of FATCA on your investment in our Class A common stock.
This preceding discussion is for informational purposes only and is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, and local and non-U.S. tax consequences of purchasing, holding, and disposing of our
Class A common stock, including the consequences of any proposed change in applicable laws.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Underwriting
We, the selling stockholders, and the underwriters named below will enter into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares of Class A common stock indicated in the following table.
Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are the representatives of the underwriters
(“representatives”).

Underwriters	Number of Shares of Class A Common Stock

Total
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
We will grant to the underwriters an option, exercisable for 30 days from the date of this prospectus, to
purchase up to an additional            shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares of Class A common stock offered.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full
exercise of the underwriters’ option to purchase            additional shares of Class A common stock.
Paid by us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Paid by the selling stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities
dealers may be sold at a discount of up to $           per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’
right to reject any order in whole or in part.
We, our officers and directors, the selling stockholders, and holders of substantially all of our capital stock and securities convertible into our capital stock will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of Class A common stock or securities convertible into or exchangeable for

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
shares of Class A common stock during the period from the date of this prospectus continuing through the date
           days after the date of this prospectus, except with the prior written consent of           .
We have applied to list our Class A common stock on the Nasdaq Global Select Market under the symbol “ANT.”
Prior to the offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders, and the representatives. Among the factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, will be our historical performance, estimates of our and our industry’s business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.
In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-
allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of our Class A common stock. These activities may raise or maintain the market price of our Class A common stock above independent market levels or prevent or slow a decline in the market price of our Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters may offer and sell the shares of common stock through certain of their affiliates or other registered broker-dealers or selling agents.
We estimate that our share of the total expenses of the offering, excluding underwriting discounts and
commissions, will be approximately $          . We will agree to reimburse the underwriters for certain Financial
Industry Regulatory Authority-related expenses incurred by them in connection with the offering in an amount
up to $          .
We, the selling stockholders, and the underwriters will agree to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of our Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, such as our executive officers, co-founders, and directors, for which they received or will receive customary fees and expenses. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities, and/or instruments of us

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
or our affiliates (directly, as collateral securing other obligations or otherwise). The underwriters and their respective affiliates may also make independent investment recommendations, market color or trading ideas, and/or publish or express independent research views in respect of such assets, securities, or instruments, and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.
Offerings Outside the United States
This offering includes public offerings in Australia, Canada, certain member states of the European Economic
Area, Japan, Switzerland, and the United Kingdom. We do not currently intend to list our Class A common stock on any exchange in such jurisdictions. If we choose to terminate a public offering in any international jurisdiction prior to the completion of this offering, the shares that would otherwise have been allocated for sale in such international jurisdiction are expected to be reallocated to the offerings in the remaining jurisdictions, including the United States, and thus the total size of this offering is not expected to change in the event of such termination.
Subject to applicable law, the underwriters may offer shares of our Class A common stock outside of the United
States, Australia, Canada, the European Economic Area, Japan, Switzerland, and the United Kingdom. The
underwriters may use one or more affiliates in order to offer and sell shares outside of the United States. No shares of our Class A common stock will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where any exemption from such registration requirements is available.
Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of our Class A common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Selling Restrictions
Argentina
The shares of Class A common stock are not authorized for public offering in Argentina by the Comisión
Nacional de Valores pursuant to Argentine Public Offering Law No. 17,811, as amended, and they shall not be sold publicly. Therefore, any transaction carried out in Argentina must be made privately.
Australia
This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under Chapter 6D.2 of the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the
Corporations Act.
Any offer in Australia of the shares of Class A common stock made pursuant to this prospectus may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section
708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the
Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the
Corporations Act so that it is lawful to offer the shares of Class A common stock without disclosure to investors under Chapter 6D of the Corporations Act.
The shares of Class A common stock applied for by Exempt Investors in Australia pursuant to this prospectus must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise, or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring the shares of Class A common stock pursuant to this prospectus must observe such Australian on-sale restrictions.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
The public offering in Australia will be made pursuant to a separate prospectus (“Australian Prospectus”) which complies with the requirements of the Corporations Act and will be lodged with the Australian Securities and
Investments Commission. Any non-Exempt Investor who wishes to participate in the offering must apply pursuant to the Australian Prospectus, through an application form which accompanies the Australian
Prospectus.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances and, if necessary, seek expert advice on those matters.
Brazil
The offer and sale of the shares of Class A common stock have not been and will not be registered with the
Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No. 160, dated
13 July 2022, as amended, or unauthorized distribution under Brazilian laws and regulations. The shares of
Class A common stock will be authorized for trading on organized non-Brazilian securities markets and may only be offered to Brazilian Professional Investors (as defined by applicable CVM regulation), who may only acquire the shares of Class A common stock through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of the shares of Class A common stock on regulated securities markets in
Brazil is prohibited.
Chile
The shares of Class A common stock offered by this prospectus are not registered in the Securities Registry
(Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission
(Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares of Class A common stock do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares of Class A common stock in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act
(Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).
Colombia
The shares of Class A common stock have not been and will not be registered with the Colombian National
Registry of Securities and Issuers (Registro Nacional de Valores y Emisores - RNVE) maintained by the
Financial Superintendence of Colombia (Superintendencia Financiera de Colombia; the “SFC”) and, therefore, the shares of Class A common stock may not be publicly offered or delivered in Colombia. However, the shares of Class A common stock may be offered in Colombia under Colombian law pursuant to the private placement exemption set forth in the Colombian regulation (Decree 2555 of 2010), in accordance with which an offering shall be deemed a private placement if it is addressed to fewer than one hundred (100) specific persons (article
6.1.1.1.1, Decree 2555 of 2010). These materials are solely our responsibility and have not been reviewed or authorized by the SFC and may not be publicly distributed in Colombia. In making an investment decision, all investors, including any Colombian investor who may acquire shares of the Class A common stock from time to time, must rely on their own examination of the terms of the offering and shares of the Class A common stock, including the merits and risks involved.
Dubai
This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai
Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt
Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of Class A common stock to which this prospectus

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
relates may be illiquid or subject to restrictions on their resale. Prospective purchasers of the shares of Class A common stock should conduct their own due diligence on the shares of Class A common stock. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.
European Economic Area
In certain Member States of the European Economic Area (each, a “Covered EEA Country”), we will offer a certain number of shares of our Class A common stock to persons which are not qualified investors as defined under Article 2 of the Prospectus Regulation (the “European retail offering”) pursuant to a separate prospectus, which complies with the requirements of the Prospectus Regulation and is expected to be approved by a national competent authority of a Covered EEA Country in accordance with the Prospectus Regulation (the
“European prospectus”).
In relation to each Member State of the European Economic Area (each, a “Relevant State”), no shares of Class
A common stock have been offered or will be offered in that Relevant State, except for (i) the European retail offering in the Covered EEA Countries contemplated by the European prospectus and (ii) with respect to any other shares of our Class A common stock which are not offered in the European retail offering in any Relevant
State at any time under the following exemptions under the Prospectus Regulation:
(a)to any person which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus
Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of Class A common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to
Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.
In the case of any shares of Class A common stock being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged, and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of Class A common stock to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale. The company, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, warranty, and agreement.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of Class A common stock in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares of Class A common stock to be offered so as to enable an investor to decide to purchase shares of Class A common stock, and the expression “Prospectus Regulation”
means Regulation (EU) 2017/1129 (as amended).
India
This prospectus has not been and will not be registered as a prospectus with any registrar of companies in
India. This prospectus has not been and will not be reviewed or approved by any regulatory authority in India, including the Securities and Exchange Board of India, any registrar of companies in India or any stock exchange in India. This prospectus and this offering of the shares of Class A common stock are not and should not be construed as an invitation, offer or sale of any securities to the public in India. Other than in compliance with the private placement exemptions under applicable laws and regulations in India, including the Companies Act,
2013, as amended, the shares of Class A common stock have not been, and will not be, offered or sold to the public or any member of the public in India. This prospectus is strictly personal to the recipient and neither this prospectus nor the offering of the shares of Class A common stock is calculated to result, directly or indirectly, in the shares of Class A common stock becoming available for subscription or purchase by persons other than

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
those receiving the invitation or offer. Each investor is deemed to have acknowledged, represented and agreed that it is eligible to invest in the shares of Class A common stock under applicable laws, rules and regulations in
India, without the requirement to obtain any prior approval, and that it is not prohibited or prevented under any law, rule or regulation in India from acquiring, owning or selling the shares of Class A common stock.
Indonesia
This prospectus does not, and is not intended to, constitute a public offering in Indonesia under Law Number 8 of 1995 regarding Capital Market. This prospectus may not be distributed in the Republic of Indonesia and the shares of Class A common stock may not be offered or sold in the Republic of Indonesia or to Indonesian citizens wherever they are domiciled, or to Indonesian residents, in a manner which constitutes a public offering under the laws of the Republic of Indonesia.
Israel
In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of Class A common stock under the Israeli Securities Law, 5728-1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli
Securities Law, 5728-1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than
35 investors, subject to certain conditions (the “Addressed Investors”), or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728-1968,
subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35
Addressed Investors. We have not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728-1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our Class A common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.
Qualified Investors may have to submit written evidence that they meet the definitions set out in the First
Addendum to the Israeli Securities Law, 5728-1968. In particular, we may request, as a condition to be offered shares of Class A common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First
Addendum to the Israeli Securities Law, 5728-1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728-1968 and the regulations promulgated thereunder in connection with the offer to be issued shares of Class A common stock; (iv) that the shares of Class A common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728-1968: (a)
for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of
Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728-1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.
Malaysia
No prospectus or other offering material or document in connection with the offer and sale of shares of Class A common stock offered by this prospectus has been or will be registered with the Securities Commission of
Malaysia (the “Malaysian Commission”) for the Malaysian Commission’s approval pursuant to the Capital
Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed-end fund approved by the Malaysian Commission; (ii) a holder of a Capital Markets Services
License; (iii) a person who acquires shares of Class A common stock, as principal, if the offer is on terms that the shares of Class A common stock may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an
Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010;
and (xi) any other person as may be specified by the Malaysian Commission; provided that, in each of the preceding categories (i) to (xi), the distribution of the shares of Class A common stock is made by a holder of a
Capital Markets Services License who carries on the business of dealing in securities. The distribution in
Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, or invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Malaysian
Commission under the Capital Markets and Services Act 2007.
Mexico
The shares of Class A common stock have not been and will not be registered with the Mexican National
Securities Registry (Registro Nacional de Valores or the “RNV”) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or the “CNBV”), and therefore, may not be offered or sold publicly in Mexico or otherwise be subject to intermediation activities in Mexico. However, the shares of Class A common stock may only be offered and sold in Mexico on a private placement basis to investors that qualify as institutional or qualified investors pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores) and regulations thereunder. The information contained in this prospectus is solely our responsibility and has not been reviewed or authorized by the CNBV and may not be publicly distributed in Mexico. In making an investment decision, all investors, including any Mexican investor, who may acquire the shares of Class A common stock from time to time, must rely on their own examination of us and the terms of this offering and the shares of Class A common stock, including the merits and risks involved.
New Zealand
This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the “FMC Act”). The shares of Class A common stock may only be offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) to a person who:
•is an investment business within the meaning of clause 37 of Schedule I of the FMC Act;
•meets the investment activity criteria in clause 38 of Schedule I of the FMC Act;
•is large within the meaning of clause 39 of Schedule I of the FMC Act;
•is a government agency within the meaning of clause 40 of Schedule I of the FMC Act; or
•is an eligible investor within the meaning of clause 41 of Schedule I of the FMC Act.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Peru
The shares of Class A common stock and the information contained herein are not being publicly marketed or offered in Peru and will not be distributed or caused to be distributed to the general public in Peru. Peruvian securities laws and regulations on public offerings will not be applicable to this offering and therefore, the disclosure obligations set forth therein will not be applicable to the company or the sellers of the shares of Class
A common stock before or after their acquisition by prospective investors. The shares of Class A common stock and the information contained herein have not been and will not be reviewed, confirmed, approved or in any way submitted to the Superintendencia del Mercado de Valores (Peruvian capital market regulator) (the
“SMV”), nor have they been registered with the SMV’s Securities Market Public Registry (Registro Público del
Mercado de Valores). Accordingly, the shares of Class A common stock cannot be offered or sold within
Peruvian territory except to the extent any such offering or sale qualifies as a private offering under Peruvian law and regulations and complies with the provisions on private offerings set forth therein.
Philippines
The shares of Class A common stock being offered or sold have not been and will not be registered with the
Philippine Securities and Exchange Commission under the Securities Regulation Code of the Philippines (the
“SRC”). Any future offer or sale of the shares of Class A common stock within the Philippines is subject to the registration requirements under the SRC unless such offer or sale qualifies as a transaction exempt from the registration under the SRC.
Accordingly, this prospectus, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the shares of Class A common stock, may not be circulated or distributed in the Philippines, and the shares of Class A common stock may not be offered or sold, or be made the subject of an invitation for subscription or purchase, to persons in the Philippines, other than (i) to qualified investors in transactions that are exempt from the registration requirements of the SRC; and (ii) by persons licensed to make such offers or sales in the Philippines.
Qatar
In the State of Qatar, the offer contained in this prospectus is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of the shares of Class A common stock to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial
Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in the State of Qatar on a need to know basis for the purpose of evaluating the offering. Any distribution of this prospectus by the recipient to third parties in the
State of Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.
Saudi Arabia
This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Rules on the Offer of Securities and Continuing Obligations Regulations as issued by the board of the
Saudi Arabian Capital Market Authority (the “CMA”) pursuant to resolution number 3-123-2017 dated 27
December 2017, as amended. The CMA does not make any representation as to the accuracy or completeness of this prospectus and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the shares of Class A common stock offered hereby should conduct their own due diligence on the accuracy of the information relating to the shares of Class A common stock. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares of Class A common stock may not be offered or sold, or made the subject of an invitation for subscription or purchase, nor may this prospectus or any other document or material in connection with the

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
offer or sale, or invitation for subscription or purchase of the shares of Class A common stock be circulated, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time
(the “SFA”)) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the
SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.
South Africa
Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies
Act”)) is being made in connection with the issue of the shares of Class A common stock in South Africa.
Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property
Commission or any other regulatory authority in South Africa. The shares of Class A common stock are not offered, and the offer should not be transferred, sold, renounced, or delivered in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96(1)
applies:
Section 96(1)(a) the offer, transfer, sale, renunciation or delivery is to:
i.persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;
ii.the South African Public Investment Corporation;
iii.persons or entities regulated by the Reserve Bank of South Africa;
iv.authorized financial service providers under South African law;
v.financial institutions recognized as such under South African law;
vi.a wholly owned subsidiary of any person or entity contemplated in (iii), (iv) or (v), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or
vii.any combination of the persons in (i) to (vi);
Section 96(1)(b) the total contemplated acquisition cost of the shares of Class A common stock, for any single addressee acting as a principal is equal to or greater than ZAR 1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South
African Companies Act.
Information made available in this prospectus should not be considered as “advice” as defined in the South
African Financial Advisory and Intermediary Services Act 2002.
South Korea
The shares of Class A common stock offered by this prospectus have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares of Class A common stock have been and will be offered in Korea as a private placement under the FSCMA. Except in connection with the aforementioned private placement and except as otherwise permitted under the applicable laws and regulations of Korea, including the FSCMA and the
Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”), none of the shares of Class A common stock may be offered, sold or delivered, directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea. The shares of
Class A common stock have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares of Class A common stock will comply with all applicable regulatory requirements (including but not limited to requirements under the

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
FETL) in connection with the purchase of shares of Class A common stock. By the purchase of shares of Class A common stock, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares of Class A common stock pursuant to the applicable laws and regulations of Korea.
Switzerland
Except pursuant to the Swiss public offering described in the European prospectus approved by the German
Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht – Bafin) and filed with a Swiss prospectus office for automatic acceptance in accordance with Article 54(2) of the Swiss Financial
Services Act (“FinSA”), the shares of Class A common stock may not be publicly offered in Switzerland. In addition, the Class A common stock will not be listed on any trading venue in Switzerland.
Other than in the context of the Swiss public offering described above, the shares of Class A common stock may only be offered, sold or advertised, directly or indirectly, in or into Switzerland to any investor that qualifies as a professional client within the meaning of the FinSA.
This document does not constitute a prospectus within the meaning of the FinSA and has not been and will not be filed with, or reviewed or approved by, a Swiss review body pursuant to Article 51 FinSA. This document may not be publicly distributed or otherwise made publicly available in Switzerland.
Taiwan
The shares of Class A common stock have not been and will not be registered with the Financial Supervisory
Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial
Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares of Class A common stock in Taiwan.
Thailand
This prospectus does not, and is not intended to, constitute a public offering in Thailand. The shares of Class A common stock may not be offered or sold to persons in Thailand, unless such offering is made under the exemptions from approval and filing requirements under applicable laws, or under circumstances which do not constitute an offer for sale of the shares of Class A common stock to the public for the purposes of the Securities and Exchange Act of 1992 of Thailand, nor require approval from the Office of the Securities and Exchange
Commission of Thailand.
United Arab Emirates
The shares of Class A common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre)
governing the issue, offering and sale of the shares of Class A common stock. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial
Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the
Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services
Regulatory Authority or the Dubai Financial Services Authority.
United Kingdom
This prospectus has been prepared on the basis that: (i) any offering of the shares of Class A common stock which are the subject of this prospectus to the public in the United Kingdom falls within one or more of the exceptions specified in Part 1 of Schedule 1 to The Public Offers and Admissions to Trading Regulations 2024
(the “POATRs”); and (ii) the shares of Class A common stock which are the subject of this prospectus will not be admitted to trading on a regulated market in the United Kingdom for the purposes of Rule 1.4.1 of the
Prospectus Rules: Admission to Trading on a Regulated Market sourcebook forming part of the Financial
Conduct Authority’s Handbook of Rules and Guidance (the “PRM”). Accordingly, there will not be a prospectus

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
(as defined in the POATRs) prepared or published for the purposes of the POATRs or the PRM in connection with this offering. This prospectus does not constitute a prospectus for the purposes of the POATRs or the PRM.
Each underwriter has represented and agreed that it has not made and will not make an offer of the shares of
Class A common stock which are the subject of this prospectus to the public in the United Kingdom, unless such offer is of a kind specified in Part 1 of Schedule 1 to the POATRs (other than paragraph 6 of Part 1 of Schedule 1 to the POATRs) or the offer is of a kind that consists entirely of a combination of two or more of the kinds of offer specified in Part 1 of Schedule 1 to the POATRs (other than paragraph 6 of Part 1 of Schedule 1 to the
POATRs).
For the purposes of this provision, the expression an “offer to the public” in relation to the shares of Class A common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of Class A common stock to be offered so as to enable an investor to decide to buy or subscribe for the shares of Class A common stock.
Each underwriter has represented and agreed that it has only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) in
connection with the issue or sale of the shares of Class A common stock in circumstances in which section 21(1)
of FSMA does not apply.
This prospectus is only for distribution to and directed at: (a) in the United Kingdom: (i) persons having professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”); (ii) high net worth entities falling within article 49(2)(a) to (d) of the Order; and (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) in connection with the issue or sale of any shares of Class A common stock may otherwise lawfully be communicated or caused to be communicated; and (b) persons who are outside the United Kingdom or to whom this prospectus may otherwise be distributed and directed in compliance with all applicable laws and regulations (all such persons together being referred to as “Relevant Persons”). Shares of Class A common stock will only be available to, and any invitation, offer, or agreement to subscribe for, purchase, or otherwise acquire such shares of Class A common stock will only be made to or with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this prospectus or any of its contents.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Legal Matters
Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our Class A common stock being offered by this prospectus. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, P.C., directly or indirectly own less than 0.01% of our outstanding capital stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Freshfields US LLP, Redwood City, California. Orrick, Herrington & Sutcliffe LLP acted as our counsel with respect to certain executive compensation and equity matters. The Long-Term Benefit Trust’s principal legal counsel, John Morley, and Cleary Gottlieb Steen & Hamilton LLP served as legal advisors to the
LTBT in connection with certain governance matters set forth in this prospectus. Cravath, Swaine & Moore LLP served as legal advisor to the co-founders in connection with certain governance matters set forth in this prospectus.
Change in Independent Accountant
On October 30, 2025, we engaged Ernst & Young LLP as our independent registered public accounting firm to audit our consolidated financial statements as of and for the year ended December 31, 2025, and dismissed
Grant Thornton LLP as our independent registered public accounting firm, in each case as ratified by our board of directors.
The report of Grant Thornton LLP on our consolidated financial statements as of and for the years ended
December 31, 2023 and December 31, 2024 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainties, audit scope, or accounting principles.
During the years ended December 31, 2023 and December 31, 2024, and through the period ended October 30,
2025, there were:
•no “disagreements” as such term is defined in Item 304(a)(1)(iv) of Regulation S-K with Grant
Thornton LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused
Grant Thornton LLP to make reference in connection with its opinion to the subject matter of the disagreement.
•no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.
We have provided Grant Thornton LLP with a copy of the foregoing disclosures and have requested that Grant
Thornton LLP furnish us with a letter addressed to the SEC stating whether it agrees with the statements made
by us as set forth above. A copy of Grant Thornton LLP’s letter, dated           , is filed as Exhibit 16.1 to the
registration statement of which this prospectus forms a part.
During the years ended December 31, 2023 and December 31, 2024, and through the period ended October 30,
2025, neither we, nor anyone acting on our behalf, consulted with Ernst & Young LLP on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, or any other matter that was the subject of a disagreement as that term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item
304 of Regulation S-K or a reportable event as that term is used in Item 304(a)(1)(v) and the related instructions to Item 304 of Regulation S-K.
Experts
The consolidated financial statements as of December 31, 2024, and for the years ended December 31, 2023 and
2024 included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
The consolidated financial statements of Anthropic, PBC at December 31, 2025, and for the year then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
Where You Can Find Additional Information
We have submitted with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the
SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains a website that contains reports, proxy and information statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
As a result of this offering, we will become subject to the information and reporting requirements of the
Exchange Act and, in accordance therewith, will file periodic reports, proxy statements, and other information with the SEC. We also maintain a website at www.anthropic.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

CONFIDENTIAL TREATMENT REQUESTED BY ANTHROPIC, PBC
PURSUANT TO 17 C.F.R. SECTION 200.83
Anthropic, PBC
Index to Consolidated Financial Statements

Report Of Independent Registered Public
Accounting Firm
To the Stockholders and the Board of Directors of Anthropic, PBC
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Anthropic, PBC (the Company) as of
December 31, 2025, the related consolidated statement of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December
31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with U.S.
generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that:
(1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Loss Contingencies

Description of the Matter
As further described in Note 13 to the consolidated financial statements, the Company is involved in various legal claims, proceedings and other regulatory and administrative proceedings, certain of which may include claims for substantial or indeterminate amounts of damages. The Company’s assessment of loss contingency matters requires significant judgment in determining both the likelihood and estimated amount of potential losses.
Auditing the Company’s accounting for and disclosure of certain loss contingencies was especially challenging due to the significant judgment required to evaluate management’s assessments of the probability of loss and its estimate of the potential amounts or range of such losses.

How We Addressed the Matter in Our Audit
We performed audit procedures that included, among others, obtaining an understanding of the identification and evaluation of loss contingencies, including the
Company’s assessment of the likelihood that a loss will be incurred and its ability to reasonably estimate the loss or range of possible losses. We read the Company’s board minutes, requested and received legal counsel confirmation letters, met with legal counsel to discuss the nature of certain matters and obtained representations from management on these matters. We also evaluated the appropriateness of the related disclosures included in the consolidated financial statements.

Fair Value of Convertible Notes

Description of the Matter
The Company accounts for its convertible promissory notes at fair value. As discussed in
Note 4 to the consolidated financial statements, the estimated fair value of convertible promissory notes as of December 31, 2025, was $41.7 billion and the recognized loss for the change in the fair value of the convertible promissory notes for the year ended
December 31, 2025, was $34.5 billion. The Company estimated the fair value of the convertible promissory notes using a hybrid approach comprising a contingent claims analysis method and a common stock equivalent method which involved the use of complex and subjective estimates, judgments and assumptions.
Auditing the Company’s estimated fair value of convertible notes was especially challenging due to the significant judgment required to assess management’s selection of the valuation methodology, determination of the relative weight applied to the contingent claims analysis and the common stock equivalent methods, which involved key judgments and assumptions, including the Company’s stage of development, likelihood of an initial public offering (IPO), need for and terms of financings, and secondary and other market transactions. The estimated fair value of the convertible notes is particularly sensitive to changes in the relative weight applied to the two valuation methods.

How We Addressed the Matter in Our Audit
We performed audit procedures that included, among others, evaluating the Company’s selection of the valuation methodology, evaluating the key judgments and assumptions noted above used by the Company’s valuation specialist, and evaluating the completeness and accuracy of the underlying data supporting the key judgments and assumptions. We involved our valuation specialists to assist with our evaluation of the methodology used by the Company and the key judgments and assumptions.
Specifically, we focused on the Company’s determination of the relative weight applied to the contingent claims analysis and common stock equivalent methods and the key judgments and assumptions that affected the weighting. For example, we evaluated the stage of the Company’s development, inspected the Company’s written plans and internal presentations relating to an IPO process, and evaluated secondary and other market transactions during the period and their impact on the relative weight applied to the two valuation methods by the Company.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2025.
San Jose, California
June 1, 2026, except for the effects of the stock split described in Note 1, which is as of September 30, 2026

Report Of Independent Registered Public
Accounting Firm
Board of Directors and Stockholders
Anthropic, PBC
Opinion on the financial statements
We have audited the accompanying consolidated balance sheet of Anthropic, PBC (a Delaware public benefit corporation) and subsidiaries (the “Company”) as of December 31, 2024, and the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United
States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S.
federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ GRANT THORNTON LLP
We have served as the Company’s auditor from 2023 to 2025.
San Francisco, California
June 1, 2026 (except for the effects of the stock split described in Note 1, as to which the date is September 30,
2026)

Anthropic, PBC
Consolidated Balance Sheets
(In millions, except share amounts which are in thousands, and per share data)

	As of December 31,		As of June 30,
	2024	2025	2026
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,141	$17,388	$112,389
Short-term investments	—	2,889	19,262
Accounts receivable, net	95	909	5,833
Prepaid expenses and other current assets	2,076	2,560	496
Total current assets	5,312	23,746	137,980
Restricted cash	13	13	2,529
Property and equipment, net	19	146	1,187
Operating lease right-of-use assets	35	126	1,157
Goodwill	—	154	576
Other assets, noncurrent	2,373	476	3,929
Total assets	$7,752	$24,661	$147,358
Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable, accrued expenses, and other current liabilities	$333	$2,511	$5,422
Operating lease liabilities, current	13	37	148
Deferred revenue	28	269	1,650
Total current liabilities	374	2,817	7,220
Operating lease liabilities, noncurrent	39	80	931
Convertible notes payable	14,116	41,677	108,566
Other noncurrent liabilities	150	823	750
Total liabilities	14,679	45,397	117,467
Commitments and contingencies (Note 13)
Redeemable convertible preferred stock, $0.00001 par value; 360,995, 728,289, and 1,040,441 shares authorized as of December 31, 2024 and 2025 and June 30, 2026 (unaudited), respectively; 220,219, 544,322, and 853,394 shares issued and outstanding as of December 31, 2024 and 2025 and June 30, 2026 (unaudited), respectively; aggregate liquidation preference of $2,874, $24,646, and $136,286 as of December 31, 2024 and 2025 and June 30, 2026 (unaudited), respectively	2,874	29,769	157,510

Anthropic, PBC
Consolidated Balance Sheets (continued)
(In millions, except share amounts which are in thousands, and per share data)

	As of December 31,		As of June 30,
	2024	2025	2026
			(unaudited)
Stockholders’ deficit:
Class A common stock, $0.00001 par value; 6,319,705, 8,162,757, and 10,991,000 shares authorized as of December 31, 2024 and 2025 and June 30, 2026 (unaudited), respectively; 1,779,060, 1,901,267, and 2,157,398 shares issued and outstanding as of December 31, 2024 and 2025 and June 30, 2026 (unaudited), respectively	—	—	—
Class N common stock, $0.00001 par value; 2,148,900, 5,547,243, and 7,044,000 shares authorized as of December 31, 2024 and 2025 and June 30, 2026 (unaudited), respectively; no shares issued and outstanding as of December 31, 2024 and 2025, and 30,643 shares issued and outstanding as of June 30, 2026 (unaudited)	—	—	—
Class T common stock, $0.00001 par value; 0 shares authorized and issued as of December 31, 2024 and 2025 and June 30, 2026 (unaudited)	—	—	—
Additional paid-in capital	239	1,644	5,336
Accumulated other comprehensive income (loss)	—	5	(53)
Accumulated deficit	(10,040)	(52,154)	(132,902)
Total stockholders’ deficit	(9,801)	(50,505)	(127,619)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$7,752	$24,661	$147,358
The accompanying notes are an integral part of these consolidated financial statements.

Anthropic, PBC
Consolidated Statements of Operations
(In millions, except share amounts which are in thousands, and per share data)

	Year Ended December 31,			Six Months Ended June 30,
	2023	2024	2025	2025	2026
				(unaudited)
Revenue	$41	$386	$4,585	$1,163	$16,286
Operating expenses:
Compute and infrastructure	433	2,522	7,326	2,334	8,945
Personnel	95	454	1,839	538	3,152
Bartz settlement	—	—	1,500	—	—
Sales, marketing, and partnerships	2	43	568	120	3,168
Other operating and administrative	62	347	1,412	306	1,714
Total operating expenses	592	3,366	12,645	3,298	16,979
Operating loss	(551)	(2,980)	(8,060)	(2,135)	(693)
Interest income	69	106	431	115	1,111
Change in fair value of convertible notes, derivative liabilities, and SAFEs	(1,045)	(5,434)	(34,308)	(10,942)	(72,388)
Other income (expense), net	(2)	—	(8)	—	(8,757)
Total other income (expense), net	(978)	(5,328)	(33,885)	(10,827)	(80,034)
Loss before provision for income taxes	(1,529)	(8,308)	(41,945)	(12,962)	(80,727)
Provision for income taxes	2	1	20	7	21
Net loss	$(1,531)	$(8,309)	$(41,965)	$(12,969)	$(80,748)

Net loss per share attributable to common stockholders, basic and diluted	$(1.42)	$(5.43)	$(23.04)	$(7.25)	$(39.88)
Weighted-average shares outstanding, basic and diluted	1,076,881	1,528,995	1,821,085	1,788,731	2,024,973
The accompanying notes are an integral part of these consolidated financial statements.

Anthropic, PBC
Consolidated Statements of Comprehensive Loss
(In millions)

	Year Ended December 31,			Six Months Ended June 30,
	2023	2024	2025	2025	2026
				(unaudited)
Net loss	$(1,531)	$(8,309)	$(41,965)	$(12,969)	$(80,748)
Other comprehensive income (loss):
Net unrealized gain (loss) on available-for-sale securities, net of tax	—	—	4	—	(49)
Foreign currency translation adjustments	—	—	1	1	(9)
Other comprehensive income (loss)	—	—	5	1	(58)
Comprehensive loss	$(1,531)	$(8,309)	$(41,960)	$(12,968)	$(80,806)
The accompanying notes are an integral part of these consolidated financial statements.

Anthropic, PBC
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(In millions, except share amounts which are in thousands)

	Redeemable convertible preferred stock		Class A common stock		Class N common stock		Class T common stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2022	136,005	$1,106	1,738,823	$—	—	$—	—	$—	$5	$—	$(200)	$(195)
Issuance of redeemable convertible preferred stock, net of issuance costs	39,670	445	—	—	—	—	—	—	—	—	—	—
Conversion of SAFE note into redeemable convertible preferred stock	89	1	—	—	—	—	—	—	—	—	—	—
Issuance of Class T common stock	—	—	—	—	—	—	0	—	—	—	—	—
Issuance of Class A common stock upon exercise of stock options	—	—	15,330	—	—	—	—	—	3	—	—	3
Stock-based compensation expense	—	—	—	—	—	—	—	—	29	—	—	29
Net loss	—	—	—	—	—	—	—	—	—	—	(1,531)	(1,531)
Balance as of December 31, 2023	175,764	1,552	1,754,153	—	—	—	0	—	37	—	(1,731)	(1,694)
Issuance of redeemable convertible preferred stock, net of issuance costs	39,979	1,188	—	—	—	—	—	—	—	—	—	—
Conversion of SAFE notes into redeemable convertible preferred stock	4,476	134	—	—	—	—	—	—	—	—	—	—
Issuance of Class A common stock upon exercise of stock options	—	—	24,907	—	—	—	—	—	10	—	—	10
Stock-based compensation expense	—	—	—	—	—	—	—	—	192	—	—	192
Net loss	—	—	—	—	—	—	—	—	—	—	(8,309)	(8,309)
Balance as of December 31, 2024	220,219	2,874	1,779,060	—	—	—	0	—	239	—	(10,040)	(9,801)
Issuance of redeemable convertible preferred stock, net of issuance costs	155,830	16,548	—	—	—	—	—	—	—	—	—	—
Conversion of convertible notes into redeemable convertible preferred stock	168,273	10,347	—	—	—	—	—	—	—	—	—	—
Issuance of Class A common stock upon exercise of stock options and grants of restricted stock	—	—	141,542	—	—	—	—	—	111	—	—	111
Repurchase of outstanding common stock	—	—	(27,942)	—	—	—	—	—	—	—	(149)	(149)
Stock-based compensation expense	—	—	—	—	—	—	—	—	1,158	—	—	1,158
Equity issued in connection with business acquisition	—	—	8,607	—	—	—	—	—	136	—	—	136
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	1	—	1
Net unrealized gains on available- for-sale securities	—	—	—	—	—	—	—	—	—	4	—	4
Net loss	—	—	—	—	—	—	—	—	—	—	(41,965)	(41,965)
Balance as of December 31, 2025	544,322	$29,769	1,901,267	$—	—	$—	0	$—	$1,644	$5	$(52,154)	$(50,505)
The accompanying notes are an integral part of these consolidated financial statements.

Anthropic, PBC
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(In millions, except share amounts which are in thousands)

	Redeemable convertible preferred stock		Class A common stock		Class N common stock		Class T common stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2024	220,219	$2,874	1,779,060	$—	—	$—	0	$—	$239	$—	$(10,040)	$(9,801)
Issuance of redeemable convertible preferred stock, net of issuance costs (unaudited)	63,610	3,549	—	—	—	—	—	—	—	—	—	—
Conversion of convertible notes into redeemable convertible preferred stock (unaudited)	147,533	8,168	—	—	—	—	—	—	—	—	—	—
Issuance of Class A common stock upon exercise of stock options and grants of restricted stock (unaudited)	—	—	83,704	—	—	—	—	—	49	—	—	49
Repurchase of outstanding common stock (unaudited)	—	—	(27,942)	—	—	—	—	—	—	—	(149)	(149)
Stock-based compensation expense (unaudited)	—	—	—	—	—	—	—	—	279	—	—	279
Foreign currency translation adjustments (unaudited)	—	—	—	—	—	—	—	—	—	1	—	1
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	(12,969)	(12,969)
Balance as of June 30, 2025 (unaudited)	431,362	$14,591	1,834,822	$—	—	$—	0	$—	$567	$1	$(23,158)	$(22,590)
The accompanying notes are an integral part of these consolidated financial statements.

Anthropic, PBC
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(In millions, except share amounts which are in thousands)

	Redeemable convertible preferred stock		Class A common stock		Class N common stock		Class T common stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2025	544,322	$29,769	1,901,267	$—	—	$—	0	$—	$1,644	$5	$(52,154)	$(50,505)
Issuance of redeemable convertible preferred stock, net of issuance costs (unaudited)	285,187	122,242	—	—	—	—	—	—	—	—	—	—
Conversion of convertible notes into redeemable convertible preferred stock (unaudited)	23,885	5,499	—	—	—	—	—	—	—	—	—	—
Issuance of Class A common stock upon exercise of stock options, grants of restricted stock, and sales of common stock for cash (unaudited)	—	—	229,818	—	—	—	—	—	355	—	—	355
Issuance of Class A common stock in connection with acquisitions (unaudited)	—	—	26,313	—	—	—	—	—	534	—	—	534
Issuance of Class N common stock upon settlement of donation matching program liability (unaudited)	—	—	—	—	30,643	—	—	—	667	—	—	667
Stock-based compensation expense (unaudited)	—	—	—	—	—	—	—	—	2,185	—	—	2,185
Foreign currency translation adjustments (unaudited)	—	—	—	—	—	—	—	—	—	(9)	—	(9)
Net unrealized loss on available- for-sale securities (unaudited)	—	—	—	—	—	—	—	—	—	(49)	—	(49)
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	(80,748)	(80,748)
Other (unaudited)	—	—	—	—	—	—	—	—	(49)	—	—	(49)
Balance as of June 30, 2026 (unaudited)	853,394	$157,510	2,157,398	$—	30,643	$—	0	$—	$5,336	$(53)	$(132,902)	$(127,619)
The accompanying notes are an integral part of these consolidated financial statements.

Anthropic, PBC
Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,			Six Months Ended June 30,
	2023	2024	2025	2025	2026
				(unaudited)
Cash flows from operating activities:
Net loss	$(1,531)	$(8,309)	$(41,965)	$(12,969)	$(80,748)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Stock-based compensation expense	29	192	1,158	279	2,185
Depreciation and amortization	3	21	40	14	97
Change in fair value of convertible notes, derivative liabilities, and SAFEs	1,045	5,434	34,308	10,942	72,388
Donation matching program liability	—	—	541	—	126
Recognition and change in fair value of other financial instruments	—	—	—	—	8,720
Other	—	7	11	5	(7)
Changes in operating assets and liabilities:
Accounts receivable, net	(10)	(90)	(834)	(384)	(4,982)
Prepaid expenses and other assets	(1,253)	(3,190)	1,771	212	2,094
Accounts payable, accrued expenses, and other liabilities	84	222	2,079	257	2,679
Lease liabilities	(1)	—	13	7	(3)
Deferred revenue	7	21	241	124	1,380
Net cash provided by (used in) operating activities	(1,627)	(5,692)	(2,637)	(1,513)	3,929
Cash flows from investing activities:
Purchases of property and equipment	(2)	(15)	(131)	(18)	(482)
Purchases of short-term investments	—	—	(3,082)	—	(18,972)
Sales and maturities of short-term investments	—	—	213	—	2,610
Other investing activities	—	(7)	(77)	(31)	(337)
Net cash used in investing activities	(2)	(22)	(3,077)	(49)	(17,181)
Cash flows from financing activities:
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	445	1,188	16,548	3,549	110,432
Principal payments for finance leases	—	—	—	—	(4)
Issuance of convertible notes for cash	1,750	6,050	3,450	1,300	—
Proceeds from issuance of common stock	3	10	111	49	355
Repurchase of common stock	—	—	(149)	(149)	—
Issuance of SAFEs for cash	122	—	—	—	—
Payment of deferred offering costs	—	—	—	—	(9)
Net cash provided by financing activities	2,320	7,248	19,960	4,749	110,774
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	—	—	1	1	(5)
Net increase in cash, cash equivalents, and restricted cash	691	1,534	14,247	3,188	97,517

Anthropic, PBC
Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,			Six Months Ended June 30,
	2023	2024	2025	2025	2026
				(unaudited)
Cash, cash equivalents, and restricted cash at beginning of period	929	1,620	3,154	3,154	17,401
Cash, cash equivalents, and restricted cash at end of period	$1,620	$3,154	$17,401	$6,342	$114,918
The accompanying notes are an integral part of these consolidated financial statements.

Anthropic, PBC
Notes to Consolidated Financial Statements
1. Description of Business and Summary of Significant Accounting Policies
Anthropic, PBC (the “Company”) is a public benefit corporation (“PBC”) incorporated under Delaware law in
January 2021. The Company develops and maintains advanced artificial intelligence (“AI”) models and provides its intelligence service through its platform and applications to customers. The Company’s public benefit purpose is to responsibly develop and maintain advanced AI for the long-term benefit of humanity. The
Company is headquartered in San Francisco, California.
Basis of Presentation
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The Company consolidates its wholly owned subsidiaries over which it exercises control, as well as variable interest entities (“VIEs”) where the
Company is deemed to be the primary beneficiary. All intercompany balances and transactions between consolidated entities have been eliminated in consolidation.
Change in Presentation and Reclassification of Prior Periods
Certain amounts reported in the Company’s prior period consolidated financial statements have been reclassified to conform to the current period presentation. During the year ended December 31, 2025, the
Company changed its presentation of operating expenses from a functional classification under which cost of revenue, gross profit (loss), research and development, sales and marketing, and general and administrative were presented as separate line items, to a classification based on the nature of expenses. As a result of this change in presentation, cost of revenue, gross profit (loss), research and development, sales and marketing, and general and administrative are no longer presented as separate line items in the consolidated statements of operations.
Under the new presentation, expenses are presented by major categories, including compute and infrastructure; personnel; sales, marketing, and partnerships; Bartz settlement; and other operating and administrative. In addition, the Company combined certain captions on its consolidated balance sheets and consolidated statements of cash flows. These reclassifications and certain other prior period amounts have been recast for all prior periods presented to conform to the current period presentation. These reclassifications affect presentation only and did not impact total assets, total liabilities, total stockholders’ equity (deficit), total operating loss, net loss, or net cash provided by (used in) operating, investing, or financing activities.
Unaudited Interim Consolidated Financial Information
The accompanying interim consolidated balance sheet as of June 30, 2026 and the interim consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the six months ended June 30, 2025 and 2026 and the related notes to such interim consolidated financial statements are unaudited. These unaudited interim consolidated financial statements are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and do
not include all disclosures normally required in annual consolidated financial statements prepared in accordance with U.S. GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all normal and recurring adjustments necessary for the fair statement of the Company’s financial position as of June 30,
2026 and the Company’s consolidated results of operations and cash flows for the six months ended June 30,
2025 and 2026. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of the results to be expected for the full year or any other future interim or annual period.
Stock Split
On September 17, 2026, the Company effected a 10-for-1 stock split of its authorized, issued, and outstanding shares of Class A common stock and Class N common stock. The conversion rate of the Company’s redeemable convertible preferred stock was proportionately adjusted to factor in the stock split. On the same date, the
Company also effected a 1-for-1,000 reverse stock split of its authorized and issued shares of Class T common stock. All share and per share information has been retroactively adjusted to reflect the stock split and reverse stock split for all periods presented.

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. Significant items subject to such estimates and assumptions include the determination of the fair value of common stock, valuation of deferred tax assets and the related valuation allowance, the potential outcome of uncertain tax positions that have been recognized in the consolidated financial statements or tax returns, valuation of the simple agreements for future equity (“SAFEs”), valuation of convertible notes, valuation of goodwill, stock-based compensation, the assessment of useful lives of long-lived assets and intangible assets, contingencies, the valuation of financial instruments, and discount rates for operating and finance leases.
Concentrations of Risk
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivable, and short-term investments. The Company maintains cash with financial institutions of high credit quality and has not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships. Deposits held with these financial institutions are in excess of the amount of Federal Deposit Insurance Corporation insured limits provided on such deposits. The Company has not experienced any losses related to these concentrations during the periods presented. The Company’s short-
term investments are primarily intended to facilitate liquidity and capital preservation and consist predominantly of highly liquid investment-grade fixed-income securities, diversified among industries and individual issuers. The Company’s investment policy is designed to limit exposure from any particular issuer or institution.
Significant Customers
The table below sets forth concentrations of credit risk with respect to accounts receivables from major customers that accounted for 10% or more of the Company’s total accounts receivable:

	As of December 31,		As of June 30,
	2024	2025	2026
			(unaudited)
Customer A	*	13%	13%
Customer C	*	*	10%
______________
*Less than 10% of total
The table below sets forth concentrations of revenue from customers that accounted for 10% or more of the
Company’s total revenue:

	Year Ended December 31,			Six Months Ended June 30,
	2023	2024	2025	2025	2026
				(unaudited)
Customer A	*	*	12%	*	*
Customer B	*	*	12%	18%	*
Customer C	43%	*	*	*	11%
Customer D	11%	*	*	*	*
______________
*Less than 10% of total

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
Other Concentrations
Cloud compute infrastructure capable of training and serving the Company’s models at scale was historically available from a limited number of providers. The Company obtained a substantial majority of its compute infrastructure from a limited number of cloud service providers (“CSPs”) and other suppliers under long-term hosting and lease agreements. This created dependencies and potential vulnerabilities, in that a disruption affecting these counterparties could have adversely affected the Company’s operations. While the Company is expanding its relationship with its existing CSPs, it is also expanding its compute capacity through commitments with additional CSPs and through compute procured from other sources, including leased infrastructure operated on its behalf.
The Company also provides access to its intelligence service through CSP marketplaces, with CSPs acting as collection agents for the Company in these transactions. During the years ended December 31, 2023, 2024, and
2025, revenue generated from sales through CSP marketplaces to customers represented approximately 11%,
32%, and 47% of total revenue, respectively. During the six months ended June 30, 2025 and 2026 (unaudited), revenue generated from sales through CSP marketplaces to customers represented approximately 44% and 48%
of total revenue, respectively. As of December 31, 2024 and 2025 and June 30, 2026 (unaudited), net accounts receivable from sales through CSP marketplaces to customers represented 42%, 60%, and 58% of the
Company’s net accounts receivable, respectively.
Certain of the CSPs also hold the Company’s non-voting redeemable convertible preferred stock and convertible notes. See Notes 9 and 10 for further information.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash held in checking and interest-bearing accounts as well as investments in money market funds and highly liquid investments with original maturities of three months or less from the date of purchase.
Restricted Cash
The Company’s restricted cash is classified as noncurrent based on the contractual or estimated term of the remaining restriction and consists of amounts pledged as collateral for the Company’s lease and other contractual obligations. These amounts are restricted from general corporate use and will be released or applied against the related obligations as the underlying conditions are satisfied.
Short-Term Investments
The Company’s short-term investments primarily consist of debt securities, including: U.S. treasury and agency securities, corporate debt securities, and commercial paper. The Company determines the appropriate classification of its short-term investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company has classified and accounted for its short-term investments as available-for-
sale securities as the Company may sell these securities at any time for use in its current operations or for other purposes, even prior to maturity. As a result, short-term investments, including securities with stated
maturities beyond 12 months, are classified within current assets in the consolidated balance sheets.
Available-for-sale securities are recorded at fair value each reporting period and are periodically evaluated for impairment at the individual security level. For unrealized losses in securities that the Company intends to hold and will not-more-likely-than-not be required to sell before recovery, the Company further evaluates whether declines in fair value below amortized cost are due to credit or non-credit related factors.
The Company considers credit-related impairments to be changes in value that are driven by a change in the creditor’s ability to meet its payment obligations and records an allowance and recognizes a corresponding loss in other income (expense), net when the impairment is incurred. Unrealized non-credit related losses and unrealized gains are reported as a separate component of accumulated other comprehensive income in the consolidated balance sheets until realized. Realized gains and losses are determined based on the specific identification method and are reported in other income (expense), net in the consolidated statements of operations.

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
Variable Interest Entities
The Company evaluates its ownership, contractual, and other interests in entities to determine if it has a variable interest in an entity. These evaluations are complex, involve judgment, and the use of estimates and assumptions based on available historical and prospective information, among other factors. If the Company determines that an entity for which it holds a contractual or ownership interest is a VIE and that the Company is the primary beneficiary, the Company consolidates such entity in its consolidated financial statements. An enterprise having a controlling financial interest in a VIE must consolidate the VIE if it is considered the primary beneficiary, which is described as having both (1) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (2) the right to receive benefits or the obligation to absorb losses of the VIE that potentially could be significant to the VIE.
Long-Term Benefit Trust
In 2023, the Company established the Long-Term Benefit Trust (“LTBT”). The LTBT is intended to operate as an independent body of financially disinterested trustees with expertise in AI safety, national security, public policy, and social enterprise. In connection with establishing the LTBT, the Company created a class of common stock (the “Class T common stock”) that is held exclusively by the LTBT and gives the LTBT authority to elect and remove certain of the Company’s directors.
The LTBT is considered a consolidated VIE as it relies on the Company for financial support. The Company is the primary beneficiary of the VIE as it has the power to direct the activities that most significantly impact the
LTBT’s economic performance, provides financial support to the LTBT, and would receive the LTBT’s financial assets (other than the Class T common stock) in the event that the LTBT terminates. The Company consolidated the VIE at inception and will perform on-going reassessments of the VIE based on any reconsideration events to reevaluate whether a change to the consolidation conclusion is required each reporting period. The consolidated balance sheets as of December 31, 2024 and 2025 and June 30, 2026 (unaudited) include assets of the consolidated VIE, which can only be used to settle obligations and liabilities of the consolidated VIE. As of
December 31, 2024 and 2025 and June 30, 2026 (unaudited), total assets and liabilities of the consolidated VIE were not material.
Fair Value Measurements and Financial Instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with Accounting
Standards Codification (“ASC”) 820, Fair Value Measurement (“ASC 820”), the Company uses the fair value hierarchy, which prioritizes the inputs used to measure fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are set forth below:
Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active or inputs other than the quoted prices that are observable either directly or indirectly for the full term of the assets or liabilities.
Level 3: Unobservable inputs in which there is little or no market data and that are significant to the fair value of the assets or liabilities.
The Company’s financial instruments include accounts receivable, short-term investments, prepaid expenses and other current assets, other assets, accounts payable, accrued expenses, and other current liabilities, convertible notes payable, SAFE liabilities, and certain derivative contracts. The estimated fair value of other financial instruments, including cash and restricted cash, are stated at their carrying value which approximates fair value due to the short time to the expected receipt or payment date. Additionally, the carrying amounts of accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses, and other current liabilities approximate fair value due to their short-term nature.

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
Accounts Receivable and Allowances
Accounts receivable represent uncollected payments from customers and payments collected by channel partners from customers on the Company’s behalf which have not yet been remitted to the Company. Accounts receivable are recorded at the invoiced amount net of the allowance for credit losses and do not bear interest.
The Company’s accounts receivable balances as of December 31, 2023, 2024, and 2025 and June 30, 2026
(unaudited) were $10 million, $95 million, $909 million, and $5.8 billion, respectively.
The Company regularly monitors collections and payments from customers and maintains an allowance for credit losses for estimated losses resulting from the inability of customers or channel partners to make or remit required payments. Management estimates the Company’s allowance for credit losses by considering factors such as historical credit loss experience and current conditions, the length of time accounts receivable are past due, customer payment histories, any specific customer collection issues identified, and current market conditions which may affect customer financial condition. This assessment is performed on an aggregate basis when similar characteristics exist within a customer group and on an individual basis when specific customers with collectability risks are identified. The Company writes off accounts receivable against the allowance when management determines a balance is uncollectible and no longer actively pursues collection of the receivable.
Changes in the allowance for credit losses were as follows (in millions):

Year Ended December 31,			Six Months Ended June 30,
	2024	2025	2026
			(unaudited)
Balance at beginning of period	$—	$5	$17
Change in allowance for credit losses	5	20	57
Write-off of uncollectible accounts receivable	—	(8)	(3)
Balance at end of period	$5	$17	$71
Property and Equipment, Net
Property and equipment is stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the related asset, ranging from three to five years.
Leasehold improvements are amortized over the shorter of estimated useful life or the remaining lease term.
The Company estimates the useful lives of property and equipment upon initial recognition and periodically evaluates the useful lives and whether events or changes in circumstances warrant a revision to the useful lives.
Maintenance and repair costs that do not extend the useful life of the assets are expensed as incurred.
When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations in the period realized.
Software Development Costs
Software development costs include costs to develop advanced AI models and related software solutions used to deliver the Company’s services to external users. Software development costs also include costs to develop software solely for internal use and applications used to support the Company’s operations. Model development costs are generally expensed as incurred due to the significant development uncertainty inherent in the development process.
The Company capitalizes qualifying software development costs when (i) management, with relevant authority, has authorized and committed to fund the software project and (ii) it is probable that the project will be completed and the software will be used to perform its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Software development costs capitalized were not significant for the years presented.

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
Evaluation of Long-Lived Assets for Impairment
Long-lived assets, such as property and equipment, right-of-use (“ROU”) assets, and finite-lived intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group (collectively, the “asset group”) may not be recoverable. Recoverability of asset groups to be held and used is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated. If the carrying amount exceeds the undiscounted cash flows, the asset groups are determined to be impaired, and an impairment charge is recognized as the amount by which the carrying amount exceeds its fair value.
Intangible Assets, Net
Intangible assets which are subject to amortization are amortized on a straight-line basis over their estimated useful lives, which range from one to six years. The Company reviews intangible assets which are subject to amortization for impairment under the long-lived asset model.
Goodwill
Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not subject to amortization but is tested for impairment on an annual basis, performed in the fourth quarter of each year, or whenever events or changes in circumstances indicate the carrying value of the reporting unit may be in excess of the reporting unit’s fair value.
Goodwill is tested for impairment at the reporting unit level by first assessing the qualitative factors to determine whether it is more likely than not that the fair value of the Company’s single reporting unit is less than its carrying amount. Qualitative indicators assessed include consideration of macroeconomic, industry, and market conditions, the Company’s overall financial performance, and personnel or strategy changes. Based on the qualitative assessment, if the Company determines that it is more likely than not that the Company’s single reporting unit’s fair value is less than its carrying amount, a quantitative analysis is performed by comparing the fair value of the Company’s single reporting unit to its carrying value. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to the reporting unit. The Company did not recognize any goodwill during the years ended December 31, 2023 and 2024. No impairment losses related to goodwill were recognized during the year ended December 31, 2025 or the six months ended June 30, 2026 (unaudited).
Acquisitions
The Company accounts for acquisitions of entities or asset groups that qualify as businesses in accordance with
ASC 805, Business Combinations (“ASC 805”). The purchase price of the acquisition is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of operations.
Leases
The Company determines if an arrangement is a lease at inception. The Company evaluates the classification of leases at commencement and, as necessary, at modification. The Company, as the lessee, classifies leases with lease terms longer than 12 months as either operating or finance. A lease is classified as a finance lease if it meets any of the finance lease classification criteria in ASC 842 at lease commencement; all other leases are classified as operating leases. The Company’s finance leases are generally those leases that allow the Company to utilize the asset for a major part of its estimated economic life, that have discounted lease payments that are substantially all the estimated fair value of the asset, or that include a purchase option which the Company is reasonably certain to exercise.
The Company leases facilities and equipment under operating and finance leases. The Company determines whether an arrangement is or contains a lease at inception and records lease liabilities and right-of-use assets

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
on its consolidated balance sheets at lease commencement. Where the Company’s leases do not provide an implicit rate; the Company determines its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The determination of the incremental borrowing rate is based on an estimate of the Company’s unsecured borrowing rate, adjusted for tenor and collateralized security features. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. ROU assets are measured based on the corresponding lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs incurred and
(iii) tenant incentives received, incurred or payable under the lease. The Company does not assume renewals or early terminations of its leases unless it is reasonably certain to exercise these options at commencement.
Operating lease cost is recognized on a straight-line basis over the lease term. Finance lease ROU assets are amortized on a straight-line basis over the shorter of the estimated useful life of the underlying asset or, where title does not transfer at the end of the lease term and the Company is not reasonably certain to exercise a purchase option, the lease term, and are recognized within operating expenses based on the nature of the leased asset. The interest component of a finance lease is recognized using the effective interest method over the lease term and is presented separately from the amortization of the related ROU asset.
Operating lease ROU assets and operating lease liabilities are presented separately on the consolidated balance sheets. Finance lease ROU assets are included in property and equipment, net. Finance lease liabilities are included in accounts payable, accrued expenses, and other current liabilities, and in other noncurrent liabilities.
The Company’s lease agreements may contain lease and non-lease components. Non-lease components related to the asset being leased are not separated from the lease components and are accounted for as a single lease component for all existing classes of assets.
The Company made an accounting policy election for lease agreements with a term of 12 months or less and does not recognize ROU assets and lease liabilities in respect of those agreements. Any payments related to short-term leases are expensed as incurred.
Variable lease payments are expensed as incurred and are mainly composed of utilities, common area maintenance, and other operating expenses.
Similar to other long-lived assets discussed above, management assesses ROU assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.
Finance lease ROU assets are assessed for impairment together with the Company’s other property and equipment. For leased assets, such circumstances would include the decision to enter into a sublease for which estimated cash flows do not fully cover the costs of the associated lease.
Revenue Recognition
The Company generates revenue from customers, including enterprises and prosumers, utilizing its intelligence service, which enables customers to submit text, documents, and other materials (“Prompts”), and receive AI-
generated results (“Results”) from its proprietary Claude model family. Prompts and Results are measured in the number of tokens consumed. The Company provides the intelligence service through its web, mobile, and desktop interfaces and APIs as well as through CSP marketplaces that distribute the intelligence service to the
Company’s customers. The intelligence service is not available for on-premise download or hosting by customers.
The Company accounts for revenue under ASC 606, Revenue from Contracts with Customers. Revenue is recognized based on the amount of consideration the Company expects to receive when the Company provides its intelligence service to customers. Revenue excludes amounts collected on behalf of third parties, such as sales and indirect taxes, as well as estimated concessions, credits, and refunds.
The Company’s intelligence service is provided on a consumption or subscription basis. Revenue is recognized when customers use the Company’s intelligence service, based on the quantity of tokens consumed. Intelligence service provided on a subscription basis is subject to usage limits that reset over short periods, which results in revenue being recognized ratably over the subscription period, which is generally 12 months or less. Payment terms vary by customer and sales channel but are generally less than 60 days. Subscription fees are generally prepaid. Certain enterprise contracts may include minimum spend commitments.

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
When the Company utilizes CSP marketplaces that distribute the intelligence service to customers, the customer receives the same intelligence service as is available through its web, mobile, and desktop interfaces and APIs, and the intelligence service represents a single promise in customer contracts. In these arrangements, the Company is the principal and recognizes revenue on a gross basis because the Company has a direct contractual relationship with customers, is primarily responsible for providing the intelligence service to customers, and establishes pricing. The CSPs in these arrangements do not obtain control of the Company’s intelligence service at any point prior to transfer to the customer.
Deferred Revenue
Deferred revenue consists of amounts billed or received in advance of the Company satisfying its performance obligations, and is recognized as revenue as services are delivered to customers. Deferred revenue relates primarily to subscriptions that are subject to usage limits that reset over short periods, which results in revenue being recognized ratably over the subscription period, which is generally 12 months or less.
Compute and Infrastructure
Compute and infrastructure expenses primarily consist of costs attributable to operating the Company’s technology infrastructure, which supports the full range of workloads for the Company’s models, including research, model development, serving customers, and internal usage of Claude. These costs primarily consist of cloud compute fees paid to CSPs under committed and on-demand arrangements, including storage, networking and connectivity, and related support costs, infrastructure costs associated with serving customer workloads through partner channels, colocation facility costs, equipment leases and committed power costs associated with the Company’s data center operations, and third-party application infrastructure software costs directly related to the Company’s compute operations.
Personnel
Personnel expenses primarily consist of stock-based compensation, including expense related to stock options, restricted stock units (“RSUs”), and restricted stock awards, cash compensation, including base salaries and bonuses, employee benefits, including health and welfare benefits, and employer payroll taxes.
Bartz Settlement
Bartz settlement consists of the charge the Company recorded in 2025 to settle the Bartz copyright infringement suit. Refer to Note 13 for further information.
Sales, Marketing, and Partnerships
Sales, marketing, and partnerships expenses primarily consist of channel partner costs and marketing and advertising costs, including media and public relations spend.
Advertising costs are expensed as incurred. Advertising expenses were $33 million and $147 million for the years ended December 31, 2024 and 2025, respectively. Advertising expenses incurred in 2023 were not material.
Other Operating and Administrative
Other operating and administrative expenses primarily consist of charitable donations expense related to the
Company’s donation matching program, vendor costs related to data quality and performance evaluation services, information technology and cloud software costs, payment processing and platform fees, facility and occupancy costs, non-income taxes, professional services costs, bad debt expense, and depreciation and amortization related to non-data center assets.
Stock-Based Compensation
The Company’s equity incentive plan provides for the granting of stock options, RSUs, and restricted stock awards to employees, consultants, officers, and directors. The Company measures compensation cost for stock-
based awards at grant-date fair value and recognizes it over the requisite service period. The Company accounts

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
for forfeitures when they occur. The fair value of stock-based awards, granted or modified, is determined on the grant date (or modification or acquisition dates, if applicable) using appropriate valuation techniques. Stock-
based compensation is included within personnel expenses in the consolidated statements of operations. The
Company incurred stock-based compensation expense of $29 million, $192 million, and $1.2 billion for the years ended December 31, 2023, 2024, and 2025, respectively. The Company incurred stock-based compensation expense of $286 million and $2.2 billion for the six months ended June 30, 2025 and 2026
(unaudited), respectively. The tax benefits recognized in the consolidated statements of operations for stock-
based compensation arrangements were not material during the years ended December 31, 2023, 2024, and
2025 and during the six months ended June 30, 2025 and 2026 (unaudited).
Stock Options
Stock-based compensation expense is recognized on a straight-line basis over the period during which an employee is required to provide services in exchange for the award (generally the vesting period of the award).
The Company determines the fair value of stock options on the date of grant using the Black-Scholes-Merton option pricing model which is impacted by the estimated fair value of the Company’s common stock, as well as changes in assumptions regarding a number of highly complex and subjective variables. These variables are summarized as follows:
•Fair value of common stock – Until the Company’s common stock is publicly traded, the Company must estimate the fair value of common stock. The Company’s board of directors (the “Board”)
considers numerous objective and subjective factors to determine the fair value of the Company’s common stock including: contemporaneous third-party valuations of the Company’s common stock, price paid by investors for the Company’s common and redeemable convertible preferred stock, actual and forecasted operating and financial performance, market conditions, performance of comparable publicly traded companies, developments and milestones within the Company, the rights, preferences, and privileges of the Company’s common and redeemable convertible preferred stock, and the likelihood and timing of achieving a liquidity event, among other factors.
•Expected volatility – Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. Since the Company has no trading history of its common stock, it estimates the expected volatility of its underlying common stock as of the grant date of its stock options by taking the weighted-average historical volatility of a group of comparable publicly traded companies over a period equal to the expected life of the options.
•Expected term – Expected term represents the period over which the Company anticipates stock-based awards to be outstanding. The Company estimates the expected term based on the options’ vesting term and contractual terms, such that the expected life is equal to the average of the stock-based award’s weighted-average vesting period and its contractual term.
•Risk-free interest rate – The risk-free interest rate used is based on the implied yield in effect at the time of grant of U.S. Treasury securities with maturities similar to the expected term of the stock options.
•Expected dividend yield – The expected dividend yield is zero, as the Company has never declared or paid any dividends and has no current plans to do so.
Restricted Stock Units
The Company measures and recognizes stock-based compensation expense for RSUs based on the estimated fair value of the underlying common stock on the date of grant. The Company’s RSUs vest upon the satisfaction of both service and performance conditions. The service condition for these awards is generally satisfied over a four-year vesting period. The performance condition is satisfied upon the occurrence of either (i) a qualifying change in control of the Company or (ii) a listing of the Company’s equity securities on an established securities market (including through a traditional public offering, direct listing, or business combination with a special purpose acquisition company), in each case, on or before the seventh anniversary of the grant date, as further defined in such RSU agreements. If the performance condition is not satisfied within seven years of the grant date, all unvested RSUs are forfeited. Compensation cost related to these RSUs must be recognized over the

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
requisite service period using the accelerated attribution method, if it is probable that the performance-based vesting condition will be satisfied. The performance-based vesting condition will be deemed probable of being satisfied upon either the consummation of an acquisition or change in control or the Company’s initial public offering. As of December 31, 2025 and June 30, 2026 (unaudited), no stock-based compensation expense had been recognized for the RSUs because management determined that it is not probable that the performance condition will be achieved.
Redeemable Convertible Preferred Stock
The Company records shares of redeemable convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs. The redeemable convertible preferred stock is recorded outside of permanent equity because it is not mandatorily redeemable and redemption is contingent upon the occurrence of certain deemed liquidation events that are not solely within the Company’s control. The Company has not adjusted the carrying values of the redeemable convertible preferred stock to the liquidation preferences of such shares because it is not probable that a deemed liquidation event would occur that would obligate the Company to pay the liquidation preferences to holders of shares of redeemable convertible preferred stock. Subsequent adjustments of the carrying values to the liquidation preferences will be made only when it becomes probable that such a deemed liquidation event will occur.
Foreign Currency
The functional currencies of the Company’s foreign subsidiaries are the local currency or the U.S. dollar depending on the nature of the subsidiaries’ activities. Monetary assets and liabilities, and transactions denominated in currencies other than the functional currency are remeasured to the functional currency at the exchange rate in effect at the end of the period and are recorded in the current period consolidated statements of operations. Gains and losses resulting from remeasurement are recorded in foreign exchange gains (losses), net within other income (expense), net in the consolidated statements of operations. Subsidiary assets and liabilities with non-U.S. dollar functional currencies are translated at the month-end rate, retained earnings and other equity items are translated at historical rates, and revenue and expenses are translated at average exchange rates during the year. Cumulative translation adjustments are recorded within accumulated other comprehensive income, a separate component of total stockholders’ deficit in the Company’s consolidated balance sheets.
Loss Contingencies
The Company is periodically involved in various legal claims, proceedings and other regulatory and administrative proceedings that may arise in the ordinary course of business. Certain of these matters may include speculative claims for substantial or indeterminate amounts of damages. The Company routinely reviews the status of each significant matter and assesses its potential financial exposure. The Company records a liability when it believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be reasonably estimated, the Company discloses the possible loss in the consolidated financial statements.
Because of inherent uncertainties related to these legal matters, significant judgment is required to determine both the probability and the estimated amount of loss. These estimates have been based on the Company’s assessment of the facts and circumstances at each balance sheet date and are subject to change based on new information and future events. As additional information becomes available, the Company reassesses its potential liability and may revise its estimates. If one or more matters were resolved against the Company for amounts in excess of management’s expectations, the Company’s results of operations and financial condition, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.
Share Repurchase
Share repurchases are recorded on the trade date. When shares are immediately retired, the value of repurchased shares is deducted from stockholders’ deficit through common stock with the excess over par value recorded to accumulated deficit.

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
Income Taxes
The Company uses the asset and liability method to account for income taxes. Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-
than-not expected to be realized based on the weighting of positive and negative evidence. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character
(for example, ordinary income or capital gain) within the carryback or carryforward periods available under the applicable tax law. The Company regularly reviews the deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. The Company’s judgment regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute the business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, the
Company’s income tax provision would increase or decrease in the period in which the assessment is changed.
The Company treats Net CFC Tested Income (formerly referred to as Global Intangible Low-Taxed Income or
“GILTI”) as a period cost.
The Company accounts for uncertain tax positions in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. The Company recognizes the tax effects of an uncertain tax position only if such position is more likely than not to be sustained based solely on its technical merits as of the reporting date and only in an amount more likely than not to be sustained upon review by the tax authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes in the consolidated statements of operations.
Net Loss per Share
Basic and diluted net loss per share attributable to common stockholders is computed in conformity with the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.
The Company considers all series of its redeemable convertible preferred stock to be participating securities as the holders of such stock have the right to participate on a pari passu basis in any distributions to common stockholders.
The holders of the redeemable convertible preferred stock would be entitled to dividends in preference to common stockholders, at specified rates, if declared. Any remaining dividend amounts would then be distributed to the holders of common stock, restricted common stock, and the holders of the redeemable convertible preferred stock on a pro-rata basis assuming conversion of all redeemable convertible preferred stock into common stock. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the
Company’s participating securities.
Basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. The diluted net loss per share is computed by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method if the effect is dilutive.
For periods in which the Company reports net losses, diluted net loss per share is the same as basic net loss per share, because all potentially dilutive securities are anti-dilutive.
Recently Adopted Accounting Pronouncements
In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update
(“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
2023-07”), which requires disclosure of incremental segment information on an annual and interim basis, primarily through enhanced disclosures of segment expenses. This guidance is effective for the annual periods beginning after December 15, 2023, and for interim periods beginning after December 15, 2024 with early adoption permitted. The Company adopted ASU 2023-07, effective on January 1, 2024, applying the guidance on a retrospective basis. Refer to Note 14 for further information.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax
Disclosures (“ASU 2023-09”). ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The updates in this ASU are effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company adopted ASU 2023-09, effective on January 1, 2025, applying guidance on a prospective basis. Refer to Note 11 for further information.
In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement
of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 provides all entities with a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. All entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments in this ASU will be effective for annual reporting periods beginning after
December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company early adopted ASU 2025-05, effective January 1, 2025, electing the practical expedient and applying the guidance prospectively. This ASU did not have a significant impact to the Company’s consolidated financial statements.
In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software
(Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”).
ASU 2025-06 modernizes the guidance for costs incurred in connection with internal-use software by removing references to prescriptive development stages. Under ASU 2025-06, an entity may begin capitalizing internal-
use software costs when (a) management, with the relevant authority, implicitly or explicitly authorizes and commits to funding a computer software project and (b) it is probable that the project will be completed and the software will be used to perform the function intended (the “probable-to-complete recognition threshold”). ASU
2025-06 is effective for annual reporting periods beginning after December 15, 2027, and interim periods within those annual reporting periods; early adoption is permitted. The ASU may be adopted prospectively, retrospectively, or via a modified prospective transition. The Company early adopted ASU 2025-06, effective
January 1, 2025, applying the guidance on a prospective basis. This ASU did not have a significant impact to the
Company’s consolidated financial statements.
Recently Issued Accounting Pronouncements Not Yet Adopted
In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (Subtopic
220-40) (“ASU 2024-03”), and in January 2025, the FASB issued ASU 2025-01, Income Statement-Reporting
Comprehensive Income-Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date
(“ASU 2025-01”). ASU 2024-03 requires enhanced disclosure in the notes to the financial statements regarding the disaggregation of certain costs and expenses. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. Upon adoption, the guidance can be applied either prospectively or retrospectively. The Company is currently evaluating the impact of the new standard on the Company’s consolidated financial statements.
There are other new accounting pronouncements issued by the FASB that the Company has adopted or will adopt, as applicable, and the Company does not believe any of these accounting pronouncements have had, or will have, a material impact on its consolidated financial statements or disclosures.

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
2. Revenue
The following table presents revenue by geographical region, determined by the billing address of the customer
(in millions):

	Year Ended December 31,			Six Months Ended June 30,
	2023	2024	2025	2025	2026
				(unaudited)
United States	$34	$263	$3,362	$820	$11,763
International	7	123	1,223	343	4,523
Total	$41	$386	$4,585	$1,163	$16,286
The following table presents consumption-based and subscription-based revenue (in millions):

	Year Ended December 31,			Six Months Ended June 30,
	2023	2024	2025	2025	2026
				(unaudited)
Consumption-based	$39	$288	$3,796	$983	$13,064
Subscription-based	2	98	789	180	3,222
Total	$41	$386	$4,585	$1,163	$16,286
Deferred Revenue
Significant changes in the deferred revenue balance are as follows (in millions):

Total
Balances as of December 31, 2023	$7
Revenue recognized from deferred revenue at the beginning of the period	(7)
Amounts billed or received in advance and not recognized as revenue and other	28
Balances as of December 31, 2024	28
Revenue recognized from deferred revenue at the beginning of the period	(28)
Amounts billed or received in advance and not recognized as revenue and other	269
Balances as of December 31, 2025	269
Revenue recognized from deferred revenue at the beginning of the period (unaudited)	(196)
Amounts billed or received in advance and not recognized as revenue and other (unaudited)	1,577
Balance as of June 30, 2026 (unaudited)	$1,650
Remaining Performance Obligations
Remaining performance obligations represent deferred revenue and amounts that will be recognized as revenue in future periods for arrangements with non-cancelable commitments. As of June 30, 2026 (unaudited), remaining performance obligations amounted to $10.8 billion. The Company expects to recognize approximately 75% (unaudited) of this amount as revenue over the next 12 months and the remainder thereafter. The amount and timing of revenue recognition is driven by customer usage and the Company’s performance in accordance with contractual terms.

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
3. Investments
Cash Equivalents and Short-Term Investments
The amortized cost, gross unrealized gains and losses, and fair value of the Company’s cash equivalents and short-term investments by major security type as of December 31, 2024 and 2025 and June 30, 2026
(unaudited) consisted of the following (in millions):

	As of December 31, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash equivalents:
Money market funds	$3,029	$—	$—	$3,029
Total cash equivalents	$3,029	$—	$—	$3,029

	As of December 31, 2025
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash equivalents:
Money market funds	$16,455	$—	$—	$16,455
Corporate debt securities	4	—	—	4
Total cash equivalents	$16,459	$—	$—	$16,459
Short-term investments:
Commercial paper	$123	$—	$—	$123
U.S. treasury and agency securities	2,111	3	—	2,114
Corporate debt securities	651	1	—	652
Total short-term investments	$2,885	$4	$—	$2,889

	As of June 30, 2026
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(unaudited)
Cash equivalents:
Money market funds	$108,603	$—	$—	$108,603
Commercial paper	18	—	—	18
U.S. treasury and agency securities	264	—	—	264
Corporate debt securities	4	—	—	4
Municipal securities	8	—	—	8
Total cash equivalents	$108,897	$—	$—	$108,897
Short-term investments:
Commercial paper	$1,592	$—	$(3)	$1,589
U.S. treasury and agency securities	14,818	—	(33)	14,785
Corporate debt securities	2,896	—	(8)	2,888
Total short-term investments	$19,306	$—	$(44)	$19,262
Amortized cost and fair value balances exclude accrued interest receivable of $16 million and $123 million as of
December 31, 2025 and June 30, 2026 (unaudited), respectively, which was included in prepaid expenses and other current assets on the consolidated balance sheets. The Company did not have an accrued interest

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
receivable as of December 31, 2024. The Company does not measure an allowance for credit losses on accrued interest receivable, as any uncollectible accrued interest is written off in a timely manner.
The contractual maturities of cash equivalents and short-term investments are as follows (in millions):

	As of December 31, 2025		As of June 30, 2026
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(unaudited)
Due within one year	$18,632	$18,634	$120,668	$120,654
Due after one year through five years	712	714	7,535	7,505
Total	$19,344	$19,348	$128,203	$128,159
Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
As of December 31, 2025 and June 30, 2026 (unaudited), the Company did not recognize any allowance for credit losses or impairment charges on its investments.
The following table summarizes the fair value and gross unrealized losses of short-term investments that are in an unrealized loss position aggregated by major security type (in millions):

	As of June 30, 2026
	Fair Value	Unrealized Loss(1)
	(unaudited)
Commercial paper	$1,444	$(3)
U.S. treasury and agency securities	14,237	(33)
Corporate debt securities	2,478	(8)
Total	$18,159	$(44)
______________
(1)All of the Company’s short-term investments have been in a continuous unrealized loss position for less than 12 months.
The Company does not intend to sell, nor is it more-likely-than-not that the Company will be required to sell, short-term investments with unrealized losses prior to the recovery of its amortized cost bases, which may be at maturity.
As of December 31, 2025, the Company did not have short-term investments in an unrealized loss position.
For the year ended December 31, 2025 and the six months ended June 30, 2025 and 2026 (unaudited), there were no material realized gains or losses from cash equivalents and short-term investments that were reclassified out of accumulated other comprehensive income (loss).
Equity Method Investments
The Company holds investments accounted for under the equity method of accounting where the Company can exercise significant influence, but not control, over an investee. Equity method investments are included within other assets, noncurrent, on the Company’s consolidated balance sheets, and the Company’s share of the income or losses of the equity method investees are recognized in other income (expense), net, in the
Company’s consolidated statements of operations. As of June 30, 2026 (unaudited), the Company’s carrying value of such investments was not material. The Company has made funding commitments of up to $325 million, of which $265 million remained unfunded.

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
4. Fair Value Measurements
The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis based on the fair value hierarchy as follows (in millions):

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$3,029	$—	$—	$3,029
Total fair value assets	$3,029	$—	$—	$3,029
Liabilities:
Convertible notes(1)	$—	$—	$14,116	$14,116
Other noncurrent liabilities:
Derivative liability	—	—	150	150
Total fair value liabilities	$—	$—	$14,266	$14,266

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$16,455	$—	$—	$16,455
Corporate debt securities	—	4	—	4
Short-term investments:
Commercial paper	—	123	—	123
U.S. treasury and agency securities	—	2,114	—	2,114
Corporate debt securities	—	652	—	652
Other assets:
Warrant rights	—	—	345	345
Total fair value assets	$16,455	$2,893	$345	$19,693
Liabilities:
Accounts payable, accrued expenses, and other current liabilities:
Donation matching program liability(2)	$—	$—	$541	$541
Convertible notes(1)	—	—	41,677	41,677
Other noncurrent liabilities:
Holdback liability(3)	—	—	28	28
Total fair value liabilities	$—	$—	$42,246	$42,246

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)

	As of June 30, 2026
	Level 1	Level 2	Level 3	Total
	(unaudited)
Assets:
Cash equivalents:
Money market funds	$108,603	$—	$—	$108,603
Commercial paper	—	18	—	18
U.S. treasury and agency securities	—	264	—	264
Corporate debt securities	—	4	—	4
Municipal securities	—	8	—	8
Short-term investments:
Commercial paper	—	1,589	—	1,589
U.S. treasury and agency securities	—	14,785	—	14,785
Corporate debt securities	—	2,888	—	2,888
Other assets:
Warrant rights	—	—	1,069	1,069
Note purchase agreements	—	—	2,405	2,405
Total fair value assets	$108,603	$19,556	$3,474	$131,633
Liabilities:
Accounts payable, accrued expenses, and other current liabilities:
Holdback liability(3)	$—	$—	$58	$58
Convertible notes(1)	—	—	108,566	108,566
Total fair value liabilities	$—	$—	$108,624	$108,624
______________
(1)Recorded at fair value with changes in fair value recorded in earnings due to the election of the fair value option of accounting for financial instruments. Refer to Note 9 for further information.
(2)Refer to Note 10 for further information.
(3)Refer to Note 15 for further information.
During the years ended December 31, 2024 and 2025 and the six months ended June 30, 2025 and 2026
(unaudited), the Company had no transfers between levels of the fair value hierarchy of its assets measured at fair value.
The Company measures cash equivalents and short-term investments at fair value. Level 1 instrument valuations are based on quoted market prices of the identical underlying security. Level 2 instrument valuations are obtained from readily available pricing sources for comparable instruments, identical instruments in less active markets, or models using market observable inputs.
During the year ended December 31, 2025, the Company entered into a contract to receive warrant rights to acquire common shares of a privately held company as consideration under an agreement entered into but not yet commenced. The warrant rights are freestanding financial instruments that meet the definition of a derivative as they contain a net settlement feature. The warrants have not been designated as hedging instruments and will be granted and recognized as lease incentives upon commencement of the related arrangements and recognized as a reduction of the related ROU assets. The Company estimated the fair value of the warrant rights using a probability-weighted expected return method. In applying this method, the Company utilized level 3 valuation inputs based on information available, including terms and features of the warrant rights and other outstanding classes of the issuer’s equity securities, observable transactions in the issuer’s securities such as its most recent financing round, estimates of equity volatility, and expected time to a liquidity event. The initial fair value of the warrant rights was recognized as a derivative asset classified within other assets on the consolidated balance sheets, with a corresponding deferred liability classified within other noncurrent liabilities.

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
In March 2026, the Company entered into a note purchase agreement (the “Google 2026 NPA”) with Google
LLC (“Google”), which included a commitment to sell 38.6 million shares of the Company’s Series G-2 redeemable convertible preferred stock at $259.1364 per share. In April 2026, the Company entered into a note purchase agreement (the “Amazon 2026 NPA”) with Amazon Web Services, Inc. (“Amazon”), which included a commitment to sell 19.3 million shares of the Company’s Series G-2 redeemable convertible preferred stock at
$259.1364 per share. Refer to Note 9 for further information. These agreements are marked-to-market each period. Changes in fair value are recognized in other income (expense), net on the consolidated statements of operations. Assets under these note purchase agreements are recorded at fair value within other assets, noncurrent on the consolidated balance sheet.
The estimated fair value of the note purchase agreements was determined by using a probability-weighted expected return method. The fair value of the Series G-2 redeemable convertible preferred stock was determined by using a hybrid approach comprising a contingent claims analysis (“CCA”) and a common stock equivalent (“CSE”) method. Assumptions included assumptions on future liquidity and financing events, the terms and features of the agreement, weights applied to each scenario, discount rates, applicable risk free rates, the fair value of the Series G-2 redeemable convertible preferred stock, and a discount for lack of marketability.
Level 3 liabilities consist of the SAFE liabilities (Note 9), convertible notes (Note 9), derivative liabilities (Note
9), donation matching program liability (Note 10), and a holdback liability for a portion of shares issuable in the acquisition of Codeblog Corp. (“Bun”) (Note 15). There is no current market for these liabilities such that determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate. The Company recorded a $3 million change in fair value of the holdback liability during the year ended December 31, 2025 in other income (expense), net in the consolidated statements of operations.
The SAFE liabilities are recorded at fair value, which is determined based on a third-party valuation utilizing a scenario-based analysis and a CCA, that considers specific scenarios that factor in timing, probability, and financing size. This model takes into account the contract terms as well as multiple inputs, such as the
Company’s redeemable convertible preferred stock price, risk free interest rates, and expected volatility, some of which the Company could not corroborate with observable market data. The assumptions used in valuing the
SAFE liability upon conversion on December 31, 2023 and on January 30, 2024, include volatility, risk free interest rate, and term to liquidity. Changes in the fair value measurement of the SAFE liabilities relate to the conversion scenarios and are recorded as change in fair value of convertible notes, derivative liabilities, and
SAFEs in the consolidated statements of operations. All SAFEs have been converted as of December 31, 2024.
The estimated fair value of the convertible notes is determined by using a hybrid approach comprising a CCA and a CSE method. The analysis estimates the fair value of the convertible notes based on the probability-
weighted expected future investment returns, considering possible outcomes available to the note holder, including conversions to redeemable convertible preferred stock, Class N common stock, and maturity.
Assumptions include weight applied to the CCA and CSE methods, assumed volatility, time to a liquidity event, need for and terms of financings or expected financings, and the risk free interest rate. Changes in fair value of the convertible notes are recorded as change in fair value of convertible notes, derivative liabilities, and SAFEs in the consolidated statements of operations.

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
The following table presents a summary of the changes in the fair value of the Company’s Level 3 financial instruments (in millions):

	Warrant Rights	Note Purchase Agreements	Donation Matching Program Liability	Holdback Liability	SAFEs	Convertible Notes Payable	Derivative Liability
Balance as of December 31, 2023	$—	$—	$—	$—	$128	$1,678	$1,110
Additions	—	—	—	—	—	5,900	150
Conversion	—	—	—	—	(134)	—	—
Change in fair value and settlement of derivative liability	—	—	—	—	6	6,538	(1,110)
Balance as of December 31, 2024	—	—	—	—	—	14,116	150
Additions	345	—	541	25	—	3,450	—
Conversion	—	—	—	—	—	(10,347)	—
Change in fair value and settlement of derivative liability	—	—	—	3	—	34,458	(150)
Balance as of December 31, 2025	345	—	541	28	—	41,677	—
Additions (unaudited)	—	2,348	—	—	—	—	—
Conversion (unaudited)	—	—	—	—	—	(5,499)	—
Change in fair value (unaudited)	724	(11,753)	126	30	—	72,388	—
Settlement (unaudited)	—	11,810	(667)	—	—	—	—
Balances as of June 30, 2026 (unaudited)	$1,069	$2,405	$—	$58	$—	$108,566	$—
Fair value measurements categorized within Level 3 are sensitive to changes in the assumptions or methodology used to determine fair value and such changes could result in a significant increase or decrease in the fair value.
5. Goodwill and Intangible Assets
Goodwill
The following table presents goodwill activity (in millions):

Total
Balance, as of December 31, 2024	$—
Acquisition	154
Balance, as of December 31, 2025	154
Acquisitions and other (unaudited)	422
Balance, as of June 30, 2026 (unaudited)	$576

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
Intangible Assets
Intangible assets consisted of the following (in millions, except years):

	As of December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Useful Life (in years)
Technology-related	$3	$—	$3	4.5
Contract-related	5	(3)	2	0.5
Total	$8	$(3)	$5

	As of December 31, 2025
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Useful Life (in years)
Technology-related	$7	$(1)	$6	4.7
Contract-related	24	(10)	14	0.6
Total	$31	$(11)	$20

	As of June 30, 2026
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Useful Life (in years)
	(unaudited)
Technology-related	$102	$(13)	$89	1.8
Contract-related	36	(16)	20	0.6
Total	$138	$(29)	$109
The Company recognized amortization expense related to intangible assets of $0 million, $3 million, and $13 million for the years ended December 31, 2023, 2024, and 2025 and $4 million and $27 million for the six months ended June 30, 2025 and 2026 (unaudited), respectively.
The estimated aggregate future amortization expense for intangible assets subject to amortization as of
December 31, 2025, is summarized below (in millions):

Fiscal Year	Estimated Future Amortization Expense
2026	$15
2027	2
2028	1
2029	1
2030	1
Total	$20

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
6. Property and Equipment, Net
Property and equipment, net consisted of the following (in millions):

	As of December 31,		As of June 30,
	2024	2025	2026
			(unaudited)
Leasehold improvements	$16	$51	$58
Servers, networking, and infrastructure equipment	—	34	618
Construction in progress	4	63	536
Other assets	3	10	22
Total property and equipment, gross	23	158	1,234
Less: Accumulated depreciation	(4)	(12)	(47)
Total property and equipment, net	$19	$146	$1,187
Depreciation expense was $1 million, $3 million, and $10 million for the years ended December 31, 2023, 2024, and 2025, and $4 million and $35 million for the six months ended June 30, 2025 and 2026 (unaudited), respectively.
7. Leases
The Company has operating and finance leases for corporate offices and infrastructure equipment with various expiration dates. The leases have non-cancelable remaining terms of less than one year to 20 years, some of which include options to extend for up to 14 years.
The components of the Company’s lease expense were as follows (in millions):

	Year Ended December 31,			Six Months Ended June 30,
	2023	2024	2025	2025	2026
				(unaudited)
Operating lease cost	$3	$17	$22	$8	$56
Finance lease cost:
Amortization of lease assets	—	—	—	—	13
Interest on lease liabilities	—	—	—	—	5
Finance lease cost	—	—	—	—	18
Short-term lease cost	—	—	—	—	7
Variable lease cost	—	—	—	—	8
Total lease cost	$3	$17	$22	$8	$89
Weighted-average remaining lease term and discount rate for the Company’s leases were as follows:

	As of December 31,		As of June 30,
	2024	2025	2026
			(unaudited)
Weighted-average remaining lease term - operating leases	3.3 years	7.7 years	10.8 years
Weighted-average remaining lease term - finance leases	*	*	4.9 years
Weighted-average discount rate - operating leases	10.4%	8.1%	7.5%
Weighted-average discount rate - finance leases	*	*	7.1%
______________
*The Company did not have finance leases as of December 31, 2024 and 2025.

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
Supplemental balance sheet information for finance leases(1) were as follows (in millions):

June 30, 2026
(unaudited)
Property and equipment, at cost	$445
Accumulated depreciation	(13)
Property and equipment, net	$432

Accounts payable, accrued expenses, and other current liabilities	$86
Other noncurrent liabilities	357
Total finance lease liabilities	$443
______________
(1)The Company did not have finance leases as of December 31, 2025.
Maturities of lease liabilities are as follows (in millions):

	December 31, 2025	June 30, 2026
	Operating Leases	Operating Leases	Finance Leases(1)
		(unaudited)
2026	$45	$52	$62
2027	35	109	106
2028	22	194	106
2029	4	162	106
2030	4	173	106
Thereafter	39	911	37
Total undiscounted lease payments	149	1,601	523
Less: imputed interest	(32)	(522)	(80)
Present value of lease liabilities	$117	$1,079	$443
______________
(1)The Company did not have finance leases as of December 31, 2025.
Leases Not Yet Commenced
As of December 31, 2025 and June 30, 2026 (unaudited), the Company had entered into lease agreements primarily related to compute and infrastructure capacity that had not yet commenced, with total estimated future undiscounted lease obligations of approximately $50.2 billion and $266.2 billion, respectively. These lease obligations will commence between 2026 and 2028, with lease terms ranging from less than one year to
20 years. The Company may elect to satisfy a portion of its obligations by issuing convertible promissory notes.
Refer to Note 9 for further information.
Leases Held Through a Consolidated Variable Interest Entity
The Company consolidates certain VIEs formed to finance and deploy compute and infrastructure capacity. As of June 30, 2026 (unaudited), assets that are not, except as may be expressly provided in any contract or instrument entered into by these VIEs, generally available to satisfy the obligations of any person other than these VIEs were $296 million, primarily included in operating lease right-of-use assets.
The Company guarantees certain VIE obligations; as a result, certain VIEs’ creditors have recourse to the general credit of the Company. As of June 30, 2026 (unaudited), liabilities related to these VIEs were $328 million, which primarily included $310 million of lease liabilities, of which $257 million were included in operating lease liabilities, noncurrent. The Company may satisfy certain VIE rent obligations through the issuance of convertible promissory notes in lieu of cash. These VIEs guarantee the Company’s obligations under

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
the convertible promissory note and granted the lessor a security interest in the leased assets to secure them, up to the amount of notes outstanding to the lessor. As of June 30, 2026 (unaudited), no convertible promissory notes had been issued. Refer to Note 9 for further information. As of December 31, 2025, the assets and liabilities of these consolidated VIEs were not material.
8. Supplemental Financial Information
Cash, Cash Equivalents, and Restricted Cash
The following table reconciles cash, cash equivalents, and restricted cash reported on the Company’s consolidated balance sheets to the total amount presented in the consolidated statements of cash flows (in millions):

	As of December 31,		As of June 30,
	2024	2025	2026
			(unaudited)
Cash and cash equivalents	$3,141	$17,388	$112,389
Restricted cash(1)	13	13	2,529
Cash, cash equivalents and restricted cash at end of period	$3,154	$17,401	$114,918
______________
(1)The Company may be required to restrict up to an additional $10.0 billion for future amounts due, under certain arrangements.
As of June 30, 2026, no such requirements were in effect.
Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following (in millions):

	As of December 31,		As of June 30,
	2024	2025	2026
			(unaudited)
Prepaid expenses	$2,073	$2,537	$258
Other	3	23	238
Total	$2,076	$2,560	$496
Other Assets, Noncurrent
Other assets, noncurrent consisted of the following (in millions):

	As of December 31,		As of June 30,
	2024	2025	2026
			(unaudited)
Prepaid expenses	$2,364	$104	$222
Other	9	372	3,707
Total	$2,373	$476	$3,929

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
Accounts Payable, Accrued Expenses, and Other Current Liabilities
Accounts payable, accrued expenses, and other current liabilities consisted of the following (in millions):

	As of December 31,		As of June 30,
	2024	2025	2026
			(unaudited)
Cloud service provider payables	$302	$947	$2,810
Accrued legal expenses	2	775	1,309
Donation matching program liability	—	541	—
Other	29	248	1,303
Total	$333	$2,511	$5,422
Of the total accounts payable, accrued expenses, and other current liabilities presented above, accounts payable consisted of $313 million, $284 million, and $766 million as of December 31, 2024 and 2025 and June 30,
2026 (unaudited), respectively.
Other Income (Expense), Net
Other income (expense), net consisted of the following (in millions):

	Year Ended December 31,			Six Months Ended June 30,
	2023	2024	2025	2025	2026
				(unaudited)
Recognition and change in fair value of note purchase agreements(1)	$—	$—	$—	$—	$(9,405)
Change in fair value of holdback liability	—	—	(3)	—	(39)
Change in fair value of warrant rights	—	—	—	—	724
Other	(2)	—	(5)	—	(37)
Total	$(2)	$—	$(8)	$—	$(8,757)
______________
(1)Refer to Note 4 for further information.

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
Supplemental Cash Flow Information
The following table shows supplemental cash flow information (in millions):

	Year Ended December 31,			Six Months Ended June 30,
	2023	2024	2025	2025	2026
				(unaudited)
Supplemental disclosure of cash flow information:
Cash paid for income taxes, net of refunds	$—	$—	$8	$7	$34
Noncash investing and financing activities:
Increase in property and equipment acquired but not yet paid	$—	$1	$10	$1	$148
Conversion of convertible notes into Series E-2, Series E-3, Series E-4, Series E-5 and Series F-2 non-voting redeemable convertible preferred stock	$—	$—	$10,347	$8,168	$—
Conversion of convertible notes into Series G-3 and Series G-4 redeemable convertible preferred stock	$—	$—	$—	$—	$5,499
Conversion of note purchase agreements into Series G-2 redeemable convertible preferred stock	$—	$—	$—	$—	$11,810
Conversion of SAFE notes into Series C-1, Series D-1, and Series D-2 redeemable convertible preferred stock	$1	$134	$—	$—	$—
Issuance of Class N common stock upon settlement of donation matching program	$—	$—	$—	$—	$667
Warrant rights	$—	$—	$345	$—	$—
Equity issued in connection with business acquisition	$—	$—	$136	$—	$534
Right-of-use assets obtained in exchange for operating lease liabilities	$38	$8	$82	$1	$963
Right-of-use assets obtained in exchange for finance lease liabilities	$—	$—	$—	$—	$445

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
Supplemental Operating Expense Information
The following table presents the Company’s operating expenses grouped by function (in millions):

	Year Ended December 31,			Six Months Ended June 30,
	2023	2024	2025	2025	2026
				(unaudited)
Cost of revenue(1)	$26	$752	$2,773	$1,019	$2,380
Research and development(2)	422	2,275	6,338	1,850	9,741
Sales and marketing(3)	76	163	911	239	3,808
Bartz settlement	—	—	1,500	—	—
General and administrative(4)	68	176	1,123	190	1,050
Total operating expenses	$592	$3,366	$12,645	$3,298	$16,979
______________
(1)Substantially all of cost of revenue consists of compute and infrastructure costs associated with customer-serving workloads.
Additionally, cost of revenue includes certain personnel-related costs, and allocated overhead costs.
(2)Research and development expenses primarily consist of compute and infrastructure costs associated with model development, research, and internal usage workloads, personnel-related costs, software expenses, and allocated overhead costs.
(3)Sales and marketing expenses primarily consist of channel partner costs, marketing and advertising, personnel-related costs, compute and infrastructure costs associated with providing free access to the Company’s intelligence service, and allocated overhead costs.
(4)General and administrative expenses primarily consist of the Company’s donation matching obligation, personnel-related costs, facility costs, allocated overhead costs, legal fees, and non-income-based taxes.
9. Convertible Notes, Revolving Credit Agreement and SAFEs
Convertible Notes
The Company has entered into note purchase agreements which provide for the issuance of one or more convertible notes. To the extent that the note purchase agreements create an obligation to issue notes in the future, these obligations are accounted for as derivative liabilities on the consolidated balance sheets until the related note is issued.
Google
Google 2023 Note Purchase Agreement
In September 2023, the Company entered into a note purchase agreement (“Google 2023 NPA”) with Google
LLC (“Google”), for the issuance of convertible promissory notes in an aggregate principal amount of up to $2.0 billion, issuable in three tranches. The Company issued the first tranche of notes in an aggregate principal amount of $500 million in September 2023, the second tranche of notes in an aggregate principal amount of
$750 million in September 2024, and the third tranche of notes in an aggregate principal amount of $750 million in September 2025.
The notes issued under Google 2023 NPA bore interest at a rate of 10.0% per annum, compounded annually, and payable upon maturity, 48 months after the respective issuance date. The Company also has a commercial agreement with Google for the provision of intelligence service.
In connection with the Company’s Series E-1 redeemable convertible preferred stock financing in 2025, the first and second tranches of notes issued under Google 2023 NPA converted in full into an aggregate of 12.7 million shares of the Company’s Series E-3 non-voting redeemable convertible preferred stock at a conversion price of
$44.8692 per share and an aggregate of 15.3 million shares of Series E-4 non-voting redeemable convertible preferred stock at a conversion price of $50.4779 per share, respectively. The conversion prices reflect the contractual discounts to the Series E-1 original issuance price of $56.0865 per share. As of December 31, 2025,
$750 million aggregate principal amount remained outstanding under the third tranche of notes issued under
Google 2023 NPA.

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
In January 2026, in connection with the initial closing of the Series G-1 financing, the third tranche of notes issued under Google 2023 NPA converted in full into 3.3 million shares of Series G-4 non-voting redeemable convertible preferred stock at a conversion price of $233.2228 per share. The conversion price reflects the contractual discounts to the Series G-1 price of $259.1364 per share. As of June 30, 2026 (unaudited), no amounts remain outstanding under Google 2023 NPA.
Google 2024 Note Purchase Agreement
In August 2024, the Company entered into an additional note purchase agreement (“Google 2024 NPA”) with
Google for the issuance of a convertible promissory note in an aggregate principal amount of approximately
$1.3 billion. Such note bore interest at a rate of 8.5% per annum compounded annually, and, unless earlier converted or repaid, was payable upon maturity in August 2030.
In connection with the Series E-1 redeemable convertible preferred stock financing in 2025, the note issued under Google 2024 NPA was converted in full into an aggregate of 24.2 million shares of Series E-5 non-voting redeemable convertible preferred stock at a conversion price of $53.2822 per share, reflecting a contractual discount to the Series E-1 original issuance price of $56.0865 per share. As of December 31, 2025 and June 30,
2026 (unaudited), no amounts remain outstanding under Google 2024 NPA.
Google 2026 Note Purchase Agreement (Unaudited)
In March 2026, the Company entered into a note purchase agreement (“Google 2026 NPA”) under which, subject to certain conditions, up to $30.0 billion of convertible promissory notes or non-voting common stock through December 31, 2030 may be issued. Non-voting common stock would be issued at the 30-day trailing volume-weighted average price and, to the extent issued, the notes will bear interest at 9.0% per annum compounded annually, payable at maturity, and mature six years after issuance, unless earlier repaid or converted pursuant to the terms of the agreement.
In May 2026, Google invested $10.0 billion in the Company’s Series H redeemable convertible preferred stock financing, which reduced the amount available for issuance under the Google 2026 NPA to $20.0 billion. As of
June 30, 2026, no non-voting common stock or notes had been issued under the Google 2026 NPA.
Amazon
Amazon 2023 and 2024 Note Purchase Agreements
In September 2023, the Company entered into a note purchase agreement (“Amazon 2023 NPA”) with Amazon for the issuance of convertible promissory notes in an aggregate principal amount of up to $4.0 billion issuable in two tranches. The Company issued the first tranche of notes in an aggregate principal amount of $1.2 billion in September 2023, and the second tranche of notes in an aggregate principal amount of $3.4 billion in March
2024, reflecting an issuance premium to the $2.8 billion in proceeds received for the second tranche of notes.
In November 2024, the Company entered into an additional note purchase agreement (“Amazon 2024 NPA”)
with Amazon for the issuance of convertible promissory notes in an aggregate principal amount of up to $4.0 billion, issuable in three tranches. The Company issued the first tranche of notes in an aggregate principal amount of $1.3 billion in November 2024, the second tranche of notes in an aggregate principal amount of $1.3 billion in May 2025, and the third tranche of notes in an aggregate principal amount of $1.4 billion in
November 2025.
The notes issued under Amazon 2023 NPA bear interest at a rate of 8.0% per annum compounded annually and payable upon maturity, and mature 10 years after the respective issuance date, unless earlier repaid or converted. The first tranche of notes issued under Amazon 2024 NPA bear interest at a rate of 8.5% per annum, compounded annually and payable at maturity, and matures in November 2034, unless earlier repaid or converted. The second and third tranche of notes issued under Amazon 2024 NPA are each non-interest bearing and mature in May 2035 and November 2035, respectively, unless earlier repaid or converted.
The notes issued under Amazon 2023 NPA and Amazon 2024 NPA are convertible into non-voting redeemable convertible preferred stock at a conversion price equal to the lesser of (i) $20.9280 per share (in the case of notes issued under Amazon 2023 NPA), or $50.4779 per share (in the case of notes issued under Amazon 2024

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
NPA), and (ii) the price per share in the Company’s most recent (1) preferred stock equity financing (in the case of the notes issued under Amazon 2023 NPA) or (2) qualified equity financing (in the case of the notes issued under Amazon 2024 NPA), subject, in each case, to Amazon’s ownership cap, as described below.
In connection with certain liquidation transactions, Amazon may, in lieu of converting such notes at the applicable conversion price, elect to receive cash in an amount equal to the outstanding principal amount and accrued but unpaid interest thereon. Pursuant to the terms of Amazon 2024 NPA, the Company may be required to make additional cash payments to Amazon calculated as set forth in Amazon 2024 NPA in connection with certain liquidation transactions. In addition, in connection with an initial public offering, direct listing, or special purpose acquisition company transaction, any outstanding principal amount and accrued but unpaid interest thereon under the applicable Amazon NPA will automatically convert into shares of the
Company’s Class N common stock at a conversion price equal to the lower of (i) $2.0928 per share, in the case of Amazon 2023 NPA, or $5.0478 per share, in the case of Amazon 2024 NPA, and (ii) the price per share of the common stock offered to the public in such transaction. Any portion of Amazon’s notes that cannot convert due to Amazon’s ownership cap will automatically convert, subject to Amazon’s ownership cap, into shares of Class
N common stock at the close of each fiscal quarter following an initial public offering at a conversion price equal to the lowest of (i) the applicable conversion price set forth above, (ii) the price per share of the common stock offered to the public in connection with such initial public offering, and (iii) the then-current market price of the Company’s common stock based on a 10-day volume-weighted trailing average trading price. The notes issued under an Amazon NPA may also be settled in cash at maturity or, at Amazon’s election, by set-off against amounts Amazon owes the Company under certain commercial agreements with Amazon.
Any conversion of the notes issued under an Amazon NPA is subject to Amazon’s aggregate ownership cap, which is waivable at Amazon’s option. If any portion of the notes issued under an Amazon NPA cannot be converted without exceeding the ownership cap, the portion that could not be so converted will be re-issued as a non-interest bearing convertible rollover note, with a maturity date that is 10 years from the issuance date of such rollover note. Upon the occurrence of certain events of default as specified in the applicable Amazon NPA, the Company may be required, depending on the nature of the event of default, to repay in cash the then-
outstanding principal amount that has not been converted either (i) in full upon demand of the holder or (ii) in equal installments over a four-year period.
In connection with the Series E-1 redeemable convertible preferred stock financing in 2025, the first and second tranches of notes issued under Amazon 2023 NPA were converted into an aggregate of 95.3 million shares of
Series E-2 non-voting redeemable convertible preferred stock at a conversion price of $20.9280 per share. A portion of the notes issued under Amazon 2023 NPA did not convert pursuant to Amazon’s ownership cap, and were re-issued as a non-interest bearing rollover note with an aggregate principal amount of $3.1 billion, maturing in March 2034. The rollover note has substantially identical conversion and repayment terms as set forth above, in each case, subject to Amazon’s ownership cap. In connection with the Series E-1 redeemable convertible preferred stock financing, the conversion provisions of the notes issued under Amazon 2024 NPA were triggered. However, due to Amazon’s ownership cap, none of the notes issued under Amazon 2024 NPA converted. As a result, the first tranche was re-issued as a non-interest bearing rollover note with an aggregate principal amount of $1.3 billion maturing in January 2035 and the second and third tranches remained outstanding. Such rollover note has substantially identical conversion and repayment terms as set forth above, in each case, and converts subject to Amazon’s ownership cap.
Subsequently, in connection with the Company’s Series F-1 redeemable convertible preferred stock financing in
2025, a portion of the rollover note issued under Amazon 2023 NPA converted into an aggregate of 20.7 million shares of Series F-2 non-voting redeemable convertible preferred stock at a conversion price of $20.9280 per share. The remaining balance of such rollover note was re-issued as a non-interest bearing amended and restated rollover note with a principal amount of approximately $2.6 billion, maturing in March 2034. The notes issued under Amazon 2024 NPA did not convert in connection with the Series F-1 redeemable convertible preferred stock financing due to Amazon’s ownership cap.
As of December 31, 2025, $2.6 billion aggregate principal amount of the amended and restated rollover note issued under Amazon 2023 NPA remains outstanding and all three tranches of notes issued under Amazon
2024 NPA, with the first tranche re-issued as a non-interest bearing rollover note, remain outstanding with an aggregate principal balance of $4.0 billion.

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
In January and February 2026, in connection with the Company’s Series G-1 financing, a portion of the second amended and restated non-interest bearing rollover note issued under Amazon 2023 NPA was converted into an aggregate of 20.6 million shares of the Company’s Series G-3 non-voting redeemable convertible preferred stock at a price of $20.9280 per share. The remaining balance of such non-interest bearing rollover note was re-issued as a non-interest bearing amended and restated rollover note with a principal amount of approximately $2.2 billion, maturing in March 2034. The notes issued under Amazon 2024 NPA did not convert in connection with the Series G-1 redeemable convertible preferred stock financing due to Amazon’s ownership cap.
As of June 30, 2026 (unaudited), the amended and restated rollover note issued under Amazon 2023 NPA remained outstanding with an aggregate principal amount of approximately $2.2 billion, and all notes issued under Amazon 2024 NPA remained outstanding with an aggregate principal balance of $4.0 billion.
Amazon 2026 Note Purchase Agreement (Unaudited)
In April 2026, the Company entered into a note purchase agreement (“Amazon 2026 NPA”) under which the
Company may issue, subject to certain conditions, up to $20.0 billion of non-voting common stock or convertible promissory notes. Non-voting common stock would be issued at the 30-day trailing volume-
weighted average price and, to the extent issued, the notes will bear interest at 8.0% per annum compounded annually and payable at maturity, and mature ten years after issuance, unless earlier repaid or converted pursuant to the terms of the agreement.
In May 2026, Amazon invested $5.0 billion in the Company’s Series H redeemable convertible preferred stock financing, which reduced the amount available for issuance under the Amazon 2026 NPA to $15.0 billion. As of
June 30, 2026, no non-voting common stock or notes had been issued under the Amazon 2026 NPA.
Other Note Purchase Agreements
2025
In August 2025, the Company entered into a note purchase agreement under which the Company may issue, subject to certain conditions, up to $10.0 billion of convertible promissory notes solely to finance rent obligations under a compute and infrastructure equipment lease agreement. Refer to Note 7 for further information. The Company’s ability to issue notes will end upon an initial public offering of its common stock.
As of December 31, 2025 and June 30, 2026 (unaudited), no amounts were outstanding under the note purchase agreement.
2026 (Unaudited)
In March 2026, the Company entered into a second note purchase agreement under which the Company may issue, subject to certain conditions, up to $42.0 billion of convertible promissory notes solely to finance rent obligations under a compute and infrastructure agreement. Refer to Note 7 for further information. The notes will bear interest at 9.0% per annum, payable in kind. The Company’s ability to issue notes will end upon the fifth anniversary of the commencement of the draw period (which has not yet commenced and which begins once the first infrastructure equipment is ready for service pursuant to the compute and infrastructure agreement), subject to earlier termination. As of June 30, 2026, no amounts were outstanding under the note purchase agreement.
Issuance costs associated with convertible notes are expensed as incurred.
SAFEs
During the year ended December 31, 2023, the Company issued SAFEs with an aggregate purchase amount of
$122 million that entitled investors to participate in future equity financings through share-settled redemption of the amount invested. Of this amount, $1 million converted into shares of Series C-1 convertible preferred stock during the year ended December 31, 2023, and $121 million converted into shares of Series D-1 and D-2 convertible preferred stock during the year ended December 31, 2024. Conversion prices were determined based on the purchase amount divided by the per-share price of the applicable series of preferred stock, multiplied by a stipulated discount rate, if applicable.

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
The Company determined that the SAFEs are not legal form debt (i.e., no creditors’ rights). The monetary settlement amount of the SAFEs is based upon a fixed or determinable amount known at inception, and the number of equity shares received upon conversion is variable. In such circumstances, equity classification is not appropriate because such contracts that are settled based upon a fixed amount do not expose the holder to risks and rewards similar to those of an equity-holder, therefore, the SAFEs would have been classified as marked-to-
market liabilities pursuant to ASC 480.
As of December 31, 2024 and 2025, as well as June 30, 2026 (unaudited), the Company had no outstanding
SAFEs.
Fair Value Option
The Company elected to account for the SAFEs and the convertible notes using the fair value option pursuant to
ASC 825 and changes in fair value related to the SAFEs and convertible notes are recorded in change in fair value of convertible notes, derivative liabilities, and SAFEs in the Company’s consolidated statements of operations (Note 4). The Company elected to account for the convertible notes using the fair value option pursuant to ASC 825 to eliminate the accounting complexity that would otherwise result from separately accounting for the liability and equity components of the convertible notes under the traditional bifurcation model.
The estimated fair value of the convertible notes, derivative liabilities, and SAFEs is determined by using a scenario-based analysis that estimated the fair value of the convertible notes, derivative liabilities, and SAFEs based on the probability-weighted present value of expected future investment returns, considering possible outcomes available to the SAFE and convertible note holder, including conversions to redeemable convertible preferred stock, Class N common stock and maturity. Issuance costs were expensed as incurred and are reflected in other income (expense), net in the consolidated statements of operations. Changes in fair value of the SAFEs and convertible notes and accrued interest are recorded as change in fair value of convertible notes, derivative liabilities, and SAFEs in the consolidated statements of operations.
There were no changes in fair value attributable to credit risk recognized as of December 31, 2023, 2024, and
2025, as well as June 30, 2026 (unaudited).
Derivative Liability
As of December 31, 2024, the Company had a derivative liability representing the subsequent note tranche rights on Amazon 2024 NPA. The Company applied the terms of the subsequent note tranche rights for a written call option and purchased put option scenarios and calculated a derivative liability. The changes in the fair value of the derivative liability were recorded as change in fair value of convertible notes, derivative liabilities, and SAFEs in the consolidated statements of operations. Upon the second closing and third closing of the Amazon 2024 NPA during 2025, the related tranche rights were exercised and thus the derivative liability was settled and derecognized in full through the issuance of the convertible notes, with no remaining tranche rights outstanding as of December 31, 2025.
Revolving Credit Agreement
On May 14, 2025, the Company entered into a credit agreement (the “Credit Agreement”), by and among the
Company, the lenders from time to time party thereto (collectively the “Lenders”), and Morgan Stanley Senior
Funding, Inc., as Administrative Agent and Collateral Agent for the Lenders. The Credit Agreement provides for a senior secured revolving credit facility in an aggregate principal amount of $2.5 billion, with a $400 million letter of credit sublimit. The obligations under the Credit Agreement mature on May 14, 2030, subject to an earlier springing maturity date that is contingent upon the outstanding amount of convertible notes issued by the Company on the date that is ninety-one days prior to the maturity of such notes. The proceeds of the credit facility may be used for working capital, general corporate purposes, and other lawful purposes. The Company may request borrowings in U.S. dollars or certain other agreed currencies, subject to the terms of the Credit
Agreement. Borrowings under the Credit Agreement bear interest at rates based on either the Alternate Base
Rate, Term SOFR or other applicable benchmarks, plus an applicable margin.

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
The Company is required to pay commitment fees on the unused portion of the credit facility and fees in connection with letters of credit. The obligations under the Credit Agreement are guaranteed by certain subsidiaries of the Company and are secured by substantially all of the assets of the Company and the subsidiary guarantors, subject to certain exceptions and exclusions set forth in the Credit Agreement. The
Credit Agreement contains customary affirmative and negative covenants, including, but not limited to, restrictions on additional indebtedness, liens, asset sales, investments, mergers, and restricted payments. The
Company is also subject to a financial covenant which requires the Company to maintain liquidity of at least
$500 million as of the last day of each fiscal quarter. The agreement also includes customary events of default, which, if triggered, could result in the acceleration of amounts due under the credit facility.
In September 2025, the Company executed an amendment to the Credit Agreement increasing the aggregate principal amount of revolving credit commitments by $250 million to $2.8 billion.
In November 2025, the Company executed a second amendment to the Credit Agreement, providing incremental revolving commitments in an aggregate principal amount of $500 million. Following the second amendment, the aggregate principal amount of revolving commitments total $3.3 billion.
In February 2026 (unaudited), the Company executed a third amendment to the Credit Agreement, increasing the letter of credit sublimit by $600 million to $1.0 billion.
As of December 31, 2025, the Company had no borrowings drawn under the revolving credit facility, and $4 million of standby letters of credit outstanding under the credit facility. The Company was in compliance with all covenants under the Credit Agreement as of December 31, 2025. The Company recognized $5 million in access fees during the year ended December 31, 2025, which are amortized as interest expense over the term of the credit facility. As of June 30, 2026 (unaudited), the Company had no borrowings drawn under the revolving credit facility and $78 million of standby letters of credit were outstanding under the credit facility. The
Company was in compliance with all covenants under the Credit Agreement as of June 30, 2026 (unaudited).
10. Redeemable Convertible Preferred Stock, Common Stock and
Stockholders’ Deficit
Redeemable Convertible Preferred Stock
Redeemable convertible preferred stock is carried at its issuance price, net of issuance costs, and comprises
Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock, Series C-1 redeemable convertible preferred stock, Series C-2 redeemable convertible preferred stock, Series D-1 redeemable convertible preferred stock, Series D-2 redeemable convertible preferred stock, Series D-3 redeemable convertible preferred stock, Series E-1 redeemable convertible preferred stock, Series E-2 redeemable convertible preferred stock, Series E-3 redeemable convertible preferred stock, Series E-4 redeemable convertible preferred stock, Series E-5 redeemable convertible preferred stock, Series F-1 redeemable convertible preferred stock, Series F-2 redeemable convertible preferred stock, Series F-3 redeemable convertible preferred stock, Series F-4 redeemable convertible preferred stock, Series G-1 redeemable convertible preferred stock, Series G-2 redeemable convertible preferred stock, Series G-3 redeemable convertible preferred stock, Series G-4 redeemable convertible preferred stock, Series H-1 redeemable convertible preferred stock, Series H-2 redeemable convertible preferred stock, Series H-3 redeemable convertible preferred stock, and Series H-4 redeemable convertible preferred stock.

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
As of December 31, 2024, the Company’s redeemable convertible preferred stock (“redeemable convertible preferred stock”) consisted of the following (in millions, except share amounts which are reflected in thousands, and per share data):

Series	Shares Authorized	Shares Issued and Outstanding	Original Issue Price per Share	Net Carrying Value	Liquidation Preference
Series A	48,574	48,574	$2.57	$125	$125
Series B	87,430	87,430	$11.23	982	982
Series C-1	26,397	26,397	$11.23	296	296
Series C-2	13,362	13,362	$11.23	150	150
Series D-1	66,690	35,013	$30.00	1,042	1,051
Series D-2	4,444	4,444	$27.00	133	120
Series D-3	114,098	4,999	$30.00	146	150
Total	360,995	220,219		$2,874	$2,874
As of December 31, 2025, the Company’s redeemable convertible preferred stock consisted of the following (in millions, except share amounts which are reflected in thousands, and per share data):

Series	Shares Authorized	Shares Issued and Outstanding	Original Issue Price per Share	Net Carrying Value	Liquidation Preference
Series A	48,574	48,574	$2.57	$125	$125
Series B	87,430	87,430	$11.23	982	982
Series C-1	26,397	26,397	$11.23	296	296
Series C-2	13,362	13,362	$11.23	150	150
Series D-1	35,013	35,013	$30.00	1,042	1,051
Series D-2	4,444	4,444	$27.00	133	120
Series D-3	4,999	4,999	$30.00	146	150
Series E-1	63,610	63,610	$56.09	3,549	3,568
Series E-2	95,282	95,282	$20.93	4,728	1,994
Series E-3	12,664	12,664	$56.09	856	710
Series E-4	15,343	15,343	$50.48	986	774
Series E-5	24,244	24,244	$53.28	1,598	1,292
Series F-1	92,220	92,220	$140.97	12,999	13,000
Series F-2	145,774	20,740	$20.93	2,179	434
Series F-3	51,839	—	$50.48	—	—
Series F-4	7,094	—	$140.97	—	—
Total	728,289	544,322		$29,769	$24,646

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
As of June 30, 2026 (unaudited), the Company’s redeemable convertible preferred stock consisted of the following (in millions, except share amounts which are reflected in thousands, and per share data):

Series	Shares Authorized	Shares Issued and Outstanding	Original Issue Price per Share	Net Carrying Value	Liquidation Preference
	(unaudited)
Series A	48,574	48,574	$2.57	$125	$125
Series B	87,430	87,430	$11.23	982	982
Series C-1	26,397	26,397	$11.23	296	296
Series C-2	13,362	13,362	$11.23	150	150
Series D-1	35,013	35,013	$30.00	1,042	1,051
Series D-2	4,444	4,444	$27.00	133	120
Series D-3	4,999	4,999	$30.00	146	150
Series E-1	63,610	63,610	$56.09	3,549	3,568
Series E-2	95,282	95,282	$20.93	4,728	1,994
Series E-3	12,664	12,664	$56.09	856	710
Series E-4	15,343	15,343	$50.48	986	774
Series E-5	24,244	24,244	$53.28	1,598	1,292
Series F-1	92,220	92,220	$140.97	12,999	13,000
Series F-2	20,740	20,740	$20.93	2,179	434
Series G-1	90,510	90,510	$259.14	23,454	23,455
Series G-2	83,929	83,929	$259.14	33,558	21,749
Series G-3	20,563	20,563	$20.93	4,571	430
Series G-4	3,322	3,322	$233.22	928	775
Series H-1	78,942	77,638	$589.01	45,728	45,729
Series H-2	34,808	33,110	$589.01	19,502	19,502
Series H-3	104,472	—	$20.93	—	—
Series H-4	79,573	—	$50.48	—	—
Total	1,040,441	853,394		$157,510	$136,286
Series G and Series H Financings (Unaudited)
In the first quarter of 2026, the Company completed the sale of an aggregate of 90.5 million shares of Series G-1 redeemable convertible preferred stock and an aggregate of 26.0 million shares of Series G-2 non-voting redeemable convertible preferred stock at a price of $259.1364 per share, for aggregate gross proceeds of $30.2 billion.
In the second quarter of 2026, the Company completed the sale of an aggregate of 57.9 million shares of Series
G-2 non-voting redeemable convertible preferred stock at a price of $259.1364 per share, for aggregate proceeds of $15.0 billion. Refer to Note 4 for further information.
In the second quarter of 2026, the Company also completed the sale of an aggregate of 77.6 million shares of
Series H-1 redeemable convertible preferred stock and an aggregate of 33.1 million shares of Series H-2 non-
voting redeemable convertible preferred stock at a price of $589.0095 per share, for aggregate gross proceeds of
$65.2 billion.
Dividend Rights
The holders of the outstanding shares of redeemable convertible preferred stock are entitled to receive, when and if declared by the Board, and prior and in preference to dividends on the Company’s common stock, dividends at the per annum rate of 6% of the applicable original issue price per share (“OIP”). Such dividends

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
shall not be cumulative. After payment of such dividends, any additional dividends shall be distributed among the holders of common stock and redeemable convertible preferred stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of redeemable convertible preferred stock were converted to common stock calculated on the record date for determination of holders entitled to such dividends. No dividends have been declared or paid through December 31, 2025 and June 30, 2026
(unaudited).
Liquidation Preference
In the event of any Liquidation Transaction (defined, generally, as any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event), the holders of redeemable convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the
Company to the holders of common stock, by reason of their ownership thereof, an amount per share equal to the OIP for each outstanding share of redeemable convertible preferred stock then held (as adjusted for stock splits, stock dividends, reclassifications and the like), plus any declared but unpaid dividends on such shares. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of redeemable convertible preferred stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of redeemable convertible preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive, and provided that the holders of redeemable convertible preferred stock will be treated on an as-converted basis if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of preferred stock into shares of such series of common stock.
Conversion
Each share of redeemable convertible preferred stock is convertible into fully paid and non-assessable shares of
Class A common stock, in the case of the Series A, Series C-1, Series D-1, Series D-2, Series E-1, Series F-1,
Series G-1, and Series H-1 redeemable convertible preferred stock. Each share of non-voting redeemable convertible preferred stock is convertible into fully paid and non-assessable shares of Class N common stock
(non-voting common stock), in the case of the Series B, Series C-2, Series D-3, Series E-2, Series E-3, Series
E-4, Series E-5, Series F-2, Series F-3, Series F-4, Series G-2, Series G-3, Series G-4, Series H-2, Series H-3, and
Series H-4 non-voting redeemable convertible preferred stock.
•Optional conversion – Each share of redeemable convertible preferred stock is convertible into Class A common stock or Class N common stock, as applicable, at any time after the issuance of shares at the option of the holder. The conversion rate is determined by dividing the applicable original issue price by the conversion price. As of December 31, 2024, the conversion ratio for all series of redeemable convertible preferred stock was 10:1. In connection with the Series E redeemable convertible preferred stock financing during the year ended December 31, 2025, the issuance of Series E-2 non-voting redeemable convertible preferred stock at $20.9280 per share triggered weighted-average antidilution adjustments to the conversion prices of the Series D-1, D-2, and D-3 redeemable convertible preferred stock. As of December 31, 2025, the conversion ratio for all series of redeemable convertible preferred stock was 10:1, except for the Series D-1, Series D-2, and Series D-3 redeemable convertible preferred stock, which were approximately 10.5, 10.4, and 10.5, respectively. As of June 30, 2026 (unaudited), the conversion ratio for all series of redeemable convertible preferred stock was 10:1, except for the
Series D-1, Series D-2, and Series D-3, which were approximately 10.6:1, 10.4:1, and 10.6:1, respectively. Upon conversion, no adjustments to the conversion price shall be made for any declared but unpaid dividends on the redeemable convertible preferred stock surrendered for conversion or on the common stock delivered upon conversion.
•Mandatory conversion – Each share of redeemable convertible preferred stock shall automatically convert to Class A common stock or Class N common stock, as applicable, at the applicable conversion rate upon the earlier of (i) the Company’s sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, resulting in at least $100 million of aggregate cash gross proceeds to the Company, net of underwriting discounts and commissions, (ii) the Company’s completion of a transaction or series of related

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
transactions (by merger, or consolidation, share exchange or otherwise with a publicly traded “special purpose acquisition company” or its subsidiary), which does not qualify as a liquidation transaction, or
(iii) the date, or upon the occurrence of an event, specified by vote or written consent of holders of each of (a) the majority of the then outstanding shares of Series A redeemable convertible preferred stock,
Series C-1 redeemable convertible preferred stock, Series D-1 redeemable convertible preferred stock,
Series D-2 redeemable convertible preferred stock, Series E-1 redeemable convertible preferred stock,
Series F-1 redeemable convertible preferred stock, Series G-1 redeemable convertible preferred stock, and Series H-1 redeemable convertible preferred stock voting together as a single class on an as-
converted basis, (b) the holders of a majority of the then outstanding shares of Series C-1 redeemable convertible preferred stock, voting separately as a class, which majority must include the vote or written consent, as applicable, of certain specified stockholders, (c) a majority of the Series D-1 redeemable convertible preferred stock and Series D-2 redeemable convertible preferred stock, voting together as a single class on an as-converted basis, (d) a majority of the Series E-1 redeemable convertible preferred stock, voting separately as a class on an as-converted basis, (e) with respect to the
Series F redeemable convertible preferred stock only, a majority of the Series F-1 redeemable convertible preferred stock, voting separately as a class on an as-converted basis, (f) with respect to the
Series G redeemable convertible preferred stock only, a majority of the Series G-1 redeemable convertible preferred stock, voting separately as a class on an as-converted basis, and (g) with respect to the Series H redeemable convertible preferred stock only, a majority of the Series H-1 redeemable convertible preferred stock, voting separately as a class on an as-converted basis.
Voting
The holders of Series A, Series C-1, Series D-1, Series D-2, Series E-1, Series F-1, Series G-1, and Series H-1
redeemable convertible preferred stock shall be entitled to the same voting rights and powers as the holders of the Class A common stock and to notice of any stockholders’ meeting in accordance with the bylaws of the
Company, and the holders of Class A common stock and the holders of Series A, Series C-1, Series D-1, Series
D-2, Series E-1, Series F-1, Series G-1, and Series H-1 redeemable convertible preferred stock shall vote together as a single class on all matters. Each holder of Series A, Series C-1, Series D-1, Series D-2, Series E-1, Series F-1,
Series G-1, and Series H-1 redeemable convertible preferred stock shall be entitled to the number of votes equal to the number of shares of Class A common stock into which such shares of Series A, Series C-1, Series D-1,
Series D-2, Series E-1, Series F-1, Series G-1, and Series H-1 redeemable convertible preferred stock, respectively, could be converted.
The holders of Series B, Series C-2, Series D-3, Series E-2, Series E-3, Series E-4, Series E-5, Series F-2, Series
F-3, Series F-4, Series G-2, Series G-3, Series G-4, Series H-2, Series H-3, and Series H-4 non-voting redeemable convertible preferred stock shall not be entitled to vote and shall have no voting rights, except as required by law or as specifically set forth in the certificate of incorporation, and shall have no right to vote in any election of the Board.
Redemption
The holders of the redeemable convertible preferred stock have no voluntary rights to redeem shares. The redeemable convertible preferred stockholders have liquidation preferences in the event of any Liquidation
Transaction (defined, generally, as any voluntary or involuntary liquidation, dissolution or winding up of the
Company or deemed liquidation event). Although the redeemable convertible preferred stock is not mandatorily or currently redeemable, a deemed liquidation event could constitute a redemption event outside the Company’s control. Therefore, all shares of redeemable convertible preferred stock have been presented outside of permanent equity.
The Company recorded shares of redeemable convertible preferred stock issued for cash at their respective issuance price less issuance costs on the dates of issuance. Shares of redeemable convertible preferred stock issued upon conversion of convertible notes were recorded at the fair value of the respective convertible note immediately prior to conversion. The carrying values of the Company’s redeemable convertible preferred stock have not been accreted to their redemption values as the liquidation event is not considered probable of occurring. Subsequent adjustments of the carrying values to redemption values will be made only if and when it becomes probable the convertible preferred stock will become redeemable.

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
Common Stock
The Company has one class of capital stock designated “participating common stock” and another class of capital stock designated “Class T common stock.” The class of capital stock designated “participating common stock” is divided into two series, designated “Class A common stock” and “Class N common stock.” The certificate of incorporation, as amended and restated August 27, 2025, authorized the Company to issue up to
8,162.8 million shares of Class A common stock, 5,547.2 million shares of Class N common stock, and 1 share of
Class T common stock. The certificate of incorporation, as amended and restated May 27, 2026 (unaudited), authorized the Company to issue up to 10,991.0 million shares of Class A common stock, 7,044.0 million shares of Class N common stock, and 1 share of Class T common stock. Holders of Class A common stock are entitled to one vote per share. The holders of Class N common stock shall have no right to vote, generally, except as required by law, including no right to vote in any election of the Board, except as required by law. The holders of Class T common stock have no right to vote generally, except as required by law or specifically set forth in the certificate of incorporation. The participating common stock is subordinate to the redeemable convertible preferred stock with respect to dividend rights and rights upon liquidation, winding up, and dissolution of the
Company. The Class T common stock is not mandatorily redeemable and does not entitle the holder thereof to receive dividends or any distribution of assets upon the liquidation, winding up, or dissolution of the Company or the occurrence of a Liquidation Transaction (defined, generally, as any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event).

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
The total shares of the Company’s common stock reserved for future issuance, on an as-if converted basis are as follows (in thousands):

	As of December 31,		As of June 30,
	2024	2025	2026
			(unaudited)
Series A	485,744	485,744	485,744
Series B	874,304	874,304	874,304
Series C-1	263,972	263,972	263,972
Series C-2	133,617	133,617	133,617
Series D-1	350,128	368,311	370,299
Series D-2	44,438	46,132	46,314
Series D-3	49,993	52,589	52,873
Series E-1	—	636,101	636,101
Series E-2	—	952,819	952,819
Series E-3	—	126,646	126,646
Series E-4	—	153,429	153,429
Series E-5	—	242,436	242,436
Series F-1	—	922,197	922,197
Series F-2	—	207,399	207,399
Series F-3	—	—	—
Series F-4	—	—	—
Series G-1	—	—	905,104
Series G-2	—	—	839,288
Series G-3	—	—	205,629
Series G-4	—	—	33,216
Series H-1	—	—	776,379
Series H-2	—	—	331,103
Series H-3	—	—	—
Series H-4	—	—	—
Shares available under Donation Matching Plan	964,341	964,341	933,698
Stock options and restricted stock units outstanding	1,736,780	2,603,784	2,846,697
Shares available for future issuance	26,547	287,571	569,059
Total shares reserved for issuance	4,929,864	9,321,392	12,908,323
Equity Compensation Plan
In January 2021, the Board approved the 2021 Stock Plan (the “Plan”). The Plan allows for the award of incentive stock options, non-statutory stock options, restricted stock awards, and RSUs to employees, non-
employee directors, and consultants of the Company. As of December 31, 2025 and June 30, 2026 (unaudited), there were 3,112.4 million shares and 3,864.8 million shares, respectively, of common stock reserved for issuance under the Plan, with 287.6 million shares and 569.1 million shares, respectively, available to be issued.
Options issued under the Plan generally are exercisable for periods not to exceed ten years and generally vest over either four years with 25% vesting after one year and with the remainder vesting monthly thereafter in equal installments, or over one year with 100% vesting after one year. Effective January 2026, options issued under the Plan generally are exercisable for periods not to exceed 10 years and generally vest over either four years with 12.5% vesting after six months and with the remainder vesting monthly thereafter in equal installments, or over one year with 50% vesting after six months and with the remainder vesting monthly thereafter in equal installments.

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
Stock Options
A summary of stock option activity and related information was as follows:

	Number of Shares (in thousands)	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Balance as of December 31, 2023	532,827	$0.52	9.3	$416
Granted	1,279,562	1.30
Exercised	(24,907)	0.40
Cancelled and forfeited	(50,702)	0.98
Balance as of December 31, 2024	1,736,780	1.08	9.2	$2,248
Granted	550,591	3.72
Exercised	(141,478)	0.79
Cancelled and forfeited	(163,150)	1.33
Balance as of December 31, 2025	1,982,743	1.81	8.6	$31,415
Granted (unaudited)	90,419	22.14
Exercised (unaudited)	(227,942)	1.38
Cancelled and forfeited (unaudited)	(48,154)	1.87
Balance as of June 30, 2026 (unaudited)	1,797,066	$2.89	8.2	$98,205
Vested and exercisable as of December 31, 2025	662,636	$1.12	8.1	$10,961
Vested and exercisable as of June 30, 2026 (unaudited)	902,727	$2.06	8.1	$50,077
The intrinsic value of a stock option is calculated as the difference between the per-share exercise price of the stock option and the estimated per-share fair value of the Company’s common stock at the measurement date.
The total intrinsic value of stock options exercised during the years ended December 31, 2023, 2024, and 2025 and during the six months ended June 30, 2026 (unaudited) was $7 million, $31 million, $1.1 billion, and $6.8 billion, respectively.
The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2023,
2024, and 2025 and during the six months ended June 30, 2026 (unaudited) was $0.51 per share, $1.07 per share, $5.76 per share, and $19.90 per share, respectively. The total grant-date fair value of options vested during the years ended December 31, 2023, 2024, and 2025 and during the six months ended June 30, 2026
(unaudited) was $12 million, $83 million, $733 million, and $2.0 billion, respectively.
As of December 31, 2025 and June 30, 2026 (unaudited), there was approximately $3.2 billion and $2.8 billion, respectively, of total unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted-average period of 1.5 years and 1.2 years, respectively.
The following weighted-average assumptions were used to calculate the fair value of option grants:

	Year Ended December 31,			Six Months Ended June 30,
	2023	2024	2025	2026
				(unaudited)
Fair value of common stock	$0.51 - $1.08	$1.30 - $2.23	$3.45 - $16.69	$21.56 - $57.14
Expected volatility	71.6%	67.6%	66.4%	65.7%
Risk-free interest rate	4.3%	4.1%	3.9%	3.8%
Dividend yield	—%	—%	—%	—%
Expected term (in years)	6.0	6.1	5.6	5.3

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
Restricted Stock Units
The Company grants RSUs to employees and the RSUs vest upon the satisfaction of both a service condition and a performance condition. The service condition for these awards is generally satisfied over a four-year vesting period. The performance condition is satisfied upon the occurrence of an “initial event” which is defined as either (i) a qualifying change in control of the Company or (ii) a listing of the Company’s equity securities on an established securities market (including through a traditional public offering, direct listing, or business combination with a special purpose acquisition company), in each case, on or before the seventh anniversary of the grant date, as further defined in such RSU agreements. If the performance condition is not satisfied within seven years of the grant date, all unvested RSUs are forfeited.
As of December 31, 2025 and June 30, 2026 (unaudited), no stock-based compensation expense had been recognized for the RSUs because management determined that it is not probable that the performance condition will be achieved. If management had determined the performance condition was probable of achievement as of December 31, 2025 and June 30, 2026 (unaudited), the Company would have recognized
$671 million and $2.9 billion, respectively, of cumulative stock-based compensation expense as of the respective dates and would have had $5.2 billion and $23.7 billion, respectively, of unrecognized compensation cost that represents the RSUs that have not satisfied the service condition for vesting. As of June 30, 2026
(unaudited), unrecognized compensation cost is expected to be recognized over a weighted-average period of
2.1 years.
The following table summarizes RSU activity under the Plan during the year ended December 31, 2025 and six months ended June 30, 2026 (unaudited):

	Number of Shares (in thousands)	Weighted- Average Grant-Date Fair Value per Share
Balance as of December 31, 2024	—	$—
Granted	629,385	9.42
Vested	—	—
Forfeited or cancelled	(8,344)	6.07
Balance as of December 31, 2025	621,041	9.47
Granted (unaudited)	451,891	46.48
Vested (unaudited)	—	—
Forfeited or cancelled (unaudited)	(23,301)	12.28
Balance as of June 30, 2026 (unaudited)	1,049,631	$25.34
The total intrinsic value and fair value of RSUs vested during the year ended December 31, 2025 and six months ended June 30, 2026 (unaudited) was zero.
Restricted Stock Awards (“RSAs”)
In January and February 2021, the Company granted a total of 1,731.3 million RSAs to founders and early employees that vested based on the passage of time (i.e., a service condition). The Company also grants RSAs to certain non-employee service providers. The RSAs are shares of common stock that are issued and outstanding and are subject to repurchase by the Company (for a minimal amount) if the holder’s service terminates before the restricted shares vest. Compensation cost is measured at the grant-date fair value of the underlying common stock and is recognized over the vesting period.
During the year ended December 31, 2024, 432.8 million RSAs vested and 36.1 million RSAs were subject to repurchase. During the year ended December 31, 2025, all remaining RSAs subject to repurchase as of the end of the prior year vested and additional RSAs granted and subject to repurchase were not material.
During the six months ended June 30, 2026 (unaudited), the Company granted 10.4 million RSAs in connection with acquisitions, which remain unvested as of June 30, 2026. As of June 30, 2026 (unaudited),

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
there was approximately $325 million of total unrecognized compensation cost related to unvested RSAs, which is expected to be recognized over a weighted-average period of 2.7 years.
Share Repurchases
During the year ended December 31, 2025, the Company repurchased and immediately retired 27.9 million shares of common stock from certain former and current service providers at a purchase price of $5.61 per share, which was in excess of the then-current fair market value at the time of repurchase. The aggregate fair value of the shares repurchased was $149 million, which was recorded as an increase in accumulated deficit.
The excess of the repurchase price over the fair market value of the shares at the date of repurchase was recognized as stock-based compensation expense of $7 million in the consolidated statement of operations.
The Company did not repurchase any shares during the six months ended June 30, 2026 (unaudited).
In February 2026 (unaudited), the Company’s Board of Directors approved an offer by a group of third-party buyers to purchase shares of the Company’s Class A common stock at a price of $25.9136 per share from sellers that included current and former employees, non-employee service providers, and donor advised funds. The tender offer closed in April 2026, and an aggregate of 179.9 million shares were sold. Shares sold in the tender offer were sold at fair value, and accordingly, no stock-based compensation expense was recognized in connection with the transaction.
Donation Matching Plan
In November 2021, the Company adopted its donation matching plan (“Donation Matching Plan”) whereby eligible employees of the Company can pledge to donate to 501(c)(3) tax exempt organizations and have the
Company match such donation on the terms set forth in the Donation Matching Plan. The Company may elect, at its sole discretion and per the terms of the Donation Matching Plan, to match the donation in shares of Class
N common stock or in cash in an equivalent value. As of December 31, 2024 and 2025, 964.3 million shares of common stock were reserved for issuance under the Donation Matching Plan, and no shares are issued or outstanding. As of June 30, 2026 (unaudited), 933.7 million shares of common stock were reserved for issuance under the Donation Matching Plan. During the six months ended June 30, 2026 (unaudited), the Company recognized a change in fair value of $126 million of the donation matching program liability within other operating and administrative expense in the consolidated statements of operations and issued 30.6 million shares of Class N common stock upon settlement of its donation matching obligation in the first quarter of
2026 (unaudited). As of December 31, 2024 and 2025 and June 30, 2026 (unaudited), the Company accrued zero, $541 million, and zero, respectively, within accounts payable, accrued expenses, and other current liabilities on the consolidated balance sheets, representing the estimated fair value of the current obligations to match employee donations under the donation matching program based on observable and unobservable inputs, specifically considering the price of the Company’s common stock. Donation matching expense is included within other operating and administrative expenses in the consolidated statements of operations.
11. Income Taxes
The Company is subject to taxation in the United States and various other state and foreign jurisdictions. The domestic and foreign components of pre-tax loss were as follows (in millions):

	Year Ended December 31,
	2023	2024	2025
Domestic	$(1,529)	$(8,302)	$(41,881)
Foreign	—	(6)	(64)
Loss before provision for income taxes	$(1,529)	$(8,308)	$(41,945)

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
The components of the provision for income taxes were as follows (in millions):

	Year Ended December 31,
	2023	2024	2025
Current:
Federal	$—	$—	$—
State	—	—	—
Foreign	2	4	17
Total current provision for income taxes	2	4	17
Deferred:
Federal	—	—	—
State	—	—	—
Foreign	—	(3)	3
Total deferred provision for (benefit from) income taxes	—	(3)	3
Total provision for income taxes	$2	$1	$20
The following is a reconciliation of the statutory federal income tax rate to the Company’s effective tax rate:

	Year Ended December 31,
	2023	2024
U.S. Federal statutory tax rate	21.0%	21.0%
State and local income taxes, net of Federal income tax effect	3.6%	2.4%
Foreign tax effects	(0.1)%	—%
Research and development credits	1.4%	2.2%
Changes in valuation allowances	(9.4)%	(12.2)%
Mark to market	(16.2)%	(13.6)%
Other	(0.4)%	0.2%
Provision for income taxes	(0.1)%	—%

	Year Ended December 31, 2025
	Amount	Percent
Pre-tax book income	$(41,945)
U.S. Federal statutory tax rate	(8,808)	21.0%
State and local income taxes, net of Federal income tax effect(1)	(47)	0.1%
Foreign tax effects	34	(0.1)%
Tax credits	(404)	1.0%
Changes in valuation allowances	1,870	(4.5)%
Nontaxable or nondeductible items
Mark to market	7,192	(17.1)%
Other nondeductible expenses (no item >5%)	5	—%
Changes in unrecognized tax benefits	165	(0.4)%
Other	13	—%
Provision for income taxes	$20	—%
______________
(1)State taxes in California made up the majority (greater than 50%) of the tax effect in this category.

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
The tax effects of temporary differences and related deferred tax assets and liabilities were as follows (in millions):

As of December 31,
	2024	2025
Deferred tax assets:
Stock-based compensation	$40	$279
Research and development capitalization	459	34
Net operating loss carryforwards	445	2,007
Research and development tax credit	260	656
Lease liability	10	25
Bad debt reserve	1	4
Depreciation and amortization	1	—
Contingency reserve	1	312
Other accruals	—	147
Valuation allowance	(1,206)	(3,422)
Total deferred tax asset, net	11	42
Deferred tax liabilities:
ROU asset	(8)	(28)
Depreciation and amortization	—	(12)
Other deferred tax liabilities	—	(2)
Total deferred tax liabilities	(8)	(42)
Net deferred tax assets	$3	$—
In determining the need for a valuation allowance, the Company reviewed both positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and has concluded that it is more likely than not that the
Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance was established against the Company’s U.S. and foreign net deferred tax assets as of December 31, 2025.
Management reevaluates the positive and negative evidence at each reporting period.
A reconciliation of the beginning and ending amount of the Company’s valuation allowance is as follows (in millions):

	Year Ended December 31,
	2023	2024	2025
Valuation allowance, beginning of year	$56	$200	$1,206
Changes in related gross deferred tax asset	144	1,006	2,216
Valuation allowance, end of year	$200	$1,206	$3,422
As of December 31, 2025, the Company had U.S. federal net operating loss (“NOL”) carryforwards of $8.2 billion, which do not expire, state NOL carryforwards of $4.2 billion, which begin to expire in 2033, and NOL carryforwards in Ireland of $85 million, which do not expire.
As of December 31, 2025, the Company had U.S. federal and California R&D tax credit carryforwards in the amount of $656 million and $343 million, respectively. The U.S. federal R&D tax credits begin to expire in
2042 while the California R&D tax credits can be carried forward indefinitely.
The Company’s ability to utilize the NOL carryforwards and R&D credit carryforwards in the future may be subject to an annual limitation due to ownership changes that have occurred or that could occur in the future in accordance with Section 382 of the Internal Revenue Code of 1986, as amended (“Section 382”), as well as similar state provisions. These ownership changes may limit the amount of NOL and R&D tax credit

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
carryforwards that can be utilized annually to offset future taxable income and future income tax, respectively.
In general, an ownership change as defined by Section 382 results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company last completed a Section 382 analysis as of December 31, 2023, and has determined that ownership changes have taken place in October 2021 and September 2023. However, no limitations on the utilization of tax attributes were identified as of that date. A Section 382 study has not been conducted subsequent to December 31, 2023. Ownership changes that may have occurred in 2024 and 2025 may therefore subject tax attributes to a yearly limitation.
A reconciliation of the beginning and ending amount of the Company’s unrecognized tax benefits during the years ended December 31, 2024, and 2025 is as follows (in millions):

Year Ended December 31,
	2024	2025
Balance, beginning of year	$7	$101
Increases related to prior year tax positions	10	4
Increases related to current year tax positions	84	188
Balance, end of year	$101	$293
The Company files tax returns in the United States and various state and foreign jurisdictions in which the
Company conducts business activities. The federal and state income tax returns are subject to examination for all tax years, the tax returns in the United Kingdom are open from 2023 onwards and the Ireland tax returns are open from 2024 onwards. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service (“IRS”) or state tax authorities to the extent utilized in a future period. Additionally, the Company is subject to tax examinations by tax authorities in foreign jurisdictions where it has business operations. There are currently no federal, state, or foreign audits in progress by the IRS or any other jurisdictions for any tax years.
Given the Company’s full valuation allowance, none of the unrecognized tax benefits, if recognized, would affect the Company’s effective tax rate. The Company’s policy is to recognize interest and penalties related to income taxes as components of income tax expense. As of December 31, 2024 and 2025, the Company did not accrue interest and penalties related to unrecognized tax benefits.
The Company considers the earnings of its foreign subsidiaries to be indefinitely reinvested and, accordingly, has not provided U.S. federal or state income taxes or foreign withholding taxes on such earnings. The
Company does not expect material taxes would be due upon repatriation of these earnings.
The amount of cash taxes paid by (refunded to) the Company during the year ended December 31, 2025 is as follows (in millions):

Year Ended December 31, 2025
Federal	$—
State	—
Foreign
United Kingdom	10
South Korea	(2)
All Other Foreign	—
Cash taxes, net of amounts refunded	$8
In July 2025, the United States enacted tax legislation commonly referred to as the One Big Beautiful Bill Act
(the “OBBB Act”). The OBBB Act, among other things, extends certain provisions of 2017 U.S. federal tax legislation relating to federal bonus depreciation. The OBBB Act permanently reverted to pre-Tax Cuts and Jobs
Act rules allowing full deduction of domestic research and experimental expenses effective for tax years

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
beginning after December 31, 2024, and provided transition relief permitting acceleration of previously capitalized domestic R&D costs from 2022 to 2024. While these provisions resulted in a significant favorable temporary difference in the Company’s 2025 tax provision, they did not have a material effect on the Company’s consolidated financial statements for the year ended December 31, 2025, due to the Company’s full valuation allowance position on deferred tax assets. The Company will continue to monitor future developments, including regulatory guidance and interpretations, which could have a material impact as the Company’s tax position evolves.
For the Six Months Ended June 30, 2025 and 2026 (Unaudited)
A summary of the Company’s provision for income taxes, loss before provision for income taxes, and effective tax rates is as follows (in millions):

	Six Months Ended June 30,
	2025	2026
Provision for income taxes	$7	$21
Loss before provision for income taxes	$(12,962)	$(80,727)
Effective tax rate	(0.1)%	—%
The Company’s provision for income taxes consists primarily of state taxes in the United States and foreign taxes in jurisdictions in which the Company conducts business. The Company recorded income tax expense of
$7 million and $21 million for the six months ended June 30, 2025 and 2026, respectively. The Company maintains a full valuation allowance against its net deferred tax assets as it is more likely than not that these assets will not be realized.
12. Net Loss per Share
The Company computes net loss per share utilizing the two-class method required for participating securities.
The rights, including the liquidation and dividend rights, of the holders of the Company’s Class A common stock and Class N common stock are identical, except with respect to voting. As a result, the basic and diluted net loss per share of Class A common stock and Class N common stock are the same and therefore presented on a combined basis.
The following table sets forth the computation of basic and diluted net loss per share, net of tax attributable to the Company’s common stockholders (in millions, except share amounts which are reflected in thousands, and per-share data):

	Year Ended December 31,			Six Months Ended June 30,
	2023	2024	2025	2025	2026
				(unaudited)
Numerator:
Net loss	$(1,531)	$(8,309)	$(41,965)	$(12,969)	$(80,748)
Denominator:
Weighted-average shares of common stock outstanding, basic and diluted	1,076,881	1,528,995	1,821,085	1,788,731	2,024,973
Net loss per share, basic and diluted	$(1.42)	$(5.43)	$(23.04)	$(7.25)	$(39.88)

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
For the years ended December 31, 2023, 2024, and 2025 and the six months ended June 30, 2025 and 2026
(unaudited), basic net loss per share is the same as diluted net loss per share as the inclusion of all potential shares of common stock outstanding would have been anti-dilutive.
Potentially dilutive securities that were not included in the diluted per-share calculations because they would have been anti-dilutive were as follows (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2023	2024	2025	2025	2026
				(unaudited)
Redeemable convertible preferred stock	1,757,637	2,202,194	5,465,695	4,333,169	8,558,869
Convertible notes	1,137,923	1,893,289	2,046,074	2,253,472	1,840,445
Derivative liabilities	3,062,061	450,000	—	—	—
RSAs	468,904	36,070	27	—	13,529
Stock options	532,827	1,736,780	1,982,743	1,835,665	1,797,066
Holdback liability	—	—	1,596	—	1,590
Total	6,959,352	6,318,333	9,496,135	8,422,306	12,211,499
The SAFEs and certain convertible notes were excluded from the anti-dilutive securities as the potential common stock are contingently issuable and the number of shares issuable is contingent on the price at which future financing transactions occur. The table above does not include 621.0 million, 173.7 million, and 1,049.6 million RSUs outstanding as these awards are subject to a performance condition that was not considered probable for the year ended December 31, 2025 and six months ended June 30, 2025 and 2026 (unaudited), respectively.
13. Commitments and Contingencies
Purchase Commitments
The Company routinely enters into non-cancelable agreements with third parties that contractually obligate the
Company to purchase services. These contractual commitments primarily relate to CSP hosting and other third-
party infrastructure services agreements.
Future minimum payments under the Company’s non-cancelable purchase commitments with a remaining term in excess of one year as of December 31, 2025 were as follows (in millions):

Year Ended December 31,	Amount
2026	$7,059
2027	11,128
2028	10,832
2029	8,304
2030	5,428
Thereafter	11,808
Total non-cancelable contractual commitments	$54,559
As of June 30, 2026 (unaudited), expected future fixed or minimum guaranteed commitments under these agreements were approximately $265.6 billion with terms ranging from one to 20 years.
Guaranty (unaudited)
In 2026, the Company entered into guaranty and cost reimbursement arrangements with developers to support data center capacity development, including procuring long-lead time equipment and materials. The Company may be required to make payments to or on behalf of the counterparties if specified trigger events occur. As of

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
June 30, 2026, maximum potential payments under these arrangements were up to $0.8 billion, and amounts accrued under these arrangements were not material.
Legal Matters
The Company is involved from time to time in claims, proceedings, and litigation, including the following:
In August 2024, various authors filed suit against the Company alleging infringement of copyrighted books in the case of Bartz et al v. Anthropic in the U.S. District Court for the Northern District of California (“Bartz”).
The complaint alleged, among other things, copyright infringement related to the use of literary works used in the training of the Company’s large language models. The complaint sought certification as a class action, unspecified amounts of damages, injunctive relief, attorneys’ fees, costs, and interest. The Company reached a settlement in the amount of $1.5 billion and the interest earned thereon, which was approved by the district court in July 2026. The Company paid $300 million during the year ended December 31, 2025 and recorded liabilities of $750 million in accounts payable, accrued expenses, and other current liabilities and $450 million in other noncurrent liabilities on the consolidated balance sheets as of December 31, 2025, and $1.2 billion in accounts payable, accrued expenses, and other current liabilities as of June 30, 2026 (unaudited).
In October 2023, Concord Music Group et al. filed a complaint against the Company in the U.S. District Court for the Middle District of Tennessee (“Concord I”). The complaint alleges, among other things, that in the process of building and operating the Company models, the Company unlawfully copied and disseminated copyrighted lyrics controlled by the publishers. It also asserts a claim for unlawful removal of copyright management information. The complaint seeks unspecified amounts of damages, injunctive relief, attorneys’
fees, costs, and interest. The case was later transferred to the Northern District of California. Fact discovery in the case closed in November 2025. In March 2026, the publishers filed for a partial summary judgment. The
Company responded to that motion and filed its own motion for summary judgment in April 2026. A summary judgment hearing is scheduled in October 2026. The Company disputes the allegations of wrongdoing and intends to defend itself vigorously in this matter.
The Company is also subject to three copyright actions in Canada. In May and July 2025, two putative class actions were filed on behalf of purported classes of Canadian authors - one in British Columbia (“MacKinnon”)
on behalf of all Canadian authors, and one in Québec (“Grescoe”) on behalf of all Québec authors - each alleging violations of Canada’s Copyright Act based on the Company’s copying and use of copyrighted books to train its large language models. Grescoe has been stayed pending a final judgment in MacKinnon. In July 2026, La
Presse Inc., a Québec news publisher, filed a copyright infringement action against the Company in the Québec
Superior Court alleging that the Company reproduced its journalistic works in the data used to train the
Company’s models. The Company disputes the allegations of wrongdoing and intends to defend itself vigorously in these matters.
In June 2025, Reddit, Inc. filed suit against the Company in California state court alleging various claims, including breach of contract and trespass to chattels, stemming from allegations about the Company’s use of
Reddit data in building and operating its models. In July 2025, the Company filed a notice of removal of the case to federal court. The case was remanded to state court in March 2026. The Company filed a demurrer to the complaint in June 2026, a hearing on the demurrer was held in August 2026, and no order has yet been issued. The Company disputes the allegations of wrongdoing and intends to defend itself vigorously in this matter.
Between January and August 2026, four complaints were filed against the Company in the U.S. District Court for the Northern District of California by various music publishers and their affiliated entities, including
Concord Music Group, Universal Music Publishing Group, ABKCO Music, BMG Rights Management (US) LLC,
Round Hill Music LP, Sony Music Publishing (US) LLC, and Warner Chappell Music, Inc. (collectively, the
“Music Publisher Matters”). The complaints allege, among other things, that the Company unlawfully copied the plaintiffs’ copyrighted song lyrics and musical compositions, and assert claims for direct and indirect copyright infringement based on both the acquisition and use of copyrighted materials to train the Company’s large language models and the outputs of those models, as well as claims for removal of copyright management information. Certain of the complaints also assert claims for unauthorized downloading and distribution of copyrighted works, circumvention of technological protection measures, and violations of the Digital
Millennium Copyright Act, and certain of the complaints also name two Company executives as defendants. The

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
complaints seek unspecified amounts of damages, injunctive relief, attorneys’ fees, costs, and interest. These matters are in preliminary stages: the Company’s motion to dismiss is pending in one matter, a second matter is temporarily stayed with a responsive pleading due in October 2026, and responsive pleadings have not yet been filed in the two matters commenced in August 2026. The Company disputes the allegations of wrongdoing and intends to defend itself vigorously in these matters.
The Company is subject to several putative class action complaints alleging that it markets and sells subscription plans for Claude through false, misleading, and deceptive advertising practices. These matters are generally in early stages. The Company disputes the allegations of wrongdoing and intends to defend itself vigorously.
Various authors have opted out of the class action and settlement reached in Bartz and filed individual suits against the Company, generally alleging claims of direct copyright infringement, contributory copyright infringement, and removal of copyright management information related to the use of literary works used in the training of the Company’s large language models. The Company disputes the allegations of wrongdoing in these remaining opt-out actions and intends to defend itself vigorously in all matters. These proceedings remain in various stages.
The Company has received notices, demands, and other communications from several authors and individual rights-holders, publishers (including, but not limited to, books, news, and music publishers), platforms and website operators, and trade associations, in the United States and other jurisdictions (collectively, “Rights-
Holders”) alleging unauthorized acquisition or use of content, removal of copyright management information, violation of terms of service, and violation of copyrights. Some Rights-Holders have also sought to have their content removed from the Company’s training corpus or sought more information on how their content was used in the development of the Company’s models. Other Rights-Holders have argued that the mere crawling of their sites has harmed them. The Company expects to continue to receive similar notices from Rights-Holders, which may ultimately result in litigation against the Company. The Company disputes the allegations of wrongdoing and intends to defend itself vigorously in these matters.
In addition, from time to time, the Company is subject to claims, litigation, and other proceedings, including potential regulatory proceedings, involving patent and other intellectual property matters, taxes, labor and employment, competition, privacy and data protection, consumer protection, commercial disputes, and services offered by the Company, and other matters. The outcomes of the Company’s legal proceedings and other contingencies are inherently unpredictable, subject to significant uncertainties, and could be material to its operating results and cash flows for a particular period. The Company evaluates, on a regular basis, developments in its legal proceedings and other contingencies that could affect the amount of liability, including amounts in excess of any previous accruals and reasonably possible losses disclosed, and makes adjustments and changes to its accruals and disclosures as appropriate. For the matters the Company discloses that do not include an estimate of the amount of loss or range of losses, such an estimate is not possible or is immaterial, and the Company may be unable to estimate the possible loss or range of losses that could potentially result from the application of non-monetary remedies. Until the final resolution of such matters, if any of the Company’s estimates and assumptions change or prove to have been incorrect, the Company may experience losses in excess of the amounts recorded, which could have a material effect on its business, consolidated financial position, results of operations, or cash flows.
Indemnification Agreements
The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent, independent testing and evaluation of the Company’s models, or other intellectual property infringement claim by any third party with respect to its technology. These indemnification obligations are not subject to a cap in certain instances. The term of these indemnification agreements is generally perpetual after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future but have not yet been made. The Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements.

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
Employee Benefit Plan
The Company has a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code covering eligible employees. A portion of employee contributions are matched up to a fixed maximum dollar amount per year per eligible employee. During the years ended December 31, 2023, 2024, and 2025, matching contributions related to the plan were $2 million, $7 million, and $15 million, respectively, and during the six months ended June 30, 2025 and 2026 (unaudited), matching contributions were $7 million and $20 million, respectively.
14. Segment and Geographical Information
The Company’s chief operating decision maker (“CODM”) is the leadership team consisting of the Company’s
Chief Executive Officer and President. The Company operates its business in one operating segment and, therefore, has one reportable segment. The CODM utilizes financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources including, but not limited to, the Company’s consolidated net loss.
The CODM uses consolidated net loss as the measure of segment profit or loss. The CODM uses consolidated net loss to evaluate overall financial performance, monitor budget-to-actual results, assess the return on the
Company’s investments in compute and infrastructure, personnel, and other operating activities to inform decisions regarding the allocation of capital and personnel resources across the Company’s operations. There are no other expense categories regularly provided to the CODM that are not already included in the primary consolidated financial statements, except that stock-based compensation expense is separately provided to the
CODM as a discrete component within the Personnel line item. Stock-based compensation expense was $29 million, $192 million, and $1.2 billion for the years ended December 31, 2023, 2024, and 2025, and $286 million and $2.2 billion for the six months ended June 30, 2025 and 2026 (unaudited), respectively. The
CODM does not evaluate operating segments using asset information.
Long-lived assets, which consists of property and equipment, net and operating lease right-of-use assets, by geographic location are based on the physical location of the assets. As of December 31, 2024, December 31,
2025, and June 30, 2026 (unaudited), approximately 94%, 95%, and 95%, respectively, of the Company’s long-
lived assets were located in the United States.
15. Business Combinations
2026 Acquisition Activity (Unaudited)
On May 18, 2026, the Company acquired Stainless Software, Inc., to advance developer experience and agent connectivity. This acquisition was primarily funded by shares of the Company’s Class A common stock with fair value of $295 million. The total purchase price of $306 million consisted of $12 million cash and cash equivalents, $65 million of intangible assets, $24 million of other net liabilities, and $253 million of goodwill.
Goodwill primarily relates to expected synergies and assembled workforce and is not expected to be deductible for U.S. federal income tax purposes.
During the first half of 2026, the Company completed other acquisition activity for aggregate consideration of
$260 million.
2025 Acquisition Activity
On December 2, 2025, the Company acquired 100% of the issued and outstanding equity interests of Bun. The acquisition primarily provides additional workforce to support the Company’s developer ecosystem initiatives and has been accounted for as a business combination. The total consideration transferred of approximately
$171 million consisted of: $136 million in equity issued, including replacement of equity awards attributable to pre-combination services; a $25 million holdback liability to be settled in shares of the Company’s Class A common stock; and $10 million in cash.
The fair value of equity issued was determined based on the estimated fair value of the Company’s Class A common stock immediately prior to the acquisition and includes 8.6 million shares of Class A common stock

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
issued to Bun stockholders and a number of replacement options to purchase shares of the Company’s Class A common stock issued to continuing employees that are subject to service-based vesting conditions over a three-
year period, of which a portion was attributable to pre-combination services and therefore included within the total consideration noted above.
Equity issued excludes 1.6 million shares of Class A common stock held back and not legally issued, which serve as partial security for the sellers’ general representation and warranty obligations. The holdback shares are subject to an 18-month holdback period, after which any remaining shares will be released to the former Bun stockholders, net of any shares necessary to satisfy breaches of the sellers’ general representations and warranties or other post-closing adjustments.
The holdback shares were recorded at their acquisition date fair value and classified as a liability within Other noncurrent liabilities on the consolidated balance sheets. The holdback liability will be settled in shares of Class
A common stock and is recorded at fair value through its settlement date, with changes in fair value recorded to other income (expense), net on the consolidated statements of operations. The estimate of fair value of the holdback liability used both observable and unobservable inputs, specifically considering the price of the
Company’s Class A common stock and the probability of payout at the end of the holdback period.
The purchase price was allocated on a preliminary basis to goodwill of $154 million and cash and cash equivalents of $17 million. Goodwill primarily relates to expected synergies and assembled workforce and is not expected to be deductible for U.S. federal income tax purposes.
Pro forma results of operations have not been presented because the effects of all acquisitions, individually and in the aggregate, were not material. Acquisition-related costs were expensed as incurred within other operating and administrative expenses on the consolidated statements of operations, and were not material.
16. Subsequent Events
The Company has evaluated subsequent events for recognition and measurement purposes through June 1,
2026, which is the date the consolidated financial statements were available to be issued.
Equity and Financing Transactions
•In January and February 2026, the Company completed the sale of an aggregate of 90.5 million shares of Series G-1 redeemable convertible preferred stock and an aggregate of 26.0 million shares of Series
G-2 non-voting redeemable convertible preferred stock at a price of $259.1364 per share, for aggregate gross proceeds of $30.2 billion.
•In February 2026, the Board approved an offer made by a group of third-party buyers to purchase shares of the Company’s Class A common stock at a price of $25.9136 per share from a group of sellers that included current and former employees, non-employee service providers, and donor advised funds. The transaction closed in April 2026, and an aggregate of 179.9 million shares were sold. There was no stock-based compensation expense related to this transaction.
•In February 2026, the Company settled its obligation accrued as of December 31, 2025 under the
Donation Matching Plan through the issuance of 30.6 million shares of Class N common stock. The liability was remeasured to fair value through the settlement date, resulting in additional other operating and administrative expense of $126 million recognized in the first quarter of 2026.
•In March 2026, the Company entered into a financing arrangement, including a note purchase agreement (“Google 2026 NPA”) with Google under which Google purchased 38.6 million shares of the
Company’s Series G-2 non-voting redeemable convertible preferred stock for approximately $10.0 billion and will provide up to $30.0 billion of debt and/or equity financing through December 31,
2030, subject to certain conditions.
•In April 2026, the Company entered into a stock purchase and convertible note facility agreement
(“Amazon 2026 NPA”) with Amazon under which Amazon purchased 19.3 million shares of the
Company’s Series G-2 non-voting redeemable convertible preferred stock for approximately $5.0

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
billion and will provide up to $20.0 billion of debt and/or equity financing in the future, subject to certain conditions.
•In May 2026, the Company completed the sale of an aggregate of 75.7 million shares of Series H-1 redeemable convertible preferred stock and an aggregate of 27.6 million shares of Series H-2 non-
voting redeemable convertible preferred stock at a price of $589.0095 per share, for aggregate gross proceeds of $60.8 billion, with additional sales expected in June 2026.
Compute and Infrastructure Transactions
•In March 2026, the Company entered into a lease agreement for a data center to be constructed. The lease is expected to commence in 2027 and is for a term of 20 years from the date the data center is delivered to the Company.
•In March 2026, in connection with an agreement to lease compute and infrastructure equipment, the
Company entered into a note purchase agreement under which the Company may issue, subject to certain conditions, up to $42.0 billion of convertible promissory notes in the future solely to finance rent obligations under the lease.
•In March 2026, in connection with order forms executed under the Company’s amended and restated
colocation and services agreement with a data center provider for a facility in the United States, the
Company entered into a guaranty of the provider’s obligations under a power purchase contract in favor of the power counterparty in a maximum amount of up to $500 million.
•In April 2026, the Company deposited $2.5 billion into an escrow account in connection with a compute and infrastructure lease agreement.
•Subsequent to December 31, 2025, the Company entered into new, and amended existing, lease and commercial agreements primarily to secure additional compute and infrastructure capacity, with aggregate future minimum payment obligations of approximately $417 billion. These primarily consist of leases for compute equipment and data centers and purchase commitments with certain cloud providers, commencing between 2026 and 2027 with terms ranging from less than one year to 20 years. The Company also expanded certain existing commercial agreements under which it expects to secure additional compute and infrastructure capacity to be delivered between 2028 and 2031. As certain commercial terms have not yet been finalized, the Company estimates aggregate future payments under these agreements to be approximately $125 billion to $150 billion.
Strategic Transactions and Partnerships
•In April 2026, the Company completed the acquisition of Coefficient Bio, Inc., a developer of AI models for biological research applications. Aggregate merger consideration consisted of 15.4 million shares of the Company’s Class A common stock, a portion of which is attributable to post-combination compensation under share revesting arrangements with continuing employees. The initial accounting for the acquisition was not complete as of the date these consolidated statements were available to be issued.
•In May 2026, the Company completed the acquisition of Stainless Software, Inc., a provider of developer tooling for the automated generation of software development kits and Model Context
Protocol servers. Aggregate merger consideration consisted of 11.6 million shares of the Company’s
Class A common stock, a portion of which is attributable to post-combination compensation under share revesting arrangements with continuing employees. The initial accounting for the acquisition was not complete as of the date these consolidated statements were available to be issued.
•In May 2026, the Company entered into an agreement to invest $325 million in a newly formed entity that will help accelerate AI adoption across mid-sized companies. The Company is currently evaluating the impact of the accounting for this arrangement on its consolidated financial statements.

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
Other Matters
•In January 2026, the Company entered into a lease agreement for office space in San Francisco,
California. The lease has a twelve-year initial term contractually commencing in January 2027. In
March 2026, the lease was deemed to have commenced for accounting purposes when the landlord made the leased building available for use by the Company to begin tenant improvements. The
Company recognized an operating lease right-of-use asset of $200 million and corresponding operating lease liability of $196 million.
•In January 2026, the Company modified all stock options outstanding for which the one-year cliff vesting period had not yet been achieved by adjusting the cliff vesting period to be equal to six months.
The incremental expense recognized as a result of these stock option modifications was not material.
•A portion of the Company’s revenue is derived from contracts with various agencies of the United
States Government (“USG”). On February 27, 2026, the President of the United States ordered the
USG to stop using the Company’s models and the U.S. Department of War has designated the
Company as a Supply-Chain Risk to National Security (the “Risk Designation”). The Company may
experience material revenue losses or business disruptions attributable to these events. On March 9,
2026, the Company filed a complaint in the U.S. District Court for the Northern District of California
challenging the Risk Designation as unlawful and simultaneously filed a petition for review in the U.S.
Court of Appeals for the D.C. Circuit. The U.S. District Court for the Northern District of California has
largely granted summary judgment in the Company’s favor, ruling that the Department of War’s actions were retaliatory acts meant to punish the Company for speech protected under the First
Amendment to the United States Constitution and violated the Company’s rights under the Due
Process Clause under the Fifth Amendment to the United States Constitution, and that the Secretary of
War’s Risk Designation, particularly with respect to 10 U.S.C. § 3252, violated the Administrative
Procedure Act because they were in excess of statutory authority, contrary to law, and arbitrary and capricious. The defendants have filed a notice of appeal of the preliminary injunction. The D.C. Circuit
Court of Appeals, however, in a 2-1 split decision, has denied the Company’s petition for review, ruling that the Department of War’s Risk Designation was proper under FASCSA Section 4713, and that the
Company’s rights under the First Amendment and Due Process Clause of the Fifth Amendment were not violated. The Company is evaluating its next steps with respect to the D.C. Circuit’s decision.
17. Subsequent Events (Unaudited)
The Company has evaluated subsequent events for recognition and measurement purposes through September
30, 2026, the date the unaudited interim consolidated financial statements were available to be issued.
Equity and Financing Transactions
•Subsequent to June 30, 2026, the Company’s board of directors approved grants of approximately 90.8 million RSUs with both service-based and performance-based vesting conditions. The service-based condition is generally satisfied quarterly over a period of four years, with a cliff vesting period of six months applicable to grants made to new hires, subject to the employee’s continuous service with the
Company through each service-based vesting date. The performance-based vesting condition of the
RSUs will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part. The Company is in the process of determining the grant-date fair value of these awards.
•In September 2026, the Company amended and restated the Credit Agreement, increasing the revolving commitments from $3.3 billion to $15.0 billion and extending the maturity to September
2031. The amendment also increases the minimum liquidity covenant from $500 million to $5.0 billion.
•In September 2026, the Company amended its certificate of incorporation to effectuate a 10-for-1 stock split of its authorized, issued, and outstanding shares of Class A common stock and Class N common stock, and in connection therewith, authorized 10,906.1 million shares of Class A common stock and
7,128.9 million shares of Class N common stock.

Anthropic, PBC
Notes to Consolidated Financial Statements
(Continued)
Compute and Infrastructure Transactions
•In July 2026, the Company entered into a hardware supply framework agreement (the “Hardware
Supply Agreement”) with Advanced Micro Devices, Inc. (“AMD”) to purchase, lease or access AMD
Helios rack-scale systems featuring AMD Instinct MI450 series GPUs. Pursuant to the terms of the
Hardware Supply Agreement, AMD committed to purchase up to $5.0 billion of the Company’s Class N common stock, if certain conditions are achieved.
•In addition to the transactions above, subsequent to June 30, 2026, the Company entered into new, and amended existing, lease and commercial agreements primarily to secure additional compute and infrastructure capacity, with aggregate future minimum payment obligations of approximately $154 billion. These primarily consist of leases for compute equipment and data centers and purchase commitments with certain cloud providers, commencing between 2026 and 2036 with terms greater than one year and up to 20 years. The Company also entered into contingent obligations to purchase up to approximately $89 billion of compute and infrastructure capacity with terms ranging from six years to 20 years beginning between 2027 and 2028, which are subject to certain conditions. The
Company also entered into certain agreements that are cancelable without penalty within one year with minimum payments for the next 12 months under such contracts of approximately $15 billion.

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.Other Expenses of Issuance and Distribution.
The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee, and the exchange listing fee.

Amount to be Paid
SEC registration fee	$*
FINRA filing fee	*
Exchange listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous expenses	*
Total	$*
_____________
*To be filed by amendment.
Item 14.Indemnification of Directors and Officers.
Section 145 of the DGCL authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.
We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors and certain officers for monetary damages to the fullest extent permitted by Delaware law.
Consequently, neither our directors nor certain officers will be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors or officers, as applicable, except liability for the following:
•any breach of the director’s or officer’s duty of loyalty to our company or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•for our directors, unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL;
•any transaction from which the director or officer derived an improper personal benefit; or
•for our officers, any action by or in the right of the corporation.
Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission, or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the greatest extent permitted by the
DGCL.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that they are or were one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that they are or were one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.
Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL.
These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws, and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification. Under Delaware law and our amended and restated
certificate of incorporation, in the absence of a conflict of interest, no failure to satisfy the balancing obligations associated with our status as a PBC shall, for purposes of the exculpation, advancement, and indemnification rights of our directors and officers, constitute an act or omission not in good faith, or a breach of the duty of loyalty.
We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.
Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.
The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the
Securities Act or otherwise.

Item 15.Recent Sales of Unregistered Securities.
From            through the filing date of this registration statement, we have issued the following unregistered securities:
Preferred Stock Issuances
From January 2024 to May 2024, we sold an aggregate of 39,978,675 shares of our Series D-1 and D-3 redeemable convertible preferred stock to 54 accredited investors at a purchase price of $30.0045 per share, for an aggregate purchase price of approximately $1.2 billion. In January 2024, we issued 33,328 shares of our
Series D-1 redeemable convertible preferred stock to one accredited investor upon conversion of a simple agreement for future equity with a principal amount of $1,000,000 at a purchase price of $30.0045 per share.
In January 2024, we issued 4,443,769 shares of our Series D-2 redeemable convertible preferred stock to two accredited investors upon conversion of simple agreements for future equity with an aggregate principal amount of $120 million at a purchase price of $27.0041 per share.
From January 2025 to March 2025, we sold an aggregate of 63,610,106 shares of our Series E-1 redeemable convertible preferred stock to 72 accredited investors at a purchase price of $56.0865 per share, for an aggregate purchase price of approximately $3.6 billion. From January 2025 to March 2025, we issued
95,281,934 shares of our Series E-2 non-voting redeemable convertible preferred stock to one accredited investor upon conversion of our convertible promissory notes at a purchase price of $20.9280 per share for an aggregate purchase price of approximately $2.0 billion. In January 2025, we issued 12,664,555 shares of our
Series E-3 non-voting redeemable convertible preferred stock to one accredited investor upon conversion of a convertible promissory note at a purchase price of $44.8692 per share for an aggregate purchase price of approximately $568 million. In January 2025, we issued 15,342,945 shares of our Series E-4 non-voting redeemable convertible preferred stock to one accredited investor upon conversion of a convertible promissory note at a purchase price of $50.4779 per share for an aggregate purchase price of approximately $774 million.
In January 2025, we issued 24,243,584 shares of our Series E-5 non-voting redeemable convertible preferred stock to one accredited investor upon conversion of a convertible promissory note at a purchase price of
$53.2822 per share for an aggregate purchase price of approximately $1.3 billion.
From August 2025 to September 2025, we sold an aggregate of (i) 92,219,720 shares of our Series F-1 redeemable convertible preferred stock to 202 accredited investors at a purchase price of $140.9676 per share, for an aggregate purchase price of approximately $13.0 billion and (ii) 20,739,866 shares of our Series F-2 non-
voting redeemable convertible preferred stock to one accredited investor upon conversion of our convertible promissory notes at a purchase price of $20.9280 per share for an aggregate purchase price of approximately
$434 million.
In October 2025, we repurchased 4,453,900 shares of our Series B redeemable convertible preferred stock from the U.S. government, to which such shares had been forfeited by former holders in legal proceedings to which we were not a party, at a purchase price of $140.9676 per share, and contemporaneously resold such shares to nine accredited investors at the same price per share, for aggregate consideration of approximately $627 million. We did not receive any net proceeds from these transactions.
From January 2026 to February 2026, we sold an aggregate of 90,510,425 shares of our Series G-1 redeemable convertible preferred stock to 261 accredited investors at a purchase price of $259.1364 per share, for an aggregate purchase price of approximately $23.5 billion. From January 2026 to May 2026, we sold an aggregate of 83,928,770 shares of our Series G-2 non-voting redeemable convertible preferred stock to five accredited investors at a purchase price of $259.1364 per share, for an aggregate purchase price of approximately $21.7 billion. From January 2026 to February 2026, we issued 20,562,886 shares of our Series
G-3 non-voting redeemable convertible preferred stock to one accredited investor upon conversion of our convertible promissory notes at a purchase price of $20.9280 per share, for an aggregate purchase price of approximately $430 million. In January 2026, we issued 3,321,638 shares of our Series G-4 non-voting redeemable convertible preferred stock to one accredited investor upon conversion of our convertible promissory notes at a purchase price of $233.2228 per share for an aggregate purchase price of approximately
$774 million.

From May 2026 to June 2026, we sold an aggregate of (i) 77,637,878 shares of our Series H-1 redeemable convertible preferred stock to 305 accredited investors at a purchase price of $589.0095 per share, for an aggregate purchase price of approximately $45.7 billion, and (ii) 33,110,291 shares of our Series H-2 non-voting redeemable convertible preferred stock to 11 accredited investors at a purchase price of $589.0095 per share, for an aggregate purchase price of approximately $19.5 billion.
Convertible Note Issuances
From            through the filing date of this registration statement, we issued convertible promissory notes in an
aggregate principal amount of $           to            accredited investors.
Option and RSU Issuances
From            through the filing date of this registration statement, we granted to our directors, officers,
employees, consultants, and other service providers options to purchase an aggregate of            shares of our
Class A common stock under our equity compensation plans at exercise prices ranging from approximately
$           to $           per share.
From            through the filing date of this registration statement, we issued to our directors, officers, employees,
consultants, and other service providers an aggregate of            shares of our Class A common stock upon the
exercise of options under our equity compensation plans at exercise prices ranging from approximately
$          to $           per share, for a weighted-average exercise price of $          .
From            through the filing date of this registration statement, we granted to our directors, officers,
employees, consultants, and other service providers an aggregate of            RSUs to be settled in shares of our
Class A common stock under our equity compensation plans.
Securities Issued in Connection with Acquisitions
From            through the filing date of this registration statement, we issued an aggregate of            shares of our
Class A common stock and options to purchase            shares of our Class A common stock in connection with
our acquisitions of certain companies or their assets and as consideration to individuals and entities who were former service providers or stockholders of such companies.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales, and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2)
of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16.Exhibits and Financial Statement Schedules.
Exhibits
See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.
Financial Statement Schedules
All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.
Item 17.Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h)
under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

3.1†	Amended and Restated Certificate of Incorporation of the registrant, as amended and as currently in effect.

3.2†	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant, as currently in effect.

3.3†	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon completion of this offering.

3.4†	Amended and Restated Bylaws of the registrant, as amended, as currently in effect.

3.5†	Form of Amended and Restated Bylaws of the registrant, to be in effect upon completion of this offering.

4.1*	Form of common stock certificate of the registrant.

4.2#^	Amended and Restated Investors’ Rights Agreement among the registrant and certain holders of its capital stock, dated as of May 28, 2026.

4.3#^†	2026 Stock Purchase and Convertible Note Facility Agreement between the registrant and Amazon Web Services, Inc., dated as of April 20, 2026.

4.4#^†	Note Purchase Agreement between the registrant and Broadcom Inc., dated as of March 31, 2026.

4.5#^†	Note Purchase Agreement between the registrant and Google LLC, dated as of March 31, 2026.

4.6#†	Registration Rights Agreement between the registrant and Broadcom Inc., dated as of June 8, 2026.

4.7#†	Registration Rights Agreement between the registrant and Google LLC, dated as of May 4, 2026.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1+*	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.

10.2+*	Anthropic, PBC 2026 Equity Incentive Plan and related form agreements.

10.3+*	Anthropic, PBC 2026 Employee Stock Purchase Plan and related form agreements.

10.4+†	Anthropic, PBC 2021 Amended and Restated Stock Plan and related form agreements.

10.5+†	Outside Director Compensation Policy.

10.6+†	Donation Matching Plan.

10.7#^†	Sublease Agreement between the registrant and Salesforce, Inc., dated as of September 22, 2023.

10.8#^†	Office Lease between the registrant and 300 Howard Owner, LLC, dated as of January 29, 2026.

10.9^†	Amended and Restated Credit Agreement between the registrant, the several lenders from time to time party thereto, and Morgan Stanley Senior Funding, Inc., dated as of September 4, 2026.

10.10#^†	Master Equipment Lease Agreement between AI Infrastructure OpCo II, LLC, a wholly owned subsidiary of the registrant, and Broadcom Inc., dated as of March 31, 2026.

10.11†	Irrevocable Proxy Agreement between the registrant, Daffy Charitable Fund, and the registrant’s Chief Executive Officer, dated as of October 6, 2025.

10.12†	Irrevocable Proxy Agreement between the registrant, Dechomai Asset Trust, and the registrant’s Chief Executive Officer, dated as of December 20, 2024.

10.13†	Form of Stockholders’ Agreement of Anthropic, PBC.

16.1†	Letter Regarding Change in Accountants.

21.1†	List of subsidiaries of the registrant.

23.1*	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.3*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

24.1	Power of Attorney (included on page II-9).

Exhibit Number	Description
99.1†	Form of Amended and Restated Trust Agreement.

99.2†	Form of Limited Liability Company Agreement of Anthropic Founders, LLC.

107.1*	Filing fee table.
______________
*To be filed by amendment. All other exhibits are submitted herewith.
+       Indicates management contract or compensatory plan.
#      The registrant has redacted provisions or terms of this exhibit pursuant to Regulation S-K Item 601(b)(10)(iv). While portions of the exhibit have been redacted, this exhibit includes a prominent statement on the first page of the exhibit that certain identified information has been excluded from the exhibit the registrant customarily and actually treats that information as private or confidential and the omitted information is not material. The registrant agrees to furnish an unredacted copy of the exhibit to the SEC upon its request.
^    Certain of the exhibits, schedules and/or annexes to this exhibit have been omitted in accordance with Item 601(a)(5) of
Regulation S-K. The registrant agrees to furnish supplementally a copy of all omitted exhibits and annexes to the SEC upon its request.
†       Previously filed.

Signatures
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San
Francisco, California, on the            day of           .

ANTHROPIC, PBC

By:
Dario Amodei
Chief Executive Officer

Power of Attorney
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dario Amodei, Daniela Amodei, and Krishna Rao, and each one of them, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the
Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer, Co-Founder, and Director
Dario Amodei	(Principal Executive Officer)

President, Co-Founder, and Director
Daniela Amodei

Chief Financial Officer
Krishna Rao	(Principal Financial Officer)

Chief Accounting Officer
Effendi Ng	(Principal Accounting Officer)

Director
Reed Hastings

Director
Christopher Liddell

Director
Vas Narasimhan

Director
Yasmin Razavi